As filed with the Securities and Exchange Commission on August 12, 2014

Registration No. 333-195736

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 4 to

Form F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Alibaba Group Holding Limited

(Exact name of Registrant as Specified in its Charter)

Cayman Islands	5961	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

c/o Alibaba Group Services Limited

26/F Tower One, Times Square

1 Matheson Street

Causeway Bay

Hong Kong

Telephone: +852-2215-5100

(Address and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Corporation Service Company

1180 Avenue of the Americas, Suite 210

New York, New York 10036

(800) 927-9801

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Timothy A. Steinert, Esq.

Alibaba Group Holding Limited

c/o Alibaba Group Services Limited

26/F Tower One, Times Square

1 Matheson Street, Causeway Bay

Hong Kong

+852-2215-5100

Leiming Chen, Esq. Daniel Fertig, Esq. Simpson Thacher & Bartlett LLP c/o 35th Floor, ICBC Tower 3 Garden Road Central Hong Kong +852-2514-7600	William H. Hinman, Jr., Esq. Simpson Thacher & Bartlett LLP 2475 Hanover Street Palo Alto, California 94304 U.S.A. 650-251-5000	William Y. Chua, Esq. Sullivan & Cromwell LLP 28th Floor Nine Queen’s Road Central Hong Kong +852-2826-8688	Jay Clayton, Esq. Sarah P. Payne, Esq. Sullivan & Cromwell LLP 1870 Embarcadero Road Palo Alto, California 94303 U.S.A. 650-461-5700

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. Neither we nor the selling shareholders may sell these securities until the registration statement filed with the United States Securities and Exchange Commission is declared effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting any offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated                     , 2014

             American Depositary Shares

Representing              Ordinary Shares

Alibaba Group Holding Limited

This is the initial public offering of Alibaba Group Holding Limited, or Alibaba Group. We are offering              American Depositary Shares, or ADSs, and the selling shareholders named in this prospectus are offering              ADSs. Each ADS represents              ordinary shares, par value US$0.000025 per share. We expect that the initial public offering price of the ADSs will be between US$             and US$             per ADS. We will not receive any proceeds from the ADSs sold by the selling shareholders.

Pursuant to our memorandum and articles of association, a partnership, or the Alibaba Partnership, comprised of certain management members of our company, Alipay and China Smart Logistics, will have the exclusive right to nominate a simple majority of the board of directors of our company. See “Alibaba Partnership” and “Description of Share Capital — Ordinary Shares — Nomination, Election and Removal of Directors.”

Prior to this offering, there has been no public market for our ADSs or ordinary shares. We will apply for listing of our ADSs on the New York Stock Exchange under the symbol “BABA.”

Investing in our ADSs involves risk. See “Risk Factors ” beginning on page 23.

	Per ADS	Total
Price to public	US$	US$
Underwriting discounts and commissions	US$	US$
Proceeds, before expenses, to us	US$	US$
Proceeds, before expenses, to the selling shareholders	US$	US$

We and certain selling shareholders have granted the underwriters the right to purchase up to an aggregate of              additional ADSs.

Neither the United States Securities and Exchange Commission nor any state securities commission or any other regulatory body has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ADSs against payment in U.S. dollars to purchasers on or about                     , 2014.

Credit Suisse	Deutsche Bank	Goldman Sachs	J.P. Morgan	Morgan Stanley	Citi

                     , 2014.

Alibaba is synonymous with e-commerce in China

Alibaba Group's major businesses

Alibaba Group
淘宝网
Taobao.com
China's largest online shopping destination with China's most popular mobile commerce app*(1)(2)
阿里巴巴 1688.com
Leading online wholesale marketplace for domestic China trade among small businesses
AliExpress
Online retail marketplace enabling consumers worldwide to buy direct from Chinese exporters
天猫 TMALL.COM
China's largest brands and retail platform featuring international and local brands*(1)
聚划算
juhuasuan.com
China's most popular online group buying marketplace*(2)
Alibaba.com
Global trade starts here.
China's largest global online wholesale marketplace*(3)
阿里云
aliyun.com
Cloud computing platform
* Source: iResearch
(1) Based on 2013 gross merchandise volume
(2) Based on 2013 monthly active users
(3) Based on 2013 revenues

The largest* online and mobile commerce

*By 2013 gross merchandise volume according to the IDC GMV Report

Robust marketplaces

US$270 billion
Total GMV on our China retail marketplaces

12.7 billion
Annual orders

255 million
Annual active buyers

50
Average annual orders per active buyer

Mobile commerce leader

163 million
Mobile MAUs
in March 2014

US$51 billion
Mobile GMV

87.2%
Of total mobile retail GMV in China*
Source: iResearch

Twelve months ended March 31, 2014 unless otherwise stated
* For the three months ended March 31, 2014

Powerful demographic trends driving growth

Large China population base

1.35 billion

Source: Euromonitor International

China Internet users

618 million

Source: CNNIC

China mobile Internet users

500 million

Source: CNNIC

Number of Internet shoppers in China

302 million

Source: CNNIC

% of online shopping to total China consumption

8.0%

Source: iResearch

As of Dec. 31, 2013 unless otherwise stated

company in the world

Unparalleled annual Singles Day shopping experience (Nov. 11)

US$5.8 billion
GMV settled through Alipay on Singles Day 2013 on our China retail marketplaces

254 million
Orders successfully processed on Singles Day 2013 by our cloud computing platform

Scalable logistics network

5.0 billion
Packages delivered by our logistics partners in 2013 from transactions generated on our China retail marketplaces

4.3 billion
Packages delivered globally by UPS in 2013

Source: UPS public filings

Underdeveloped offline retail infrastructure in China drives online opportunity – especially outside tier 1 and 2 cities

Retail space per capita in square meters, 2013

Source: Euromonitor International

0.6
China
2.6
USA
1.3
UK
1.3
Japan
1.5
Germany

This prospectus contains estimates and information concerning our industry, including market position, market size, and growth rates of the markets in which we participate, that are based on industry publications and reports. This prospectus contains statistical data and estimates published by iResearch, the China Internet Network Information Center, or CNNIC, Forrester Research, Euromonitor International, the National Bureau of Statistics of China, State Post Bureau of the PRC, the School of Social Sciences of Tsinghua University and International Data Corporation, or IDC, including a report titled “Global eCommerce Platforms Ranking by Gross Merchandise Volume”, which we requested IDC to prepare and for which we paid a fee and which we refer to in this prospectus as the IDC GMV Report. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. We have not independently verified the accuracy or completeness of the data contained in these industry publications and reports. The industry in which we operate is subject to a high degree of uncertainty and risk due to variety of factors, including those described in the “Risk Factors” section. These and other factors could cause results to differ materially from those expressed in these publications and reports.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, ADSs only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our ADSs.

Until                     , 2014 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

PROSPECTUS SUMMARY

This summary highlights selected information contained in greater detail elsewhere in this prospectus. This summary may not contain all of the information that you should consider before investing in our ADSs. You should carefully read the entire prospectus, including “Risk Factors” and the financial statements, before making an investment decision.

Our Mission

Our mission is to make it easy to do business anywhere.

Our founders started our company to champion small businesses, in the belief that the Internet would level the playing field by enabling small enterprises to leverage innovation and technology to grow and compete more effectively in the domestic and global economies. Our decisions are guided by how they serve our mission over the long-term, not by the pursuit of short-term gains.

Our Business

We are the largest online and mobile commerce company in the world in terms of gross merchandise volume in 2013, according to the IDC GMV Report. We operate our ecosystem as a platform for third parties, and we do not engage in direct sales, compete with our merchants or hold inventory.

We operate Taobao Marketplace, China’s largest online shopping destination, Tmall, China’s largest third-party platform for brands and retailers, in each case in terms of gross merchandise volume, and Juhuasuan, China’s most popular group buying marketplace by its monthly active users, in each case in 2013 according to iResearch. These three marketplaces, which comprise our China retail marketplaces, generated a combined GMV of RMB1,678 billion (US$270 billion) from 255 million active buyers and 8 million active sellers in fiscal year 2014. A significant portion of our customers have begun transacting on our mobile platform, and we are focused on capturing this opportunity. In the three months ended March 31, 2014, mobile GMV accounted for 27.4% of our GMV, up from 19.7% in the preceding three months and from 10.7% in the same period in the previous year.

In addition to our three China retail marketplaces, which accounted for 81.6% of our revenues in fiscal year 2014, we operate Alibaba.com, China’s largest global online wholesale marketplace in 2013 by revenue, according to iResearch, 1688.com, our China wholesale marketplace, and AliExpress, our global consumer marketplace, as well as provide cloud computing services.

As a platform, we provide the fundamental technology infrastructure and marketing reach to help businesses leverage the power of the Internet to establish an online presence and conduct commerce with consumers and businesses. We have been a leader in developing online marketplace standards in China. Given the scale we have been able to achieve, an ecosystem has developed around our platform that consists of buyers, sellers, third-party service providers, strategic alliance partners, and investee companies. Our platform and the role we play in connecting buyers and sellers and making it possible for them to do business anytime and anywhere is at the nexus of this ecosystem. Much of our effort, our time and our energy is spent on initiatives that are for the greater good of the ecosystem and the various participants in it. We feel a strong responsibility for the continued development of the ecosystem and we take ownership for this development. Accordingly, we refer to this as “our ecosystem.”

Our ecosystem has strong self-reinforcing network effects that benefit our marketplace participants, who are invested in our ecosystem’s growth and success. Through this ecosystem, we have transformed how commerce is conducted in China and built a reputation as a trusted partner for the participants in our ecosystem.

We have made significant investments in proprietary technologies and infrastructure in order to support our growing ecosystem. Our technology and infrastructure allow us to harness the substantial volume of data generated from our marketplaces and to further develop and optimize the products and services offered on our platform.

Through contractual arrangements with Alipay, we offer payment and escrow services for buyers and sellers, providing security, trust and convenience to our users. Since 2011, we have not held any interest in or control over Alipay or its parent company. Following the divestment of our interest in and control over Alipay, effective in the first calendar quarter of 2011, we have maintained long-term commercial arrangements with Alipay, which we believe align both companies’ interests in the success of our ecosystem. We also continue to derive economic benefits from our contractual arrangements with Alipay. For further details regarding our relationship with Alipay and its parent company, including the recent restructuring of our contractual arrangements with them in August 2014, see “Related Party Transactions — Agreements and Transactions Related to Small and Micro Financial Services Company and its Subsidiaries — Ownership of Small and Micro Financial Services Company.”

We take a platform approach to shipping and delivery by working with third-party logistics service providers through a central logistics information system operated by Zhejiang Cainiao Supply Chain Management Co., Ltd., or China Smart Logistics, our 48%-owned affiliate. Through our acquisition of UCWeb, we are able to leverage its expertise as a developer and operator of mobile web browsers to enhance our mobile offerings beyond e-commerce, such as general mobile search, which gives us access to UCWeb’s large base of mobile users and offers our existing user base additional mobile solutions.

Our revenue is primarily generated from merchants through online marketing services (via Alimama, our proprietary online marketing platform), commissions on transactions and fees for online services. We also generate revenues through fees from memberships, value-added services and cloud computing services. GMV generated on our China retail marketplaces increased by 55.8% from RMB1,077 billion in fiscal year 2013 to RMB1,678 billion (US$270 billion) in fiscal year 2014. Our total revenue increased by 52.1% from RMB34,517 million in fiscal year 2013 to RMB52,504 million (US$8,446 million) in fiscal year 2014. We do not allocate revenue among each of our China retail marketplaces. Our net income increased by 170.6% from RMB8,649 million in fiscal year 2013 to RMB23,403 million (US$3,764 million) in fiscal year 2014. Our fiscal year ends on March 31.

Our Key Metrics

We have experienced significant growth across various key metrics for our China retail marketplaces:

Our business and our ecosystem as a whole have achieved significant scale and size:

Our Scale and Size

Scale and Size of Our Ecosystem Participants

Unless otherwise indicated, all figures in the above charts are for the twelve months ended, or as of, March 31, 2014, and in the case of our scale and size, on our China retail marketplaces.
(1)	For the three months ended March 31, 2014.
(2)	According to iResearch for the three months ended March 31, 2014.
(3)	For the month ended March 31, 2014. Based on the aggregate mobile MAUs of apps that contribute to GMV on our China retail marketplaces.
(4)	For the twelve months ended December 31, 2013. Representing 54% of the 9.2 billion packages delivered in the twelve months ended December 31, 2013 by delivery services in China meeting certain minimum revenue thresholds, according to the State Post Bureau of the PRC.
(5)	Alibaba Cloud Computing processing capability as of December 31, 2013.
(6)	The sum of merchants on our (i) China retail marketplaces who paid fees and/or commissions to us in fiscal year 2014, plus (ii) wholesale marketplaces with current paid memberships as of March 31, 2014. A merchant may have more than one paying relationship with us.
(7)	Includes registered countries and territories of (i) buyers that sent at least one inquiry to a seller on Alibaba.com and (ii) buyers that settled at least one transaction on AliExpress through Alipay, in each case in the twelve months ended December 31, 2013, demonstrating the global reach and the potential for cross-border commerce opportunities across our marketplaces.
(8)	For fiscal year 2014. Approximately 33.9% of Alipay’s total payment volume in fiscal year 2014 represented payments processed for our China retail marketplaces.
(9)	Marketing affiliates who received a revenue share from us in the three months ended December 31, 2013.
(10)	Based on data provided by our 14 strategic delivery partners as of March 2014.
(11)	As of March 31, 2014.

The Network Effect on and across Our Marketplaces

The interactions between buyers and sellers create network effects in that more merchants attract more consumers, and more consumers attract more merchants. In addition, our marketplaces are interconnected in that many buyers and sellers on one marketplace also participate in the activities on our other marketplaces, thereby creating a second-order network effect that further strengthens our ecosystem.

The chart below depicts this network effect dynamic in our ecosystem.

Buyers

•   Chinese consumers buy on Taobao Marketplace, Tmall and Juhuasuan

•   While browsing or searching on Taobao Marketplace, consumers see product listings from both Taobao Marketplace and Tmall

•   Global consumers buy on AliExpress

•   Global wholesalers buy on Alibaba.com

Retail sellers

•   Small sellers in China sell on Taobao Marketplace and AliExpress

•   Chinese brands sell on Taobao Marketplace, Tmall, Juhuasuan and AliExpress and global brands sell on Tmall Global

•   Sellers source products on 1688.com

Wholesale sellers

•   Chinese wholesalers and manufacturers supply retail merchants in China on 1688.com and global wholesale buyers on Alibaba.com

•   Chinese wholesalers and manufacturers supply directly to global consumers on AliExpress

•   Global wholesalers and manufacturers supply global wholesale buyers on Alibaba.com

Our Market Opportunity

Our market opportunity is primarily driven by the following factors:

•	Our business benefits from the rising spending power of Chinese consumers. China’s real consumption in 2013 was 35.8% of total GDP, which is a rate that is significantly lower than that of other countries, such as the United States, which had a consumption penetration rate of 67.1% in 2013, according to Euromonitor International. We believe that growth in consumption will drive higher levels of online and mobile commerce.

•	China’s online shopping population is relatively underpenetrated. According to CNNIC, China had the world’s largest Internet population with 618 million users as of December 31, 2013. According to CNNIC, China had 302 million online shoppers in 2013. We believe the number of online shoppers will increase, driven by continued growth in the number of Internet users as well as by the higher percentage of Internet users making purchases online.

•	We believe that consumers are expanding the categories of products and services they are purchasing online, which will further increase online and mobile commerce activity.

•	We believe that the increased usage of mobile devices will make access to the Internet even more convenient, drive higher online shopper engagement and enable new applications. China has the world’s largest mobile Internet user base with 500 million users as of December 31, 2013, according to CNNIC, and mobile usage is expected to increase, driven by the growing adoption of mobile devices.

•	China’s offline retail market faces significant challenges due to few nationwide brick and mortar retailers, an underdeveloped physical retail infrastructure, limited product selection and inconsistent product quality. These challenges in China’s retail infrastructure, which we believe are particularly acute outside of tier 1 and 2 cities, are causing consumers to leapfrog the offline retail market in favor of online and mobile commerce.

•	China has an increasingly extensive and rapidly improving logistics infrastructure consisting of nationwide, regional and local delivery services. We believe that the rapid development of China’s distributed logistics infrastructure and nationwide express delivery networks has been driven in part by the growth of e-commerce and will continue to support the unique demands of consumers and merchants conducting e-commerce transactions on marketplaces.

Overall, online shopping, which represented 8.0% of total China consumption in 2013, is projected to grow at a compound annual growth rate, or CAGR, of 36.1% from 2013 to 2016, according to iResearch, as more consumers shop online and e-commerce spending per consumer increases.

Our Strengths

We believe that the following strengths contribute to our success and are differentiating factors that set us apart from our peers.

•	Management Team with Owner Mentality and Proven Track Record. Our management team’s clear sense of mission, long-term focus and commitment to the values that define the Alibaba culture have been central to our successful track record. Our management team has created and grown leading businesses organically, including Taobao Marketplace, Tmall, Alibaba.com, Alibaba Cloud Computing and Alipay.

•	Trusted Brands. Alibaba, Taobao, Tmall and Alipay are well recognized and trusted brands in China. Due to the strength of these brands, a majority of our customers navigate directly to our China retail marketplaces to find the products and services they are seeking instead of via third-party search engines.

•	Thriving Ecosystem with Powerful Network Effects. We are the steward of a thriving ecosystem, which provides us with the following key advantages:

•	participants in our ecosystem are invested in its success and growth;

•	interactions among participants create value for one another as our ecosystem expands and generates strong network effects; and

•	the scope of our ecosystem and the network effects it creates, including the significant buyer traffic generated by our Taobao Marketplace, provide low-cost organic traffic for our other marketplaces and services and significantly reduce our reliance on a sales force for our marketing services.

•	Mobile Leadership. We are the leader in mobile commerce in China in terms of mobile retail GMV, with mobile GMV transacted on our China retail marketplaces accounting for 87.2% of total mobile retail GMV in China in the three months ended March 31, 2014, according to iResearch. Our Mobile Taobao App has been the most popular mobile commerce app in China by mobile MAUs every month since August 2012, according to iResearch. We had 163 million mobile MAUs on our China retail marketplaces in March 2014.

•	Scalable Logistics Platform. We offer sellers on our marketplaces the benefits of a distributed and scalable logistics platform and information system to provide high quality delivery services to sellers and buyers on a large scale. Our platform approach helps to address the requirements of facilitating the delivery of packages across a wide range of product categories from millions of sellers to millions of buyers in dispersed locations across China. The scalability of this network was demonstrated by its success in the handling of 156 million packages generated on our Singles Day promotion in 2013 compared to a daily average of 13.7 million packages generated from transactions on our China retail marketplaces in 2013.

•	Reliable, Scalable and Cost-effective Proprietary Technology. We have developed proprietary technology that is reliable, scalable and cost-effective. Our technology is designed to handle the large volume of transactions on our marketplaces. For example, we successfully processed 254 million orders within 24 hours during our Singles Day promotion on November 11, 2013.

•	Data Insights. Data from consumer behavior and transactions completed on our marketplaces and interactions among participants in our ecosystem provide us with valuable insights to help us and our sellers improve the buyer experience, operate more efficiently and create innovative products and services.

•	Third-party Platform Business Model. Our exclusively third-party platform business model allows us to scale rapidly without the risks and capital requirements of sourcing, merchandising and holding inventory borne by direct sales companies. This business model drives our profitability and strong cash flow, which give us the flexibility to further invest in and improve our platform, expand our ecosystem and aggressively invest in people, technology, innovative products and strategically important assets.

Our Strategies

The key elements of our strategy to grow our business include:

•

Increase Active Buyers and Wallet Share. In fiscal year 2014, the average active buyer on our China retail marketplaces placed 50 orders, up from 42 orders in fiscal year 2013 and 34 orders in fiscal year 2012. We will continue to develop and market the value proposition of our retail marketplaces to attract new buyers as well as to increase the wallet share of existing buyers through more frequent buying and buying across more product categories. We intend to achieve growth through customer loyalty programs, high quality customer service, marketing and promotional campaigns, and expansion of marketing affiliates, as well as by promoting the usage of our various mobile commerce apps such as our Mobile Taobao App.

•	Expand Categories and Offerings. We aim to enhance the shopping experience for consumers, increase consumer engagement and create additional opportunities for merchants by developing and promoting additional categories and offerings. We believe that growth in the number of product and service categories and products and services purchased within each category contributes to higher average spending per customer and increases GMV.

•	Extend Our Mobile Leadership. We intend to build upon our strength in mobile commerce to develop a broader spectrum of consumer offerings, such as location-based services, O2O services and digital content, in order to fulfill our vision of becoming central to the everyday lives of our customers. We will also continue to look for ways to increase our mobile user base and engagement through strategic alliances, investments and acquisitions, such as our acquisition of UCWeb.

•	Enhance the Success of Sellers on a Broad Basis. We aim to increase the success of a broad base of sellers on our marketplaces by increasing their exposure to relevant buyer demand and providing them with more tools such as data science applications to manage their relationships with customers.

•	Enhance Data and Cloud Computing Technologies. We will continue to implement our data strategy through the application of data intelligence and deep learning technologies to several fields, including marketplace design, user interface, search, targeted marketing, logistics, location-based services and financial services, among others. In addition, we will continue to invest heavily in our cloud computing platform to support our own businesses and those of third parties.

•	Develop Cross-border Commerce Opportunities. Our international strategy is focused on leveraging cross-border linkages to our ecosystem that enable foreign brands and merchants to access the Chinese consumer markets without significant capital investments while providing Chinese manufacturers and merchants with a platform to reach businesses and consumers across the world. For example, we will continue to grow our international business by connecting overseas branded retailers to Chinese consumers (Tmall Global) and connecting Chinese suppliers to international retail markets (AliExpress) and international wholesale markets (Alibaba.com).

Alibaba Partnership

Since our founders first gathered in Jack Ma’s apartment in 1999, they and our management have acted in the spirit of partnership. We view our culture as fundamental to our success and our ability to serve our customers, develop our employees and deliver long-term value to our shareholders. In July 2010, in order to preserve this spirit of partnership and to ensure the sustainability of our mission, vision and values, we decided to formalize this partnership as Lakeside Partners, named after the “Lakeside Gardens” residential community where Jack and our other founders started our company. We refer to the partnership as the Alibaba Partnership.

We believe that our partnership approach has helped us to better manage our business, with the peer nature of the partnership enabling senior managers to collaborate and override bureaucracy and hierarchy. The Alibaba Partnership currently has 27 members comprised of 22 members of our management, four members of management of Small and Micro Financial Services Company and one member of management of China Smart Logistics. Two partners who are members of our management are also members of management of Small and Micro Financial Services Company. The partnership operates under principles, policies and procedures that have evolved with our business and are described below.

Our partnership is a dynamic body that rejuvenates itself through admission of new partners each year, which we believe enhances our excellence, innovation and sustainability. Unlike dual-class ownership structures that employ a high-vote class of shares to concentrate control in a few founders, our approach is designed to embody the vision of a large group of management partners. This structure is our solution for preserving the culture shaped by our founders while at the same time accounting for the fact that founders will inevitably retire from the company.

•	New partners are elected annually after a nomination process based on a number of criteria including, in most cases, not less than five years of tenure with Alibaba Group, Alipay and/or one of our affiliates, and require a 75% approval of all of the partners. Partnership votes are made on a one-partner-one-vote basis.

•	Partners are evangelists for our mission, vision and values, both within our organization and externally to customers, business partners and other participants in our ecosystem.

•	We require each partner to maintain a meaningful level of equity interests in our company during such individual’s tenure as a partner.

•	The Alibaba Partnership will have the exclusive right to nominate for shareholder approval up to a simple majority of the members of our board of directors. If an Alibaba Partnership director nominee is not elected by our shareholders or departs our board of directors for any reason, the Alibaba Partnership has the right to appoint a different person to serve as an interim director until our next scheduled annual general meeting of shareholders. We expect that our initial board of directors upon completion of this offering will consist of nine members, and we have been advised by the Alibaba Partnership that it intends to designate four of those directors as Alibaba Partnership nominees. If at any time our board of directors consists of less than a simple majority of directors nominated or appointed by the Alibaba Partnership for any reason — including because the Alibaba Partnership had previously not exercised its right to nominate or appoint a simple majority of our board of directors — the Alibaba Partnership will be entitled (in its sole discretion and without the need for any additional shareholder approval) to nominate or appoint such number of additional directors as necessary to ensure that the directors nominated or appointed by the Alibaba Partnership comprise a simple majority of our board of directors. For example, as we have been advised that the Alibaba Partnership expects to designate only four out of nine of our initial directors as Alibaba Partnership nominees, the Alibaba Partnership will have the right, following the completion of this offering, to nominate or appoint two additional directors to our board of directors, which would increase the total number of directors to eleven. We expect to enter into a voting agreement that will take effect upon the completion of this offering, pursuant to which both SoftBank and Yahoo will agree to vote their shares in favor of the Alibaba Partnership director nominees at each annual general shareholders meeting. Accordingly, for so long as SoftBank and Yahoo remain substantial shareholders, we expect the Alibaba Partnership nominees will receive a majority of votes cast at any meeting for the election of directors and will be elected as directors.

Our Challenges

We believe some of the major risks and uncertainties that may materially and adversely affect us include the following:

•	any failure to maintain the trusted status of our ecosystem could severely damage our reputation and brand;

•	we may not be able to maintain or improve the network effects of our ecosystem;

•	our operating philosophy may negatively influence our short-term financial performance;

•	we may not be able to successfully monetize our mobile traffic;

•	we may not be able to maintain our culture, which has been a key to our success;

•	we may not be able to innovate or compete effectively;

•	if the services Alipay provides to us are limited or restricted, our business would be harmed;

•	we may not be able to sustain our revenue growth rate, and increased investments in our business may negatively affect our margins;

•	our revenue and net income may be materially and adversely affected by any economic slowdown in China as well as globally;

•	there are risks and uncertainties associated with our variable interest entity structure; and

•	the regulatory and legal system in China is complex and developing, and future regulations may impose additional requirements on our business.

We also face other challenges, risks and uncertainties that may materially and adversely affect our business, financial condition, results of operations and prospects. You should consider the risks discussed in “Risk Factors” and elsewhere in this prospectus before investing in our ADSs.

Corporate History and Structure

We have a demonstrated track record of successful organic business creation since our founding in 1999.

•	In 1999, we founded Alibaba.com and Alibaba.com.cn, the predecessor of 1688.com.

•	In 2003, we launched Taobao Marketplace.

•	In 2004, we established Alipay to address the issue of trust between buyers and sellers online. We have continued to offer payment and escrow services on our marketplaces through Alipay following divestment of our interest in and control over Alipay in 2011. This divestment resulted from our management’s response to regulations issued in June 2010 by the People’s Bank of China, or the PBOC, that required non-bank payment companies to obtain a payment business license before September 1, 2011. These regulations provided specific guidelines for license applications only for domestic PRC-owned entities but stated that specific guidelines applicable to license applications for foreign-invested payment entities would be issued separately (although no such guidelines have been issued as of the date of this prospectus). Accordingly, our management restructured the ownership and control of Alipay into a company wholly-owned by PRC nationals in order to obtain a payment business license within the time period prescribed by the PBOC regulations. In August 2014, we entered into a share and asset purchase agreement, or the 2014 SAPA, with Small and Micro Financial Services Company and the other parties to the 2011 restructuring, pursuant to which we further restructured the contractual arrangements between us and Small and Micro Financial Services Company.

•	In 2007, we launched Alimama, our online marketing technology platform.

•	In 2008, we launched Tmall to address an increasing consumer need for branded products and a premium shopping experience.

•	In 2009, we established Alibaba Cloud Computing to handle the increasing data management needs on our platform.

•	In 2010, we launched the Mobile Taobao App.

Alibaba Group Holding Limited is a Cayman Islands holding company established on June 28, 1999, and we conduct our business in China through our subsidiaries and variable interest entities.

Due to PRC legal restrictions on foreign ownership and investment in, among other areas, value-added telecommunications services, which include Internet content providers, or ICPs, we, similar to all other entities with foreign-incorporated holding company structures operating in our industry in China, operate our Internet businesses and other businesses in which foreign investment is restricted or prohibited in the PRC through wholly-foreign owned enterprises, majority-owned entities and variable interest entities. The relevant variable interest entities, which are 100% owned by PRC citizens or by PRC entities owned by PRC citizens, hold the ICP licenses and operate the various websites for our Internet businesses. Specifically, our material variable interest entities are majority-owned by Jack Ma, our lead founder, executive chairman and one of our principal shareholders, and minority-owned by Simon Xie, one of our founders and a vice president on our China investment team where he works on projects related to our China acquisition and investment activities. These contractual arrangements collectively enable us to exercise effective control over, and realize substantially all of the economic risks and benefits arising from, the variable interest entities. See “Our History and Corporate Structure — Contractual Arrangements among Our Wholly-foreign Owned Enterprises, Variable Interest Entities and the Variable Interest Entity Equity Holders.” The contractual arrangements may not be as effective in providing operational control as direct ownership. See “Risk Factors — Risks Related to Our Corporate Structure.”

As a result, we include the financial results of each of the variable interest entities in our consolidated financial statements in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, as if they were our wholly-owned subsidiaries.

Other than the ICP licenses and other licenses and approvals for businesses in which foreign ownership is restricted or prohibited held by our variable interest entities, we hold our material assets in, and conduct our material operations through, our wholly-foreign owned and majority foreign owned enterprises, which primarily provide technology and other services to our customers.

We conduct our business operations across 202 subsidiaries and other consolidated entities. The chart below summarizes our corporate legal structure and identifies our significant subsidiaries as that term is defined under Rule 1-02 of Regulation S-X under the Securities Act, as well as our variable interest entities that are material to our business, and the number of their respective subsidiaries, as of the date of this prospectus:

(1)	Includes 40 subsidiaries and consolidated entities incorporated in China and 71 subsidiaries incorporated in other jurisdictions that are not illustrated in this chart. In addition, the entities pictured in this chart hold, directly and indirectly, an aggregate of 31 additional subsidiaries incorporated in China and 45 additional subsidiaries incorporated outside of China not pictured in the chart.

(2)	Primarily involved in the operation of Taobao Marketplace.
(3)	Primarily involved in the operation of Tmall and Juhuasuan.
(4)	Primarily involved in the operation of Alimama.
(5)	Primarily involved in the operation of Alibaba.com, 1688.com and AliExpress.
(6)	Primarily involved in the operation of cloud computing services.
(7)	Each of these variable interest entities is 80%-owned by Jack Ma and 20%-owned by Simon Xie, other than Zhejiang Taobao Network Co., Ltd., which is 90%-owned by Jack Ma and 10%-owned by Simon Xie.

We generate the significant majority of our revenue directly through our wholly-foreign owned enterprises, which directly capture the profits and associated cash flow from operations without having to rely on contractual arrangements to transfer such cash flow from the variable interest entities to the wholly-foreign owned enterprises. In fiscal year 2014, RMB6,170 million (US$993 million), or 11.8%, of our revenue was generated by our variable interest entities, and as of March 31, 2014, RMB18,874 million (US$3,036 million), or 16.9%, of our assets were held by our variable interest entities. These assets included RMB13,159 million (US$2,117 million) in micro loans we made in connection with our SME loan business, which loans were principally funded by borrowings of RMB10,364 million (US$1,667 million). See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Contractual Obligations.”

Our Corporate Information

The principal executive offices of our main operations are located at 969 West Wen Yi Road, Yu Hang District, Hangzhou 311121, People’s Republic of China. Our telephone number at this address is +86-571-8502-2077. Our registered office in the Cayman Islands is located at the offices of Trident Trust Company (Cayman) Limited, Fourth Floor, One Capital Place, P.O. Box 847, George Town, Grand Cayman, Cayman Islands. Our agent for service of process in the United States is Corporation Service Company located at 1180 Avenue of the Americas, Suite 210, New York, New York 10036. Our corporate website is www.alibabagroup.com. The information contained in our websites is not a part of this prospectus.

Conventions that Apply to this Prospectus

Unless the context otherwise requires, references in this prospectus to:

•	“active buyers” in a given period are to user accounts that confirmed one or more orders on the relevant marketplace in that period, regardless of whether or not the buyer and seller settle the transaction;

•	“active sellers” in a given period are to seller accounts (representing storefronts) that had one or more orders confirmed by a buyer on the relevant marketplace in that period and that were active at the end of the period, regardless of whether the buyer or seller settle the transaction;

•	“Alipay” are to Alipay.com Co., Ltd., a company with which we have a long-term contractual relationship and is a wholly-owned subsidiary of Small and Micro Financial Services Company or, where the context requires, its predecessor entities. We do not have any interest in or control over either Small and Micro Financial Services Company or Alipay;

•	“ADRs” are to the American depositary receipts, which, if issued, evidence our ADSs;

•	“ADSs” are to our American depositary shares, each of which represents ordinary shares;

•	“China” and the “PRC” are to the People’s Republic of China, excluding, for the purposes of this prospectus only, Taiwan and the special administrative regions of Hong Kong and Macau;

•

“China retail marketplaces” are to Taobao Marketplace, Tmall and Juhuasuan, collectively. Promotional slots on Juhuasuan may only be purchased by Taobao Marketplace and Tmall merchants, and transactions from traffic originating on Juhuasuan are completed on the merchants’ storefronts on

Taobao Marketplace or Tmall. For this reason, depending on the context, we may refer only to Taobao Marketplace and Tmall when discussing certain aspects of our China retail marketplaces business;

•	“GMV” are to the value of confirmed orders of products and services on our marketplaces, regardless of how, or whether, the buyer and seller settle the transaction. Unless otherwise stated, GMV in reference to our marketplaces includes only GMV transacted on our China retail marketplaces. GMV generated from traffic through Juhuasuan is recorded as either Taobao Marketplace GMV or Tmall GMV depending on which of these two marketplaces the transaction is completed. Our calculation of GMV for our China retail marketplaces includes shipping charges paid by buyers to sellers and excludes vehicle and property transactions with list prices exceeding RMB500,000 (US$80,432) and any other products or services with list prices above RMB100,000 (US$16,086), as well as transactions conducted by buyers who make purchases exceeding RMB1,000,000 (US$160,865) in the aggregate in a single day;

•	“ISVs” are to independent software vendors;

•	“mobile GMV” are to that portion of GMV generated by orders that were confirmed using a mobile app or wireless application protocol, or WAP, website;

•	“mobile MAUs” in a given month are to the number of unique mobile devices that were used to visit or access certain of our mobile applications at least once during that month;

•	“mobile monetization rate” are to mobile revenue from China commerce retail expressed as a percentage of mobile GMV for a given period;

•	“monetization rate” are to revenue from China commerce retail expressed as a percentage of GMV for a given period;

•	“O2O” are to online-to-offline and offline-to-online commerce;

•	“orders” are to each confirmed order from a transaction between a buyer and a seller for products and services on our China retail marketplaces, even if such order includes multiple items, during the specified period, whether or not the transaction is settled;

•	“retail marketplaces” are to Taobao Marketplace, Tmall, Juhuasuan and AliExpress, collectively;

•	“RMB” and “Renminbi” are to the legal currency of China;

•	“Small and Micro Financial Services Company” are to Zhejiang Ant Small and Micro Financial Services Group Co., Ltd. (formerly known as Zhejiang Alibaba E-Commerce Co., Ltd.), a company organized under the laws of the PRC;

•	“SMEs” are to small- and medium-sized enterprises;

•	“SoftBank” are to SoftBank Corp., SoftBank BB Corp. and SB China Holdings Pte Ltd., collectively;

•	“tier 1 cities” are to the term used by the National Bureau of Statistics of China and refer to Beijing, Shanghai, Shenzhen and Guangzhou;

•	“tier 2 cities” are to the 32 major cities, other than tier 1 cities, as categorized by the National Bureau of Statistics of China, including provincial capitals, administrative capitals of autonomous regions, direct-controlled municipalities and other major cities designated as “municipalities with independent planning” by the State Council;

•	“total payment volume” are to the total value amount of the transactions from, to or through any service, offering, system or platform of Alipay during the period;

•	“unique daily visitors” are to the number of users who visited our websites per day as measured by (i) in the case of personal computers, the number of users that logged in or, in the case of those who did not log in, the “cookie” tracked on their personal computer device or (ii) in the case of mobile phone devices, the device’s unique identifier;

•	“variable interest entities” are to our variable interest entities that are 100% owned by PRC citizens or by PRC entities owned by PRC citizens, where applicable, that hold the Internet content provider licenses, or ICP licenses or other business operation licenses or approvals, and generally operate the various websites for our Internet businesses or other businesses in which foreign investment is restricted or prohibited, and are consolidated into our consolidated financial statements in accordance with U.S. GAAP as if they were our wholly-owned subsidiaries;

•	“we,” “us,” “our company” and “our” are to Alibaba Group Holding Limited and its consolidated subsidiaries and its affiliated consolidated entities, including our variable interest entities and their subsidiaries;

•	“wholesale marketplaces” are to 1688.com and Alibaba.com, collectively;

•	“Yahoo” are to Yahoo! Inc. and Yahoo! Hong Kong Holdings Limited, collectively; and

•	“US$,” “dollars” and “U.S. dollars” are to the legal currency of the United States.

Our reporting currency is the Renminbi. This prospectus also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at RMB6.2164 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on March 31, 2014. We make no representation that the Renminbi or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On August 8, 2014, the noon buying rate for Renminbi was RMB6.1557 to US$1.00.

The number of our ordinary shares that will be outstanding after this offering is calculated based on 2,327,539,776 ordinary shares (which includes conversion of all outstanding convertible preference shares and 9,485,873 issued but unvested restricted shares as of March 31, 2014) outstanding as of March 31, 2014, and excludes:

•	53,960,029 ordinary shares issuable upon the exercise of outstanding options to purchase ordinary shares as of March 31, 2014;

•	44,438,668 ordinary shares subject to unvested restricted share units, or RSUs, as of March 31, 2014; and

•	an additional 74,854,310 ordinary shares reserved for future issuance under our equity incentive plans.

Except as otherwise indicated, all information in this prospectus assumes:

•	the automatic conversion of all outstanding convertible preference shares into 91,243,243 of our ordinary shares concurrently with the completion of this offering;

•	the filing and effectiveness of our amended and restated memorandum and articles of association, which will occur immediately prior to the completion of this offering; and

•	no exercise by the underwriters of their option to purchase up to an additional ADSs representing ordinary shares from us and certain selling shareholders.

THE OFFERING

ADSs offered by us	ADSs

ADSs offered by the selling shareholders	ADSs

ADSs outstanding immediately after this offering	ADSs (or ADSs if the underwriters exercise in full their option to purchase additional ADSs).

Ordinary shares outstanding immediately after this offering	ordinary shares.

Option to purchase additional ADSs	We and certain selling shareholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of additional ADSs at the initial public offering price, less underwriting discounts and commissions.

The ADSs	Each ADS represents ordinary shares.

The depositary will be the holder of the ordinary shares underlying the ADSs and you will have the rights of an ADS holder as provided in the deposit agreement among us, the depositary and holders and beneficial owners of ADSs from time to time.

You may surrender your ADSs to the depositary to withdraw the ordinary shares underlying your ADSs. The depositary will charge you a fee for such an exchange.

We may amend or terminate the deposit agreement for any reason without your consent. Any amendment that imposes or increases fees or certain charges or which materially prejudices any substantial existing right you have as an ADS holder will not become effective as to outstanding ADSs until 30 days after notice of the amendment is given to ADS holders. If an amendment becomes effective, you will be bound by the deposit agreement as amended if you continue to hold your ADSs.

To better understand the terms of the ADSs, you should carefully read the section in this prospectus entitled “Description of American Depositary Shares.” We also encourage you to read the deposit agreement, which is an exhibit to the registration statement that includes this prospectus.

Use of proceeds	We estimate that we will receive net proceeds of approximately US$ million from this offering, assuming an initial public offering price of US$ per ADS, the mid-point of the estimated range of the initial public offering price shown on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We plan to use the net proceeds we will receive from this offering for general corporate purposes.

We will not receive any of the proceeds from the sale of the ADSs by the selling shareholders.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of the risks relating to investing in our ADSs. You should carefully consider these risks before deciding to invest in our ADSs.

New York Stock Exchange trading symbol	BABA

Lock-up	We, our executive officers, directors, the selling shareholders and certain of the other holders of our ordinary shares holding in the aggregate % of our ordinary shares have agreed with the underwriters not to sell, transfer or dispose of any ADSs, ordinary shares or similar securities for a period of days after the date of this prospectus subject to certain exceptions. See “Shares Eligible for Future Sale” and “Underwriting.”

Depositary	Citibank, N.A.

Summary Consolidated Financial and Operating Data

The summary consolidated statements of operations data for the years ended March 31, 2012, 2013 and 2014 and the summary consolidated balance sheet data as of March 31, 2012, 2013 and 2014 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our financial statements have been prepared in accordance with U.S. GAAP.

The following summary consolidated financial data for the periods and as of the dates indicated are qualified by reference to and should be read in conjunction with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” both of which are included elsewhere in this prospectus.

Our historical results for any prior period do not necessarily indicate our results to be expected for any future period.

Summary Consolidated Statements of Operations Data:

	Year ended March 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
	(in millions, except per share data)
Revenue
China commerce	15,637	29,167	45,132	7,260
International commerce	3,765	4,160	4,851	780
Cloud computing and Internet infrastructure	515	650	773	124
Others	108	540	1,748	282

Total	20,025	34,517	52,504	8,446
Cost of revenue	(6,554)	(9,719)	(13,369)	(2,151)
Product development expenses	(2,897)	(3,753)	(5,093)	(819)
Sales and marketing expenses	(3,058)	(3,613)	(4,545)	(731)
General and administrative expenses(1)	(2,211)	(2,889)	(4,218)	(678)
Amortization of intangible assets	(155)	(130)	(315)	(51)
Impairment of goodwill and intangible assets	(135)	(175)	(44)	(7)
Yahoo TIPLA amendment payment(2)	—	(3,487)	—	—

Income from operations	5,015	10,751	24,920	4,009
Interest and investment income, net	258	39	1,648	265
Interest expense	(68)	(1,572)	(2,195)	(353)
Other income, net	327	894	2,429	390

Income before income tax and share of results of equity investees	5,532	10,112	26,802	4,311
Income tax expenses	(842)	(1,457)	(3,196)	(514)
Share of results of equity investees	(25)	(6)	(203)	(33)

Net income	4,665	8,649	23,403	3,764
Net income attributable to noncontrolling interests	(437)	(117)	(88)	(14)

Net income attributable to Alibaba Group Holding Limited	4,228	8,532	23,315	3,750
Accretion of convertible preference shares	—	(17)	(31)	(5)
Dividends accrued on convertible preference shares	—	(111)	(208)	(33)

Net income attributable to ordinary shareholders	4,228	8,404	23,076	3,712

	Year ended March 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
	(in millions, except per share data)
Earnings per share attributable to ordinary shareholders:
Basic	1.71	3.66	10.61	1.71
Diluted	1.67	3.57	10.00	1.61

Pro forma earnings per share attributable to ordinary shareholders:(3)
Basic			10.29	1.66
Diluted			10.00	1.61

Supplemental information:(4)
Adjusted EBITDA	7,274	16,607	30,731	4,943
Adjusted net income	6,452	13,869	27,610	4,440
Free cash flow	8,752	19,745	32,269	5,190

(1)	In fiscal year 2014, these expenses included an equity-settled donation expense of RMB1,269 million (US$204 million) relating to the grant of options to purchase 50,000,000 of our ordinary shares to a non-profit organization designated by Jack Ma and Joe Tsai.
(2)	We entered into the Technology and Intellectual Property Licensing Agreement with Yahoo, or the Yahoo TIPLA, in October 2005, pursuant to which we pay royalty fees to Yahoo. We and Yahoo amended the existing TIPLA in September 2012, pursuant to which we made a lump sum payment in the amount of US$550 million.
(3)	Pro forma earnings per share attributable to ordinary shareholders is calculated as if our convertible preference shares had been converted into ordinary shares at the beginning of the period, or when the convertible preference shares were issued, if later.
(4)	See “— Non-GAAP Measures” below.

Non-GAAP Measures

We use the non-GAAP financial measures of adjusted EBITDA, adjusted net income and free cash flow in evaluating our operating results and for financial and operational decision-making purposes.

We believe that adjusted EBITDA and adjusted net income help identify underlying trends in our business that could otherwise be distorted by the effect of the expenses that we exclude in adjusted EBITDA and adjusted net income. We believe that adjusted EBITDA and adjusted net income provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

We consider free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by our business that can be used for strategic corporate transactions, including investing in our new business initiatives, making strategic investments and acquisitions and strengthening our balance sheet. We use free cash flow to manage our business, make planning decisions, evaluate our performance and allocate resources. A limitation of the utility of free cash flow as a measure of financial performance is that it does not represent the total increase or decrease in our cash balance for a reporting period.

Adjusted EBITDA, adjusted net income and free cash flow should not be considered in isolation or construed as an alternative to net income, cash flows or any other measure of performance or as an indicator of our operating performance. Adjusted EBITDA, adjusted net income and free cash flow presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data.

Adjusted EBITDA represents income from operations (which excludes interest and investment income (loss), net, interest expense, other income, net, income tax expenses and share of results of equity investees) before (i) certain non-cash expenses, consisting of share-based compensation expense, amortization of intangible assets, depreciation and impairment of goodwill and intangible assets as well as (ii) one-time expense items consisting of the Yahoo TIPLA amendment payment and an equity-settled donation expense that we do not believe are reflective of our core operating performance during the period presented.

Adjusted net income represents net income before share-based compensation expense, amortization of intangible assets, impairment of goodwill, intangible assets and investments, gain on deemed disposals/disposals of investments, and one-time expense items consisting of the Yahoo TIPLA amendment payment, as well as an equity-settled donation expense.

Free cash flow represents net cash provided by operating activities as presented in our consolidated cash flow statement less purchases of property and equipment (excluding acquisition of land use rights for, and construction of, our office campuses in China) and intangible assets, adjusted for changes in loan receivables relating to micro loans of our SME loan business and the Yahoo TIPLA amendment payment. We present the adjustment for changes in loan receivables because such receivables are reflected under cash flow from operating activities, whereas the secured borrowings and other bank borrowings used to finance them are reflected under cash flows from financing activities, and accordingly, the adjustment is made to show cash flows from operating activities net of the effect of changes in loan receivables.

The table below sets forth a reconciliation of our income from operations to adjusted EBITDA for the periods indicated:

	Year ended March 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
	(in millions)
Income from operations	5,015	10,751	24,920	4,009
Add: Share-based compensation expense	1,254	1,259	2,844	457
Add: Amortization of intangible assets	155	130	315	51
Add: Depreciation and amortization of property and equipment and land use rights	715	805	1,339	215
Add: Impairment of goodwill and intangible assets	135	175	44	7
Add: Yahoo TIPLA amendment payment	—	3,487	—	—
Add: Equity-settled donation expense	—	—	1,269	204

Adjusted EBITDA	7,274	16,607	30,731	4,943

The following table sets forth a reconciliation of our net income to adjusted net income for the periods indicated:

	Year ended March 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
	(in millions)
Net income	4,665	8,649	23,403	3,764
Add: Share-based compensation expense	1,254	1,259	2,844	457
Add: Amortization of intangible assets	155	130	315	51
Add: Impairment of goodwill, intangible assets and investments	399	420	163	26
Less: Gain on deemed disposals/disposals of investments	(21)	(76)	(384)	(62)
Add: Yahoo TIPLA amendment payment	—	3,487	—	—
Add: Equity-settled donation expense	—	—	1,269	204

Adjusted net income	6,452	13,869	27,610	4,440

The following table sets forth a reconciliation of net cash provided by operating activities to free cash flow for the periods indicated:

	Year ended March 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
	(in millions)
Net cash provided by operating activities	9,275	14,476	26,379	4,242
Less: Purchase of property, equipment and intangible assets (excluding land use rights and construction in progress)	(749)	(1,046)	(3,285)	(528)
Add: Changes in loan receivables, net	226	2,828	9,175	1,476
Add: Yahoo TIPLA amendment payment	—	3,487	—	—

Free cash flow	8,752	19,745	32,269	5,190

Summary Consolidated Balance Sheet Data

	As of March 31,
	2012	2013	2014		2014 (Pro forma)(1)		2014 (Pro forma as adjusted)(2)
	RMB	RMB	RMB	US$	RMB	US$	RMB	US$
	(in millions, except for share data)
Cash and cash equivalents and short-term investments(3)	21,744	32,686	43,632	7,019	43,632	7,019
Investment securities and investment in equity investees(4)	2,483	2,426	22,131	3,560	22,131	3,560
Property and equipment, net	2,463	3,808	5,581	898	5,581	898
Goodwill and intangible assets	11,791	11,628	13,699	2,204	13,699	2,204
Total assets	47,210	63,786	111,549	17,944	111,549	17,944
Current bank borrowings	1,283	3,350	1,100	177	1,100	177
Secured borrowings	—	2,098	9,264	1,490	9,264	1,490
Redeemable preference shares	—	5,191	—	—	—	—
Non-current bank borrowings	—	22,462	30,711	4,940	30,711	4,940
Total liabilities	12,797	52,740	70,731	11,378	70,731	11,378
Convertible preference shares	—	10,447	10,284	1,654	—	—
Total Alibaba Group Holding Limited shareholders’ equity (deficits)	31,488	(24)	29,338	4,719	39,622	6,373
Total equity(5)	34,383	513	30,417	4,893	40,701	6,547
Number of outstanding ordinary shares	2,491,952,201	2,160,220,739	2,193,810,660	2,193,810,660	2,285,053,903	2,285,053,903

(1)	Reflects the automatic conversion of all of our convertible preference shares into 91,243,243 ordinary shares concurrently with the completion of this offering.
(2)	Reflects (i) the automatic conversion of all of our convertible preference shares into 91,243,243 ordinary shares concurrently with the completion of this offering and (ii) the sale of ordinary shares in the form of ADSs by us in this offering at an assumed initial public offering price of US$ per ADS, the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
(3)	Includes both cash and cash equivalents and short-term investments, which primarily comprise fixed deposits with original maturities of between three months and one year.
(4)	Includes both current and non-current investment securities and investment in equity investees.
(5)	The decrease from March 31, 2012 to March 31, 2013 was primarily due to the repurchase of our ordinary shares from Yahoo in September 2012 and the privatization of Alibaba.com, partially offset by the issuance of ordinary shares to finance the repurchase.

Summary Operating Data

GMV

The following chart sets forth the GMV transacted on our China retail marketplaces and mobile GMV as a percentage of GMV for the periods indicated:

	Three months ended
	Jun. 30, 2011	Sep. 30, 2011	Dec. 31, 2011	Mar. 31, 2012	Jun. 30, 2012	Sep. 30, 2012	Dec. 31, 2012	Mar. 31, 2013	Jun. 30, 2013	Sep. 30, 2013	Dec. 31, 2013	Mar. 31, 2014
GMV (in billions of RMB)(1)
Taobao Marketplace GMV	114	119	172	145	167	179	255	223	257	275	346	295
Tmall GMV	17	22	41	33	42	49	91	71	88	99	183	135
Total GMV	131	141	213	178	209	228	346	294	345	374	529	430
Mobile GMV (as a percentage of total GMV)	1.4%	1.7%	2.5%	3.8%	4.6%	5.6%	7.4%	10.7%	12.0%	14.7%	19.7%	27.4%

(1)	GMV generated from traffic through Juhuasuan is recorded as either Taobao Marketplace GMV or Tmall GMV depending on which of these two marketplaces the transaction is completed. GMV generated from traffic through Juhuasuan was RMB58.2 billion (US$9.4 billion) in fiscal year 2014.

Active buyers

The following chart sets forth the number of active buyers on our China retail marketplaces for the periods indicated:

	Twelve months ended
	Jun. 30, 2011	Sep. 30, 2011	Dec. 31, 2011	Mar. 31, 2012	Jun. 30, 2012	Sep. 30, 2012	Dec. 31, 2012	Mar. 31, 2013	Jun. 30, 2013	Sep. 30, 2013	Dec. 31, 2013	Mar. 31, 2014
Active buyers (in millions)	98	102	114	123	133	145	160	172	185	202	231	255

RISK FACTORS

You should consider carefully all of the information in this prospectus, including the risks and uncertainties described below and our consolidated financial statements and related notes, before making an investment in our ADSs. Any of the following risks and uncertainties could have a material adverse effect on our business, financial condition, results of operations and prospects. The market price of our ADSs could decline significantly as a result of any of these risks and uncertainties, and you may lose all or part of your investment. Additional risks or uncertainties not presently known to us or that we currently deem immaterial may also harm our business.

Risks Related to Our Business and Industry

Maintaining the trusted status of our ecosystem is critical to our success, and any failure to do so could severely damage our reputation and brand, which would have a material adverse effect on our business, financial condition and results of operations.

We have established a strong brand name and reputation for our ecosystem in China. Any loss of trust in our platform could harm the value of our brand and result in buyers and sellers ceasing to transact business on our marketplaces as well as participants reducing the level of their commercial activity in our ecosystem, which could materially reduce our revenue and profitability. Our ability to maintain our position as a trusted platform for online and mobile commerce is based in large part upon:

•	the reliability and security of our platform;

•	the functionality of products and the wide range of services and functions we make available to participants on our platform;

•	the rules governing our marketplaces;

•	the quality and breadth of products and services offered by sellers through our marketplaces;

•	the strength of our consumer protection measures; and

•	our ability to provide reliable and trusted payment and escrow services through our arrangements with Alipay.

We may not be able to maintain and improve the network effects of our ecosystem, which could negatively affect our business and prospects.

Our ability to maintain a healthy and vibrant ecosystem that creates strong network effects between buyers, sellers and other participants is critical to our success. The extent to which we are able to maintain and strengthen these network effects depends on our ability to:

•	offer a secure and open platform for all participants;

•	provide tools and services that meet the evolving needs of buyers and sellers;

•	provide a wide range of high-quality product and service offerings to buyers;

•	provide sellers with a high level of traffic flow with strong commercial intent and effective online marketing services;

•	enhance the attractiveness of our mobile platform;

•	arrange secure and trusted payment settlement and escrow services;

•	coordinate fulfillment and delivery services with third-party logistics and delivery companies;

•	attract and retain third party service providers who are able to provide quality services on commercially reasonable terms to our sellers;

•	maintain the quality of our customer service; and

•	continue adapting to the changing demands of the market.

In addition, changes we may make to enhance and improve our ecosystem and balance the needs and interests of the various participants on our ecosystem may be viewed positively from one participant group’s perspective (such as buyers) but may have negative effects from another group’s perspective (such as sellers). If we fail to balance the interests of all participants in our ecosystem, buyers, sellers and other participants may stop visiting our marketplaces, conduct fewer transactions or use alternative platforms, any of which could result in a material decrease in our revenue and net income.

Our operating philosophy and interest in maintaining the health of our ecosystem may negatively influence our short-term financial performance.

Consistent with our operating philosophy and focus on the long-term interests of our ecosystem participants, we may take actions that fail to generate short-term financial results and we cannot assure you that these actions will produce long-term benefits. For example, we share a significant portion of the revenue generated from the Taobao Affiliate Network with our third-party marketing partners. In addition, our efforts relating to our mobile platform have emphasized expanding our user base and enhancing user experience, rather than prioritizing monetization of user traffic on our mobile platform. We also make investments in new products and services that may not provide economic benefits to us in the short-term or at all.

User behavior on mobile devices is rapidly evolving, and if we fail to successfully adapt to these changes, our competitiveness and market position may suffer.

Buyers, sellers and other participants are increasingly using mobile devices in China for a wide range of purposes, including for e-commerce. While a significant and growing portion of participants access our platforms through mobile devices, this area is relatively new and developing rapidly and we may not be able to continue to increase the level of mobile access to and engagement on our marketplaces. The variety of technical and other configurations across different mobile devices and platforms increases the challenges associated with this environment. Our ability to successfully expand the use of mobile devices to access our platform is affected by the following factors:

•	our ability to continue to provide compelling commerce platforms and tools in a multi-device environment;

•	the quality of our mobile offerings, or mobile-based payment services provided by Alipay;

•	our ability to successfully deploy apps on popular mobile operating systems that we do not control, such as iOS and Android;

•	our ability to adapt to the device standards used by third-party manufacturers and distributors; and

•	the attractiveness of alternative platforms.

If we are unable to attract significant numbers of new mobile buyers and increase levels of mobile engagement, our ability to maintain or grow our business would be materially and adversely affected.

We may not be able to successfully monetize traffic on our mobile platform, which could have a material adverse effect on our business.

An increasing percentage of our users are accessing our marketplaces through mobile devices, a trend that we expect to continue. Our ability to monetize our mobile user traffic is critical to our business and our growth. We face a number of challenges to successfully monetizing our mobile user traffic, including:

•	providing marketing services in a compelling and effective manner on mobile devices;

•	developing alternative sources of revenue generated from mobile access to our marketplaces;

•	offering a comprehensive user experience on our mobile apps; and

•	ensuring that the mobile services we provide are secure and trusted.

If as we experience increased use of mobile devices for mobile commerce we are unable to monetize that increased use, our business may not grow or could decline, and our revenues and net income would be materially reduced. For instance, to date we have chosen not to display as many marketing impressions on our mobile apps as compared to on our personal computer-based websites. Although we do not believe the increasing use of mobile devices to conduct commerce has had an adverse effect on our business, our rapid overall growth may make less apparent any adverse effects of this trend on our near-term financial performance. We expect mobile GMV as a percentage of total GMV will grow and that our monetization rates for mobile interfaces in the near term will be lower than those we have achieved from websites because to date our focus has not been on maximizing mobile monetization and we have only recently begun to increasingly monetize mobile activity. Going forward we believe our financial results will become increasingly dependent on our ability to monetize the use of mobile devices to access our marketplaces. We expect this trend will have a greater effect on our business to the extent that shopping on mobile devices displaces transactions that could have occurred on personal computers.

We may not be able to maintain our culture, which has been a key to our success.

Since our founding, our culture has been defined by our mission, vision and values, and we believe that our culture has been critical to our success. In particular, our culture has helped us serve the long-term interests of our customers, attract, retain and motivate employees and create value for our shareholders. We face a number of challenges that may affect our ability to sustain our corporate culture, including:

•	failure to identify and promote people in leadership positions in our organization who share our culture, values and mission;

•	failure to execute a management succession plan to replace our current generation of management leaders;

•	the increasing size and geographic diversity of our workforce;

•	competitive pressures to move in directions that may divert us from our mission, vision and values;

•	the continued challenges of an ever-changing business environment;

•	the pressure from the public markets to focus on short-term results instead of long-term value creation;

•	the increasing need to develop expertise in new areas of business that affect us; and

•	the integration of new personnel and businesses from acquisitions.

If we are not able to maintain our culture or if our culture fails to deliver the long-term results we expect to achieve, our business, financial condition, results of operations and prospects could be materially and adversely affected.

If we are unable to compete effectively, our business, financial condition and results of operations would be materially and adversely affected.

We face intense competition from Chinese and global Internet companies as well as from offline retailers, particularly those establishing online marketplaces. We compete to attract, engage and retain buyers based on the variety and value of products and services listed on our marketplaces, overall user experience and convenience and availability of payment settlement and logistics services. We compete to attract and retain sellers based on our size and the engagement of buyers, and the effectiveness and value of the marketing services we offer. We also compete based on the usefulness of the services we provide, including marketing data and data science, cloud computing services, the availability of supporting services including payment settlement and logistics services and the quality of our customer service. We also compete for motivated and effective talent and personnel, including engineers and product developers that serve critical functions in the development of our products and our ecosystem.

Our ability to compete depends on a number of other factors as well, some of which may be out of our control, including:

•	the timely introduction and market acceptance of the services we offer, compared to those of our competitors;

•	our ability to innovate and develop new technologies;

•	our ability to maintain and enhance our leading position in mobile commerce in China;

•	our ability to benefit from new business initiatives; and

•	alliances, acquisitions or consolidations within the Internet industry that may result in stronger competitors.

If we are not able to compete effectively, the GMV transacted on our marketplaces and the user activity level on our platform may decrease significantly, which could materially and adversely affect our business, financial condition and results of operations as well as our brand.

We rely on Alipay to conduct substantially all of the payment processing and escrow services on our marketplaces. Alipay’s business is highly regulated, and it is also subject to a range of risks. If Alipay’s services are limited, restricted, curtailed or degraded in any way or become unavailable to us for any reason, our business may be materially and adversely affected.

Alipay provides payment processing and escrow services that are critical to our platform through contractual arrangements with us. In fiscal year 2014, 78.3% of GMV on our China retail marketplaces was settled through Alipay, and the settlement and escrow services and convenient payment mechanisms provided by Alipay are critical factors contributing to our success and the development of our ecosystem. We established Alipay in December 2004 to operate our payment services. In June 2010, the PBOC issued new regulations that required non-bank payment companies to obtain a license in order to operate in China. These regulations provided specific guidelines for license applications only for domestic PRC-owned entities. These regulations stipulated that, in order for any foreign-invested payment company to obtain a license, the scope of business, the qualifications of any foreign investor and any level of foreign ownership would be subject to future regulations to be issued, which in addition would require approval by the PRC State Council. Further, the regulations required that any payment company that failed to obtain a license had to cease operations by September 1, 2011. Although Alipay was prepared to submit its license application in early 2011, at that time the PBOC had not issued any guidelines applicable to license applications for foreign-invested payment companies (and no such guidelines have been issued as of the date of this prospectus). In light of the uncertainties relating to the license qualification and application process for a foreign-invested payment company, our management determined that it was necessary to restructure Alipay as a company wholly-owned by PRC nationals in order to avail Alipay of the specific licensing guidelines applicable only to domestic PRC-owned entities. Accordingly we divested all of our interest in and control over Alipay, which resulted in deconsolidation of Alipay from our financial statements. This action enabled Alipay to obtain a payment business license in May 2011 without delay and without any detrimental impact to our China retail marketplaces or to Alipay. Following the divestment of our interest in and control over Alipay, effective in the first calendar quarter of 2011, we entered into a framework agreement with Small and Micro Financial Services Company (the parent company of Alipay), Alipay, Yahoo, SoftBank, Jack Ma and Joe Tsai to govern our relationship with Alipay and its parent company. In August 2014, we entered into the 2014 SAPA to further restructure the economic terms of our relationship with Alipay and its parent company. Pursuant to a commercial agreement we entered into with Alipay in connection with the 2011 framework agreement, as amended through August 2014, Alipay continues to provide payment services to us on terms preferential to us, which arrangement remains unchanged under the 2014 SAPA. See “Related Party Transactions — Agreements and Transactions Related to Small and Micro Financial Services Company and its Subsidiaries.”

Alipay’s business is highly regulated, and it is also subject to a number of risks that could materially and adversely affect its ability to provide payment processing and escrow services to us, including:

•	increased regulatory focus and the requirement to comply with numerous complex and evolving laws, rules and regulations;

•	increasing costs to Alipay, including fees charged by banks to process funds through Alipay, which would also increase our cost of revenues;

•	dissatisfaction with Alipay’s services or lower use of Alipay by consumers and merchants;

•	changes to rules or practices applicable to payment card systems that link to Alipay;

•	leakage of customers’ personal information and concerns over the use and security of any collected information;

•	system failures or failure to effectively scale the system to handle large and growing transaction volumes;

•	failure to manage funds accurately or loss of funds, whether due to employee fraud, security breaches, technical errors or otherwise; and

•	failure to manage business and regulatory risks.

Regulators and third parties in China have been increasing their focus on online and mobile payment services, such as those provided by Alipay, and recent regulatory and other developments could reduce the convenience or utility of Alipay users’ accounts, including the following:

•	In March 2014, it was reported that the PBOC had prepared a further draft of regulations relating to online and mobile payment services. The new draft of the regulations includes a number of proposed provisions relating to account management, security measures and other matters. These provisions would, if adopted, prohibit individuals from using the funds in their online and mobile payment accounts with third-party payment providers such as Alipay to make purchases in excess of RMB5,000 (US$804) in any single transaction or over RMB10,000 (US$1,609) in aggregate purchases per month. In addition, these provisions, if adopted, would limit transfers without any underlying e-commerce transaction from an individual’s account with third-party payment providers to other accounts to RMB1,000 (US$161) per transaction and RMB10,000 (US$1,609) in aggregate transfers per year. If the draft regulations were to be adopted in their current or similar form, or other limits were imposed on the size of transactions that may be processed through Alipay, the ability of buyers to pay for purchases on our marketplaces using Alipay payment accounts could be materially limited. The draft regulations, however, do not affect Alipay’s escrow services. Buyers on our marketplaces could continue to pay for purchases through other means, such as online bank transfers and credit cards, and continue to fund their Alipay escrow accounts. So long as payments are not made outside of the Alipay escrow system, we would continue to collect commissions on such purchases if they were made on marketplaces on which we collect commissions. The PBOC has indicated that the purpose of these provisions and other parts of the draft regulations is prudential and that final regulations, including these provisions, would be subject to public consultation and revision.

•

In March 2014, certain large commercial banks in China reduced their existing limits on the amounts that may be transferred by automatic payment from customers’ bank accounts to their linked accounts with third-party payment services. Certain of these banks imposed lower limits on Alipay than on other payment services. These limits on payments funded through Alipay’s automatic payment services range from RMB10,000 per day to RMB50,000 per day depending on the bank, while monthly transfer limits on payments funded through third-party payment companies’ automatic payment services were set as low as RMB50,000 per month by certain banks. Although we believe the impact of these restrictions has not been and will not be significant in terms of the overall volume of payments processed for our China retail marketplaces, and automatic payment services represent only one of many payment mechanisms that buyers may use to settle transactions, the practices of the banks remain in flux. We cannot predict whether these and any additional restrictions could be put in place that could have a material adverse effect on our marketplaces.

•	In April 2014, the China Banking Regulatory Commission, or the CBRC, and the PBOC issued Joint Circular 10, which, effective June 30, 2014, will require commercial banks and other financial institutions in China to conduct additional customer verification procedures prior to establishing an automatic payment link between customers’ bank accounts and their accounts with third-party payment services, such as Alipay. As of March 31, 2014, Alipay had established automatic payment links with approximately 70% of Alipay’s active accounts. Once the accounts have been linked, Joint Circular 10 also requires commercial banks and other financial institutions in China to, upon the customer’s request, adjust any limits imposed on the amounts that may be transferred to the linked accounts. It is unclear how commercial banks and other financial institutions will implement the additional customer verification procedures or the requirement to adjust the transfer limits.

We rely on the convenience and ease of use that Alipay provides to our users. If the quality, utility, convenience or attractiveness of Alipay’s services declines as a result of these limitations or for any other reason, the attractiveness of our marketplaces could be materially and adversely affected.

If we need to migrate to another third-party payment service for any reason, the transition would require significant time and management resources, and the third-party payment service may not be as effective, efficient or well-received by buyers and sellers on our marketplaces. These third-party payment services also may not provide escrow services, and we may not be able to receive commissions based on GMV transacted through these systems. In addition, we would no longer have the benefit of the terms preferential to us under our commercial agreement with Alipay and would likely be required to pay more for payment processing and escrow services than we are currently paying. There can be no assurance that we would be able to reach an agreement with an alternative online payments service on acceptable terms or at all.

Moreover, because of our close association with Alipay and overlapping user base, events that negatively affect Alipay could also negatively affect customers’, regulators’ and other third parties’ perception of us. In addition, any actual or perceived conflict of interest between us and Alipay or any other company integral to the functioning of our ecosystem could also materially harm our reputation as well as our business and prospects.

We do not control Alipay or its parent entity, Small and Micro Financial Services Company, over which Jack Ma effectively controls a majority of the voting interests. Accordingly, if conflicts arise between us and Alipay or Small and Micro Financial Services Company, including conflicts that could threaten our ability to continue to receive payment services on preferential terms or conflicts relating to commercial opportunities that we or Alipay or Small and Micro Financial Services Company wish to pursue, such conflicts may not be resolved in our favor and could have a negative effect on our ecosystem and materially and adversely affect our business, financial condition, results of operations and prospects. Moreover, conflicts of interest may arise due to Jack Ma’s role as executive chairman of our company and through his voting control over and his economic interest in Small and Micro Financial Services Company, and he may not act to resolve such conflicts in our favor.

Although we rely on Alipay to conduct substantially all of the payment processing and escrow services on our marketplaces, we do not have any control over Alipay. Following the divestment of our interests in and control over Alipay, effective as of the first calendar quarter of 2011, we entered into an agreement with Alipay pursuant to which Alipay provides payment services on terms that are preferential to us. The agreement, as amended through August 2014, has an initial term of 50 years from the date of the original agreement, and is automatically renewable for further periods of 50 years. Following such divestment and subsequent equity holding restructurings, an entity controlled by Jack Ma, our executive chairman, has become the general partner of Hangzhou Junhan Equity Investment Partnership, or Junhan, a PRC limited partnership, and Junao Equity

Investment Partnership, or Junao, a PRC limited partnership, which are the current equity holders of Small and Micro Financial Services Company. Accordingly, Jack has an economic interest in Small and Micro Financial Services Company and is able to exercise the voting power of the shareholders of Small and Micro Financial Services Company. We understand that through the exercise of such voting power, Jack will continue to control all of the voting interests in Small and Micro Financial Services Company and so long as Junhan and Junao hold a majority of the outstanding interests in Small and Micro Financial Services Company, Jack will control a majority of the voting interests in Small and Micro Financial Services Company.

As noted in the immediately preceding risk factor, Alipay’s business is subject to a number of risks. If Alipay were not able to successfully manage these risks, its ability to continue to deliver payment services to us on preferential terms may be undermined. Furthermore, if, notwithstanding its existing obligations to us under the agreement, Alipay sought to alter the terms of the agreement and to amend the terms of its arrangements with us in order to improve its business by modifying the payment processing terms or otherwise, there is no assurance that Jack Ma, in light of his voting control over Alipay’s parent, Small and Micro Financial Services Company, will act in our interest. If we were to lose such preferential terms or if Alipay is unable to successfully manage its business, our ecosystem could be negatively affected, and our business financial condition, results of operations and prospects could be materially and adversely affected.

Other conflicts of interest between us, on the one hand, and Alipay and Small and Micro Financial Services Company, on the other hand, may arise relating to commercial or strategic opportunities or initiatives. Jack Ma may not resolve such conflicts in our favor. For example, we cannot assure you that Alipay would not pursue opportunities to provide payment services to our competitors. Furthermore, our ability to explore alternative payment services other than Alipay for our marketplaces may be constrained due to Jack’s relationship with Small and Micro Financial Services Company.

In addition, we have granted share-based awards to employees of Small and Micro Financial Services Company, and Junhan has made share-based awards tied to the value of Small and Micro Financial Services Company to our employees. The provision of awards to our employees tied to the value of Small and Micro Financial Services Company is expected to enhance our strategic and financial relationship with Small and Micro Financial Services Company. See “Related Party Transactions — Agreements and Transactions Related to Small and Micro Financial Services Company and its Subsidiaries — Share-based Award Reimbursement Arrangements” and “— Share-based Awards to Our Employees by a Related Party.” The share-based awards issued by Junhan to our employees resulted in expenses that are recognized by our company. Following the completion of our initial public offering and subject to the approval of our audit committee, Jack, through his role with us and his control over Junhan could be in a position to propose and promote further share-based grants that result in additional, and potentially significant, expenses to our company. Accordingly, these and other potential conflicts of interest between us and Alipay, and between us and Jack or Junhan, may not be resolved in our favor, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

If we are not able to continue to innovate or if we fail to adapt to changes in our industry, our business, financial condition and results of operations would be materially and adversely affected.

The Internet industry is characterized by rapidly changing technology, evolving industry standards, new service and product introductions and changing customer demands. Furthermore, our competitors are constantly developing innovations in Internet search, online marketing, communications, social networking and other services to enhance users’ online experience. We continue to invest significant resources in our infrastructure, research and development and other areas in order to enhance our platform technology and our existing products and services as well as to introduce new high quality products and services that will attract more participants to our marketplaces. The changes and developments taking place in our industry may also require us to re-evaluate our business model and adopt significant changes to our long-term strategies and business plan. Our failure to innovate and adapt to these changes would have a material adverse effect on our business, financial condition and results of operations.

Our business generates and processes a large amount of data, and the improper use or disclosure of such data could harm our reputation as well as have a material adverse effect on our business and prospects.

Our marketplaces and platform generate and process a large quantity of transaction, demographic and behavioral data. We face risks inherent in handling large volumes of data and in protecting the security of such data. In particular, we face a number of challenges relating to data from transactions and other activities on our platform, including:

•	protecting the data in and hosted on our system, including against attacks on our system by outside parties or fraudulent behavior by our employees;

•	addressing concerns related to privacy and sharing, safety, security and other factors; and

•	complying with applicable laws, rules and regulations relating to the collection, use, disclosure or security of personal information, including any requests from regulatory and government authorities relating to such data.

Any systems failure or security breach or lapse that results in the release of user data could harm our reputation and brand and, consequently, our business, in addition to exposing us to potential legal liability.

As we expand our operations, we may be subject to additional laws in other jurisdictions where our sellers, buyers and other participants are located. The laws, rules and regulations of other jurisdictions may impose more stringent or conflicting requirements and penalties than those in China, compliance with which could require significant resources and costs. Our privacy policies and practices concerning the collection, use and disclosure of user data are posted on our websites. Any failure, or perceived failure, by us to comply with our posted privacy policies or with any regulatory requirements or privacy protection-related laws, rules and regulations could result in proceedings or actions against us by governmental entities or others. These proceedings or actions may subject us to significant penalties and negative publicity, require us to change our business practices, increase our costs and severely disrupt our business.

We may not be able to maintain or grow our revenue or our business.

We primarily derive our revenue from online marketing services, commissions based on transaction value derived from certain of our marketplaces and fees from the sale of memberships on our wholesale marketplaces, and we have experienced significant growth in our revenue. In particular, our revenue grew 72.4% from fiscal year 2012 to fiscal year 2013, 52.1% from fiscal year 2013 to fiscal year 2014 and 38.7% from the three months ended March 31, 2013 to the same period in 2014.

Our marketing customers are typically brand owners, distributors and merchants who are sellers on our marketplaces. Marketing customers do not have long-term marketing commitments with us. The price a merchant is willing to pay for online marketing services generally depends on its expected GMV, profit margins and lifetime value of customers derived from such marketing investment. If those services do not generate the rate of return expected by the seller or rates that are competitive to alternatives, the seller may reduce its spending on the marketing services we offer. In addition, as we currently display fewer marketing impressions on our mobile applications as compared to our personal computer-based applications, our revenue growth rate may be affected by the rising usage of mobile devices.

Sellers on Tmall and Juhuasuan are required to pay a commission typically ranging from 0.3% to 5% of GMV settled through Alipay depending on the product category. If less GMV is transacted through such marketplaces or more GMV is generated from product categories with lower commission rates, or if more transactions are settled directly between buyers and sellers without using Alipay’s payment processing and escrow services, the commissions we receive from transactions would decrease.

For our wholesale marketplaces, we primarily derive revenues from membership fees. Potential changes in our strategy for monetizing our wholesale marketplaces could result in prolonged reductions in revenue from those marketplaces.

In addition, our revenue growth may slow or our revenues may decline for other reasons, including decreasing consumer spending, increasing competition, slowing growth of the China retail or China online retail industry, changes in government policies or general economic conditions. In addition, our revenue growth rate will likely decline as our revenue grows to higher levels.

Increased investments in our business may negatively affect our margins.

We have experienced significant growth in our profit margins and net income. For example, our operating profit and net income grew 114.4% and 85.4% from fiscal year 2012 to fiscal year 2013 and 131.8% and 170.6% from fiscal year 2013 to fiscal year 2014, respectively. We cannot assure you that we will be able to maintain our growth at these levels, or at all. For example, from the three months ended March 31, 2013 to the same period in 2014, our operating profit and net income attributable to ordinary shareholders grew 22.4% and 32.1%, respectively, while our operating margin declined from 51.3% to 45.3%, and margin from net income attributable to ordinary shareholders declined from 48.4% to 46.1% over the same periods, respectively.

Furthermore, we have made, and intend to continue to make, strategic investments and acquisitions to expand our user base, enhance our cloud computing business, add complementary products and technologies and further strengthen our ecosystem. For example, we expect to continue to make strategic investments and acquisitions relating to mobile, O2O services, digital media, category expansion as well as logistics services. Our strategic investments and acquisitions may affect our future financial results, including by decreasing our margins and net income. Historically, our costs have increased each year due to these factors and we expect to continue to incur increasing costs, which may be greater than we anticipate. Increases in our costs may materially and adversely affect our business and profitability and there can be no assurance that we will be able to sustain our net income growth rates or our margins.

Failure to maintain or improve our technology infrastructure could harm our business and prospects.

We are constantly upgrading our marketplaces and platform to provide increased scale, improved performance for both online and mobile use of our platform and additional built-in functionality and additional capacity for our cloud computing services. Adopting new products and upgrading our ecosystem infrastructure require significant investments of time and resources, including adding new hardware, updating software and recruiting and training new engineering personnel. Maintaining and improving our technology infrastructure require significant levels of investment. Adverse consequences could include unanticipated system disruptions, slower response times, impaired quality of buyers’ and sellers’ experiences and delays in reporting accurate operating and financial information. For example, on Singles Day, there is significantly higher than normal activity on our marketplaces that our systems must handle. In addition, much of the software and interfaces we use are internally developed and proprietary technology. If we experience problems with the functionality and effectiveness of our software or platforms, or are unable to maintain and constantly improve our technology infrastructure to handle our business needs, our business, financial condition, results of operation and prospects, as well as our reputation, could be materially and adversely affected.

The successful operation of our business depends upon the performance and reliability of the Internet infrastructure in China.

Our business depends on the performance and reliability of the Internet infrastructure in China. Almost all access to the Internet is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology of China. In addition, the national networks in China are connected to the Internet through state-owned international gateways, which are the only channels through which a domestic user can connect to the Internet outside of China. We may not have access to alternative networks in the event of disruptions, failures or other problems with China’s Internet infrastructure. In addition, the Internet infrastructure in China may not support the demands associated with continued growth in Internet usage.

The failure of telecommunications network operators to provide us with the requisite bandwidth could also interfere with the speed and availability of our websites. We have no control over the costs of the services provided by the national telecommunications operators. If the prices that we pay for telecommunications and Internet services rise significantly, our gross margins could be adversely affected. In addition, if Internet access fees or other charges to Internet users increase, our user traffic may decrease, which in turn may significantly decrease our revenues.

Our ecosystem could be disrupted by network interruptions.

Our ecosystem depends on the efficient and uninterrupted operation of our computer and communications systems. Substantially all of our computer hardware and our cloud computing services is currently located in China. In addition, a large number of sellers maintain their enterprise resource planning, or ERP, and customer relationship management, or CRM, systems on our cloud computing platform, which contains substantial quantities of data relating to their accounts, transaction data, buyer information and other data that enables sellers to operate and manage their businesses. Although we have prepared for contingencies through redundancy measures and disaster recovery plans, such preparation may not be sufficient and we do not carry business interruption insurance. Despite any precautions we may take, the occurrence of a natural disaster, such as an earthquake, flood or fire, or other unanticipated problems at our facilities in China, including power outages, telecommunications delays or failures, break-ins to our systems or computer viruses, could result in delays or interruptions to our marketplaces and platforms, loss of our and customers’ data and business interruption for us and our customers. Any of these events could damage our reputation, significantly disrupt our operations and the operations of the sellers and other participants in our ecosystem and subject us to liability, which could materially and adversely affect our business, financial condition and results of operations.

Our sellers use third-party logistics and delivery companies to fulfill and deliver their orders. If these logistics and delivery companies fail to provide reliable delivery services, or our logistics information platform were to malfunction, suffer an outage or otherwise fail, our business and prospects, as well as our financial condition and results of operations, may be materially and adversely affected.

We cooperate with a number of third-party logistics and delivery companies to help our sellers fulfill orders and deliver their products to buyers. We have established a logistics information platform that is operated by China Smart Logistics, our 48%-owned affiliate, that links our information system to those of our logistics partners. Interruptions to or failures in these third-parties’ logistics and delivery services, or in our logistics information platform, could prevent the timely or proper delivery of products to buyers, which would harm the reputation of our marketplaces and our ecosystem. These interruptions may be due to events that are beyond our control or the control of these logistics and delivery companies, such as inclement weather, natural disasters, transportation disruptions or labor unrest. These logistics and delivery services could also be affected or interrupted by industry consolidation, insolvency or government shut-downs. We do not have agreements with logistics and delivery companies that require them to offer services to our sellers. The sellers on our marketplaces may not be able to find alternative logistics and delivery companies to provide logistics and delivery services in a timely and reliable manner, or at all. If the logistics information platform we use were to fail for any reason, our logistics providers would be severely hindered from or unable to connect with our sellers, and their services and the functionality of our ecosystem could be severely affected. If the products sold on our marketplaces are not delivered in proper condition, on a timely basis or at shipping rates that marketplace participants are willing to bear, our business and prospects, as well as our financial condition and results of operations could be materially and adversely affected.

If third-party service providers on our ecosystem fail to provide reliable or satisfactory services, our business, financial condition and results of operations may be materially and adversely affected.

In addition to the services provided to our ecosystem by Alipay and logistics providers, a number of third-party participants, including marketing affiliates, retail operational partners, independent software vendors, or ISVs, and various professional service providers, also provide services to sellers. We do not have any agreements that require these third-party participants to provide services to sellers. To the extent these third-party service providers are unable to provide satisfactory services to sellers on commercially acceptable terms or at all or if we fail to retain existing or attract new quality service providers to our marketplaces, our ability to retain or attract sellers and buyers may be severely limited, which may have a material and adverse effect on our business, financial condition and results of operations.

We depend on key management as well as experienced and capable personnel generally, and any failure to attract, motivate and retain our staff could severely hinder our ability to maintain and grow our business.

Our future success is significantly dependent upon the continued service of our key executives and other key employees. If we lose the services of any member of management or key personnel, we may not be able to locate suitable or qualified replacements, and may incur additional expenses to recruit and train new staff, which could severely disrupt our business and growth. In particular, Jack Ma, our lead founder, executive chairman and one of our principal shareholders, has been crucial to the development of our culture and strategic direction.

In addition, we have a number of employees, including many members of management, whose equity ownership in our company could give them a substantial amount of personal wealth following our initial public offering. As a result, it may be difficult for us to continue to retain and motivate these employees, and this wealth could affect their decisions about whether or not they continue to remain with us. If we are unable to motivate or retain these employees, our business may be severely disrupted and our prospects could suffer.

The size and scope of our ecosystem also require us to hire and retain a wide range of effective and experienced personnel who can adapt to a dynamic, competitive and challenging business environment. We will need to continue to attract and retain experienced and capable personnel at all levels as we expand our business and operations. Competition for talent in the PRC Internet industry is intense, and the availability of suitable and qualified candidates in China is limited. Competition for these individuals could cause us to offer higher compensation and other benefits to attract and retain them. Even if we were to offer higher compensation and other benefits, there is no assurance that these individuals will choose to join or continue to work for us. Any failure to attract or retain key management and personnel could severely disrupt our business and growth.

Security breaches and attacks against our systems and network, and any potentially resulting breach or failure to otherwise protect confidential and proprietary information could damage our reputation and negatively impact our business, as well as materially and adversely affect our financial condition and results of operations.

Although we have employed significant resources to develop our security measures against breaches, our cybersecurity measures may not detect or prevent all attempts to compromise our systems, including distributed denial-of-service attacks, viruses, malicious software, break-ins, phishing attacks, social engineering, security breaches or other attacks and similar disruptions that may jeopardize the security of information stored in and transmitted by our systems or that we otherwise maintain. Breaches of our cybersecurity measures could result in unauthorized access to our systems, misappropriation of information or data, deletion or modification of client information, or a denial-of-service or other interruption to our business operations. As techniques used to obtain unauthorized access to or sabotage systems change frequently and may not be known until launched against us or our third-party service providers, we may be unable to anticipate, or implement adequate measures to protect against, these attacks.

We have in the past and are likely again in the future to be subject to these types of attacks, although to date no such attack has resulted in any material damages or remediation costs. If we are unable to avert these attacks and security breaches, we could be subject to significant legal and financial liability, our reputation would be harmed and we could sustain substantial revenue loss from lost sales and customer dissatisfaction. We may not have the resources or technical sophistication to anticipate or prevent rapidly evolving types of cyber-attacks. Cyber-attacks may target us, our sellers, buyers or other participants, or the communication infrastructure on which we depend. Actual or anticipated attacks and risks may cause us to incur significantly higher costs, including costs to deploy additional personnel and network protection technologies, train employees, and engage third-party experts and consultants. Cybersecurity breaches would not only harm our reputation and business, but also could materially decrease our revenue and net income.

Our failure to manage the growth of our business and operations could harm us.

Our business has become increasingly complex, both in the types of businesses we operate and their scale. We have significantly expanded our headcount, office facilities and infrastructure, and anticipate that further expansion in certain areas and geographies will be required. This expansion increases the complexity of our operations and places a significant strain on our management, operational and financial resources. We must continue to effectively hire, train and manage new employees. If our new hires perform poorly or if we are unsuccessful in hiring, training, managing and integrating new employees, our business, financial condition and results of operations may be materially harmed.

Moreover, our current and planned personnel, systems, procedures and controls may not be adequate to support our future operations. To effectively manage the expected growth of our operations and personnel, we will need to continue to improve our transaction processing, operational and financial systems, procedures and controls, which could be particularly challenging as we acquire new operations with different and incompatible systems. These efforts will require significant managerial, financial and human resources. We cannot assure you that we will be able to effectively manage our growth or to implement all these systems, procedures and control measures successfully. If we are not able to manage our growth effectively, our business and prospects may be materially and adversely affected.

We face risks relating to our acquisitions, investments and alliances.

We have recently acquired and invested in a significant number of businesses, technologies, services and products in recent years and have a number of pending investments and acquisitions that are subject to closing conditions. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Recent Investment, Acquisition and Strategic Alliance Activities.” We expect to continue to evaluate and consider a wide array of potential strategic transactions as part of our overall business strategy, including business combinations, acquisitions and dispositions of businesses, technologies, services, products and other assets, as well as strategic investments and alliances. At any given time we may be engaged in discussions or negotiations with respect to one or more of these types of transactions. These transactions involve significant challenges and risks, including:

•	difficulties integrating into our operations the personnel, operations, products, services, technology, internal controls and financial reporting of companies we acquire;

•	disrupting our ongoing business, distracting our management and employees and increasing our expenses;

•	losing skilled professionals as well as established client relationships of the businesses we invest in or acquire;

•	for investments over which we may not obtain management and operational control, we may lack influence over the controlling partner or shareholder, which may prevent us from achieving our strategic goals in such investment;

•	new regulatory requirements and compliance risks that we become subject to as a result of acquisitions in new industries or otherwise;

•	unforeseen or hidden liabilities or costs that may adversely affect us following our acquisition of such targets;

•	regulatory hurdles including in relation to the anti-monopoly and competition laws, rules and regulations of China and other countries in connection with any proposed investments and acquisitions, including, in the case of our potential future acquisition of an equity interest in Small and Micro Financial Services Company, PRC regulations pertaining to non-bank payment companies;

•	the risk that any of our pending or other future proposed acquisitions does not close; and

•	challenges in achieving the expected benefits of synergies and growth opportunities in connection with these acquisitions and investments, such as the inability to realize the expected benefits of the restructuring in August 2014 of our relationship with Alipay and Small and Micro Financial Services Company.

Our significant acquisition activity has occurred recently, and we do not have substantial experience in integrating major acquisitions. Any of these difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses, such as impairment charges and write-offs. In particular, we cannot assure you that we will be able to obtain the regulatory approvals necessary for us to acquire an equity interest in Small and Micro Financial Services Company, or that we will be able to acquire such equity interest in the future.

We may be subject to allegations and lawsuits claiming that items listed on our marketplaces are pirated, counterfeit or illegal.

We have received in the past, and we anticipate we will receive in the future, communications alleging that items offered or sold through our online marketplaces by third parties or that we make available through other services, such as our online music platform, infringe third-party copyrights, trademarks and patents or other intellectual property rights. Although we have adopted measures to verify the authenticity of products sold on our marketplaces and minimize potential infringement of third-party intellectual property rights through our intellectual property infringement complaint and take-down procedures, these measures may not always be successful. We have been and may continue to be subject to allegations of civil or criminal liability based on allegedly unlawful activities carried out by third parties through our online marketplaces. We also have been and may continue to be subject to allegations that we were participants in or facilitators of such allegedly unlawful activities.

When we receive complaints or allegations regarding infringement or counterfeit goods, we follow certain procedures to verify the nature of the complaint and the relevant facts. We believe these procedures are important for purposes of investigating the allegations in question so that we can ensure confidence in our marketplace among buyers and sellers; however, these procedures could result in delays in delistings of allegedly infringing product listings. In the event that alleged counterfeit or infringing products are listed or sold on our marketplaces or our other services, we could face claims relating to such listings or sales or for our alleged failure to act in a timely or effective manner in response to infringement or to otherwise restrict or limit such sales or infringement. We may implement further measures in an effort to strengthen our protection against these potential liabilities that could require us to spend substantial additional resources and/or experience reduced revenues by discontinuing certain service offerings. In addition, these changes may reduce the attractiveness of our marketplaces and other services to buyers, sellers or other users. A customer whose content is removed or whose services are suspended or terminated by us, regardless of our compliance with the applicable laws, rules and regulations, may dispute our actions and commence action against us for damages based on breach of contract or other causes of action or make public complaints or allegations. Any costs incurred as a result of liability or asserted liability relating to the sale of unlawful goods or other infringement could harm our business. Moreover, we have in the past received negative publicity regarding the sales of counterfeit and pirated items on our marketplaces. In 2008, 2009 and 2010, Alibaba.com, and in 2008, 2009, 2010 and 2011, Taobao Marketplace, were named as “notorious markets” in the annual Special 301 Report or Special 301 Out-of-Cycle Review prepared by the Office of the U.S. Trade Representative. The U.S. Trade Representative subsequently removed these marketplaces from the list. Continued public perception that counterfeit or pirated items are commonplace on our marketplaces or perceived delays in our removal of these items, even if factually incorrect, could damage our reputation, result in lower list prices for goods sold through our marketplaces, harm our business, result in regulatory pressure or action against us and diminish the value of our brand name.

Failure to deal effectively with any fraud perpetrated and fictitious transactions conducted on our marketplaces and other sources of customer dissatisfaction would harm our business.

We face risks with respect to fraudulent activities on our marketplaces and periodically receive complaints from buyers who may not have received the goods that they had purchased, as well as complaints from sellers who have not received payment for the goods that a buyer had contracted to purchase. Although we have implemented various measures to detect and reduce the occurrence of fraudulent activities on our marketplaces, there can be no assurance that such measures will be effective in combating fraudulent transactions or improving overall satisfaction among our sellers, buyers and other participants. Additional measures that we take to address fraud could also negatively affect the attractiveness of our marketplaces to buyers or sellers. In addition, sellers on our marketplaces contribute to a fund to provide consumer protection guarantees. If our sellers do not perform their obligations under these programs, then we may use funds that have been deposited by sellers in a consumer protection fund to compensate buyers. If the amounts in the fund are not sufficient, we may choose to compensate buyers for such losses although we are not legally obligated to do so. Although we have recourse against our sellers for any amounts we incur, there is no assurance that we would be able to collect from our sellers.

In addition to fraudulent transactions with legitimate buyers, sellers may also engage in fictitious or “phantom” transactions with themselves or collaborators in order to artificially inflate their own ratings on our marketplaces, reputation and search results rankings. This activity may harm other sellers by enabling the perpetrating seller to be favored over legitimate sellers, and may harm buyers by deceiving them into believing that a seller is more reliable or trusted than the seller actually is.

Moreover, illegal, fraudulent or collusive activities by our employees could also subject us to liability or negative publicity. For instance, we learned that in early 2011 and 2012 in two separate incidents, certain of our employees had accepted payments from sellers in order to receive preferential treatment on Alibaba.com and Juhuasuan. Although we dismissed the employees responsible for the incidents and have taken action to further strengthen our internal controls and policies with regard to the review and approval of seller accounts, sales activities and other relevant matters, we cannot assure you that such controls and policies will prevent fraud or illegal activity by our employees or that similar incidents will not occur in the future. Any such illegal, fraudulent or collusive activity could severely damage our brand and reputation as an operator of trusted marketplaces, which could drive users and buyers away from our marketplaces, and materially and adversely affect GMV transacted on our marketplaces, our revenues and our net income.

Negative publicity and user sentiment generated as a result of actual or alleged fraudulent or deceptive conduct on our platform or by our employees could severely diminish consumer confidence in and use of our services, reduce our ability to attract new or retain current sellers, buyers and other participants, damage our reputation and diminish the value of our brand names, and materially and adversely affect our business, financial condition and results of operations.

We may increasingly become a target for public scrutiny, including complaints to regulatory agencies, negative media coverage, including social media and malicious reports, all of which could severely damage our reputation and materially and adversely affect our business and prospects.

We process millions of transactions on a daily basis on our marketplaces, and the high volume of transactions taking place on our marketplaces creates the possibility of heightened attention from the public, the media and our participants. For example, we receive complaints from our sellers, buyers and other participants about our marketplaces. In addition, changes in our services or policies have resulted and could result in objections by members of the public, the media, including social media, participants in our ecosystem or others. From time to time, these objections or allegations, regardless of their veracity, may result in public protests or negative publicity, which could result in government inquiry or harm our reputation. Corporate transactions we or related parties undertake may also subject us to increased media exposure and public scrutiny. There is no assurance that we would not become a target for public scrutiny in the future or such scrutiny and public exposure would not severely damage our reputation as well as our business and prospects.

In addition, our directors and management have been, and continue to be, subject to scrutiny by the media and the public regarding their activities in and outside Alibaba Group, which may result in unverified, inaccurate or misleading information about them being reported by the press. Negative publicity about our executive chairman or other founders, directors or management, even if untrue or inaccurate, may harm our reputation.

We and Alipay are subject to regulation, and future regulations may impose additional requirements and other obligations on our business or otherwise that could materially and adversely affect our business, financial condition and results of operations.

The industries in which we and Alipay operate in the PRC, including online and mobile commerce and payments, financial services and cloud computing, are highly regulated. The PRC government authorities are likely to continue to issue new laws, rules and regulations governing these industries and require new and additional licenses, permits and approvals from us and our users. These laws, rules and regulations could take a direction that is adverse to our or Alipay’s business at any time. In addition, there is no assurance that any required licenses, permits and approvals could be obtained in a timely or cost-effective manner, and failure to obtain them could have a material adverse effect on our business, financial condition and results of operations. Changes in regulatory enforcement as well as tax policy in the PRC could also result in additional compliance obligations and increased costs or place restrictions upon our current or future operations. Any such legislation or regulation could also severely disrupt and constrain our business and the payment services used on our marketplaces.

Transactions conducted through our cross-border marketplaces may be subject to different customs and import/export rules and regulations. These rules and regulations are complex, and customs and tax authorities in the relevant jurisdictions may challenge our interpretation of applicable customs and import/export rules relating to product shipments under their respective customs and import/export laws and treaties. In addition, we will also face the challenge of complying concurrently with the compliance rules and regulations of multiple jurisdictions, and such rules or regulations could conflict or interact with each other in complex ways.

We have from time to time been subject to PRC and other foreign government inquiries and investigations, including those relating to website content and alleged third-party intellectual property infringement. We also face scrutiny, and have been subject to inquiries and investigations, from foreign governmental bodies that focus on cross-border trade, intellectual property protection, human rights and user privacy matters. None of these inquiries and investigations has resulted in significant restrictions on our business operations. However, as we continue to grow in scale and significance, we expect to face increased scrutiny, which will, at a minimum, result in our having to increase our investment in compliance and related capabilities and systems. The increasing sophistication and development of our user base will also increase the need for higher standards of user protection, privacy protection and dispute management. Any increased involvement in inquiries or investigations could result in significantly higher legal and other costs, diversion of management and other resources, as well as negative publicity, which could harm our business and reputation and materially reduce our revenue and net income.

Alipay, which provides the substantial majority of the payment processing services on our marketplaces, is subject to various laws, rules and regulations in the PRC and other countries where it operates, including those governing banking, privacy, cross-border and domestic money transmission, anti-money laundering, counter-terrorist financing and consumer protection laws, rules and regulations. These laws, rules and regulations are highly complex and could change or be reinterpreted to make it difficult or impossible for Alipay to comply. In recent years, the PRC government has increasingly focused on regulation of the financial industry, including laws, rules and regulations relating to the provision of payment services. See “— We rely on Alipay to conduct substantially all of the payment processing and escrow services on our marketplaces. Alipay’s business is highly regulated, and it is also subject to a range of risks. If Alipay’s services are limited, restricted, curtailed or degraded in any way or become unavailable to us for any reason, our business may be materially and adversely affected.” In addition, Alipay is required to maintain a payment business license in the PRC. In 2011, we divested our interest in and control over Alipay in response to PBOC regulations issued in June 2010 that required non-bank payment companies to obtain a payment business license before September 1, 2011. These regulations provided specific guidelines for license applications only for domestic PRC-owned entities but stated that specific guidelines applicable to license applications for foreign-invested payment entities would be issued separately (although no such guidelines have been issued as of the date of this prospectus). Accordingly, our management restructured the ownership and control of Alipay into a company wholly-owned by PRC nationals in order to obtain a payment business license within the time period prescribed by the PBOC regulations. In August 2014, we entered into the 2014 SAPA to further restructure the economic terms of our relationship with Alipay and its parent company. See “Related Party Transactions — Agreements and Transactions Related to Small and Micro Financial Services Company and its Subsidiaries — Share and Asset Purchase Agreement.”

Alipay is also required to maintain other applicable money transmitter or other licenses and approvals from regulatory authorities in other jurisdictions in which it operates, and the expansion by Alipay of its business may require additional licenses and approvals. Currently, in certain jurisdictions where Alipay does not have the required money transmitter or other licenses, Alipay provides payment processing and escrow services through third-party service providers. If these providers were to terminate their relationship with Alipay or otherwise cease providing services to Alipay, cross-border transactions on our marketplaces would be negatively affected. If Alipay fails to obtain and maintain all required licenses and approvals or otherwise fails to comply with applicable laws, rules and regulations, if new laws, rules or regulations come into effect that impact Alipay’s business, its services could be suspended or severely disrupted, and our business, financial condition and results of operations would be materially and adversely affected.

We may be accused of infringing intellectual property rights of third parties and content restrictions of relevant laws.

Third parties may claim that the technology used in the operation of our platforms or our service offerings, including our cloud computing services, infringes upon their intellectual property rights. Although we have not in the past faced material litigation involving direct claims of infringement by us, the possibility of intellectual property claims against us increases as we continue to grow, particularly internationally. Such claims, whether or not having merit, may result in our expenditure of significant financial and management resources, injunctions against us or payment of damages. We may need to obtain licenses from third parties who allege that we have infringed their rights, but such licenses may not be available on terms acceptable to us or at all. These risks have been amplified by the increase in the number of third parties whose sole or primary business is to assert such claims.

China has enacted laws and regulations governing Internet access and the distribution of products, services, news, information, audio-video programs and other content through the Internet. The PRC government has prohibited the distribution of information through the Internet that it deems to be in violation of PRC laws and regulations. If any of the information disseminated through our marketplaces and websites were deemed by the PRC government to violate any content restrictions, we would not be able to continue to display such content and could become subject to penalties, including confiscation of income, fines, suspension of business and revocation of required licenses, which could materially and adversely affect our business, financial condition and results of operations.

The outcome of any claims, investigations and proceedings is inherently uncertain, and in any event defending against these claims could be both costly and time-consuming, and could significantly divert the efforts and resources of our management and other personnel. An adverse determination in any such litigation or proceedings could cause us to pay damages, as well as legal and other costs, limit our ability to conduct business or require us to change the manner in which we operate.

We may become the target of anti-monopoly and unfair competition claims, which may result in our being subject to fines as well as constraints on our business.

Although the PRC Anti-Monopoly Law is relatively recent, having taken effect on August 1, 2008, two of the three PRC anti-monopoly enforcement agencies, the National Development and Reform Commission, or the NDRC, and the State Administration for Industry and Commerce, or the SAIC, have in recent years strengthened enforcement actions, including levying significant fines, with respect to cartel activity as well as abusive behavior of companies having market dominance.

The PRC Anti-Monopoly Law also provides a private right of action for competitors or users to bring anti-monopoly claims against companies. In recent years, an increased number of companies have been exercising their right to seek relief under the PRC Anti-Monopoly Law. As public awareness of the rights under the PRC Anti-Monopoly Law increases, more companies, including our competitors, business partners and customers may resort to the remedies under the law to improve their competition position, regardless of the merits of their claims.

We may receive close scrutiny from government agencies under the PRC Anti-Monopoly Law in connection with our business practices, investments and acquisitions. Any anti-monopoly lawsuit or administrative proceeding initiated against us may result in our being subject to profit disgorgement, heavy fines and various constraints on our business, or result in negative publicity which could harm our reputation and negatively affect the trading price of our ADSs. These constraints could include forced termination of any agreements or arrangements that are determined to be in violation of anti-monopoly laws, required divestitures and limitations on certain business practices, which may limit our ability to continue to innovate, diminish the appeal of our services and increase our operating costs. These constraints could also enable our competitors to develop websites, products and services that mimic the functionality of our services, which could decrease the popularity of our marketplaces among sellers, buyers and other participants, and cause our revenue and net income to decrease materially.

We may face challenges in expanding our cross-border operations.

As we plan to continue expanding our existing cross-border operations into existing and other markets, we will face risks associated with expanding into markets in which we have limited or no experience and in which our company may be less well-known. We may be unable to attract a sufficient number of customers and other participants, fail to anticipate competitive conditions or face difficulties in operating effectively in these new markets. The expansion of our cross-border business will also expose us to risks relating to staffing and managing cross-border operations, increased costs to protect intellectual property, tariffs and other trade barriers, differing and potentially adverse tax consequences, increased and conflicting regulatory compliance requirements, lack of acceptance of our service offerings, challenges caused by distance, language and cultural differences, exchange rate risk and political instability. Accordingly, any efforts we make to expand our cross-

border operations may not be successful, which could limit our ability to grow our revenue, net income and profitability.

Our brand name and our business may be harmed by aggressive marketing and communications strategies of our competitors.

Due to intense competition in our industry, we have been and may be the target of incomplete, inaccurate and false statements about our company and our services that could damage our and our management’s reputation and our brand and materially deter consumers from making purchases on our marketplaces. Our ability to respond to our competitors’ misleading marketing efforts may be limited by legal prohibitions on permissible public communications by us during our initial public offering process or during future periods.

Our revenue and net income may be materially and adversely affected by any economic slowdown in China as well as globally.

The success of our business ultimately depends on consumer spending. We derive substantially all of our revenue from China. As a result, our revenue and net income are impacted to a significant extent by economic conditions in China and globally, as well as economic conditions specific to online and mobile commerce. The global economy, markets and levels of consumer spending are influenced by many factors beyond our control, including consumer perception of current and future economic conditions, political uncertainty, levels of employment, inflation or deflation, real disposable income, interest rates, taxation and currency exchange rates.

The PRC government has in recent years implemented a number of measures to control the rate of economic growth, including by raising interest rates and adjusting deposit reserve ratios for commercial banks as well as by implementing other measures designed to tighten credit and liquidity. These measures have contributed to a slowdown of the PRC economy. According to the National Bureau of Statistics of China, in the first quarter of 2014, China’s GDP growth rate was 7.4%, which was the lowest since the first quarter of 2009. Any continuing or worsening slowdown could significantly reduce domestic commerce in China, including through the Internet generally and within our ecosystem. An economic downturn, whether actual or perceived, a further decrease in economic growth rates or an otherwise uncertain economic outlook in China or any other market in which we may operate could have a material adverse effect on our business, financial condition and results of operations.

Our results of operations fluctuate significantly from quarter to quarter which may make it difficult to predict our future performance.

Our results of operations fluctuate significantly from quarter to quarter. In addition, our business is characterized by seasonal fluctuations, which may cause further fluctuations. The fourth quarter of each calendar year generally contributes the largest portion of our annual revenues due to a number of factors, such as sellers allocating a significant portion of their online marketing budgets to the fourth calendar quarter, promotions, such as Singles Day on November 11 of each year and the impact of seasonal buying patterns in respect of certain categories such as apparel. The first quarter of each calendar year generally contributes the smallest portion of our annual revenues, primarily due to a lower level of allocation of online marketing budgets by sellers at the beginning of the calendar year and the Chinese New Year holiday, during which time consumers generally spend less and businesses in China are generally closed. We may also introduce new promotions or change the timing of our promotions in ways that further cause our quarterly results to fluctuate and differ from historical patterns. In addition, seasonal weather patterns may affect the timing of buying decisions. For example, unexpectedly long periods of warm weather could delay the purchase of heavier clothing items that have higher average selling prices, resulting in lower than expected GMV. The performance of our equity investees and of businesses, including internally developed businesses, in which we have made investments may also result in fluctuations in our results of operations. Our results of operations will likely fluctuate due to these and other factors, some of which are beyond our control. In addition, our rapid growth has masked the seasonality that might otherwise be apparent in our results of operations. If our growth slows, we expect that the seasonality in our business may become more pronounced.

Our quarterly and annual financial results will likely differ from our historical performance. To the extent our results of operations are below the expectations of public market analysts and investors in the future, or if there are significant fluctuations in our financial results, the market price of our ADSs could decline materially.

We may not be able to protect our intellectual property rights.

We rely on a combination of trademark, fair trade practice, patent, copyright and trade secret protection laws in China and other jurisdictions, as well as confidentiality procedures and contractual provisions, to protect our intellectual property rights. We also enter into confidentiality agreements with our employees and any third parties who may access our proprietary information, and we rigorously control access to our proprietary technology and information.

Intellectual property protection may not be sufficient in China or other countries in which we operate. Confidentiality agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China or elsewhere. In addition, policing any unauthorized use of our intellectual property is difficult, time-consuming and costly and the steps we have taken may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to claims under consumer protection laws, including health and safety claims and product liability claims, if property or people are harmed by the products sold on our marketplaces.

Due to several high-profile incidents involving food safety and consumer complaints that have occurred in China in recent years, the PRC government, media outlets and public advocacy groups are increasingly focused on consumer protection. Moreover, as part of our growth strategy, we expect to increase our focus on food and beverage and healthcare products, which could expose us to increasing liability associated with consumer protection laws in those areas. Operators of commerce marketplaces and platforms are subject to certain provisions of consumer protection laws even where such operator is not the seller of the product or service purchased by the consumer. For example, under applicable consumer protection laws in China, e-commerce platform operators may be held liable for consumer claims relating to damage if they are unable to provide consumers with the true name, address and contact details of sellers or service providers. In addition, if we do not take appropriate remedial action against sellers or service providers for actions they engage in that we know, or should have known, would infringe upon the rights and interests of consumers, we may be held jointly liable with the seller or service provider for such infringement. Moreover, applicable consumer protection laws in China hold that trading platforms will be held liable for failing to meet any undertakings such platforms make to consumers with regard to products listed on their websites. Furthermore, we are required to report to SAIC or its local branches any violation of applicable laws, regulations or SAIC rules by sellers or service providers, such as sales of goods without proper license or authorization, and to take appropriate remedial measures, including ceasing to provide services to such sellers or service providers. If claims are brought against us under any of these laws, we could be subject to damages and reputational damage as well as action by regulators, which could have a material adverse effect on our business, financial condition and results of operations. We do not maintain product liability insurance for products and services transacted on our marketplaces, and our rights of indemnity from the sellers on our marketplaces may not adequately cover us for any liability we may incur. Even unsuccessful claims could result in the expenditure of funds and management time and resources and could materially reduce our net income and profitability.

Tightening of tax compliance efforts with respect to the revenue or profit generated by our sellers could materially and adversely affect our business, financial condition and results of operations.

E-commerce in China is still developing, and the PRC government may require operators of marketplaces, such as our company, to assist in the collection of taxes with respect to the revenue or profit generated by sellers from transactions conducted on their platforms. A significant number of small businesses and sole proprietors operating businesses through storefronts on Taobao Marketplace may not have completed the required tax registration. PRC tax authorities may enforce registration requirements that target small businesses or sole proprietors on Taobao Marketplace and may request our assistance in these efforts. As a result, these sellers may be subject to more stringent tax compliance requirements and liabilities and their business on our marketplaces could suffer or they could decide to remove their storefronts from our marketplace rather than comply, which could in turn negatively affect us. We may also be requested by tax authorities to supply information on our sellers, such as transaction records and bank account information, and assist in the enforcement of tax regulations, including the payment and withholding obligations against our sellers, in which case, potential sellers might not be willing to open storefronts on our marketplaces.

Heightened enforcement against participants in e-commerce transactions (including imposition of withholding obligations on us with respect to business or value-added tax) could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to material litigation.

We have been involved in litigation relating principally to third-party intellectual property infringement claims, contract disputes, employment related cases and other matters in the ordinary course of our business. As our ecosystem expands, and as litigation becomes more common in China, we may face an increasing number of such claims, including those involving higher amounts of damages, and after we become a publicly-listed company with a higher profile, we may face additional exposure to claims and lawsuits.

The outcome of any claims, investigations and proceedings is inherently uncertain, and in any event defending against these claims could be both costly and time-consuming, and could significantly divert the efforts and resources of our management and other personnel. An adverse determination in any such litigation or proceedings could cause us to pay damages as well as legal and other costs, limit our ability to conduct business or require us to change the manner in which we operate.

We may suffer reputational harm and the price of our ADSs may decrease significantly due to business dealings or connections of sellers or buyers on our marketplaces with sanctioned countries.

Cuba, Iran, Syria and Sudan are identified by the U.S. State Department as state sponsors of terrorism and are the target of comprehensive U.S. economic sanctions. We do not have physical staff or operations in these sanctioned countries, and although our websites are open and available worldwide, we do not actively solicit business from users in these sanctioned countries. As a non-U.S. entity, we are not generally required to comply with U.S. sanctions to the same extent as U.S. entities, with certain exceptions principally relating to our U.S. subsidiaries, any of our employees who are U.S. persons or dealings involving U.S.-origin goods or services. In the case of Alibaba.com, our aggregate revenue from members in these sanctioned countries in fiscal year 2014 accounted for less than 0.03% of our international wholesale commerce revenue. In the case of AliExpress and Taobao Marketplace, an insignificant number of orders have been placed by buyers from the sanctioned countries, with an aggregate GMV of approximately US$1.3 million in fiscal year 2014. As all transaction fees on AliExpress and Taobao Marketplace are paid by sellers, primarily based in China, we do not earn any fees or commissions from buyers in sanctioned countries.

Certain U.S.-based institutional investors, including state and municipal governments and universities, have proposed or adopted divestment or similar initiatives regarding investments in companies that do business with sanctioned countries. Accordingly, as a result of activities on our marketplaces involving users based in the sanctioned countries, certain investors may not wish to invest, and may divest their investment, in us. Such divestment initiatives may negatively impact our reputation and investor sentiment with respect to our ADSs may be materially and adversely affected. Any negative investor sentiment as a result of such reputational issues may cause the price of our ADSs to decline significantly and may materially reduce the value of your investment in our ADSs.

We may be subject to liability for content on our websites and mobile interfaces that is alleged to be socially destabilizing, obscene, defamatory, libelous or otherwise unlawful.

Under PRC law, we are required to monitor our websites and the websites hosted on our servers and mobile interfaces for items or content deemed to be socially destabilizing, obscene, superstitious or defamatory, as well as items, content or services that are illegal to sell online or otherwise in other jurisdictions in which we operate our marketplaces, and promptly take appropriate action with respect to such items, content or services. We may also be subject to potential liability for any unlawful actions of our customers or users of our websites or mobile interfaces or for content we distribute that is deemed inappropriate. It may be difficult to determine the type of content that may result in liability to us, and if we are found to be liable, we may be subject to fines, have our relevant business operation licenses revoked, or be prevented from operating our websites or mobile interfaces in China.

In addition, claims may be brought against us for defamation, libel, negligence, copyright, patent or trademark infringement, tort (including personal injury), other unlawful activity or other theories and claims based on the nature and content of information posted on our marketplaces, including product reviews and message boards, by our buyers, sellers and other marketplace participants.

Regardless of the outcome of such a dispute or lawsuit, we may suffer from negative publicity and reputational damage as a result of these actions.

Failure to comply with the terms of our indebtedness could result in acceleration of indebtedness, which could have an adverse effect on our cash flow and liquidity.

We have incurred substantial indebtedness, primarily relating to our US$8.0 billion credit facility which we have drawn down in full. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Contractual Obligations.” Under our credit facility and under any debt financing arrangement that we may enter into in the future, we are subject to financial and other covenants that could, among other things, restrict our business and operations. If we breach any of these covenants, including by failing to maintain certain financial ratios, our lenders will be entitled to accelerate our debt obligations. Any default under our credit facility could require that we repay these loans prior to maturity as well as limit our ability to obtain additional financing, which in turn may have a material adverse effect on our cash flow and liquidity.

We may need additional capital but may not be able to obtain it on favorable terms or at all.

We may require additional cash resources due to future growth and development of our business, including any investments or acquisitions we may decide to pursue. If our cash resources are insufficient to satisfy our cash requirements, we may seek to issue additional equity or debt securities or obtain new or expanded credit facilities. Our ability to obtain external financing in the future is subject to a variety of uncertainties, including our future financial condition, results of operations, cash flows, share price performance, liquidity of international capital and lending markets and PRC governmental regulations over foreign investment and the Internet industry in the PRC. In addition, incurring indebtedness would subject us to increased debt service obligations and could result in operating and financing covenants that would restrict our operations. There can be no assurance that financing will be available in a timely manner or in amounts or on terms acceptable to us, or at all. Any failure to raise needed funds on terms favorable to us, or at all, could severely restrict our liquidity as well as have a material adverse effect on our business, financial condition and results of operations. Moreover, any issuance of equity or equity-linked securities could result in significant dilution to our existing shareholders.

We are subject to interest rate risk in connection with our indebtedness.

We are exposed to interest rate risk related to our indebtedness. The interest rates under our current bank borrowings are based on a spread over LIBOR. As a result, the interest expenses under our bank borrowings will be subject to the potential impact of any fluctuation in LIBOR. Any increase in LIBOR could impact our financing costs if not effectively hedged. Although from time to time, we use hedging transactions in an effort to reduce our exposure to interest rate risk, these hedges may not be effective.

We may not have sufficient insurance coverage.

We have obtained insurance to cover certain potential risks and liabilities, such as property damage. However, insurance companies in China offer limited business insurance products. As a result, we may not be able to acquire any insurance for certain types of risks such as business liability or service disruption insurance for our operations in China, and our coverage may not be adequate to compensate for all losses that may occur, particularly with respect to loss of business or operations. We do not maintain business interruption insurance or product liability insurance, nor do we maintain key-man life insurance. This could leave us exposed to potential claims and losses. Any business disruption, litigation, regulatory action, outbreak of epidemic disease or natural disaster could also expose us to substantial costs and diversion of resources. We cannot assure you that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policy on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.

An occurrence of a natural disaster, widespread health epidemic or other outbreaks could have a material adverse effect on our business, financial condition and results of operations.

Our business could be materially and adversely affected by natural disasters, such as snowstorms, earthquakes, fires or floods, the outbreak of a widespread health epidemic, such as swine flu, avian influenza, severe acute respiratory syndrome, or SARS, or other events, such as wars, acts of terrorism, environmental accidents, power shortage or communication interruptions. The occurrence of such a disaster or a prolonged outbreak of an epidemic illness or other adverse public health developments in China or elsewhere in the world could materially disrupt our business and operations. Such events could also significantly impact our industry and cause a temporary closure of the facilities we use for our operations, which would severely disrupt our operations and have a material adverse effect on our business, financial condition and results of operations. Our operations could be disrupted if any of our employees or employees of our business partners were suspected of having the swine flu, avian influenza or SARS, since this could require us or our business partners to quarantine some or all of such employees or disinfect the facilities used for our operations. In addition, our revenue and profitability could be materially reduced to the extent that a natural disaster, health epidemic or other outbreak harms the global or PRC economy in general. Our operations could also be severely disrupted if our buyers, sellers or other participants were affected by such natural disasters, health epidemics or other outbreaks.

Risks Related to Our Corporate Structure

The Alibaba Partnership and related voting agreements will limit your ability to nominate and elect directors.

Our articles of association, as we expect them to be amended and become effective upon completion of this offering, will have the effect of allowing the Alibaba Partnership to nominate a simple majority of our board of directors. If at any time our board of directors consists of less than a simple majority of directors nominated or appointed by the Alibaba Partnership for any reason, including because a director previously nominated by the Alibaba

Partnership ceases to be a member of our board of directors or because the Alibaba Partnership had previously not exercised its right to nominate or appoint a simple majority of our board of directors, the Alibaba Partnership will be entitled (in its sole discretion) to nominate or appoint such number of additional directors to the board as necessary to ensure that the directors nominated or appointed by the Alibaba Partnership comprise a simple majority of our board of directors. In addition, we expect to enter into a voting agreement that will take effect upon the completion of this offering, pursuant to which both SoftBank and Yahoo will agree to vote their shares in favor of the Alibaba Partnership director nominees at each annual general shareholders meeting. Furthermore, we expect the voting agreement to provide that SoftBank will have the right to nominate one director to our board and that right will also be reflected in our articles of association that will become effective upon completion of this offering. In addition, pursuant to such voting agreement, Yahoo, Jack Ma and Joe Tsai will agree to vote their shares (including shares for which they have voting power) in favor of the election of the SoftBank director nominee at each annual general shareholders meeting and SoftBank will agree to grant the voting power of any portion of its shareholdings exceeding 30% of our issued and outstanding ordinary shares to Jack and Joe by proxy. This governance structure and contractual arrangement will limit your ability to influence corporate matters, including any matters determined at the board level. In addition, the nomination right granted to the Alibaba Partnership will remain in place for the life of the Alibaba Partnership unless our articles of association are amended to provide otherwise by a vote of shareholders representing at least 95% of shares that vote at a shareholders meeting. The nomination rights of the Alibaba Partnership will remain in place notwithstanding a change of control or merger of our company and, for so long as SoftBank and Yahoo remain substantial shareholders, we expect the Alibaba Partnership nominees will receive a majority of votes cast at any meeting for the election of directors and will be elected as directors. These provisions could have the effect of delaying, preventing or deterring a change in control, and could limit the opportunity for our shareholders to receive a premium for their ADSs, and could also materially decrease the price that some investors are willing to pay for our ADSs. Immediately after the completion of this offering, assuming no exercise of the underwriters’ option to purchase additional shares, we expect the parties to the voting agreement to hold approximately         % of our then issued and outstanding ordinary shares. Immediately after the completion of this offering, the partners of the Alibaba Partnership will hold an additional approximately         % of our then issued and outstanding ordinary shares (including unvested shares and shares underlying vested and unvested awards) not subject to the voting agreement. See “Alibaba Partnership.”

The interests of the Alibaba Partnership may conflict with your interests.

The nomination rights of the Alibaba Partnership will limit your ability to influence corporate matters, including any matters to be determined by our board of directors. The interests of the Alibaba Partnership may not coincide with your interests, and the Alibaba Partnership or its director nominees may make decisions with which you disagree, including decisions on important topics such as compensation, management succession, acquisition strategy and our business and financial strategy. For example, because the Alibaba Partnership will continue to be largely comprised of members of our management team, the Alibaba Partnership and its director nominees, consistent with our operating philosophy, may focus on the long-term interests of our ecosystem participants at the expense of our short-term financial results, which may differ from the expectations and desires of shareholders unaffiliated with the Alibaba Partnership. To the extent that the interests of the Alibaba Partnership differ from your interests, you may be disadvantaged by any action that the Alibaba Partnership may seek to pursue.

Our articles of association contain anti-takeover provisions that could adversely affect the rights of holders of our ordinary shares and ADSs.

Our articles of association, as we expect them to be amended and become effective upon completion of this offering, contain certain provisions that could limit the ability of third parties to acquire control of our company, including:

•	a provision that grants authority to our board of directors to establish from time to time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series;

•	a provision that grants the Alibaba Partnership the right to nominate a simple majority of our board of directors notwithstanding a change of control or merger of our company; and

•	a classified board with staggered terms that will prevent the replacement of a majority of directors at one time.

These provisions could have the effect of delaying, preventing or deterring a change in control, and could limit the opportunity for our shareholders to receive a premium for their ADSs, and could also materially decrease the price that some investors are willing to pay for our ADSs.

SoftBank will continue to own more than 30% of our issued and outstanding ordinary shares after the completion of this offering and its interests may differ from those of our other shareholders.

Immediately after this offering and assuming no exercise by the underwriters of their option to purchase additional shares, SoftBank will own approximately         % of our issued and outstanding ordinary shares. SoftBank has agreed to grant the voting power of any portion of its shareholding exceeding 30% of our issued and outstanding ordinary shares to Jack Ma and Joe Tsai by proxy. Under the terms of the voting agreement we expect to enter into, SoftBank will also have the right to nominate one member of our board of directors, and Yahoo, Jack and Joe will agree to vote their shares (including shares for which they have voting power) in favor of the SoftBank director nominees at each annual general shareholders meeting. SoftBank’s director nomination right will also be reflected in our amended articles of association that will become effective upon the completion of this offering. Except with regard to shareholder votes relating to the Alibaba Partnership director nominees, SoftBank will have significant influence over the outcome of matters that require shareholder votes and accordingly over our business and corporate matters. SoftBank may exercise its shareholder rights in a way that it believes is in its best interest, which may conflict with the interest of our other shareholders. These actions may be taken even if SoftBank is opposed by our other shareholders, including those who purchase ADSs in this offering.

For more information, see “Related Party Transactions — Transactions and Agreements with Yahoo and SoftBank — Voting Agreement.”

If the PRC government deems that the contractual arrangements in relation to our variable interest entities do not comply with PRC governmental restrictions on foreign investment, or if these regulations or the interpretation of existing regulations changes in the future, we could be subject to penalties or be forced to relinquish our interests in those operations.

Foreign ownership of certain types of Internet businesses, such as Internet information services, is subject to restrictions under applicable PRC laws, rules and regulations. For example, foreign investors are generally not permitted to own more than 50% of the equity interests in a value-added telecommunication service provider. Any such foreign investor must also have experience and a good track record in providing value-added telecommunications services overseas.

While the significant majority of our revenue was generated by our wholly-foreign owned enterprises in fiscal year 2014, we provide Internet information services in China, which are critical to our business, through a number of PRC incorporated variable interest entities. The variable interest entities are owned by PRC citizens who are our founders or senior employees or by PRC entities owned by such PRC citizens, or the variable interest entity equity holders, with whom we have contractual arrangements, or the contractual arrangements. The contractual arrangements give us effective control over each of the variable interest entities and enable us to obtain substantially all of the economic benefits arising from the variable interest entities as well as consolidate the financial results of the variable interest entities in our results of operations. Although the structure we have adopted is consistent with longstanding industry practice, and is commonly adopted by comparable companies in China, the PRC government may not agree that these arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future.

In the opinion of Fangda Partners, our PRC counsel, the ownership structures of our material wholly-foreign owned enterprises and our material variable interest entities in China, both currently and immediately after giving effect to this offering, do not and will not violate any applicable PRC law, regulation or rule currently in effect; and the contractual arrangements between our material wholly-foreign owned enterprises, our material variable interest entities and their respective equity holders governed by PRC law are valid, binding and enforceable in accordance with their terms and applicable PRC laws and regulations currently in effect and will not violate any applicable PRC law, rule or regulation currently in effect. However, Fangda Partners has also advised us that there are substantial uncertainties regarding the interpretation and application of current PRC laws, rules and regulations. Accordingly, the PRC regulatory authorities and PRC courts may in the future take a view that is contrary to the opinion of our PRC legal counsel.

It is uncertain whether any new PRC laws, rules or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of our variable interest entities are found to be in violation of any existing or future PRC laws, rules or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including revoking the business and operating licenses of our PRC subsidiaries or the variable interest entities, requiring us to discontinue or restrict our operations, restricting our right to collect revenue, blocking one or more of our websites, requiring us to restructure our operations or taking other regulatory or enforcement actions against us. The imposition of any of these measures could result in a material adverse effect on our ability to conduct all or any portion of our business operations. In addition, it is unclear what impact the PRC government actions would have on us and on our ability to consolidate the financial results of any of our variable interest entities in our consolidated financial statements, if the PRC government authorities were to find our legal structure and contractual arrangements to be in violation of PRC laws, rules and regulations. If the imposition of any of these government actions causes us to lose our right to direct the activities of any of our material variable interest entities or otherwise separate from any of these entities and if we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to consolidate the financial results of our variable interest entities in our consolidated financial statements. Any of these events would have a material adverse effect on our business, financial condition and results of operations.

Our contractual arrangements may not be as effective in providing control over the variable interest entities as direct ownership.

We rely on contractual arrangements with our variable interest entities to operate part of our Internet businesses in China and other businesses in which foreign investment is restricted or prohibited. For a description of these contractual arrangements, see “Our History and Corporate Structure — Contractual Arrangements among Our Wholly-foreign Owned Enterprises, Variable Interest Entities and the Variable Interest Entity Equity Holders.” These contractual arrangements may not be as effective as direct ownership in providing us with control over our variable interest entities.

If we had direct ownership of the variable interest entities, we would be able to exercise our rights as an equity holder directly to effect changes in the boards of directors of those entities, which could effect changes at the management and operational level. Under our contractual arrangements, we may not be able to directly change the members of the boards of directors of these entities and would have to rely on the variable interest entities and the variable interest entity equity holders to perform their obligations in order to exercise our control over the variable interest entities. The variable interest entity equity holders may have conflicts of interest with us or our shareholders, and they may not act in the best interests of our company or may not perform their obligations under these contracts. For example, our variable interest entities and their respective equity holders could breach their contractual arrangements with us by, among other things, failing to conduct their operations, including maintaining our websites and using our domain names and trademarks which the relevant variable interest entities have exclusive rights to use, in an acceptable manner or taking other actions that are detrimental to our interests. Pursuant to the call option, we may replace the equity holders of the variable interest entities at any time pursuant to the contractual arrangements. However, if any equity holder is uncooperative and any dispute relating to these contracts or the replacement of the equity holders remains unresolved, we will have to enforce our rights under the contractual arrangements through the operations of PRC law and arbitral or judicial agencies, which may be costly and time-consuming and will be subject to uncertainties in the PRC legal system. See “— Any failure by our variable interest entities or their equity holders to perform their obligations under the contractual arrangements would have a material adverse effect on our business, financial condition and results of operations.” Consequently, the contractual arrangements may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership.

Any failure by our variable interest entities or their equity holders to perform their obligations under the contractual arrangements would have a material adverse effect on our business, financial condition and results of operations.

If our variable interest entities or their equity holders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. Although we have entered into call option agreements in relation to each variable interest entity, which provide that we may exercise an option to acquire, or nominate a person to acquire, ownership of the equity in that entity or, in some cases, its assets, to the extent permitted by applicable PRC laws, rules and regulations, the exercise of these call options is subject to the review and approval of the relevant PRC governmental authorities. We have also entered into equity pledge agreements with respect to each variable interest entity to secure certain obligations of such variable interest entity or its equity holders to us under the contractual arrangements. However, the enforcement of such agreements through arbitral or judicial agencies may be costly and time-consuming and will be subject to uncertainties in the PRC legal system. Moreover, our remedies under the equity pledge agreements are primarily intended to help us collect debts owed to us by the variable interest entities or the variable interest entity equity holders under the contractual arrangements and may not help us in acquiring the assets or equity of the variable interest entities.

In addition, although the terms of the contractual arrangements provide that they will be binding on the successors of the variable interest entity equity holders, as those successors are not a party to the agreements, it is uncertain whether the successors in case of the death, bankruptcy or divorce of a variable interest entity equity holder will be subject to or will be willing to honor the obligations of such variable interest entity equity holder under the contractual arrangements. If the relevant variable interest entity or its equity holder (or its successor), as applicable, fails to transfer the shares of the variable interest entity according to the respective call option agreement or equity pledge agreement, we would need to enforce our rights under the call option agreement or equity pledge agreement, which may be costly and time-consuming and may not be successful.

The contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration or court proceedings in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. Moreover, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC law, and as a result it may be difficult to predict how an arbitration panel or court would view such contractual arrangements. As a result, uncertainties in the PRC legal system could limit our ability to enforce the contractual arrangements. Under PRC law, if the losing parties fail to carry out the arbitration awards or court judgments within a prescribed time limit, the prevailing parties may only enforce the arbitration awards or court judgments in PRC courts, which would require additional expense and delay. In the event we are unable to enforce the contractual arrangements, we may not be able to exert effective control over the variable interest entities, and our ability to conduct our business, as well as our financial condition and results of operations, may be materially and adversely affected.

We may lose the ability to use, or otherwise benefit from, the licenses, approvals and assets held by our variable interest entities, which could severely disrupt our business, render us unable to conduct some or all of our business operations and constrain our growth.

Although the significant majority of our revenues are generated, and the significant majority of our operational assets are held, by our wholly-foreign owned enterprises, which are our subsidiaries, our variable interest entities hold licenses and approvals and assets that are necessary for our business operations, as well as equity interests in a series of our portfolio companies, to which foreign investments are typically restricted or prohibited under applicable PRC law. The contractual arrangements contain terms that specifically obligate variable interest entity equity holders to ensure the valid existence of the variable interest entities and restrict the disposal of material assets of the variable interest entities. However, in the event the variable interest entity equity holders breach the terms of these contractual arrangements and voluntarily liquidate our variable interest entities, or any of our variable interest entities declares bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to conduct some or all of our business operations or otherwise benefit from the assets held by the variable interest entities, which could have a material adverse effect on our business, financial condition and results of operations. Furthermore, if any of our variable interest entities undergoes a voluntary or involuntary liquidation proceeding, its equity holders or unrelated third-party creditors may claim rights to some or all of the assets of such variable interest entity, thereby hindering our ability to operate our business as well as constrain our growth.

The equity holders, directors and executive officers of the variable interest entities, as well as our employees who execute other strategic initiatives may have potential conflicts of interest with our company.

PRC laws provide that a director and an executive officer owes a fiduciary duty to the company he or she directs or manages. The directors and executive officers of the variable interest entities, including Jack Ma, our lead founder and executive chairman, must act in good faith and in the best interests of the variable interest entities and must not use their respective positions for personal gain. On the other hand, as a director of our company, Jack has a duty of care and loyalty to our company and to our shareholders as a whole under Cayman Islands law. We control our variable interest entities through contractual arrangements and the business and operations of our variable interest entities are closely integrated with the business and operations of our subsidiaries. Nonetheless, conflicts of interests for these individuals may arise due to dual roles both as directors and executive officers of the variable interest entities and as directors or employees of our company, and may also arise due to dual roles both as variable interest entity equity holders and as directors or employees of our company.

We cannot assure you that these individuals will always act in the best interests of our company should any conflicts of interest arise, or that any conflicts of interest will always be resolved in our favor. We also cannot assure you that these individuals will ensure that the variable interest entities will not breach the existing contractual arrangements. If we cannot resolve any such conflicts of interest or any related disputes, we would have to rely on legal proceedings to resolve these disputes and/or take enforcement action under the contractual arrangements. There is substantial uncertainty as to the outcome of any such legal proceedings. See “— Any failure by our variable interest entities or their equity holders to perform their obligations under the contractual arrangements would have a material and adverse effect on our business, financial condition and results of operations.”

In addition, we entered into a full recourse loan with aggregate principal amount of RMB6.5 billion with Simon Xie, who is one of our founders, a vice president on our China investment team and an equity holder in certain of our variable interest entities, to finance a minority investment in Wasu by a PRC limited partnership. A company controlled by Jack Ma serves as one of the general partners of this PRC limited partnership. Jack’s economic interest is limited to a return of his RMB99,000 capital contribution to the general partner. The proposed financing facilitates our entering into strategic business arrangements with Wasu to pursue our strategy of expanding digital media offerings to our customers. See “Management’s Discussion and Analysis of Financial

Condition and Results of Operations — Recent Investment, Acquisition and Strategic Alliance Activities — Digital Media and Entertainment — Wasu” and “Related Party Transactions — Loan Arrangement with a Related Party.”

We cannot assure you that Jack Ma or Simon Xie will act in our interest given Jack’s ability to control one of the general partners of the PRC limited partnership that is expected to invest in Wasu and Simon’s economic interests as a limited partner of the PRC limited partnership that is expected to invest in Wasu, respectively, nor can we assure you that they will not breach their respective obligations to us as our director and executive officer, in the case of Jack, or as our employee, in the case of Simon, including their respective obligations not to compete with us pursuant to the terms of their employment agreements. Furthermore, there is no assurance that Simon will have sufficient resources to repay the loan in a timely manner or at all. The loan will be collateralized by Simon’s equity interest in the PRC limited partnership and by the shares of Wasu that will be held by such PRC limited partnership, However, if Simon fails to repay the loan, our enforcement of such secured interests could be costly and time-consuming and would be subject to the uncertainties in the PRC legal system.

The contractual arrangements with our variable interest entities may be subject to scrutiny by the PRC tax authorities. Any adjustment of related party transaction pricing could lead to additional taxes, and therefore substantially reduce our consolidated net income and the value of your investment.

The tax regime in China is rapidly evolving and there is significant uncertainty for taxpayers in China as PRC tax laws may be interpreted in significantly different ways. The PRC tax authorities may assert that we or our subsidiaries or the variable interest entities or their equity holders owe and/or are required to pay additional taxes on previous or future revenue or income. In particular, under applicable PRC laws, rules and regulations, arrangements and transactions among related parties, such as the contractual arrangements with our variable interest entities, may be subject to audit or challenge by the PRC tax authorities. If the PRC tax authorities determine that any contractual arrangements were not entered into on an arm’s length basis and therefore constitute a favorable transfer pricing, the PRC tax liabilities of the relevant subsidiaries and/or variable interest entities and/or variable interest entity equity holders could be increased, which could increase our overall tax liabilities. In addition, the PRC tax authorities may impose late payment interest. Our net income may be materially reduced if our tax liabilities increase.

Risks Related to Doing Business in the People’s Republic of China

Changes in the political and economic policies of the PRC government may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.

Most of our operations are conducted in the PRC and substantially all of our revenue is sourced from the PRC. Accordingly, our financial condition and results of operations are affected to a significant extent by economic, political and legal developments in the PRC.

The PRC economy differs from the economies of most developed countries in many respects, including the extent of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth by allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, regulating financial services and institutions and providing preferential treatment to particular industries or companies.

While the PRC economy has experienced significant growth in the past three decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall PRC economy, but may also have a negative effect on us. Our financial condition and results of operation could be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. In addition, the PRC government has implemented in the past certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity, which in turn could lead to a reduction in demand for our services and consequently have a material adverse effect on our businesses, financial condition and results of operations.

There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.

Most of our operations are conducted in the PRC, and are governed by PRC laws, rules and regulations. Our PRC subsidiaries are subject to laws, rules and regulations applicable to foreign investment in China. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws, rules and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investment in China. However, China has not developed a fully integrated legal system, and recently enacted laws, rules and regulations may not sufficiently cover all aspects of economic activities in China or may be subject to significant degrees of interpretation by PRC regulatory agencies. In particular, because these laws, rules and regulations are relatively new, and because of the limited number of published decisions and the nonbinding nature of such decisions, and because the laws, rules and regulations often give the relevant regulator significant discretion in how to enforce them, the interpretation and enforcement of these laws, rules and regulations involve uncertainties and can be inconsistent and unpredictable. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until after the occurrence of the violation.

Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business, financial condition and results of operations.

Any requirement to obtain prior approval under the M&A Rules and/or any other regulations promulgated by relevant PRC regulatory agencies in the future could delay this offering and failure to obtain any such approvals, if required, could have a material adverse effect on our business, operating results and reputation as well as the trading price of our ADSs, and could also create uncertainties for this offering.

On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce, or the MOFCOM, the State-Owned Assets Supervision and Administration Commission, or the SASAC, the State Administration of Taxation, the SAIC, the China Securities Regulatory Commission, or the CSRC, and the State Administration of Foreign Exchange, or SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which came into effect on September 8, 2006 and were amended on June 22, 2009. The M&A Rules include, among other things, provisions that purport to require that an offshore special purpose vehicle formed for the purpose of an overseas listing of securities in a PRC company obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. However, substantial uncertainty remains regarding the scope and applicability of the M&A Rules to offshore special purpose vehicles.

While the application of the M&A Rules remains unclear, we believe, based on the advice of our PRC counsel, Fangda Partners, that the CSRC approval is not required in the context of this offering because our first foreign invested enterprise was established in 1999, long before the adoption of M&A Rules; and we did not acquire any equity interests or assets of a PRC company owned by our controlling shareholders or beneficial owners who are PRC companies or individuals, as defined under the M&A Rules. However, we cannot assure you that the relevant PRC government agencies, including the CSRC, would reach the same conclusion as our PRC counsel. If the CSRC or other PRC regulatory body subsequently determines that we need to obtain the CSRC’s approval for this offering or if the CSRC or any other PRC government authorities promulgates any interpretation or implements rules before our listing that would require us to obtain CSRC or other governmental approvals for this offering, we may face adverse actions or sanctions by the CSRC or other PRC regulatory agencies. In any such event, these regulatory agencies may impose fines and penalties on our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from this offering into the PRC or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as our ability to complete this offering. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of the ADSs offered by this prospectus. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that such settlement and delivery may not occur. See “Regulation — M&A Rules and Overseas Listings.”

PRC regulations regarding acquisitions impose significant regulatory approval and review requirements, which could make it more difficult for us to pursue growth through acquisitions.

Under the PRC Anti-Monopoly Law, companies undertaking acquisitions relating to businesses in China must notify MOFCOM in advance of any transaction where the parties’ revenues in the China market exceed certain thresholds and the buyer would obtain control of, or decisive influence over, the target, while under the M&A Rules, the approval of MOFCOM must be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire domestic companies affiliated with such PRC enterprises or residents. Applicable PRC laws, rules and regulations also require certain merger and acquisition transactions to be subject to security review. Due to the level of our revenues, our proposed acquisition of control of, or decisive influence over, any company with revenues within China of more than RMB400 million in the year prior to any proposed acquisition would be subject to MOFCOM merger control review. As a result of our size, many of the transactions we may undertake could be subject to MOFCOM merger review. Complying with the requirements of the relevant regulations to complete such transactions could be time-consuming, and any required approval processes, including approval from MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share. In addition, MOFCOM has not accepted antitrust filings for any transaction involving parties that adopt a variable interest entity structure. If MOFCOM’s practice remains unchanged, our ability to carry out our investment and acquisition strategy may be materially and adversely affected and there may be significant uncertainty as to whether we will be able to complete large acquisitions in the future in a timely manner or at all.

PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries or limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits.

SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, on July 4, 2014, which replaced the former circular commonly known as “SAFE Circular 75” promulgated by SAFE on October 21, 2005. SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.” SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls.

We have notified substantial beneficial owners of ordinary shares who we know are PRC residents of their filing obligation, and we have periodically filed SAFE Circular 75 reports prior to the promulgation of SAFE Circular 37 on behalf of certain employee shareholders who we know are PRC residents. However, we may not be aware of the identities of all of our beneficial owners who are PRC residents. We do not have control over our beneficial owners and cannot assure you that all of our PRC-resident beneficial owners will comply with SAFE Circular 37 and subsequent implementation rules. The failure of our beneficial owners who are PRC residents to register or amend their SAFE registrations in a timely manner pursuant to SAFE Circular 37 and subsequent implementation rules, or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in SAFE Circular 37 and subsequent implementation rules, may subject such beneficial owners or our PRC subsidiaries to fines and legal sanctions. Furthermore, since SAFE Circular 37 was recently promulgated and it is unclear how this regulation, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant PRC government authorities, we cannot predict how these regulations will affect our business operations or future strategy. Failure to register or comply with relevant requirements may also limit our ability to contribute additional capital to our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to our company. These risks may have a material adverse effect on our business, financial condition and results of operations.

Any failure to comply with PRC regulations regarding our employee equity incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. Our directors, executive officers and other employees who are PRC citizens or who have resided in the PRC for a continuous period of not less than one year and who have been granted restricted shares, RSUs or options may follow SAFE Circular 37 to apply for the foreign exchange registration before our company becomes an overseas listed company. After our company becomes an overseas listed company upon the completion of this offering, we and our directors, executive officers and other employees who are PRC citizens or who have resided in the PRC for a continuous period of not less than one year and who have been granted restricted shares, RSUs or options will be subject to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, issued by SAFE in February 2012, according to which, employees, directors, supervisors and other management members participating in any stock incentive plan of an overseas publicly listed company who are PRC citizens or who are non-PRC citizens residing in China for a continuous period of not less than one year, subject to limited exceptions, are required to register with SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and complete certain other procedures. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit the ability to make payment under our equity incentive plans or receive dividends or sales proceeds related thereto, or our ability to contribute additional capital into our wholly-foreign owned enterprises in China and limit our wholly-foreign owned enterprises’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional equity incentive plans for our directors and employees under PRC law.

In addition, the State Administration for Taxation has issued circulars concerning employee share options or restricted shares. Under these circulars, employees working in the PRC who exercise share options, or whose restricted shares or RSUs vest, will be subject to PRC individual income tax. The PRC subsidiaries of an overseas listed company have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees related to their share options, restricted shares or RSUs. Although we currently withhold income tax from our PRC employees in connection with their exercise of options and the vesting of their restricted shares and RSUs, if the employees fail to pay, or the PRC subsidiaries fail to withhold, their income taxes according to relevant laws, rules and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC government authorities.

We rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries to fund offshore cash and financing requirements.

We are a holding company and rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries and on remittances from the variable interest entities, for our offshore cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, fund inter-company loans, service any debt we may incur outside of China and pay our expenses. The terms of our US$8.0 billion credit facility require us to maintain a minimum level of cash in a debt service reserve account, which will not be available to us to fund any dividends or other distributions. Such minimum amount is based on the amount to make required principal and interest payments that are due within a three-month period, as determined from time to time. As of March 31, 2014, this amount was RMB209 million (US$34 million). When our principal operating subsidiaries or the variable interest entities incur additional debt, the instruments governing the debt may restrict their ability to pay dividends or make other distributions or remittances to us. Furthermore, the laws, rules and regulations applicable to our PRC subsidiaries and certain other subsidiaries permit payments of dividends only out of their retained earnings, if any, determined in accordance with applicable accounting standards and regulations.

Under PRC laws, rules and regulations, each of our subsidiaries incorporated in China is required to set aside a portion of its net income each year to fund certain statutory reserves. These reserves, together with the registered equity, are not distributable as cash dividends. As a result of these laws, rules and regulations, our subsidiaries incorporated in China are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends. In addition, registered share capital and capital reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each operating subsidiary. As of March 31, 2014, these restricted assets totaled RMB18,943 million (US$3,047 million).

Limitations on the ability of the variable interest entities to make remittance to the wholly-foreign owned enterprises to pay dividends to us could limit our ability to access cash generated by the operations of those entities, including to make investments or acquisitions that could be beneficial to our businesses, pay dividends to our shareholders or otherwise fund and conduct our business.

The services conducted by our wholly-foreign owned enterprises might be regarded as a form of online advertising or as part of services requiring an Internet content provider license or other licenses and subjecting us to other laws, rules and regulations as well as increased taxes.

Our pay-for-performance, or P4P, services and other related services are currently not classified as a form of online advertising in China or as part of services requiring an ICP license or other licenses. We conduct our P4P and other related business through our wholly-foreign owned enterprises in the PRC, which are not qualified to operate an online advertising business and do not hold an ICP license. However, we cannot assure you that the PRC government will not classify our P4P and other related services as a form of online advertising or as part of services requiring an ICP license or other licenses in the future. If new regulations characterize our P4P and other related services as a form of online advertising or as part of ICP services requiring an ICP license or other licenses, we may have to conduct our P4P business through the variable interest entities, which are qualified to operate online advertising business and hold ICP or other licenses.

If we conducted our P4P business through the variable interest entities, we may face increased scrutiny from the tax authorities and may incur additional taxes on any services fees paid by the variable interest entities to the wholly-foreign owned enterprises. In addition, advertising services are subject to a cultural construction fee under PRC law, which is a 3% surcharge in addition to the applicable business tax or value-added tax. If our P4P and other related services were to be considered a form of online advertising, our revenue from those services would be subject to the 3% surcharge. If that were to occur, our margins would decline and our net income could be reduced. In addition, the substantial revenue streams attributable to our P4P services would then be derived from variable interest entities and subject to the risks associated with the variable interest entities as well as higher average corporate income tax rates. If the change in classification of our P4P and other related services were to be retroactively applied, we might be subject to sanctions, including payment of delinquent taxes and fines.

Moreover, PRC advertising laws, rules and regulations require advertisers, advertising operators and advertising distributors to ensure that the content of the advertisements they prepare or distribute is fair and accurate and is in full compliance with applicable law. Violation of these laws, rules or regulations may result in penalties, including fines, confiscation of advertising fees, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In circumstances involving serious violations, the PRC government may revoke a violator’s license for operating an advertising business.

In addition, for advertising content related to specific types of products and services, advertisers, advertising operators and advertising distributors must confirm that the advertisers have obtained requisite government approvals, including the advertiser’s operating qualifications, proof of quality inspection of the advertised products, government pre-approval of the contents of the advertisement and filing with the local authorities. If we become subject to PRC advertising laws, we would need to take steps to monitor, and to ensure that our third-party marketing affiliates monitor, the content of any advertisements displayed on our platforms. This could require considerable resources and time, and could significantly affect the operation of our business, while also subjecting us to increased liability under the relevant laws, rules and regulations. The costs associated with complying with such laws, rules and regulations, including any penalties or fines for our failure to so comply if required, could have a material adverse effect on our business, financial condition and results of operations. Any change in the classification of our P4P and other related services by the PRC government may also significantly disrupt our operations and materially and adversely affect our business and prospects.

We may be treated as a resident enterprise for PRC tax purposes under the PRC Enterprise Income Tax Law, and we may therefore be subject to PRC income tax on our global income.

Under the PRC Enterprise Income Tax Law and its implementing rules, both of which came into effect on January 1, 2008, enterprises established under the laws of jurisdictions outside of China with “de facto management bodies” located in China may be considered PRC tax resident enterprises for tax purposes and may be subject to the PRC enterprise income tax at the rate of 25% on their global income. “De facto management body” refers to a managing body that exercises substantive and overall management and control over the production and business, personnel, accounting books and assets of an enterprise. The State Administration of Taxation issued the Notice Regarding the Determination of Chinese-Controlled Offshore-Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises, not those controlled by foreign enterprises or individuals, the determining criteria set forth in Circular 82 may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises. Currently, we generate only a small portion of our revenues offshore. However, if this proportion were to increase and if we were to be considered a PRC resident enterprise, we would be subject to PRC enterprise income tax at the rate of 25% on our global income. In such case, our profitability and cash flow may be materially reduced as a result of our global income being taxed under the Enterprise Income Tax Law. We believe that none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.”

Dividends payable to our foreign investors and gains on the sale of our ADSs or ordinary shares by our foreign investors may become subject to PRC tax law.

Under the Enterprise Income Tax Law and its implementation regulations issued by the State Council, a 10% PRC withholding tax is applicable to dividends payable to investors that are non-resident enterprises, which do not have an establishment or place of business in the PRC or which have such establishment or place of business but the dividends are not effectively connected with such establishment or place of business, to the extent such dividends are derived from sources within the PRC. Similarly, any gain realized on the transfer of ADSs or ordinary shares by such investors is also subject to PRC tax at a current rate of 10%, subject to any reduction or exemption set forth in relevant tax treaties, if such gain is regarded as income derived from sources within the PRC. If we are deemed a PRC resident enterprise, dividends paid on our ordinary shares or ADSs, and any gain realized from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and would as a result be subject to PRC taxation. See “Regulation — Regulations on Tax.” Furthermore, if we are deemed a PRC resident enterprise, dividends payable to individual investors who are non-PRC residents and any gain realized on the transfer of ADSs or ordinary shares by such investors may be subject to PRC tax at a current rate of 20%, subject to any reduction or exemption set forth in applicable tax treaties. It is unclear whether if we or any of our subsidiaries established outside China are considered a PRC resident enterprise, holders of our ADSs or ordinary shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. If dividends payable to our non-PRC investors, or gains from the transfer of our ADSs or ordinary shares by such investors are subject to PRC tax, the value of your investment in our ADSs or ordinary shares may decline significantly.

Discontinuation of preferential tax treatments we currently enjoy or other unfavorable changes in tax law could result in additional compliance obligations and costs.

Operating in the high-technology and software industry, a number of our China operating entities enjoy various types of preferential tax treatment according to the prevailing PRC tax laws. Our PRC subsidiaries may, if they meet the relevant requirements, qualify for three main types of preferential treatment, which are high and new technology enterprises specially supported by the PRC, software enterprises and key software enterprises within the scope of the PRC national plan.

For a qualified high and new technology enterprise, the applicable enterprise income tax rate is 15%. The high and new technology enterprise qualification is re-assessed by the relevant authorities every three years. Moreover, a qualified software enterprise is entitled to a tax holiday consisting of a two-year tax exemption beginning with the first profit-making calendar year and a 50% tax reduction for the subsequent three years. The software enterprise qualification is subject to an annual assessment. For a qualified key software enterprise within the scope of the PRC national plan, the applicable enterprise income tax rate for a calendar year is 10%. The key software enterprise qualification is subject to an assessment every two years. Our effective tax rate in fiscal year 2014 was 11.9%. The discontinuation of any of the various types of preferential tax treatment we enjoy could materially and adversely affect our results of operations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operation — Taxation — People’s Republic of China Taxation.”

We and our shareholders face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or Circular 698, issued by the State Administration of Taxation, on

December 10, 2009 with retroactive effect from January 1, 2008, where a non-resident enterprise conducts an “indirect transfer” by transferring the equity interests of a PRC resident enterprise indirectly via disposing of the equity interests of an overseas holding company, and such overseas holding company is located in a tax jurisdiction that: (1) has an effective tax rate less than 12.5%; or (2) does not tax foreign income of its residents, the non-resident enterprise, being the transferor, shall report to the relevant tax authority of the PRC resident enterprise such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, currently at a rate of 10%. Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction. Circular 698 currently does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange.

There is uncertainty as to the application of Circular 698. For example, while the term “indirect transfer” is not clearly defined, it is understood that the relevant PRC tax authorities have jurisdiction regarding requests for information over a wide range of foreign entities having no direct contact with China. The relevant authority has not yet promulgated any formal provisions or formally declared or stated how to calculate the effective tax rates in foreign tax jurisdictions, and the process and format of the reporting of an indirect transfer to the relevant tax authority of the PRC resident enterprise. In addition, there have not been any formal declarations with regard to how to determine whether a foreign investor has adopted an abusive arrangement in order to avoid PRC tax. Circular 698 may be determined by the tax authorities to be applicable to our offshore restructuring transactions or sale of the shares of our offshore subsidiaries where non-resident enterprises, being the transferors, were involved. The PRC tax authorities may pursue such non-resident enterprises with respect to a filing regarding the transactions and request our PRC subsidiaries to assist in the filing. As a result, we and our non-resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed under Circular 698, and may be required to expend valuable resources to comply with Circular 698 or to establish that we and our non-resident enterprises should not be taxed under Circular 698, for our previous and future restructuring or disposal of shares of our offshore subsidiaries, which may have a material adverse effect on our financial condition and results of operations.

Restrictions on currency exchange may limit our ability to utilize our revenue effectively.

Substantially all of our revenue is denominated in Renminbi. The Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans, including loans we may secure from our onshore subsidiaries or variable interest entities. Currently, our PRC subsidiaries, which are wholly-foreign owned enterprises, may purchase foreign currency for settlement of “current account transactions,” including payment of dividends to us, without the approval of SAFE by complying with certain procedural requirements. However, the relevant PRC governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions. Since a significant amount of our future revenue will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize revenue generated in Renminbi to fund our business activities outside of the PRC or pay dividends in foreign currencies to our shareholders, including holders of our ADSs. Foreign exchange transactions under the capital account remain subject to limitations and require approvals from, or registration with, SAFE and other relevant PRC governmental authorities. This could affect our ability to obtain foreign currency through debt or equity financing for our subsidiaries and the variable interest entities.

Fluctuations in exchange rates could result in foreign currency exchange losses and could materially reduce the value of your investment.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the PRC government has allowed the RMB to appreciate slowly against the U.S. dollar again, and it has appreciated more than 10% since June 2010. In April 2012, the PRC government announced that it would allow more RMB exchange rate fluctuation. However, it remains unclear how this announcement might be implemented. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in greater fluctuation of the Renminbi against the U.S. dollar. Substantially all of our revenues and costs are denominated in Renminbi, and a significant portion of our financial assets are also denominated in Renminbi while a significant portion of our debt is denominated in U.S. dollars. We are a holding company and we rely on dividends paid by our operating subsidiaries in China for our cash needs. Any significant revaluation of the Renminbi may materially reduce any dividends payable on, our ADSs in U.S. dollars. To the extent that we need to convert U.S. dollars we receive from this offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount we would receive.

The audit report included in this prospectus is prepared by auditors who are not inspected fully by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

As an auditor of companies that are publicly traded in the United States and a firm registered with the Public Company Accounting Oversight Board, or PCAOB, PricewaterhouseCoopers is required under the laws of the United States to undergo regular inspections by the PCAOB. However, because we have substantial operations within the People’s Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese government authorities, our auditor and its audit work is not currently inspected fully by the PCAOB.

Inspections of other auditors conducted by the PCAOB outside of China have at times identified deficiencies in those auditors’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB inspections of audit work undertaken in China prevents the PCAOB from regularly evaluating our auditor’s audits and its quality control procedures. As a result, shareholders may be deprived of the benefits of PCAOB inspections, and may lose confidence in our reported financial information and procedures and the quality of our financial statements.

Proceedings instituted by the SEC against five PRC-based accounting firms, including the affiliate of our independent registered public accounting firm, and/or any related adverse regulatory development in the PRC, could result in our financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act.

In late 2012, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the mainland Chinese affiliates of the “big four” accounting firms, including the affiliate of our auditor, and also against Dahua, the former BDO affiliate in China. The Rule 102(e) proceedings initiated by the SEC relate to the failure of these firms to produce documents, including audit work papers, in response to the request of the SEC pursuant to Section 106 of the Sarbanes-Oxley Act of 2002, as the auditors located in China are not in a position lawfully to produce documents directly to the SEC because of restrictions under PRC law and specific directives issued by the CSRC. The issues raised by the proceedings are not specific to the Chinese affiliate of our auditor or to us, but potentially affect equally all PCAOB-registered audit firms based in China and all businesses based in China (or with substantial operations in China) with securities listed in the United States. In addition, auditors based outside of China are subject to similar restrictions under PRC law and CSRC directives in respect of audit work that is carried out in China which supports the audit opinions issued on financial statements of entities with substantial China operations.

In January 2014, the administrative judge reached an initial decision that the China-based affiliates of the “big four” accounting firms should be barred from practicing before the SEC for a period of six months. However, it is currently not possible to determine the ultimate outcome of this matter as the accounting firms have filed a petition for review of the initial decision and pending that review the effect of the initial decision is suspended. It will, therefore, be for the commissioners of the SEC to make a legally binding order specifying the sanctions if any to be placed on these audit firms.

The accounting firms can further appeal the decision of the commissioners of the SEC to the U.S. Federal courts, in which case the effect of the order may be further suspended pending the outcome of the further appeal. If the affiliate of our independent registered public accounting firm were denied, temporarily, the ability to practice before the SEC, we would need to consider with our Hong Kong based auditor the alternate support arrangements they would need in their audit of our operations in China. In addition, in May 2014, PRC Ministry of Finance proposed certain draft regulations that would require auditors based outside of China, including our independent registered public accounting firm, to cooperate with mainland Chinese auditors with requisite qualifications in order to conduct audit work for mainland Chinese companies and overseas-registered companies with operating entities in mainland China. Since the proposed regulations are in draft form and the interpretation, application or enforcement of such proposed regulations is uncertain. However, if the proposed regulations were to be adopted in their current form, our independent registered public accounting firm may need to establish appropriate arrangements with mainland Chinese auditors in order to continue to audit our financial statements, which may be difficult in light of the SEC’s administrative proceedings described above. If our auditor were unable to have alternate support or cooperation arrangements or otherwise were unable to address issues related to the production of documents pursuant to Section 106 of the Sarbanes–Oxley Act of 2002 or any adverse regulatory development in the PRC, and we were unable to timely find another independent registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined to not be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to delisting of our ADSs from the New York Stock Exchange or deregistration from the SEC, or both. Moreover, any negative news about the proceedings against these audit firms may adversely affect investor confidence in companies with substantial mainland China based operations listed in the U.S. All these would materially and adversely affect the market price of our ADSs and substantially reduce or effectively terminate the trading of our ADSs in the United States.

Risks Related to our ADSs and this Offering

An active public trading market for our ADSs and ordinary shares may not develop and the ADSs may trade below the public offering price.

Prior to this offering, there has been no public market for our ADSs or ordinary shares underlying the ADSs. We have applied to have our ADSs listed on the New York Stock Exchange. However, a liquid public market for our ADSs may not develop. If an active trading market for our ADSs does not develop after this offering, the market price and liquidity of our ADSs may be materially and adversely affected. The public offering price for our ADSs has been determined by negotiation among us and the underwriters based upon several factors, and the price at which our ADSs trade after this offering may decline below the public offering price. Investors in our ADSs may experience a significant decrease in the value of their ADSs regardless of our operating performance or prospects.

The trading prices of our ADSs is likely to be volatile, which could result in substantial losses to you.

The trading price of our ADSs is likely to be volatile and could fluctuate widely in response to a variety of factors, many of which are beyond our control. In addition, the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States may affect the volatility in the price of and trading volumes for our ADSs. Some of these companies have experienced significant volatility, including significant price declines after their initial public offerings. The trading performances of these PRC companies’ securities at the time of or after their offerings may affect the overall investor sentiment towards other PRC companies listed in the United States and consequently may impact the trading performance of our ADSs. In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for specific business reasons, including:

•	variations in our results of operations;

•	announcements about our earnings that are not in line with analyst expectations, the risk of which is enhanced because it is our policy not to give guidance on earnings;

•	publication of operating or industry metrics, such as GMV, by third parties, including government statistical agencies, that differ from expectations of industry or financial analysts;

•	changes in financial estimates by securities research analysts;

•	announcements made by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures or capital commitments;

•	press reports, whether or not true, about our business;

•	changes in pricing made by us or our competitors;

•	conditions in the online retail market;

•	additions to or departures of our management;

•	fluctuations of exchange rates between the Renminbi and the U.S. dollar;

•	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs;

•	sales or perceived potential sales of additional ordinary shares or ADSs;

•	changes or developments in the PRC or global regulatory environment; and

•	the outcome of proceedings recently instituted by the SEC against five PRC-based accounting firms, including the affiliate of our independent registered public accounting firm.

Any of these factors may result in large and sudden changes in the volume and trading price of our ADSs. In the past, following periods of volatility in the market price of a company’s securities, shareholders have often instituted securities class action litigation against that company. If we were involved in a class action suit, it could divert the attention of management, and, if adversely determined, have a material adverse effect on our financial condition and results of operations.

Substantial future sales or perceived potential sales of our ADSs, ordinary shares or other equity securities in the public market could cause the price of our ADSs to decline significantly.

Sales of our ADSs, ordinary shares or other equity securities in the public market after this offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline significantly. Upon completion of this offering, we will have              ordinary shares outstanding, including              ordinary shares represented by ADSs, assuming the underwriters do not exercise their option to purchase additional shares, of which              of our ordinary shares, representing             % of our outstanding ordinary shares, will not be subject to a lock-up agreement. All ADSs representing our ordinary shares sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or additional registration under the U.S. Securities Act of 1933, as amended, or the Securities Act. The ordinary shares outstanding after this offering will be available for sale, upon the expiration of the             -day lock-up period beginning from the date of this prospectus (if applicable to such holder), subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. Any or all of these shares may be released prior to the expiration of the lock-up period at the discretion of one of the designated representatives. To the extent shares are released before the expiration of the lock-up period and sold into the market, the market price of our ADSs could decline significantly.

Certain major holders of our ordinary shares will have the right to cause us to register under the Securities Act the sale of their shares, subject to the             -day lock-up period in connection with this offering. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of our ADSs to decline significantly.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our ADSs and trading volume could decline.

It is our policy not to offer guidance on earnings. The trading market for our ADSs will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades our ADSs or publishes inaccurate or unfavorable research about our business, the market price for our ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our ADSs to decline significantly.

As a foreign private issuer, we are permitted to, and we will, rely on exemptions from certain New York Stock Exchange corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of our ordinary shares and the ADSs.

We are exempted from certain corporate governance requirements of the New York Stock Exchange by virtue of being a foreign private issuer. We are required to provide a brief description of the significant differences between our corporate governance practices and the corporate governance practices required to be followed by domestic U.S. companies listed on the New York Stock Exchange. The standards applicable to us are considerably different than the standards applied to domestic U.S. issuers. For instance, we are not required to:

•	have a majority of the board be independent (although all of the members of the audit committee must be independent under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act);

•	have a compensation committee or a nominating or corporate governance committee consisting entirely of independent directors;

•	have regularly scheduled executive sessions with only independent directors;

•	have executive sessions of solely independent directors each year; or

•	adopt and disclose a code of ethics for directors, officers and employees.

We have relied on and intend to continue to rely on some of these exemptions. As a result, you may not be provided with the benefits of certain corporate governance requirements of the New York Stock Exchange.

As a foreign private issuer, we are exempt from certain disclosure requirements under the Exchange Act, which may afford less protection to our shareholders than they would enjoy if we were a domestic U.S. company.

As a foreign private issuer, we are exempt from, among other things, the rules prescribing the furnishing and content of proxy statements under the Exchange Act. In addition, our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit and recovery provisions contained in Section 16 of the Exchange Act. We are also not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic U.S. companies with securities registered under the Exchange Act. As a result, our shareholders may be afforded less protection than they would under the Exchange Act rules applicable to domestic U.S. companies.

If and when permitted by law, we may conduct a public offering and listing of our shares in China, which may result in increased regulatory scrutiny and compliance costs as well as increased fluctuations in the prices of our ordinary shares and ADSs listed in overseas markets.

Although not currently allowed under PRC law, if and when permitted by law, we may conduct a public offering and listing of our shares on a stock exchange in China in the future. We have not set a specific timetable or decided on any specific form for an offering in China. The precise timing of the offering and listing of our shares in China would depend on a number of factors, including relevant regulatory developments and market conditions. If we complete a public offering in China, we would become subject to the applicable laws, rules and regulations governing public companies listed in China, in addition to the various laws, rules and regulations that we will be subject to in the United States following the completion of this offering. The listing and trading of our securities in multiple jurisdictions and multiple markets may lead to increased compliance costs for us, and we may face the risk of significant intervention by regulatory authorities in these jurisdictions and markets.

In addition, under current PRC laws, rules and regulations, our ordinary shares will not be interchangeable or fungible with any shares we may decide to list on a PRC stock exchange, and there is no trading or settlement between these markets in the United States and mainland China. Furthermore, these two markets have different trading characteristics and investor bases, including different levels of retail and institutional participation. As a result of these differences, the trading prices of our ADSs, accounting for the share-to-ADS ratio, may not be the same as the trading prices of any shares we may decide to list on a PRC stock exchange. The issuance of a separate class of shares and fluctuations in its trading price may also lead to increased volatility in, and may otherwise materially decrease, the prices of our ordinary shares and ADSs.

As the public offering price is substantially higher than our net tangible book value per ordinary share, you will incur immediate and substantial dilution.

If you purchase ADSs in this offering, you will pay more for your ADSs than the amount paid by existing shareholders for their ordinary shares on a per ADS basis. As a result, you will experience immediate and substantial dilution of approximately US$             per ADS (assuming no exercise of outstanding options to acquire ordinary shares and no exercise of the underwriters’ option to purchase additional ADSs), representing the difference between our pro forma net tangible book value per ADS as of             , after giving effect to this offering, and the assumed public offering price of US$             per ADS (which is the midpoint of the estimated public offering price range set forth on the cover of this prospectus). In addition, you will experience further dilution to the extent that our ordinary shares are issued upon the exercise of share options. All of the ordinary shares issuable upon the exercise of currently outstanding share options will be issued at a purchase price on a per ADS basis that is less than the public offering price per ADS in this offering. See “Dilution” for a more complete description of how the value of your investment in our ADSs will be diluted upon the completion of this offering.

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited because we are incorporated under Cayman Islands law, we conduct substantially all of our operations in China and most of our directors and all of our executive officers reside outside the United States.

We are incorporated in the Cayman Islands and conduct substantially all of our operations in China through our wholly-foreign owned enterprises and the variable interest entities. Most of our directors and all of our executive officers reside outside the United States and a substantial portion of their assets are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the Cayman Islands or in China in the event that you believe that your rights have been infringed under the securities laws of the United States or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States or China, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. For more information regarding the relevant laws of the Cayman Islands and China, see “Enforcement of Civil Liabilities.”

Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and by the Companies Law (2013 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against us and our directors, actions by minority shareholders and the fiduciary responsibilities of our directors are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which provides persuasive, but not binding, authority in a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States and provides significantly less protection to investors. In addition, shareholders in Cayman Islands companies may not have standing to initiate a shareholder derivative action in U.S. federal courts.

As a result, our public shareholders may have more difficulty in protecting their interests through actions against us, our management, our directors or our major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

Your voting rights as a holder of our ADSs are limited by the terms of the deposit agreement.

You may exercise your voting rights with respect to the ordinary shares underlying your ADSs only in accordance with the provisions of the deposit agreement. Upon receipt of voting instructions from you in the manner set forth in the deposit agreement, the depositary for our ADSs will endeavor to vote your underlying ordinary shares in accordance with these instructions. Under our articles of association, the minimum notice period required for convening a general meeting is ten days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your ordinary shares to allow you to cast your vote with respect to any specific matter at the meeting. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but you may not receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ordinary shares are not voted as you requested.

The depositary for our ADSs will give us a discretionary proxy to vote our ordinary shares underlying your ADSs if you do not vote at shareholders’ meetings, except in limited circumstances, which could adversely affect your interests.

Under the deposit agreement for our ADSs, the depositary will give us a discretionary proxy to vote our ordinary shares underlying your ADSs at shareholders’ meetings if you do not give voting instructions to the depositary, unless:

•	we have failed to timely provide the depositary with our notice of meeting and related voting materials;

•	we have instructed the depositary that we do not wish a discretionary proxy to be given;

•	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

•	a matter to be voted on at the meeting would have a material adverse impact on shareholders; or

•	voting at the meeting is made on a show of hands.

The effect of this discretionary proxy is that, if you fail to give voting instructions to the depositary, you cannot prevent our ordinary shares underlying your ADSs from being voted, absent the situations described above, and it may make it more difficult for shareholders to influence our management. Holders of our ordinary shares are not subject to this discretionary proxy.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

You may not receive distributions on our ordinary shares or any value for them if it is illegal or impractical to make them available to you.

The depositary of our ADSs has agreed to pay you the cash dividends or other distributions it or the custodian for our ADSs receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of our ordinary shares that your ADSs represent. However, the depositary is not responsible for making such payments or distributions if it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed pursuant to an applicable exemption from registration. The depositary is not responsible for making a distribution available to any holders of ADSs if any government approval or registration required for such distribution cannot be obtained after reasonable efforts made by the depositary. We have no obligation to take any other action to permit the distribution of our ADSs, ordinary shares, rights or anything else to holders of our ADSs. This means that you may not receive the distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may materially reduce the value of your ADSs.

The requirements of being a public company may strain our resources and distract our management.

Following the completion of this offering, we will be required to comply with various regulatory and reporting requirements, including those required by the SEC. Complying with these reporting and other regulatory requirements will be time-consuming and will result in increased costs to us, either or both of which could have a negative effect on our business, financial condition and results of operations.

As a public company, we will be subject to the reporting requirements of the Exchange Act and the requirements of the Sarbanes-Oxley Act. These requirements may place a strain on our systems and resources. The Exchange Act requires that we file annual and current reports with respect to our business and financial performance. The Sarbanes-Oxley Act requires that we maintain disclosure controls and procedures and internal control over financial reporting. To improve the effectiveness of our disclosure controls and procedures and our internal control over financing reporting, we will need to commit significant resources, hire additional staff and provide additional management oversight. We will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. These activities may divert management’s attention from other business concerns and we will incur significant legal, accounting and other expenses that we did not have as a private company prior to this offering, which could have a material adverse effect on our business, financial condition and results of operations.

We may become a passive foreign investment company, which could result in adverse United States federal income tax consequences to United States investors.

Based on the projected composition of our income and valuation of our assets, including goodwill, we do not expect to be a passive foreign investment company, or PFIC, for our current taxable year, and we do not expect to become one in the future, although there can be no assurance in this regard. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, we will be classified as a PFIC for United States federal income tax purposes if either: (1) 75% or more of our gross income in a taxable year is passive income, or (2) the average percentage of our assets by value in a taxable year which produce or are held for the production of passive income (which includes cash) is at least 50%. The calculation of the value of our assets will be based, in part, on the quarterly market value of our ADSs, which is subject to change. See “Taxation — Material United States Federal Income Tax Considerations — Passive Foreign Investment Company.”

Although we do not expect to be a PFIC, it is not entirely clear how the contractual arrangements between us and our variable interest entities will be treated for purposes of the PFIC rules. If it were determined that we do not own the stock of our variable interest entities for United States federal income tax purposes (for instance, because the relevant PRC authorities do not respect these arrangements), we may be treated as a PFIC. See “Taxation — Material United States Federal Income Tax Considerations — Passive Foreign Investment Company.”

If we were or were to become a PFIC, such characterization could result in adverse United States federal income tax consequences to you if you are a United States investor. For example, if we are a PFIC, our United States investors will become subject to increased tax liabilities under United States federal income tax laws and regulations and will become subject to burdensome reporting requirements. We cannot assure you that we will not be a PFIC for our current taxable year or any future taxable year. See “Taxation — Material United States Federal Income Tax Considerations — Passive Foreign Investment Company.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties, including statements based on our current expectations, assumptions, estimates and projections about us, our industry and the regulatory environment in which we and companies integral to our ecosystem operate. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The forward-looking statements included in this prospectus relate to, among others:

•	our growth strategies;

•	our future business development, financial condition and results of operations;

•	trends in online and mobile commerce, both globally and in the PRC;

•	competition in our industry;

•	fluctuations in general economic and business conditions in China;

•	expected changes in our revenues and certain cost and expense items and our operating margins;

•	the regulatory environment in which we and companies integral to our ecosystem operate;

•	our proposed use of proceeds from this offering; and

•	assumptions underlying or related to any of the foregoing.

The global and PRC Internet, retail, wholesale, online and mobile commerce, cloud computing and data industries market may not grow at the rates projected by market data, or at all. The failure of these industries or markets to grow at the projected rates may have a material adverse effect on our business, financial condition and results of operations and the market price of our ADSs. If any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we have referred to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

OPERATING METRICS

The amount of GMV, mobile GMV, the number of active buyers, active sellers, the number of mobile monthly active users, the number of paying members on our wholesale marketplaces, among others, presented in this prospectus are based on internal company data and we use certain of these numbers in managing our business. These amounts and numbers are based on what we believe to be reasonable estimates for the applicable period of measurement, and we take steps to improve their accuracy, such as eliminating known false or suspicious transactions and accounts. There are inherent challenges in measuring transactions conducted across large online and mobile populations. In particular:

•	our metric for GMV on our China retail marketplaces includes shipping charges paid by buyers to sellers and excludes vehicle and property transactions with list prices exceeding RMB500,000 (US$80,432) and any other products or services with list prices above RMB100,000 (US$16,086), as well as transactions conducted by buyers who make purchases exceeding RMB1,000,000 (US$160,865) in the aggregate in a single day, and does not take into account how, or whether, the buyer and seller settle the transaction;

•	for our metric for active buyers, although we are able to eliminate, and do not double count, buyers who use the same account to make purchases across several of our marketplaces, if an individual sets up different accounts with us, we will count each such account that makes purchases in our active buyer metrics as we are unable to prevent or accurately track such behavior;

•	for our metric for active sellers, each seller account represents one storefront, and sellers may maintain more than one storefront;

•	in counting the number of active buyers and active sellers, we do not take into account whether or not the buyers and sellers settle the transactions;

•	we base our mobile GMV statistics on orders confirmed using our mobile apps or through our mobile WAP websites. Buyers using mobile devices may access our websites through non-mobile version of a website, and accordingly, our mobile GMV statistics may not reflect such transactions. In addition, buyers could visit our marketplaces using a mobile WAP website through a personal computer, and accordingly, those transactions would be counted within our mobile GMV metric; and

•	in calculating our mobile MAUs, we only count unique mobile devices used to access our marketplaces through our mobile apps, and do not count mobile devices used to access our marketplaces through mobile WAPs.

We do not believe these factors materially affect the utility of our metrics.

We regularly review and may adjust our processes for calculating these metrics to improve their accuracy. In addition, our calculation methodology for these metrics may differ from the calculations published by third parties due to differences in methodology. In addition, we may be required by laws or regulations to submit reports on certain of our operating metrics, including GMV, to the relevant government authorities or statistical agencies. The regulators in China may require that the metrics we report to them be prepared on a standardized basis across all industry participants in China. As a result any aggregated industry data by the relevant government authorities or statistical agencies may present information at times, or in a manner, that differs from the periodic metrics we intend to publish.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately US$             million after deducting estimated underwriting discounts and commissions and the estimated offering expenses payable by us and based upon an assumed initial offering price of US$             per ADS (the mid-point of the estimated public offering price range shown on the cover page of this prospectus). A US$1.00 increase (decrease) in the assumed initial public offering price of US$             per ADS would increase (decrease) the net proceeds to us from this offering by US$             million, after deducting the estimated underwriting discounts and commissions and estimated aggregate offering expenses payable by us and assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus. We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.

We plan to use the net proceeds we will receive from this offering for general corporate purposes.

Pending the use of net proceeds from this offering described above, we intend to invest our net proceeds in short-term, interest bearing, debt instruments or bank deposits. We currently intend to use the net proceeds from this offering outside of China, and do not expect to transfer such funds into China. However, should we determine to transfer a portion or all of the net proceeds from the offering into China, such transfer would need to be conducted in accordance with the applicable procedures and restrictions. As an offshore holding company, we must satisfy applicable PRC government registrations and approval requirements to fund the capital expenditures or working capital of our PRC subsidiaries and variable interest entities. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all. Due to PRC legal restrictions on loans in foreign currencies extended to any PRC domestic companies, and because our variable interest entities are generally able to conduct business with revenues generated from their own daily operations, we do not intend to finance the activities of our PRC subsidiaries or our variable interest entities with the net proceeds we will receive from this offering.

DIVIDEND POLICY

Since our inception, we have not declared or paid any dividends on our ordinary shares. We have no present plan to pay any dividends on our ordinary shares in the foreseeable future. We intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Any future determination to pay dividends will be made at the discretion of our board of directors and may be based on a number of factors, including our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

We are a holding company incorporated in the Cayman Islands. In order for us to distribute any dividends to our shareholders and ADS holders, we rely on dividends distributed by our PRC subsidiaries. Dividend distributions from our PRC subsidiaries to us are subject to PRC taxes, such as withholding tax. In addition, regulations in the PRC currently permit payment of dividends of a PRC company only out of accumulated distributable after-tax profits as determined in accordance with its articles of association and the accounting standards and regulations in China. See “Risk Factors — Risks Related to Doing Business in the People’s Republic of China — We rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries to fund offshore cash and financing requirements.”

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2014 presented on:

•	an actual basis;

•	a pro forma basis to reflect the automatic conversion of all our outstanding convertible preference shares into 91,243,243 of our ordinary shares concurrently with the completion of this offering; and

•	a pro forma as adjusted basis to give effect to (i) the automatic conversion of all our outstanding convertible preference shares into 91,243,243 of our ordinary shares concurrently with the completion of this offering and (ii) the issuance and sale of the ordinary shares in the form of ADSs by us in this offering at an assumed initial public offering price of US$ per ADS, the mid-point of the estimated public offering price range shown on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and assuming no exercise of the underwriters’ option to purchase additional ADSs.

The pro forma and pro forma as adjusted information below is illustrative only and our capitalization following the completion of this offering is subject to adjustment based on the initial public offering price of our ADSs and other terms of this offering determined at pricing. You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of March 31, 2014
	Actual		Pro forma		Pro forma as adjusted(1)
	RMB	US$	RMB	US$	RMB	US$
	(in millions, except for share and per share data)
Long term debt
Non-current bank borrowings	30,711	4,940	30,711	4,940

Total long term debt	30,711	4,940	30,711	4,940

Mezzanine equity
Convertible preference shares, US$0.000025 par value; 2,600,000 shares authorized; 1,688,000 shares issued and outstanding	10,284	1,654	—	—	—	—
Others	117	19	117	19

Total mezzanine equity	10,401	1,673	117	19

Alibaba Group Holding Limited shareholders’ equity
Ordinary shares, US$0.000025 par value;(1) 2,797,400,000 shares authorized; 2,226,810,660 shares issued and outstanding; pro forma 2,318,053,903 shares issued and outstanding; pro forma, as adjusted shares issued and outstanding	1	—	1	—
Additional paid-in capital(2)	27,043	4,350	37,327	6,004
Treasury shares at cost	—	—	—	—
Subscription receivables	(540)	(87)	(540)	(87)
Statutory reserves	2,474	398	2,474	398
Accumulated other comprehensive income
Cumulative translation adjustments	(1,144)	(184)	(1,144)	(184)
Unrealized gain on available-for-sale investment securities, interest rate swap and others	321	52	321	52
Retained earnings	1,183	190	1,183	190

Total Alibaba Group Holding Limited shareholders’ equity	29,338	4,719	39,622	6,373

Total capitalization	70,450	11,332	70,450	11,332

(1)	Assumes that the underwriters do not exercise their option to purchase additional ADSs.
(2)	A US$1.00 increase or decrease in the assumed initial public offering price of US$ per share, the midpoint of the range set forth on the cover page of this prospectus, would increase or decrease each of additional paid-in capital, total Alibaba Group Holding Limited shareholders’ equity and total capitalization by US$ .

The table above excludes 9,485,873 issued but unvested restricted shares as of March 31, 2014, which for accounting purposes are not considered issued. In addition, the table above excludes the following shares:

•	53,960,029 ordinary shares issuable upon the exercise of outstanding options to purchase ordinary shares outstanding as of March 31, 2014;

•	44,438,668 ordinary shares subject to unvested RSUs as of March 31, 2014; and

•	an additional 74,854,310 ordinary shares reserved for future issuance under our equity incentive plans.

DILUTION

If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares and holders of our series A convertible preference shares which will automatically convert into our ordinary shares concurrently with the completion of this offering.

Our net tangible book value as of             , 2014 was approximately US$             million, or US$             per ordinary share as of that date, and US$             per ADS. Net tangible book value represents the amount of our total consolidated assets, less the amount of our intangible assets, goodwill, total consolidated liabilities and mezzanine equity. Pro forma net tangible book value per ordinary share is calculated after giving effect to the automatic conversion of all of our issued and outstanding convertible preference shares. Pro forma as adjusted net tangible book value per ordinary share is calculated after giving effect to the automatic conversion of all our issued and outstanding convertible preference shares and the issuance of ordinary shares in the form of ADS by us in this offering. Dilution is determined by subtracting pro forma as adjusted net tangible book value per ordinary share from the public offering price per ordinary share.

Without taking into account any other changes in net tangible book value after                      2014, other than to give effect to (i) the automatic conversion of all of our issued and outstanding convertible preference shares into 91,243,243 of our ordinary shares concurrently with the completion of this offering and (ii) the issuance and sale by us of              ordinary shares in the form of ADSs in this offering at an assumed initial public offering price of US$             per ADS (the midpoint of the estimated initial public offering price range shown on the cover page of this prospectus) after deduction of the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2013 would have been US$             million, or US$             per outstanding ordinary share and US$             per ADS. This represents an immediate increase in net tangible book value of US$             per ordinary share and US$             per ADS to the existing shareholders and an immediate dilution in net tangible book value of US$             per ordinary share and US$             per ADS to investors purchasing ADSs in this offering. The following table illustrates such dilution:

	Per ordinary share	Per ADS
Actual net tangible book value per share as of 2014
Pro forma net tangible book value per share after giving effect to the automatic conversion of all of our issued and outstanding convertible preference shares into ordinary shares

Pro forma as adjusted net tangible book value per share after giving effect to (i) the automatic conversion of all of our issued and outstanding convertible preference shares into ordinary shares and (ii) the issuance of ordinary shares in the form of ADSs in this offering

Assumed initial public offering price
Dilution in net tangible book value per share to new investors in the offering

A US$1.00 increase (decrease) in the assumed public offering price of US$             per ADS (the midpoint of the estimated initial public offering price range shown on the cover page of this prospectus) would increase (decrease) our pro forma net tangible book value after giving effect to the offering by US$             million, the pro forma net tangible book value per ordinary share and per ADS after giving effect to the automatic conversion of our series A convertible preference shares and this offering by US$             per ordinary share and US$             per ADS and the dilution in pro forma net tangible book value per ordinary share and per ADS to new investors in this offering by US$             per ordinary share and US$             per ADS, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, on a pro forma basis as of                      2014, the differences between existing shareholders, including holders of our series A convertible preference shares, and new investors with respect to the number of ordinary shares (in the form of ADSs or shares) purchased from us, the total consideration paid and the average price per ordinary share/ADS paid before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The total number of ordinary shares does not include ordinary shares underlying the ADSs issuable upon the exercise of the option to purchase additional ADSs granted to the underwriters.

	Ordinary shares purchased		Total consideration		Average price per ordinary share equivalent	Average price per ADS equivalent
	Number	Percent	Amount	Percent
Existing shareholders
New investors

Total		100%		100%

The pro forma information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

The discussion and tables above exclude 9,485,873 issued but unvested restricted shares as of March 31, 2014, which for accounting purposes are not considered issued. In addition, the discussion and tables above exclude the following shares:

•	53,960,029 ordinary shares issuable upon the exercise of outstanding options to purchase ordinary shares outstanding as of March 31, 2014;

•	44,438,668 ordinary shares subject to unvested RSUs as of March 31, 2014; and

•	an additional 74,854,310 ordinary shares reserved for future issuance under our equity incentive plans.

See “Our Executive Officers — Equity Incentive Plans.” To the extent that any of these options are exercised or RSUs became vested, there will be further dilution to new investors.

EXCHANGE RATE INFORMATION

Most of our revenues and expenses are denominated in Renminbi. This prospectus contains translations of Renminbi amounts into U.S. dollars at specific rates. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this prospectus were made at a rate of RMB6.2164 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on March 31, 2014. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, at the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On August 8, 2014, the noon buying rate was RMB6.1557 to US$1.00.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this prospectus or will use in the preparation of our periodic reports or any other information to be provided to you. The exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board.

	Noon buying rate
Period	Period end	Average(1)	Low	High
	(RMB per US$1.00)
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
2014
February	6.1448	6.0816	6.1448	6.0591
March	6.2164	6.1729	6.2273	6.1183
April	6.2591	6.2246	6.2591	6.1966
May	6.2471	6.2380	6.2591	6.2255
June	6.2036	6.2306	6.2548	6.2036
July	6.1737	6.1984	6.2115	6.1712
August (through August 8)	6.1557	6.1680	6.1793	6.1557

Source: Federal Reserve Statistical Release

(1)	Annual averages are calculated using the average of the rates on the last business day of each month during the relevant year. Monthly averages are calculated using the average of the daily rates during the relevant month.

ENFORCEMENT OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands corporation, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands have a less developed body of securities laws that provide significantly less protection to investors as compared to the securities laws of the United States. In addition, Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Substantially all of our assets are located in China. In addition, most of our directors and officers are residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or our directors and officers, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed Corporation Service Company, located at 1180 Avenue of the Americas, Suite 210, New York, New York 10036 as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any state in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

Maples and Calder, our counsel as to Cayman Islands law, and Fangda Partners, our counsel as to PRC law, have respectively advised us that there is uncertainty as to whether the courts of the Cayman Islands or the PRC would, respectively, (1) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (2) entertain original actions brought in the Cayman Islands or the PRC against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States. Furthermore, Maples and Calder and Fangda Partners have advised us that, as of the date of this prospectus, no treaty or other form of reciprocity exists between the Cayman Islands and China governing the recognition and enforcement of judgments.

Maples and Calder has informed us that the uncertainty with regard to Cayman Islands law relates to whether a judgment obtained from the United States or PRC courts under civil liability provisions of the securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. If such a determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman company. As the courts of the Cayman Islands have yet to rule on whether such judgments are penal or punitive in nature, it is uncertain whether they would be enforceable in the Cayman Islands.

Maples and Calder has further advised us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States or China, a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) is given by a foreign court of competent jurisdiction, (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (c) is final, (d) is not in respect of taxes, a fine or a penalty and (e) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

Fangda Partners has advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedure Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedure Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. Fangda Partners has advised us further that under PRC law, courts in the PRC will not recognize or enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or social public interest. As there exists no treaty or other form of reciprocity between China and the United States governing the recognition and enforcement of judgments as of the date of this prospectus, including those predicated upon the liability provisions of the United States federal securities laws, there is uncertainty whether and on what basis a PRC court would enforce judgments rendered by United States courts. In addition, because there is no treaty or other form of reciprocity between the Cayman Islands and China governing the recognition and enforcement of judgments as of the date of this prospectus, there is further uncertainty as to whether and on what basis a PRC court would enforce judgments rendered by a Cayman Islands court.

OUR HISTORY AND CORPORATE STRUCTURE

Our Major Corporate Milestones

We have a demonstrated track record of successful organic business creation and growth, as evidenced by the following description of our major corporate milestones:

Year and China Internet Population*

1999 — 9mm

- Alibaba founded in Jack Ma's apartment in Hangzhou
- Alibaba.com launched
- 1688.com (formerly known as Alibaba.com.cn) launched

2003 — 80mm

- Taobao Marketplace launched

2004 — 94mm

- Aliwangwang instant messenger launched on Taobao Marketplace
- Alipay launched

2007 — 210mm

- Alimama monetization platform launched
- Taobao Marketplace started to monetize

2008 — 298mm

- Tmall launched

2009 — 384mm

- Alibaba Cloud Computing founded

2010 — 457mm

- Juhuasuan launched
- AliExpress launched
- Mobile Taobao App launched

2011 — 513mm

- Alipay separated from our company

2013 — 618mm

- Singles Day promotion recorded GMV settled through Alipay of RMB36.2 billion (US$5.8 billion)

*Source for China Internet Population: CNNIC

Our 18 founders first gathered in Jack Ma’s apartment in Hangzhou in 1999 and founded Alibaba.com. Our founders and management would go on to launch a number of our core businesses from that apartment, including Alibaba.com.cn (now known as 1688.com), Taobao Marketplace and Alimama, meeting in the same spirit of partnership and with the same goal: to make it easy to do business anywhere.

We began operations in 1999 with Alibaba.com, an English-language marketplace for global trade. We founded Alibaba.com to help small exporters engaged in manufacturing and trading, primarily located in China, to reach global buyers. In 1999, we also launched a Chinese-language wholesale marketplace for domestic China trade among small businesses, now called 1688.com. This domestic platform has since evolved into a wholesale channel for merchants doing business on our retail marketplaces to source products.

In 2003, we established Taobao Marketplace as a free platform for buyers to explore and discover products and for sellers to establish a low-cost online presence. According to iResearch, Taobao Marketplace was the number one consumer-to-consumer, or C2C, marketplace in terms of gross merchandise volume in China in 2013.

In 2004, we established Alipay to address the issue of trust between buyers and sellers online. Buyers were unwilling to effect payment before receiving and inspecting their purchases, and sellers were unwilling to ship the products until they were assured that payment was forthcoming. This lack of trust posed a stifling challenge for the development of online commerce in China. Alipay introduced its escrow service as a solution to this problem. Since 2011, we no longer control or have an ownership interest in Alipay, although we continue to participate in some of the economic benefits of Alipay through contractual arrangements. We have entered into contractual arrangements with Alipay through which we are able to facilitate the provision of payment and escrow services for our customers. See “Related Party Transactions — Agreements and Transactions Related to Small and Micro Financial Services Company and its Subsidiaries.” In 2013, Alipay was the largest online third-party payment services provider in China by total payment volume, according to iResearch.

In 2004, we also launched Aliwangwang, a personal computer-based instant messenger that facilitates text, audio and video communication between buyers and sellers, on Taobao Marketplace.

In 2007, we launched Alimama, our online marketing technology platform that offers sellers on our marketplaces online marketing services for both personal computers and mobile devices. Alimama also offers our sellers these marketing services through third-parties through the Taobao Affiliate Network, which we believe is the largest online marketing affiliate network in China in terms of revenue shared with our affiliates. In 2007, we also started to monetize our Taobao Marketplace through P4P marketing services and display marketing.

In 2008, we launched Tmall as we recognized that Chinese consumers had developed an increased demand for branded products and a premium online shopping experience.

In 2009, we established Alibaba Cloud Computing to handle the traffic volume generated and data management needs resulting from the substantial scale of transactions and data on our platform. Today, Alibaba Cloud Computing addresses the data management needs of our company and companies integral to our ecosystem, including Alipay, and at the same time generates third party revenue from sellers doing business on our marketplaces as well as other businesses and entrepreneurs who have cloud computing needs, and gives our sellers the computing power and scalability to handle spikes in transaction volume such as during our Singles Day promotion.

In 2010, we launched AliExpress, our global consumer marketplace that enables exporters in China to reach and directly transact with consumers around the world. Also in 2010, we launched Juhuasuan, our group buying marketplace that offers quality products at discounted prices by aggregating demand from consumer groups, mainly through flash sales which make products available for a limited period of time. In 2010, we also launched our Mobile Taobao App, which has been the most popular mobile commerce app in China by MAUs every month since August 2012, according to iResearch.

On November 11, 2013, our Singles Day promotion generated GMV settled through Alipay of RMB36.2 billion (US$5.8 billion) on our China retail marketplaces within a 24-hour period.

Our History with SoftBank and Yahoo

In 2000, a group of investors led by SoftBank invested US$20 million in our company. In 2003, we established a joint venture with SoftBank for the development of the predecessor entity of Taobao Marketplace. Through a series of investments totaling US$50 million, SoftBank subscribed for shares in the Taobao predecessor entity. In 2003, SoftBank purchased US$30 million in our convertible notes, which SoftBank subsequently converted into our ordinary shares.

In 2005, Yahoo completed a strategic investment in our company which resulted in Yahoo owning approximately 40% of our company on a fully-diluted basis at that time. In connection with the consummation of the strategic investment, Yahoo invested a total of US$1,000 million in cash and contributed Yahoo China to Alibaba Group. Specifically, Yahoo purchased US$570 million in ordinary shares from certain shareholders and US$70 million in newly issued ordinary shares from us. In conjunction with the strategic investment, Yahoo also purchased a portion of SoftBank’s shares in the Taobao predecessor entity for an aggregate amount of US$360 million, which Yahoo subsequently exchanged for our ordinary shares. In connection with these transactions, SoftBank exchanged its remaining stake in the Taobao predecessor entity for our ordinary shares and reinvested US$180 million in convertible bonds in our company which were subsequently converted into our ordinary shares.

In 2012, we entered into a share repurchase agreement with Yahoo pursuant to which we repurchased 523 million of our shares from Yahoo for US$7,082 million, and we restructured the Yahoo TIPLA for a lump sum payment to Yahoo of US$550 million. In the same transaction, we entered into an agreement that requires Yahoo, in connection with a qualified initial public offering of our shares (such as this offering), at our election, to either sell to us or include in such qualified initial public offering, an additional 261.5 million of our ordinary shares, which we later amended to 208 million shares. We entered into the share repurchase arrangements with Yahoo to enable Yahoo to carry out a multi-stage divestiture of its holdings in our ordinary shares over time, balancing near-term liquidity with the opportunity to participate in the potential value appreciation of our company, while also providing us with a degree of certainty and predictability in managing such divestiture and related transition. In addition, the repurchase and cancellation of these ordinary shares provided accretion in the percentage ownership of all remaining shareholders. In connection with Yahoo’s proposed staged exit from its investment in our company, we and Yahoo also negotiated an amendment to the Yahoo TIPLA which gave us a transitional license to continue to operate Yahoo! China under the Yahoo brand for up to four years.

Our Corporate Structure

Alibaba Group Holding Limited is a Cayman Islands holding company established on June 28, 1999, and we conduct our business in China through our subsidiaries and variable interest entities.

Our significant subsidiaries, as that term is defined under Section 1-02 of Regulation S-X under the Securities Act, consist of the following entities:

•	Taobao Holding Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands, which is our wholly-owned subsidiary and the indirect holding company of the PRC subsidiaries relating to our Taobao Marketplace and Tmall platform.

•	Taobao China Holding Limited, a Hong Kong limited liability company, which is the direct wholly-owned subsidiary of Taobao Holding Limited and the direct holding company of the PRC subsidiaries relating to our Taobao Marketplace and Tmall platform and operating entity for the overseas business of our Taobao Marketplace and Tmall Global.

•	Taobao (China) Software Co., Ltd., a limited liability company incorporated under the laws of the PRC, which is an indirect subsidiary of Taobao Holding Limited and a wholly-foreign owned enterprise, and provides software and technology services for our Taobao Marketplace.

•	Zhejiang Tmall Technology Co., Ltd., a limited liability company incorporated under the laws of the PRC, which is an indirect subsidiary of Taobao Holding Limited and a wholly-foreign owned enterprise, and provides software and technology services for our Tmall platform.

•	Alibaba.com Limited, an exempted company incorporated with limited liability under the laws of Cayman Islands, which is our wholly-owned subsidiary and the indirect holding company of the PRC subsidiaries relating to our Alibaba.com, 1688.com and AliExpress businesses.

•	Alibaba.com Investment Holding Limited, a company incorporated with limited liability under the laws of the British Virgin Islands, which is the direct wholly-owned subsidiary of Alibaba.com Limited and a lower level holding company of the PRC subsidiaries relating to our Alibaba.com, 1688.com and AliExpress businesses.

•	Alibaba Investment Limited, a company incorporated with limited liability under the laws of the British Virgin Islands, which is our wholly-owned subsidiary and the principal holding company for our strategic investments.

Contractual Arrangements among Our Wholly-foreign Owned Enterprises, Variable Interest Entities and the Variable Interest Entity Equity Holders

Due to PRC legal restrictions on foreign ownership and investment in, among other areas, value-added telecommunications services, which include the operations of Internet content providers, or ICPs, we, similar to all other entities with foreign-incorporated holding company structures operating in our industry in China, operate our Internet businesses and other businesses in which foreign investment is restricted or prohibited in the PRC through wholly-foreign owned enterprises, majority-owned entities and variable interest entities. The relevant variable interest entities, which are incorporated in the PRC and 100% owned by PRC citizens or by PRC entities owned by PRC citizens, where applicable, hold the ICP licenses and other regulated licenses and operate our Internet businesses and other businesses in which foreign investment is restricted or prohibited. Specifically, our variable interest entities that are material to our business are Zhejiang Taobao Network Co., Ltd., Zhejiang Tmall Network Co., Ltd., Hangzhou Alibaba Advertising Co., Ltd., Hangzhou Ali Technology Co. Ltd. and Alibaba Cloud Computing Ltd. Each of these variable interest entities other than Zhejiang Taobao Network Co., Ltd. is 80%-owned by Jack Ma, our lead founder, executive chairman and one of our principal shareholders, and 20%-owned by Simon Xie, one of our founders and a vice president on our China investment team. Zhejiang Taobao Network Co., Ltd. is 90%-owned by Jack Ma and 10%-owned by Simon Xie. We have entered into certain contractual arrangements, as described in more detail below, which collectively enable us to exercise effective control over the variable interest entities and realize substantially all of the economic risks and benefits arising from, the variable interest entities. As a result, we include the financial results of each of the variable interest entities in our consolidated financial statements in accordance with U.S. GAAP as if they were our wholly-owned subsidiaries.

Other than the ICP licenses and other licenses and approvals for businesses in which foreign ownership is restricted or prohibited held by our variable interest entities, we hold our material assets in, and conduct our material operations through, our wholly-foreign owned and majority-owned enterprises, which primarily provide technology and other services to our customers. We generate the significant majority of our revenue directly through our wholly-foreign owned enterprises, which directly capture the profits and associated cash flow from operations without having to rely on contractual arrangements to transfer such cash flow from the variable interest entities to the wholly-foreign owned enterprises.

The following diagram is a simplified illustration of the ownership structure and contractual arrangements that we typically have in place for our variable interest entities:

The following is a summary of the common contractual arrangements that provide us with effective control of our material variable interest entities and that enable us to receive substantially all of the economic benefits from their operations.

Contracts that give us effective control of the variable interest entities

Loan Agreements. Pursuant to the relevant loan agreement, the respective wholly-foreign owned enterprise has granted an interest-free loan to the relevant variable interest entity equity holders, which may only be used for the purpose of a capital contribution to the relevant variable interest entity or as may be otherwise agreed by the wholly-foreign owned enterprise. The wholly-foreign owned enterprise may require acceleration of repayment at its absolute discretion. When the variable interest entity equity holders make early repayment of the outstanding amount, the wholly-foreign owned enterprise or a third party designated by it may purchase the equity interests in the variable interest entity at a price equal to the outstanding amount of the loan, subject to any applicable PRC laws, rules and regulations. The variable interest entity equity holders undertake not to enter into any prohibited transactions in relation to the variable interest entity, including the transfer of any business, material assets, intellectual property rights or equity interests in the variable interest entity to any third party. The parties to the loan agreement for each of our material variable interest entities are Jack Ma and Simon Xie on the one hand, and Taobao (China) Software Co., Ltd., Zhejiang Tmall Technology Co., Ltd., Alibaba (China) Technology Co., Ltd., Hangzhou Alimama Technology Co., Ltd. and Alisoft (Shanghai) Co., Ltd., the respective wholly-foreign owned enterprise on the other hand.

Exclusive Call Option Agreements. The variable interest entity equity holders have granted the wholly-foreign owned enterprise an exclusive call option to purchase their equity interest in the variable interest entity at an exercise price equal to the higher of (i) the registered capital in the variable interest entity; and (ii) the minimum price as permitted by applicable PRC laws. Each relevant variable interest entity has further granted the relevant wholly-foreign owned enterprise an exclusive call option to purchase its assets at an exercise price equal to the book value of the assets or the minimum price as permitted by applicable PRC law, whichever is higher. The wholly-foreign owned enterprise may nominate another entity or individual to purchase the equity interest or assets, if applicable, under the call options. Each call option is exercisable subject to the condition that applicable PRC laws, rules and regulations do not prohibit completion of the transfer of the equity interest or assets pursuant to the call option. Each wholly-foreign owned enterprise is entitled to all dividends and other distributions declared by the variable interest entity, and the variable interest entity equity holders have agreed to give up their rights to receive any distributions or proceeds from the disposal of their equity interests in the variable interest entity which are in excess of the original registered capital that they contributed to the variable interest entity, and to pay any such distributions or premium to the wholly-foreign owned enterprise. The exclusive call option agreements remain in effect until the equity interest or assets that are the subject of such agreements are transferred to the wholly-foreign owned enterprise. The parties to the exclusive call option agreement for each of our material variable interest entities are Jack Ma and Simon Xie as the variable interest entity equity holders, the relevant variable interest entity and its corresponding wholly-foreign owned enterprise.

Proxy Agreements. Pursuant to the relevant Proxy Agreement, each of the variable interest entity equity holders irrevocably authorizes any person designated by the wholly-foreign owned enterprise to exercise his rights as an equity holder of the variable interest entity, including the right to attend and vote at equity holders’ meetings and appoint directors. The parties to the proxy agreement for each of our material variable interest entities are Jack Ma and Simon Xie as the variable interest entity equity holders, the relevant variable interest entity and its corresponding wholly-foreign owned enterprise.

Equity Pledge Agreements. Pursuant to the relevant equity pledge agreement, the relevant variable interest entity equity holders have pledged all of their interests in the equity of the variable interest entity as a continuing first priority security interest in favor of the wholly-foreign owned enterprise to secure the outstanding amounts advanced under the relevant loan agreements described above and to secure the performance of obligations by the variable interest entity and/or its equity holders under the other structure contracts. Each wholly-foreign owned enterprise is entitled to exercise its right to dispose of the variable interest entity equity holders’ pledged interests in the equity of the variable interest entity and has priority in receiving payment by the application of proceeds from the auction or sale of such pledged interests, in the event of any breach or default under the loan agreement or other structure contracts, if applicable. These equity pledge agreements remain in force for the duration of the relevant loan agreement and other structure contracts. The parties to the equity pledge agreement for each of our material variable interest entities are Jack Ma and Simon Xie as the variable interest entity equity holders, the relevant variable interest entity and its corresponding wholly-foreign owned enterprise. All of the equity pledges relating to our material variable interest entities have been registered with the relevant office of the Administration for Industry and Commerce in China.

Contracts that enable us to receive substantially all of the economic benefits from the variable interest entities

Exclusive Technical Services Agreements. Each relevant variable interest entity has entered into an exclusive technical services agreement with the respective wholly-foreign owned enterprise, pursuant to which the relevant wholly-foreign owned enterprise provides exclusive technical services to the variable interest entity. In exchange, the variable interest entity pays a service fee to the wholly-foreign owned enterprise which typically amount to what would be substantially all of the variable interest entity’s pre-tax profit (absent the service fee), resulting in a transfer of substantially all of the profits from the variable interest entity to the wholly-foreign owned enterprise.

The exclusive call option agreements described above also entitle the wholly-foreign owned enterprise to all dividends and other distributions declared by the variable interest entity and to any distributions or proceeds from the disposal by the variable interest entity equity holders of their equity interests in the variable interest entity that are in excess of the original registered capital that they contributed to the variable interest entity.

In the opinion of Fangda Partners, our PRC legal counsel:

•	the ownership structures of our material wholly-foreign owned enterprises and our material variable interest entities in China, both currently and immediately after giving effect to this offering, do not and will not violate any applicable PRC law, regulation, or rule currently in effect; and

•	the contractual arrangements between our material wholly-foreign owned enterprises, our material variable interest entities and the variable interest entity equity holders governed by PRC laws are valid, binding and enforceable in accordance with their terms and applicable PRC laws, rules, and regulations currently in effect, and will not violate any applicable PRC law, regulation, or rule currently in effect.

However, we have been further advised by our PRC legal counsel, Fangda Partners, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, rules and regulations. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the opinion of our PRC legal counsel. We have been further advised by our PRC legal counsel that if the PRC government finds that the agreements that establish the structure for operating our Internet-based business do not comply with PRC government restrictions on foreign investment in the aforesaid business we engage in, we could be subject to severe penalties including being prohibited from continuing operations. See “Risk Factors — Risks Related to Our Corporate Structure.”

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

The selected consolidated statements of operations data for the years ended March 31, 2012, 2013 and 2014, and the selected consolidated balance sheet data as of March 31, 2012, 2013 and 2014 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our financial statements have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. Our selected consolidated statements of operations data for the years ended March 31, 2010 and 2011 and the selected consolidated balance sheet data as of March 31, 2010 and 2011 have been derived from our unaudited consolidated financial statements not included in this prospectus.

The following selected consolidated financial data for the periods and as of the dates indicated are qualified by reference to and should be read in conjunction with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” both of which are included elsewhere in this prospectus.

Our historical results for any prior period do not necessarily indicate our results to be expected for any future period.

Consolidated Statements of Operations Data:

	Year ended March 31,
	2010(1)	2011(1)	2012	2013	2014
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions, except per share data)
Revenue
China commerce	3,716	7,665	15,637	29,167	45,132	7,260
International commerce	2,620	3,433	3,765	4,160	4,851	780
Cloud computing and Internet infrastructure	144	425	515	650	773	124
Others	190	380	108	540	1,748	282

Total	6,670	11,903	20,025	34,517	52,504	8,446
Cost of revenue	(1,634)	(3,497)	(6,554)	(9,719)	(13,369)	(2,151)
Product development expenses	(1,135)	(2,062)	(2,897)	(3,753)	(5,093)	(819)
Sales and marketing expenses	(2,335)	(3,154)	(3,058)	(3,613)	(4,545)	(731)
General and administrative expenses(2)	(1,000)	(1,724)	(2,211)	(2,889)	(4,218)	(678)
Amortization of intangible assets	(131)	(144)	(155)	(130)	(315)	(51)
Impairment of goodwill and intangible assets	(1,308)	—	(135)	(175)	(44)	(7)
Yahoo TIPLA amendment payment(3)	—	—	—	(3,487)	—	—

Income (loss) from operations	(873)	1,322	5,015	10,751	24,920	4,009
Interest and investment income, net	384	549	258	39	1,648	265
Interest expense	—	(4)	(68)	(1,572)	(2,195)	(353)
Other income, net	200	68	327	894	2,429	390

Income (loss) before income tax and share of results of equity investees	(289)	1,935	5,532	10,112	26,802	4,311
Income tax expenses	(181)	(327)	(842)	(1,457)	(3,196)	(514)
Share of results of equity investees	(33)	—	(25)	(6)	(203)	(33)

Net income (loss)	(503)	1,608	4,665	8,649	23,403	3,764
Net income (loss) attributable to noncontrolling interests	(299)	(425)	(437)	(117)	(88)	(14)

Net income (loss) attributable to Alibaba Group Holding Limited	(802)	1,183	4,228	8,532	23,315	3,750
Accretion of convertible preference shares	—	—	—	(17)	(31)	(5)
Dividends accrued on convertible preference shares	—	—	—	(111)	(208)	(33)

Net income (loss) attributable to ordinary shareholders	(802)	1,183	4,228	8,404	23,076	3,712

	Year ended March 31,
	2010(1)	2011(1)	2012	2013	2014
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions, except per share data)
Earnings (loss) per share attributable to ordinary shareholders:
Basic	(0.34)	0.49	1.71	3.66	10.61	1.71
Diluted	(0.34)	0.48	1.67	3.57	10.00	1.61

Pro forma earnings per share attributable to ordinary shareholders:(4)
Basic					10.29	1.66
Diluted					10.00	1.61

Supplemental information(5):
Adjusted EBITDA	1,390	3,009	7,274	16,607	30,731	4,943
Adjusted net income	1,291	2,778	6,452	13,869	27,610	4,440
Free cash flow	2,280	4,881	8,752	19,745	32,269	5,190

(1)	Financial results of Alipay were consolidated into our financial statements prior to the year ended March 31, 2012. Due to regulatory requirements relating to payment service providers in China, our relationship with Alipay was restructured. See “Related Party Transactions” for more details. Since then, as we do not have any ownership interest in, or control over, Alipay, the financial results of Alipay have not been included in our consolidated financial statements starting from the end of fiscal year 2011.
(2)	In fiscal year 2014, these expenses included an equity-settled donation expense of RMB1,269 million (US$204 million) relating to the grant of options to purchase 50,000,000 of our ordinary shares to a non-profit organization designated by Jack Ma and Joe Tsai.
(3)	We entered into the Yahoo TIPLA in October 2005, pursuant to which we pay royalty fees to Yahoo. We and Yahoo amended the existing TIPLA in September 2012, pursuant to which we made a lump sum payment in the amount of US$550 million.
(4)	Pro forma earnings per share attributable to ordinary shareholders is calculated as if our convertible preference shares had been converted into ordinary shares at the beginning of the period, or when the convertible preference shares were issued, if later.
(5)	See “— Non-GAAP Measures” below.

Non-GAAP Measures

We use the non-GAAP financial measures of adjusted EBITDA, adjusted net income and free cash flow in evaluating our operating results and for financial and operational decision-making purposes.

We believe that adjusted EBITDA and adjusted net income help identify underlying trends in our business that could otherwise be distorted by the effect of the expenses that we exclude in adjusted EBITDA and adjusted net income. We believe that adjusted EBITDA and adjusted net income provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

We consider free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by our business that can be used for strategic corporate transactions, including investing in our new business initiatives, making strategic investments and acquisitions and strengthening our balance sheet. We use free cash flow to manage our business, make planning decisions, evaluate our performance and allocate resources. A limitation of the utility of free cash flow as a measure of financial performance is that it does not represent the total increase or decrease in our cash balance for a reporting period.

Adjusted EBITDA, adjusted net income and free cash flow should not be considered in isolation or construed as an alternative to net income, cash flows or any other measure of performance or as an indicator of our operating performance. Adjusted EBITDA, adjusted net income and free cash flow presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data.

Adjusted EBITDA represents income (loss) from operations (which excludes interest and investment income, net, interest expense, other income, net, income tax expenses and share of results of equity investees) before (i) certain non-cash expenses, consisting of share-based compensation expense, amortization of intangible assets, depreciation and impairment of goodwill and intangible assets as well as (ii) one-time expense items consisting of the Yahoo TIPLA amendment payment and an equity-settled donation expense that we do not believe are reflective of our core operating performance during the period presented.

Adjusted net income represents net income (loss) before share-based compensation expenses, amortization of intangible assets, impairment of goodwill, intangible assets and investments, gain (loss) on deemed disposals/disposals of investments, and one-time expense items consisting of the Yahoo TIPLA amendment payment and an equity-settled donation expense.

Free cash flow represents net cash provided by operating activities as presented in our consolidated cash flow statement less purchases of property and equipment (excluding acquisition of land use rights for, and construction of, our office campuses in China) and intangible assets, adjusted for changes in loan receivables relating to micro loans of our SME loan business and the Yahoo TIPLA amendment payment. We present the adjustment for changes in loan receivables because such receivables are reflected under cash flow from operating activities, whereas the secured borrowings and other bank borrowings used to finance them are reflected under cash flows from financing activities, and accordingly, the adjustment is made to show cash flows from operating activities net of the effect of changes in loan receivables.

The table below sets forth a reconciliation of our income (loss) from operations to adjusted EBITDA for the periods indicated:

	Year ended March 31,
	2010	2011	2012	2013	2014
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions)
Income (loss) from operations	(873)	1,322	5,015	10,751	24,920	4,009
Add: Share-based compensation expense	362	932	1,254	1,259	2,844	457
Add: Amortization of intangible assets	131	144	155	130	315	51
Add: Depreciation and amortization of property and equipment and land use rights	462	611	715	805	1,339	215
Add: Impairment of goodwill and intangible assets	1,308	—	135	175	44	7
Add: Yahoo TIPLA amendment payment	—	—	—	3,487	—	—
Add: Equity-settled donation expense	—	—	—	—	1,269	204

Adjusted EBITDA	1,390	3,009	7,274	16,607	30,731	4,943

The following table sets forth a reconciliation of our net income (loss) to adjusted net income for the periods indicated:

	Year ended March 31,
	2010	2011	2012	2013	2014
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions)
Net income (loss)	(503)	1,608	4,665	8,649	23,403	3,764
Add: Share-based compensation expense	362	932	1,254	1,259	2,844	457
Add: Amortization of intangible assets	131	144	155	130	315	51
Add: Impairment of goodwill, intangible assets and investments	1,308	—	399	420	163	26
Add: (Gain) loss on deemed disposals/disposals of investments	(7)	94	(21)	(76)	(384)	(62)
Add: Yahoo TIPLA amendment payment	—	—	—	3,487	—	—
Add: Equity-settled donation expense	—	—	—	—	1,269	204

Adjusted net income	1,291	2,778	6,452	13,869	27,610	4,440

The following table sets forth a reconciliation of net cash provided by operating activities to free cash flow for the periods indicated:

	Year ended March 31,
	2010	2011	2012	2013	2014
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions)
Net cash provided by operating activities	2,989	5,914	9,275	14,476	26,379	4,242
Less: Purchase of property and equipment and intangible assets (excluding land use rights and construction in progress)	(709)	(1,033)	(749)	(1,046)	(3,285)	(528)
Add: Changes in loan receivables, net	—	—	226	2,828	9,175	1,476
Add: Yahoo TIPLA amendment payment	—	—	—	3,487	—	—

Free cash flow	2,280	4,881	8,752	19,745	32,269	5,190

Consolidated Balance Sheet Data:

	As of March 31,
	2010	2011	2012	2013	2014
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions, except for share data)
Cash and cash equivalents and short-term investments(1)	14,643	15,940	21,744	32,686	43,632	7,019
Investment securities and investment in equity investees(2)	2,250	3,933	2,483	2,426	22,131	3,560
Property and equipment, net	1,666	1,905	2,463	3,808	5,581	898
Goodwill and intangible assets	11,518	11,846	11,791	11,628	13,699	2,204
Total assets	41,707	37,830	47,210	63,786	111,549	17,944
Current bank borrowings	—	807	1,283	3,350	1,100	177
Secured borrowings	—	—	—	2,098	9,264	1,490
Redeemable preference shares	—	—	—	5,191	—	—
Non-current bank borrowings	—	—	—	22,462	30,711	4,940
Total liabilities	15,208	9,413	12,797	52,740	70,731	11,378
Convertible preference shares	—	—	—	10,447	10,284	1,654
Total Alibaba Group Holding Limited shareholders’ equity (deficits)	24,583	26,052	31,488	(24)	29,338	4,719
Total equity(3)	26,493	28,402	34,383	513	30,417	4,893
Number of outstanding ordinary shares	2,421,257,567	2,435,156,669	2,491,952,201	2,160,220,739	2,193,810,660	2,193,810,660

(1)	Includes both cash and cash equivalents and short-term investments, which primarily comprise fixed deposits with original maturities of between three months and one year.
(2)	Includes both current and non-current investment securities and investment in equity investees.
(3)	The decrease from March 31, 2012 to March 31, 2013 was primarily due to the repurchase of our ordinary shares from Yahoo in September 2012 and the privatization of Alibaba.com, partially offset by the issuance of ordinary shares to finance the repurchase.

Selected Operating Data

GMV

The following chart sets forth the GMV transacted on our China retail marketplaces and mobile GMV as a percentage of GMV for the periods indicated:

	Three months ended
	Jun. 30, 2011	Sep. 30, 2011	Dec. 31, 2011	Mar. 31, 2012	Jun. 30, 2012	Sep. 30, 2012	Dec. 31, 2012	Mar. 31, 2013	Jun. 30, 2013	Sep. 30, 2013	Dec. 31, 2013	Mar. 31, 2014
GMV (in billions of RMB)(1)
Taobao Marketplace GMV	114	119	172	145	167	179	255	223	257	275	346	295
Tmall GMV	17	22	41	33	42	49	91	71	88	99	183	135
Total GMV	131	141	213	178	209	228	346	294	345	374	529	430
Mobile GMV (as a percentage of total GMV)	1.4%	1.7%	2.5%	3.8%	4.6%	5.6%	7.4%	10.7%	12.0%	14.7%	19.7%	27.4%

(1)	GMV generated from traffic through Juhuasuan is recorded as either Taobao Marketplace GMV or Tmall GMV depending on which of these two marketplaces the transaction is completed. GMV generated from traffic through Juhuasuan was RMB58.2 billion (US$9.4 billion) in fiscal year 2014.

Active buyers

The following chart sets forth the number of active buyers on our China retail marketplaces for the periods indicated:

	Twelve months ended
	Jun. 30, 2011	Sep. 30, 2011	Dec. 31, 2011	Mar. 31, 2012	Jun. 30, 2012	Sep. 30, 2012	Dec. 31, 2012	Mar. 31, 2013	Jun. 30, 2013	Sep. 30, 2013	Dec. 31, 2013	Mar. 31, 2014
Active buyers (in millions)	98	102	114	123	133	145	160	172	185	202	231	255

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the sections entitled “Summary Consolidated Financial and Operating Data” and “Selected Consolidated Financial and Operating Data” and our audited and unaudited consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that are subject to known and unknown risks and uncertainties. Actual results and the timing of events may differ significantly from those expressed or implied in such forward-looking statements due to a number of factors, including those set forth in the sections entitled “Risk Factors” and “Special Note Regarding Forward-Looking Statements” and elsewhere in this prospectus. We have prepared our financial statements in accordance with U.S. GAAP. Our fiscal year ends on March 31 and references to fiscal years 2012, 2013 and 2014 are to the fiscal years ended March 31, 2012, 2013 and 2014, respectively.

Overview

We are the largest online and mobile commerce company in the world in terms of gross merchandise volume in 2013, according to the IDC GMV Report. We operate our marketplaces as a platform for third parties, and we do not engage in direct sales, compete with our merchants or hold inventory. We operate Taobao Marketplace, China’s largest online shopping destination, Tmall, China’s largest third-party platform for brands and retailers, in each case in terms of gross merchandise volume, and Juhuasuan, China’s most popular group buying marketplace by its monthly active users, in each case in 2013 according to iResearch. These three marketplaces, which comprise our China retail marketplaces, generated a combined GMV of RMB1,678 billion (US$270 billion) from 255 million active buyers and 8 million active sellers in fiscal year 2014. In addition to our three China retail marketplaces, we operate Alibaba.com, China’s largest global wholesale marketplace in 2013 by revenue, according to iResearch, 1688.com, our China wholesale marketplace, and AliExpress, our global consumer marketplace, as well as provide cloud computing services.

We provide the fundamental technology infrastructure and marketing reach to help businesses leverage the power of the Internet to establish an online presence and conduct commerce with consumers and businesses. We have been a leader in developing online marketplace standards in China, including consumer protection programs, marketplace rules, qualification standards for merchants, and buyer and seller rating systems. Given the scale we have been able to achieve, an ecosystem has developed around our platform that consists of buyers, sellers, third-party service providers, strategic alliance partners, and investee companies. Our platform and the role we play in connecting buyers and sellers and making it possible for them to do business anytime and anywhere is at the nexus of this ecosystem. Much of our effort, our time and our energy is spent on initiatives that are for the greater good of the ecosystem and the various participants in it. We feel a strong responsibility for the continued development of the ecosystem and we take ownership for this development. Accordingly, we refer to this as “our ecosystem.”

Consumers and businesses benefit from our ecosystem because they can access products and services with a combination of selection, value, quality, convenience and customer experience that is not available elsewhere. Merchants are enabled by our tools and infrastructure to do business and flourish on our platform. Other participants in our ecosystem – including marketing affiliates, logistics providers, independent software vendors and various professional service providers – provide valuable services to our buyer and seller customers. Our ecosystem has strong self-reinforcing network effects that benefit our marketplace participants, who are invested in our ecosystem’s growth and success.

We have experienced significant growth across various key metrics for our China retail marketplaces:

We have also recently experienced significant growth in our mobile monetization on our China retail marketplaces:

We have achieved significant scale and growth. Our total revenue increased by 72.4% from RMB20,025 million in fiscal year 2012 to RMB34,517 million in fiscal year 2013, and further increased by 52.1% to RMB52,504 million (US$8,446 million) in fiscal year 2014. Our net income increased by 85.4% from RMB4,665 million in fiscal year 2012 to RMB8,649 million in fiscal year 2013 and further increased by 170.6% to RMB23,403 million (US$3,764 million) in fiscal year 2014.

Key Marketplaces and Services

Our marketplaces and services include the following:

Commerce Businesses

	China	International
Retail	Taobao Marketplace	AliExpress

	Online shopping destination	Global consumer marketplace

Tmall Platform

Brands and retail platform

Juhuasuan

Group buying marketplace

Wholesale	1688.com	Alibaba.com

	Wholesale marketplace	Global wholesale marketplace

Cloud Computing and Internet Infrastructure

Alibaba Cloud Computing offers a complete suite of cloud computing services, including elastic computing, database services and storage and large scale computing services for our platforms and the platforms of companies integral to our ecosystem, such as Alipay, to sellers on our marketplaces, and other third-party customers, such as start-up companies in mobile applications and Internet gaming to established corporations in digital entertainment, consumer electronics, financial services, mobile communications, healthcare and education. We also provide Internet infrastructure services, such as web hosting and domain name registration.

Our Monetization Model

The revenue we generate on our retail marketplaces is highly correlated to the amount of GMV transacted as well as to the monetization rate achieved on such GMV. The revenue on our wholesale marketplaces is largely driven by the number of paying members. We primarily derive revenue from online marketing services where sellers pay us marketing fees to acquire user traffic, as well as from commissions based on GMV for transactions settled through Alipay. As described below, our marketing services are primarily performance-based, using market-based bidding systems so that each merchant determines the price it is willing to pay for such services. The price a merchant is willing to pay for marketing services generally depends on the merchant’s expected GMV, profit margins and lifetime value of customers acquired from such marketing investment.

China Commerce Retail. We generate revenue from our China retail marketplaces – Taobao Marketplace, Tmall and Juhuasuan – primarily through the monetization models described below. In fiscal year 2014, 78.3% of GMV on our China retail marketplaces was settled through Alipay. The percentage of GMV transacted on our China retail marketplaces that settles through Alipay does not vary significantly across such marketplaces.

•	Online Marketing Services. Online marketing services consist of:

Pay-for-performance, or P4P, marketing services, where sellers bid for keywords that match product or service listings appearing in search or browser results on a cost-per-click, or CPC, basis at prices established by our online auction system, which facilitates price discovery through a market-based bidding mechanism. P4P marketing services are provided both on our marketplaces as well as through third-party marketing affiliates;

Display marketing, where sellers bid for display positions on the relevant marketplaces or through our third-party marketing affiliates at fixed prices or prices established by a real-time bidding system on a cost-per-thousand impression, or CPM, basis;

Taobaoke program, where sellers on Taobao Marketplace and Tmall pay us commissions based on a percentage of GMV for transactions settled through Alipay from users sourced from third-party marketing affiliates. Commissions on Taobaoke are set by the sellers and depend on the amount the seller is willing to pay to generate incremental sales through this channel. A significant portion of that commission is shared with our third-party marketing affiliates; and

Placement Services, where sellers pay placement fees to purchase promotional slots on our Juhuasuan marketplace for a specified period;

•	Commissions on Transactions. In addition to purchasing online marketing services, sellers on Tmall and Juhuasuan also pay a commission based on a percentage of GMV for transactions settled through Alipay in the respective marketplaces. The commission percentages typically range from 0.3% to 5% depending on the product category. The commission rate we establish varies according to our estimate of the industry profit margins in specific product categories, which we believe mainly determines the amount a seller is willing to pay to generate sales or attract buyers through this channel, and our strategic considerations. For example, for categories that typically have lower gross margins, such as consumer electronics, we charge a lower commission rate, whereas for categories such as apparel and luxury goods, where gross margins are generally higher for the merchants, we charge a higher commission rate; and

•	Storefront Fees. Our revenue from storefront fees is primarily comprised of monthly subscription fees for Wangpu ( ), our storefront software that includes a suite of tools that assist sellers in upgrading, decorating and managing their storefronts.

Marketplace or platform
Purchaser of services:	Taobao Marketplace	Tmall	Juhuasuan
Taobao Marketplace sellers	• P4P marketing fees • Display marketing fees	• Not applicable	• Commissions • Placement fees
• Taobaoke commissions • Storefront fees

Tmall merchants	• P4P marketing fees • Display marketing fees	• Commissions	• Commissions
		• P4P marketing fees • Display marketing fees • Taobaoke commissions	• Placement fees

China Commerce Wholesale. We generate revenue from our China wholesale marketplace – 1688.com – primarily through:

•	Fees from Memberships and Value-added Services. Revenue from our China wholesale marketplace is primarily generated from the sale of China TrustPass memberships, which allow wholesalers to host premium storefronts, with access to basic data analytic applications, and upgraded storefront management tools, as well as from value-added services, such as premium data analytics.

•	Online Marketing Services. Revenue from online marketing services on our China wholesale marketplace is derived from P4P marketing services and keyword bidding.

Historically, 1688.com was a marketplace that enabled buyers to locate sellers and find products, and it did not enable buyers and sellers to transact with each other through the platform. We have extended our business model to create a transaction platform on 1688.com to enable wholesalers to transact with buyers, the majority of whom are merchants on our retail marketplaces. Buyers and sellers are able to conduct transactions through Alipay directly on 1688.com and have access to settlement and other services on the platform. We have not yet determined what methods we will use to monetize this transaction service.

International Commerce Retail. We generate revenue from our international commerce retail marketplaces, primarily AliExpress, through commissions, which are 5% of GMV for transactions settled through Alipay. We also generate revenue on AliExpress from sellers who participate in the third-party marketing affiliate program for this marketplace. Revenue generated by the third-party marketing affiliate program is in addition to the 5% commission sellers pay. In fiscal year 2014, 65% of GMV generated on AliExpress was settled through Alipay.

International Commerce Wholesale. We generate revenue from our global wholesale marketplaces – Alibaba.com – primarily through:

•	Fees from Membership and Value-added Services. Revenue from our global wholesale marketplace is primarily generated from the sale of our Gold Supplier memberships on Alibaba.com, which allow wholesalers to host premium storefronts, with product listings on the marketplace, as well as value-added services, such as product showcase, custom clearance, value-added tax, or VAT, refund and other import/export business solutions.

•	Online Marketing Services. Revenue from online marketing services on our global wholesale marketplaces is primarily derived from P4P marketing services.

Cloud Computing and Internet Infrastructure. We generate revenue from cloud computing and Internet infrastructure services primarily from the time- and usage-based provision of cloud computing services, such as elastic computing, database services and storage and large scale computing services, as well as from web-hosting and domain name registration.

Others. We generate revenue from other services that we provide to our marketplace participants, including micro-finance services through our SME loan business.

Our Operating Philosophy

Our operating philosophy is to manage our various business units to a single profit and loss, or “P&L,” rather than setting compartmentalized P&L targets for each business unit. We believe placing specific financial targets, such as revenue, margin or profit, for individual businesses or managers would create barriers against cooperation, damage the network effects among our marketplaces and negatively impact the long-term profit potential of our business. We instead ask our managers to be accountable for operating metrics that reflect the health of our marketplaces and the contribution of their units to our entire business. We believe this approach is consistent with the spirit of the Alibaba Partnership as it closely aligns interests, encourages collaboration and focuses leaders on building a sustainable and thriving ecosystem.

We do not manage our business by allocating revenue among individual marketplaces or business units. We assess the financial performance of our business by reviewing revenues generated in the China commerce and international commerce categories and, within each category, between retail and wholesale. We cross-promote and provide services of our various marketplaces to our users. We believe this approach improves the user experience and enhances our monetization opportunities across our entire business. For example, when searching for product listings, buyers on Taobao Marketplace will also see products from Tmall merchants. In addition, Tmall merchants purchase online marketing services displayed on Taobao Marketplace. Furthermore, we do not manage the business by cross-charging for internal traffic acquisition cost between Taobao Marketplace and Tmall as we believe such cross-charge or cost allocation creates friction and discourages cooperation among business units. We believe this “cross-pollination” among marketplaces improves the buyer experience, is beneficial for our merchants and encourages and develops the network effects in our ecosystem.

Factors Affecting our Results of Operations

Number and Engagement of Buyers and Sellers and GMV Transacted on Our Marketplaces. Buyers are attracted to our marketplaces by the breadth and depth of product listings, the attractive online shopping experience and the convenient and secure payment and escrow services offered by Alipay. Sellers are attracted to our marketplaces by our strong user traffic as well as the marketing, cloud computing, sourcing, data and communications services we offer, which allow them to effectively target potential buyers and operate more efficiently. The GMV transacted on our marketplaces is driven by the level of user traffic visiting our marketplaces, buyer engagement and activity on our marketplaces, the relevance of product or service listings when a user searches or browses our content and the number of product categories from which buyers purchase products and services.

Our Ability to Achieve and Increase Monetization.

Retail marketplaces. We primarily generate our revenue from monetization models that include online marketing services, such as P4P marketing services, as well as commissions based on a percentage of GMV transacted on Tmall, Juhuasuan and AliExpress and settled through Alipay. Our ability to increase monetization is affected by a number of factors, including:

•	the GMV mix between Taobao Marketplace and Tmall. An increase in the GMV contribution of Tmall as a portion of total GMV enhances our ability to increase revenue because Tmall merchants generally pay marketing service fees for their products to be displayed on Taobao Marketplace and Tmall in addition to commissions. Accordingly, for the same amount of GMV transacted on our China retail marketplaces, the average amount of revenue we generate from Tmall merchants is higher than from Taobao Marketplace merchants; and

•	the category mix of GMV transacted on our marketplaces. Our ability to monetize GMV transacted on our marketplaces is related to the profitability of various product categories to the seller and the seller’s ability and willingness to pay customer acquisition or sales generation costs in the form of fees for online marketing services or commissions. For example, for categories that generally have lower gross margins for the merchants, such as consumer electronics, we typically achieve lower monetization rates, whereas for categories such as apparel, where gross margins are generally higher for the merchants, we can achieve higher monetization rates.

Monetization of our mobile platforms. The increasing use of mobile devices to access our marketplaces requires us to develop and improve mobile monetization technologies. The success of this effort will be increasingly important to the extent shopping on mobile devices displaces transactions that could have occurred on personal computers. We expect mobile GMV as a percentage of total GMV will continue to grow. We believe that users of our mobile apps have commercial intent and that our display of performance-based mobile marketing services provides useful content for users in a native format. Our current focus is on increasing mobile GMV and user engagement.

We are working with merchants on our marketplaces to increasingly take advantage of our mobile interfaces to drive growth in their businesses. While mobile GMV is increasing, we expect monetization rates for mobile interfaces in the near term will be lower than those we have achieved from personal computer interfaces. Over time, we expect the increasing use of mobile devices to have a positive impact on our business. We expect that our mobile monetization rates will continue to approach the rates we realize on our personal computer interfaces as:

•	we enhance our mobile-based marketing products for sellers;

•	we realize the benefits associated with the increased convenience of mobile shopping;

•	our sellers utilize the ability of our mobile shopping apps to provide more personalized and targeted marketing messages to buyers, including location-based promotions;

•	our mobile shopping apps make it easier to do business anywhere, anytime; and

•	payment apps developed by Alipay facilitate seamless mobile transactions.

The impact of growth in mobile activity is particularly significant on our China retail marketplaces. The following table sets forth information with respect to GMV, revenue and rates of monetization realized in respect of our China retail marketplaces for the periods presented:

	Three months ended
	Jun. 30, 2012	Sep. 30, 2012	Dec. 31, 2012	Mar. 31, 2013	Jun. 30, 2013	Sep. 30, 2013	Dec. 31, 2013	Mar. 31, 2014
	(in millions of RMB except percentages)
China retail marketplaces:
GMV	209,221	228,068	345,696	294,184	345,134	373,659	528,709	430,085
Mobile GMV	9,583	12,703	25,661	31,507	41,299	54,823	104,391	118,001
as a percentage of GMV	4.6%	5.6%	7.4%	10.7%	12.0%	14.7%	19.7%	27.4%
Revenue	5,028	5,600	9,588	6,754	8,667	8,645	16,149	9,371
Mobile revenue	42	60	140	147	240	332	1,171	1,162
as a percentage of revenue	0.8%	1.1%	1.5%	2.2%	2.8%	3.8%	7.3%	12.4%

Monetization rate	2.40%	2.46%	2.77%	2.30%	2.51%	2.31%	3.05%	2.18%
Mobile monetization rate	0.44%	0.47%	0.55%	0.47%	0.58%	0.61%	1.12%	0.98%

Over time, we have begun to increasingly monetize mobile GMV beyond commissions through the introduction of online marketing services through mobile interfaces. As a result of these monetization efforts, our mobile monetization rate began to increase significantly starting from the three months ended December 31, 2013. The mobile monetization rate of 0.98% in the three months ended March 31, 2014 was more than double the 0.47% in the same period in the prior year, while mobile revenue increased by 691% over the same period.

Wholesale Marketplaces. Revenue on our wholesale markets – 1688.com and Alibaba.com – is primarily driven by the number of paying members, membership renewal rates and other value-added marketing services we provide to members. The number of buyers using our wholesale marketplaces will affect sellers’ willingness to purchase and renew membership packages with us and to use our marketing services. We periodically review ways to increase value for our participants and create new monetization opportunities for our wholesale marketplaces. For example, going forward, we may generate revenue on 1688.com through monetization of activity on the transaction platform, although we have not yet determined what methods we will use to monetize this transaction service.

Perception of Merchants of the Expected Value of Marketing Spending across Periods. On our China retail marketplaces, revenue may be viewed as the fees sellers are willing to pay to distribute and promote their products and services, build their brands and acquire more customers through our marketplaces. The willingness of a seller to pay these fees is a function of the sales and profit the seller expects to generate on our marketplaces. These fees may be derived from online marketing services, commissions or from various other fee-based services. The mix of services chosen by a seller to achieve its business goals and promote its products and storefronts may shift over time. On an annual basis, revenue generally grows at a similar rate as GMV, even though the differential between GMV and revenue growth rates is more pronounced on a quarterly basis. Due to promotional events and higher consumer spending in the quarters ended June 30 and December 31, merchants are inclined to allocate more of their marketing spending during these periods to compete for and attract this consumer spending, which therefore drives revenue growth during those periods disproportionately to GMV growth and because increased demand for such services also increases pricing. Conversely, during the quarters ending September 30 and March 31, when merchants expect lower seasonal sales, they generally allocate less advertising spend and revenue growth is less pronounced than GMV growth. These trends tend to even out over any given year such that revenue growth correlates with GMV growth on an annual basis.

Operating Leverage of Our Marketplace Business Model. Our business model has significant operating leverage and our ecosystem enables us to realize structural cost savings, particularly for our retail marketplace businesses. For example, Taobao Marketplace drives significant traffic to Tmall as Tmall product listings also appear on Taobao Marketplace search result pages. In addition, promotional slots purchased on Juhuasuan by Taobao Marketplace and Tmall sellers also drive buyers to Taobao Marketplace and Tmall storefronts, thereby enabling sellers to introduce buyers to additional product and service offerings beyond those featured on the particular Juhuasuan promotion and drive additional user traffic. This network effect allows for lower traffic acquisition costs across our marketplaces. In addition, due to the large number of buyers on our marketplaces, we are able to attract a large number of sellers, which in turn provides a strong source of customers for our online marketing and storefront services. Sellers purchase marketing services through a self-service platform on our China retail marketplaces. As a result, we do not rely on a field sales force to generate revenue for our China retail marketplaces. Our business model also enables us to avoid the costs, risks and capital requirements associated with sourcing merchandise or holding inventory.

Our Investment in User Base, Technology, People and Infrastructure. We have made, and will continue to make, significant investments in our platform and ecosystem to attract consumers and businesses, enhance user experience and expand the capabilities and scope of our marketplaces. We expect our investments will include developing and marketing new online and mobile products and services, enhancing our cloud computing business, including Yun OS, an operating system for mobile and entertainment devices, and developing new tools and enablers to attract additional buyers and sellers to our marketplaces. Our operating leverage and margin levels enable us to continue to invest in our people, particularly engineers, scientists and product management personnel, as well as in our underlying technology infrastructure. In addition, as a result of our financial strength, we expect to invest in new businesses which will lower our margins but deliver overall long-term growth.

Strategic Investments and Acquisitions. We have made, and intend to continue to make, strategic investments and acquisitions to expand our user base and add complementary products and technologies. For example, we expect to continue to make strategic investments and acquisitions relating to mobile, O2O services, digital media and category expansion as well as logistics services. Our strategic investments and acquisitions may affect our future financial results.

Components of Results of Operations

Revenue

The following table sets forth the principal components of our revenue for the periods indicated:

	Year ended March 31,
	2012		2013		2014
	RMB	% of revenue	RMB	% of revenue	RMB	US$	% of revenue
	(in millions, except percentages)
China commerce
Retail	13,422	67.0%	26,970	78.1%	42,832	6,890	81.6%
Wholesale	2,215	11.1%	2,197	6.4%	2,300	370	4.4%

Total China commerce	15,637	78.1%	29,167	84.5%	45,132	7,260	86.0%

International commerce
Retail	223	1.1%	392	1.1%	938	151	1.8%
Wholesale	3,542	17.7%	3,768	10.9%	3,913	629	7.4%

Total International commerce	3,765	18.8%	4,160	12.0%	4,851	780	9.2%

Cloud computing and Internet infrastructure	515	2.6%	650	1.9%	773	124	1.5%
Others	108	0.5%	540	1.6%	1,748	282	3.3%

Total revenue	20,025	100.0%	34,517	100.0%	52,504	8,446	100.0%

GMV	663,412		1,077,169		1,677,587	269,865

We generate substantially all of our revenue from our retail and wholesale marketplaces. We also earn revenue from services associated with our cloud computing and Internet infrastructure business as well as other revenue primarily consisting of interest income generated by our SME loan business. See “— Our Monetization Model” above. Substantially all of our revenue is attributable to our businesses in China.

Cost of Revenue

The principal components of our cost of revenue include: payment processing fees paid to Alipay or other financial institutions; traffic acquisition costs paid to third-party marketing affiliates either at a fixed price or on a revenue sharing basis; expenses associated with the operation of our websites, such as bandwidth and co-location fees, and depreciation and maintenance expenses for our computers, servers, call centers and other equipment; salary, bonuses, benefits and share-based compensation expense relating to customer service and web operation personnel and payment processing consultants; unit-volume driven rebates; business taxes and related surcharges; and allowance for doubtful accounts in relation to the micro loans. Due to tax reform in China that replaced the business tax with VAT, which is netted against revenue, business tax is no longer a significant part of cost of revenues starting from late fiscal year 2013.

Product Development Expenses

Product development expenses primarily include salaries, bonuses, benefits and share-based compensation expense for our employees engaged in the development, maintenance and enhancement of the infrastructure, applications, operating systems, software, databases and networks for our marketplaces, mobile products and service platforms. In addition, product development expenses include royalty fees paid to Yahoo pursuant to the Yahoo TIPLA. These royalty fees will terminate upon the completion of this offering. We expense all of our product development costs as they are incurred.

Sales and Marketing Expenses

Sales and marketing expenses primarily consist of online and offline marketing expenses, promotion expenses, sales commissions paid for membership acquisition for our wholesale marketplaces, and salaries, bonuses, benefits and share-based compensation expense for our employees engaged in sales and marketing functions.

General and Administrative Expenses

General and administrative expenses consist mainly of salaries, bonuses, benefits and share-based compensation expense for our management and administrative employees, professional services fees, office facilities, other support overhead costs and charitable contributions. In fiscal year 2014, these expenses included an equity-settled donation expense of RMB1,269 million (US$204 million) relating to the grant of options to purchase 50,000,000 of our ordinary shares to a non-profit organization designated by Jack Ma and Joe Tsai. As there are no vesting conditions attached to the above share options, equity-settled donation expense of RMB1,269 million (US$204 million) was recognized in full. See note 9 to our consolidated financial statements included elsewhere in this prospectus for further information on this expense.

Other Income, Net

Other income, net primarily consists of royalty fees and software technology service fees paid by Alipay as well as government grants. Alipay pays us royalty fees and software technology service fees pursuant to an intellectual property and software technology services agreement. In August 2014, we, Small and Micro Financial Services Company and Alipay amended the terms of the intellectual property and software technology services agreement, including the amount of the royalty fees and service fees. See “Related Party Transactions — Agreements and Transactions Related to Small and Micro Financial Services Company and its Subsidiaries — Alipay Intellectual Property License and Software Technology Services Agreement” for further information on the arrangements between us and Alipay. Government grants primarily relate to grants by central and local governments in connection with our contributions to technology development and investments in local business districts. These grants may not be recurring in nature, and we recognize such income when the grants are received and no further conditions need to be met.

Interest Expense

Our interest expense is comprised of interest payments, incidental charges associated with our bank borrowings and dividends on our redeemable preference shares. Our interest expense became more significant starting from fiscal year 2013 as a result of our previous US$4.0 billion credit facility, which was used to fund our privatization of Alibaba.com and to partially finance the repurchase of our ordinary shares from Yahoo in September 2012, and the payment of dividends on the US$800 million redeemable preference shares we issued to Yahoo in September 2012. We have also incurred interest expense and transaction costs in connection with the US$8.0 billion credit facility that we obtained in April 2013, of which as of March 31, 2014, US$5.0 billion had been drawn down. The US$8.0 billion credit facility has a lower average interest rate than that of the US$4.0 billion credit facility. We drew down the remaining US$3.0 billion in April 2014.

Income Tax Expense

Our income tax expense is comprised primarily of current tax expense, mainly attributable to certain profitable subsidiaries in China, and deferred tax expense, mainly including withholding tax on dividends to be distributed by our major subsidiaries operating in China.

Taxation

Cayman Islands Profits Tax

Under Cayman Islands law, our company is not subject to income, corporation or capital gains tax, and no withholding tax is imposed upon the payment of dividends.

Hong Kong Profits Tax

Our company’s subsidiaries incorporated in Hong Kong were subject to Hong Kong profits tax rate of 16.5% in fiscal years 2012, 2013 and 2014.

PRC Income Tax

Under the PRC Enterprise Income Tax Law, or EIT Law, the standard enterprise income tax rate is 25%. Entities qualifying as High and New Technology Enterprises enjoy a preferential tax rate of 15%. Entities recognized as Software Enterprises are exempt from the EIT for two years beginning from their first profitable year and are entitled to a 50% reduction in EIT for the following three years. Furthermore, entities recognized as key software enterprises within the PRC national plan enjoy a preferential EIT rate of 10%. Certain subsidiaries received the above preferential tax treatments during calendar years 2012 and 2013. One of our major subsidiaries in China, Zhejiang Tmall Technology Co. Ltd., or ZTT, which is a wholly foreign-owned enterprise primarily involved in the operation of Tmall, is currently in its third profitable year, and as a result is no longer fully exempt from paying EIT but will be subject to an EIT rate of 12.5% (or 50% of the standard statutory rate) in calendar years 2014, 2015 and 2016, and to an EIT rate of 15% thereafter for so long as the subsidiary continues to qualify as a High and New Technology Enterprise. Accordingly, we expect our effective tax rate to increase in fiscal year 2015. Had ZTT been subject to an EIT rate of 12.5% or 15.0% for the entire fiscal year 2014, our overall effective tax rate, after taking into account the 5% withholding tax on our distributable earnings, would have been 20.0% or 22.0%, respectively, in fiscal year 2014 instead of 11.9%.

Business Tax, VAT and Other Levies

Our PRC subsidiaries were subject to business tax and related surcharges on the revenue earned for services provided in China. The applicable business tax rate was 5%. In our consolidated income statement, business tax and related surcharges for revenue earned from customers are recognized as cost of revenue. Effectively starting from late fiscal year 2013, our major PRC subsidiaries became subject to VAT on revenue earned for most services under a national VAT reform program which replaced the business tax regime in China. In general, the applicable VAT rate on the revenue earned for services is 6% with companies entitled to credit VAT paid on certain purchases against VAT on sales. Revenue is recognized net of VAT in our consolidated income statement.

PRC Withholding Tax

Pursuant to the EIT Law, a 10% withholding tax is generally levied on dividends declared by companies in China to their non-resident enterprise investors. A lower withholding tax rate of 5% is applicable for direct foreign investors incorporated in Hong Kong with at least a 25% equity interest in the PRC company and who meet the relevant conditions or requirements pursuant to the tax arrangement between the PRC and Hong Kong. As the equity holders of our major subsidiaries in China are qualified Hong Kong incorporated companies, our deferred tax liabilities for distributable earnings are calculated based on a 5% withholding tax.

Share-based Compensation

We have various equity incentive plans pursuant to which the employees, consultants and directors of our company, our affiliates and certain other companies are granted options or awarded RSUs to acquire our ordinary shares. We believe share-based awards are vital to attract, motivate and retain our employees, and in the case of grants to non-employees, to incentivize such non-employees. In addition to on-hire grants for new recruits above a specific job level, we also make performance grants and promotion grants on an annual basis to our top performing employees. RSUs and share options granted in the above categories are generally subject to a four-year vesting schedule. Depending on the nature and the purpose of the grant, share options and RSUs generally vest 25% upon the first anniversary of the vesting commencement date or 50% upon the second anniversary of the vesting commencement date, and thereafter 25% every year. We believe share-based awards are the appropriate tool to align the interests of the grantees with those of our shareholders.

We recognized share-based compensation expense of RMB1,254 million, RMB1,259 million and RMB2,844 million (US$457 million) in fiscal years 2012, 2013 and 2014, respectively, representing 6.3%, 3.6% and 5.4% of our revenue in those respective periods. Share-based compensation expense is affected by the fair value of our shares, including in the case of share-based awards to non-employees, changes in the fair value of our shares over the requisite service period, which could result in fluctuations in share-based compensation expense for the unvested portion of any award, and the quantity of awards granted. See “— Critical Accounting Policies and Estimates — Share-based Compensation Expense and Valuation of Our Ordinary Shares” for additional information regarding our share-based compensation expense.

Recent Investment, Acquisition and Strategic Alliance Activities

In addition to organic growth, we have made, or have entered into agreements to make strategic investments, acquisitions and alliances that are intended to increase our service offerings and expand our capabilities. The financial results for these strategic transactions that were completed are reflected in our operating results beginning with the period of their respective completion. Minority investments are accounted for under the equity method if we have significant influence through investment in common stock or in-substance common stock over the investees, or otherwise under the cost method.

Our investment and acquisition strategy focuses on enhancing three aspects of our business: increasing user acquisition and engagement, improving customer experience, and expanding our products and services. In doing so, we aim to remain focused on our mission to make it easy to do business anywhere and realize our vision that our customers will “meet, work and live @ Alibaba.” See “Business — Our Vision.”

Consistent with our goal to deliver sustainable, long-term growth, we take a deliberate and staged approach to our corporate development strategy. In some cases, we may begin with an initial minority investment followed by business cooperation. Where the business results, cooperation and the overall relationship established with the management of the investee company fit with our ongoing business strategy, we may increase our investment or acquire the investee company in full. Examples of this type of approach include our investments in UCWeb Inc., or UCWeb, AutoNavi Holdings Limited, or AutoNavi, and Weibo Corporation, or Weibo, where the period from initial investment to eventual acquisition or increase in investment spanned across more than one fiscal year. Our investment approach also involves supporting entrepreneurs to innovate and develop leading products and technologies.

The following summary illustrates our execution of our investment and acquisition strategy.

Increasing User Acquisition and Engagement

•	We recently completed the acquisition of UCWeb, China’s largest mobile browser company in terms of monthly mobile active users, according to iResearch, which had 264 million active users globally during March 2014, providing us with access to hundreds of millions of mobile users.

•	We invested in Guangzhou Evergrande Football Club, or Evergrande FC, China’s first-ever winner of the Asian Football Confederation Champions League Cup, which would potentially provide us with a marketing platform with access to millions of soccer fans across China.

•	We invested in Weibo, a leading social media platform in China, to increase user acquisition and engagement on our marketplaces, as well as gain insights into our and Weibo’s users for improved service offerings and targeted marketing. We believe this can be accomplished through the equity investment relationship which encourages close cooperation on content, behavior data integration and marketing solutions.

Improving Customer Experience

•	We invested in Haier Electronics Group Co., Ltd., or Haier, a leading “white goods” appliances manufacturer in China, and established a logistics joint venture with Haier specializing in the delivery, installation and servicing of large appliances such as refrigerators and air conditioners to provide high quality after-sale customer service to consumers who shop for appliances on our China retail marketplaces.

•	We invested in one of China’s leading department store operators, Intime Retail (Group) Company Limited, or Intime, to develop a new “offline-to-online” multi-channel retailing model that would enable users to purchase online inventory through their mobile devices while shopping in physical stores. This new model, if successful, could be rolled out to other department stores, shopping malls and supermarkets.

•	Through our investment relationships, we work with a leading Internet television company in China, Youku Tudou Inc., or Youku Tudou, and a leading social media platform in China, Weibo, to enhance our insights into user behavioral data in commerce, entertainment and social media. We believe that through these insights, we and our business partners will be able to enhance the quality of services to users and improve targeted marketing for online marketing customers.

Expanding Products and Services

•	We have invested, entered into agreements to invest in or established strategic arrangements with leading media content providers and distributors such as Youku Tudou, Alibaba Pictures Group Limited (formerly known as ChinaVision Media Group Ltd.), or Alibaba Pictures, and an affiliate of Wasu Media Holdings Co., Ltd., or Wasu, to advance our “live @ Alibaba” vision of making digital media entertainment available to our customers anywhere, anytime.

•	We invested in and later entered into an agreement to acquire AutoNavi, one of China’s leading providers of digital map, navigation and location-based services, so that we can develop and provide O2O and location-based services to our increasing mobile commerce user base.

•	We invested in CITIC 21CN Company Limited, or CITIC 21, a leading developer of product identification, authentication and tracking systems for pharmaceuticals and medical products in China, to enable us to expand into e-commerce in the pharmaceutical and healthcare categories, as well as foster consumer trust through the sale of genuine pharmaceuticals through the company’s verification and authentication technology.

We have funded our strategic acquisitions and investments primarily from cash generated from our operations and from credit facilities. Going forward, we expect to fund any additional investments through cash generated from our operations and through debt and equity financing. Although we do not expect our investment activities to have any negative impact on our liquidity or operations, there can be no assurance that our future financial results would not be materially and adversely affected by our strategic investments and acquisitions. See “Risk Factors — Risks Related to Our Business and Industry — Increased investments in our business may negatively affect our margins” and “— Risks Related to Our Business and Industry — We face risks relating to our acquisitions, investments and alliances.”

Our significant recent and pending strategic investments and acquisitions are set forth below and are categorized by business area. For those investments and acquisitions described below that have not yet closed, there can be no assurance that the closing conditions will be satisfied in a timely manner or at all.

Mobile

UCWeb, China’s largest mobile browser company in terms of monthly mobile active users, according to iResearch. Over several years through several rounds of investments, the last of which was completed in April 2014, we acquired 66% of the economic interests of UCWeb in the form of convertible preferred shares. In June 2014, we exchanged all the issued and outstanding shares in UCWeb held by the other shareholders with cash of US$479 million and restricted shares and RSUs in the aggregate number of 12.3 million.

Weibo, a leading social media platform in China that is listed on the Nasdaq Global Select Market. In April 2013, we entered into an agreement to form a strategic alliance with Weibo to jointly explore social commerce and develop innovative marketing solutions. In addition, we invested US$586 million to purchase preferred and ordinary shares representing an approximately 18% equity interest in Weibo on a fully-diluted basis. In connection with Weibo’s initial public offering in April 2014, we acquired additional shares of Weibo for an aggregate purchase price of US$449 million pursuant to our option to increase our equity interest in Weibo to approximately 30% on a fully-diluted basis. All of the preferred shares we held in Weibo were automatically converted into ordinary shares of Weibo upon the completion of Weibo’s initial public offering.

TangoMe, Inc., or Tango, a leader in mobile messaging services based in the United States offering free voice, video and text messaging to consumers globally. In March 2014, we completed an investment in preferred shares in Tango, representing a 20% equity interest on a fully-diluted basis. The total purchase price consisted of cash of US$200 million. In April 2014, we invested an additional US$17 million to maintain our 20% equity interest.

O2O

AutoNavi, a leading provider of digital map content and navigation and location-based solutions in China that was previously listed on the Nasdaq Global Select Market. In May 2013, in order to enhance our O2O and location-based services, we invested US$294 million in newly issued preferred and ordinary shares of AutoNavi, representing approximately 28% of its total issued and outstanding shares on a fully-diluted basis. In April 2014, we entered into a definitive merger agreement with AutoNavi, pursuant to which the shareholders of AutoNavi will receive US$5.25 in cash per ordinary share of AutoNavi, corresponding to US$21.00 per American depositary share. We paid the total merger consideration of approximately US$1,032 million upon the closing of the merger in July 2014.

Intime, a company that is listed on the Hong Kong Stock Exchange and is primarily engaged in the business of managing and operating department stores and shopping malls in China. In July 2014, we completed our subscription for newly issued ordinary shares representing approximately 9.9% equity interest in Intime and convertible bonds which upon conversion would increase our equity interest in Intime to approximately 26%. We paid the total purchase price of approximately HK$5,368 million upon the closing of the above-mentioned transactions. In July 2014, we established a joint venture with Intime, in which we paid approximately US$13 million for an 80.1% equity interest in the joint venture, to develop an O2O business in China relating to shopping malls, department stores and supermarkets.

Digital Media and Entertainment

Youku Tudou, one of China’s leading Internet television companies that is listed on the New York Stock Exchange. In May 2014, we, through a holding company, invested approximately US$1,090 million in Class A ordinary shares of Youku Tudou, representing an effective equity interest of 16.5% on a fully-diluted basis. The shares include newly issued Class A ordinary shares and Class A ordinary shares purchased from an existing shareholder, at a purchase price of US$1.6944 per Class A ordinary share, corresponding to US$30.50 per American depositary share. We appointed one director to Youku Tudou’s board of directors and we paid the total investment amount upon the completion of the transaction.

Alibaba Pictures (formerly known as ChinaVision), a company listed on the Hong Kong Stock Exchange that is primarily engaged in production and distribution of films and television programs. In June 2014, as part of our digital media strategy, we completed an investment in newly issued ordinary shares representing approximately 60% of the issued share capital of Alibaba Pictures. We paid the total purchase price of approximately HK$6,244 million upon the closing of the transaction.

Wasu, a company listed on the Shenzhen Stock Exchange and engaged in the business of digital media broadcasting and distribution in China. In April 2014, we entered into a full recourse loan with aggregate principal amount of RMB6.5 billion with Simon Xie, one of our founders, a vice president on our China investment team and an equity holder in certain of our variable interest entities, to finance a minority investment in Wasu by a PRC limited partnership. The proposed financing enables us to enter into strategic business arrangements with Wasu to enhance our digital entertainment strategy. The loan to Mr. Xie will be made at an interest rate of 8% per annum and is repayable in ten years. The loan will be collateralized by Mr. Xie’s equity interest in the limited partnership and by the shares of Wasu held by such limited partnership. We have entered into strategic cooperation agreements with a major shareholder of Wasu in order to enhance our capabilities and profile in the digital media sector in China. The drawdown of the loan is pending regulatory approval of the underlying investment, which has not yet been obtained. A company controlled by Jack Ma will serve as one of the general partners of the limited partnership. Jack’s interest as a general partner is limited to the return of his RMB99,000 contributed capital.

Evergrande FC, one of the most popular soccer teams in China and China’s first ever winner of the Asian Football Confederation Champions League Cup. In July 2014, we completed an investment in newly issued shares which represents a 50% ownership interest in Evergrande FC. We paid the total cash consideration of RMB1.2 billion upon the closing of the transaction.

Pharmaceuticals and Medical Products

CITIC 21, a company that is listed on the Hong Kong Stock Exchange and is primarily engaged in the business of developing product identification, authentication and tracking system for pharmaceutical and medical products in China. We believe that healthcare will be an important retail marketplace category in the future. In April 2014, we completed an acquisition of newly issued ordinary shares representing an effective equity interest of approximately 38% in CITIC 21. We paid the total purchase price of approximately HK$932 million upon the closing of the transaction.

Logistics

Zhejiang Cainiao Supply Chain Management Co., Ltd., which we refer to as China Smart Logistics, an operator of a nationwide logistics infrastructure and information system. In May 2013, we joined with other partners and logistics services businesses in China to form a joint venture to build and operate China Smart Logistics. Other equity partners in China Smart Logistics include five major express delivery companies in China that provide services on our China retail marketplaces, as well as firms specializing in real estate development. We now own 48% of the joint venture and will subscribe for our proportionate share of the joint venture’s RMB5,000 million registered capital, or RMB2,400 million. As of March 31, 2014, we had invested RMB1,680 million, and we are committed to make the capital contribution payment in full by May 2015. See “Business — Other Major Elements of Our Ecosystem — Logistics.”

Haier, a company that is listed on the Hong Kong Stock Exchange and is principally engaged in the research, development, manufacture and sale of electrical appliances, especially large electrical appliances such as refrigerators and air conditioners. In March 2014, as part of our strategy for providing better delivery and installation services to our buyers of electrical appliances, we completed an acquisition of ordinary shares representing an approximately 2% equity interest in Haier, an acquisition of a 9.9% equity interest in a wholly-owned subsidiary of Haier, which is engaged in the logistics business in China, and a subscription for a convertible and exchangeable bond which is either convertible into an approximately 2.6% equity interest in Haier or exchangeable into an approximately 24% equity interest in the wholly-owned subsidiary of Haier engaged in logistics business in China, subject to the receipt of certain regulatory approvals. We paid the total purchase price of HK$2,821 million upon the closing of the transactions.

Singapore Post Limited, or SingPost, the national postal service provider in Singapore and a leading provider of e-commerce and logistics solutions in the Asia-Pacific region that is listed on the Singapore Stock Exchange. In July 2014, we completed our acquisition of ordinary shares in SingPost, which consists of newly issued ordinary shares and existing ordinary shares held in treasury by SingPost, representing approximately 10.32% of the issued share capital of SingPost. We paid the total purchase price of approximately S$312.5 million upon the closing of the transaction.

2014 Restructuring of Our Relationship with Small and Micro Financial Services Company and Alipay

On August 12, 2014, we entered into a share and asset purchase agreement, or the 2014 SAPA, and entered into or amended certain ancillary agreements including an amendment and restatement of the Alipay IPLA. Pursuant to these agreements, we restructured our relationships with Small and Micro Financial Services Company and its wholly-owned subsidiary Alipay, and terminated the 2011 framework agreement. Except for the transfer of the SME loan business, the restructuring contemplated by the 2014 SAPA and the ancillary agreements described below have taken effect and these agreements now govern our economic and commercial relationships with Small and Micro Financial Services Company and Alipay. We believe this restructuring will strengthen and benefit our company as well as better position us for future growth.

Pursuant to the 2014 SAPA, we agreed to sell, subject to receipt of regulatory approvals and other customary closing conditions, certain equity interests and assets primarily relating to the SME loan business and related services, or the transferred business, to Small and Micro Financial Services Company for aggregate cash consideration of RMB3,219 million (US$518 million). In addition, we entered into software system use and service agreements with entities operating the SME loans business relating to the know-how and related intellectual property that we have agreed to sell together with the SME loan business and related services to Small and Micro Financial Services Company. In calendar years 2015 to 2017, we will receive an annual fee equal to 2.5% of the average daily book balance of the micro loans made by such entities. In calendar years 2018 to 2021, we will receive an annual fee equal to the amount paid for the calendar year 2017, or collectively the SME annual fee.

In connection with the 2014 SAPA, we also entered into the amended Alipay IPLA, pursuant to which we will license certain intellectual property and provide certain software technology services related to Alipay’s current operations and the SME loan business. Under the amended Alipay IPLA, we will receive royalty streams and a service fee, or collectively the profit share payments, which will be paid at least annually, amounting to the sum of an expense reimbursement plus 37.5% of the consolidated pre-tax income of Small and Micro Financial Services Company, subject to certain adjustments. In addition, if we acquire any equity interest in Small and Micro Financial Services Company, we will transfer an agreed portion of the underlying intellectual property to Small and Micro Financial Services Company at the time of such equity issuance. At the same time, the profit share payments will also be reduced in proportion to such equity issuances made to us.

Pursuant to the terms of the 2014 SAPA, in the event of an initial public offering of Small and Micro Financial Services Company or Alipay at an implied equity value exceeding US$25 billion which results in gross proceeds of at least US$2 billion , or a qualified IPO, if our total ownership of equity interests in Small and Micro Financial Services Company has not reached 33% (subject to proportional reduction upon dilutive share issuances if we do not exercise our preemptive rights), we would be entitled at our election to receive a one-time payment equal to 37.5% of the equity value of Small and Micro Financial Services Company as determined immediately prior to such qualified IPO. There is no cap on the maximum value of such liquidity event payment. If we acquire equity interests in Small and Micro Financial Services Company in an aggregate amount less than 33%, the percentage of Small and Micro Financial Services Company’s equity value used to calculate such liquidity event payment will be adjusted proportionately.

For additional details of the new and amended agreements and a comparative summary of certain economic terms of the 2014 SAPA and related agreements and certain economic terms of the 2011 framework agreement and related agreements see “Related Party Transactions — Agreements and Transactions Related to Small and Micro Financial Services Company and its Subsidiaries.”

For accounting purposes, as determined by an independent appraiser, the expected fair value of the restructured arrangement is expected to exceed the expected fair value of our pre-existing arrangement with Small and Micro Financial Services Company. As Small and Micro Financial Services Company is controlled by a director and major shareholder of our company, the excess value provided to us in this related party transaction is accounted for as an equity contribution by the shareholder. We are currently in the process of finalizing accounting and valuation work to determine the excess value, which we currently expect will be approximately RMB1.3 billion. Such excess amount is primarily attributable to the removal of the cap on the liquidity event payment, with the remainder attributable to the new profit sharing arrangement. Such excess amount will be amortized to our consolidated income statements over the expected term of the restructured arrangement, which is initially estimated to be five to eight years. Because such amortization is a non-cash expense, the future amortization expense will not impact our adjusted net income. In addition, as described above, we have agreed to sell the SME loan business to Small and Micro Financial Services Company. We will receive a premium over the book value of the SME loan business, which we expect will result in a gain of approximately RMB300 million. Finally, we will account for the profit share payments and the SME annual fee in the periods when the services are provided and such payments are expected to approximate the estimated fair values of the services provided.

Assuming the restructuring had been completed at the beginning of our most recent completed fiscal year, which ended on March 31, 2014, we would have generated additional income on a pro-forma basis from the annual fees based on the SME loan balance, offset by: (i) a decrease in other income resulting from the lower profit sharing percentage applicable to Alipay profits; (ii) the decrease in net income attributable to the disposed business; and (iii) additional amortization expense relating to the excess value of approximately RMB1.3 billion received from our restructured arrangements with Small and Micro Financial Services Company. The aggregate impact of these items, if the transaction occurred at the beginning of our fiscal year ended March 31, 2014, would represent a decrease of less than 2.5% of our net income for such fiscal year. The amortization of the excess value received from the restructuring, which is a non-cash expenses, would have been responsible for an approximately 1.1% decrease in our net income in fiscal year 2014. Under the restructuring, there is no change to our payment processing fees, which are recorded under costs of revenue, as there is no change to the economic terms of the existing commercial agreement.

Acquired Intangible Assets and Goodwill

We have and will continue to incur amortization expenses as we amortize acquired intangible assets over their estimated useful life. We do not amortize our goodwill. We test intangible assets and goodwill periodically for impairment, and any such impairment may materially and adversely affect our financial condition and results of operations. Some of our acquisitions and investments may not be successful, and we may incur impairment charges in the future. For additional information, see “— Critical Accounting Policies and Estimates — Impairment Assessment on Goodwill and Intangible Assets” and “Risk Factors — Risks Related to Our Business and Industry — We face risks relating to our acquisitions, investments and alliances.”

Results of Operations

The following table sets out our consolidated results of operations for the periods indicated:

	Year ended March 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
	(in millions, except per share data)
Revenue
China commerce	15,637	29,167	45,132	7,260
International commerce	3,765	4,160	4,851	780
Cloud computing and Internet infrastructure	515	650	773	124
Others	108	540	1,748	282

Total	20,025	34,517	52,504	8,446
Cost of revenue	(6,554)	(9,719)	(13,369)	(2,151)
Product development expenses	(2,897)	(3,753)	(5,093)	(819)
Sales and marketing expenses	(3,058)	(3,613)	(4,545)	(731)
General and administrative expenses	(2,211)	(2,889)	(4,218)	(678)
Amortization of intangible assets	(155)	(130)	(315)	(51)
Impairment of goodwill and intangible assets	(135)	(175)	(44)	(7)
Yahoo TIPLA amendment payment	—	(3,487)	—	—

Income from operations	5,015	10,751	24,920	4,009
Interest and investment income, net	258	39	1,648	265
Interest expense	(68)	(1,572)	(2,195)	(353)
Other income, net	327	894	2,429	390

Income before income tax and share of results of equity investees	5,532	10,112	26,802	4,311
Income tax expenses	(842)	(1,457)	(3,196)	(514)
Share of results of equity investees	(25)	(6)	(203)	(33)

Net income	4,665	8,649	23,403	3,764
Net income attributable to noncontrolling interests	(437)	(117)	(88)	(14)

Net income attributable to Alibaba Group Holding Limited	4,228	8,532	23,315	3,750
Accretion of convertible preference shares	—	(17)	(31)	(5)
Dividends accrued on convertible preference shares	—	(111)	(208)	(33)

Net income attributable to ordinary shareholders	4,228	8,404	23,076	3,712

Earnings per share attributable to ordinary shareholders
Basic	1.71	3.66	10.61	1.71
Diluted	1.67	3.57	10.00	1.61

	Year ended March 31,
	2012	2013	2014
	%	%	%
	(as a percentage of revenue)
Revenue
China commerce	78.1	84.5	86.0
International commerce	18.8	12.0	9.2
Cloud computing and Internet infrastructure	2.6	1.9	1.5
Others	0.5	1.6	3.3

Total	100.0	100.0	100.0
Cost of revenue	(32.7)	(28.2)	(25.5)
Product development expenses	(14.5)	(10.9)	(9.7)
Sales and marketing expenses	(15.3)	(10.5)	(8.7)
General and administrative expenses	(11.0)	(8.3)	(7.9)
Amortization of intangible assets	(0.8)	(0.4)	(0.6)
Impairment of goodwill and intangible assets	(0.7)	(0.5)	(0.1)
Yahoo TIPLA amendment payment	—	(10.1)	—

Income from operations	25.0	31.1	47.5
Interest and investment income, net	1.3	0.1	3.1
Interest expense	(0.3)	(4.6)	(4.2)
Other income, net	1.6	2.7	4.6

Income before income tax and share of results of equity investees	27.6	29.3	51.0
Income tax expenses	(4.2)	(4.2)	(6.1)
Share of results of equity investees	(0.1)	(0.0)	(0.3)

Net income	23.3	25.1	44.6
Net income attributable to noncontrolling interests	(2.2)	(0.4)	(0.2)

Net income attributable to Alibaba Group Holding Limited	21.1	24.7	44.4
Accretion of convertible preference shares	—	(0.0)	(0.1)
Dividends accrued on convertible preference shares	—	(0.3)	(0.4)

Net income attributable to ordinary shareholders	21.1	24.4	43.9

Comparison of Fiscal Years 2013 and 2014

Revenue

	Year ended March 31,
	2013	2014
	RMB	RMB	US$	% Change
	(in millions, except percentages)
China commerce	29,167	45,132	7,260	54.7%
International commerce	4,160	4,851	780	16.6%
Cloud computing and Internet infrastructure	650	773	124	18.9%
Others	540	1,748	282	223.7%

Total revenue	34,517	52,504	8,446	52.1%

Total revenue increased by 52.1%, from RMB34,517 million in fiscal year 2013 to RMB52,504 million (US$8,446 million) in fiscal year 2014. The increase was mainly driven by the continued rapid growth of our China commerce retail business. Our revenue growth rate will likely decline as our revenue grows to higher levels.

China Commerce

	Year ended March 31,
	2013	2014
	RMB	RMB	US$	% Change
	(in millions, except percentages)
Revenue
China commerce retail business
Online marketing services	19,697	29,729	4,782	50.9%
Commission	6,161	12,023	1,934	95.1%
Others(1)	1,112	1,080	174	(2.9)%

	26,970	42,832	6,890	58.8%
China commerce wholesale business	2,197	2,300	370	4.7%

Total	29,167	45,132	7,260	54.7%

(1)	Primarily consists of storefront fees.

Revenue from our China commerce retail business increased by 58.8% from RMB26,970 million in fiscal year 2013 to RMB42,832 million (US$6,890 million) in fiscal year 2014.

Revenue growth during this period occurred in the context of and reflected an increase of 55.8% in GMV transacted on these marketplaces, including a 42.4% increase in GMV transacted on Taobao Marketplace from RMB824 billion in fiscal year 2013 to RMB1,173 billion (US$189 billion) in fiscal year 2014 and a near-doubling of GMV transacted on Tmall from RMB253 billion in fiscal year 2013 to RMB505 billion (US$81 billion) in fiscal year 2014. The overall increase in total GMV transacted on these marketplaces was primarily driven by a 48.3% increase in the number of buyers and to a lesser extent by a moderate increase in the level of their spending. The rapid increase in GMV transacted on Tmall in particular was attributable to the increase in the number of buyers making purchases on Tmall, reflecting consumer preferences for branded products and a premium shopping experience, increases in the level of spending of buyers and the beneficial impact of promotional events. Revenue growth during this period was also positively affected by an increase in monetization rate from 2.50% in fiscal year 2013 to 2.55% in fiscal year 2014, reflecting the higher GMV contribution from Tmall as a portion of total GMV and accordingly higher growth in commission revenue, and was partially offset by a higher proportion of mobile GMV which we are currently monetizing at a lower rate than GMV through personal computer interfaces.

Online marketing services revenue increased by 50.9% from RMB19,697 million in fiscal year 2013 to RMB29,729 million (US$4,782 million) in fiscal year 2014, consistent with GMV growth of 55.8% from RMB1,077 billion in fiscal year 2013 to RMB1,678 billion (US$270 billion) in fiscal year 2014. The slightly lower growth rate of online marketing services revenue relative to the GMV growth rate reflected the ongoing shift of consumer engagement from personal computers to mobile devices, as we monetize mobile GMV at a lower rate than GMV transacted on personal computer interfaces because merchants allocated a smaller proportion of their budget to purchase online marketing services on mobile relative to the GMV generated on mobile. As a result, mobile GMV accounted for 7.4% and 19.0% of total GMV in fiscal years 2013 and 2014, respectively, while mobile revenue accounted for 1.4% and 6.8% of China commerce retail business revenue, respectively, during those periods. This lower but increasing level of mobile monetization reflected our focus on prioritizing mobile user activity and engagement over monetization and the fact that we increased our efforts to promote online marketing services for mobile interfaces beginning in the three months ended December 31, 2013.

Commission revenue increased by 95.1% from RMB6,161 million in fiscal year 2013 to RMB12,023 million (US$1,934 million) in fiscal year 2014, primarily due to the near-doubling of GMV transacted on Tmall during the same period. As Tmall GMV increased at a higher rate than Taobao Marketplace GMV, commission revenue grew at a faster rate than online marketing services revenue because we charge commissions on Tmall. Commission revenue from transactions on Tmall is generated from both personal computer and mobile transactions, and accordingly the ongoing shift of consumer engagement towards mobile devices did not negatively affect commission revenue from GMV transacted on Tmall.

Revenue from our China commerce wholesale business increased by 4.7% from RMB2,197 million in fiscal year 2013 to RMB2,300 million (US$370 million) in fiscal year 2014. The modest increase in revenue was due to a slight increase in paying members, reflecting our transition to a transaction platform that does not emphasize growing paying members.

International Commerce

	Year ended March 31,
	2013	2014
	RMB	RMB	US$	% Change
	(in millions, except percentages)
Revenue
International commerce retail business	392	938	151	139.3%
International commerce wholesale business	3,768	3,913	629	3.8%

Total	4,160	4,851	780	16.6%

Revenue from our international commerce retail business increased by 139.3% from RMB392 million in fiscal year 2013 to RMB938 million (US$151 million) in fiscal year 2014. The main reason for this increase was an increase in GMV transacted on AliExpress, primarily from the increasing number of buyers, particularly in Brazil, Russia and the United States.

Revenue from our international commerce wholesale business increased by 3.8% from RMB3,768 million in fiscal year 2013, of which 90.5% was from membership fees and value-added services and 9.5% was from online marketing services, to RMB3,913 million (US$629 million) in fiscal year 2014, of which 87.6% was from membership fees and value-added services and 12.4% was from online marketing services. The modest increase in revenue was due to a slight increase in the number of paying members reflecting the slow growth of China exports.

Cost of Revenue

	Year ended March 31,
	2013	2014
	RMB	RMB	US$	% Change
	(in millions, except percentages)
Cost of revenue	9,719	13,369	2,151	37.6%
Percentage of revenue	28.2%	25.5%

Our cost of revenue increased by 37.6% from RMB9,719 million in fiscal year 2013 to RMB13,369 million (US$2,151 million) in fiscal year 2014. This increase was primarily due to increases of RMB1,337 million in payroll and benefits expense mainly resulting from an increase in share-based compensation expense which primarily related to the re-measurement to fair value of share-based awards granted to Alipay employees (these awards are re-measured to fair value at each period end), an increase of RMB1,081 million in bandwidth and co-location fees mainly as a result of increased user traffic on our websites as well as depreciation expenses related to equipment acquired in anticipation of increases in user traffic, an increase of RMB864 million in payment processing fees resulting from an increase in GMV transacted on our retail marketplaces and an increase of RMB497 million in traffic acquisition costs from RMB1,582 million in fiscal year 2013 to RMB2,079 million in fiscal year 2014 as a result of the expansion of our use of third-party marketing affiliate programs to drive additional user traffic to our marketplaces, partially offset by a decrease of RMB750 million in business tax resulting from the replacement of business tax with VAT, which is netted against revenue. We expect our cost of revenue will increase in absolute dollar amounts and will likely increase as a percentage of revenues as we continue to invest in our business, customer service initiatives and infrastructure. Cost of revenue will also continue to be affected by changes in the value of our ordinary shares, which will affect share-based compensation related to share-based awards granted to non-employees.

Product Development Expenses

	Year ended March 31,
	2013	2014
	RMB	RMB	US$	% Change
	(in millions, except percentages)
Product development expenses	3,753	5,093	819	35.7%
Percentage of revenue	10.9%	9.7%

Our product development expenses increased by 35.7% from RMB3,753 million in fiscal year 2013 to RMB5,093 million (US$819 million) in fiscal year 2014. The increase was largely due to an increase of RMB1,135 million in payroll and benefits expenses mainly resulting from an increase in product development headcount as we continue to focus on new and existing product development, and an increase in share-based compensation expense related to increased headcount. The increase was also due to an increase of RMB156 million in the royalty fee paid to Yahoo driven by the increase in our revenue and partially offset by a decrease in the royalty fee rate pursuant to the amended Yahoo TIPLA in September 2012. Following completion of our initial public offering, we will no longer pay royalty fees to Yahoo. We expect our product development expenses will increase in absolute amounts and may over time increase as a percentage of revenues.

Sales and Marketing Expenses

	Year ended March 31,
	2013	2014
	RMB	RMB	US$	% Change
	(in millions, except percentages)
Sales and marketing expenses	3,613	4,545	731	25.8%
Percentage of revenue	10.5%	8.7%

Our sales and marketing expenses increased by 25.8% from RMB3,613 million in fiscal year 2013 to RMB4,545 million (US$731 million) in fiscal year 2014. The increase was primarily due to an increase in online marketing and promotional spending, mainly to promote our China retail marketplaces and mobile commerce. We expect our sales and marketing expenses will increase in absolute amounts and may increase as a percentage of revenues as we continue to invest in marketing and promotion.

General and Administrative Expenses

	Year ended March 31,
	2013	2014
	RMB	RMB	US$	% Change
	(in millions, except percentages)
General and administrative expenses	2,889	4,218	678	46.0%
Percentage of revenue	8.3%	7.9%

Our general and administrative expenses increased by 46.0% from RMB2,889 million in fiscal year 2013 to RMB4,218 million (US$678 million) in fiscal year 2014. The increase was primarily due to a one-time equity-settled donation expense of RMB1,269 million (US$204 million) in fiscal year 2014 relating to the grant of options to purchase 50,000,000 of our ordinary shares to a non-profit organization designated by Jack Ma and Joe Tsai. The increase was also due to an increase of RMB145 million in professional services fees.

Yahoo TIPLA Amendment Payment

We entered into the Yahoo TIPLA in October 2005, pursuant to which we pay royalty fees to Yahoo. We and Yahoo amended the then existing TIPLA in September 2012, pursuant to which we made a lump sum payment to Yahoo in the amount of US$550 million in fiscal year 2013.

Income from Operations and Operating Margin

	Year ended March 31,
	2013	2014
	RMB	RMB	US$	% Change
	(in millions, except percentages)
Income from operations	10,751	24,920	4,009	131.8%
Percentage of revenue	31.1%	47.5%

Our income from operations increased by 131.8% from RMB10,751 million in fiscal year 2013 to RMB24,920 million (US$4,009 million) in fiscal year 2014. The increase was primarily due to the overall growth in our revenue and due to our revenue growing faster than the increases in our cost of revenue and expenses during the same period. Our income from operations in fiscal years 2013 and 2014 were affected by one-time expense items consisting of the Yahoo TIPLA amendment payment and an equity-settled donation expense, respectively.

Our operating margin increased from 31.1% in fiscal year 2013 (taking into account the one-time Yahoo TIPLA amendment payment, which amounted to 10.1% as a percentage of revenue) to 47.5% in fiscal year 2014 (taking into account the one-time equity-settled donation expense, which amounted to 2.4% as a percentage of revenue). The increase was primarily attributable to increases in our revenue without a corresponding significant increase in costs as we continued to benefit from the ongoing network effects of our online marketplaces and a highly scalable business model, as well as the effects of tax reform in China that replaced the business tax with VAT.

Interest and Investment Income, Net

Our net interest and investment income increased significantly from RMB39 million in fiscal year 2013 to RMB1,648 million (US$265 million) in fiscal year 2014. The increase was primarily due to an increase of RMB755 million in interest income as a result of higher interest rates and cash balances during the period, a decrease of RMB243 million in foreign exchange loss due to an exchange gain arising from a foreign currency denominated deposit held by us and an increase of RMB308 million of gain from our disposal of investments.

Interest Expense

Our interest expense increased by 39.6% from RMB1,572 million in fiscal year 2013 to RMB2,195 million (US$353 million) in fiscal year 2014, primarily due to an increase of RMB677 million in professional fees and upfront fees in connection with the refinancing of our US$4.0 billion credit facility and an increase of RMB122 million in bank interest expense resulting from a higher average loan amount outstanding during the period following entry into our US$8.0 billion credit facility in April 2013, of which US$5.0 billion was immediately drawn down, partially offset by a lower overall interest rate during that period. The increase was also partially offset by a decrease of RMB175 million in dividends paid on redeemable preference shares issued to Yahoo in September 2012, which we redeemed in May 2013.

Other Income, Net

Our other income, net increased by 171.7% from RMB894 million in fiscal year 2013 to RMB2,429 million (US$390 million) in fiscal year 2014, primarily due to an increase in royalty fees and software technology service fees received from Alipay as a result of an increase in the volume of transactions processed by, and the pre-tax income of, Alipay.

Income Tax Expenses

Our income tax expenses increased by 119.4% from RMB1,457 million in fiscal year 2013 to RMB3,196 million (US$514 million) in fiscal year 2014, primarily due to the increase in taxable profit from our operations in China. While the PRC EIT law imposes a unified enterprise income tax rate of 25% for both domestic enterprises and foreign invested enterprises, a number of our operating entities have enjoyed various tax incentives, such as the preferential tax rate of 15% granted to entities qualifying as High and New Technology Enterprises and a preferential tax rate of 10% granted to entities qualifying as key software enterprises. Our effective tax rate was 14.4% and 11.9% in fiscal year 2013 and 2014, respectively. The one-time Yahoo TIPLA amendment payment made in fiscal year 2013 did not reduce our taxable income and we were not able to use it to offset our taxable income.

Net Income

As a result of the foregoing, our net income increased significantly from RMB8,649 million in fiscal year 2013 to RMB23,403 million (US$3,764 million) in fiscal year 2014. Net income in fiscal year 2013 was also reduced by the one-time Yahoo TIPLA amendment payment.

Net Income Attributable to Noncontrolling Interest

Net income attributable to noncontrolling interest mainly represents the net income of Alibaba.com attributable to its public shareholders prior to its privatization in June 2012. Net income attributable to noncontrolling interest decreased by 24.8% from RMB117 million in fiscal year 2013 to RMB88 million (US$14 million) in fiscal year 2014, as there was no further net income attributable to noncontrolling interests related to Alibaba.com after the completion of its privatization.

Comparison of Fiscal Years 2012 and 2013

Revenue

	Year ended March 31,
	2012	2013
	RMB	RMB	% Change
	(in millions, except percentages)
China commerce	15,637	29,167	86.5%
International commerce	3,765	4,160	10.5%
Cloud computing and Internet infrastructure	515	650	26.2%
Others	108	540	400.0%

Total revenue	20,025	34,517	72.4%

Total revenue increased by 72.4% from RMB20,025 million in fiscal year 2012 to RMB34,517 million in fiscal year 2013. The increase was primarily driven by our rapidly growing China commerce retail business.

China Commerce

	Year ended March 31,
	2012	2013
	RMB	RMB	% Change
	(in millions, except percentages)
Revenue
China commerce retail business
Online marketing services	9,804	19,697	100.9%
Commission	2,915	6,161	111.4%
Others(1)	703	1,112	58.2%

	13,422	26,970	100.9%
China commerce wholesale business	2,215	2,197	(0.8)%

Total	15,637	29,167	86.5%

(1)	Primarily consists of storefront fees.

Revenue from our China commerce retail business increased by 100.9% from RMB13,422 million in fiscal year 2012 to RMB26,970 million in fiscal year 2013.

Revenue growth during this period occurred in the context of and reflected an increase of 62.4% in GMV transacted on these marketplaces, including a 50.1% increase in GMV transacted on Taobao Marketplace from RMB549 billion in fiscal year 2012 to RMB824 billion in fiscal year 2013 as well as a 121.9% increase in GMV transacted on Tmall from RMB114 billion in fiscal year 2012 to RMB253 billion in fiscal year 2013, the commencement of monetization of Juhuasuan in fiscal year 2013 (we launched Juhuasuan in 2010) and increase in demand for online marketing services. The overall increase in total GMV transacted on these marketplaces was primarily driven by a 39.8% increase in the number of buyers and to a lesser extent by an increase in the level of their spending. The rapid increase in GMV transacted on Tmall in particular was attributable to the increasing number of buyers making purchases on Tmall, reflecting consumer preferences for branded products and a premium shopping experience, increases in the level of spending of buyers and the beneficial impact of promotional events. Revenue growth was also positively affected by an increase in monetization rate from 2.02% in fiscal year 2012 to 2.50% in fiscal year 2013, which was mainly a result of an increase in demand for online marketing services, the higher GMV contribution from Tmall as a proportion of total GMV and correspondingly higher growth in commissions revenue which also benefited from the commencement of monetization of

Juhuasuan. The increase in China commerce retail revenue included a 100.9% increase in online marketing services revenue from RMB9,804 million in fiscal year 2012 to RMB19,697 million in fiscal year 2013, mainly as a result of increasing engagement by Taobao and Tmall merchants in using such services as well as the commencement of monetization of Juhuasuan. In addition, the increased GMV transacted on Tmall and commencement of monetization of Juhuasuan drove the 111.4% increase in commission revenue from RMB2,915 million in fiscal year 2012 to RMB6,161 million in fiscal year 2013.

Mobile revenue represented an immaterial amount of revenue during both of these periods.

Revenue from our China commerce wholesale business was RMB2,215 million in fiscal year 2012 and RMB2,197 million in fiscal year 2013, as the number of paying members remained relatively stable between the periods.

International Commerce

	Year ended March 31,
	2012	2013
	RMB	RMB	% Change
	(in millions, except percentages)
Revenue
International commerce retail business	223	392	75.8%
International commerce wholesale business	3,542	3,768	6.4%

Total	3,765	4,160	10.5%

Revenue from our international commerce retail business increased by 75.8% from RMB223 million in fiscal year 2012 to RMB392 million in fiscal year 2013. The main reason for the increase was an increase in GMV transacted on AliExpress, primarily from an increase in the number of buyers, particularly in the United States, Russia and Brazil.

Revenue from our international commerce wholesale business increased by 6.4% from RMB3,542 million in fiscal year 2012, of which 95.9% was from membership fees and value-added services and 4.1% was from online marketing services, to RMB3,768 million in fiscal year 2013, of which 90.5% was from membership fees and value-added services and 9.5% was from online marketing services. Revenue growth during this period was primarily due to an increase in the average revenue we generated from each member resulting from higher sales of value-added services.

Cost of Revenue

	Year ended March 31,
	2012	2013
	RMB	RMB	% Change
	(in millions, except percentages)
Cost of revenue	6,554	9,719	48.3%
Percentage of revenue	32.7%	28.2%

Our cost of revenue increased by 48.3% from RMB6,554 million in fiscal year 2012 to RMB9,719 million in fiscal year 2013. The increase was primarily due to an increase of RMB578 million in traffic acquisition costs from RMB1,004 million in fiscal year 2012 to RMB1,582 million in fiscal year 2013 resulting from the expansion of our use of third-party marketing affiliate programs to drive additional user traffic to our marketplaces, an increase of RMB407 million in payment processing fees resulting from an increase in GMV transacted on our retail marketplaces, an increase of RMB281 million in costs associated with our logistics services, an increase of RMB275 million in bandwidth and co-location fees and depreciation expenses primarily due to increased user traffic on our websites, an increase of RMB248 million in business taxes and related surcharges mainly as a result of revenue growth, which was partially offset by the effects of the replacement of the business tax with VAT in China starting from late fiscal year 2013, which is netted against revenue, and an increase of RMB245 million in payroll and benefits costs, including share-based compensation expense, mainly resulting from an increase in employee headcount to support our user growth, increased user engagement and delivery of new products and services.

Product Development Expenses

	Year ended March 31,
	2012	2013
	RMB	RMB	% Change
	(in millions, except percentages)
Product development expenses	2,897	3,753	29.5%
Percentage of revenue	14.5%	10.9%

Our product development expenses increased by 29.5% from RMB2,897 million in fiscal year 2012 to RMB3,753 million in fiscal year 2013. The increase was primarily due to an increase of RMB694 million in payroll and benefits costs, including share-based compensation expense, as we increased compensation packages to retain product development talent and an increase of RMB233 million in royalty fees paid to Yahoo driven by an increase in our revenue.

Sales and Marketing Expenses

	Year ended March 31,
	2012	2013
	RMB	RMB	% Change
	(in millions, except percentages)
Sales and marketing expenses	3,058	3,613	18.1%
Percentage of revenue	15.3%	10.5%

Our sales and marketing expenses increased by 18.1% from RMB3,058 million in fiscal year 2012 to RMB3,613 million in fiscal year 2013. The increase was primarily due to an increase of RMB375 million in online marketing and promotional spending to strengthen marketing of our Taobao Marketplace and Tmall brands, as well as an increase of RMB144 million in payroll and benefits costs, including share-based compensation expense and commissions paid to our sales staff, as we increased compensation packages to retain sales and marketing talent.

General and Administrative Expenses

	Year ended March 31,
	2012	2013
	RMB	RMB	% Change
	(in millions, except percentages)
General and administrative expenses	2,211	2,889	30.7%
Percentage of revenue	11.0%	8.3%

Our general and administrative expenses increased by 30.7% from RMB2,211 million in fiscal year 2012 to RMB2,889 million in fiscal year 2013. The increase was primarily due to an increase of RMB612 million in payroll and benefits expenses, including share-based compensation expense, as we increased compensation packages to incentivize our management and other administrative staff, which was partially offset by the decrease of RMB178 million in professional services fees.

Impairment of Goodwill and Intangible Assets

We conduct impairment assessments of our goodwill and intangible assets annually. In fiscal years 2012 and 2013, we concluded that the carrying amounts of certain reporting units exceeded their fair value and recorded an impairment charge of RMB135 million and RMB175 million, respectively.

Yahoo TIPLA Amendment Payment

Pursuant to the Yahoo TIPLA amendment, we made a lump sum payment in the amount of US$550 million in fiscal year 2013.

Income from Operations and Operating Margin

	Year ended March 31,
	2012	2013
	RMB	RMB	% Change
	(in millions, except percentages)
Income from operations	5,015	10,751	114.4%
Percentage of revenue	25.0%	31.1%

Our income from operations increased by 114.4% from RMB5,015 million in fiscal year 2012 to RMB10,751 million in fiscal year 2013. The increase was primarily due to the overall growth in our revenue and due to our revenue growing faster than the increases in our cost of revenue and expenses during the same period, taking into account the one-time Yahoo TIPLA amendment payment made in fiscal year 2013 as discussed above.

Our operating margin increased from 25.0% in fiscal year 2012 to 31.1% in fiscal year 2013, taking into account the one-time Yahoo TIPLA amendment payment, which amounted to 10.1% as a percentage of revenue. The increase was primarily attributable to increases in our revenue. We also benefited from the network effects of our online marketplaces and a highly scalable business model as well as the effects of tax reform in China that replaced the business tax with VAT.

Interest and Investment Income, Net

Our net interest and investment income decreased by 84.9% from RMB258 million in fiscal year 2012 to RMB39 million in fiscal year 2013. The decrease was primarily due to foreign exchange losses of RMB271 million arising from the revaluation of a foreign currency denominated inter-company loan and a decrease in interest income of RMB149 million as a result of lower interest rates, partially offset by investment gains of RMB100 million in fiscal year 2013 from a loss of RMB135 million in fiscal year 2012, resulting from changes in the fair value of our investment securities held for trading.

Interest Expense

Our interest expense increased significantly from RMB68 million in fiscal year 2012 to RMB1,572 million in fiscal year 2013, primarily due to an increase of RMB849 million in interest expense relating to bank borrowings to partially finance the privatization of Alibaba.com in June 2012 and repurchase of our ordinary shares from Yahoo in September 2012, as well as RMB271 million of dividends paid on redeemable preference shares issued to Yahoo in September 2012, which we redeemed in May 2013.

Other Income, Net

Our other income, net, increased by 173.4% from RMB327 million in fiscal year 2012 to RMB894 million in fiscal year 2013. The increase was primarily due to an increase of RMB250 million in royalty fees and software technology service fees paid by Alipay as a result of an increase in the volume of transactions processed by, and the pre-tax income of, Alipay, as well as an increase of RMB188 million in government grants received from central and local governments.

Income Tax Expenses

Our income tax expenses increased by 73.0% from RMB842 million in fiscal year 2012 to RMB1,457 million in fiscal year 2013, primarily due to the increase in taxable profit from our operations in China. While PRC income tax law imposes a unified corporate income tax rate of 25% for both domestic enterprises and foreign invested enterprises, a number of our operating entities enjoyed various tax incentives in fiscal year 2012 through fiscal year 2013. Our effective tax rate was 15.2% and 14.4% in fiscal years 2012 and 2013, respectively.

Net Income

As a result of the foregoing, our net income increased by 85.4% from RMB4,665 million in fiscal year 2012 to RMB8,649 million in fiscal year 2013. Net income in fiscal year 2013 was reduced by the one-time Yahoo TIPLA amendment payment in the amount of US$550 million.

Net Income Attributable to Noncontrolling Interest

Net income attributable to noncontrolling interest primarily represents the net income of Alibaba.com attributable to its public shareholders prior to its privatization in June 2012, which decreased by 73.2% from RMB437 million in fiscal year 2012 to RMB117 million in fiscal year 2013, as there was no further net income attributable to noncontrolling interests related to Alibaba.com after the completion of its privatization.

Quarterly Results of Operations

The following table sets forth our unaudited consolidated statement of operations data for each of the twelve quarters from April 1, 2011 to March 31, 2014. The unaudited quarterly statement of operations data set forth below have been prepared on a basis consistent with our audited annual consolidated financial statements and we believe includes all normal recurring adjustments necessary for a fair statement of the financial information contained in those statements. Our historical results are not necessarily indicative of the results that may be expected in the future. The following quarterly financial data should be read in conjunction with our audited consolidated financial statements and the related notes included elsewhere in this prospectus.

	Three months ended
	Jun. 30, 2011	Sep. 30, 2011	Dec. 31, 2011	Mar. 31, 2012	Jun. 30, 2012	Sep. 30, 2012	Dec. 31, 2012	Mar. 31, 2013	Jun. 30, 2013	Sep. 30, 2013	Dec. 31, 2013	Mar. 31, 2014
	(in millions of RMB)
Revenue:
China commerce	3,007	3,285	5,371	3,974	5,601	6,152	10,172	7,242	9,193	9,213	16,761	9,965
International commerce	950	949	945	921	974	1,049	1,094	1,043	1,117	1,176	1,264	1,294
Cloud computing and Internet infrastructure	129	104	138	144	155	164	165	166	174	190	196	213
Others	17	14	31	46	63	92	162	223	294	371	524	559

Total revenue	4,103	4,352	6,485	5,085	6,793	7,457	11,593	8,674	10,778	10,950	18,745	12,031
Costs and expenses:(1)
Cost of revenue	(1,356)	(1,441)	(2,027)	(1,730)	(2,158)	(2,373)	(2,911)	(2,277)	(2,727)	(3,001)	(4,171)	(3,470)
Product development expenses	(640)	(692)	(816)	(749)	(848)	(888)	(1,163)	(854)	(1,018)	(1,168)	(1,707)	(1,200)
Sales and marketing expenses	(662)	(826)	(929)	(641)	(869)	(974)	(1,249)	(521)	(713)	(657)	(1,897)	(1,278)
General and administrative expenses	(524)	(534)	(583)	(570)	(537)	(804)	(1,003)	(545)	(865)	(793)	(2,046)	(514)
Yahoo TIPLA amendment payment	—	—	—	—	—	(3,487)	—	—	—	—	—	—
Total costs and expenses	(3,218)	(3,537)	(4,529)	(3,726)	(4,448)	(8,563)	(6,533)	(4,222)	(5,358)	(5,702)	(9,944)	(6,580)

Income (loss) from operations	885	815	1,956	1,359	2,345	(1,106)	5,060	4,452	5,420	5,248	8,801	5,451

Net income (loss) attributable to ordinary shareholders	775	560	1,502	1,391	1,722	(1,560)	4,045	4,197	4,384	4,883	8,266	5,543

(1) Share-based compensation expense	457	314	263	220	279	462	293	225	396	864	659	925

The following table sets forth our quarterly results of operations as a percentage of revenues of the relevant period.

	Three months ended
	Jun. 30, 2011	Sep. 30, 2011	Dec. 31, 2011	Mar. 31, 2012	Jun. 30, 2012	Sep. 30, 2012	Dec. 31, 2012	Mar. 31, 2013	Jun. 30, 2013	Sep. 30, 2013	Dec. 31, 2013	Mar. 31, 2014
	(as a percentage of revenue)
Revenue:
China commerce	73.3	75.5	82.8	78.2	82.5	82.5	87.8	83.5	85.3	84.1	89.4	82.8
International commerce	23.2	21.8	14.6	18.1	14.3	14.1	9.4	12.0	10.4	10.7	6.7	10.8
Cloud computing and Internet infrastructure	3.1	2.4	2.1	2.8	2.3	2.2	1.4	1.9	1.6	1.7	1.0	1.8
Others	0.4	0.3	0.5	0.9	0.9	1.2	1.4	2.6	2.7	3.5	2.9	4.6

Total revenue	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Costs and expenses:(1)
Cost of revenue	(33.0)	(33.1)	(31.3)	(34.0)	(31.8)	(31.8)	(25.1)	(26.3)	(25.3)	(27.4)	(22.3)	(28.8)
Product development expenses	(15.6)	(15.9)	(12.6)	(14.7)	(12.5)	(11.9)	(10.0)	(9.8)	(9.4)	(10.7)	(9.1)	(10.0)
Sales and marketing expenses	(16.1)	(19.0)	(14.3)	(12.6)	(12.8)	(13.1)	(10.8)	(6.0)	(6.6)	(6.0)	(10.1)	(10.6)
General and administrative expenses	(12.8)	(12.3)	(9.0)	(11.2)	(7.9)	(10.8)	(8.7)	(6.3)	(8.0)	(7.2)	(10.9)	(4.3)
Yahoo TIPLA amendment payment	—	—	—	—	—	(46.8)	—	—	—	—	—	—
Total costs and expenses	(78.4)	(81.3)	(69.8)	(73.3)	(65.5)	(114.8)	(56.4)	(48.7)	(49.7)	(52.1)	(53.0)	(54.7)

Income (loss) from operations	21.6	18.7	30.2	26.7	34.5	(14.8)	43.6	51.3	50.3	47.9	47.0	45.3

Net income (loss) attributable to ordinary shareholders	18.9	12.9	23.2	27.4	25.3	(20.9)	34.9	48.4	40.7	44.6	44.1	46.1

(1) Share-based compensation expense	11.1	7.2	4.1	4.3	4.1	6.2	2.5	2.6	3.7	7.9	3.5	7.7

The following table sets forth GMV and the percentage of mobile GMV transacted on our China retail marketplaces during the relevant period.

	Three months ended
	Jun. 30, 2011	Sep. 30, 2011	Dec. 31, 2011	Mar. 31, 2012	Jun. 30, 2012	Sep. 30, 2012	Dec. 31, 2012	Mar. 31, 2013	Jun. 30, 2013	Sep. 30, 2013	Dec. 31, 2013	Mar. 31, 2014
GMV (in billions of RMB)(1)
Taobao Marketplace GMV	114	119	172	145	167	179	255	223	257	275	346	295
Tmall GMV	17	22	41	33	42	49	91	71	88	99	183	135
Total GMV	131	141	213	178	209	228	346	294	345	374	529	430
Mobile GMV (as a percentage of total GMV)	1.4%	1.7%	2.5%	3.8%	4.6%	5.6%	7.4%	10.7%	12.0%	14.7%	19.7%	27.4%

(1)	GMV generated from traffic through Juhuasuan is recorded as either Taobao Marketplace GMV or Tmall GMV depending on which of these two marketplaces the transaction is completed. GMV generated from traffic through Juhuasuan was RMB58.2 billion (US$9.4 billion) in fiscal year 2014.

Quarterly Trends

Our overall operating results fluctuate from quarter to quarter as a result of a variety of factors, including seasonal factors and economic cycles that influence consumer spending as well as promotional shopping activities we conduct.

Historically, we have experienced the highest levels of revenues in the fourth calendar quarter of each year due to a number of factors, including sellers allocating a significant portion of their online marketing budgets to the fourth calendar quarter, promotions, such as Singles Day on November 11 of each year and the impact of seasonal buying patterns in respect of certain categories such as apparel. We have also experienced lower levels of revenues in the first calendar quarter of each year due to a lower level of allocation of online marketing budgets by sellers at the beginning of the calendar year and the Chinese New Year holiday, during which time consumers generally spend less and businesses in China are generally closed. In addition, seasonal weather patterns may affect the timing of buying decisions. For example, unexpectedly long periods of warm weather could delay the purchase of heavier clothing items that have higher average selling prices, resulting in lower than expected GMV.

During the quarter ended December 31, 2012, we generated revenues of RMB11,593 million, which represented 33.6% of our revenues in fiscal year 2013, and during the quarter ended December 31, 2013, we generated revenues of RMB18,745 million, which represented 35.7% of our revenues in fiscal year 2014. During the quarter ended December 31, 2013, our revenue grew 61.7% over the same period in 2012, which was primarily driven by the growth of revenue from our China retail marketplaces while our GMV growth was 52.9%. The higher growth in revenue was due to a higher monetization rate of 3.05% in the quarter ended December 31, 2013 compared to 2.77% in the same period in 2012. The increase in monetization rate was primarily a result of the higher GMV contribution from Tmall as a portion of total GMV, higher online marketing budgets by merchants, particularly for promotional events related to Singles Day, as well as an increase in the mobile monetization rate from 0.55% in the quarter ended December 31, 2012 to 1.12% in the quarter ended December 31, 2013 as we began monetizing our mobile GMV beyond commissions through the introduction of online marketing services through mobile interfaces in this quarter. The net loss of RMB1,560 million in the quarter ended September 30, 2012 was due to the one-time Yahoo TIPLA amendment payment of US$550 million. The decrease in cost of revenue as a percentage of revenue starting from the quarter ended December 31, 2012 was mainly due to the replacement of business tax with VAT, which is netted against revenue, and due to increased operating leverage of our marketplace business model. The quarter-over-quarter increase of RMB1,253 million in general and administrative expenses during the quarter ended December 31, 2013 was due to a one-time equity-settled donation expense of RMB1,269 million.

Revenues increased by 38.7% from RMB8,674 million in the quarter ended March 31, 2013 to RMB12,031 million in the quarter ended March 31, 2014, which was primarily driven by the growth of revenue from our China retail marketplaces while GMV grew by 46.2% from RMB294 billion to RMB430 billion over the same periods, including 32.3% and 90.1% increases in Taobao Marketplace GMV and Tmall GMV, respectively. The revenue growth was lower than the GMV growth in this period due to lower monetization rates, which was primarily a result of higher mobile GMV as a percentage of total GMV from 10.7% to 27.4% in the quarter ended March 31, 2014 over the same period in 2013. While our mobile monetization rate increased from 0.47% to 0.98% in the quarter ended March 31, 2014 over the same period in 2013, it was lower than our non-mobile monetization rate. The year-over-year decrease in operating margin during the quarter ended March 31, 2014 was primarily due to an increase in sales and marketing expenses to promote our China retail marketplaces and mobile commerce as well as the increase in share-based compensation relating to the re-measurement to fair value of share-based awards granted to employees of Alipay, which awards are re-measured to fair value at each period end.

Our business is directly affected by the behavior of buyers and sellers on our marketplaces as well as overall consumer sentiment and activity levels. Consequently, the results of any prior quarterly or annual periods should not be relied upon as indications of our future operating or financial performance.

Liquidity and Capital Resources

We fund our operations primarily from cash generated from our operations. As of March 31, 2014, we had cash and cash equivalents and short-term investments of RMB33,045 million (US$5,316 million) and

RMB10,587 million (US$1,703 million), respectively. Short-term investments mainly consist of fixed deposits with maturities between three months and one year.

The following table sets out a summary of our cash flows for the periods indicated.

	Year ended March 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
	(in millions)
Net cash provided by operating activities	9,275	14,476	26,379	4,242
Net cash (used in) provided by investing activities	(125)	545	(32,997)	(5,307)
Net cash provided by (used in) financing activities	475	(1,406)	9,364	1,507

We believe that our current levels of cash and cash flows from operations will be sufficient to meet our anticipated cash needs for at least the next twelve months. However, we may need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions, which may include investing in technology, our underlying technical infrastructure, including data management and analytics solutions, or related talent. If we determine that our cash requirements exceed our amounts of cash on hand, we may seek to issue debt or equity securities or obtain additional credit facilities or other sources of funding.

Cash Provided by Operating Activities

Cash provided by operating activities in fiscal year 2014 was RMB26,379 million (US$4,242 million) and primarily consisted of net income of RMB23,403 million (US$3,764 million), as adjusted for non-cash items and the effects of changes in working capital and other activities. Adjustment for non-cash items primarily included RMB2,844 million (US$457 million) of share-based compensation expense, RMB1,269 million (US$204 million) of equity-settled donation expense, RMB1,466 million (US$236 million) of deferred income taxes and RMB1,339 million (US$215 million) of depreciation and amortization expenses. Changes in working capital and other activities primarily consisted of an increase of RMB9,175 million (US$1,476 million) in loan receivables as a result of the continued growth of our SME loan business and an increase of RMB3,567 million (US$574 million) in prepayments, receivables and other assets as a result of the growth of our business, partially offset by an increase of RMB3,992 million (US$642 million) in accrued expenses, accounts payable and other current liabilities as a result of the growth of our business and an increase of RMB1,628 million (US$262 million) in merchants deposits, which relate to merchants operating on Tmall.

Cash provided by operating activities in fiscal year 2013 was RMB14,476 million and primarily consisted of net income of RMB8,649 million, as adjusted for non-cash items and the effects of changes in working capital and other activities. Adjustment for non-cash items primarily included RMB1,259 million of share-based compensation expense and RMB805 million of depreciation and amortization expenses. Changes in working capital and other activities primarily consisted of an increase of RMB3,657 million in accrued expenses and other current liabilities as a result of the growth of our business and an increase of RMB2,338 million in merchants deposits, which relate to merchants operating on Tmall, partially offset by an increase of RMB2,828 million in loan receivables as a result of the growth of our SME loan business.

Cash provided by operating activities in fiscal year 2012 was RMB9,275 million and primarily consisted of net income of RMB4,665 million, as adjusted for non-cash items and the effects of changes in working capital and other activities. Adjustment for non-cash items primarily included RMB1,254 million of share-based compensation expense, RMB715 million of depreciation and amortization expenses and RMB138 million of realized and unrealized loss on investment securities. Changes in working capital and other activities primarily consisted of an increase of RMB1,332 million in accrued expenses and other current liabilities as a result of the growth of our business and headcount, and an increase of RMB583 million in merchants deposits, which relate to merchants operating on Tmall.

Cash (Used in) Provided by Investing Activities

Cash used in investing activities was RMB32,997 million (US$5,307 million) in fiscal year 2014 and was primarily attributable to RMB16,468 million (US$2,649 million) in equity investments mainly held for strategic purposes, including UCWeb, Weibo and AutoNavi, a net increase in short-term investments of RMB8,304 million (US$1,336 million) and acquisitions of land use rights, construction in progress and other property, equipment and intangible assets of RMB4,776 million (US$768 million) primarily in connection with the continued expansion of our corporate campuses and the purchase of computer equipment.

Cash provided by investing activities was RMB545 million in fiscal year 2013 and was primarily attributable to a net decrease in short-term investments of RMB2,589 million and a net decrease in restricted cash of RMB334 million. The net decrease in restricted cash was mainly attributable to the release of restricted cash of RMB1,177 million from an escrow account following the completion of the Alibaba.com privatization in June 2012 and a release of RMB1,000 million in deposits for a one-time consumer protection program offered by Tmall that we funded in fiscal year 2012, which was partially offset by the increase in restricted cash of RMB1,884 million for our debt servicing reserve account required by our US$4.0 billion credit facility drawn in September 2012. These amounts were partially offset by payments for acquisitions of land use rights, construction in progress and other property, equipment and intangible assets of RMB2,503 million primarily in connection with the expansion of our corporate campuses and the purchase of computer equipment.

Cash used in investing activities was RMB125 million in fiscal year 2012 and was primarily attributable to acquisitions of land use rights, construction in progress and other property, equipment and intangible assets of RMB2,168 million primarily in connection with the expansion of our corporate campuses and the purchase of computer equipment, restricted cash of RMB2,108 million, primarily including RMB1,177 million that was put into escrow pending completion of the privatization of Alibaba.com and RMB1,000 million for consumer protection programs offered by Tmall in connection with a one-time program that we funded using our own money for consumer protection, acquisitions of equity investees of RMB761 million, acquisitions of available-for-sale and held-to-maturity investment securities of RMB508 million and loans to employees, net of repayments, of RMB305 million. These amounts were partially offset by proceeds from the net decrease in short-term investments of RMB3,728 million and proceeds from disposals of available-for-sale investment securities of RMB1,966 million.

Cash (Used in) Provided by Financing Activities

Cash provided by financing activities was RMB9,364 million (US$1,507 million) in fiscal year 2014, and was primarily attributable to a drawdown of RMB29,947 million, or US$5.0 billion, from our US$8.0 billion credit facility, RMB24,788 million (US$3,988 million) of which was used for the refinancing of the US4.0 billion credit facility obtained in September 2012 and the payment of accrued and unpaid interest, and RMB5,131 million (US$825 million) of which was used to redeem the Yahoo preference shares and the accrued and unpaid dividends thereon, as well as a net increase of RMB7,166 million (US$1,153 million) in secured borrowings underlying our transfers of micro loans to third-party financial institutions.

Cash used in financing activities was RMB1,406 million in fiscal year 2013 and was primarily attributable to the repurchase of our ordinary shares from Yahoo of RMB40,111 million and the privatization of Alibaba.com of RMB15,134 million. These amounts were partially offset by a drawdown of RMB24,463 million from our US$4.0 billion credit facility, proceeds from the issuance of ordinary shares to third-party investors and through the exercise of options by our employees totaling RMB16,792 million, proceeds from the issuance of convertible preference shares issued to third-party investors of RMB10,542 million and a net increase of RMB2,098 million in secured borrowings underlying our transfers of micro loans to third-party financial institutions.

Cash provided by financing activities was RMB475 million in fiscal year 2012, and was primarily attributable to proceeds from the issuance of ordinary shares in connection with the exercise of options by our employees of RMB618 million, and a net increase in borrowings of RMB121 million. These amounts were offset by payments for the acquisition of shares of Alibaba.com as part of an open market share repurchase program of RMB419 million.

Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of March 31, 2014:

	Payment due by period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in millions of RMB)
Contractual Obligations
Short term borrowings(1)	1,100	1,100	—	—	—
Long term borrowings(2)	31,484	—	26,699	4,785	—
Secured borrowings	9,264	9,264	—	—	—
Contractual Commitments
Purchase of property and equipment	980	980	—	—	—
Construction of corporate campuses	1,562	919	643	—	—
Leases for office facility and transportation equipment	420	198	210	4	8
Investment commitments	12,333	12,333	—	—	—
Co-location, bandwidth fees and marketing expenses	3,407	884	1,431	1,092	—

Total	60,550	25,678	28,983	5,881	8

(1)	Excluding estimated interest payments of RMB23 million assuming the applicable interest rates in effect as of March 31, 2014. The majority of the borrowings are subject to floating interest rates.
(2)	Excluding estimated interest payments of RMB2,301 million in total and RMB866 million, RMB1,240 million and RMB195 million over the periods of less than one year, one to three years and three to five years from April 1, 2014, respectively, assuming the applicable interest rates in effect as of March 31, 2014. Substantially all of the borrowings are subject to floating interest rates.

As of March 31, 2014, our bank borrowings consisted of a US$8.0 billion credit facility, of which US$5.0 billion had been drawn down. We subsequently drew down the remaining US$3.0 billion in April 2014. The interest rate for this credit facility is calculated based on LIBOR plus an applicable margin. The facility was entered into for purposes of refinancing a US$4.0 billion credit facility entered into during fiscal year 2013 and paying any accrued and unpaid interest thereon, redeeming the Yahoo preference shares together with any accrued and unpaid dividends thereon, and for working capital and general corporate purposes. Bank borrowings are secured by equity interests in our major offshore subsidiaries and a pledge of bank deposits of RMB209 million (US$34 million), which are included in restricted cash and escrow receivables. We intend to repay our U.S. dollar-denominated loans through the remittance of dividends from our wholly foreign-owned enterprises in the PRC through conversion of Renminbi into U.S. dollars in compliance with relevant laws, rules and regulations governing foreign-invested enterprises in China and the conversion of Renminbi into foreign currencies. See “Risk Factors — Risks Relating to Doing Business in the People’s Republic of China — We rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries to fund offshore cash and financing requirements” and “Risk Factors — Risks Relating to Doing Business in the People’s Republic of China — Restrictions on currency exchange may limit our ability to utilize our revenue effectively” elsewhere in this prospectus. In addition, following the completion of this offering, we expect to have additional offshore financing resources, including the availability of equity or debt financing to generate cash that may be used to repay our U.S. dollar-denominated loans or other obligations.

Under the terms of our US$8.0 billion credit facility, we are required to maintain certain financial ratios and are subject to certain other covenants. These include a requirement to maintain an offshore group leverage ratio of no more than 3:1 and an interest cover ratio of no less than 4:1. Offshore group leverage is defined as the ratio of total net debt of our company (excluding, among others, indebtedness of project companies and finance companies and deducting offshore cash) less the amount credited to the debt service reserve account to EBITDA, as defined in our credit facility, which differs from the definition of adjusted EBITDA included in this prospectus. Interest cover is defined as the ratio of EBITDA to gross interest paid or payable by our company. We are also restricted from, among other covenants:

•	disposing all or a substantial part of any major material subsidiary, which are subsidiaries representing 5% of EBITDA or more;

•	maintaining an aggregate outstanding onshore indebtedness of certain subsidiaries of more than RMB9,500 million;

•	creating any security interest over assets of Alibaba Group Holding Limited and certain of our subsidiaries;

•	engaging in certain financing transactions; and

•	changing the general nature of our business.

In addition, we are required to continue to own 100% of Taobao China Holding Limited and 100% of Alibaba.com China Limited. We are also required to repay the US$8.0 billion credit facility upon a change of control of our company or if it becomes unlawful for a lender to perform its obligations under the credit facility.

We have entered into arrangements with certain third-party financial institutions under which we transferred the legal title or economic benefits in micro loan receivables in exchange for cash proceeds. We continue to provide management, administration and collection services on the transferred loan receivables and are subject to certain provisions which require us to absorb a portion of the losses incurred in the outstanding portfolio of loan receivables upon an event of default. We are considered to have retained control over the transferred loan receivables due to the existence of such provisions; accordingly such loan receivables did not meet the requirements for asset derecognition. We recognize such loan receivables as pledged assets, and the proceeds received from the transfers are recognized as secured borrowings. Such pledged assets are included in loan receivables totaling RMB10,217 million (US$1,644 million) as of March 31, 2014. In the event of defaults under these pledged loan receivables, our maximum potential loss would have been RMB3,152 million (US$507 million) as of March 31, 2014.

In addition to our bank borrowings as of March 31, 2014, one of our PRC subsidiaries entered into a RMB1.0 billion loan facility agreement with the International Finance Corporation, a member of the World Bank Group, in April 2014. The principal of the loan will be repayable in twelve months from the drawdown date, and may be extended for an additional twelve months at our option. The loan facility carries interest at a rate based on the lender’s cost of capital plus a spread of 2.25% or 2.75% per annum during the first and second year of the loan period, respectively. Interest payments will be repayable semi-annually in arrears. There is no collateral or guarantee provided by our company for this loan facility. The drawdown of this loan facility was completed in May 2014. This loan facility will primarily be used to expand the capital base of our micro loan business.

Capital Expenditures

Our capital expenditures have been incurred primarily in relation to (1) the acquisition of land use rights and construction of corporate campuses and office facilities in Hangzhou, Beijing and Shenzhen and (2) the acquisition of computer equipment relating to the operation of our websites, furniture and office equipment and leasehold improvements for our office facilities. In fiscal years 2012, 2013 and 2014, our capital expenditures totaled RMB2,168 million, RMB2,503 million and RMB4,776 million (US$768 million), respectively.

Inflation

Inflation in China has not materially impacted our results of operations in recent years. According to the National Bureau of Statistics of China, the year-over-year increase in the consumer price index in calendar years 2011, 2012 and 2013 was 5.4%, 2.6% and 2.6%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher inflation rates in China.

Contingent Liabilities

As part of the repurchase of a portion of our ordinary shares from Yahoo in September 2012, we agreed to reimburse Yahoo in the event PRC tax is imposed on the capital gains realized by Yahoo in connection with the repurchase, equal to the lesser of (i) one half of the excess of (a) such PRC tax liability over (b) certain tax credits which Yahoo may utilize to reduce the amount of tax imposed in the United States, and (ii) US$100 million (RMB622 million). As of March 31, 2014, given the uncertainty in interpretation of the applicability of PRC tax to the repurchase as well as the magnitude of such capital gain, we have determined that the amount of such payment is not reasonably estimable. As such, we have not accrued any contingent loss in connection with this arrangement as of March 31, 2014.

Off-balance Sheet Commitments and Arrangements

We did not have any off-balance sheet arrangements in fiscal year 2012, 2013 or 2014.

Holding Company Structure

We are a holding company with no operations other than ownership of operating subsidiaries in Hong Kong, China and elsewhere that own and operate our marketplaces and other businesses as well as a portfolio of intellectual property rights. As a result, we rely on dividends and other distributions paid by our operating subsidiaries, including funds to pay dividends to our shareholders or to service our outstanding debts. The terms of our US$8.0 billion credit facility require us to maintain a minimum level of cash in a debt service reserve account, which will not be available to us to fund dividends or other distributions. Such minimum amount is stipulated as the amount for us to make required principal and interest payments that are due within a three-month period as determined from time to time, which amount was RMB209 million (US$34 million) as of March 31, 2014. If our operating subsidiaries incur additional debt on their own behalf in the future, the instruments governing the debt may restrict the ability of our operating subsidiaries to pay dividends or make other distributions to us. In addition, applicable PRC law permits payment of dividends to us by our operating subsidiaries in China only out of their net income, if any, determined in accordance with PRC accounting standards and regulations. Moreover, our operating subsidiaries in China are also required to set aside a portion of their net income, if any, each year to fund general reserves for appropriations until such reserve has reached 50% of the related subsidiary’s registered capital. These reserves are not distributable as cash dividends. In addition, registered share capital and capital reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each operating subsidiary. As of March 31, 2014, these restricted assets totaled RMB18,943 million (US$3,047 million). See note 22 to our consolidated financial statements included elsewhere in this prospectus.

Our holding company structure differs from some of our peers in that we hold our material assets and operations, except for ICP and other licenses for regulated activities, in our wholly-foreign owned enterprises and most of our revenue is generated directly by the wholly-foreign owned enterprises. As revenue is generated directly by our wholly-foreign owned enterprises, the wholly-foreign owned enterprises directly capture the profits and associated cash flow from operations, without having to rely on contractual arrangements to transfer such cash flow from the variable interest entities to the wholly-foreign owned enterprises. In fiscal years 2012, 2013 and 2014, the significant majority of our revenues were generated by our wholly-foreign owned enterprises in China. See “Our History and Corporate Structure” for a description of these contractual arrangements and the structure of our company.

Quantitative and Qualitative Analysis about Market Risk

Foreign Exchange Risk

Foreign currency risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations. Although we operate businesses in different countries, substantially all of our revenue-generating transactions, and a majority of our expense-related transactions, are denominated in Renminbi, which is the functional currency of our major operating subsidiaries and the reporting currency of our financial statements. We do not hedge against currency risk.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again, and it has appreciated more than 10% since June 2010. In April 2012, the PRC government announced that it would allow greater Renminbi exchange rate fluctuation. However, it remains unclear how this announcement might be implemented. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in greater fluctuations of the Renminbi against the U.S. dollar. Accordingly, it is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would reduce the Renminbi amount we receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, servicing our outstanding debts, or for other business purposes, appreciation of the U.S. dollar against the Renminbi would reduce the U.S. dollar amounts available to us. As of March 31, 2014, we had U.S. dollar-denominated debt outstanding of US$5.0 billion. If the U.S. dollar had appreciated/depreciated by 10% against the Renminbi, our interest payments as to these debt would have increased/decreased by RMB126 million (US$20 million) in fiscal year 2014.

As of March 31, 2014, we had Renminbi-denominated cash and cash equivalents and short term investments of RMB43,024 million and U.S. dollar-denominated cash and cash equivalents of US$89 million. Assuming we had converted RMB43,024 million into U.S. dollars at the exchange rate of RMB6.2164 for US$1.00 as of March 31, 2014, our total U.S. dollar cash balance would have been US$7,010 million. If the Renminbi had depreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have been US$6,381 million.

Interest Rate Risk

Our main interest rate exposure relates to bank borrowings. We also have interest-bearing assets, including cash and cash equivalents, short-term investments, restricted cash and loan receivables. We manage our interest rate exposure with a focus on reducing our overall cost of debt and exposure to changes in interest rates. From time to time, we use derivatives, such as interest rate swaps, to manage our interest rate exposure. After taking into consideration the interest rate swaps that are entered into for hedging purposes, approximately 80% of the aggregate principal amount of our bank and other debt was at floating rates, and the remaining 20% was at fixed rates as of March 31, 2014.

As of March 31, 2014, if interest rates increased/decreased by 1%, with all other variables having remained constant, and assuming the amount of bank borrowings outstanding at the end of the year was outstanding for the entire year, profit attributable to equity owners of our company would have been RMB365 million (US$59 million) higher/lower, respectively, mainly as a result of higher/lower interest income from our cash and cash equivalents and loan receivables.

Market Price Risk

We are exposed to market price risk primarily with respect to investment securities held by us which are reported at fair value. A substantial portion of our investment in equity investees represents unlisted equity securities which are all held for long-term appreciation or for strategic purposes and not subject to market price risk. We are not exposed to commodity price risk.

The sensitivity analysis is determined based on the exposure of financial assets at fair value to market price risks related to equity and debt securities at the end of each reporting period. The securities we hold are accounted for as trading or available-for-sale based on our investment intent. Their changes in fair values are recorded as income for trading securities or through equity for available-for-sale securities, respectively. If market prices of the respective instruments held by us had been 1% higher/lower as of March 31, 2014, our investment securities would have been approximately RMB22 million (US$4 million) higher/lower, of which the majority of such amounts relating to trading securities will be recognized as income or loss during the respective period.

Critical Accounting Policies and Estimates

Our significant accounting policies are set forth in note 2 to our audited consolidated financial statements included elsewhere in this prospectus. The preparation of our consolidated financial statements requires our management to make estimates and assumptions that affect the amount reported in consolidated financial statements. These estimates and assumptions are periodically re-evaluated by management and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results may differ significantly from those estimates and assumptions. We have identified the following accounting policies as the most critical to an understanding of our financial position and results of operations, because the application of these policies requires significant and complex management estimates, assumptions and judgment, and the reporting of materially different amounts could result if different estimates or assumptions were used or different judgments were made.

Recognition of Revenue

Revenue principally represents marketing services revenue, commissions on transactions, membership and storefront fees and cloud computing revenue. Revenue comprises the fair value of the consideration received or receivable for the provision of services in our ordinary course activities and is recorded net of VAT. Consistent with the criteria of ASC 605 “Revenue Recognition,” we recognize revenue when the following four revenue recognition criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been provided, (iii) the selling price is fixed or determinable, and (iv) collectability is reasonably assured.

The application of various accounting principles related to the measurement and recognition of revenue requires us to make judgments and estimates. Specifically, complex arrangements with non-standard terms and conditions may require significant contract interpretation to determine the appropriate accounting treatment, including whether the deliverables specified in a multiple element arrangement should be treated as separate units of accounting. Other significant judgments include determining whether we are acting as the principal or the agent in a transaction and whether separate contracts are considered part of a single arrangement.

For multiple element arrangements with customers, which primarily relate to the sale of membership packages and online marketing services on our international wholesale marketplace, the arrangement consideration is allocated at the inception of the arrangement to each element based on their relative fair values for revenue recognition purposes. The consideration is allocated to each element using vendor-specific objective evidence or third-party evidence of the standalone selling price for each deliverable, or if neither type of evidence is available, using management’s best estimate of selling price. Significant judgment is required in assessing the fair values of these elements by considering standalone selling price and other observable data. Changes in the estimated fair values may cause the revenue recognized for each element to change but not the total amount of revenue allocated to a contract. We periodically re-assess the fair value of the elements as a result of changes in market conditions. For other arrangements, we apply significant judgment in determining whether we are acting as the principal or agent in a transaction; we record revenue from P4P marketing services and display marketing on a gross basis, and revenue relating to the Taobaoke program on a net basis. Generally, when we are primarily obligated in a transaction and are subject to inventory risk or have latitude in establishing prices, or have several but not all of these indicators, we record revenue on a gross basis. We record the net amount as revenue share earned if we are not primarily obligated and do not have inventory risk or latitude in establishing prices. In addition, we also assess whether separate contracts are treated as a single transaction. These judgments could have significant implications on the amount of revenue recognized by us.

Share-based Compensation Expense and Valuation of Our Ordinary Shares

We account for various types of share-based awards granted to the employees, consultants and directors of our company, our affiliates and certain other companies, such as Alipay in accordance with the authoritative guidance on share-based compensation expense. Under the fair value recognition provision of such guidance, compensation for share-based awards granted, including share options, restricted shares and RSUs, is measured at the grant date, or at future vesting date in the case of consultants or other grantees, based on the fair value of the awards and is recognized as expense over the requisite service period, which is generally the vesting period of the respective award, on an accelerated attribution method. Therefore, in the case of share-based awards to non-employees, the fair value of the unvested portion is re-measured each period, with the resulting difference, if any, recognized as expense during the period the related services are rendered. Under the accelerated attribution method, each vesting installment of a graded vesting award is treated as a separate share-based award, accordingly each vesting installment is separately measured and attributed to expense, resulting in accelerated recognition of share-based compensation expense.

Share-based compensation expense is recorded net of estimated forfeitures in our consolidated income statement and as such is recorded for only those share-based awards that we expect to vest. We estimate the forfeiture rate based on historical forfeitures of equity awards and adjust the rate to reflect changes in facts and circumstances, if any. We revise our estimated forfeiture rate if actual forfeitures differ from our initial estimates.

Determining the fair value of share-based awards requires significant judgment. We estimated the fair value of our share options using the Black-Scholes option-valuation model, which requires inputs such as the fair value of our ordinary shares, risk-free interest rate, expected dividend yield, expected life and expected volatility on the following assumptions:

•	Fair value of our ordinary shares – as our ordinary shares are not publicly traded, the fair value was based on management estimates, as discussed in the paragraphs below.

•	Risk free interest rate – the risk free interest rate is based on the yields of U.S. Treasury securities with maturities similar to the expected life of the share options.

•	Expected dividend yield – we have never declared or paid any cash dividends on our ordinary shares and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero.

•	Expected life – the expected term was estimated based on the average between the vesting period and the contractual term.

•	Expected volatility – as we do not have a trading history for our ordinary shares, the expected volatility for our ordinary shares was estimated by taking the average historical price volatility for industry peers based on the price fluctuations of their shares over a period equivalent to the expected term of the share options granted. Industry peers consist of several public companies in the technology industry similar in size, which are engaged in similar business sectors in China and worldwide. We intend to continue to consistently apply this process using the same or similar public companies until a sufficient amount of historical information regarding the volatility of our own ordinary share price becomes available, or unless circumstances change such that the identified companies are no longer similar to us, in which case, more suitable companies whose share prices are publicly available would be utilized in the calculation.

The following table presents the assumptions used to estimate the fair value of options granted during the periods presented:

	Year ended March 31,
	2012	2013	2014
Risk-free interest rate	0.71% – 1.17%	0.67% – 0.70%	0.69% –1.52%
Expected dividend yield	0.00%	0.00%	0.00%
Expected life (years)	4.38	4.38	4.25 – 4.38
Expected volatility	48.3% – 48.8%	41.7% – 44.9%	37.0% –39.3%

If any of the assumptions used in the Black-Scholes model changes significantly, share-based compensation expense for future awards may differ materially compared with the awards granted previously.

The administrators of our share incentive plans, comprising two of our executive officers, have the discretion to determine the fair value of our ordinary shares. Such plans require that all options granted be exercisable at a price not less than the fair value of our ordinary shares on the date of grant. In the absence of a public trading market, the determination of the fair value of our ordinary shares by the administrators was made with reference to the price at which we had recently sold our ordinary shares to third party investors, or other representative private share sale transactions entered into on an arms-length basis known to us. If such references were not available, the valuations of our ordinary shares were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants’ Practice Aid, Valuation of Privately–Held Company Equity Securities Issued as Compensation, and with the assistance of an independent appraisal firm from time to time. The assumptions we use in the valuation model are based on future expectations combined with management judgment, with inputs of numerous objective and subjective factors, to determine the fair value of our ordinary shares, including the following factors:

•	our operating and financial performance;

•	current business conditions and projections;

•	our stage of development;

•	the prices, rights, preferences and privileges of our convertible preference shares relative to our ordinary shares;

•	the likelihood of achieving a liquidity event for the ordinary shares underlying these share-based awards, such as an initial public offering;

•	any adjustment necessary to recognize a lack of marketability for our ordinary shares; and

•	the market performance of industry peers.

In order to determine the fair value of our ordinary shares underlying each share-based award grant, we first determined our business enterprise value, or BEV, and then allocated the BEV to each element of our capital structure (convertible preference shares and ordinary shares) using a hybrid method comprising the probability-weighted expected return method and the option pricing method. In our case, two scenarios were assumed, namely: (i) the redemption scenario, in which the option pricing method was adopted to allocate the value between convertible preference shares and ordinary shares, and (ii) the mandatory conversion scenario, in which equity value was allocated to convertible preference shares and ordinary shares on an as-if converted basis. Increasing probability was assigned to the mandatory conversion scenario during fiscal year 2014 and the subsequent periods in light of preparations for our initial public offering.

Up until the contemporaneous valuation report as of January 15, 2014, our BEV was estimated using a combination of two generally accepted approaches: the market approach using the guideline company method, or GCM, and the income approach using the discounted cash flow method, or DCF. The market approach considers valuation metrics based on trading multiples of a selected industry peer group of companies. Three multiples, adjusted for different growth rates, profit margins, tax rates and risk levels, are calculated for the guideline companies, namely (i) enterprise value to sales; (ii) enterprise value to earnings before interest, tax, depreciation and amortization; and (iii) enterprise value to earnings before interest and tax. The median price multiples for the first forecasted year of the guideline companies are applied to our respective valuation metrics to derive our enterprise value. The DCF method estimates enterprise value based on the estimated present value of future net cash flows that the business is expected to generate over a forecasted period and an estimate of the present value of cash flows beyond that period, which is referred to as terminal value. The estimated present value is calculated using a discount rate based on the guideline companies’ weighted average cost of capital, which accounts for the time value of money and the appropriate degree of risks inherent in the business. Discount rates of 14.5%, 13.0%, 13.5%, 11.5% and 11.5% were used in connection with our DCF analysis included in our contemporaneous valuation reports issued by an independent appraisal firm on April 30, 2013, October 10, 2013, January 15, 2014, April 16, 2014 and June 25, 2014, respectively. Significant management judgment is involved in determining the projected cash flows and the discount rates, which reflect the risks of our business and other variables. The GCM and DCF methods are then weighted equally in determining our BEV. In addition, a marketability discount, taking into consideration the plans for and status of our proposed initial public offering, of 12.0%, 10.0%, 10.0%, 5.0% and 4.0% was applied to arrive at the BEV as of April 30, 2013, October 10, 2013, January 15, 2014, April 16, 2014 and June 25, 2014, respectively.

In addition to the GCM and DCF methods, for the contemporaneous valuation reports as of April 16, 2014 and June 25, 2014, the market transaction method, or MTM, was also adopted. MTM considers recent transactions of secondary shares by our existing shareholders, which indicate the equity value of the underlying business being evaluated. We assigned a 50% weighting to MTM and the remaining 50% weighting equally to GCM and DCF. We assigned a higher weighting to MTM than GCM and DCF due to the higher volume of third-party private transactions that have taken place since April 2014, because we consider independent market transactions to be important indicators of fair value as the Company approaches an initial public offering.

We granted share-based awards between April 1, 2011 and the date of this prospectus at these fair values:

Grants made during the three months ended	Type of awards/ issuance	Ordinary shares underlying each award	Fair value of our ordinary shares	Exercise price
June 30, 2011	RSU	3,900,534	US$8.00	N/A
	Option	310,000	US$8.00	US$8.00

September 30, 2011	Option	420,000	US$10.00	US$10.00
	RSU	1,617,500	US$10.00	N/A

December 31, 2011	Option	460,000	US$13.50	US$13.50
	RSU	1,869,000	US$13.50	N/A

June 30, 2012	RSU	15,615,589	US$13.50	N/A

September 30, 2012	Option	230,000	US$13.50	US$13.50
	RSU / restricted shares	3,993,682	US$13.50	N/A

December 31, 2012	RSU	587,563	US$15.50	N/A

March 31, 2013	Option	250,000	US$15.50	US$15.50
	RSU	2,073,673	US$15.50	N/A

June 30, 2013	RSU	793,256	US$15.50	N/A
	RSU	19,424,081	US$18.50	N/A
	Option	7,590,500	US$18.50	US$18.50

September 30, 2013	RSU / restricted shares	3,083,819	US$18.50	N/A
	Option	20,000	US$22.00	US$22.00
	RSU	3,386,346	US$22.00	N/A

December 31, 2013	Option	235,000	US$22.00	US$22.00
	RSU / restricted shares	129,779	US$22.00	N/A
	Option	250,000	US$25.00	US$25.00
	RSU	1,947,661	US$25.00	N/A

March 31, 2014	RSU	2,236,888	US$25.00	N/A
	Option	42,500	US$32.00	US$32.00
	RSU	56,000	US$32.00	N/A
	RSU	1,256,720	US$40.00	N/A

June 30, 2014	RSU	4,513,292	US$50.00	N/A
	Option	110,000	US$50.00	US$50.00

September 30, 2014	RSU	9,220,000	US$56.00	N/A
(Up to August 11, 2014)	Option	13,000,000	US$56.00	US$56.00

During the same period, we also had the following transactions for the subscription of restricted shares and subscription of rights to acquire restricted shares at these fair values:

Transactions during the three months period ended	Type of issuance	Ordinary shares underlying each transaction	Fair value of our ordinary shares	Subscription price /exercise price
June 30, 2011	Subscription of restricted shares	17,010,000	US$8.00	US$6.50

September 30, 2013	Subscription of rights to acquire our restricted shares	18,000,000	US$18.50	US$14.50

Subscription of rights to acquire our restricted shares. In July 2013, we offered selected partners of the Alibaba Partnership subscription rights to acquire our restricted shares. These rights are not subject to any vesting conditions and entitle the holders to purchase restricted shares at a price of US$14.50 per share during a four year period. Upon the exercise of such rights, the underlying ordinary shares may not be transferred for a period of eight years from the date of subscription of the relevant rights. The fair value of the rights was determined by the Black-Scholes option-valuation model and was paid in full in cash by the subscribers. Therefore, no compensation expense was recorded for these rights. A discount for post-vesting sales restriction of 38% was applied to arrive at the estimated value of the restricted shares for the determination of the fair value of the rights.

The following table sets forth the fair value of our ordinary shares estimated at different times for the purpose of the accounting of our share-based awards based on representative transactions among our shareholders, our issuance of ordinary shares to third-party investors, contemporaneous valuation reports from an independent appraisal firm and the other factors described above:

For the three months ended	Fair value per share
June 30, 2011	US$8.00
September 30, 2011	US$10.00
December 31, 2011	US$13.50
March 31, 2012	US$13.50
June 30, 2012	US$13.50
September 30, 2012	US$13.50 – US$15.50
December 31, 2012	US$15.50
March 31, 2013	US$15.50
June 30, 2013	US$15.50 – US$18.50
September 30, 2013	US$18.50 – US$22.00
December 31, 2013	US$22.00 – US$25.00
March 31, 2014	US$25.00 – US$40.00
June 30, 2014	US$40.00 – US$56.00
September 30, 2014 (up to July 10, 2014)	US$56.00

We believe the growth of the fair value of our ordinary shares since the second calendar quarter of 2011 was primarily due to the organic growth of our business and the continuous improvement in our financial performance as a whole.

The determined fair value of our ordinary shares increased from US$8.00 per share in the second calendar quarter of 2011 to US$13.50 per share in the fourth calendar quarter of 2011. Valuation during the fourth calendar quarter of 2011 was determined with reference to a liquidity program offered by institutional investors to our employees and other shareholders of a total consideration of US$2.0 billion (RMB12.4 billion).

Fair value of our ordinary shares further increased from US$13.50 per share in the fourth calendar quarter of 2011 to US$15.50 in the third calendar quarter of 2012 based on the issuance of ordinary shares to third-party investors of a total consideration of US$2.6 billion (RMB16.2 billion).

Since then, changes in fair value were determined by management with reference to contemporaneous valuation reports at various times. Fair value of our ordinary shares increased from US$15.50 in the third calendar quarter of 2012 to US$18.50 in the second calendar quarter of 2013. We believe the change was primarily attributable to an updated business outlook based on a review of our actual financial performance at the time.

Fair value of our ordinary shares increased from US$18.50 in the second calendar quarter of 2013 to US$22.00 in the third calendar quarter of 2013. We believe the change was primarily attributable to the increase in valuation metrics of our industry peer group of companies during the period.

Fair value of our ordinary shares increased from US$22.00 in the third calendar quarter of 2013 to US$25.00 in the fourth calendar quarter of 2013. We believe the change was primarily attributable to an updated business outlook based on a review of our actual financial performance, as well as decreases in both the discount rate and marketability discount during this period.

Fair value of our ordinary shares increased from US$25.00 in the fourth quarter of 2013 to US$32.00 in mid-January 2014. We believe the change was primarily attributable to an updated business outlook based on a review of our actual financial performance and an increase in the valuation metrics of our industry peer group of companies.

Fair value of our ordinary shares increased from US$32.00 in January 2014 to US$40.00 in March 2014 and US$50.00 in April 2014, respectively. We believe the increases were primarily attributable to our stated intention to conduct an initial public offering in the United States, which led to decreases in both the discount rate and marketability discount, as reflected in the increases in the volume and price of our ordinary shares in secondary transactions which provided benchmarks for a higher fair value. The increase was also attributable to the impact of the rolling forward of the Company’s financial metrics from fiscal year 2014 to fiscal year 2015 used in the GCM method.

Subsequently in June 2014, the fair value of our ordinary shares increased further to US$56.00. We believe the increase was attributable to an updated business outlook based on a review of our actual financial performance. Such fair value also reflected the trading price of our ordinary shares with respect to secondary transactions.

Based upon an assumed initial public offering price of US$             per share (the mid-point of the range shown on the cover page of this prospectus), the aggregate intrinsic value of our share-based awards outstanding as of March 31, 2014 was approximately US$             million, of which approximately US$             million related to vested share-based awards and approximately US$             million related to unvested share-based awards.

As of March 31, 2014, the total unamortized share-based compensation expense related to our ordinary shares that we expect to recognize was RMB3,123 million or US$508 million with a weighted-average remaining requisite service period of 2.0 years. To the extent the actual forfeiture rate is different from what we have anticipated, share-based compensation expense related to these awards will be different from our expectations. Furthermore, share-based compensation expense will be affected by changes in the fair value of our shares, as certain share-based awards were granted to non-employees where the unvested portions of the awards are re-measured at each reporting date through the vesting dates in the future. As of March 31, 2014, share-based awards granted to non-employees included 643,465 share options and 7,142,588 restricted shares and RSUs. In addition, share-based compensation expense will also be affected by changes in the fair value of awards granted to our employees by Junhan, which is controlled by Jack Ma. Small and Micro Financial Services Company has informed us that they expect Junhan will also issue additional share-based awards to our employees from time to time in the future. See “Related Party Transactions — Agreements and Transactions Related to Small and Micro Financial Services Company and its Subsidiaries — Ownership of Small and Micro Financial Services Company and Alipay.” The expenses associated with these awards will be recognized across the functions in which the award recipients are employed and may be significant in future periods. These awards are similar to share appreciation awards linked to the valuation of Small and Micro Financial Services Company and accounted for as financial derivatives. See note 8(f) of our consolidated financial statements included elsewhere in this prospectus.

Alibaba.com Limited, a consolidated subsidiary that was listed on the Hong Kong Stock Exchange from November 2007 to September 2012, also issued various types of share-based awards to its employees prior to its privatization and delisting. Share-based compensation expense underlying those subsidiary awards was insignificant.

Equity-settled Donation Expense

In October 2013, we granted options to acquire 50,000,000 of our ordinary shares to a non-profit organization designated by Jack Ma and Joe Tsai, subject to irrevocable instructions to designate and transfer these share options to the separate charitable trusts to be established by Jack and Joe. These share options were approved by our board of directors and the options are not subject to any vesting condition and are exercisable for a period of four years starting from the grant date. The exercise price of these options is US$25.00 per share based on a fair market value appraisal process. For each of the eight years beginning one year after the date of listing of our ordinary shares on a recognized stock exchange, the charitable trusts are permitted to sell only up to 6,250,000 ordinary shares (or one-eighth of the total number of ordinary shares subject to the options) per year excluding such number of unsold ordinary shares carried forward from previous years. The fair value of the share options was determined using the Black-Scholes option valuation model, which requires inputs such as the fair value of the underlying restricted shares, risk-free interest rate, expected dividend yield, expected life and expected volatility. As we do not have a history of granting such options for charity purposes, the expected life was estimated to be the exercisable period of the options. To determine the fair value of the restricted shares, discounts for post-vesting sales restrictions from 18% to 38% were applied to the fair value of our ordinary shares depending on the duration of the restriction period of each particular tranche. We have determined the fair value of these options based on the methodology described above, with the assistance of an independent appraisal firm. As there are no vesting conditions attached to the above share options, equity-settled donation expense of RMB1,269 million (US$204 million) was recognized in full and recorded in general and administrative expenses during fiscal year 2014.

The considerations, assumptions and valuations of ordinary shares as well as assumptions for risk-free interest rate, expected dividend yield and expected volatility used to calculate the equity-based donation expense are the same as those used in connection with our share-based awards during the corresponding period. See “—Share-based Compensation Expense and Valuation of Our Ordinary Shares.”

Recognition of Income Taxes and Deferred Tax Assets/Liabilities

We are mainly subject to income tax in China, but are also subject to taxation on profit arising in or derived from the tax jurisdiction where our subsidiaries are domiciled and operate outside China. Income taxes are assessed and determined on an entity basis. There are transactions (including entitlement to preferential tax treatment and deductibility of expenses) where the ultimate tax determination is uncertain until the final tax position is confirmed by relevant tax authorities. In addition, we recognize liabilities for anticipated tax audit issues based on estimates of whether additional taxes could be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

Deferred income tax is recognized for all temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available in the future against which the temporary differences, the carry forward of unused tax credits and unused tax losses could be utilized. Deferred income tax is provided in full, using the liability method. The deferred tax assets recognized are mainly related to the temporary differences arising from accrued expenses which are not deductible until paid under the applicable PRC tax laws. We have also recognized deferred tax liabilities on the undistributed earnings generated by our subsidiaries in China, which are subject to withholding taxes when they are remitted offshore to us. As of March 31, 2014, the amounts accrued in deferred tax liabilities relating to such withholding tax on dividends were determined on the basis that 100% of the distributable reserves of the major subsidiaries operating in China will not be indefinitely reinvested in China. A change in our judgment as to whether we will reinvest the profits in China indefinitely will impact the deferred tax liabilities to be provided in the future.

Fair Value Determination Related to the Accounting for Business Combinations

A component of our growth strategy has been to acquire and integrate complementary businesses into our ecosystem. We complete business combinations from time to time which require us to perform purchase price allocations. In order to recognize the fair value of assets acquired and liabilities assumed, mainly consisting of intangible assets and goodwill, as well as the fair value of any contingent consideration to be recognized, we use valuation techniques such as discounted cash flow analysis and ratio analysis in comparison to comparable companies in similar industries under the income approach, market approach and cost approach. Major factors considered include historical financial results and assumptions including future growth rates, an estimate of weighted average cost of capital and the effect of expected changes in regulation. Most of the valuations of our acquired businesses have been performed by valuation specialists under our management’s supervision. We believe that the estimated fair value assigned to the assets acquired and liabilities assumed are based on reasonable assumptions and estimates that market participants would use. However, such assumptions are inherently uncertain and actual results could differ from those estimates.

Fair Value Determination Related to Financial Instruments Accounted for at Fair Value

We have a significant amount of investments and liabilities that are classified as Level 2 and Level 3 according to ASC 820 “Fair Value Measurement and Disclosures.” The valuations for the investments classified as Level 2 relating to financial derivatives and interest rate swaps are provided by independent third parties such as the custodian banks. The valuation for the liabilities classified as Level 3 relating to contingent consideration and put liability in relation to investments and acquisitions are determined based on unobservable inputs, such as historical financial results and assumptions about future growth rates, which require significant judgment to determine the future outcome of such contingencies.

Impairment Assessment on Goodwill and Intangible Assets

We test annually, or whenever events or circumstances indicate that the carrying value of assets exceeds the recoverable amounts, whether goodwill and intangible assets have suffered any impairment in accordance with the accounting policy stated in note 2 to our audited consolidated financial statements included elsewhere in this prospectus. For the impairment assessment on goodwill, we have elected to perform a qualitative assessment to determine whether the two-step impairment testing of goodwill is necessary. In this assessment, we consider primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. Based on the qualitative assessment, if it is more likely than not that the fair value of each reporting unit is less than the carrying amount, the quantitative impairment test is performed.

For the quantitative assessment of goodwill impairment, we identify the reporting units and compare the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. For intangible assets, we perform an impairment assessment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. These assessments primarily use cash flow projections based on financial forecasts prepared by management and an estimated terminal value. The expected growth in revenues and operating margin, timing of future capital expenditures, an estimate of weighted average cost of capital and terminal growth rate are based on actual and prior year performance and market development expectations. The periods of the financial forecasts generally range from three to five years. Judgment is required to determine key assumptions adopted in the cash flow projections and changes to key assumptions can significantly affect these cash flow projections and the results of the impairment tests.

Impairment of Investments in Equity Investees

We continually review our investments in equity investees to determine whether a decline in fair value below the carrying value is other than temporary. Factors that we consider include the length of time that the fair value of the investment is below our carrying value; the financial condition, operating performance and the prospects of the equity investee; and other company specific information such as recent financing rounds completed by these equity investees. Judgment is required to determine the weighting and impact of the aforementioned factors and changes to such determination can significantly affect the results of the impairment tests.

Depreciation and Amortization

The costs of property and equipment and intangible assets are charged ratably as depreciation and amortization expenses, respectively, over the estimated useful lives of the respective assets using the straight-line method. We periodically review changes in technology and industry conditions, asset retirement activity and residual values to determine adjustments to estimated remaining useful lives and depreciation and amortization rates. Actual economic lives may differ from estimated useful lives. Periodic reviews could result in a change in estimated useful lives and therefore depreciation and amortization expenses in future periods.

Allowance for Doubtful Accounts Relating to Micro Loans

We record allowances for doubtful accounts on the micro loans according to our best estimate of the losses inherent in the outstanding portfolio of loans. The loan periods extended by us to merchants generally range from 7 days to 360 days. We estimate the allowances by multiplying pre-determined percentages to the outstanding loan amounts based on the aging of the loans. Given that substantially all borrowers are merchants on our marketplaces, we are able to monitor the transaction history of these merchants and other operating data accumulated on our platforms, and assess the general financial health of these borrowers. Judgment is required to determine the percentages used to determine the allowance amounts and whether such amounts are adequate to cover potential bad debts, and periodic reviews are performed to ensure such percentages continue to reflect our best estimate of the inherent losses based on our assessment of the merchants’ ability to repay the loans.

Recent Accounting Pronouncements

In July 2012, the FASB issued revised guidance on “Testing Indefinite-Lived Intangible Assets for Impairment.” The revised guidance provides an entity the option first to assess qualitative factors to determine whether the existence of events and circumstances indicates that it is more likely than not that an indefinite-lived intangible asset is impaired. If, after assessing the totality of events and circumstances, an entity concludes that it is not more likely than not that the indefinite-lived intangible asset is impaired, then the entity is not required to take further action. However, if an entity concludes otherwise, then it is required to determine the fair value of the indefinite-lived intangible asset and perform a quantitative impairment test by comparing the fair value with the carrying amount in accordance with U.S. GAAP. The revised guidance was adopted by us beginning in fiscal year 2014. The revised guidance does not have a material effect on our financial position, results of operations or cash flows.

In February 2013, the FASB issued revised guidance on “Comprehensive Income: Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income.” The revised guidance does not change the current requirements for reporting net income or other comprehensive income in financial statements. However, the revised guidance requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. The revised guidance was early adopted by us beginning in fiscal year 2012. The revised guidance does not have a material effect on our financial position, results of operations or cash flows.

In July 2013, the FASB issued ASU 2013-11, “Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists,” which provides that a liability related to an unrecognized tax benefit would be presented as a reduction of a deferred tax asset for a net operating loss carryforward, a similar tax loss or a tax credit carryforward if such settlement is required or expected in the event the uncertain tax position is disallowed. The new guidance is effective prospectively for us for fiscal year 2015. The new guidance will not have a material effect on our financial position, results of operations or cash flows.

In April 2014, the FASB issued ASU 2014-08, “Reporting of Discontinued Operations and Disclosures of Disposals of Components of an Entity,” which provides a narrower definition of discontinued operations than under existing U.S. GAAP. ASU 2014-08 requires that only a disposal of a component of an entity, or a group of components of an entity, that represents a strategic shift that has, or will have, a major effect on the reporting entity’s operations and financial results should be reported in the financial statements as discontinued operations. ASU 2014-08 also provides guidance on the financial statement presentations and disclosures of discontinued operations. The new guidance is effective prospectively for us to all new disposals of components and new classifications as held for sale beginning April 1, 2015. We are evaluating the effects, if any, that the adoption of this guidance will have on our financial position, results of operation or cash flows.

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers,” which supersedes the revenue recognition requirements in “Topic 605, Revenue Recognition” and requires entities to recognize revenue in a way that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new guidance is effective retrospectively for us for the interim reporting period ending June 30, 2017, with early application not permitted. We are evaluating the existing revenue recognition policies to determine whether any contracts in the scope of the guidance will be affected by the new requirements.

BUSINESS

Our Mission

Our mission is to make it easy to do business anywhere.

Our founders started our company to champion small businesses, in the belief that the Internet would level the playing field by enabling small enterprises to leverage innovation and technology to grow and compete more effectively in the domestic and global economies. We believe that concentrating on customers’ needs and solving their problems – whether those customers are buyers or sellers – ultimately will lead to the best outcome for our business. We have developed a large ecosystem for online and mobile commerce that enables participants to create and share value on our platform. Our decisions are guided by how they serve our mission over the long-term, not by the pursuit of short-term gains.

Our Vision

We aim to build the future infrastructure of commerce. We envision that our customers will meet, work and live at Alibaba, and that we will be a company that lasts at least 102 years.

Meet @ Alibaba. We enable millions of commercial and social interactions among our users, between consumers and merchants, and among businesses every day.

Work @ Alibaba. We empower our customers with the fundamental infrastructure for commerce and data technology, so that they can build businesses and create value that can be shared among our ecosystem participants.

Live @ Alibaba. We strive to expand our products and services to become central to the everyday lives of our customers.

102 Years. For a company that was founded in 1999, lasting at least 102 years means we will have spanned three centuries, an achievement that few companies can claim. Our culture, business models and systems are built to last, so that we can achieve sustainability in the long run.

Our Values

Our values are fundamental to the way we operate and how we recruit, evaluate and compensate our people.

Our six values are:

•	Customer First – The interests of our community of buyers and sellers must be our first priority.

•	Teamwork – We believe teamwork enables ordinary people to achieve extraordinary things.

•	Embrace Change – In this fast-changing world, we must be flexible, innovative and ready to adapt to new business conditions in order to survive.

•	Integrity – We expect our people to uphold the highest standards of honesty and to deliver on their commitments.

•	Passion – We expect our people to approach everything with fire in their belly and never give up on doing what they believe is right.

•	Commitment – Employees who demonstrate perseverance and excellence are richly rewarded. Nothing should be taken lightly as we encourage our people to “work happily, and live seriously.”

Company Overview

We are the largest online and mobile commerce company in the world in terms of gross merchandise volume in 2013, according to the IDC GMV Report. We operate our ecosystem as a platform for third parties, and we do not engage in direct sales, compete with our merchants or hold inventory.

We operate Taobao Marketplace, China’s largest online shopping destination, Tmall, China’s largest third-party platform for brands and retailers, in each case in terms of gross merchandise volume, and Juhuasuan, China’s most popular group buying marketplace by its monthly active users, in each case in 2013 according to iResearch. These three marketplaces, which comprise our China retail marketplaces, generated a combined GMV of RMB1,678 billion (US$270 billion) from 255 million active buyers and 8 million active sellers in fiscal year 2014. A significant portion of our customers have begun transacting on our mobile platform, and we are focused on capturing this opportunity. In the three months ended March 31, 2014, mobile GMV accounted for 27.4% of our GMV, up from 19.7% in the preceding three months and up from 10.7% in the same period in 2013.

In addition to our three China retail marketplaces, we operate Alibaba.com, China’s largest global online wholesale marketplace in 2013 by revenue, according to iResearch, 1688.com, our China wholesale marketplace, and AliExpress, our global consumer marketplace, as well as provide cloud computing services.

We provide the fundamental technology infrastructure and marketing reach to help businesses leverage the power of the Internet to establish an online presence and conduct commerce with consumers and businesses. We have been a leader in developing online marketplace standards in China, including consumer protection programs, marketplace rules, qualification standards for merchants and buyer and seller rating systems. Given the scale we have been able to achieve, an ecosystem has developed around our platform that consists of buyers, sellers, third-party service providers, strategic alliance partners, and investee companies. Our platform and the role we play in connecting buyers and sellers and making it possible for them to do business anytime and anywhere is at the nexus of this ecosystem. Much of our effort, our time and our energy is spent on initiatives that are for the greater good of the ecosystem and the various participants in it. We feel a strong responsibility for the continued development of the ecosystem and we take ownership for this development. Accordingly, we refer to this as “our ecosystem.”

Our ecosystem has strong self-reinforcing network effects that benefit our marketplace participants, who are invested in our ecosystem’s growth and success. Through this ecosystem, we have transformed how commerce is conducted in China and built a reputation as a trusted partner for the participants in our ecosystem. For more discussion of our ecosystem, see “— Our Ecosystem and Its Participants.”

We have made significant investments in proprietary technologies and infrastructure in order to support our growing ecosystem. Our technology and infrastructure allow us to harness the substantial volume of data generated from our marketplaces and to further develop and optimize the products and services offered on our platform.

Through Alipay, we offer payment and escrow services for buyers and sellers, providing security, trust and convenience to our users. We take a platform approach to shipping and delivery by working with third-party logistics service providers through a central logistics information system operated by China Smart Logistics, our 48%-owned affiliate.

In fiscal year 2014, we generated 81.6% of our revenue from our China retail marketplaces, where Chinese consumers have access to millions of merchants offering a broad spectrum of physical goods, virtual items and services. Our revenue on these marketplaces is generated from merchants through online marketing services, commissions on transactions and fees for online services.

In addition to our China retail and wholesale marketplaces, our major business units include our Alimama marketing technology platform, which provides us and our sellers with marketing services including valuable data insights, and Alibaba Cloud Computing, which supports our ecosystem and also provides computing services to third parties. Through our acquisition of UCWeb, we are able to leverage its expertise as a developer and operator of mobile web browsers to enhance our mobile offerings beyond e-commerce, such as general mobile search, which gives us access to UCWeb’s large base of mobile users and offers our existing user base additional mobile solutions.

The following chart sets forth our key marketplaces and services and the core companies and affiliates in our ecosystem:

*	Through contractual arrangements
**	Our 48% owned affiliate

Our Scale and Size

Unless otherwise indicated, all figures in the above chart are for the twelve months ended March 31, 2014 on our China retail marketplaces.
(1)	For the three months ended March 31, 2014.
(2)	According to iResearch for the three months ended March 31, 2014.
(3)	For the month ended March 31, 2014. Based on the aggregate mobile MAUs of apps that contribute to GMV on our China retail marketplaces.
(4)	For the twelve months ended December 31, 2013. Representing 54% of the 9.2 billion packages delivered in the twelve months ended December 31, 2013 by delivery services meeting certain minimum revenue thresholds in China, according to the State Post Bureau of the PRC.
(5)	Alibaba Cloud Computing processing capability as of December 31, 2013.
(6)	The sum of merchants on our (i) China retail marketplaces who paid fees and/or commissions to us in fiscal year 2014, plus (ii) wholesale marketplaces with current paid memberships as of March 31, 2014. A merchant may have more than one paying relationship with us.
(7)	Includes registered countries and territories of (i) buyers that sent at least one inquiry to a seller on Alibaba.com and (ii) buyers that settled at least one transaction on AliExpress through Alipay, in each case in the twelve months ended December 31, 2013, demonstrating the global reach and the potential for cross-border commerce opportunities across our marketplaces.

Scale and Size of Our Ecosystem Participants

Unless otherwise indicated, all figures in the above chart are as of December 31, 2013.
(1)	For fiscal year 2014. Approximately 33.9% of Alipay’s total payment volume in fiscal year 2014 represented payments processed for our China retail marketplaces.
(2)	Marketing affiliates who received a revenue share from us in the three months ended December 31, 2013.
(3)	Based on data provided by our 14 strategic delivery partners as of March 2014.
(4)	As of March 31, 2014.

Our Market Opportunity

Our market opportunity is primarily driven by the following factors:

•	Our business benefits from the rising spending power of Chinese consumers. China’s real consumption in 2013 was 35.8% of total GDP, which is a rate that is significantly lower than that of other countries, such as the United States, which had a consumption penetration rate of 67.1% in 2013, according to Euromonitor International. We believe that growth in consumption will drive higher levels of online and mobile commerce.

•	China’s online shopping population is relatively underpenetrated. According to CNNIC, China had the world’s largest Internet population with 618 million users as of December 31, 2013. According to CNNIC, China had 302 million online shoppers in 2013. We believe that the number of online shoppers will increase, driven by continued growth in the number of Internet users as well as by the higher percentage of Internet users making purchases online.

•	We believe that consumers are expanding the categories of products and services they are purchasing online, which will further increase online and mobile commerce activity.

•	We believe that the increased usage of mobile devices will make access to the Internet even more convenient, drive higher online shopper engagement and enable new applications. China has the world’s largest mobile Internet user base with 500 million users as of December 31, 2013, according to CNNIC, and mobile usage is expected to increase, driven by the growing adoption of mobile devices.

•	China’s offline retail market faces significant challenges due to few nationwide brick and mortar retailers, an underdeveloped physical retail infrastructure, limited product selection and inconsistent product quality. These challenges in China’s retail infrastructure, which we believe are particularly acute outside of tier 1 and 2 cities, are causing consumers to leapfrog the offline retail market in favor of online and mobile commerce.

•	China has an increasingly extensive and rapidly improving logistics infrastructure consisting of nationwide, regional and local delivery services. We believe that the rapid development of China’s distributed logistics infrastructure and nationwide express delivery networks has been driven in part by the growth of e-commerce and will continue to support the unique demands of consumers and merchants conducting e-commerce transactions on marketplaces.

Overall, online shopping, which represented 8.0% of the total China consumption in 2013, is projected to grow at a CAGR of 36.1% from 2013 to 2016, according to iResearch, as more consumers shop online and e-commerce spending per consumer increases.

Growth in China Consumption. China’s real GDP of RMB58.7 trillion (US$9.4 trillion) in 2013 is projected to grow at a CAGR of 7.0% from 2013 to 2016, according to Euromonitor International. Real consumption in China is projected to experience a higher rate of growth at a CAGR of 8.3% during the same period, according to Euromonitor International, thus becoming an increasingly important contributor to the Chinese economy. The proportion of GDP accounted for by consumption in China was 35.8% in 2013, a level which was significantly lower than the United States, the United Kingdom, Japan and Germany, according to Euromonitor International.

Source: Euromonitor International	Source: Euromonitor International

Consumption as % of GDP

(Consumer expenditure as % of GDP, 2013)

Source: Euromonitor International

The rising real income level of Chinese consumers has been a major driving force behind the increasing contribution of consumption to the overall economy. According to the National Bureau of Statistics of China, the real annual per capita income of rural households and urban households in China increased by CAGRs of 10.2% and 8.5% between 2008 and 2013, respectively. In addition, the household savings rate in China declined from 40.4% in 2009 to 39.5% in 2013, according to Euromonitor International. We believe the declining trend in savings rate reflects consumers’ increasing propensity to spend on discretionary items, including higher quality products and services. As Chinese consumers continue to experience real wage increases, as well as a higher propensity to spend, we expect that the contribution of consumption to overall GDP in China will continue to increase over time and that the growth rate of consumption will continue to outpace GDP growth.

Growth in China Internet Population and Penetration. Internet penetration in China is expanding rapidly. Internet users in China grew from 298 million, or 22.6% of China’s total population, as of the end of 2008 to 618 million, or 45.8% of the total population, as of the end of 2013, according to CNNIC. However, Internet penetration in China is still relatively low when compared to that of many other countries. According to iResearch, China’s Internet population is projected to grow to 790 million by the end of 2016.

Sources: CNNIC for 2008-2013, iResearch for 2014-2016	Sources: CNNIC for China, IDC for other countries

The percentage of Internet users buying products and services online in China is lower than that in many other countries. According to CNNIC, there were 302 million Internet shoppers in China in 2013, representing 48.9% of total Internet users, compared to 63.8% in the United States in the same year, according to IDC.

Online shopper penetration comparison

(Online shoppers as % of total Internet user population, 2013)

Sources: CNNIC for China, IDC for other countries

Greater Penetration of Online Shopping Across Consumption Categories. The current product mix in China consumption offers opportunities for increased online shopping in underpenetrated categories. We expect that online shoppers will expand their shopping activities into other consumption categories and that the average online spending per user will increase. The consumption categories that we expect to account for increasing online sales include food and beverages, health goods and medical services as well as recreation and culture. According to an estimate by Euromonitor International, China’s consumption expenditures in 2013 for food and non-alcoholic beverages, health goods and medical services and recreation and culture were RMB5,484 billion (US$882 billion), RMB1,388 billion (US$223 billion) and RMB440 billion (US$71 billion), respectively.

Breakdown of consumption in China

(% total consumption expenditure in China, 2013)

Source: Euromonitor International

(1)	Electronics and home appliances include audio-visual, photographic and information processing equipment, telecommunications equipment and home appliances.
(2)	Household goods and services include furniture and furnishings, carpets and other floor coverings, household textiles, glassware, tableware and household utensils, hardware and household and domestic services.
(3)	Housing includes actual rentals for housing, imputed rental for housing, maintenance and repair of dwellings, water and miscellaneous domestic services, electricity, gas and other fuels.
(4)	Recreation and culture include recreational and cultural services, other major durables for recreation and culture, package holidays, newspapers, magazines, books and stationery, other recreational items and equipment as well as gardens and pets.
(5)	Others include alcoholic beverages and tobacco, telecommunication services, postal services, personal care, social protection, insurance, financial services, durable/semi-durable/non-durable goods and other services.

Growth in Mobile Usage. Despite China’s relatively low Internet penetration rate, China’s mobile Internet user base reached 500 million as of December 31, 2013, according to CNNIC. Smartphone shipments in China reached 351 million in 2013 and will exceed 435 million in 2014, according to projections by IDC. We believe this growth in mobile users will make access to the Internet even more convenient and will accelerate the adoption of e-commerce. Increased mobile Internet access through mobile devices will allow Internet users to shop anytime, anywhere.

Challenges in China’s Offline Retail Market Provide Online Retail Opportunity. China’s retail industry is highly fragmented. As of December 31, 2012, there were 127 cities in China with populations greater than 1 million, according to the National Bureau of Statistics of China. According to Euromonitor International, the top 20 retailers in China had a combined market share of approximately 11.6% in 2013, as compared with approximately 40.0% in the United States in the same period.

In 2013, per capita retail space in China was 0.6 square meters, which was significantly lower than that in the United States, the United Kingdom, Japan and Germany, according to Euromonitor International.

Offline retail infrastructure

(Retail space per capita in square meters, 2013)

Source: Euromonitor International

The less developed physical retail infrastructure and distribution system in China is especially apparent in smaller cities and towns where we believe China’s national retailing leaders have an even more limited presence. However, a substantial portion of China’s retail sales is attributable to these regions. As seen in the table below, approximately 60% of retail sales in 2012 was attributable to regions outside of tier 1 and 2 cities, according to the National Bureau of Statistics of China. In addition to the 35 tier 1 and tier 2 cities that have populations of over 1 million each, there are 92 other cities with populations greater than one million as of December 31, 2012, according to the National Bureau of Statistics of China. In these smaller cities and towns, consumers are generally served by local merchants and stores, and as a result, product selection may be limited. In addition, quality and safety are major consumer concerns in China across a wide variety of categories, from food, household products to clothing, which has the effect of constraining consumption.

Macro indicators of tier 1 and tier 2 cities and other regions in China

	Tier 1 and 2 cities	% attribution	Other regions	% attribution
Population as of December 31, 2012 (in millions)	255	18.8%	1,099	81.2%
Total retail sales in 2012 (in billions of RMB)	8,524	40.5%	12,506	59.5%

Source: National Bureau of Statistics of China, 2013

Consumers Leapfrogging to Online and Mobile Commerce Due to Underdeveloped Offline Retail Infrastructure. The challenges of an under developed physical retail infrastructure, together with the expected growth of retail sales in China, present a significant opportunity for e-commerce. We believe that as traditional brick and mortar retailers face challenges in reaching Chinese consumers, consumers will increasingly seek online channels to meet their needs and the availability of online shopping will stimulate higher consumption than otherwise would have been the case. In particular, we believe that in regions outside tier 1 and 2 cities, purchases through e-commerce channels could contribute to incremental increases in consumption in China due to the variety of product offerings available through online marketplaces, creating additional demand from local consumers.

Offline Retailers Use Online Marketplaces to Grow Their Business. We believe that the leading brick and mortar retailers are motivated to establish an online presence through an online platform in addition to their own e-commerce websites because of the consumer reach and brand building opportunity that a leading online platform such as Tmall can offer.

China’s Expanding Logistics Infrastructure Facilitates E-commerce. China has an increasingly extensive and rapidly improving logistics infrastructure, consisting of nationwide, regional and local delivery services. We believe that the rapid development of China’s distributed logistics infrastructure and nationwide express delivery networks has been driven by the growth of e-commerce and will continue to support the unique demands of consumers and merchants engaging in e-commerce transactions on marketplaces. According to data provided as of March 2014 by our 14 strategic delivery partners we work with, they employed over 950,000 delivery personnel in more than 600 cities and 31 provinces, directly controlled municipalities and autonomous regions in China. Collectively, they operated more than 1,700 distribution centers and more than 100,000 delivery stations. This network managed the delivery of 5.0 billion packages from our China retail marketplaces to consumers in 2013. We believe orders from transactions generated on our marketplaces represented a significant portion of our logistics partners’ total delivery volumes in 2013 and, accordingly, the data of our major logistics partners provide a representative picture of the scope of logistics capabilities in China today.

As a result of these factors, we expect more consumers to shop online and increase the breadth of their purchases across multiple categories. In addition, certain factors that have traditionally limited the growth of online shopping in China, including the quality and coverage of the logistics network and the convenience and availability of online payment services, are no longer limiting factors. According to iResearch, China’s online shopping is expected to increase from RMB1,892 billion (US$304 billion) in 2013 to RMB4,772 billion (US$768 billion) in 2016 at a CAGR of 36.1%. China’s online shopping penetration rate, defined as online shopping market size as a percentage of total consumption, is also expected to increase from 8.0% in 2013 to 14.5% at the end of 2016, according to iResearch.

Source: iResearch, January 2012 and July 2014	Source: iResearch, January 2012 and July 2014

Our Strengths

We believe that the following strengths contribute to our success and are differentiating factors that set us apart from our peers.

Management Team with Owner Mentality and Proven Track Record

Our management team’s clear sense of mission, long-term focus and commitment to the values that define the Alibaba culture have been central to our successful track record. Our management team has been remarkably stable and has created and grown leading businesses organically, including Taobao Marketplace, Tmall, Alibaba.com, Alibaba Cloud Computing and Alipay. We built early leadership in mobile commerce through self-developed mobile app products, including the Mobile Taobao App and Alipay mobile payment applications. Our management team is organized as a partnership and we believe this partnership culture, as well as substantial long-term equity ownership, encourage our business leaders to think like owners rather than agents. Our management team acts with a keen sense of responsibility for the success of our customers, employees and shareholders.

Trusted Brands

Alibaba, Taobao, Tmall and Alipay are well recognized and trusted brands in China. Due to the strength of these brands, a majority of our customers navigate directly to our China retail marketplaces to find the products and services they are seeking instead of via third-party search engines. Our brands represent superior product selection, convenience and trust. As a company, we believe consumers perceive us to be a leader in the Internet industry, which engenders trust in our products and services. Through our China retail marketplaces and associated mobile apps, our products and services have become a part of people’s daily lives in China.

Thriving Ecosystem with Powerful Network Effects

We do not just operate a company; we view ourselves as the steward of a thriving ecosystem with responsibility for developing and balancing the ecosystem for the benefit of all participants. This provides us with the following key advantages:

•	The participants in our ecosystem are invested in its success and growth. These participants, including buyers, sellers, brands, producers, marketing affiliates, logistics providers, retail operating partners, developers and other service providers, all derive significant economic value from the continued success of the ecosystem. We believe our ecosystem drives the livelihood of many of the sellers and third-party service providers, and as a result the interests of these participants are aligned with ours to ensure the continued success of our ecosystem.

•	The interactions among these participants create value for one another as our ecosystem expands and generates strong network effects. More merchants on our marketplaces increase the choices available to consumers, and more consumers on our marketplaces increase the potential sales for merchants through a self-reinforcing, mutually beneficial network effect. In addition, services offered by other participants in our ecosystem enhance the user experience on our platform. These network effects increase the loyalty and frequency of use of our marketplaces by buyers and make it difficult to replicate our ecosystem.

•	Our Taobao Marketplace is central to the ecosystem. Taobao Marketplace had an average of over 100 million unique daily visitors in December 2013. These visitors could be tapped as potential buyers for many of our marketplaces and services, including those we currently offer and those that we expect to develop. For example, Tmall and Juhuasuan source a significant amount of buyer traffic from Taobao Marketplace, thereby significantly reducing their customer acquisition costs. Sellers on Tmall may acquire buyer traffic through online marketing services displayed on Taobao Marketplace. In addition, when a buyer conducts a search on Taobao Marketplace, the results include storefronts and product listings across both Taobao Marketplace and Tmall to better meet the buyer’s needs as well as to provide the most relevant results. The Taobao Marketplace homepage also includes links to Tmall and Juhuasuan that draw additional traffic to those marketplaces. In addition, by purchasing promotional slots on Juhuasuan, sellers from Taobao Marketplace and Tmall drive additional traffic to their storefronts on those sites.

•	The scope of our ecosystem and the network effects it creates also significantly reduce our reliance on a sales force for our marketing services. The sellers on our marketplaces are also our online marketing customers, and accordingly are drawn to purchase services from us without significant sales or marketing efforts on our part. For example, Alimama accesses the large Taobao Marketplace merchant base as customers for online marketing services without the need to rely on a field sales team.

Mobile Leadership

We are the leader in mobile commerce in China in terms of mobile retail GMV. Mobile transactions represented 27.4% of our total GMV in the three months ended March 31, 2014. According to iResearch,

•	mobile GMV transacted on our China retail marketplaces accounted for 87.2% of total mobile retail GMV in China in the three months ended March 31, 2014;

•	our Mobile Taobao App has been the most popular mobile commerce app in China by mobile MAUs every month since August 2012;

•	the mobile payment application developed by Alipay that powers payments on our apps as well as on third-party mobile commerce apps has been China’s leading mobile payment application by mobile MAUs since August 2012; and

•	the Mobile Taobao App, Alipay and the UCWeb mobile browser were three of the top five mobile apps in China based on mobile MAUs in June 2014 (the most recently available month).

In addition, our mobile leadership is exhibited by our large mobile user base:

•	we had 163 million mobile MAUs on our China retail marketplaces in March 2014; and

•	UCWeb had 264 million active users globally during March 2014.

Our mobile apps are top-of-mind commerce apps among Chinese consumers and we believe that our leading market position in mobile commerce reflects the strong brands of our China retail marketplaces. As with users visiting our web-based marketplaces, users of our mobile apps have strong commercial intent, generally resulting in significant conversion into sales for merchants. Because of the strong commercial intent of users visiting our marketplaces, we believe that we are well-positioned to monetize our mobile user base in the future.

Scalable Logistics Platform

We offer sellers on our marketplaces the benefits of a distributed and scalable logistics platform and information system to provide high quality delivery services to sellers and buyers on a large scale. In 2013, we facilitated the delivery of 5.0 billion packages generated from transactions on our China retail marketplaces, a number of packages that represented 54% of the 9.2 billion packages that, according to the State Post Bureau of the PRC, were delivered by delivery companies in China meeting certain minimum revenue thresholds. The scalability of this network was demonstrated by its success in the handling of 156 million packages generated on our Singles Day promotion in 2013 compared to a daily average of 13.7 million packages generated from transactions on our China retail marketplaces in 2013.

We have established a network of logistics providers who are linked to us through our proprietary logistics information system, which is operated by China Smart Logistics. This logistics information system allows all participants to share information on order specifics, delivery status and user feedback and enables us to provide a higher quality experience to both sellers and buyers.

Our platform approach helps to address the requirements of facilitating the delivery of packages across a wide range of product categories from millions of sellers to hundreds of millions of buyers in dispersed locations across China. We do not directly own the physical infrastructure or employ delivery personnel. Instead, we work with multiple logistics providers to achieve flexible, scalable and responsive service and cost effectiveness for both sellers and buyers. Because we do not operate our own logistics network and because of our scale, the logistics companies we work with view us as a key partner rather than as a competitor.

Reliable, Scalable and Cost-effective Proprietary Technology

The substantial volume of transactions and data generated on our marketplaces and interactions among participants in our ecosystem necessitates a reliable, scalable and cost-effective technology infrastructure. We have made significant investments in our infrastructure and data technology to support the strong growth in our business. We have developed proprietary technology such as our distributed relational database, general purpose computing clusters, content delivery networks, data management platform and personalized product search engines. The development of proprietary technology has minimized our reliance on third-party commercial hardware and software, reduced our operating costs and given us the flexibility to innovate and rapidly scale our business. The reliability and scalability of our technology infrastructure is evidenced, for example, by our successful processing of 254 million orders within 24 hours during our Singles Day promotion on November 11, 2013. In addition, due to the volume of transactions, the “always-on” nature of our marketplaces and the stringent security demands of commerce and payment transactions, we are able to attract world-class talent looking to solve difficult, complex and large-scale engineering challenges.

Data Insights

Data from consumer behavior and transactions completed on our marketplaces and interactions among participants in our ecosystem provide us with valuable insights to help us and our sellers improve the buyer experience, operate more efficiently and create innovative products and services. For example, we provide data to sellers on a real-time basis to enable them to better understand industry trends in the sectors in which they operate, as well as to help them target and acquire customers. Through our data management platform, or DMP, we work with brands and merchants to enhance understanding of their customer data and to direct targeted marketing to a broader base of consumers with similar attributes. For buyers, we use our data to create a better shopping experience by personalizing search results and shopping recommendations. We also leverage our data to help our logistics partners improve their fulfillment and delivery systems, processes and resource allocation.

Our Third-party Platform Business Model

Our business model is to connect buyers and sellers and enable them to do business. Unlike many e-commerce companies, we do not sell directly to customers and we do not compete against the merchants on our marketplaces or against various service providers, logistics companies or other participants of our ecosystem. Our exclusively third-party platform business model allows us to scale rapidly without the risks and capital requirements of sourcing, merchandising and holding inventory borne by direct sale companies. This business model drives our profitability and strong cash flow, which give us the flexibility to further improve our platform and customer experience, expand our ecosystem and aggressively invest in people, technology, innovative products and strategically important assets.

Our Strategies

The key elements of our strategy to grow our business include:

Increase Active Buyers and Wallet Share

There were 255 million active buyers on our China retail marketplaces in fiscal year 2014. In fiscal year 2014, the average active buyer on our China retail marketplaces placed 50 orders, up from 42 orders in fiscal year 2013 and 34 orders in fiscal year 2012. We will continue to develop and market the value proposition of our retail marketplaces to attract new buyers as well as increase the wallet share of existing buyers through more frequent buying and buying across more product categories. We intend to achieve growth through customer loyalty programs, high quality customer service, marketing and promotional campaigns, and expansion of marketing affiliates, as well as by promoting the usage of our various mobile commerce apps such as our Mobile Taobao App.

Expand Categories and Offerings

In fiscal year 2014, the average active buyer on our China retail marketplaces placed orders in 9.8 of our 115 product categories, compared to 9.0 product categories in fiscal year 2013 and 7.7 product categories in fiscal year 2012. We believe that growth in the number of product and service categories and products and services purchased within each category contributes to higher average spending per customer and therefore increases GMV. We aim to enhance the shopping experience for consumers, increase consumer engagement and create additional opportunities for merchants by developing and promoting additional categories and offerings.

For example, we have recently taken initiatives to launch or expand offerings in specialty categories such as groceries, digital entertainment and local services. We will continue to explore ways to improve consumer satisfaction on our marketplaces so that consumers will buy across more product categories. We intend to complement organic product category expansion with strategic alliances, investments and acquisitions.

Extend Our Mobile Leadership

The number of mobile MAUs increased by 19.9% from 136 million in the month ended December 31, 2013 to 163 million in the month ended March 31, 2014. In addition, mobile GMV transacted on our China retail marketplaces accounted for 84.7% and 87.2% of total mobile retail GMV in China in the twelve months ended December 31, 2013 and the three months ended March 31, 2014, respectively, according to iResearch. We intend to extend our leadership in mobile commerce through mobile product improvements that enhance consumer experience. We intend to build upon our strength in mobile commerce to develop a broader spectrum of consumer offerings, such as location-based services, O2O services and digital content, in order to fulfill our vision of becoming central to the everyday lives of our customers. In addition, we have launched mobile apps for sellers to manage their online storefronts and maintain relationships with their customers, thereby enhancing the loyalty among merchants toward our platform. We expect UCweb will further extend our mobile leadership. In addition to its mobile browser, we will provide various mobile value-added services, including mobile search, mobile reading, app distribution and a mobile games platform. We will also continue to look for ways to increase our mobile user base and engagement through strategic alliances, investments and acquisitions.

By pursuing this “user first” strategy to focus on user experience enhancement and user base expansion, we believe that we will be able to drive more GMV that will provide economic benefits to our sellers and create additional monetization opportunities in the future. We will continue to gather data insights and explore ways to monetize user traffic on our mobile platform without disrupting user experience.

Enhance the Success of Sellers on a Broad Basis

We aim to increase the success of a broad base of sellers on our marketplaces by increasing their exposure to relevant buyer demand and providing them with more tools such as data science applications to manage their relationships with customers, in order to enable a more personalized shopping experience. We offer Qianniu ( ), an integrated platform for communication and productivity tools that allows sellers on Taobao Marketplace and Tmall to manage their operations more efficiently. Sellers also use Weitao ( ), our mobile social media platform that enables sellers to provide information regarding their brands, promotions and other topics to buyers. We use data analytics to help sellers target consumers and increase the rate of conversion from visits to transactions. In addition, through our Taobao University program, we offer sellers training and education to help them improve the operation of their online storefronts and marketing and sales activities.

Enhance Data and Cloud Computing Technologies

We believe data generated on our marketplaces can provide significant value to our customers and other ecosystem participants. We will continue to implement our data strategy through the application of data intelligence and deep learning technologies to several fields, including marketplace design, user interface, search, targeted marketing, logistics, location-based services and financial services, among others.

We believe cloud computing will become an essential component of the infrastructure of e-commerce. In the past five years we have invested in and developed our proprietary cloud infrastructure to support our own businesses and those of third parties, including our sellers. We will continue to invest heavily in our cloud computing platform to support our own businesses and those of third parties.

Develop Cross-border Commerce Opportunities

Our international strategy is focused on leveraging cross-border linkages to our ecosystem that enable foreign brands and merchants to access the Chinese consumer market without significant capital investments while providing Chinese manufacturers and merchants a platform to reach businesses and consumers across the world.

Tmall Global – Chinese consumers buying goods shipped from overseas. To address the increasing demand for foreign brands by Chinese consumers, we have developed Tmall Global as an extension of the Tmall platform. While major foreign brands that have physical operations in China are well-represented on Tmall, we also aim to establish Tmall Global as the premier platform for overseas brands and retailers to reach Chinese consumers without the need for physical operations in China. We will continue to develop Tmall Global as the destination for Chinese consumers to gain access to foreign brands by attracting additional brands and developing more efficient cross-border payment and logistics solutions.

AliExpress – worldwide consumers buying Chinese products. Through AliExpress, consumers worldwide can buy directly from manufacturers and exporters in China at attractive prices. We will continue to develop and market AliExpress globally, especially to consumers in emerging economies such as Russia, Eastern Europe and South America, where quality products from China at direct-to-consumer prices offer significant value.

Alibaba.com – Chinese wholesale exports to the world. Alibaba.com is a global online wholesale marketplace. We seek to expand our import/export marketplace by growing the number of paying members, as well as offering additional value-added services such as customs clearance, VAT rebate services for our exporters and cross-border logistics solutions.

Our Ecosystem and Its Participants

Overview

Buyers and sellers are at the heart of our ecosystem. Buyers and sellers discover, select and transact with each other on our platform. Third-party service providers add value to our platform through service offerings that make it easier for buyers and sellers to do business. The third-party participants in our ecosystem include a payment services provider, logistics providers, retail operational partners, marketing affiliates, independent software vendors and various professional service providers.

We have developed key policies and procedures that maintain the health and sustainability of our marketplaces, including consumer protection programs, marketplace rules, qualification standards for merchants and buyer and seller rating systems. We have agreements, arrangements and relationships with our ecosystem participants — buyers, sellers and third-party service providers. We also have strategic alliances with and or investments in leading China Internet companies such as AutoNavi, Weibo and Youku Tudou.

We are invested in the success of every participant in our ecosystem and we strive to ensure that our ecosystem partners capture their fair share of the economics.

As our ecosystem expands, new jobs are created. According to a research report jointly authored by AliResearch, our internal research division, and the School of Social Sciences of Tsinghua University, as of June 2013, the merchants on Taobao Marketplace and Tmall employed approximately 9.7 million people to work directly for the online storefronts of those merchants. In addition, various service providers in logistics, marketing, consulting, operations outsourcing, training and other professions employed approximately 2.0 million people, according to the same source.

Value Proposition to Consumers

The large and growing number of the consumers we serve and the increasing frequency with which they shop on our marketplaces reflect our value proposition to consumers. In fiscal year 2014, we had 255 million annual active buyers who placed an average of 50 orders during this period.

Anything you want, anytime, anywhere. With 796 million product and service listings offered by sellers on our China retail marketplaces across over 100 product categories and approximately 2,000 sub-categories as of December 31, 2013, consumers have access to a wide selection of products ranging from high volume items to more niche, tailored and personalized products, or so-called “long-tail” products, all through our websites and mobile apps on a 24-hour a day, 7-day a week basis.

Delightful shopping experience. We believe that our marketplaces deliver a delightful shopping experience to consumers. According to Forrester Research, Tmall and Taobao Marketplace received the number one and number two highest Customer Experience Index rankings, respectively, among all the retailers that Forrester tracked in China in 2014. In the Forrester study, of the 46 Chinese and non-Chinese brands surveyed in the retail, airline, hotel and banking industries, Tmall was the only retail industry brand out of a total of four brands that received an “excellent” overall ranking. It also received an excellent score for “meeting needs” and “being easy to do business with.”

We believe that the following factors drive the consumer experience on our platform:

Selection and value for money. With 8 million annual active sellers on Taobao Marketplace in fiscal year 2014 and over 100,000 brands on Tmall as of December 31, 2013, our marketplaces offer consumers competitive pricing across a broad range of categories.

Personalization. Our data analytic and data management capabilities allow us to anticipate buyer needs and tailor product offering displays, matching buyers with the most relevant merchants.

Reliability. Consumers rely on feedback on the sellers, product reviews and seller rating systems to give them the transparency and comfort they need in choosing from whom to buy.

Product quality and consumer protection. Our marketplace rules encourage sellers to make product quality their priority. Sellers on Tmall are required to offer consumer protection programs, such as guaranteed returns and product warranties. Sellers on Taobao Marketplace are required to offer certain consumer protection measures and may also choose to participate in additional return and warranty programs. The sellers who participate in additional consumer protection programs generally do more business on our marketplace.

Convenient payment. The escrow services provided by Alipay on our China and International retail marketplaces are designed to make payment safe, fast and easy for consumers who use that service whether they shop on a computer or a mobile device.

Reliable and timely delivery. The central logistics information system we provide through China Smart Logistics enables sellers to fulfill and deliver orders in timely and reliable ways, with real-time information being provided to buyers on delivery status. Logistics service providers, such as express delivery companies, relied on this information system to fulfill and deliver an average of 13.7 million packages per day to consumers in 2013.

Value Proposition to Sellers

Cost-effective customer acquisition with scale. We believe our marketplaces are the top choices for sellers, whether they are wholesalers or retailers, to establish a presence to gain access to buyer traffic. In December 2013, an average of over 100 million unique daily visitors visited our Taobao Marketplace.

Taobao and Tmall have become synonymous with online and mobile shopping in China. Consumers come to our online or mobile platform with strong commercial intent, which drives high conversion rates for merchants. In addition, we provide sellers with data analytics that enable them to more effectively target their offerings and marketing efforts to increase the rate they convert shoppers to buyers. Accordingly, we believe our marketplaces to be an effective and cost-efficient way to acquire online customers in China.

In addition, sellers can extend their consumer reach through our ecosystem of marketing affiliates. Taobao Affiliate Network, one of the leading marketing affiliate networks in China, enables merchants to generate incremental traffic from third-party affiliates to their storefronts and product listings. For example, Weibo, a leading social media platform in China in which we have an equity investment, offers merchants a marketing medium for messages and alerts such as new products and special promotions with a reach of 144 million monthly active users during March 2014.

Brand building and promotions. Many retailers have successfully built brand awareness and run brand promotions on our retail marketplaces. Because we do not compete with merchants who sell on our marketplaces, brands and retailers embrace Tmall as a platform to distinguish their own brand identities and build brand awareness and image. Through real-time interactions with consumers who have commercial intent, Tmall enables retailers to run special promotions and targeted marketing campaigns utilizing data and interactive media in ways that cannot be achieved through traditional media or social networking platforms.

Infrastructure support for sellers. Sellers not only build their storefronts and product catalogues on our marketplaces; they also rely on our platform for a range of essential support services to operate their businesses. These include Web-based and mobile interfaces to manage listings, orders and customer relationships, as well as cloud computing services for their enterprise resource planning, or ERP, and client relationship management, or CRM, systems. Through China Smart Logistics, we provide sellers with performance analytics on their logistics partners, including delivery performance, customer satisfaction ratings and complaint statistics. Sellers can place shipment orders with our partner logistics providers directly through the China Smart Logistics platform. Through the shipment ordering systems, we aim to enable sellers to improve the buyer shopping experience by providing performance analytics and tools such as shipment fee calculators.

Direct sourcing for merchants. We enable merchants to source products through 1688.com, our domestic wholesale marketplace. Retail merchants have access to a transaction system developed by us to efficiently connect and transact with sellers on 1688.com. By connecting wholesalers and manufacturers with merchants on our retail marketplaces, we make it possible for producers to shorten the distribution chain and for retail merchants to have access to a more cost-effective direct sourcing channel.

Financing for sellers. Our SME loan business offers financing to certain sellers on our marketplaces. We believe that these financing products can be structured and distributed in a more cost-effective way because we are able to use data from our marketplaces to make informed marketing, credit and risk management decisions.

Value Proposition to Third-party Service Providers

Marketing affiliates. We believe Taobao Affiliate Network is the largest affiliate marketing network in China based on revenue shared with affiliates. Taobao Affiliate Network is powered by Alimama, our proprietary online marketing technology platform. Through this platform, sellers place marketing displays on our marketing affiliates’ websites and mobile apps, and sellers pay us a performance-based marketing fee primarily based on cost-per-click, or CPC, and cost-per-sale, or CPS, models. A significant portion of the marketing fees is shared with the participating affiliates.

Logistics providers. Our scale and the data generated from transactions on our marketplaces enable us to work closely with our logistics partners – including warehouse operators, line haul services providers and express delivery services – to improve the quality of their services. Through China Smart Logistics, we provide real-time information to our logistics partners, including key operating metrics such as distribution center utilization rates, route planning data and order volume forecasts. This information allows our logistics partners to operate more efficiently by optimizing their warehouse, transport and people resources to effectively meet consumer demand.

We collaborate with logistics partners to develop solutions that are tailored for product categories that require special handling, such as perishables, frozen items, large appliances, home improvement products and furniture. This creates additional business opportunities for our logistics partners.

Retail operational partners. As more brands and retailers expand into e-commerce, they look to outsource certain functions to third parties who have experience conducting business on online and mobile commerce platforms. These functions include product planning, supply chain management, inventory storage and fulfillment, marketing and storefront management, customer relationship management and customer service.

Independent software vendors, or ISVs. ISVs provide software tools as well as systems integration services to sellers. Our China retail marketplaces provide open application programming interfaces, or APIs, for ISVs to develop and distribute services for merchants to customize their storefronts. In addition, ISVs that provide systems integration services help merchants manage their ERP and CRM systems that are hosted on our cloud computing platform.

Professional services. The large scale of economic activity on our marketplaces has spawned a number of specialized professional services being offered to merchants. These include, among others, photography specialists, models for clothing and accessories, customer service agents, Internet marketing consultants and professional buying agents.

The Network Effect on and across Our Marketplaces

The interactions between buyers and sellers create network effects in that more merchants attract more consumers, and more consumers attract more merchants. In addition, our marketplaces are interconnected in that many buyers and sellers on one marketplace also participate in the activities on our other marketplaces, thereby creating a second-order network effect that further strengthens our ecosystem.

The chart below depicts this network effect dynamic in our ecosystem.

Buyers

•   Chinese consumers buy on Taobao Marketplace, Tmall and Juhuasuan

•   While browsing or searching on Taobao Marketplace, consumers see product listings from both Taobao Marketplace and Tmall

•   Global consumers buy on AliExpress

•   Global wholesalers buy on Alibaba.com

Retail sellers

•   Small sellers in China sell on Taobao Marketplace and AliExpress

•   Chinese brands sell on Taobao Marketplace, Tmall, Juhuasuan and AliExpress and global brands sell on Tmall Global

•   Sellers source products on 1688.com

Wholesale sellers

•   Chinese wholesalers and manufacturers supply retail merchants in China on 1688.com and global wholesale buyers on Alibaba.com

•   Chinese wholesalers and manufacturers supply directly to global consumers on AliExpress

•   Global wholesalers and manufacturers supply global wholesale buyers on Alibaba.com

Our Marketplaces

The following table summarizes the key marketplaces we operate:

Marketplace	Year of launch	Description	Key metrics
Taobao Marketplace (www.taobao.com)	2003	China online shopping destination	GMV:(1) RMB1,678 billion Annual active sellers:(1) 8 million Annual active buyers:(1) 255 million
Tmall (www.tmall.com)	2008	China brands and retail platform
Juhuasuan (www.juhuasuan.com)	2010	China group buying marketplace

1688.com (www.1688.com)	1999	China wholesale marketplace	Paying members:(2) over 700,000 GMV settled through Alipay:(1) RMB98.2 billion

AliExpress (www.aliexpress.com)	2010	Global consumer marketplace	GMV settled through Alipay:(1) US$2.4 billion

Alibaba.com (www.alibaba.com)	1999	Global wholesale marketplace	Paying members:(2) over 123,000

(1)	For the twelve months ended March 31, 2014. GMV generated from traffic through Juhuasuan is recorded as either Taobao Marketplace GMV or Tmall GMV depending on which of these two marketplaces the transaction is completed. GMV generated from traffic through Juhuasuan was RMB58.2 billion (US$9.4 billion) in fiscal year 2014.
(2)	As of March 31, 2014.

Taobao Marketplace

We launched Taobao Marketplace in 2003 as a free platform for buyers to explore and discover products and sellers to establish a low-cost online presence. Taobao means “search for treasure” in Chinese and has become synonymous with online shopping in China. Users may access Taobao Marketplace anytime, anywhere through the Taobao website, our Mobile Taobao App and our mobile-optimized website. According to iResearch, Taobao was the number one C2C marketplace in terms of gross merchandise volume in China in 2013. Our Mobile Taobao App has been the most popular mobile commerce app in China from August 2012 to June 2014 (the most recent month available) in terms of mobile MAUs, according to iResearch. Our Mobile Taobao App not only serves as an extension of desktop access to Taobao Marketplace but has additional in-app services that cater to mobile users, such as comparison shopping, location-based services, social engagement, digital entertainment and payments. For example, Weitao, one of our in-app services on Mobile Taobao App, is a social media platform where buyers sign up to follow a seller and see news and promotions published by the sellers they follow.

We believe Taobao Marketplace has the most extensive collection of products and services among online marketplaces globally, ranging from everyday to hard to find items. Through personal computers and mobile devices, buyers browse, search and compare products, explore and discover new trends, communicate with sellers and settle transactions with the escrow payment services provided by Alipay anywhere and anytime. The substantial majority of products listed on Taobao Marketplace consist of new merchandise and we believe Taobao Marketplace appeals to buyers, especially younger consumers, who value ease of use, a large product selection and price competitiveness. Taobao Marketplace had an average of over 100 million unique daily visitors in December 2013. With the large number of daily visitors, Taobao Marketplace acts as a starting point for buyers to explore, discover and use our marketplaces and services. For example, Taobao Marketplace drives significant organic traffic to Tmall, lowering customer acquisition costs across our marketplaces.

Taobao Marketplace is open to everyone. Sellers on Taobao Marketplace are primarily individuals and small businesses. Anyone selling on Taobao Marketplace must verify their identity, pass an online examination on Taobao Marketplace rules and execute an honor code pledge. Through individual online storefronts, sellers list their products and services and complete transactions with buyers. In fiscal year 2014, there were 8 million active sellers on Taobao Marketplace. In addition to serving buyers and sellers in large cities, Taobao Marketplace also benefits buyers and sellers from lower tier cities. During fiscal year 2014, 156.3 million active buyers, or approximately 61% of all active buyers on our China retail marketplaces, were located outside of tier 1 and tier 2 cities, while approximately 4.1 million sellers, or approximately 52% of total active sellers on our China retail marketplaces, were located outside of tier 1 and tier 2 cities.

Major physical product categories on Taobao Marketplace include apparel and accessories, electronics and appliances, home furnishings and maternity and baby products. Major virtual and digital products on Taobao Marketplace include pre-paid phone cards, game cards and lottery tickets.

In 2010 we started offering Taobao Local Service, a platform that allows consumers to discover services offered by local merchants and that offers a channel for traditional offline service providers to execute O2O strategies. Taobao Local Services may be accessed through both personal computers and our mobile apps. An example of a local service is Taobao Diandian, our app for restaurant pre-order and takeaway dining service. Other Taobao Local Services include Taobao Travel and Taobao Movie. These and certain of our other mobile apps are described below.

O2O / Local services mobile apps	Description

Taobao Diandian	• Restaurant pre-order and takeaway dining service • Helps to drive incremental sales for restaurants

Taobao Movie	• Provides real-time movie information to users • Assists users with seat selections and online movie ticket purchases

Taobao Travel	• Provides travel services including flight, hotel booking and visa services • Platform for airlines and travel agents to list their travel related offerings

AutoNavi*	• Provides comprehensive, integrated navigation and location-based solutions for the China market through its digital map database and proprietary technology platform

Alipay Wallet†

•   Mobile payment services

•   Allows users to electronically store and manage credit cards, gift cards and discount coupons, as well as electronically transfer funds via the Internet, through barcode / QR code recognition, among other functions

*	Through our investment in AutoNavi.
†	Through services provided by Alipay.

The creation of storefronts and listings are free of charge to sellers. The escrow payment services provided by Alipay are free of charge to buyers and sellers unless payment is funded through a credit card, in which case Alipay charges a fee to the seller based on the related bank fees charged to Alipay. We generate revenue on Taobao Marketplace from sellers who purchase P4P and display marketing services to direct traffic to their storefronts either on Taobao Marketplace, Tmall or Juhuasuan. In addition, we also acquire additional traffic for our marketplaces from third-party marketing affiliate websites. We also generate subscription fee revenue from sellers who pay for our storefront software, including a suite of tools to upgrade, decorate and manage their online storefronts.

Taobao Marketplace Case Studies

Furnishing a house on Taobao – Meeting everyday needs

Although she had no experience in interior design or the lodging business, having previously familiarized herself with the wide range of product listings and convenience of Taobao Marketplace in decorating a home with her husband in Hubei province, Du Jin decided to realize her dream of setting up a guest house in an idyllic spot in a remote region in China. Du, along with some of her friends decided to establish a guesthouse near a natural spring in the mountainous region near Lijiang, a town in Yunnan province, renowned for its natural beauty, but far away from any major commercial center. Sourcing all of the guesthouse furniture and decorations from Taobao Marketplace – from beds and sofas, to tea sets, pillows and curtains and lighting fixtures – Du and her friends not only overcame the logistical challenges of getting the required furnishings to a remote area in China but also differentiated the style of their guesthouse from others in the area, which tended to follow a single-style as those guesthouses all sourced their items locally. Du noted that aside from the convenience and comprehensiveness of the shopping experience on Taobao Marketplace, she also cherished the opportunity to communicate with and get to know many of the merchants through their interactions in the course of the project.

Living @ Mobile Taobao – Anytime, anywhere

Wei Shi frequently travels from Hangzhou to Shanghai to spend weekends with his girlfriend. Before taking the train to Shanghai one morning, Wei opened up the Mobile Taobao App on his smartphone to purchase movie tickets and fruit for that evening and also bought a bouquet of flowers from a seller offering same-day delivery. Mobile Taobao has become a destination for products and services for our users’ everyday lives, such as booking cinema tickets and taxis, and ordering take-out meals and gifts for delivery, anytime, anywhere.

The Taobao Dream Car – Buying virtually anything on Taobao

Two car aficionados grew up in China in the 1980s, a time when cars were enough of a novelty that children would run to watch whenever one drove by. The two decided to challenge themselves with building their own hand-crafted working sports car. One of the biggest challenges was the sourcing of thousands of auto parts necessary to build the car. They decided to turn to Taobao Marketplace which had over 270,000 auto parts sellers to purchase parts used to build the car to complete the project within a year. Named the “Dream,” the car is a fully functioning model and was showcased at the Beijing International Car Show in April 2012.

Taobao village — Linking villages to nationwide markets

Dongfeng is a small village in Shaji, a town located in Jiangsu province. Historically, the villagers were primarily engaged in waste plastic processing and farming. In 2006, Han Sun, a local resident, decided to embark on a new business — furniture manufacturing and selling on Taobao Marketplace. Han’s success spurred others in the village to follow and their operations have led to local investments in areas such as training programs, product design and logistics. By December 31, 2013, 37 delivery and logistics service providers had established a presence in Shaji to support the local industry of selling on Taobao Marketplace, according to AliResearch. Today, annual sales on the online furniture storefronts operated by residents in Shaji exceed RMB2 billion, with several hundred of the local sellers each achieving annual sales of over RMB5 million.

As of November 30, 2013, there were approximately 20 Taobao Villages in China, according to AliResearch. A Taobao Village generally refers to rural areas where at least 10% of the households are independently involved in e-commerce on Taobao Marketplace and generating a total GMV of over RMB10 million.

Tmall

We launched Tmall in 2008 as an online platform featuring brands and retailers with each seller having a uniquely identifiable online storefront. Users may access Tmall anytime, anywhere through the Tmall website and the mobile apps and mobile-optimized websites provided by Taobao Marketplace and Tmall. According to iResearch, Tmall is the largest brands and retail platform in China in terms of GMV in 2013, including direct sales companies and platform operators.

Tmall caters to online and mobile consumers looking for branded products and a premium shopping experience. It is a trusted platform for consumers to buy both homegrown and international branded products and products that are not available in traditional retail outlets. Brands and retailers operate their own stores on the Tmall platform with unique identities, look and feel, enabling sellers to control their own branding and merchandising. We believe the strong buyer traffic, autonomy and flexibility for sellers to operate their own stores, and the fact that Tmall does not operate a direct sale business to compete for customer traffic, make Tmall the platform of choice for brands and retailers. Because of the presence of a large number of global brands and the stringent requirements for merchants to operate on Tmall, a presence on Tmall has become a validation of quality, allowing merchants to take advantage of our significant traffic to extend and build brand awareness.

Major physical product categories on Tmall include apparel and accessories, electronics and appliances, home furnishings, home appliances and maternity and baby products. Major virtual items on Tmall include pre-paid phone and game cards.

Tmall has also pioneered new business models to leverage consumer demand for special product categories, such as fresh produce as detailed in “— Tmall Case Studies — Tmall — Connecting American farmers to Chinese consumers.”

In 2009, Tmall pioneered November 11, known as “Singles Day” in China, as an annual promotional shopping day. Singles Day was established as an annual promotional event on Tmall to reward consumers through discounts. On November 11, 2013, our China retail marketplaces generated GMV of RMB36.2 billion (US$5.8 billion) settled through Alipay within a 24-hour period.

In 2014, we launched Tmall Global, which is a platform for international brands to offer products directly to consumers in China. Tmall Global offers Chinese consumers access to branded products sourced and fulfilled directly from overseas, without the need to travel abroad. In addition, consumers may directly settle payments with the international merchant in Renminbi through Alipay’s international settlement services.

International brands that set up storefronts on Tmall Global benefit from the exposure to the hundreds of millions of visitors on Taobao Marketplace and Tmall, enabling them to establish their brand awareness in China without the need for a physical presence in China. International merchants can register and set up a storefront with Tmall Global with, among other things, registered trademarks from jurisdictions of their home countries. A growing number of foreign brands from the United States, Germany, Australia, New Zealand, Korea, Japan, Taiwan and Hong Kong have used Tmall Global as a stepping stone into China. Representative product categories include maternity and baby products, health food and cosmetics and skincare products.

Sellers on Tmall and Tmall Global pay commissions based on a pre-determined percentage of GMV for transactions settled through Alipay that varies by product category, and typically ranges from 0.3% to 5%. Sellers also pay an annual upfront service fee, up to 100% of which may be refunded depending on sales volume achieved by the seller within each year. Sellers also pay a security deposit to back-stop potential claims under our consumer protection programs.

Tmall Case Studies

Gap — Extending its online reach

In February 2011, Gap launched its Tmall flagship store to increase its reach to Chinese consumers. While Gap already operates physical storefronts in 21 cities in China, it supplements its already well-known brand by expanding its offerings to consumers online, reaching beyond China’s tier 1 and tier 2 cities.

On the Tmall platform, Gap enhances its operations through strategic marketing, utilizing data generated from Tmall and capitalizing on Tmall’s capability to display the right product at the right time. For example, when a visitor to the Gap store on Tmall selects a product, the product page displays alternative products that are highly relevant based on a number of data-driven criteria, including personal and aggregated behavioral data such as browsing pattern and purchasing history. Through its Tmall flagship store, Gap’s products were sold to consumers in over 300 cities in China in 2013.

Inman — Success of a Tao-brand

The story of Inman began in 1998. Starting out as a small garment manufacturer in Guangzhou, Mr. Jianhua Fang designed and manufactured sports and casual clothing for export to Korea, Taiwan and other regions. Leveraging the power of the Internet to provide his products to overseas business buyers, Jianhua became a member on Alibaba.com in 2005. As business continued to grow, Jianhua acquired expertise in supply chain management in the apparel business, and became convinced that developing his own brand was the only way to understand customers’ needs. In 2007, Jianhua established the female casual apparel brand Inman on Taobao Marketplace, positioning his products with an artistic aesthetic presentation. Believing that he could improve Inman’s brand image through Tmall, Jianhua became one of the first merchants to open a flagship store on Tmall in 2008. Since then, Inman has become one of the most popular female apparel brands on Tmall. In the Singles Day promotion in 2013, Inman was one of the top-grossing merchants in the women’s apparel category on Tmall in terms of gross merchandise volume.

Tmall— Providing safety and peace of mind for parents

Demand for high-quality, imported baby formula in China has grown significantly in recent years. In order to provide authentic, high-quality products of verifiable origin directly to Chinese families, Tmall partnered with Danone Group and its wholly-owned subsidiary, Nutricia Early Life Nutrition in August 2011 to launch its official brand flagship store on Tmall, offering a number of baby formula brands. In 2013, Nutricia Early Life Nutrition sold approximately 3,000,000 packs of baby formula on Tmall.

Nutricia Early Life Nutrition used a pre-sales model whereby the manufacturer ships directly to consumers from the site of production in Europe so Chinese parents could purchase baby formula with peace of mind about its origin, quality and after-sales service.

Tmall— Connecting American farmers to Chinese consumers

In the summer of 2013, Tmall and the Agricultural Trade Office in Shanghai of the United States Department of Agriculture partnered to sell Chinese consumers fresh American cherries, before they were even harvested in Washington, Oregon, Idaho, Montana and Utah. Consumers placed deposits to reserve boxes of cherries and once the cherries were picked, they were delivered from tree to table within 72 hours through specialized refrigerated transport that we organized with our logistics providers. More than 170 tons of American cherries were sold, and farmers in the United States were able to accurately gauge demand and ship only what had been pre-sold to ensure freshness.

The cherry project is just one of many projects through which we have made fresh overseas produce and perishables available to Chinese consumers, including blueberries from Chile, tulips from The Netherlands, king crab from Alaska and lobsters from Canada.

Juhuasuan Group Buying Marketplace

Launched in 2010, Juhuasuan was the most popular online group buying marketplace in China based on its monthly active users in 2013, according to iResearch. We believe Juhuasuan is the largest online group buying site in the world based on gross merchandise volume in 2013. GMV generated from traffic through Juhuasuan amounted to RMB58.2 billion (US$9.4 billion) in fiscal year 2014. Juhuasuan is a stand-alone marketplace that operates a distinct website with its own brand identity among consumers. Juhuasuan is another avenue for sellers’ marketing spending to help them generate more sales and acquire additional traffic. All merchants that purchase promotional slots on Juhuasuan are Taobao Marketplace and Tmall merchants, and transactions from traffic originated on Juhuasuan are completed on the merchants’ storefronts on Taobao Marketplace or Tmall. Accordingly, GMV generated from traffic through Juhuasuan is recorded as either Taobao Marketplace GMV or Tmall GMV depending on which of these two marketplaces the transaction is completed on.

Juhuasuan offers quality products at discounted prices by aggregating demand from numerous consumers. Juhuasuan mainly does this through flash sales which make products available at discounted prices for a limited period of time. Juhuasuan offers distinct group buying channels featuring branded and private label products, products made to custom specifications and local services. Only sellers on Taobao Marketplace and Tmall may purchase promotional slots on Juhuasuan, and the majority of sellers on Juhuasuan are also Tmall sellers.

Major product categories on Juhuasuan include apparel and accessories, electronics and appliances, home appliance products, beauty and health products and home furnishings.

Sellers on Juhuasuan pay a placement fee for promotional slots for a specified period and a commission based on a pre-determined percentage of GMV settled through Alipay, which varies by product category.

1688.com

1688.com is a leading online wholesale marketplace in China. 1688.com offers membership packages for sellers to establish an online presence to market relevant product information to wholesale buyers involved in domestic trade in China. We have extended our business model to create a transaction platform on 1688.com to help wholesalers transact with buyers and the majority of buyers are merchants on our retail marketplaces. The majority of sellers on 1688.com are Chinese wholesalers, suppliers or distributors. 1688.com also acts as a wholesale channel for merchants doing business on our retail marketplaces to source products from domestic wholesalers.

Sellers may join 1688.com and list their products for free. Sellers may purchase a China TrustPass membership that allows wholesalers to host premium storefronts with access to basic data-analytic applications and upgraded storefront management tools. Sellers may also pay for additional services, such as premium data analytics, and online marketing services such as P4P marketing services and keyword bidding.

AliExpress

We launched AliExpress in 2010. This global consumer marketplace enables consumers from around the world to buy directly from wholesalers and manufacturers in China. On AliExpress, consumers have access to a wide variety of products.

In addition to the global English-language site, AliExpress operates two local language sites in Russia and Brazil. In the three months ended March 31, 2014, the leading countries where active buyers on AliExpress were located were Russia, the United States and Brazil. Sellers primarily consist of small and medium-sized businesses located in China.

Major product categories on AliExpress.com include apparel and accessories, phones and communications products, beauty and health products, computer networking products, jewelry and watches.

Sellers on AliExpress pay a transaction commission at a fixed rate, which is 5% of GMV for transactions settled through Alipay. We also generate revenue on AliExpress from sellers who participate in the third-party marketing affiliate program for this marketplace. In fiscal year 2014, AliExpress generated US$3.7 billion in GMV, US$2.4 billion of which was settled through Alipay.

AliExpress Case Study

Party supplies from AliExpress

A mother of three school-age children and living in California, Julie Degnan decided to change her career and started her own business leveraging her skills as a cake decorator and her corporate experience in online marketing. Julie began using AliExpress to purchase cake decorations and party supplies that she was unable to find locally and at competitive prices. Three years later, her company, Cakes and Kids, is a thriving venture.

Alibaba.com

Alibaba.com was our first online commerce platform, launched in 1999. Alibaba.com is a leading English-language wholesale platform focused on supporting global trade, which was China’s largest global online wholesale marketplace by revenue in 2013, according to iResearch. Sellers on Alibaba.com are typically manufacturers and distributors based in China and other manufacturing countries such as India, Pakistan, the United States and Japan.

Sellers on Alibaba.com may pay for an annual Gold Supplier membership to host a premium storefront with product listings on the marketplace. Sellers may also purchase an upgraded membership package to receive value-added services such as upgraded storefront management tools, P4P marketing services, higher rankings from keyword search, custom clearance, VAT refund and other import/export business solutions. Buyers on Alibaba.com are located in numerous countries all over the world, with the United States, India and the United Kingdom being among the leading countries. Buyers are typically SMEs engaged in the import and export business, trade agents, and wholesalers, retailers and manufacturing companies. Major categories of products purchased on Alibaba.com include consumer electronics, machinery and apparel. We employed a field sales force of 3,474 people in 78 cities across mainland China, as well as in Hong Kong and one city in Taiwan as of December 31, 2013. These sales personnel are engaged in selling membership packages to sellers who want to establish storefronts on this marketplace.

Alibaba.com Case Study

The Little Yoga Mat Company — Entrepreneurship using Alibaba.com

Jensen Wheeler Wolfe, of New York City, decided that she wanted to teach yoga classes for children but she could not find appropriately sized yoga mats. Jensen initially tried cutting up adult-sized yoga mats, but she wanted a better solution. On Alibaba.com, she found a manufacturer in Taiwan to create mats that are biodegradable, hypoallergenic and non-toxic. Six months after taking her first order, Jensen is now working full-time for The Little Yoga Mat company, which she founded. She has two part-time staffers, one is her bookkeeper and the other handles online orders, and her mats are sold in approximately 150 stores across the United States.

Marketing Services

Our marketing technology platform, Alimama, offers sellers on our marketplaces the following types of marketing services for both personal computer and mobile devices:

•

P4P marketing service: Using our P4P marketing services platform, sellers bid for keywords that match product or service listings appearing in search or browser results on a CPC basis at prices established by our online auction system, which facilitates price discovery through a market-based bidding mechanism. Over time, we have improved the effectiveness of P4P marketing services by refining the algorithms based on consumer behavior and transaction activity. P4P marketing services are provided both on our marketplaces as well as through third-party marketing affiliates.

•	Display marketing: We offer display marketing on selected areas of the homepages, channel pages and delivery confirmation pages of Taobao Marketplace and Tmall. Display marketing is typically used to promote recognized product brands or for promotional events. Sellers bid for display positions on the relevant marketplace or through our third-party marketing affiliates at fixed prices or prices established by a real-time bidding system on a CPM basis.

Alimama also offers our sellers these marketing services via third parties through the Taobao Affiliate Network, which we believe is the largest online marketing affiliate network in China in terms of revenue shared with third-party marketing affiliates. Sellers place P4P and display marketing services on the websites of our marketing affiliates by using our auction or bidding systems. The inventory of our websites is consolidated with the inventory of third-party marketing affiliates on our systems. The ultimate placement of the online marketing services on our websites or those of third-party marketing affiliates is based upon the results of our proprietary algorithms that incorporate specific attributes or information, such as demographic and geographic information, to place the services for the sellers in a way that will enhance their return on marketing expenditure. Merchants may choose to opt out of online marketing services offered by third-party marketing affiliates so that any services they bid for on our systems will be for services that appear only on our websites.

Through the Taobao Affiliate Network, we also offer the Taobaoke Program, which connects sellers to our affiliate marketing partners for marketing displays on the affiliate partners’ websites. Under the Taobaoke Program, sellers on Taobao Marketplace and Tmall pay us commissions based on a percentage of GMV for transactions settled through Alipay from users sourced from third-party marketing affiliates. A significant portion of that commission is shared with our third-party affiliate partners.

In addition, sellers may pay placement fees to purchase promotional slots on our Juhuasuan marketplace for a specified period.

P4P marketing, display marketing and Juhuasuan placement services on our websites are generally available only to merchants on Taobao Marketplace and Tmall. P4P marketing and display marketing on third-party marketing affiliates’ websites are available to both merchants on Taobao Marketplace and Tmall as well as to other third parties.

TANX

The Taobao Ad Network and Exchange, or TANX, was one of the earliest and is one of the largest, real-time online advertising exchanges in China. Powered by Alibaba Cloud Computing, TANX automates the buying and selling of billions of advertising impressions on a daily basis by third parties. TANX enables more transparent pricing of advertising inventory, which improves online marketers’ return on investment. Participants on TANX include publishers, merchants, demand side platforms, and third-party data and technology companies.

TANX is an open marketplace and is not limited solely to merchants on Taobao Marketplace and Tmall. It is also available to other third parties wishing to purchase online advertising services available in the TANX inventory.

Data Management Platform

We also offer a data management platform, or DMP, connected to TANX. Our DMP allows participants on TANX to evaluate and select online advertising inventory using both behavioral data they provide us as well as data from browsing behavior and shopping history. By customizing and tagging attributes of consumers, participants on TANX are able to evaluate online advertising inventory even more precisely and reach their targeted audiences more efficiently.

DMP Case Study

Using offline data to target a wider online consumer base

German car maker Mercedes Benz utilized our DMP to expand the universe of targetable customers. Mercedes Benz implemented a marketing campaign for smart, its compact car brand, on Taobao Marketplace, during a promotional event in December 2013. By matching data collected from visitors to their physical showrooms to our DMP, we were able to identify the showroom visitors who also visited our China retail marketplaces and our partner websites and to add additional attributes to the data set using our proprietary algorithm. We then ran an online marketing program on behalf of Mercedes Benz to deliver targeted advertisements to a much larger set of potential customers with similar attributes without disclosing personally identifiable information. Mercedes Benz reported to us a noticeable increase in foot traffic following launch of the campaign.

Cloud Computing

Alibaba Cloud Computing supports our e-commerce ecosystem by providing a distributed computing infrastructure to handle the large volume of traffic and data generated on our online marketplaces. Our cloud computing infrastructure serves our own platform, our affiliated companies and Alipay, and provides cloud computing services to our sellers and other third parties. Our cloud computing platform offers a complete suite of service offerings, including elastic computing, database services and storage and large scale computing services. Our cloud computing services enable both large and small companies to efficiently develop applications and undertake data processing and data services. We are developing and enhancing an operating system, YunOS, for mobile devices and set-top boxes, which will be integrated into our cloud computing offerings.

We offer our cloud computing services to our sellers and other third parties for a fee primarily based on time and usage. Customers range from start-up companies in mobile applications and Internet gaming to established corporations in digital entertainment, consumer electronics, financial services, mobile communications, healthcare and education. In addition, our cloud computing services are offered to sellers on Taobao Marketplace and Tmall to enable them to achieve flexible capacity expansion and system reliability to address surges in transactional volume. As of December 31, 2013, over 980,000 customers were using Alibaba Cloud Computing services directly or indirectly through ISVs. The reliability and scalability of our cloud computing platform is evidenced, for example, by our successful processing of 254 million orders within 24 hours during our Singles Day promotion on November 11, 2013.

The following table sets forth the types of customers and services used by our cloud computing customers:

Customer category	Description

•   Users include leading mobile camera apps, photo and video sharing apps and real-time news sharing platforms

•   Mainly utilizes elastic computing servers (ECS) to host mobile applications and content delivery network (CDN) services for mass content sharing

•   Users include Internet game developers, blogging site operators

•   Mainly utilizes ECS to host gaming platforms, software load balancers (SLB) to optimize throughput while avoiding system overload, and CDN services to accelerate processing speed of media delivery

•   We provide a backend hosting system for sellers on our China retail marketplaces utilizing features including ECS and relational database services (RDS)

•   Our SME loan business utilizes open data processing services (ODPS) to perform credit assessment and risk management of small and micro loan borrowers using transaction data on our retail marketplaces

•   Users include local governments, software integrators and digital entertainment platforms

•   System integrators utilize ECS, data storage and data processing services for a range of needs including system stability enhancement and system architecture streamlining

Alibaba Cloud Computing Case Studies

Migrating small businesses to Alibaba Cloud Computing in a time of urgent need

Shenzhen Nuozhong, a seller of small household and kitchen appliances, participated in the November 2012 Singles Day promotion and received approximately 15,000 orders during that day. At that time, Shenzhen Nuozhong was still utilizing local servers and its system could not handle the large influx of orders. After learning of this situation, our team worked with Shenzhen Nuozhong to migrate the company’s ERP systems over to Alibaba Cloud Computing and restore business operations. During the 2013 Singles Day promotion, Alibaba Cloud Computing ensured the smooth handling of over 60,000 orders, or four times the number of orders during the 2012 Singles Day promotion.

Maintaining mission critical pharmaceutical databases through Alibaba Cloud Computing

When government authorities had concerns about possible contamination in a locally distributed batch of vaccine, they approached CITIC 21, one of our affiliated companies, which maintains a nationwide database of pharmaceutical batch identity information on our Alibaba Cloud Computing system. CITIC 21 was able to locate all of the approximately 200,000 unused doses from the same vaccine batch within the same day so that the authorities could take precautionary measures against the spread of more contaminated vaccines.

Tools and Enablers

Tools and Enablers for Buyers

Our tools for buyers enable them to navigate and search our marketplaces, complete transactions efficiently and provide input on their buying experience.

Search, explore and discover

We offer search functions on all of our web pages, mobile apps and many of our marketing affiliates’ websites and apps to make it easy for buyers to find products and services within our marketplaces. In addition to basic product information and sales volumes, search results include other relevant content such as sellers’ sales history, ratings and customer feedback. We also use our proprietary algorithm that takes into account the context of the search to provide a highly relevant search experience.

When a buyer conducts a search on Taobao Marketplace, the results include storefront and product listings across both Taobao Marketplace and Tmall to better meet the buyer’s needs and provide the most relevant results.

Feedback and rating systems

After a transaction is completed, a buyer can rate a seller based on various criteria, including whether the received product matches its description, a seller’s service level and delivery timeliness. These criteria form the basis of the detailed service rating, or DSR. Aggregate DSR scores for each seller over the past six months are displayed prominently on a storefront. DSR scores also affect a seller’s ranking on search results pages.

Tools and Enablers for Sellers

Our tools for sellers help them improve their online storefronts, manage their businesses and make their operations more efficient.

Storefront management

We offer a suite of tools that assist sellers on Taobao Marketplace in upgrading, decorating and managing their storefronts under the Wangpu ( ) application which is available for a subscription fee. For smaller sellers, we provide Wangpu for free. With Wangpu, our sellers can customize their storefront displays easily and use the various functional modules such as promotion campaign tools, popularity monitoring tools, collaborative marketing tools and customer service tools to manage their online marketing operations.

Communication

We offer Aliwangwang ( ), a personal computer-based instant messenger that supports text, audio and video communication. We developed Aliwangwang to facilitate open communication between buyers and sellers on Taobao Marketplace and Tmall. Buyers and sellers use it as a tool for a wide range of tasks including negotiation of prices, customer services and delivery notification, in addition to the basic messaging functions. For mobile communications between buyers and sellers, we offer Wangxin ( ), a mobile instant messenger app.

Productivity management

We offer Qianniu ( ), an integrated platform for communication and productivity tools which allows sellers on Taobao Marketplace and Tmall to manage their operations more efficiently. Available on both personal computers and mobile devices, Qianniu offers a unified interface for sellers to access a number of our tools such as Wangpu, Aliwangwang and Alimama.

Taobao services platform

In 2010, we launched the Taobao Services Platform where a large number of retail operational partners, ISVs and professional services providers provide services to our sellers.

Third-party retail operational partners with e-commerce expertise provide services that improve the operational efficiency of the sellers on our marketplaces. Major categories of services provided by retail operational partners include product planning, supply chain management, inventory storage and fulfillment, marketing promotion and storefront management and CRM services.

In addition, we operate an open platform on which ISVs offer software tools and system integration services to sellers. Through an API offered by our China retail marketplaces, ISVs develop and distribute services for merchants to individualize their storefronts and perform storefront management functions.

The scale of the economics generated on our marketplaces has spawned a large number of professional services providers who offer a wide range of e-commerce-related services to our sellers. Such professional services providers include photography specialists, customer service agents, Internet marketing consultants and professional buying agents.

To maintain and monitor the quality of services provided in our ecosystem, we set specific standards that our third-party service providers must meet in order to be eligible to offer services on the Taobao Services Platform.

Taobao model platform

In 2010, the Taobao Model Platform was established to consolidate search in the fragmented fashion modeling industry by creating an online platform on which merchants and other parties can find appropriate models based on relevant criteria. As of December 31, 2013, there were over 40,000 models on the Taobao Model marketplace.

Other Major Elements of Our Ecosystem

Logistics

In order to meet our current and future logistics demands, we established a distributed and scalable logistics system which links a network of logistics providers to our proprietary information platform, which is operated by China Smart Logistics. We do not own the physical infrastructure but instead work with a variety of logistics partners to ensure we can connect buyers and sellers throughout China. Our logistics platform provides real-time access to information for both buyers and sellers, as well as information that allows delivery service providers to improve the efficiency and effectiveness of their services. Such an approach is uniquely suited to our marketplace model because:

•	unlike a first-party logistics model where goods are shipped out of the e-commerce company’s own inventory to customers, our proprietary model facilitates the delivery of packages from millions of sellers to hundreds of millions of buyers, all geographically dispersed across China.

•	while the express delivery industry in China has grown rapidly and there is significant capacity, the industry is relatively fragmented, and as a result we developed the skillset to work with multiple delivery partners to achieve flexible and responsive service and cost effectiveness for both sellers and buyers; and

•	by working with multiple delivery companies, sellers on our marketplaces can provide a range of different shipping options to buyers such as normal or express delivery at different prices, and, through our platform, both buyers and sellers have the ability to track packages from order through delivery.

China Smart Logistics is the wholly-owned subsidiary of a joint venture we formed in 2013 with five major express delivery companies in China that provide services on our China retail marketplaces, as well as firms specializing in real estate development. We own a 48% equity interest in the joint venture. Together with these partners, we will continue to look for ways to develop and expand the reach of our logistics platform.

Logistics process

When a customer orders a product from a seller on our marketplaces, the seller selects a delivery partner to fulfill the order. The selected delivery company picks up the package from the seller, while the package status details are loaded into the delivery company’s transportation management system that transmits real time updates to us. This allows buyers and sellers to access tracking information online until the package is delivered. The selected delivery company is responsible for end-to-end delivery. The delivery companies utilize their well-developed transport networks, parts of which may be outsourced, to move packages from the seller directly to the buyer’s door or to a self-service pick-up station selected by the buyer. The buyer then provides feedback on delivery companies which is then accessible to both sellers and delivery companies. In fiscal year 2014, approximately 1.4 billion packages from transactions on our China retail marketplaces were delivered within 48 hours from shipment to the end customer. Customers can choose longer delivery times at lower cost, and we estimate that the average delivery time of packages tracked by us from shipment to the end consumer was approximately three days.

Network of logistics providers

We have established a network of logistics providers through China Smart Logistics. China Smart Logistics has agreements with logistics providers covering several areas, including data sharing, delivery commitments, pricing and services for specific product categories. This network allows sellers to select one of many different logistics providers depending on their needs. The 14 strategic delivery partners working with our logistics platform have a national network and the top six of these delivery partners handled the majority of packages generated on our marketplaces in fiscal year 2014. We believe orders from transactions generated on our marketplaces represented a significant portion of our logistics partners’ total delivery volumes in 2013. According to data provided by them as of March 2014, our top 14 delivery partners employed over 950,000 delivery personnel in more than 600 cities and 31 provinces, directly controlled municipalities and autonomous regions in China. Collectively they operated more than 1,700 distribution centers and more than 100,000 delivery stations. This network managed the delivery of 5.0 billion packages from our China retail marketplaces to consumers in 2013.

The map belows illustrates the nationwide infrastructure managed by our 14 strategic delivery partners according to data provided by them as of April 2014:

Proprietary logistics information platform

We have developed a proprietary logistics information platform, operated by China Smart Logistics, which links buyers, sellers and logistics partners and allows them to share information on delivery status, order specifics and user feedback. Our logistics information system can interface with a broad range of systems including our marketplace transaction systems, in addition to third party systems such as the transportation management systems of the delivery companies, and the CRM, ERP and warehouse management systems of sellers. This information serves many purposes for sellers, logistics providers and buyers. For example, sellers can review the performance of delivery service providers on different routes. Logistics providers can compare their performance against their peers. Buyers can track their purchases on their personal computers and mobile devices, which we believe is an important feature for consumers in China.

Our logistics platform provides the following services and benefits to consumers:

•	delivery time prediction, where we estimate the delivery time of parcels shipped by participating sellers based on our data, allowing them to provide enhanced delivery certainty for buyers;

•	real-time package tracking through our website and mobile interfaces, enabling buyers to plan for receipt of their orders;

•	self-service pick-up, where the buyer chooses a convenient location for pick-up from our participating network of convenience stores and other locations, allowing buyers to pick up packages at a time and place convenient for them; and

•	logistics service evaluations, where the buyer may provide feedback on the logistics service, enabling sellers and logistics service providers to improve their services.

Future Expansion Plans

Our logistics strategy, which employs our proprietary information platform and a network of logistics providers, has proven to be a scalable, effective approach to meet the current and medium-term needs of buyers and sellers. Over the longer term, we plan to further invest in logistics capabilities through China Smart Logistics, with the objectives of significantly increasing capacity, supporting the evolving needs of current and new merchants in a broader set of categories, increasing cost efficiency and shortening average delivery times.

In the twelve months ended December 31, 2013, the logistics system ensured the successful delivery of an average of approximately 13.7 million packages per day. To support the expected growth of our ecosystem over the longer term, China Smart Logistics plans to build a network of key logistics hubs across China, including distribution centers, warehouses and other supply chain facilities. Its goal is to enable China’s logistics and supply chain management industries to support the delivery of over 100 million packages per day to consumers’ doorsteps anywhere in China within 24 hours of an order being placed.

To complete this nationwide network, China Smart Logistics has prioritized a list of key cities where key hubs will be located based on proprietary data we provide on patterns of deliveries and anticipated consumer demand, after considering a variety of factors, including macro data, such as population and GDP, e-commerce penetration rates and existing logistics infrastructure. China Smart Logistics had acquired land use rights or entered into land grant contracts in eight cities as of the date of this prospectus, and it intends to continue to acquire land use rights in key locations.

As the build-out of the logistics network is capital intensive, China Smart Logistics will invest in logistics developments together with third parties who may provide debt and passive equity financing on a project-by-project basis. This capital structure for project development by China Smart Logistics is expected to result in significant financial leverage for the 48% of equity capital that we have invested in China Smart Logistics. China Smart Logistics has a registered capital of RMB5,000 million, out of which our 48% share is RMB2,400 million, of which we have already contributed RMB1,680 million.

Payments and Other Financial Services

Alipay

Alipay provides payment and escrow services for transactions on Taobao Marketplace, Tmall, 1688.com and certain of our other sites through contractual arrangements with us. Alipay also provides payment and escrow services to third parties in China. Alipay is the principal means by which buyers and sellers settle transactions on our China retail marketplaces. We pay Alipay a fee for the payment and escrow services it provides on our marketplaces. Specifically, we are party to a commercial agreement with Small and Micro Financial Services Company and Alipay, or the Alipay commercial agreement. Under the Alipay commercial agreement, as amended through August 2014, Alipay provides payment processing services to us and our subsidiaries and we pay Alipay a fee for such services on preferential terms to us. The fees reflect, among other things, bank-processing costs and accordingly are subject to adjustment to the extent such costs increase or decline. The Alipay commercial agreement has an initial term of 50 years from the date of the original agreement, and is automatically renewable for further periods of 50 years, subject to our right to terminate at any time upon one year’s prior written notice. If the Alipay commercial agreement is required by applicable regulatory authorities to be modified in certain circumstances, a one-time payment may be payable to us by Small and Micro Financial Services Company to compensate us for the impact of such adjustment. For additional details on our commercial relationship with Alipay, see “Related Party Transactions — Agreements and Transactions Related to Small and Micro Financial Services Company and its Subsidiaries.”

In a typical transaction on our China retail marketplaces, the buyer would have various options to pay for purchases, including with the buyer’s fund balance in his or her personal Alipay account, credit card or transfers from an online bank account. Personal Alipay accounts may be funded by electronic fund transfer or pre-paid cards, as well as linked directly to the buyer’s credit card or bank debit card under Alipay’s “express payment” function. Whether the buyer chooses to pay with the buyer’s fund balance in his or her Alipay account, credit card or bank transfer, the transaction is settled through Alipay’s escrow and payment processing service – funds are transferred from the buyer to Alipay’s escrow account, and Alipay releases the funds from escrow to the seller only after the buyer has confirmed receipt of goods in satisfactory condition or failed to object to the release of funds within a specified time period. Buyers and sellers may also choose to settle transactions outside of Alipay through other mutually agreed upon payment method, such as cash on delivery.

In fiscal year 2014, 78.3% of GMV on our China retail marketplaces was settled through Alipay’s escrow and payment processing services. On Tmall and Juhuasuan, we earn commissions only on transactions that are settled through Alipay.

SME Loan Business

We started our SME loan business in 2010. Our SME loan business provides micro loans to sellers on our wholesale and retail marketplaces through lending vehicles licensed by the local government. Using transactional and behavioral data from sellers on our retail and wholesale marketplaces, we have developed a proprietary credit assessment model through which we evaluate our borrowers’ ability to service loans, assign credit scores to each borrower, pre-approve credit limits and extend loans. As of March 31, 2014, our SME loan business had over 365,000 borrowers with a total outstanding loan balance, net of allowance for doubtful accounts relating to micro loans, of RMB13.2 billion (US$2.1 billion). We recently agreed to sell the SME loan business to Small and Micro Financial Services Company. The sale is subject to the receipt of certain regulatory approvals and other customary closing conditions. See “Related Party Transactions — Agreements and Transactions Related to Small and Micro Financial Services Company and its Subsidiaries — 2014 Restructuring of Our Relationship with Small and Micro Financial Services Company and Alipay.”

Customer Service

Scalable customer service platform

We trust that our customers can serve their customers better than we do, and our job is to empower them to do their job better. Our business size necessitates a highly scalable approach to customer service, and we achieve this by leveraging our ecosystem through the following methods:

•	We provide sellers on our marketplaces the tools that enhance their ability to directly serve buyers. Since sellers desire repeat business, they are highly motivated to provide high-quality service. We pioneered the use of our free instant messengers, Aliwangwang (personal computer) and Wangxin (mobile), to enable buyers to connect real-time with sellers, so that sellers can respond to pre-purchase inquiries as well as provide after-sale service. Many of our merchants have multiple instant messenger accounts managed by their own customer service representatives.

•	We have built a network of mostly university students who serve as part-time customer service representatives to support our online instant messaging service platform. As of the end of March 2014, over 4,200 part-time representatives were active in providing services to our customers.

•	As of March 31, 2014, we also had a dedicated in-house team of over 2,000 customer service representatives focused on serving consumers and businesses on our marketplaces through telephone hotlines, real-time instant messaging and online inquiry systems.

Return and exchange policy

Consumers on our China retail marketplaces may return the purchased goods within seven days from the receipt of goods, except for physical products such as perishable food items, customized products and digital products downloaded online. In cases where the goods have already been delivered, we require our sellers to respond within 72 hours upon the receipt of a return request and the buyer is required to return the purchased goods within seven days from the purchase if the seller agrees to the return request. If the seller does not make the refund payment within ten days from the date when the return request is made, the refund will be transferred to the buyer’s Alipay account automatically out of the escrow account for the transaction after the buyer has submitted a valid package tracking number to our system. In cases where the buyer requests a return before the goods are delivered, the refund amount will be automatically transferred to the buyer’s Alipay account if the seller does not respond in five days (or three days for virtual items).

Dispute resolution

In the case of disputes with a seller, a buyer can submit evidence through our dispute resolution system and seek compensation from the seller. In 2013, we received dispute cases representing less than 0.08% of annual orders placed on our China retail marketplaces. To resolve minor disputes that might otherwise require disproportionate time and effort on our part, we developed a system to leverage the collective experience of volunteers who have been buyers and sellers on our China retail marketplaces for at least one year to serve on an adjudication panel for disputes. As of June 30, 2014, approximately 584,000 volunteers have served on the panel. These volunteers review cases and make their deliberations through an online forum. The determination of the panel is final and provides an easy way for buyers and sellers to resolve their disputes. The panel of volunteers also contributes to our ecosystem by suggesting improvements to our marketplace rules. More significant disputes are referred to our customer service representatives.

Consumer Protection and Transaction Platform Safety Programs

Consumer Protection Programs

Consumer protection fund. We believe every consumer has the right to safety and protection from false and misleading claims. We encourage our sellers to make product quality a priority and have set up various programs such as the following:

•	Tmall. All Tmall sellers are required to contribute to and maintain a consumer protection fund for the benefit of buyers. Consumer protection fund deposit requirements range from RMB50,000 to RMB150,000 for standard storefronts and in some instances could be higher depending on the number of brands represented.

•	Taobao Marketplace. Sellers on Taobao Marketplace are required to offer certain consumer protection measures and may also choose to participate in additional return and delivery services programs. All Taobao marketplace merchants are required to sign agreements with us authorizing us to make deductions from their Alipay accounts in the event of confirmed consumer claims. In addition, the majority of Taobao Marketplace merchants maintain individual consumer protection funds whose minimum amounts ranged from RMB1,000 to RMB10,000 in 2013.

Many sellers deposit beyond the platform minimum requirement to demonstrate their confidence in the quality of their services and products. To offer better services to consumers, some sellers make additional service commitments such as expedited shipment, free maintenance for electronics and installation services for furniture purchases. We incentivize sellers to set up customer protection funds by programming our search results to prioritize the rankings of product listings for sellers who have established these funds. In addition, the consumer protection fund amounts are displayed on the seller’s information page.

As of December 31, 2013, our China retail marketplace sellers’ consumer protection funds deposited in their respective Alipay accounts in aggregate totaled over RMB12 billion.

If the amounts in the sellers’ consumer protection funds are not sufficient, we may choose to compensate buyers for such losses, although we are not legally obligated to do so.

Measures against counterfeit products. To protect consumers, brand owners and legitimate sellers and to maintain the integrity of our marketplaces, we have put in place a broad range of measures to prevent counterfeit and pirated goods from being offered and sold on our marketplaces. These measures include:

•	identifying, issuing warnings and taking down counterfeit products from our marketplaces;

•	providing an online complaint platform for brand owners to report infringements;

•	conducting random checks by using third parties to purchase suspected counterfeit products on our marketplaces; and

•	enhancing our communication with various relevant government authorities to eradicate sources of counterfeit goods.

We have also established cooperative relationships with over 1,000 major brand owners and several industry associations in connection with intellectual property rights protection to enhance the effectiveness of our take-down procedures and other anti-counterfeiting measures.

Measures against fictitious transactions. We have implemented measures to prevent, detect and reduce the occurrence of fictitious transactions on Taobao Marketplace and Tmall including:

•	requiring the use of sellers’ real identities to set up accounts with us;

•	analyzing transaction patterns to identify anomalies;

•	dynamic password protection and real-time monitoring of user login behavior;

•	enabling buyers and sellers to report suspicious transactions to us;

•	maintaining a “blacklist” of sellers and buyers who have been involved in fictitious transactions in the past; and

•	collaborating with industry partners and law enforcement authorities on Internet security.

Penalties. We maintain a “no tolerance” policy with regard to counterfeit and fictitious activities on our marketplaces. However, because many sellers doing business on our marketplaces depend on us for their livelihood, we have generally eschewed a “shoot-first, ask questions later” approach to handling complaints. When we receive complaints or allegations regarding infringement or counterfeit goods, we follow well-developed procedures to verify the nature of the complaint and the relevant facts before de-listing the items. Generally, we give sellers who have been accused of posting or selling counterfeit products up to three days to refute the allegations and provide evidence of the authenticity of the product.

If allegations of posting or selling counterfeit products have not been refuted or fictitious activities have been confirmed, we penalize the parties involved through a number of means including:

•	immediately delisting the products;

•	arranging for the seller to reimburse the buyer;

•	assessing penalty points against the seller or limiting its ability to add listings for a certain period;

•	adopting a “name and shame” policy;

•	imposing restrictions from participation in promotional activities on our marketplaces; and

•	closing down storefronts and, for Tmall sellers, confiscating the consumer protection security deposits paid. The seller is banned permanently from establishing another storefront on our marketplaces.

In appropriate circumstances we also notify the relevant law enforcement and other authorities to take legal action against the offending party, including in extreme cases criminal proceedings.

Our Technology

Technology is key to our success in achieving efficiency for our business, improving the user experience, and enabling innovation. As of March 31, 2014, we employed a team of over 8,000 engineering and data analysis personnel engaged in building our technology platform and developing new online and mobile products. Key components of our technology include:

Cloud Computing

Our cloud computing platform, called Apsara, is a general purpose distributed computing platform built with proprietary technology that enable server clusters to perform with enhanced computing power. Apsara offers a suite of cloud services including elastic computing, database storage and services, and large-scale data processing services through web-based API. A single Apsara cluster can be scaled up to 5,000 servers with 100 petabyte storage capacity and 100,000 CPU cores.

Content Delivery Network

We operate what we believe to be one of the largest and fastest content delivery networks in China, called AliCDN. The technology underlying AliCDN accelerates the loading of billions of product photographs on web pages delivered to hundreds of millions of users and offers them a fast and smooth experience.

Data Science

Our data science technology serves various types of data-intensive computational needs, including deep learning, high-volume batch processing and multi-variable and multi-dimensional real-time analytics. The data mining and transaction, payment and behavioral data science capabilities are used extensively in numerous applications such as search and online marketing on our marketplaces, and credit profiling and risk management of our SME loan business.

Distributed Relational Database

We believe that OceanBase, our proprietary distributed relational database management system is one of the largest database systems for online transaction processing in the world. OceanBase runs on servers and can be scaled up to hundreds of nodes to achieve scalability. OceanBase plays a critical role in supporting transaction processing on our marketplaces in a cost-efficient manner.

Search and Online Marketing

We believe we have the industry’s most comprehensive standard product unit, or SPU, database that was built on the vast amount of items listed on Taobao Marketplace and Tmall. The transactional and user behavior data generated on our marketplaces enable us to construct a powerful search engine that generates personalized results.

Our online marketing technology platform powers our performance-based and display marketing on our marketplaces and on Taobao Affiliate Network, as well as our real-time online bidding systems. It supports millions of online marketers and delivers tens of billions of online marketing impressions every day. Our online marketing technology enables us to continuously improve the effectiveness of our online marketing services for our sellers through the use of aggregated behavioral targeting data and analytics.

Deep Learning

Alimama utilizes cloud-based deep learning extensively to enhance the consumer targeting efficiency of our P4P marketing, display marketing and DMP service offerings. Supported by our Apsara cloud computing system, Alimama operates a cluster of servers that is capable of analyzing terabytes of data points for the modeling of tens of billions online advertising impressions. With rich consumer data generated from our China retail marketplaces, we utilize our proprietary algorithms to evaluate the quality of advertising inventory from thousands of publishers and make predictions of click through rates and conversion rates of online marketing messages. This capability enables sellers to improve consumer targeting efficiency and enhance the return on investments for online marketers.

Security

We are committed to maintaining a secure e-commerce ecosystem. Every day, our backend security system handles more than 15 million instances of malicious attacks to safeguard the security on our platform. In 2012, more than 60% of the phishing sites in China were identified and reported by our security technology according to the 2012 annual report of the Anti-Phishing Alliance of China, a sub-division of CNNIC. Our proprietary anti-phishing software has an installed base of more than 200 million users, and protects users from phishing websites in real-time.

Sales and Marketing

We employ a variety of methods to attract potential sellers and buyers, registered users, paying members, online marketers and other ecosystem participants and promote our brands. Our user base has expanded primarily through word-of-mouth.

We generate the majority of our revenues through online marketing services to our sellers. As these sellers are mostly participants on our marketplaces, we do not need to rely on a large sales force for our retail marketplaces. The majority of our sales staff are engaged in selling membership packages to registered members of our wholesale marketplaces through telephone sales and field sales.

Intellectual Property

We believe the protection of our trademarks, copyrights, domain names, trade names, trade secrets, patents and other proprietary rights is critical to our business. We rely on a combination of trademark, fair trade practice, copyright and trade secret protection laws and patent protection in China and other jurisdictions, as well as confidentiality procedures and contractual provisions to protect our intellectual property and our trademarks. We also enter into confidentiality and invention assignment agreements with all of our employees, and we rigorously control access to our proprietary technology and information. As of December 31, 2013, we had 323 issued patents and 837 publicly filed patent applications in China and 512 issued patents and 1,762 publicly filed patent applications in various countries and jurisdictions internationally. We do not know whether any of our pending patent applications will result in the issuance of patents or whether the examination process will require us to narrow our claims.

Competition

We face competition principally from established Chinese Internet companies, such as Tencent, Baidu and their respective affiliates, as well as from offline retailers, in particular those offline retailers establishing e-commerce websites. These competitors generate significant traffic and have established brand recognition, significant technological capabilities and significant financial resources. The areas in which we compete include:

•	Buyers – We compete to attract, engage and retain buyers based on the variety and value of products and services listed on our marketplaces, overall user experience and convenience, online communication tools, integration with mobile and networking applications and tools, mobile apps and availability of payment settlement and logistics services.

•	Sellers – We compete to attract and retain sellers based on our size and the engagement of buyers, the effectiveness and value of the marketing services we offer, commission rates and the usefulness of the services we provide including data and analytics for potential buyer targeting, cloud computing services and the availability of support services including payment settlement and logistics services.

•	Talent – We compete for motivated and effective talent and personnel, including engineers and product developers to build compelling apps, tools and functions for all participants in our ecosystem.

We also face competition from major global Internet companies. However, at this time, foreign e-commerce companies have a limited presence in China.

Employees

As of March 31, 2012, 2013 and 2014, we had a total of 21,930, 20,674 and 22,072 full-time employees, respectively. Substantially all of our employees are based in China.

The following table sets out the breakdown of our full-time employees by function as of March 31, 2014:

Function	Number of employees(1)
Engineering and data analysis	8,050
Sales, marketing and business development	5,167
Web operations	2,966
Customer service	2,283
Product management and user experience design	1,594
Others	2,012

Total	22,072

(1)	The number of employees presented in this table does not include third-party consultants and contractors that we employ, substantially all of whom are based in China. These consultants and contractors primarily performed work related to sales, research, logistical support and customer service.

Corporate Social Responsibility

Since our founding, we have been highly committed to sustainable corporate responsibility projects, both through charitable endeavors and by extending the benefits of our ecosystem to the community at large in China. We believe the best approach to corporate social responsibility is through embedding elements of social responsibility in our business model. Our achievements and initiatives in the area of corporate social responsibility include the following:

Job Opportunities

The breadth of our ecosystem and the range of different types of service providers needed within it create employment opportunities. In addition to providing direct business opportunities for sellers, our ecosystem has created new opportunities for service providers in logistics, marketing, consulting, operations outsourcing, training and other online and mobile commerce professions. See “ — Our Ecosystem and Its Participants — Overview.” We also provide training through Taobao University and Alibaba Business School, which prepare people on our platform with essential skills. We also promote job opportunities for socially disadvantaged groups and organize recruitment of disabled persons for appropriate positions on our Taobao Services Platform.

Charitable and Socially Responsible Activities

We support and promote a number of charitable and socially responsible initiatives and programs in ways that we believe are in alignment with our core values and our mission. Since 2010, we have earmarked 0.3% of our annual revenue to fund efforts designed to encourage environmental awareness and conservation and other corporate social responsibility efforts. From the program’s inception in 2010 to December 31, 2013, we set aside RMB319 million for various charitable causes and initiatives, including the following:

Alibaba Foundation. In January 2012, we established Alibaba Foundation, a private charity fund that focuses on supporting environmental protection in China and helping the disadvantaged such as children born with heart defects in underdeveloped areas of China. The Alibaba Foundation management committee is comprised of a group of employee volunteers who are elected by our employees every three years. The management committee is responsible for the allocation of the charity fund to worthwhile initiatives.

Environmental protection. We have provided financial support to various non-governmental organizations and charity funds, such as The Nature Conservancy and National Geographic Society. We have also provided different resources to enable these organizations to monitor the environment and conduct their work.

Case Study—“Operation Origin Tracing”

Organized by the corporate social responsibility program, Operation Origin Tracing was an event aimed at raising the awareness of water contamination and protection of water resources in China. The 76 participants in the event included volunteers from our employees and sellers on our marketplaces. Starting from Wuhu, a city in eastern China, the participants traveled along the Yangtze River and visited 10 cities, including Shanghai, Nanjing, Honghu, Yueyang, Yichang, Chongqing, Yibin and Lijiang, all the way up to the origin of the Yangtze River, where they collected water samples and focused on learning about and reporting on water-pollution related issues that were specific to each location. For example, in April 2013, the participants visited habitats of river dolphins, collected water sample and obtained an in-depth understanding of the impact of pollution on river dolphins. The participants then reported their findings on Weibo. Other topics covered included drinking water sources in urban areas, pollution caused by paper mills and protection of natural wetlands and the environmental impact of the metallurgic industries. We also worked with a number of third-party organizations, such as the local chapters of The Nature Conservancy which helped coordinate events and shared local knowledge with us.

Disaster relief. In addition to making donations, we use our platform to host donation programs and provide post-disaster support to people affected by disasters. For example, a charity fund successfully raised RMB48 million on our platform for the victims of the Ya’an earthquake in 2013 and provided free online and mobile commerce training and computer donation and repair to the victims of Sichuan earthquake in 2008.

Case Study—Sichuan Earthquake

At 2:28 PM on May 12, 2008, Qingchuan County in Sichuan Province was struck by an earthquake with a magnitude 8 on the Richter scale. Upon realizing the extent of the damage, we immediately began to establish a comprehensive relief program. We set up a dedicated donation channel via Alipay that raised RMB24 million from the public towards the relief efforts. Within three days, our employees had donated an additional RMB5 million. Within a week, Jack Ma led the creation of a relief task force of more than 1,000 employee volunteers, including members of our management, and we established a special disaster relief fund totaling RMB25 million. The immediate priorities were helping the elderly and people with disabilities, sourcing food and medical supplies as well as rebuilding critical infrastructure.

Our efforts extended beyond urgent relief to post-disaster reconstruction. As part of our commitment to rebuilding lives and economic activity in Qingchuan, we initiated a program to support the schools, teachers and students that were affected by the disaster through sponsorships, the donation of supplies and volunteer work. Our employees made frequent visits to the stricken areas.

In August 2009, we began hosting seminars and training sessions to help the residents of Qingchuan to learn basic computer skills and how to open and operate online stores to sell local specialties such as honey, mushrooms and tea. Within two years, the cumulative online sales volume on the storefronts operated by local entrepreneurs exceeded RMB2 million and created job opportunities for more than 100 people.

Employee participation. We have a dedicated team that organizes charitable activities and a dedicated website portal where employees can sign up for related events of interests. Many of our social responsibility activities were initiated by our employees, such as reading books to visually impaired children.

Ecosystem participants activities. We encourage our sellers and other ecosystem participants to participate in socially responsible activities. As of December 31, 2013, there were 229 social responsibility organizations with storefronts on our China retail marketplaces to raise funds and awareness for initiatives, ranging from solving environmental issues to helping impoverished areas of China. In 2013, approximately 323,000 sellers on our platforms committed a total of approximately RMB25 million to socially responsible activities through approximately 266 million transactions.

Facilities

As of December 31, 2013, we occupied facilities around the world with an aggregate gross floor area of office buildings owned by us totaling 403,979 square meters, including 380,422 square meters for the headquarters of our principal operating businesses in Hangzhou, China. As of December 31, 2013, we maintained 73 offices in China and 16 offices outside China. In addition, we maintain data centers and logistics facilities in China, Hong Kong and the United States.

Legal Proceedings

From time to time, we have been involved in litigation relating to copyright, trademark and patent infringement, defamation, unfair competition, contract disputes and other matters in the ordinary course of our business. We are not currently a party to any material legal or administrative proceedings.

REGULATION

We operate in an increasingly complex legal and regulatory environment. We are subject to a variety of PRC and foreign laws, rules and regulations across a number of aspects of our business. This section summarizes the principal PRC laws, rules and regulations relevant to our business and operations. Areas in which we are subject to laws, rules and regulations outside of the PRC include data protection and privacy, consumer protection, content regulation, intellectual property, competition, taxation, anti-money laundering and anti-corruption. See “Risk Factors — Risks Related to Our Business and Industry — We and Alipay are subject to regulation, and future regulations may impose additional requirements and other obligations on our business or otherwise that could materially and adversely affect our business, financial condition and results of operations.”

Our online and mobile commerce businesses are classified as value-added telecommunication businesses by the PRC government. Current PRC laws, rules and regulations restrict foreign ownership in value-added telecommunication services. As a result, we operate our online and mobile commerce businesses and other businesses in which foreign investment is restricted or prohibited through the variable interest entities, each of which is owned by PRC citizens or by PRC entities owned by PRC citizens and holds all licenses associated with these businesses.

The applicable PRC laws, rules and regulations governing value-added telecommunication services may change in the future. We may be required to obtain additional approvals, licenses and permits and to comply with any new regulatory requirements adopted from time to time. Moreover, substantial uncertainties exist with respect to the interpretation and implementation of these PRC laws, rules and regulations. See “Risk Factors — Risks Related to Doing Business in the People’s Republic of China — There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.”

Regulation on Foreign Investment Restrictions

The Guidance Catalogue of Industries for Foreign Investment, or the Catalogue, which is promulgated by the Ministry of Commerce and the National Development and Reform Commission and governs investment activities in the PRC by foreign investors. The Catalogue divides industries into three categories — “encouraged,” “restricted,” and “prohibited” for foreign investment. Industries not listed in the Catalogue are generally deemed as falling into a fourth category, “permitted.” The businesses of our significant subsidiaries in the PRC are mainly software development, technical services and consultations, which fall into the encouraged or permitted category. Such significant subsidiaries have obtained all material approvals required for their business operations. However, industries such as value-added telecommunication services, including Internet information services, are restricted from foreign investment. Among our significant subsidiaries, Taobao (China) Software Co., Ltd. and Zhejiang Tmall Technology Co., Ltd. are registered in China and mainly engaged in software development, technical services and consultations, which fall into the encouraged or permitted category under the Catalogue. These two significant subsidiaries have obtained all material approvals required for their business operations. The Catalogue does not apply to our significant subsidiaries that are registered and domiciled in Hong Kong, the British Virgin Islands or the Cayman Islands, and operate outside China. The businesses of our other PRC subsidiaries — including PRC subsidiaries of our significant subsidiaries — are generally software development, technical services and consultations, which fall into the encouraged or permitted category. Industries such as value-added telecommunication services, including Internet information services, are restricted to foreign investment. We conduct business operations that are restricted or prohibited to foreign investment through our variable interest entities.

Regulation of Telecommunications and Internet Information Services

Regulation of Telecommunications Services

Under the Telecommunications Regulations of the PRC, or the Telecommunications Regulations, promulgated on September 25, 2000 by the State Council of the PRC, a telecommunication services provider in

China must obtain an operating license from the Ministry of Industry and Information Technology, or the MIIT, or its provincial counterparts. The Telecommunications Regulations categorize all telecommunication services in China as either basic telecommunications services or value-added telecommunications services. Our online and mobile commerce businesses are classified as value-added telecommunications services.

Foreign investment in telecommunications businesses is governed by the State Council’s Administrative Rules for Foreign Investments in Telecommunications Enterprises, issued by the State Council on December 11, 2001 and amended on September 10, 2008, under which a foreign investor’s beneficial equity ownership in an entity providing value-added telecommunications services in China is not permitted to exceed 50%. In addition, for a foreign investor to acquire any equity interest in a business providing value-added telecommunications services in China, it must demonstrate a positive track record and experience in providing such services. The MIIT’s Notice Regarding Strengthening Administration of Foreign Investment in Operating Value-Added Telecommunication Businesses, or the MIIT Notice, issued on July 13, 2006 prohibits holders of these services licenses from leasing, transferring or selling their licenses in any form, or providing any resource, sites or facilities, to any foreign investors intending to conduct such businesses in China.

In addition to restricting dealings with foreign investors, the MIIT Notice contains a number of detailed requirements applicable to holders of value-added telecommunications services licenses, including that license holders or their shareholders must directly own the domain names and trademarks used in their daily operations and each license holder must possess the necessary facilities for its approved business operations and maintain such facilities in the regions covered by its license, including maintaining its network and providing Internet security in accordance with the relevant regulatory standards. The MIIT or its provincial counterpart has the power to require corrective actions after it discovers any non-compliance of the license holders, and where such license holders fail to take such steps, the MIIT or its provincial counterpart has the power to revoke the value-added telecommunications services licenses.

Regulation of Internet Information Services

As a subsector of the telecommunications industry, Internet information services are regulated by the Administrative Measures on Internet Information Services, or the ICP Measures, promulgated on September 25, 2000 by the State Council and amended on January 8, 2011. “Internet information services” are defined as services that provide information to online users through the Internet. Internet information services providers, also called Internet content providers, or ICPs, that provide commercial services are required to obtain an operating license from the MIIT or its provincial counterpart.

To the extent the Internet information services provided relate to certain matters, including news, publication, education or medical and health care (including pharmaceutical products and medical equipment), approvals must also be obtained from the relevant industry regulators in accordance with the laws, rules and regulations governing those industries.

Regulation of Advertising Services

The principal regulations governing advertising businesses in China are:

•	The Advertising Law of the PRC (1994);

•	The Advertising Administrative Regulations (1987);

•	The Implementing Rules for the Advertising Administrative Regulations (2004); and

•	The Administration Rules of Foreign-invested Advertising Enterprises (2008).

These laws, rules and regulations require companies such as ours that engage in advertising activities to obtain a business license that explicitly includes advertising in the business scope from the SAIC or its local branches.

Applicable PRC advertising laws, rules and regulations contain certain prohibitions on the content of advertisements in China (including prohibitions on misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest). Advertisements for anesthetic, psychotropic, toxic or radioactive drugs are prohibited, and the dissemination of advertisements of certain other products, such as tobacco, patented products, pharmaceuticals, medical instruments, agrochemicals, foodstuff, alcohol and cosmetics, are also subject to specific restrictions and requirements.

Advertisers, advertising operators and advertising distributors, including the businesses that certain of the variable interest entities operate, are required by applicable PRC advertising laws, rules and regulations to ensure that the content of the advertisements they prepare or distribute are true and in compliance with applicable laws, rules and regulations. Violation of these laws, rules and regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In circumstances involving serious violations, the SAIC or its local branches may revoke the violator’s license or permit for advertising business operations. In addition, advertisers, advertising operators or advertising distributors may be subject to civil liability if they infringe the legal rights and interests of third parties, such as infringement of intellectual proprietary rights, unauthorized use of a name or portrait and defamation.

Although advertising services are no longer categorized as a prohibited or restricted area for foreign investment, the Administration Rules of Foreign-invested Advertising Enterprises issued on August 22, 2008 by the SAIC and the Ministry of Commerce, or the MOFCOM, require all foreign investors of advertising enterprises to have a track record in, and mainly engage in, advertising businesses overseas. The establishment of a foreign-invested advertising enterprise is also subject to pre-approval by the SAIC or its local branch.

Regulation of Online and Mobile Commerce

China’s online and mobile commerce industry is at an early stage of development and there are few PRC laws, regulations or rules specifically regulating this industry. The SAIC adopted the Interim Measures for the Administration of Online Commodities Trading and Relevant Services on May 31, 2010 and replaced those measures with the Administrative Measures for Online Trading on January 26, 2014, which became effective on March 15, 2014. The SAIC also issued the Opinions on Strengthening the Administration of Online Group Buying Operations on March 12, 2012 to subject group buying website operators to the foregoing measures, especially those relating to marketplace platform service providers. These newly issued measures impose more stringent requirements and obligations on the online trading or service operators as well as the marketplace platform providers. For example, the marketplace platform providers are obligated to examine the legal status of each third-party merchant selling products or services on the platform and display on a prominent location on the web page of such merchant the information stated in the merchant’s business license or a link to such business license, and a group buying website operator must only allow a third-party merchant with a proper business license to sell products or services on its platform. Where the marketplace platform providers also act as online distributors, these marketplace platform providers must make a clear distinction between their online direct sales and sales of third-party merchant products on the marketplace platform.

Regulation of Internet Content

The PRC government has promulgated measures relating to Internet content through various ministries and agencies, including the MIIT, the News Office of the State Council, the Ministry of Culture and the General Administration of Press and Publication. In addition to various approval and license requirements, these measures specifically prohibit Internet activities that result in the dissemination of any content which is found to contain pornography, promote gambling or violence, instigate crimes, undermine public morality or the cultural traditions of the PRC or compromise State security or secrets. ICPs must monitor and control the information posted on their websites. If any prohibited content is found, they must remove such content immediately, keep a record of it and report to the relevant authorities. If an ICP violates these measures, the PRC government may impose fines and revoke any relevant business operation licenses.

Regulation of Internet Security

The Decision in Relation to Protection of the Internet Security enacted by the Standing Committee of the National People’s Congress of China on December 28, 2000 provides that the following activities conducted through the Internet are subject to criminal punishment:

•	gaining improper entry into a computer or system of strategic importance;

•	disseminating politically disruptive information or obscenities;

•	leaking State secrets;

•	spreading false commercial information; or

•	infringing intellectual property rights.

The Administrative Measures on the Security Protection of Computer Information Network with International Connections, issued by the Ministry of Public Security on December 16, 1997 and amended on January 8, 2011, prohibit the use of the Internet in a manner that would result in the leakage of State secrets or the spread of socially destabilizing content. If a value-added telecommunications services license holder violates these measures, the Ministry of Public Security and the local security bureaus may revoke its operating license and shut down its websites.

Regulation Relating to Privacy Protection

Under the ICP Measures, ICPs are prohibited from producing, copying, publishing or distributing information that is humiliating or defamatory to others or that infringes upon the lawful rights and interests of others. Depending on the nature of the violation, ICPs may face criminal charges or sanctions by PRC security authorities for such acts, and may be ordered to suspend temporarily their services or have their licenses revoked.

Under the Several Provisions on Regulating the Market Order of Internet Information Services, issued by the MIIT on December 29, 2011, ICPs are also prohibited from collecting any user personal information or providing any such information to third parties without the consent of a user. ICPs must expressly inform the users of the method, content and purpose of the collection and processing of such user personal information and may only collect such information necessary for its services. ICPs are also required to properly maintain the user personal information, and in case of any leak or likely leak of the user personal information, ICPs must take remedial measures immediately and report any material leak to the telecommunications regulatory authority.

In addition, the Decision on Strengthening Network Information Protection promulgated by the Standing Committee of the National People’s Congress on December 28, 2012 emphasizes the need to protect electronic information that contains individual identification information and other private data. The decision requires ICPs to establish and publish policies regarding the collection and use of personal electronic information and to take necessary measures to ensure the security of the information and to prevent leakage, damage or loss. Furthermore, MIIT’s Rules on Protection of Personal Information of Telecommunications and Internet Users promulgated on July 16, 2013 contain detailed requirements on the use and collection of personal information as well as the security measures to be taken by ICPs.

The PRC government retains the power and authority to order ICPs to provide an Internet user’s personal information if such user posts any prohibited content or engages in any illegal activities through the Internet.

Regulation Relating to our SME Loan Business

Our SME loan business is subject to regulations applicable to small loan companies and financial guarantee companies.

Small loan companies. Under the Guidelines on the Pilot Operation of Small Loan Companies, or the Small Loan Companies Guidelines, jointly issued by the CBRC, and the PBOC on May 4, 2008, small loan companies are approved and regulated at the provincial, rather than national, level. The Small Loan Companies Guidelines provide guidance policies for the industry in a number of areas, including the following:

•	the funds borrowed from banks by a small loan company may not exceed 50% of its net capital;

•	the balance of loans granted by a small loan company to a single borrower may not exceed 5% of the net capital of such small loan company; and

•	the loan interest rate adopted by a small loan company must range from 0.9 times the benchmark loan interest rate published by the PBOC to the ceiling rate allowed by applicable law.

Local provincial governments have issued various local regulations and rules to regulate small loan companies within their respective jurisdictions, and in many cases, these regulations follow the guidance policies under the Small Loan Companies Guidelines. Our small loan companies are registered in Chongqing and Zhejiang. The local rules in Chongqing provide that for a small loan company with sound corporate management and strong risk management ability, the funds borrowed from banks may reach 100% of their net capital and the loans granted to a single borrower may be up to 10% of the net capital of such small loan company. The local rules in Zhejiang require a small loan company to grant 70% of its loans to borrowers having less than RMB1 million loan balance or for agricultural purposes.

Financial guarantee companies. Pursuant to the Interim Measures for the Administration of Financial Guarantee Companies, or the Guarantee Companies Measures, jointly promulgated by eight government ministries in China on March 8, 2010, financial guarantee companies are subject to the licensing, administration and supervision by provincial governments. According to the Guarantee Companies Measures, a financial guarantee company may offer various kinds of guarantees, such as loan guarantees, trade finance guarantees, project finance guarantees and performance guarantees, provided that the outstanding guaranteed amount may not exceed ten times the net assets of such financial guarantee company. In addition, the Guarantee Companies Measures prohibit a financial guarantee company from certain business activities, such as taking deposits from the general public, granting loans, investing as a trustee and providing financial guarantees in favor of its parent company or any of its subsidiaries. Currently, we primarily provide loan guarantees and performance guarantees through one of our subsidiaries that holds a financial guarantee license.

The Guarantee Companies Measures impose certain operating restrictions on financial guarantee companies, including, among others:

•	minimum capital requirements;

•	maximum outstanding guarantee liability requirements;

•	investment restrictions; and

•	accounting and financial reporting requirements.

As a result, the restrictions imposed by the Guarantee Companies Measures described above limit our ability to grow our financial guarantee business and diversify the financial guarantee products we can offer.

Regulations Relating to Consumer Rights Protection

Our online and mobile commerce business is subject to a variety of consumer protection laws, including the PRC Consumer Rights and Interests Protection Law, as amended and effective as of March 15, 2014, and the Administrative Measures for Online Trading, both of which have provided stringent requirements and obligations on business operators, including Internet business operators and platform service providers like us. For example, consumers are entitled to return goods purchased online, subject to certain exceptions, within seven days upon receipt of such goods for no reason. To ensure that sellers and service providers comply with these laws and regulations, we, as platform operators, are required to implement rules governing transactions on our platform, monitor the information posted by sellers and service providers, and report any violations by such sellers or service providers to the relevant authorities. In addition, online marketplace platform providers may, pursuant to PRC consumer protection laws, be exposed to liabilities if the lawful rights and interests of consumers are infringed in connection with consumers’ purchase of goods or acceptance of services on online marketplace platforms and the platform service providers fail to provide consumers with the contact information of the seller or manufacturer. In addition, platform service providers may be jointly and severally liable with sellers and manufacturers if they are aware or should be aware that the seller or manufacturer is using the online platform to infringe upon the lawful rights and interests of consumers and fail to take measures necessary to prevent or stop such activity.

Failure to comply with these consumer protection laws could subject us to administrative sanctions, such as the issuance of a warning, confiscation of illegal income, imposition of a fine, an order to cease business operations, revocation of business licenses, as well as potential civil or criminal liabilities.

Regulations Relating to Intellectual Property Rights

Patent. Patents in the PRC are principally protected under the Patent Law of the PRC. The duration of a patent right is either 10 years or 20 years from the date of application, depending on the type of patent right.

Copyright. Copyright in the PRC, including copyrighted software, is principally protected under the Copyright Law of the PRC and related rules and regulations. Under the Copyright Law, the term of protection for copyrighted software is 50 years.

Trademark. Registered trademarks are protected under the Trademark Law of the PRC and related rules and regulations. Trademarks are registered with the Trademark Office of the SAIC. Where registration is sought for a trademark that is identical or similar to another trademark which has already been registered or given preliminary examination and approval for use in the same or similar category of commodities or services, the application for registration of such trademark may be rejected. Trademark registrations are effective for a renewable ten-year period, unless otherwise revoked.

Domain names. Domain name registrations are handled through domain name service agencies established under the relevant regulations, and applicants become domain name holders upon successful registration.

Anti-counterfeiting Regulations

According to the Trademark Law of the PRC, counterfeit or unauthorized production of the label of another person’s registered trademark, or sale of any label that is counterfeited or produced without authorization will be deemed as an infringement of the exclusive right to use a registered trademark. The infringing party will be ordered to cease infringement immediately, a fine may be imposed and the counterfeit goods will be confiscated. The infringing party may also be held liable for damages suffered by the owner of the intellectual property rights, which will be equal to the gains obtained by the infringing party or the losses suffered by such owner as a result of the infringement, including reasonable expenses incurred by such owner in connection with enforcing its rights.

Under the Tort Liability Law of the PRC, an Internet service provider may be subject to joint liability if it is aware that an Internet user is infringing upon the intellectual property rights of others through its Internet services, such as selling counterfeit products, and fails to take necessary measures to stop that activity. If an Internet service provider receives a notice from an infringed party regarding an infringement, the Internet service provider is required to take certain measures, including deleting, blocking and unlinking the infringing content, in a timely manner.

In addition, under the Administrative Measures for Online Trading issued by the SAIC on January 26, 2014, as an operator of an online trading platform, we must adopt measures to ensure safe online transactions, protect consumers’ rights and prevent trademark infringement.

Regulations on Tax

PRC Enterprise Income Tax

The PRC enterprise income tax, or EIT, is calculated based on the taxable income determined under the applicable EIT Law and its implementation rules, which became effective on January 1, 2008. The EIT Law imposes a uniform enterprise income tax rate of 25% on all resident enterprises in China, including foreign-invested enterprises.

The EIT Law and its implementation rules permit certain High and New Technologies Enterprises, or HNTEs, to enjoy a reduced 15% enterprise income tax rate subject to these HNTEs meeting certain qualification criteria. In addition, the relevant EIT laws and regulations also provide that entities recognized as Software Enterprises are able to enjoy a tax holiday consisting of a 2-year-exemption commencing from their first profitable year and a 50% reduction in ordinary tax rate in the subsequent three years, while entities qualified as Key Software Enterprises can enjoy a preferential EIT rate of 10%. A number of our PRC subsidiaries and operating entities enjoy these types of preferential tax treatment. See “Taxation — People’s Republic of China Taxation.”

Uncertainties exist with respect to how the EIT Law applies to the tax residence status of Alibaba Group and our offshore subsidiaries. Under the EIT Law, an enterprise established outside of China with a “de facto management body” within China is considered a “resident enterprise,” which means that it is treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. Although the implementation rules of the EIT Law define “de facto management body” as a managing body that exercises substantive and overall management and control over the production and business, personnel, accounting books and assets of an enterprise, the only official guidance for this definition currently available is set forth in Circular 82 issued by the State Administration of Taxation, which provides guidance on the determination of the tax residence status of a Chinese-controlled offshore incorporated enterprise, defined as an enterprise that is incorporated under the laws of a foreign country or territory and that has a PRC enterprise or enterprise group as its primary controlling shareholder. Although Alibaba Group Holding Limited does not have a PRC enterprise or enterprise group as our primary controlling shareholder and is therefore not a Chinese-controlled offshore incorporated enterprise within the meaning of Circular 82, in the absence of guidance specifically applicable to us, we have applied the guidance set forth in Circular 82 to evaluate the tax residence status of Alibaba Group and our subsidiaries organized outside the PRC.

According to Circular 82, a Chinese-controlled offshore incorporated enterprise will be regarded as a PRC tax resident by virtue of having a “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following criteria are met:

•	the primary location of the day-to-day operational management is in the PRC;

•	decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC;

•	the enterprise’s primary assets, accounting books and records, company seals, and board and shareholders meeting minutes are located or maintained in the PRC; and

•	50% or more of voting board members or senior executives habitually reside in the PRC.

We do not believe that we meet any of the conditions outlined in the immediately preceding paragraph. Alibaba Group Holding Limited and our offshore subsidiaries are incorporated outside the PRC. As a holding company, our key assets and records, including the resolutions and meeting minutes of our board of directors and the resolutions and meeting minutes of our shareholders, are located and maintained outside the PRC. In addition, we are not aware of any offshore holding companies with a corporate structure similar to ours that have been deemed a PRC “resident enterprise” by the PRC tax authorities. Accordingly, we believe that Alibaba Group Holding Limited and our offshore subsidiaries should not be treated as a “resident enterprise” for PRC tax purposes if the criteria for “de facto management body” as set forth in Circular 82 were deemed applicable to us. However, as the tax residency status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” as applicable to our offshore entities, we will continue to monitor our tax status. See “Risk Factors — Risks Related to Doing Business in the People’s Republic of China — We may be treated as a resident enterprise for PRC tax purposes under the PRC Enterprise Income Tax Law and we may therefore be subject to PRC income tax on our global income.”

In the event that Alibaba Group Holding Limited or any of our offshore subsidiaries is considered to be a PRC resident enterprise: (1) Alibaba Group Holding Limited or our offshore subsidiaries, as the case may be, may be subject to the PRC enterprise income tax at the rate of 25% on our worldwide taxable income; (2) dividend income that Alibaba Group Holding Limited or our offshore subsidiaries, as the case may be, receive from our PRC subsidiaries may be exempt from the PRC withholding tax; and (3) dividends paid to our overseas shareholders or ADS holders who are non-PRC resident enterprises as well as gains realized by such shareholders or ADS holders from the transfer of our shares or ADSs may be regarded as PRC-sourced income and as a result be subject to PRC withholding tax at a rate of up to 10%, and similarly, dividends paid to our overseas shareholders or ADS holders who are non-PRC resident individuals, as well as gains realized by such shareholders or ADS holders from the transfer of our shares or ADSs, may be regarded as PRC-sourced income and as a result be subject to PRC withholding tax at a rate of 20%, subject to the provision of any applicable agreement for the avoidance of double taxation.

Under Circular 698, if a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by disposition of the equity interests of an overseas non-public holding company and such overseas holding company is located in a tax jurisdiction that: (i) has an effective tax rate less than 12.5%, or (ii) does not tax foreign income of its residents, the non-resident enterprise, being the transferor, must report such disposition to the PRC competent tax authority of the PRC resident enterprise. The PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding, or deferring PRC tax. As a result, gains derived from such disposition may be subject to a PRC withholding tax rate of up to 10%. Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price which is not on an arm’s length basis and results in reducing the taxable income, the relevant tax authority has the power to make a reasonable adjustment as to the taxable income of the transaction. Circular 698 was retroactively effective on January 1, 2008. On March 28, 2011, the State Administration of Taxation released SAT Public Notice 24 to clarify several issues related to Circular 698. SAT Public Notice 24 became effective on April 1, 2011. According to SAT Public Notice 24, the term “effective tax” refers to the effective tax on the gain derived from disposition of the equity interests of an overseas holding company; and the term “does not impose income tax” refers to cases where the gains derived from disposition of the equity interests of an overseas holding company is not subject to income tax in the country or region where the overseas holding company is a resident. There is uncertainty as to the application of Circular 698. If Circular 698 was determined by the tax authorities to be applicable to Alibaba Group Holding Limited, our offshore subsidiaries and our non-resident enterprise investors, Alibaba Group Holding Limited, our offshore subsidiaries and our non-resident enterprise investors might be required to expend valuable resources to comply with this circular or to establish that Alibaba Group Holding Limited, our offshore subsidiaries or our non-resident enterprise investors should not be taxed under Circular 698, which may materially and adversely affect Alibaba Group Holding Limited or our non-resident enterprise investors. See “Risk Factors — Risks Related to Doing Business in the People’s Republic of China — We and our shareholders face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.”

Under applicable PRC laws, payers of PRC-sourced income to non-PRC residents are generally obligated to withhold PRC income taxes from the payment. In the event of a failure to withhold, the non-PRC residents are required to pay such taxes on their own. Failure to comply with the tax payment obligations by the non-PRC residents will result in penalties, including full payment of taxes owed, fines and default interest on those taxes.

PRC Business Tax

Pursuant to applicable PRC tax regulations, any entity or individual conducting business in the service industry is generally required to pay a business tax at the rate of 5% on the revenues generated from providing such services. However, if the services provided are related to technology development and transfer, such business tax may be exempted subject to approval by the relevant tax authorities.

In November 2011, the Ministry of Finance and the State Administration of Taxation promulgated the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax. Pursuant to this plan and relevant notices, from August 1, 2013, a value-added tax will generally be imposed to replace the business tax in the transport and shipping industry and some of the modern service industries on a nationwide basis. A value-added tax, or VAT, rate of 6% applies to revenue derived from the provision of some modern services. Unlike business tax, a taxpayer is allowed to offset the qualified input VAT paid on taxable purchases against the output VAT chargeable on the modern services provided. Accordingly, although the 6% VAT rate is higher than the previously applicable 5% business tax rate, no materially different tax cost to us has resulted or do we expect to result from the replacement of the business tax with a VAT on our services.

Regulations Relating to Foreign Exchange and Dividend Distribution

Foreign Exchange Regulation

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations. Under the PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, may be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of foreign currency-denominated loans or foreign currency is to be remitted into China under the capital account, such as a capital increase or foreign currency loans to our PRC subsidiaries.

In August 2008, SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency-registered capital into RMB by restricting how the converted RMB may be used. In addition, SAFE promulgated Circular 45 on November 9, 2011 in order to clarify the application of SAFE Circular 142. Under SAFE Circular 142 and Circular 45, the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of foreign-invested enterprises. The use of such RMB capital may not be changed without SAFE’s approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used.

Since SAFE Circular 142 has been in place for more than five years, SAFE decided to further reform the foreign exchange administration system in order to satisfy and facilitate the business and capital operations of foreign invested enterprises, and issued the Circular on the Relevant Issues Concerning the Launch of Reforming Trial of the Administration Model of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises in Certain Areas on August 4, 2014. This circular suspends the application of SAFE Circular 142 in certain areas and allows a foreign-invested enterprise registered in such areas to use the RMB capital converted from foreign currency registered capital for equity investments within the PRC.

SAFE promulgated Circular 59 in November 2010, which tightens the regulation over settlement of net proceeds from overseas offerings, such as our initial public offering, and requires, among other things, the authenticity of settlement of net proceeds from offshore offerings to be closely examined and the net proceeds to be settled in the manner described in the offering documents or otherwise approved by our board. Violations of these SAFE regulations may result in severe monetary or other penalties, including confiscation of earnings derived from such violation activities, a fine of up to 30% of the RMB funds converted from the foreign invested funds or in the case of a severe violation, a fine ranging from 30% to 100% of the RMB funds converted from the foreign-invested funds.

In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, which substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of RMB proceeds by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously. In addition, SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches.

We typically do not need to use our offshore foreign currency to fund our PRC operations. In the event we need to do so, we will apply to obtain the relevant approvals of SAFE and other PRC government authorities as necessary.

SAFE Circular 37

SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, on July 4, 2014, which replaced the former circular commonly known as “SAFE Circular 75” promulgated by SAFE on October 21, 2005. SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.” SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Furthermore, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls.

We have notified substantial beneficial owners of ordinary shares who we know are PRC residents of their filing obligation, and we have periodically filed SAFE Circular 75 reports prior to the promulgation of SAFE Circular 37, on behalf of certain employee shareholders whom we know are PRC residents. However, we may not be aware of the identities of all our beneficial owners who are PRC residents. In addition, we do not have control over our beneficial owners and cannot assure you that all of our PRC resident beneficial owners will comply with SAFE Circular 37. The failure of our beneficial owners who are PRC residents to register or amend their SAFE registrations in a timely manner pursuant to SAFE Circular 37 or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in SAFE Circular 37 may subject such beneficial owners or our PRC subsidiaries to fines and legal sanctions. Failure to register or amend the registration may also limit our ability to contribute additional capital to our PRC subsidiaries or receive dividends or other distributions from our PRC subsidiaries or other proceeds from disposal of our PRC subsidiaries, or we may be penalized by SAFE.

Share Option Rules

Under the Administration Measures on Individual Foreign Exchange Control issued by the PBOC on December 25, 2006, all foreign exchange matters involved in employee share ownership plans and share option plans in which PRC citizens participate require approval from SAFE or its authorized branch. Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. In addition, under the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Share Incentive Plans of Overseas Publicly-Listed Companies, or the Share Option Rules, issued by SAFE on February 15, 2012, PRC residents who are granted shares or share options by companies listed on overseas stock exchanges under share incentive plans are required to (i) register with SAFE or its local branches, (ii) retain a qualified PRC agent, which may be a PRC subsidiary of the overseas listed company or another qualified institution selected by the PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the share incentive plans on behalf of the participants, and (iii) retain an overseas institution to handle matters in connection with their exercise of share options, purchase and sale of shares or interests and funds transfers. We will make efforts to comply with these requirements upon completion of our initial public offering.

Regulation of Dividend Distribution

The principal laws, rules and regulations governing dividend distribution by foreign-invested enterprises in the PRC are the Company Law of the PRC, as amended, the Wholly Foreign-owned Enterprise Law and its implementation regulations and the Chinese-foreign Equity Joint Venture Law and its implementation regulations. Under these laws, rules and regulations, foreign-invested enterprises may pay dividends only out of their accumulated profit, if any, as determined in accordance with PRC accounting standards and regulations. Both PRC domestic companies and wholly-foreign owned PRC enterprises are required to set aside as general reserves at least 10% of their after-tax profit, until the cumulative amount of such reserves reaches 50% of their registered capital. A PRC company is not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

M&A Rules and Overseas Listings

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, issued by six PRC governmental and regulatory agencies, including the MOFCOM and the CSRC, on August 8, 2006 and amended on June 22, 2009, require that a SPV formed for listing purposes and controlled directly or indirectly by PRC companies or individuals must obtain the approval of the CSRC in the event that the SPV acquires equity interests in the PRC companies in exchange for the shares of offshore companies.

The application of the M&A Rules remains unclear. Our PRC counsel, Fangda Partners, has advised us that, under current PRC laws, rules and regulations and the M&A Rules, prior approval from the CSRC is not required under the M&A Rules for our initial public offering because our first foreign invested company was established in 1999, prior to the adoption of the M&A Rules, and we have not acquired any equity interests or assets of a PRC company owned by our controlling shareholders or beneficial owners who are PRC companies or individuals, as defined under the M&A Rules. However, as there has been no official interpretation or clarification of the M&A Rules, there is uncertainty as to how these rules will be implemented in practice. See

“Risk Factors — Risks Related to Doing Business in the People’s Republic of China — Any requirement to obtain prior approval under the M&A Rules and/or any other regulations promulgated by relevant PRC regulatory agencies in the future could delay this offering and failure to obtain any such approvals, if required, could have a material adverse effect on our business, operating results and reputation as well as the trading price of our ADSs, and could also create uncertainties for this offering.”

Labor Laws and Social Insurance

Pursuant to the PRC Labor Law and the PRC Labor Contract Law, employers must execute written labor contracts with full-time employees. All employers must comply with local minimum wage standards. Violations of the PRC Labor Contract Law and the PRC Labor Law may result in the imposition of fines and other administrative and criminal liability in the case of serious violations.

In addition, according to the PRC Social Insurance Law, employers in China must provide employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance and housing funds.

Regulations on Anti-monopoly Law

The PRC Anti-monopoly Law, which took effect on August 1, 2008, prohibits monopolistic conduct, such as entering into monopoly agreements, abuse of dominant market position and concentration of undertakings that have the effect of eliminating or restricting competition.

Monopoly Agreement

Competing business operators may not enter into monopoly agreements that eliminate or restrict competition, such as by boycotting transactions, fixing or changing the price of commodities, limiting the output of commodities, fixing the price of commodities for resale to third parties, among others, unless such agreement will satisfy the exemptions under the Anti-monopoly Law, such as improving technologies or increasing the efficiency and competitiveness of small and medium-sized undertakings. Sanctions for violations include an order to cease the relevant activities, and confiscation of illegal gains and fines (from 1% to 10% of sales revenue from the previous year, or RMB500,000 if the intended monopoly agreement has not been performed).

Abuse of Dominant Market Position

A business operator with a dominant market position may not abuse its dominant market position to conduct acts, such as selling commodities at unfairly high prices or buying commodities at unfairly low prices, selling products at prices below cost without any justifiable cause, and refusing to trade with a trading party without any justifiable cause. Sanctions for violation of the prohibition on the abuse of dominant market position include an order to cease the relevant activities, confiscation of the illegal gains and fines (from 1% to 10% of sales revenue from the previous year).

Concentration of Undertakings

Where a concentration of undertakings reaches the declaration threshold stipulated by the State Council, a declaration must be approved by the anti-monopoly authority before the parties implement the concentration. Concentration refers to (1) a merger of undertakings; (2) acquiring control over other undertakings by acquiring equities or assets; or (3) acquisition of control over, or the possibility of exercising decisive influence on, an undertaking by contract or by any other means. If business operators fail to comply with the mandatory declaration requirement, the anti-monopoly authority is empowered to terminate and/or unwind the transaction, dispose of relevant assets, shares or businesses within certain periods and impose fines of up to RMB500,000.

See “Risk Factors — Risks Related to Our Business and Industry — We may become the target of anti-monopoly and unfair competition claims, which may result in our being subject to fines as well as constraints on our business.”

Regulations Applicable to Alipay

Regulation on Non-financial Institution Payment Services

According to the Administrative Measures for the Payment Services Provided by Non-financial Institutions, or the Payment Services Measures, promulgated by the PBOC on June 14, 2010 and effective as of September 1, 2010, a payment institution, a non-financial institution providing monetary transfer services as an intermediary between payees and payers, including online payment, issuance and acceptance of prepaid cards or bank cards, and other payment services specified by the PBOC, is required to obtain a payment business license. Any non-financial institution or individual engaged in the payment business without such license may be ordered to cease its payment services and be subject to administrative sanctions and even criminal liabilities. Applications for payment business licenses are examined by the local branches of the PBOC and then submitted to the PBOC for approval. The registered capital of an applicant that engages in a nationwide payment business must be at least RMB100 million, while that of an applicant engaging in a payment business within a province must be at least RMB30 million.

A payment institution is required to conduct its business within the scope of business indicated in its payment business license, and may not undertake any business beyond that scope or outsource its payment business. No payment institution may transfer, lease or lend its payment business license.

In addition, on February 1, 2013, the SAFE promulgated the Guiding Opinions on the Pilot Services of Cross-Border E-commerce Foreign Exchange Payment by Payment Institutions, or the Guiding Opinions, pursuant to which a payment institution is required to obtain approval from the SAFE in order to provide pilot foreign exchange payment services for cross-border e-commerce transactions. Under the Guiding Opinions, payment institutions may only provide foreign exchange payment services for cross-border e-commerce transactions where there is a real underlying transaction. The payment institution must also verify the real names and identity information of the clients involved in the cross-border transaction, maintain records of the relevant transactions and make monthly reports to the local branch of the SAFE.

We rely on Alipay to provide payment services on our marketplaces and Alipay has obtained a payment business license from the PBOC as well as approval for cross-border e-commerce foreign exchange payment services from the SAFE.

Anti-money Laundering Regulations

The PRC Anti-money Laundering Law, which became effective on January 1, 2007, sets forth the principal anti-money laundering requirements applicable to both financial and non-financial institutions with anti-money laundering obligations, such as Alipay, including the adoption of precautionary and supervisory measures, establishment of various systems for client identification, preservation of clients’ identification information and transactions records, and reports on block transactions and suspicious transactions. The Payment Services Measures also require that the payment institution follow the rules associated with anti-money laundering and comply with their anti-money laundering obligations.

In addition, the PBOC promulgated the Administrative Measures for Payment Institutions Regarding Anti-money Laundering and Counter Terrorism Financing on March 5, 2012, or the Anti-money Laundering Measures, according to which the payment institution must establish and improve unified anti-money laundering internal control systems and file such systems with the local branch of the PBOC. The Anti-money Laundering Measures also require the payment institution to set up an anti-money laundering department or designate an internal department to be responsible for anti-money laundering and counter terrorism financing work.

In the future, if Alipay expands its business internationally, it may become subject to additional laws, rules and regulations of the jurisdictions in which it chooses to operate. These regulatory regimes may be complex and require extensive time and resources to ensure compliance.

ALIBABA PARTNERSHIP

Since our founders first gathered in Jack Ma’s apartment in 1999, they and our management have acted in the spirit of partnership. We view our culture as fundamental to our success and our ability to serve our customers, develop our employees and deliver long-term value to our shareholders. In July 2010, in order to preserve this spirit of partnership and to ensure the sustainability of our mission, vision and values, we decided to formalize our partnership as Lakeside Partners, named after the “Lakeside Gardens” residential community where Jack and our other founders started our company. We refer to the partnership as the Alibaba Partnership.

We believe that our partnership approach has helped us to better manage our business, with the peer nature of the partnership enabling senior managers to collaborate and override bureaucracy and hierarchy. The Alibaba Partnership currently has 27 members comprised of 22 members of our management, four members of management of Small and Micro Financial Services Company and one member of management of China Smart Logistics. Two partners who are members of our management are also members of management of Small and Micro Financial Services Company. The number of partners in Alibaba Partnership is not fixed and may change from time to time due to the election of new partners, the retirement of partners and the departure of partners for other reasons.

Our partnership is a dynamic body that rejuvenates itself through admission of new partners each year, which we believe enhances our excellence, innovation and sustainability. Unlike dual-class ownership structures that employ a high-vote class of shares to concentrate control in a few founders, our approach is designed to embody the vision of a large group of management partners. This structure is our solution for preserving the culture shaped by our founders while at the same time accounting for the fact that founders will inevitably retire from the company.

Consistent with our partnership approach, all partnership votes are made on a one-partner-one-vote basis.

The partnership is governed by a partnership agreement that will be amended prior to the completion of this offering and operates under principles, policies and procedures that have evolved with our business and are further described below.

Nomination and Election of Partners

The Alibaba Partnership elects new partners annually after a nomination process whereby existing partners propose candidates to the partnership committee, or the partnership committee, as described below. The partnership committee reviews the nominations and determines whether the nomination of a candidate will be proposed to the entire partnership for election. Election of new partners requires the approval of at least 75% of all of the partners.

To be eligible for election, a partner candidate must have demonstrated the following attributes:

•	a high standard of personal character and integrity;

•	continued service with Alibaba Group, our affiliates and/or Alipay for, in most cases, not less than five years;

•	a track record of contribution to the business of Alibaba Group; and

•	being a “culture carrier” who shows a consistent commitment to, and traits and actions consonant with, our mission, vision and values.

We believe the criteria and process the Alibaba Partnership applicable to the election of new partners, as described above, promote accountability among the partners as well as to our customers, employees and shareholders. In order to align the interests of partners with the interests of our shareholders, we require that each partner maintain a meaningful level of equity interests in our company during such individual’s tenure as a partner. Since a partner nominee generally must have been our employee or an employee of one of our related companies or affiliates for at least five years, as of the time he or she becomes a partner, he or she will typically already own or have been awarded a personally meaningful level of equity interest in our company through our equity incentive and share purchase plans.

Duties of Partners

The main duty of partners in their capacity as partners is to embody and promote our mission, vision and values. We expect partners to be evangelists for our mission, vision and values, both within our organization and externally to customers, business partners and other participants in our ecosystem.

Partnership Committee

The partnership committee consists of five partners, currently comprising Jack Ma, Joe Tsai, Jonathan Lu, Lucy Peng and Ming Zeng. The partnership committee is responsible for administering partner elections and allocating the relevant portion of the annual cash bonus pool for all partner members of management, with any amounts payable to partners who are our executive officers subject to approval of the compensation committee of our board of directors. Partnership committee members serve for a term of three years and may serve multiple terms. Elections of committee members are held once every three years. Prior to each election, the partnership committee nominates eight partners. Each partner votes for five nominees and the five nominees who receive the most votes from the partners are elected to the partnership committee.

Director Nomination Rights

Pursuant to our articles of association, as we expect them to be amended and become effective upon completion of this offering, the Alibaba Partnership will have the exclusive right to nominate up to a simple majority of the members of our board of directors.

The election of each director nominee of the Alibaba Partnership will be subject to the director nominee receiving a majority vote from our shareholders voting at an annual general meeting of shareholders. If an Alibaba Partnership director nominee is not elected by our shareholders or after election departs our board of directors for any reason, the Alibaba Partnership has the right to appoint a different person to serve as an interim director of the class in which the vacancy exists until our next scheduled annual general meeting of shareholders. At the next scheduled annual general meeting of shareholders, the appointed interim director or a replacement Alibaba Partnership director nominee (other than the original nominee) will stand for election for the remainder of the term of the class of directors to which the original nominee would have belonged. See “Description of Share Capital — Ordinary Shares — Nomination, Election and Removal of Directors.”

If at any time our board of directors consists of less than a simple majority of directors nominated or appointed by the Alibaba Partnership for any reason, including because a director previously nominated by the Alibaba Partnership ceases to be a member of our board of directors or because the Alibaba Partnership had previously not exercised its right to nominate or appoint a simple majority of our board of directors, the Alibaba Partnership will be entitled (in its sole discretion and without the need for any additional shareholder action) to appoint such number of additional directors to the board as necessary to ensure that the directors nominated or appointed by the Alibaba Partnership comprise a simple majority of our board of directors.

In determining the Alibaba Partnership director nominees who will stand for election to our board, the partnership committee will propose director nominees who will be voted on by all of the partners, and those nominees who receive a simple majority of the votes of the partners will be selected for such purposes. The director nominees of the Alibaba Partnership will initially all be partners of the Alibaba Partnership, however, we expect that in the future nominees may also include qualified individuals who are not affiliated with the Alibaba Partnership.

The Alibaba Partnership’s right to nominate a simple majority of our directors is conditioned on the Alibaba Partnership being governed by the partnership agreement in effect as of the completion of this offering, or as may be amended in accordance with its terms from time to time. Any amendment to the provisions of the partnership agreement relating to the purpose of the partnership, or to the manner in which the Alibaba Partnership exercises its right to nominate a simple majority of our directors, will be subject to the approval of the majority of our directors who are not nominees or appointees of the Alibaba Partnership and are “independent directors” within the meaning of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The provisions relating to nomination rights and procedures described above will be incorporated in our amended articles of association effective upon the completion of this offering. Pursuant to these amended articles of association, the Alibaba Partnership’s nomination rights and related provisions of our articles of association may only be changed upon the vote of shareholders representing 95% of the votes present in person or by proxy at a general meeting of shareholders.

We expect that our initial board of directors upon completion of this offering will consist of nine members, and we have been advised by the Alibaba Partnership that it intends to designate four of those directors as Alibaba Partnership nominees. If at any time our board of directors consists of less than a simple majority of directors nominated or appointed by the Alibaba Partnership for any reason — including because the Alibaba Partnership had previously not exercised its right to nominate or appoint a simple majority of our board of directors — the Alibaba Partnership will be entitled (in its sole discretion and without the need for any additional shareholder approval) to nominate or appoint such number of additional directors as necessary to ensure that the directors nominated or appointed by the Alibaba Partnership comprise a simple majority of our board of directors. Accordingly, upon the completion of this offering, the Alibaba Partnership will be entitled to nominate or appoint two directors to our board, which would increase the total number of directors to eleven. We expect to enter into a voting agreement that will take effect upon the completion of this offering, pursuant to which both SoftBank and Yahoo will agree to vote their shares in favor of the Alibaba Partnership director nominees at each annual general shareholders meeting. Accordingly, for so long as SoftBank and Yahoo remain substantial shareholders, we expect the Alibaba Partnership nominees will receive a majority of votes cast at any meeting for the election of directors and will be elected as directors. See “Related Party Transactions — Transactions with Yahoo and SoftBank — Voting Agreement.”

The nomination rights of the Alibaba Partnership and the voting agreement will limit your ability to influence corporate matters and the interests of the Alibaba Partnership may not coincide with your interests. See “Risk Factors — Risks Related to Our Corporate Structure — The Alibaba Partnership and related voting agreements will limit your ability to nominate and elect directors.”

Current Partners

The following table sets forth the names, in alphabetical order by surname, and other information regarding the current partners of the Alibaba Partnership as of the date of this prospectus.

Name	Age	Gender	Year joined Alibaba Group	Current position with Alibaba Group or related/affiliated companies
Li CHENG ( )	39	M	2005	Chief Architect, Small and Micro Financial Services Company
Trudy Shan DAI ( )	37	F	1999	Chief Customer Officer
Luyuan FAN ( )	41	M	2007	President, China Business, Small and Micro Financial Services Company
Simon Xiaoming HU ( )	44	M	2005	Risk Manager, SME Loan Business; Chief Risk Officer, Small and Micro Financial Services Company
Fang JIANG ( )	40	F	1999	Vice President, Corporate Integrity and Human Resources
Peng JIANG ( )	40	M	2000	President, Alibaba Cloud Computing, YunOS and Digital Entertainment; Deputy Chief Technology Officer
Jianhang JIN ( )	44	M	1999	President
Eric Xiandong JING ( )	41	M	2007	Chief Financial Officer, Small and Micro Financial Services Company
Zhenfei LIU ( )	42	M	2006	Vice President, Infrastructure Operations
Jonathan Zhaoxi LU ( )+	44	M	2000	Chief Executive Officer
Jack Yun MA ( )+	49	M	1999	Executive Chairman
Lucy Lei PENG ( )+	40	F	1999	Chief People Officer, Alibaba Group; Chief Executive Officer, Small and Micro Financial Services Company
Sabrina Yijie PENG ( )	35	F	2000	Vice President, International, Small and Micro Financial Services Company
Xiaofeng SHAO ( )	48	M	2005	Chief Risk Officer
Timothy A. STEINERT	54	M	2007	General Counsel and Corporate Secretary
Judy Wenhong TONG ( )	43	F	2000	Chief Operating Officer, China Smart Logistics
Joseph C. TSAI ( )+	50	M	1999	Executive Vice Chairman
Jian WANG ( )	51	M	2008	Chief Technology Officer
Shuai WANG ( )	39	M	2003	Senior Vice President, China Corporate Communications and Marketing
Sophie Minzhi WU ( )	38	F	2000	President, Alibaba.com and 1688.com
Maggie Wei WU ( )	46	F	2007	Chief Financial Officer
Eddie Yongming WU ( )	39	M	1999	Senior Vice President, Corporate Development
Sara Siying YU ( )	39	F	2005	Associate General Counsel, China
Ming ZENG ( )+	44	M	2006	Senior Vice President, Corporate Strategy
Jeff Jianfeng ZHANG ( )	40	M	2004	President, Taobao Marketplace
Daniel Yong ZHANG ( )	42	M	2007	Chief Operating Officer
Yu ZHANG ( )	44	F	2004	Vice President, Corporate Development

+	Member of the partnership committee.

Bonus Pool

Our board of directors, acting on the recommendation of our compensation committee, approves an annual cash bonus pool for management of our company (which in fiscal year 2014 comprised approximately 150 individuals) equal to a percentage of our adjusted pre-tax operating profits. Once the annual cash bonus pool is calculated, our compensation committee will then first determine the proportion to be allocated to the non-partner members of our management. Any remaining portion will then be available for the partner members of our management. The partnership committee will determine the allocation of the relevant portion of the annual cash bonus pool for all partner members of management, with any amounts payable to our executive officers who are partners subject to approval of the compensation committee of our board of directors. We understand that a partner’s level of contribution to our business and to the promoting of our mission, vision and values will be a key factor in determining his or her allocation from the bonus pool. A portion of the annual cash bonus pool that is available to the partner members of management may, upon the recommendation of the partnership committee, be deferred, with the deferred portion and pay-out schedule determined by our partnership committee. We understand that participation in deferred distributions, other than retirement pension payments funded out of the deferred pool, is conditioned on a partner’s continued employment with us, our affiliates or Alipay.

Retirement and Removal

Partners retire from the partnership when they cease employment with Alibaba Group, its affiliates or Alipay, except Jack Ma and Joe Tsai may remain as partners until they elect to retire from the partnership or are removed as partners. Any partner, including Jack and Joe, may be removed upon the vote of a simple majority of all partners for any reason including failure to actively promote our mission, vision and values or failure to perform. As with other partners, during the time they remain partners, Jack and Joe must maintain the shareholding levels required by us of all partners as described below. Jack and Joe will not be eligible to receive allocations from the annual cash bonus pool described below if they cease to be employed with Alibaba Group, even if they remain partners.

Restrictive Provisions

Under our amended articles of association, in connection with any change of control, merger or sale of our company, the partners and other holders of our equity securities shall receive the same consideration with respect to their equity securities in connection with any such transaction. In addition, our amended articles of association will provide that the Alibaba Partnership may not transfer or otherwise delegate or give a proxy to any third party with respect to its right to nominate directors, although it may elect not to exercise its rights in full. In addition, as noted above, our amended articles of association will also provide that the amendment of certain provisions of the Alibaba Partnership agreement relating to the purpose of the partnership or the manner in which the partnership exercises its rights to nominate or appoint a majority of our board of directors will require the approval of a majority of directors who are not appointees of the Alibaba Partnership and are “independent directors” within the meaning of Section 303A of the Corporate Governance Rules of the New York Stock Exchange.

Amendment of Alibaba Partnership Agreement

Pursuant to the partnership agreement, amendment of the partnership agreement requires the approval of 75% of all of the members of the Alibaba Partnership. In addition, certain amendments relating to the purposes of the Alibaba Partnership or the manner in which it exercises its nomination rights with respect to our directors require the approval of a majority of our independent directors not nominated or appointed by the Alibaba Partnership.

Alibaba Group Equity Interest Holding Requirement for Partners

Each of the partners holds his or her equity interests in our company directly as an individual or through his or her affiliates. For a period of three years from the date on which such person becomes a partner, or for the existing 27 partners, from January 1, 2014, we require that each partner retain at least 60% of the equity interests (including unvested shares and shares underlying vested and unvested awards) that he or she held on the starting date of such three-year period. Following the initial three-year holding period and for so long as he or she remains a partner, we require that the partner retain at least 40% of the equity interests (including unvested shares and shares underlying vested and unvested awards) that he or she held on the starting date of the initial three-year holding period. As of the date of this prospectus, the partners directly and indirectly hold an aggregate of approximately 346,573,519 of our ordinary shares (including unvested shares and shares underlying vested and unvested awards). Exceptions to the holding period rules described in this paragraph must be approved by a majority of the independent directors.

OUR DIRECTORS

Directors

The following table sets forth certain information relating to our current directors and our director appointees for our board of directors immediately following this offering. Immediately following this offering, we expect our board of directors to be comprised of a total of nine directors.

Name	Age	Position/Title
Jack Yun MA†(1)	49	Executive Chairman
Joseph C. TSAI†(2)	50	Executive Vice-chairman
Masayoshi SON‡(3)	57	Director
Jacqueline D. RESES*(4)	44	Director
Jonathan Zhaoxi LU†**(1)	44	Director Appointee
Daniel Yong ZHANG†**(1)	42	Director Appointee

Independent directors

Chee Hwa TUNG¯**(2)	77	Independent Director Appointee
Walter Teh Ming KWAUK¯**(2)	61	Independent Director Appointee
J. Michael EVANS¯**(2)	56	Independent Director Appointee
Jerry YANG¯**(2)	46	Independent Director Appointee

†	Expected to be designated to be an Alibaba Partnership nominee upon completion of this offering.
‡	Expected to be designated to be a SoftBank nominee upon completion of this offering.
¯	Expected to be deemed to be a nominating and corporate governance committee nominee upon the completion of this offering.

For information about nomination and appointment rights to our board of directors see “Alibaba Partnership,” “Related Party Transactions — Transactions and Agreements with Yahoo and SoftBank — Voting Agreement” and “Description of Share Capital — Ordinary Shares — Nomination, Election and Removal of Directors.”

*	Will resign from our board of directors and cease to be one of our directors immediately prior to the effectiveness of the registration statement on Form F-1, of which this prospectus forms a part.

**	Has accepted appointment as our director or independent director, effective following the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part, and commencing at the time the SEC declares the registration statement on Form 8-A effective.

(1)	969 West Wen Yi Road, Yu Hang District, Hangzhou 311121, People’s Republic of China.
(2)	c/o Alibaba Group Services Limited, 26/F Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong S.A.R.
(3)	SoftBank Corp., 1-9-1 Higashi-shimbashi, Minato-ku, Tokyo, 105-7303, Japan.
(4)	Yahoo! Inc., 701 First Avenue, Sunnyvale, CA 94089, U.S.A.

Jack Yun MA ( ) is our lead founder and, since May 2013, has served as our executive chairman. From our founding in 1999 and until May 2013, Jack served as our chairman and chief executive officer. Jack currently serves on the board of SoftBank Corp., one of our major shareholders and a Japanese corporation listed on the Tokyo Stock Exchange. He is also a director of Huayi Brothers Media Corporation, an entertainment group in China listed on The Shenzhen Stock Exchange, as well as chair of The Nature Conservancy’s China board of directors and a director of its global board of directors. In September 2013, he joined the Breakthrough Prize in Life Sciences Foundation as a director. Jack graduated from Hangzhou Teacher’s Institute with a major in English language education.

Joseph C. TSAI ( ) joined our company in 1999 as a member of the Alibaba founding team and has served as our executive vice-chairman since May 2013. Joe previously served as our chief financial officer and has been a member of our board of directors since our formation. From 1995 to 1999, Joe worked in Hong Kong with Investor AB, the main investment vehicle of Sweden’s Wallenberg family, where he was responsible for Asian private equity investments. Prior to that, he was vice president and general counsel of Rosecliff, Inc., a management buyout firm based in New York. From 1990 to 1993, Joe was an associate attorney in the tax group of Sullivan & Cromwell LLP, a New York-based international law firm. Joe serves on the boards of directors of several of our other investee companies. Joe is qualified to practice law in the State of New York. He received his bachelor’s degree in Economics and East Asian Studies from Yale College and a juris doctor degree from Yale Law School.

Masayoshi SON has been our director since 2000 and is the founder, chairman and chief executive officer of SoftBank Corp., a Japanese corporation listed on the Tokyo Stock Exchange, with operations in broadband, mobile and fixed-line telecommunications, e-commerce, Internet, technology services, media and marketing, and other businesses. Mr. Son founded SoftBank Corp. in 1981. Mr. Son also serves as chairman and chief executive officer of several other SoftBank subsidiaries and affiliates, including SoftBank BB Corp., SoftBank Telecom Corp. and SoftBank Mobile Corp. as well as serving as chairman of Yahoo Japan Corporation since 1996, and of Sprint Corporation since 2013. Mr. Son received a bachelor’s degree in Economics from the University of California, Berkeley.

Jacqueline D. RESES has been our director since December 2012. Ms. Reses will resign as one of our directors immediately prior to the effectiveness of the registration statement on Form F-1, of which this prospectus forms a part. Ms. Reses has served as the chief development officer of Yahoo! Inc. since September 2012. Previously, she was a partner and head of media sector at Apax Partners Worldwide LLP, which she joined in 2001. Apax is one of the largest private equity funds in the world with over US$40 billion under management. Prior to joining Apax Partners, Ms. Reses served as the chief executive officer at iBuilding Inc. Previously, she served as a principal at Doughty Hanson & Co., and also spent over seven years at The Goldman Sachs Group, Inc. as a vice president in its mergers and acquisitions advisory group and principal investment area. Ms. Reses received a bachelor’s degree in Economics with honors from the Wharton School of the University of Pennsylvania.

Jonathan Zhaoxi LU ( ) will serve as our director immediately following this offering. Jonathan joined our company in 2000 and succeeded Jack Ma as chief executive officer in May 2013, and has at different points served as the top executive officer of almost all of our key business units. Prior to his current role, he served as our chief data officer and also oversaw our Yun OS division. Before that, he served as chief executive officer of Alibaba.com from February 2011 until its privatization in 2012. He joined Taobao in January 2008 and served as its chief executive officer from January 2010 to June 2011. In September 2004, he led a dedicated team to establish Alipay and became Alipay’s first president. From 2000 to 2004, Jonathan held several leadership roles at Alibaba.com and managed its South China sales region. Before joining Alibaba Group, Jonathan was co-founder of a network communications company. Jonathan received a graduate certificate in hotel management from Guangzhou University and a master’s degree in business administration from China Europe International Business School. Since May 2014, Jonathan has served on the board of directors of Youku Tudou.

Daniel Yong ZHANG ( ) will serve as our director immediately following this offering. Daniel has been our chief operating officer since September 2013. Daniel was appointed president of Tmall.com in June 2011, when Tmall.com became an independent platform. He was chief financial officer of Taobao from the time he joined our company in August 2007 until June 2011, and also served as general manager of Tmall during the latter three years in this period. Before joining Alibaba Group, Daniel served as chief financial officer of Shanda Interactive Entertainment Limited, an online game developer and operator listed on the NASDAQ Stock Market, from August 2005 to August 2007. From 2002 to 2005, he was senior manager of PricewaterhouseCoopers’ Audit and Business Advisory Division in Shanghai, prior to which he worked in the Shanghai office of Arthur Andersen for seven years. Daniel serves on the boards of directors of CITIC 21 and of Haier, each a company listed on the Hong Kong Stock Exchange. Daniel also has been serving on the board of directors of Weibo since May 2014. Daniel received a bachelor’s degree in finance from Shanghai University of Finance and Economics. He is a member of the Chinese Institute of Certified Public Accountants.

Chee Hwa TUNG ( ) will serve as our independent director immediately following this offering. Mr. Tung is the Vice Chairman of the Twelfth National Committee of the Chinese People’s Political Consultative Conference of the PRC, which is an important institution of multiparty cooperation and political consultation in the PRC. Mr. Tung is the Founding Chairman of the China-United States Exchange Foundation, which is a non-

profit organization registered in Hong Kong to promote understanding and strengthening relationships between China and the United States. Mr. Tung also serves in various public sector and advisory positions, including as a member of the J.P. Morgan International Council, the China Development Bank International Advisory Committee and the Advisory Board of the Schwarzman Scholars Program at Tsinghua University. Prior to these appointments, Mr. Tung served as the First Chief Executive of the Hong Kong Special Administrative Region from July 1997 to March 2005. Mr. Tung had a successful and distinguished career in business, including serving as the Chairman and Chief Executive Officer of Orient Overseas (International) Limited, a Hong Kong Stock Exchange listed company with its principal business activities in container transport and logistics services on a global scale. Mr. Tung received a bachelor’s degree in science from the University of Liverpool.

Mr. Tung has been asked to serve as an independent director because of his strategic vision, his deep experience and perspective as a business and government leader, and his long history and proven track record of building and strengthening relationships between China and the United States.

Walter Teh Ming KWAUK ( ) will serve as our independent director immediately following this offering. Mr. Kwauk previously served as an independent non-executive director and chairman of the audit committee of Alibaba.com Limited, one of our subsidiaries, which was listed on the Hong Kong Stock Exchange, from October 2007 to July 2012. Mr. Kwauk is currently a senior consultant of Motorola Solutions (China) Co., Ltd. and serves as an independent non-executive director of Thunder Power Co. Ltd., a Taiwan company with its shares traded on Taiwan’s Gre Tai Securities Market; Sinosoft Technology Group Limited, a company listed on the Hong Kong Stock Exchange, of which Mr. Kwauk is also the chairman of its audit committee; and several private companies. Mr. Kwauk was a vice president of Motorola Solutions, Inc. and its director of corporate strategic finance and tax, Asia Pacific from 2003 to 2012. Mr. Kwauk served with KPMG from 1977 to 2002 and held a number of senior positions, including the general manager of KPMG’s joint venture accounting firm in Beijing, the managing partner in KPMG’s Shanghai office and a partner in KPMG’s Hong Kong Office. He is a member of the Hong Kong Institute of Certified Public Accountants. Mr. Kwauk received a bachelor’s degree in science and a licentiate’s degree in accounting from the University of British Columbia.

Mr. Kwauk has been asked to serve as an independent director because of his extensive experience in the areas of international accounting and finance, his strong understanding of technology companies, and his successful history and perspective as both a senior business executive and an independent board member at other companies.

J. Michael EVANS will serve as our independent director immediately following this offering. Mr. Evans served as Vice Chairman of The Goldman Sachs Group, Inc. from February 2008 until his retirement in December 2013. Mr. Evans served as chairman of Asia operations at Goldman Sachs from 2004 to 2013 and was the global head of Growth Markets at Goldman Sachs from January 2011 to December 2013. He also co-chaired the Business Standards Committee of Goldman Sachs from 2010 to 2013. Mr. Evans joined Goldman Sachs in 1993, became a partner of the firm in 1994 and held various leadership positions within the firm’s securities business while based in New York and London, including global head of equity capital markets and global co-head of the equities division, and global co-head of the securities business. Mr. Evans is chairman of the board of Right To Play USA and a board member of City Harvest. He is also a trustee of the Asia Society and a member of the Advisory Council for the Bendheim Center for Finance at Princeton University. In August 2014, Mr. Evans joined the board of Barrick Gold Corporation. Mr. Evans received his bachelor’s degree in politics from Princeton University in 1981.

Mr. Evans has been asked to serve as an independent director because of his perspective as a proven leader in the international financial community and his unique knowledge and experience across Asia.

Jerry YANG ( ) will serve as our independent director immediately following this offering. Mr. Yang previously served as our director from October 2005 to January 2012. Since March 2012, Mr. Yang has served as the founding partner of AME Cloud Ventures, a venture capital firm. Mr. Yang is a co-founder of Yahoo! Inc., and served as Chief Yahoo! and as a member of its board of directors from March 1995 to January 2012. In addition, he served as Yahoo!’s Chief Executive Officer from June 2007 to January 2009. From January 1996 to January 2012, Mr. Yang served as a director of Yahoo! Japan. Mr. Yang also served as an independent director of Cisco Systems, Inc. from July 2000 to November 2012. He is currently an independent director of Workday Inc., a company listed on the New York Stock Exchange. He also serves as a director of various private companies and foundations. Mr. Yang received a bachelor’s degree and a master’s degree in electrical engineering from Stanford University and currently serves on Stanford University’s board of trustees.

Mr. Yang has been asked to serve as an independent director because of his track record as a leading innovator, his knowledge and experience in the Internet industry, his unique experience as a founder and senior business executive, and his deep knowledge and understanding of Alibaba.

Nomination and Terms of Directors

Pursuant to our articles of association as we expect them to be amended and become effective upon completion of this offering, our board of directors will be classified into three classes of directors designated as Group I, Group II and Group III, each generally serving a three-year term unless earlier removed. Our articles will provide that upon the completion of this offering, the Group I directors will initially consist of                 ,                  and                 ; the Group II directors will initially consist of                 ,                  and                 ; and the Group III directors will initially consist of                 ,                  and                 . The articles further provide that immediately following the completion of this offering, Jack Ma, Joe Tsai, Jonathan Lu and Daniel Zhang will be designated Alibaba Partnership nominees; Masayoshi Son will be designated the SoftBank nominee; and                 ,                 ,                  and                  will be deemed nominees of the nominating and corporate governance committee. Unless otherwise determined by the shareholders in a general meeting, our board will consist of not less than nine directors for so long as SoftBank has a director nomination right. The Alibaba Partnership has the exclusive right to nominate up to a simple majority of our board of directors, and SoftBank has the right to nominate one director for so long as SoftBank owns at least 15% of our outstanding shares. If at any time our board of directors consists of less than a simple majority of directors nominated or appointed by the Alibaba Partnership for any reason, including because a director previously nominated by the Alibaba Partnership ceases to be a member of our board of directors or because the Alibaba Partnership had previously not exercised its right to nominate or appoint a simple majority of our board of directors, the Alibaba Partnership shall be entitled (in its sole discretion) to appoint such number of additional directors to the board as necessary to ensure that the directors nominated or appointed by the Alibaba Partnership comprise a simple majority of our board of directors. The remaining members of the board of directors will be nominated by the nominating committee of the board. Director nominees will be elected by the simple majority vote of shareholders at our annual general meeting.

If a director nominee is not elected by our shareholders or departs our board of directors for any reason, the party or group entitled to nominate that director has the right to appoint a different person to serve as an interim director of the class in which the vacancy exists until our next scheduled annual general meeting of shareholders. At the next scheduled annual general meeting of shareholders, the appointed interim director or a replacement director nominee (who, in the case of Alibaba Partnership nominees, cannot be the original nominee) will stand for election for the remainder of the term of the class of directors to which the original nominee would have belonged.

For additional information, see “Alibaba Partnership,” “Related Party Transactions — Transactions and Agreements with Yahoo and SoftBank — Voting Agreement” and “Description of Share Capital — Ordinary Shares — Nomination, Election and Removal of Directors.”

Code of Ethics and Corporate Governance Guidelines

We have adopted a code of ethics, which is applicable to all of our directors, executive officers and employees. We will make our code of ethics publicly available on our website.

In addition, our board of directors has adopted a set of corporate governance guidelines covering a variety of matters, including approval of related party transactions. Our corporate governance guidelines will also provide that any adoption of a new equity incentive plan and any material amendments to such plans will be subject to the approval of our non-executive directors and will also provide that the director nominated by SoftBank will be entitled to notices and materials for all meetings of committees of our board of directors. The guidelines reflect certain guiding principles with respect to our board’s structure, procedures and committees. The guidelines are not intended to change or interpret any applicable law, rule or regulation or our amended articles of association.

Duties of Directors

Under Cayman Islands law, all of our directors owe us fiduciary duties, including a duty of loyalty, a duty to act honestly and a duty to act in good faith and in a manner they believe to be in our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our amended articles of association, as amended and restated from time to time. We have the right to seek damages if a duty owed by any of our directors is breached.

Board Committees

Our board of directors has established an audit committee, and, prior to the completion of this offering, will establish a compensation committee and a nominating and corporate governance committee. Our corporate governance guidelines will provide that all members of our audit committee and a majority of the members of our compensation committee and nominating and corporate governance committee will be independent directors within the meaning of Section 303A of the Corporate Governance Rules of the New York Stock Exchange.

Audit Committee

At the time of the completion of this offering, our audit committee will consist of Walter Kwauk, Michael Evans and Joe Tsai. Mr. Kwauk will be the chairman of our audit committee. We expect Mr. Kwauk to satisfy the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. We expect Mr. Kwauk and Mr. Evans to satisfy the requirements for an “independent director” within the meaning of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and will meet the criteria for independence set forth in Rule 10A-3 of the Exchange Act.

The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. Our audit committee is responsible for, among other things:

•	selecting, and evaluating the qualifications, performance and independence of, the independent auditor;

•	approving or, as permitted, pre-approving auditing and non-auditing services permitted to be performed by the independent auditor;

•	considering the adequacy of our internal accounting controls and audit procedures;

•	reviewing with the independent auditor any audit problems or difficulties and management’s response;

•	reviewing and approving related party transactions;

•	reviewing and discussing the annual audited financial statements with management and the independent auditor;

•	establishing procedures for the receipt, retention and treatment of complaints received from our employees regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

•	meeting separately, periodically, with management, internal auditors and the independent auditor; and

•	reporting regularly to the full board of directors.

Compensation Committee

At the time of the completion of this offering, our compensation committee will consist of Jerry Yang, Walter Kwauk and Joe Tsai. Mr. Yang will be the chairman of our compensation committee. We expect Mr. Yang and Mr. Kwauk to satisfy the requirements for an “independent director” within the meaning of Section 303A of the Corporate Governance Rules of the New York Stock Exchange.

Our compensation committee will be responsible for, among other things:

•	determining the amount of the annual cash bonus pool to be allocated to each executive officer and determining the total proportions of the annual cash bonus pool to be allocated in aggregate to the non-partner members of our management and in aggregate to the partners we employ;

•	reviewing, evaluating and, if necessary, revising our overall compensation policies;

•	reviewing and evaluating the performance of our directors and executive officers and determining the compensation of our executive officers;

•	reviewing and approving our executive officers’ employment agreements with us;

•	determining performance targets for our executive officers with respect to our incentive compensation plan and equity-based compensation plans;

•	administering our equity-based compensation plans in accordance with the terms thereof; and

•	carrying out such other matters that are specifically delegated to the compensation committee by our board of directors from time to time.

Nominating and Corporate Governance Committee

At the time of the completion of this offering, our nominating and corporate governance committee will consist of Jack Ma, Chee Hwa Tung, Michael Evans and Jerry Yang. Jack will be the chairman of our nominating and corporate governance committee. We expect Mr. Tung, Mr. Evans and Mr. Yang to satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange.

Our nominating and corporate governance committee will be responsible for, among other things:

•	selecting the board nominees (other than the director nominees to be nominated by the Alibaba Partnership and SoftBank) for election by the shareholders or appointment by the board;

•	periodically reviewing with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

•	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

•	advising the board periodically with regards to significant developments in corporate governance law and practices as well as our compliance with applicable laws and regulations, and making recommendations to the board on corporate governance matters.

Committee Observer

In accordance with a voting agreement we expect to enter into among us, Jack Ma, Joe Tsai, SoftBank and Yahoo, we will agree to provide in our corporate governance guidelines that the director nominated by SoftBank will be entitled to receive notices and materials for all meetings of our committees and to join as an observer meetings of the audit committee, the compensation committee, the nominating and corporate governance committee and/or our other board committees we may establish upon notice to the board. Our corporate governance guidelines will provide that all new equity incentive plans, including material amendments of such plans, will be subject to the approval of a majority of the non-executive board members.

Compensation of Directors

The board, acting on the recommendation of our compensation committee, may determine the remuneration to be paid to non-employee directors. Employee directors will not receive any additional remuneration for serving as directors other than their remuneration as employees of us or our related entities. Pursuant to our service agreements with our directors, neither we nor our subsidiaries provide benefits to directors upon termination of employment. In fiscal year 2013, we and our subsidiaries did not pay any cash compensation to our non-executive directors. We will grant options to acquire our ordinary shares or RSUs to our non-executive directors. For information regarding compensation and grants to directors of equity-based compensation under our equity incentive plans, see “Our Executive Officers — Compensation of Executive Directors and Executive Officers; — Equity Incentive Plans.”

OUR EXECUTIVE OFFICERS

The following table sets forth certain information relating to our executive officers upon completion of this offering.

Name	Age	Year joined Alibaba	Position/Title
Jack Yun MA*(1)	49	1999	Executive Chairman
Joseph C. TSAI*(2)	50	1999	Executive Vice-chairman
Jonathan Zhaoxi LU*(1)	44	2000	Chief Executive Officer
Daniel Yong ZHANG*(1)	42	2007	Chief Operating Officer
Maggie Wei WU(2)	46	2007	Chief Financial Officer
Jian WANG(1)	51	2008	Chief Technology Officer
Peng JIANG(1)	40	2000	President, Alibaba Cloud Computing, Yun OS and Digital Entertainment; Deputy Chief Technology Officer
Lucy Lei PENG(1)	40	1999	Chief People Officer
Xiaofeng SHAO(1)	48	2005	Chief Risk Officer
Trudy Shan DAI(1)	37	1999	Chief Customer Officer
Timothy A. STEINERT(2)	54	2007	General Counsel and Corporate Secretary
Jianhang JIN	44	1999	President

*	For the biographies of Jack Ma, Joe Tsai, Jonathan Lu and Daniel Zhang, please see “Our Directors.”
(1)	c/o 969 West Wen Yi Road, Yu Hang District, Hangzhou 311121, People’s Republic of China.
(2)	c/o Alibaba Group Services Limited, 26/F Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong.

Maggie Wei WU ( ) has been our chief financial officer since May 2013. Maggie served as our deputy chief financial officer from October 2011 to May 2013. Maggie joined our company in July 2007 as chief financial officer of Alibaba.com and was responsible for instituting Alibaba.com’s financial systems and organization leading up to its initial public offering in Hong Kong in November of that year, as well as co-leading the privatization of Alibaba.com in 2012. She was voted best CFO in FinanceAsia’s annual poll for Asia’s Best Managed Companies in 2010. Before joining our company, Maggie was an audit partner at KPMG in Beijing. In her 15 years with KPMG, she was lead audit partner for the initial public offerings and audits of several major large-cap Chinese companies listed in international capital markets and provided audit and advisory services to major multinational corporations operating in China. Maggie is a member of the Association of Chartered Certified Accountants (ACCA) and a member of the Chinese Institute of Certified Public Accountants. She received a bachelor’s degree in accounting from Capital University of Economics and Business.

Jian WANG ( ) has served as our chief technology officer since August 2012. Prior to his current position, he was our chief architect from the time he joined our company in September 2008. He also served as president of Alibaba Cloud Computing from its inception in September 2009 until September 2013. Before joining our company, he was assistant managing director at Microsoft Research Asia, where he had served since 1999. Prior to that, he worked at Zhejiang University in Hangzhou, China as a professor and head of the psychology department. Jian serves on the board of directors of CITIC 21. He received a bachelor’s degree in psychology and a Ph.D in engineering from Hangzhou University.

Peng JIANG ( ) joined our company in 2000 and has been the president of Alibaba Cloud Computing, Yun OS and Digital Entertainment and our deputy chief technology officer since September 2013. Peng is responsible for overseeing various technology teams as well as the data business group, supporting Jian Wang, our chief technology officer. He oversaw our shared-services business from January to September 2013 and served as president of Taobao Marketplace from July 2012 to January 2013. Prior to that, Peng was vice president of Taobao’s consumer business department from August 2009 to July 2012. He served in various management roles in Taobao’s technology development from 2005 to 2009 and held senior positions in the Alibaba.com technology development department from 2000 to 2003, when he joined the team that later established Taobao. He received a bachelor’s degree in hydraulic engineering and a master’s degree in hydraulics from Tsinghua University.

Lucy Lei PENG ( ) joined our company in 1999 as a member of our founding team and was reappointed as our chief people officer in June 2014. Lucy had served as our chief people officer for most of the time since our founding, playing a leading role in formulating our human resources strategies. In March 2013, she was appointed as chief executive officer of Alibaba Small and Micro Financial Services Group. From January 2010 to February 2013, she served as chief executive officer of Alipay. Lucy graduated from Hangzhou Institute of Commerce of Zhejiang Gongshang University in 1994 with a bachelor’s degree in business administration and taught at Zhejiang University of Finance and Economics for five years after graduation.

Xiaofeng SHAO ( ) joined our company in 2005 and has been our chief risk officer since June 2012. Xiaofeng has extensive experience in network security, e-commerce, online transactions and payments. From August 2010 to June 2011, he was general manager of Alibaba.com’s China Business Unit. He served as Alipay’s executive president and then president from January 2008 to March 2010. Prior to that, Xiaofeng was vice president of Taobao, responsible for Taobao’s strategic development planning, overall marketing and business modeling. He received an executive master’s degree in business administration from China Europe International Business School.

Trudy Shan DAI ( ) joined our company in 1999 as a member of our founding team and has been our chief customer officer since June 2014. Prior to her current position, Trudy served as senior vice president of human resources and administration of Taobao and Alibaba.com as well as our deputy chief people officer and chief people officer from 2009 to 2014. She was general manager of Alibaba.com’s international operations from 2007 to 2008. Prior to that, she was vice president of human resources of China Yahoo! and the first general manager of Alibaba.com’s Guangzhou branch, in charge of field and telephone sales, marketing and human resources in Guangdong Province. From 2002 to 2005, Trudy served as senior sales director of China TrustPass in Alibaba.com’s China marketplace division. She received a bachelor’s degree in engineering from Hangzhou Institute of Electrical Engineering.

Timothy A. STEINERT has been our general counsel since July 2007 and also serves as our corporate secretary. Before joining our company, Tim was a partner in the Hong Kong office of Freshfields Bruckhaus Deringer. From 1994 to 1999, he was an associate attorney at Davis Polk & Wardwell in Hong Kong and New York, and from 1989 to 1994, he was an associate attorney at Coudert Brothers in Beijing and New York. Tim is qualified to practice law in the State of New York and in Hong Kong. He received a bachelor’s degree in history from Yale College and a juris doctor degree from Columbia University School of Law.

Jianhang JIN ( ) joined our company in 1999 as a member of our founding team and has been appointed the president of our company in August 2014. Prior to his current position, he served as senior vice president of corporate affairs from September 2009 to July 2014 and from March 2007 to December 2007. He also served as general manager of China Yahoo! (later Yahoo! Koubei) from January 2008 to August 2009 and was vice president of human resources and the CEO office from January 2006 to February 2007. As a founding member, he has served in a variety of other management roles at different times since our company’s inception, including heading the marketing and website operations functions for one of our marketplaces. He received a bachelor’s degree in journalism from Fudan University.

Employment Agreements

We have entered into employment agreements with each of our executive officers. We may terminate their employment at any time, with cause, and we are not required to provide any prior notice of such termination. We may also terminate their employment in circumstances prescribed under and in accordance with the requirements of applicable labor law, including notice and payment in lieu. Executive officers may terminate their employment with us at any time upon written notice. Although our employment agreements with our executive officers do not provide for severance pay, where severance pay is mandated by law, our executive officers will be entitled to such severance pay in the amount mandated by law when his or her employment is terminated. We have been advised by our PRC counsel, Fangda Partners, that we may be required to make such severance payments upon termination without cause to comply with the PRC Labor Law, the labor contract law and other relevant PRC regulations, which entitle employees to severance payments in case of early termination of “de facto employment relationships” by PRC entities without statutory cause regardless of whether there exists a written employment agreement with such entities.

Our grant letter agreements under our equity incentive plans also contain restrictive covenants that enable us to terminate grants and repurchase shares at the original exercise price, among other rights. See “— Equity Incentive Plans” below.

Compensation of Executive Directors and Executive Officers

For fiscal year 2014, we accrued aggregate salaries and benefits (excluding equity-based grants) of approximately RMB140 million to our executive officers (including executive directors) as a group and an aggregate RMB210 million from the share of profits distributed to them as part of the annual cash bonus pool. We do not separately set aside any amounts for pensions, retirement or other benefits for our executive officers, other than pursuant to relevant statutory requirements, and, in the case of executives who are not PRC citizens, health and life insurance. For information regarding equity-based grants to executive officers, see “— Equity Incentive Plans.”

Equity Incentive Plans

We have adopted the following equity incentive plans since our inception:

•	1999 Share Option Plan, or the 1999 Plan;

•	2004 Share Option Plan, or the 2004 Plan;

•	2005 Share Option Plan, or the 2005 Plan;

•	2007 Share Incentive Plan, or the 2007 Plan; and

•	2011 Equity Incentive Plan, or the 2011 Plan.

Currently, awards are only available for issuance under our 2011 Plan. If an award under the 2007 Plan or the 2011 Plan terminates, expires or lapses, or is cancelled for any reason, ordinary shares subject to the award become available for the grant of a new award under the 2011 Plan. As of March 31, 2014, there were:

•	3,960,029 ordinary shares issuable upon exercise of outstanding options and 9,485,873 issued but unvested restricted shares;

•	44,438,668 ordinary shares subject to unvested RSUs; and

•	74,854,310 ordinary shares authorized for issuance under the 2011 Plan.

Our equity incentive plans provide for the granting of options, restricted shares, RSUs, dividend equivalents, share appreciation rights and share payments to any directors, employees, and consultants of ours, our affiliates and certain other companies, such as Alipay. Share options and RSUs granted are generally subject to a four-year vesting schedule as determined by the administrator of the respective plans. Depending on the nature and the purpose of the grant, share options and RSUs in general vest 25% upon the first anniversary of the vesting commencement date for annual incentive awards or 50% upon the second anniversary of the vesting commencement date for on-hire awards, and thereafter 25% every year. We believe share-based awards are vital to attract, motivate and retain our directors, employees and consultants, and those of certain of our affiliates and other companies, such as Alipay, and are the appropriate tool to align their interests with our shareholders.

Accordingly, we will continue to grant share-based awards to the employees, consultants and directors of our company, our affiliates and certain other companies as an important part of their compensation packages.

In addition, our equity incentive award agreements generally provide that, in the event of a grantee’s termination for cause or violation of a non-competition undertaking, we will have the right to repurchase the shares acquired by such grantee, generally at par or the price paid for such shares.

The following paragraphs summarize other key terms of our equity incentive plans.

Plan administration. The equity incentive plans are generally administered by a committee created and appointed by the board or by our board of directors if no such committee is created or appointed. Grants to any executive directors of the board must be approved by the disinterested directors of our board.

Types of awards. The equity incentive plans provide for the granting of options, restricted shares, restricted share units, dividend equivalents, share appreciation rights, share payments and other rights.

Award agreements. Generally, awards granted under the equity incentive plans are evidenced by an award agreement providing for the number of ordinary shares subject to the award, and the terms and conditions of the award, which must be consistent with the relevant plan.

Eligibility. Any employee, consultant or director of our company, our affiliates or certain other companies, such as Alipay, is eligible to receive grants under the equity incentive plans, but only employees of our company, our affiliates and certain other companies, such as Alipay, are eligible to receive incentive stock options.

Term of awards. The term of awards granted under our equity incentive plans are generally not to exceed ten years from the date of grant.

Acceleration, waiver and restrictions. The administrator of our equity incentive plans has sole discretion in determining the terms and conditions of any award, any vesting acceleration or waiver of forfeiture restrictions, and any restrictions regarding any award or the ordinary shares relating thereto.

Change in control. If a change in control of our company occurs, the plan administrator may, in its sole discretion,

•	accelerate the vesting, in whole or in part, of any award;

•	purchase any award for an amount of cash or ordinary shares of our company equal to the value that could have been attained upon the exercise of the award or the realization of the plan participant’s rights had such award been currently exercisable or payable or fully vested; or

•	provide for the assumption, conversion or replacement of any award by the successor corporation, or a parent or subsidiary of the successor corporation, with other rights or property selected by the plan administrator in its sole discretion, or the assumption or substitution of the award by the successor or surviving corporation, or a parent or subsidiary of the surviving or successor corporation, with such appropriate adjustments as to the number and kind of shares and prices as the plan administrator deems, in its sole discretion, reasonable, equitable and appropriate.

Amendment and Termination. Unless earlier terminated, our equity incentive plans continue in effect for a term of ten years. The board may at any time terminate or amend the 2011 Plan in any respect, including amendment of any form of any award agreement or instrument to be executed, provided, however, that to the extent necessary and desirable to comply with applicable laws or stock exchange rules, shareholder approval of any amendment to the 2011 Plan shall be obtained in such manner and to such degree as required.

2014 Post-IPO Plan

We plan to adopt the 2014 Plan contingent upon and subject to the completion of this offering. The maximum aggregate number of ordinary shares authorized for issuance for awards under the 2014 Plan will be                     , plus (i) that number of ordinary shares authorized for issuance under all our previous plans but that were not granted under options or other awards pursuant to all previous plans, (ii) the number of shares that were granted under options or other awards pursuant to all our previous plans but have expired without having been exercised in full or have otherwise become unexercisable or have become available for grant or award under such plans and (iii) on each anniversary of the effective date of the 2014 Plan, an amount equal to (A)             % of the number of outstanding shares on each anniversary and (B) such lesser number of shares determined by the board. The 2014 Plan will govern outstanding awards issued under all previous plans prior to the effective date of the 2014 Plan except with respect to holders of awards subject to U.S. taxation.

Plan administration. Subject to certain limitations, the 2014 Plan will be administered by the compensation committee of the board (or a subcommittee thereof), or such other committee of the board to which the board has delegated power to act; provided, that in the absence of any such committee, the 2014 Plan will be administered by the board.

Types of awards. The 2014 Plan will allow for the grant of options, restricted shares, restricted share units, dividend equivalents, share appreciation rights and share payments.

Award agreements. All awards under the 2014 Plan will be evidenced by an award agreement in terms of the number of ordinary shares subject to the award and terms and conditions of the award, which shall be consistent with the 2014 Plan.

Eligibility. Any employees, consultants or directors of our company, our affiliates or certain other companies, such as Alipay, will be eligible to receive all forms of awards under the 2014 Plan, but only employees of our company, certain other companies, such as Alipay, or our affiliates will be eligible to receive incentive stock options.

Term of awards. The term of awards granted under the 2014 Plan shall not exceed ten years from the date of grant. Subject to the foregoing, the plan administrator will be authorized to extend the term of any outstanding award.

Vesting schedule and other restrictions. The plan administrator will have sole discretion in setting the vesting period of an award, determining that an award may not vest for a specified period after it is granted and accelerating the vesting period of an award.

Change in control. If a change in control of our company occurs, the plan administrator may, in its sole discretion:

•	accelerate the vesting, in whole or in part, of any award;

•	purchase any award for an amount of cash or ordinary shares of our company equal to the value that could have been attained upon the exercise of the award or the realization of the plan participant’s rights had such award been currently exercisable or payable or fully vested; or

•	provide for the assumption, conversion or replacement of any award by the successor corporation, or a parent or subsidiary of the successor corporation, with other rights (including cash) or property selected by the plan administrator in its sole discretion, or the assumption or substitution of the award by the successor or surviving corporation, or a parent or subsidiary of the surviving or successor corporation, with such appropriate adjustments as to the number and kind of shares and prices as the plan administrator deems, in its sole discretion, reasonable, equitable and appropriate.

Amendment and termination. Unless earlier terminated, the 2014 Plan will continue in effect for a term of ten years. The board of directors in its sole discretion will have authority to terminate the 2014 Plan at any time. The board of directors will have authority to amend the 2014 Plan at any time in such respects as the board of directors may deem advisable, provided, however, that to the extent necessary to comply with applicable laws or stock exchange rules, shareholder approval of any plan amendment shall be obtained in such manner and to such degree as required.

Senior Management Equity Incentive Plan

We adopted the Senior Management Equity Incentive Plan in 2010, pursuant to which selected management of our company subscribed for preferred shares in a special purpose vehicle, Alternate Solutions Management Limited, which holds our ordinary shares. These preferred shares, subject to a non-compete provision, are redeemable by the holders thereof for our ordinary shares upon the earlier to occur of an initial public offering of our shares (subject to statutory and contractual lock-up periods), and five years from the respective dates of issuance of the preferred shares to the participants. The maximum number of our ordinary shares redeemable upon the redemption of the preferred shares issued under this plan by the participants is 15,000,000. The underlying ordinary shares have already been issued to the special purpose vehicle and are included in our total issued and outstanding share number. The preferred shares are subject to forfeiture if a holder engages in certain activities that compete with us.

Partner Capital Investment Plan

We adopted the Partner Capital Investment Plan in 2013 to provide partners of the Alibaba Partnership an opportunity to invest in interests in our ordinary shares in order to align further their interests with the interests of our shareholders. Pursuant to the Partner Capital Investment Plan, the partners subscribed for convertible preferred shares in two special purpose vehicles, PCIP I Limited and PCIP II Limited. These convertible preferred shares are, for a period of up to four years from the respective dates of issuance thereof, convertible into exchangeable ordinary shares in these special purpose vehicles, which are exchangeable for our ordinary shares after eight years following the respective dates of issuance of the convertible preferred shares. The convertible preference shares and the exchangeable ordinary shares of these special purpose vehicles are subject to forfeiture if a partner engages in certain activities that compete with us. The maximum number of our ordinary shares that may be acquired upon the exchange of exchangeable ordinary shares in the special purpose vehicles by the partners is 18,000,000. The underlying ordinary shares have already been issued by us to the special purpose vehicles and are included in our total issued and outstanding share number. The Partner Capital Investment Plan permits the issuance of additional shares to the partners as the board may approve from time to time.

The following table summarizes, as of March 31, 2014, the outstanding options (including unvested restricted shares related to options early exercised), RSUs and other rights held by our directors and executive officers, as well as by their affiliates, under 2011 Plan, as well as equity held through their investments in our Senior Management Equity Incentive Plan and Partner Capital Investment Plan.

Name	Ordinary shares underlying outstanding options / restricted shares or RSUs / other rights granted or subscribed		Exercise price (US$/Share)	Date of grant(5)	Date of expiration
Jack Yun MA	2,100,000	(1)	5.00	November 12, 2010	—
	390,000	(2)	—	June 26, 2013	June 26, 2019

Joseph C. TSAI	1,200,000	(1)	5.00	November 12, 2010	—
	195,000	(2)	—	June 26, 2013	June 26, 2019

Name	Ordinary shares underlying outstanding options / restricted shares or RSUs / other rights granted or subscribed		Exercise price (US$/Share)	Date of grant(5)	Date of expiration
Jonathan Zhaoxi LU	*	(1)	5.00	November 12, 2010	—
	*	(1)	5.00	March 17, 2011	—
	*	(2)	—	May 3, 2011	May 3, 2017
	*	(2)	—	January 24, 2013	January 24, 2019
	*	(3)	18.50	May 18, 2013	May 18, 2019
	*	(4)	14.50	July 26, 2013	—

Daniel Yong ZHANG	*	(1)	5.00	November 12, 2010	—
	*	(2)	—	May 3, 2011	May 3, 2017
	*	(2)	—	May 11, 2012	May 11, 2018
	*	(3)	18.50	May 18, 2013	May 18, 2019
	*	(4)	14.50	July 26, 2013	—

Maggie Wei WU	*	(1)	5.00	September 30, 2010	—
	*	(2)	—	May 3, 2011	May 3, 2017
	*	(2)	—	January 24, 2013	January 24, 2019
	*	(3)	18.50	May 18, 2013	May 18, 2019
	*	(4)	14.50	July 26, 2013	—

Jian WANG	*	(1)	5.00	November 12, 2010	—
	*	(2)	—	May 3, 2011	May 3, 2017
	*	(2)	—	May 11, 2012	May 11, 2018
	*	(3)	18.50	May 18, 2013	May 18, 2019
	*	(4)	14.50	July 26, 2013	—

Peng JIANG	*	(2)	—	May 3, 2011	May 3, 2017
	*	(2)	—	May 11, 2012	May 11, 2018
	*	(3)	18.50	May 18, 2013	May 18, 2019
	*	(4)	14.50	July 26, 2013	—

Lucy Lei PENG	*	(1)	5.00	November 12, 2010	—
	*	(2)	—	May 3, 2011	May 3, 2017
	*	(2)	—	May 11, 2012	May 11, 2018
	*	(3)	18.50	May 18, 2013	May 18, 2019
	*	(4)	14.50	July 26, 2013	—

Xiaofeng SHAO	*	(1)	5.00	November 12, 2010	—
	*	(2)	—	May 3, 2011	May 3, 2017
	*	(2)	—	May 11, 2012	May 11, 2018
	*	(3)	18.50	May 18, 2013	May 18, 2019
	*	(4)	14.50	July 26, 2013	—

Trudy Shan DAI	*	(1)	5.00	November 12, 2010	—
	*	(2)	—	May 3, 2011	May 3, 2017
	*	(2)	—	May 11, 2012	May 11, 2018
	*	(3)	18.50	May 18, 2013	May 18, 2019
	*	(4)	14.50	July 26, 2013	—

Name	Ordinary shares underlying outstanding options / restricted shares or RSUs / other rights granted or subscribed		Exercise price (US$/Share)	Date of grant(5)	Date of expiration
Timothy A. STEINERT	*	(1)	5.00	November 12, 2010	—
	*	(2)	—	May 3, 2011	May 3, 2017
	*	(2)	—	May 11, 2012	May 11, 2018
	*	(3)	18.50	May 18, 2013	May 18, 2019
	*	(4)	14.50	July 26, 2013	—

Jianhang JIN	*	(1)	5.00	November 12, 2010	—
	*	(2)	—	May 3, 2011	May 3, 2017
	*	(2)	—	May 11, 2012	May 11, 2018
	*	(4)	14.50	July 26, 2013	—

*	The options, RSUs and other rights to acquire ordinary shares in aggregate held by each of these directors and executive officers and their affiliates represent less than 1% of our total outstanding shares.
(1)	Represents rights under the Senior Management Equity Incentive Plan subscribed for at a subscription price of US$0.50 per preference share in 2010.
(2)	Represents RSUs.
(3)	Represents unvested restricted shares related to options early exercised.
(4)	Represents rights under the Partner Capital Investment Plan subscribed for at US$4.00 per preference share. See Note 8(c) to our consolidated financial statements included elsewhere in this prospectus for further information.
(5)	Date of grant represents the original grant date of the options, RSUs and other rights held by the respective director or executive officer. Each outstanding option, RSU or other right described in this table that is not held by a U.S. resident will be, subject to the completion of the IPO, cancelled prior to the completion of the IPO and replaced with a new grant under the terms of the 2014 Plan (as described herein) immediately following the completion of the IPO with such terms and conditions that are identical to those that applied to the cancelled awards.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information with respect to beneficial ownership of our ordinary shares as of                      by:

•	each of our directors and executive officers;

•	our directors and executive officers as a group;

•	each person known to us to beneficially own 5% or more of our ordinary shares; and

•	each selling shareholder.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes the power to direct the voting or the disposition of the securities or to receive the economic benefit of the ownership of the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of March 31, 2014, including through the exercise of any option or other right and the vesting of restricted shares. These shares, however, are not included in the computation of the percentage ownership of any other person.

The calculations in the table below assume there were 2,327,539,776 ordinary shares outstanding as of March 31, 2014, including (i) 91,243,243 ordinary shares into which all of our outstanding convertible preference shares will automatically convert concurrently with the completion of this offering, (ii) 33,000,000 ordinary shares underlying preferred shares of Alternate Solutions Management Limited and convertible preferred shares of PCIP I Limited and PCIP II Limited and (iii) 9,485,873 issued but unvested restricted shares, and reflect the issuance by us of                                  ordinary shares pursuant to this offering, assuming the underwriters do not exercise their option to purchase additional ADSs, excluding ordinary shares issuable upon the exercise of outstanding share options, RSUs and ordinary shares reserved for issuance under our equity incentive plans.

	Ordinary shares beneficially owned prior to this offering		Ordinary shares being sold in this offering		Ordinary shares beneficially owned after this offering
Name	Number	Percent	Number	Percent	Number	Percent
Directors and Executive Officers:
Jack Yun MA(1)	206,100,673	8.9%
Joseph C. TSAI(2)	83,499,896	3.6%
Masayoshi SON	—	—
Jacqueline D. RESES	—	—
Jonathan Zhaoxi LU	*	*
Daniel Yong ZHANG	*	*
Maggie Wei WU	*	*
Jian WANG	*	*
Peng JIANG	*	*
Lucy Lei PENG	*	*
Xiaofeng SHAO	*	*
Trudy Shan DAI	*	*
Timothy A. STEINERT	*	*
Jianhang JIN	*	*
All directors and executive officers as a group
Principal and/or Selling Shareholders:
SoftBank(3)	797,742,980	34.3%
Yahoo(4)	523,565,416	22.5%
Jack Yun MA(1)	206,100,673	8.9%

*	The person beneficially owns less than 1% of our outstanding ordinary shares.

(1)	Represents (i) 1,903,177 ordinary shares held directly by Jack Ma, (ii) 35,000,000 ordinary shares held by APN Ltd., a Cayman Islands company with its registered address at Fourth Floor, One Capital Place, P.O. Box 847, Grand Cayman, KY1-1103, Cayman Islands, in which Jack holds a 70% equity interest, which ordinary shares, together with Jack’s equity interest in APN Ltd., have been pledged to us to support certain obligations under the Framework Agreement, (iii) 35,000,000 ordinary shares underlying options held by SymAsia Foundation Limited, a non-profit organization incorporated as a company limited by guarantee in Singapore with its registered address at 1 Raffles Link #03-01 Singapore 039393, the transfer of which options or underlying ordinary shares Jack is entitled to direct to a charitable trust he will establish, (iv) 65,097,160 ordinary shares held by JC Properties Limited, a British Virgin Islands company with its registered address at Offshore Incorporations Centre, P.O. Box 957, Road Town, Tortola, British Virgin Islands, which is wholly-owned by a trust established for the benefit of Jack’s family and (v) 67,000,336 ordinary shares and 2,100,000 ordinary shares underlying preferred shares of Alternate Solutions Management Limited, in each case held by JSP Investment Limited, a British Virgin Islands company with the address of P.O. Box 916, Woodbourne Hall, Road Town, Tortola, British Virgin Islands, which is wholly-owned by a trust established for the benefit of Jack and his family.

Excludes shares held by SoftBank representing SoftBank’s share ownership in excess of 30% of our issued and outstanding shares as of the most recent record date with respect to any shareholders action, over which Jack will share voting power pursuant to the voting agreement that we, Jack, Joe, SoftBank and Yahoo expect to enter into effective upon the completion of this offering as described in “Related Party Transactions — Transactions and Agreements with Yahoo and SoftBank — Voting Agreement.”

Jack has historically voted the ordinary shares held by the family trusts and he is deemed a beneficial owner of the ordinary shares held by the family trusts.

Jack does not have any pecuniary interests in the 35,000,000 ordinary shares underlying options held by SymAsia Foundation Limited.

Jack’s business address is 969 West Yi Road, Yu Hang District, Hangzhou 311121, People’s Republic of China.

(2)	Represents (i) 1,372,964 ordinary shares held directly by Joe Tsai, (ii) 15,000,000 ordinary shares held by APN Ltd., in which Joe holds a 30% equity interest, which ordinary shares, together with Joe’s equity interest in APN Ltd., have been pledged to us to support certain obligations under the Framework Agreement, (iii) 15,000,000 ordinary shares underlying options held by SymAsia Foundation Limited, the transfer of which options or underlying ordinary shares Joe is entitled to direct to a charitable trust he will establish, (iv) 23,905,952 ordinary shares and 1,200,000 ordinary shares underlying preferred shares of Alternate Solutions Management Limited, in each case held by Parufam Limited, a Bahamas corporation with its registered address at Suite 200B, 2nd Floor, Centre of Commerce, One Bay Street, P.O. Box N-3944, Nassau, Bahamas, and over which, Joe, as a director of Parufam Limited, has been delegated sole voting and disposition power, (v) 21,000,000 ordinary shares held by PMH Holding Limited, a British Virgin Islands corporation with its registered address at Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands, and over which, Joe, as sole director of PMH Holding Limited, has voting and dispositive power, (vi) 4,020,980 ordinary shares held by MFG Limited, a British Virgin Islands corporation with its registered address at Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands, and over which, Joe, as sole director of MFG Limited, has voting and dispositive power and (vii) 2,000,000 ordinary shares held by MFG II Ltd., a British Virgin Islands corporation with its registered address at Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands, and over which, Joe, as sole director of MFG II Ltd., has voting and dispositive power.

Excludes shares held by SoftBank representing SoftBank’s share ownership in excess of 30% of our issued and outstanding shares as of the most recent record date with respect to any shareholders action, over which Joe will share voting power pursuant to the voting agreement that we, Jack, Joe, SoftBank and Yahoo expect to enter into effective upon the completion of this offering as described in “Related Party Transactions — Transactions and Agreements with Yahoo and SoftBank — Voting Agreement.”

Joe does not have any pecuniary interests in the 15,000,000 ordinary shares underlying options held by SymAsia Foundation Limited.

Joe’s business address is c/o Alibaba Group Services Limited, 26/F Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong S.A.R.

(3)	Represents (a) 466,826,180 ordinary shares owned by SoftBank Corp. with its registered office at 1-9-1 Higashi-Shimbashi Minato-ku, Tokyo 105-7303, Japan, (b) 15,000,000 ordinary shares owned by SBBM Corporation with its registered office at 1-9-1 Higashi-Shimbashi Minato-ku, Tokyo 105-7303, Japan and (c) 315,916,800 ordinary shares owned by SB China Holdings Pte Ltd. with its registered office at 20 Raffles Place, #09-01 Ocean Towers, Singapore 048620. SoftBank Corp. is a public company listed on the Tokyo Stock Exchange.

(4)	Represents (a) 92,626,716 ordinary shares owned by Yahoo! Inc. with its registered office at 701 First Avenue, Sunnyvale, CA 94089, the United States and (b) 430,938,700 ordinary shares owned by Yahoo! Hong Kong Holdings Limited with its registered office at Room 2802, Sunning Plaza, 10 Hysan Avenue, Causeway Bay, Hong Kong S.A.R. Yahoo! Inc. is a public company listed on the NASDAQ Global Select Market.

As of March 31, 2014, 171,958,214 of our outstanding ordinary shares were held by shareholders of record in the United States. We are not aware of any arrangement that may at a subsequent date, result in a change of control of our company. Each selling shareholder named above acquired its shares in offerings that were exempted from registration under the Securities Act because such offerings involved either private placements or offshore sales to non-U.S. persons.

RELATED PARTY TRANSACTIONS

Transactions and Agreements with Yahoo and SoftBank

Shareholders Agreement

We, SoftBank and Yahoo entered into a shareholders agreement dated October 24, 2005, which was replaced and superseded by a new shareholders agreement dated September 18, 2012, or the shareholders agreement. The shareholders agreement addresses certain matters in relation to shareholder rights, corporate governance arrangements and other related obligations. Upon the completion of this offering, the shareholders agreement, including the right of first offer, tag-along rights and preemptive rights in connection with the transfer or sale of our shares thereunder, will terminate.

See also “Description of Share Capital — Registration Rights.”

Voting Agreement

We expect to enter into a voting agreement with Jack Ma, Joe Tsai, SoftBank and Yahoo effective upon the completion of this offering. We expect the voting agreement will provide SoftBank with certain information rights as well as the right to nominate one director to our board of directors, which nomination right will also be reflected in our amended and restated memorandum and articles of association that will become effective upon completion of this offering. The nomination right will terminate when SoftBank’s shareholding declines below 15% of our outstanding shares, and contain provisions to the effect that:

•	SoftBank will agree (i) to vote its shares in favor of the election of the Alibaba Partnership’s director nominees at each annual general shareholders meeting and to grant the voting power of any portion of its shareholdings exceeding 30% of our issued and outstanding ordinary shares to Jack and Joe by proxy;

•	Jack and Joe will vote their shares and any other shares over which they hold voting rights in favor of the election of the SoftBank director nominee at each annual general shareholders meeting;

•	Yahoo will agree to vote its shares in favor of the election of all of the Alibaba Partnership’s director nominees and the SoftBank director nominee at each annual general shareholders meeting; and

•	Each party to the voting agreement will use its best efforts to cause any other person with whom it forms a “group” within the meaning of Section 13(d) of the Exchange Act to become a party to the voting agreement and vote its shares in favor of SoftBank’s and the Alibaba Partnership’s director nominees.

Yahoo Technology and Intellectual Property License Agreement

We and Yahoo entered into a technology and intellectual property license agreement dated October 24, 2005, as amended and restated on September 18, 2012, or the Yahoo TIPLA. Under the Yahoo TIPLA, Yahoo granted to us the use of certain intellectual property. In consideration of the rights granted under the Yahoo TIPLA, we paid Yahoo a lump sum payment in the amount of US$550 million and agreed to pay Yahoo an annual royalty equal to 2% of our consolidated revenues (less certain costs) for the period from January 1, 2006 to December 31, 2012 and 1.5% of our consolidated revenues (less certain costs) for the period from January 1, 2013 until the completion of this offering. No royalties will be payable thereafter. For the years ended March 31, 2012, 2013 and 2014, the royalty fees amounted to RMB358 million, RMB592 million and RMB748 million (US$120 million), respectively.

Patent Sale and Assignment Agreement

We and Yahoo entered into a patent sale and assignment agreement during fiscal year 2014 pursuant to which we acquired ownership of certain patents for aggregate consideration of US$70 million.

Our Repurchase of Ordinary Shares from Yahoo

We are party to a share repurchase and preference share sale agreement with Yahoo dated May 20, 2012, as amended through December 13, 2013, or the Yahoo repurchase agreement. The agreement governs the terms on which we have repurchased and may further repurchase from Yahoo, or cause Yahoo to sell in a qualified initial public offering (such as this offering), our ordinary shares. We repurchased 523,000,000 ordinary shares from Yahoo on September 18, 2012 at a price of US$13.5414 per share for an aggregate consideration of US$7,082 million. Immediately following the repurchase, Yahoo owned 523,565,416 ordinary shares representing approximately 24% of our issued share capital at that time. We paid US$6,282 million of the consideration in cash and US$800 million through our issuance to Yahoo of mandatorily redeemable preference shares of our company, or the Yahoo preference shares. We negotiated the terms of the Yahoo preference shares with Yahoo on an arm’s length basis. On May 16, 2013, we redeemed the Yahoo preference shares in full using funds we borrowed under our loan facility.

The Yahoo repurchase agreement was amended to provide that we are entitled to cause Yahoo either to sell 208,000,000 (prior to such amendment, 261,500,000 ordinary shares) ordinary shares to the public in this offering or sell to us such number of shares using the proceeds from this offering.

Following the expiration of the lock-up agreement SoftBank and Yahoo will enter into with the underwriters in connection with this offering, SoftBank and Yahoo will be entitled to exercise registration rights under the registration rights agreement. See also “Description of Share Capital — Registration Rights.”

Agreements and Transactions Related to Small and Micro Financial Services Company and its Subsidiaries

Ownership of Small and Micro Financial Services Company and Alipay

We originally established Alipay in December 2004 to operate our payment services business. In June 2010, the PBOC issued new regulations that required non-bank payment companies to obtain a license in order to operate in China. These regulations provided specific guidelines for license applications only for domestic PRC-owned entities. These regulations stipulated that, in order for any foreign-invested payment company to obtain a license, the scope of business, the qualifications of any foreign investor and any level of foreign ownership would be subject to future regulations to be issued, which in addition would require approval by the PRC State Council. Further, the regulations required that any payment company that failed to obtain a license must cease operations by September 1, 2011. Although Alipay was prepared to submit its license application in early 2011, at that time the PBOC had not issued any guidelines applicable to license applications for foreign-invested payment companies (and no such guidelines have been issued as of the date of this prospectus). In light of the uncertainties relating to the license qualification and application process for a foreign-invested payment company, our management determined that it was necessary to restructure Alipay as a company wholly-owned by PRC nationals in order to avail Alipay of the specific licensing guidelines applicable only to domestic PRC-owned entities. Accordingly, we divested all of our interest in and control over Alipay in 2011, which resulted in deconsolidation of Alipay from our financial statements. This action enabled Alipay to obtain a payment business license in May 2011 without delay and without any detrimental impact to our China retail marketplaces or to Alipay.

Following the divestment of our interest in and control over Alipay, effective in the first calendar quarter of 2011, the ownership structure of Alipay’s parent entity, Zhejiang Ant Small and Micro Financial Services Group Co., Ltd. (formerly known as Zhejiang Alibaba E-Commerce Co., Ltd.), which we refer to as Small and Micro Financial Services Company, a company organized under the laws of the PRC, was changed such that Jack Ma held a substantial majority of the equity ownership interest in Small and Micro Financial Services Company. The ownership structure of Small and Micro Financial Services was recently further restructured and currently approximately 58% of its equity interests are held by Hangzhou Junhan Equity Investment Partnership, or Junhan, a PRC limited partnership, and approximately 42% of its equity interests are held by Hangzhou Junao Equity Investment Partnership, or Junao, a PRC limited partnership.

The economic interests in Junhan are owned by Jack Ma and other employees of our company and employees of Small and Micro Financial Services Company. The interests in Junhan held by these employees are in the form of limited partnership interests and interests similar to share appreciation rights tied to potential appreciation in the value of Small and Micro Financial Services Company. The economic interests in Junao are held in the form of limited partnership interests by certain members of the Alibaba Partnership.

We understand that it is the intention of the shareholders of the Small and Micro Financial Services Company that:

•	Jack Ma’s direct and indirect economic interest in Small and Micro Financial Services Company will be reduced over time to a percentage that does not exceed his and his affiliates’ interest in our company as of the time immediately prior to the completion of this offering (the percentage of our ordinary shares Jack and his affiliates beneficially own immediately prior to the completion of this offering is 8.9%) and that this reduction will be caused in a manner by which neither Jack nor any of his affiliates would receive any economic benefit. See “Related Party Transactions – Commitments of Jack Ma to Alibaba Group.” We have been informed by Small and Micro Financial Services Company that such proposed reduction of Jack’s economic interest is expected to be accomplished within three to five years from the date of this prospectus through a combination of future equity-based incentive awards to employees and dilutive issuances of equity in Small and Micro Financial Services Company;

•	from time to time, additional economic interests in Small and Micro Financial Services Company in the form of interests similar to share appreciation rights issued by Junhan will be transferred to our employees and employees of Small and Micro Financial Services Company; and

•	Small and Micro Financial Services Company will raise equity capital from domestic Chinese investors in the future in order to finance its business expansion, with the effect that the shareholding of Junao and Junhan in Small and Micro Financial Services Company will be reduced through dilution (the amount of such dilution would depend on future valuations and the amount of equity capital to be raised), but it is the intention that the combined ownership of Jack Ma, Junao and Junhan will continue to constitute a majority of the outstanding equity interests of Small and Micro Financial Services Company.

The general partner of both Junao and Junhan is an entity 100% owned by Jack Ma. As the general partner, this entity, and therefore indirectly Jack, holds the voting rights in the two limited partnerships, while the limited partners hold the economic interests in, each of Junao and Junhan. Accordingly, Jack is able to exercise the voting power of Junao and Junhan as the sole shareholder in Small and Micro Financial Services Company. So long as Junao and Junhan continue to hold a majority of the outstanding shares of Small and Micro Financial Services Company, through the exercise of such voting power, Jack will continue to control a majority of voting interests in Small and Micro Financial Services Company.

Our Relationship with Small and Micro Financial Services Company and Alipay through August 2014

After the divestment of our interest in and control over Alipay, we entered into a framework agreement in July 2011, or the 2011 framework agreement, with Yahoo, SoftBank, Alipay, Small and Micro Financial Services Company, Jack Ma and Joe Tsai and certain of their affiliates. At the same time, we also entered into various implementation agreements that included a commercial agreement, or the Alipay commercial agreement, an intellectual property license and software technology service agreement, or the Alipay IPLA, and a shared services agreement, which together governed our financial and commercial relationships with Small and Micro Financial Services Company and Alipay.

As described in more detail below, we restructured our relationship with Small and Micro Financial Services Company in August 2014 with the approval of our board of directors and with the agreement of Yahoo, SoftBank, Alipay, Small and Micro Financial Services Company, Jack Ma and Joe Tsai and certain of their and our affiliates.

Alipay Commercial Agreement

Under the Alipay commercial agreement among us, Alipay and Small and Micro Financial Services Company, which agreement remains in place following the restructuring described below, Alipay provides payment processing and escrow services to us. These services enable settlement of transactions on our marketplaces through a secure payment platform and escrow process. We pay Alipay a fee on terms that are preferential to us for such services. These preferential terms enable us, with certain exceptions, to make available basic payment processing and escrow services to buyers and sellers on our marketplaces free of charge. We believe that these services provide us with a competitive advantage that otherwise would be diminished without the preferential terms of the Alipay commercial agreement.

The fees that we pay Alipay are based on fee rates and actual payment volumes processed on our marketplaces. The fee rates reflect, among other things, Alipay’s bank-processing costs and operating costs allocable to the services provided to us, and accordingly are subject to adjustment to the extent such costs increase or decline. The Alipay commercial agreement currently provides that the directors of our company designated by Yahoo and SoftBank approve the fee rates payable by us in advance on an annual basis. In connection with the restructuring of our relationship with Small and Micro Financial Services Company, the Alipay commercial agreement was amended to provide that, after the completion of this offering, a special committee formed by our independent directors and the director designated by SoftBank must approve the fee rates in advance on an annual basis. The fee rates for the immediately preceding year remain in effect until such time as such annual approval by the special committee has been obtained. In fiscal years 2012, 2013 and 2014, we paid fees to Alipay totaling RMB1,307 million, RMB1,646 million and RMB2,349 million (US$378 million), respectively, under this agreement. The Alipay commercial agreement has an initial term of 50 years, and is automatically renewable for further periods of 50 years, subject to our right to terminate at any time upon one year’s prior written notice. If the Alipay commercial agreement is required by applicable regulatory authorities, including under stock exchange listing rules, to be modified in certain circumstances, a one-time payment may be payable to us by Small and Micro Financial Services Company to compensate us for the impact of such adjustment.

2014 Restructuring of Our Relationship with Small and Micro Financial Services Company and Alipay

On August 12, 2014, we entered into a share and asset purchase agreement, or the 2014 SAPA, and entered into or amended certain ancillary agreements including an amendment and restatement of the Alipay IPLA, or the amended Alipay IPLA. Pursuant to these agreements, we restructured our relationships with Small and Micro Financial Services Company and its wholly owned subsidiary Alipay, and terminated the 2011 framework agreement. Except for the sale of the SME loan business, the restructuring contemplated by the 2014 SAPA and the ancillary agreements described below has taken effect and these agreements now govern our economic and commercial relationships with Small and Micro Financial Services Company and Alipay. Under the 2014 SAPA, the arrangements are structured with the aim of securing long-term economic participation in Small and Micro Financial Services Company which we believe is in the best interests of our company and all of our shareholders. The potential for long-term economic participation can come in the form of either a perpetual 37.5% profit share stream or a possible future direct equity interest as described below. We believe this restructuring will strengthen and benefit our company as well as better position us for future growth. Set forth below is a summary of the key benefits of the restructuring:

•

We agreed to dispose of the SME loan business to Small and Micro Financial Services Company in exchange for cash consideration and annual fees for seven years based on the average daily balance of the SME loan portfolio. The disposition allows us to focus on our core e-commerce businesses and eliminates the direct risks and disadvantages of carrying a loan portfolio on our balance sheet. As a result of the divestiture, the direct risks of credit defaults, capital adequacy, leverage and regulatory requirements associated with a loan portfolio will be transferred to Small and Micro Financial Services Company. In addition, this transaction will combine our SME loan business with Small and Micro Financial Services Company’s existing financial services businesses which should allow us to realize certain of the benefits of the synergies between the two financial services businesses, and shift the risk management functions associated with that business to Small and Micro Financial Services Company, while at the same time reducing our direct exposure to financial services regulations. A further benefit of the restructuring is that, through the revised profit sharing arrangement described below, it increases our participation in the additional value expected to be created by Small and Micro Financial Services Company, including Alipay and other financial services businesses.

•	The previous cap on the potential liquidity event payment has been removed. Under the 2011 framework agreement, we were entitled to a payment equal to 37.5% of the equity value of Alipay in the case of a liquidity event, such as an initial public offering of Alipay. Under the restructured agreement, we will be entitled to a payment equal to 37.5% of the equity value of Small and Micro Financial Services Company. In addition, the cap of US$6 billion on the liquidity event payment under the previous agreement has been removed in connection with the restructuring, significantly increasing the potential future financial benefits to us.

•	Our profit share with respect to the financial services business has been restructured to expand the base of profits that we are entitled to share from the pre-tax income of only Alipay to the pre-tax income of all of the businesses of Small and Micro Financial Services Company, while the profit sharing percentage has been reduced to align with the liquidity event payment percentage. Under the previous Alipay IPLA, we received 49.9% of the consolidated pre-tax income of Alipay and its consolidated subsidiaries. Under the amended Alipay IPLA, we will receive 37.5% of the consolidated pre-tax income of Small and Micro Financial Services Company and its subsidiaries which include Alipay, as well as other current and future businesses such as SME loans, consumer finance, asset management, financial products distribution and insurance. We believe this will be beneficial to us in the long-term because, while the profit sharing percentage is lower, the profit pool that we are entitled to share will come from all of the current and future businesses operated by Small and Micro Financial Services Company.

•	The economic terms of the Alipay commercial agreement described above under which Alipay provides payment processing services on terms preferential to us will continue, as currently in effect, and are unaffected by the restructuring.

The following chart provides a summary of the key economic terms of the 2014 SAPA and related agreements compared to the key economic terms of the 2011 framework agreement and related agreements.

2011 Framework Agreement (and related agreements)	2014 SAPA (and related agreements)
Liquidity event payment:

• we were entitled to 37.5% of the equity value of Alipay in the event of its initial public offering, a sale or certain transfers of interests in Alipay

•    upon a qualified IPO of Small and Micro Financial Services Company or Alipay, we are entitled to elect to receive a payment equal to 37.5% of the equity value of Small and Micro Financial Services Company until we acquire a full 33% equity interest

•    at our option and subject to regulatory approvals, in lieu of the liquidity event payment, we may elect to continue to receive the 37.5% profit share in perpetuity until we receive a full 33% equity interest

• this payment had a minimum floor of US$2.0 billion and was capped at US$6.0 billion, subject to certain gradual increases over time if no liquidity event occurred

•    the liquidity event payment is not capped; given the US$25 billion equity value requirement of a qualified IPO, the minimum liquidity event payment (assuming no reduction for equity issuances) is effectively US$9.375 billion

2011 Framework Agreement (and related agreements)	2014 SAPA (and related agreements)
Profit sharing:

• we received 49.9% of the consolidated pre-tax income of Alipay and its consolidated subsidiaries until a liquidity event of Alipay has occurred	• we will receive 37.5% of the consolidated pre-tax income of Small and Micro Financial Services Company and its subsidiaries (including Alipay)

•    upon a qualified IPO of Small and Micro Financial Services Company or Alipay, we may elect either to receive a liquidity event payment or, subject to regulatory approvals (including under applicable stock exchange listing rules), to continue to receive the profit share payments in perpetuity

Preferential terms under Alipay commercial agreement:

• payment and escrow services provided to our marketplaces on preferential terms	• economic terms of the Alipay commercial agreement continue unchanged

• 50-year contract term, renewable for additional 50-year periods at our option

Payment stream related to the SME loan business:

N/A	• we will receive an annual fee equal to 2.5% of the average daily balance of SME loans in each of the three calendar years from 2015 through 2017

• fixed fee in each of the four calendar years from 2018 through 2021 equal to the annual fee to be paid in calendar year 2017

Potential equity interest:

• no potential to receive a direct equity interest

•    we are entitled to acquire up to a 33% in Small and Micro Financial Services Company (with preemptive rights to maintain such percentage equity interest prior to a qualified IPO of Small and Micro Financial Services Company), if Small and Micro Financial Services Company applies for and receives the applicable PRC regulatory approvals

•    in the event we acquire the full 33% equity interest, rights to profit sharing and a liquidity event payment will automatically terminate, or in the event of any equity interest less than 33%, such rights will reduce proportionately

• equity issuances up to the full 33% equity interest and exercises of preemptive rights that do not exceed US$1.5 billion will be

2011 Framework Agreement (and related agreements)	2014 SAPA (and related agreements)

funded by royalties and fees to be paid to us by Small and Micro Finance Services Company, resulting in our receipt of such equity interests with no cash impact to us

Share and Asset Purchase Agreement

Sale of SME Loan Business and Certain Other Assets

Pursuant to the 2014 SAPA, we agreed to sell certain securities and assets primarily relating to our SME loan business and other related services to Small and Micro Financial Services Company, for aggregate cash consideration of RMB3,219 million (US$518 million), which was based on a premium to the aggregate book value of the entities operating the SME loan business. The sale of the SME loan business is subject to receipt of regulatory approvals and other customary closing conditions. Such cash consideration will be paid no later than the earlier of the second anniversary of the closing of such sale and an initial public offering of Small and Micro Financial Services Company or Alipay at an implied equity value exceeding US$25 billion which results in gross proceeds of at least US$2 billion, which we refer to as a qualified IPO. In addition, pursuant to software system use and service agreements relating to the know-how and related intellectual property that we have agreed to sell together with the SME loan business and related services, we will receive annual fees for a term of seven years. These fees will be determined as follows: for calendar years 2015 to 2017, the entities operating the SME loan business will pay us an annual fee equal to 2.5% of the average daily balance of the SME loans provided by such entities; and in calendar years 2018 to 2021, these entities will pay an annual fee equal to the amount of the fees paid in the calendar year 2017.

For regulatory reasons, we will retain approximately RMB3,244 million (US$522 million) of the existing SME loan portfolio, which will be wound down over time as such loans are repaid. We will not conduct any new SME loan business going forward.

Liquidity Event Payment

Under the 2011 framework agreement, we were entitled to receive a payment equal to 37.5% of Alipay’s equity value in connection with an initial public offering of Alipay meeting certain conditions, a sale of 37.5% or more of Alipay’s equity, or a sale of all or substantially all of the assets of Alipay. This liquidity event payment was subject to a floor of US$2.0 billion and a cap of US$6.0 billion, subject to certain gradual increases over time if no liquidity event occurred by the sixth anniversary of the date of the 2011 framework agreement.

Under the 2014 SAPA, in the event of a qualified IPO of Small and Micro Financial Services Company or Alipay, if our total ownership of equity interests in Small and Micro Financial Services Company, if any, acquired as described under “— Potential Equity Interest” below, has not reached 33%, which we refer to as the full 33% equity interest, we would be entitled, at our election, to receive a one-time payment equal to 37.5% of the equity value, immediately prior to such qualified IPO of Small and Micro Financial Services Company, as a whole and not just of its subsidiary Alipay. If we acquire equity interests in Small and Micro Financial Services Company in an aggregate amount less than the full 33% equity interest, then the percentage of Small and Micro Financial Services Company’s equity value used to calculate the liquidity event payment will be reduced proportionately. Unlike the 2011 framework agreement, there is no cap on the maximum value of the liquidity event payment under the 2014 SAPA, while there is an effective floor of US$9.375 billion based on the minimum implied equity value in a qualified IPO.

In lieu of receiving the liquidity event payment, we may elect to receive payments under the profit sharing provision of the amended Alipay IPLA described below in perpetuity, subject to the receipt of regulatory approvals, including under applicable stock exchange listing rules, required to permit continuation of the profit share following a qualified IPO of Micro Financial Services Company or Alipay. If we so elect, in connection with such a qualified IPO, Small and Micro Financial Services Company must use its commercially reasonable efforts to obtain such regulatory approvals. If such approvals are not obtained, then Small and Micro Financial Services Company will pay us the liquidity event payment described above.

Under the 2011 framework agreement, Jack Ma and Joe Tsai contributed 35,000,000 and 15,000,000, respectively, of our ordinary shares held by them to APN Ltd., a vehicle they established to hold such shares. The shares of APN Ltd., as well as the 50,000,000 ordinary shares in us held by APN Ltd., were pledged to secure a direct obligation by APN Ltd. to pay us a minimum of US$500 million if no liquidity event of Alipay occurred within seven years of closing of the transactions contemplated under the 2011 framework agreement, as well as, among other things, the liquidity event payment and certain other payment obligations of Small and Micro Financial Services Company, Alipay and certain other parties under the 2011 framework agreement. Under the 2014 SAPA, the requirement for APN Ltd. to make a payment if no liquidity event has occurred within seven years has been removed. However, the shares of APN Ltd. as well as the 50,000,000 ordinary shares in us held by APN Ltd. will continue to be pledged to us to secure the liquidity event payment and certain other obligations of Small and Micro Financial Services Company under the 2014 SAPA and commercial agreement, as well as the direct liability of APN Ltd. for up to US$500 million of the liquidity event payment whenever any such liquidity event payment becomes due.

Potential Equity Interest

The 2014 SAPA provides for future potential equity issuances to us by Small and Micro Financial Services Company. In the event that Small and Micro Financial Services Company applies for and receives certain PRC regulatory approvals in the future, Small and Micro Financial Services Company will issue and we will purchase newly-issued equity interests in Small and Micro Financial Services Company, up to the full 33% equity interest, or such lesser equity interest as may be permitted by the applicable regulatory approvals.

If we were to acquire such equity interests, we will have a pre-emptive right prior to the time of a qualified IPO of Small and Micro Financial Services Company, in the event Small and Micro Financial Services Company issues additional equity interests to third parties, that will entitle us to acquire additional equity interests in order to maintain the equity ownership percentage we held in Small and Micro Financial Services Company immediately prior to such third-party issuances.

If the liquidity event payment described above under “— Liquidity Event Payment” has not become payable upon a qualified IPO of Small and Micro Financial Services Company, then our right to acquire up to the full 33% equity interest will continue after such qualified IPO. However, the equity interests that we are entitled to acquire will be reduced in proportion to any dilutive issuances of equity securities by Small and Micro Financial Services Company in and following such qualified IPO.

The consideration to be paid by us to acquire any equity interest in Small and Micro Financial Services Company up to the full 33% equity interest will be fully funded by payments from Small and Micro Financial Services Company under the 2014 SAPA in respect of certain intellectual property and asset transfers. Similarly, in connection with our exercise of the pre-emptive right, under the amended Alipay IPLA, we will receive payments from Small and Micro Financial Services Company that will effectively fund our subscription for such additional equity interests up to a value of US$1.5 billion.

To the extent we acquire the full 33% equity interest pursuant to the provisions of the 2014 SAPA, the liquidity event payment and the profit share under the amended Alipay IPLA described in “— Alipay Intellectual Property License and Software Technology Services Agreement” below, other than the payments that effectively offset the purchase price with respect to the exercise of the pre-emptive right, will automatically terminate. If we acquire less than the full 33% equity interest in Small and Micro Financial Services Company pursuant to the provisions of the 2014 SAPA, the liquidity event payment amount and the profit sharing arrangement under the amended Alipay IPLA will be proportionately reduced based on the amount of equity interests acquired by us.

We believe that under applicable regulatory rules and practices currently in effect, the relevant PRC approvals necessary for us to own an equity interest in Small and Micro Finance Services Company would not be granted. There can be no assurance that such applicable regulatory rules and practices will change in the near future.

Certain Restrictions on the Transfer of Small and Micro Financial Services Company Equity Interests

Pursuant to the 2014 SAPA and amended Alipay IPLA, certain parties thereto, including in some cases our company, are subject to restrictions on the transfer of equity interests in Small and Micro Financial Services Company, including:

•	prior to our acquisition of the full 33% equity interest, none of Jack Ma, Junao, Junhan, our company or Small and Micro Financial Services Company may transfer any shares of Small and Micro Financial Services Company that would result in Jack, Junao, Junhan and our company, collectively, no longer having beneficial ownership of a majority voting interest in Small and Micro Financial Services Company;

•	prior to our acquisition of the full 33% equity interest, none of Jack Ma, Joe Tsai (if he holds any equity interest at that time), Junao, Junhan, Small and Micro Financial Services Company or Alipay may transfer any equity interest in Small and Micro Financial Services Company or Alipay if, to its knowledge, such transfer would result in a non-PRC person or entity acquiring beneficial ownership of any equity interest in Small and Micro Financial Services Company or Alipay;

•	following the earliest occurrence of any equity issuance by Small and Micro Financial Services Company to us as described above in the first paragraph under “Share and Asset Purchase Agreement — Potential Equity Interest” and until the earlier of a qualified IPO of Small and Micro Financial Services Company or the termination of the independent director rights provided in the 2014 SAPA, none of Jack Ma, Joe Tsai (if he holds any equity interest at that time), Junao, Junhan or Small and Micro Financial Services Company may knowingly transfer any equity in Small and Micro Financial Services Company to a third party who would thereby acquire more than 50% of the voting or economic rights in, or assets of, Small and Micro Financial Services Company; and

•	in the event we acquire an equity interest in Small and Micro Financial Services Company, any transfer of equity interests in Small and Micro Financial Services Company by Junao or Junhan, on the one hand, or our company, on the other hand, will be subject to a right of first refusal by the other party.

Non-competition Undertakings

Under the 2014 SAPA, we and Small and Micro Financial Services Company have each agreed to certain limitations on our respective ability to enter into or participate in the same line of business as the other party. Under the 2011 framework agreement, we were prohibited from engaging in certain financial services activities within China, and Small and Micro Financial Services Company was prohibited from engaging in our business as conducted on the date of the 2011 framework agreement and logical extensions thereof, anywhere in the world, subject in each case to certain exceptions. The 2014 SAPA provides that Small and Micro Financial Services Company may not engage in any business conducted by us from time to time, including businesses that we enter into after the date of the 2014 SAPA, or logical extensions thereof, and we are restricted from engaging in specified activities within the scope of Small and Micro Financial Services Company’s business, including the provision and distribution of credit facilities and insurance, the provision of investment management and banking services, payment transaction processing and payment clearing services, leasing, lease financing and related services, trading, dealing and brokerage with respect to foreign exchange and financial instruments, distribution of securities, commodities, funds, derivatives and other financial products and the provision of credit ratings, credit profiles and credit reports. Each party may, however, make passive investments in competing businesses below specified thresholds, in some cases after offering the investment opportunity to the other party, and we will be permitted to wind down the portion of our SME loan business that is not transferred to Small and Micro Financial Services Company.

Corporate Governance Provisions

The 2014 SAPA provides that we and Small and Micro Financial Services Company will recommend one independent person who Small and Micro Financial Services Company will nominate as a member of its board, and Jack Ma, Joe Tsai, Junhan and Junao will agree to vote the equity interests in Small and Micro Financial Services Company controlled by them in favor of such nomination. We and the other parties to the 2014 SAPA will agree on the initial independent director as promptly as practicable, and not later than 60 days, following the date of the 2014 SAPA. If such independent director resigns or such seat otherwise becomes vacant, so long as SoftBank owns at least 20% of our outstanding ordinary shares, and certain other conditions are satisfied, SoftBank and Jack, acting jointly, will select on our behalf the individual to be designated as a replacement director, subject to the approval of an independent committee of our board. We have agreed to form an independent committee of our board comprised of our directors who meet the independent director standard under New York Stock Exchange listing rules and who are not our officers or employees, as well as any director of our board nominated by SoftBank, to approve certain actions that we may take in connection with the 2014 SAPA and related agreements.

Closing Conditions

Our sale of the SME loan business is subject to customary closing conditions, including the approval of the local PRC Office of Financial Affairs and local level MOFCOM in respect of certain components of the sale, as well as certain other regulatory approvals. We expect such closing conditions to be completed in the fourth calendar quarter of 2014. Except for the sale of the SME loan business and related assets as described above, the terms of the 2014 SAPA took effect immediately upon execution of the agreement.

Ancillary Agreements

In connection with the 2014 SAPA, we also entered into a data sharing agreement, a cooperation agreement, a trademark agreement, an amended and restated shared services agreement and the amended Alipay IPLA, each of which is described below. We also entered into a binding term sheet in respect of a technology services agreement, which we will enter into at closing, pursuant to which we will agree to provide certain cloud computing, database service and storage, computing services and certain other services to Small and Micro Financial Services Company on a cost-plus basis. We further agreed to a new form of cross-license agreement to be entered into under the 2014 SAPA, providing for a license of certain intellectual property by Small and Micro Financial Services Company to us, and by us to Small and Micro Financial Services Company.

Alipay Intellectual Property License and Software Technology Services Agreement

Under the terms of the Alipay IPLA, we and our subsidiaries, licensed to Alipay certain intellectual property rights and provided various software technology services to Alipay and its subsidiaries. We originally entered into the Alipay IPLA in connection with the 2011 framework agreement, and, in August 2014, we entered into the amended Alipay IPLA.

Under the Alipay IPLA, Alipay paid us a royalty and software technology services fee equal to the sum of an expense reimbursement plus 49.9% of the consolidated pre-tax income of Alipay and its subsidiaries until a liquidity event of Alipay or Small and Micro Financial Services Company. Such profit share percentage was subject to downward adjustments upon certain dilutive equity issuances by Alipay or Small and Micro Financial Services Company. Under the Amended IPLA, which became effective on the date we entered into the 2014 SAPA, we will receive, in addition to a service fee, royalty streams related to Alipay and all other financial businesses, present or future, of Small and Micro Financial Services Company, which we refer to collectively as the profit share payments. The profit share payments will be paid at least annually and will equal the sum of an expense reimbursement plus 37.5% of the consolidated pre-tax income of Small and Micro Financial Services Company on a consolidated basis (subject to certain adjustments), including not only Alipay but all of Small and Micro Financial Services Company’s subsidiaries. The profit share payments will be reduced in proportion to any equity issuances made to us under the 2014 SAPA.

In addition, if we acquire any equity interest in Small and Micro Financial Services Company as described above under “Share and Asset Purchase Agreement — Potential Equity Interest”, the profit share payments will be reduced in proportion to such equity issuance and, at or prior to the time of such equity issuance, Small and Micro Financial Services Company will make a payment to us in consideration for the reduction in profit share payments, in exchange for the transfer by us to Small and Micro Financial Services Company of certain intellectual property. This payment by Small and Micro Financial Services Company will effectively fund our subscription for up to the full 33% equity interest. These payments will result in our acquiring equity interests in Small and Micro Financial Services Company with effectively no cash impact to us.

The amended Alipay IPLA will terminate, and the remainder (if any) of the intellectual property exclusively related to the business of Small and Micro Financial Services Company will be transferred to Small and Micro Financial Services Company after the termination of the amended Alipay IPLA, (i) when our total equity interest ownership in Small and Micro Financial Services Company reaches the full 33% equity interest or, (ii) when the liquidity event payment as described above under “Share and Asset Purchase Agreement — Liquidity Event Payment” becomes payable or (iii) upon transfer of certain intellectual property to Small and Micro Financial Services Company as required by the relevant stock exchange or securities authority in order to obtain approval for a qualified IPO of either Small and Micro Financial Services Company or Alipay.

In fiscal years 2012, 2013 and 2014, under the Alipay IPLA, we recognized royalty and software technology services fee income, net of costs incurred by our company, amounting to RMB27 million, RMB277 million and RMB1,764 million (US$284 million) as other income.

The effect of the amended Alipay IPLA is that the base of profits of the financial services businesses that we will share has been expanded, from the pre-tax income of only Alipay to the pre-tax income of the entire Small and Micro Financial Services Company, while the profit sharing percentage is reduced to align with the percentage that will be used to calculate the liquidity event payment. In addition, our participation in the profits of Small and Micro Financial Services Company, subject to receipt of required regulatory approvals, including under applicable stock exchange listing rules, is perpetual under the amended Alipay IPLA (unless we elect to receive the liquidity event payment under the 2014 SAPA upon a qualified IPO of Small and Micro Financial Services Company or Alipay or unless we acquire the full 33% equity interest in Small and Micro Financial Services Company), as opposed to automatic termination of the profit share upon a liquidity event under the 2011 framework agreement and Alipay IPLA.

Data Sharing Agreement

We and Small and Micro Financial Services Company have entered into a data sharing agreement dated August 12, 2014.

Pursuant to the data sharing agreement, we, Small and Micro Financial Services Company, and our controlled affiliates, which we refer to as full data participants, will contribute all data collected or generated as a result of the use by users of our or their respective products or services (subject to applicable law, industry rules and contractual requirements) to a data platform that we operate and maintain, and to which all of the full data participants will have access. A data platform management committee established by us and Small and Micro Financial Services Company may also approve non-controlled affiliates of us and Small and Micro Financial Services Company and unaffiliated third parties to have certain access to and contribute data to the platform. No fees or other compensation are required to be paid by any of the full data participants for access to the data platform, other than the obligation for such participants to share in the costs of the operation of the data platform on a fair and reasonable basis. The data sharing agreement provides that none of the participants may reproduce any of the data on the data platform for transfer to their own servers, except that a participant may retain its own data that it has contributed to the data platform.

The data sharing agreement has a minimum term of 10 years. If we complete our initial public offering within five years from the date of the agreement, our board may extend the term for to a total of 50 years.

Shared Services Used by Small and Micro Financial Services Company

We and Small and Micro Financial Services Company have entered into a shared services agreement, which was amended and restated as of August 12, 2014, in connection with the 2014 SAPA, pursuant to which we and Small and Micro Financial Services Company provide certain administrative and support services to each other and our respective affiliates.

Small and Micro Financial Services Company paid us RMB76 million, RMB42 million and RMB46 million (US$7 million) in fiscal years 2012, 2013 and 2014, respectively, for the services we provided to it under the agreement. Small and Micro Financial Services Company did not provide us with any services under the contract in fiscal years 2012, 2013 or 2014.

Cooperation Agreement

We and Small and Micro Financial Services Company entered into an SME loan cooperation framework agreement dated August 12, 2014, pursuant to which each party agreed to cooperate with, and provide certain services with respect to, the other party’s enforcement of certain rights of such other party against users of its platforms and services and with respect to the provision of certain financial services to our customers and merchants. In particular, we agreed, upon request, to close down or suspend online storefronts and restrict marketing activities on our platforms of persons defaulting on loans made by Small and Micro Financial Services Company and persons in violation of Alipay rules and regulations, and to publish notices on our platforms and provide information regarding such persons, in each case in a manner to be further agreed from time to time. Small and Micro Financial Services Company agreed, upon request, to make loans and/or extensions of credit and related financial services available to our users, freeze and pay over to us funds in accounts of users violating our rules and regulations or agreements with us, accelerate loans and terminate credit facilities of such users, restrict marketing activities on its platforms by such users, and provide information regarding such users, in each case in a manner to be further agreed from time to time. Neither party is required to pay any fees in consideration for the services provided by the other party, and apart from the provision of these services, there will be no other exchange of value in connection with this agreement. The cooperation agreement has an initial term of five years, with automatic renewals upon expiry for additional five year periods. From time to time, we expect to enter into similar commercial arrangements with respect to cooperation matters and the provision of services between us and the Small and Micro Financial Services Company and to our respective customers.

Trademark Agreement

We and Small and Micro Financial Services Company entered into a trademark agreement dated August 12, 2014, pursuant to which we granted Small and Micro Financial Services Company a non-transferable, non-assignable and non-sublicensable (except to its subsidiaries) license for it and its sublicensed subsidiaries to continue to use certain trademarks and domain names based on trademarks owned by us, in connection with their payment services business and the SME loan business transferred by us to them, and in the same manner of such uses as of August 12, 2014, and a non-transferable, non-assignable and non-sublicensable license to use such other trademarks and domain names based on trademarks owned by us, and in such manner, as we may agree to allow in the future. Pursuant to the trademark agreement, each of the parties further agreed to the rights and limitations that each would have to use the “Ali” name or prefix and the “ecommerce” (and its Chinese equivalent) name, prefix or logo as part of a trademark or domain name in each party’s and its subsidiaries’ respective businesses. Neither party is required to pay any fees under this agreement, and apart from the licenses and rights set forth in the agreement, there will be no other exchange of value in connection with this agreement.

Share-based Award Reimbursement Arrangements

We entered into agreements with Small and Micro Financial Services Company in calendar years 2012 and 2013 under which we will receive a reimbursement for options and RSUs relating to 6,791,093 of our ordinary shares granted to the employees of Small and Micro Financial Services Company and its subsidiaries during the period from December 14, 2011 to March 31, 2014. Pursuant to these agreements, we will, upon vesting of such options and RSUs, receive a cash reimbursement equal to their respective grant-date fair value. As this arrangement relates to share-based awards previously granted, we recognized the reimbursement as a reduction of share-based compensation expense of nil, RMB146 million and RMB266 million (US$43 million) in fiscal years 2012, 2013 and 2014, respectively.

Share-based Awards to Our Employees by a Related Party

We understand that Jack Ma, as the controlling shareholder of Small and Micro Financial Services Company, believes that providing equity-related awards to our employees tied to the success of Small and Micro Financial Services Company will enhance the value of our business because of the strategic importance of Alipay to our marketplaces and because, through our strategic and financial relationship with Small and Micro Financial Services Company, we have a significant participation in the profits and value accretion of Small and Micro Financial Services Company. In March 2014, Junhan, the general partner of which is an entity controlled by Jack Ma, made a grant of certain share-based awards similar to share-appreciation rights linked to the valuation of Small and Micro Financial Services Company to most of our employees. Following the completion of this offering, any similar grants of share-based awards by Junhan to our employees will be subject to the approval of our audit committee. The vesting of such awards is conditional upon the fulfillment of requisite service conditions to us, and such awards will be settled in cash by Junhan upon disposal of such awards by the holders. Junhan has the right to repurchase the vested awards from the holders upon an initial public offering of Small and Micro Financial Services Company or the termination of their employment with us at a price to be determined based on the then fair market value of Small and Micro Financial Services Company. Junhan’s obligation to cash settle these awards will be funded by the proceeds of sales of or loans against the equity interests in Small and Micro Financial Services Company that Jack contributed to Junhan. We have no obligation to reimburse Junhan, Small and Micro Financial Services Company or its subsidiaries for the cost associated with these awards. For accounting purposes, we will recognize the cost relating to such share-based awards granted by the shareholder through Junhan as a shareholder contribution as the award will ultimately be settled in cash by Junhan. The award is accounted for as a financial derivative and initially measured at its fair value, and the related expense will be recognized over the requisite service period in our consolidated income statements with a corresponding credit to additional paid-in capital. Subsequent changes in the fair value of the award are recorded in our consolidated income statements through the date on which the underlying award is settled by Junhan. The expenses recognized in fiscal year 2014 were immaterial.

Transaction with Entity Affiliated with Our Executive Chairman

We entered into an agreement dated as of March 26, 2013 whereby Jack Ma, our executive chairman, acquired our interest in a business aircraft for a cash consideration of US$49.7 million, which was the original purchase price of the aircraft. The aircraft was subsequently leased to us, free of charge, to be used mainly by Jack in connection with his duties as our executive chairman. We have also entered into a cost reimbursement agreement to reimburse the maintenance and incidental costs of the aircraft at cost.

Relationship with Investment Funds Affiliated with our Executive Chairman

Jack Ma has an indirect 40% interest in the general partners of three investment funds sponsored by Yunfeng Capital, including Yunfeng Fund, L.P., which was established in June 2010, Shanghai Yunfeng Fund, which is an RMB fund established in May 2011, and Yunfeng Fund II, L.P., which had its final closing on

May 15, 2014. A trust established for the benefit of Jack and his family has committed US$26 million and US$4 million as a limited partner and as a general partner, respectively, to Yunfeng Fund II, L.P., which has over US$1.0 billion in capital commitments. Jack will donate all distributions he may receive by virtue of his 40% indirect interest in the general partners of the three Yunfeng Capital funds to, or for the benefit of, the Alibaba Foundation. See “— Commitments of Jack Ma to Alibaba Group.” We expect that, through its expertise, knowledge base and extensive network of contacts in private equity in China, Yunfeng Capital will assist us in developing a range of relevant strategic investment opportunities.

Yunfeng Capital has historically, and may in the future, enter into co-investment transactions with us and third parties, such as our recent investments in Youku Tudou and CITIC 21. In April 2014, in conjunction with our investment in CITIC 21 and on the same terms as us, Yunfeng Capital acquired an effective equity interest of approximately 16% in CITIC 21 for a total purchase price of HK$395 million. Also in April 2014, in conjunction with our investment in Youku Tudou and on the same terms as us, Yunfeng Capital agreed to invest approximately US$132 million to purchase Class A ordinary shares of Youku Tudou, representing an effective equity interest of 2.0% on a fully-diluted basis. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Recent Investment, Acquisition and Strategic Alliance Activities — Digital Media.” We committed US$80 million as a limited partner of Yunfeng Fund II, L.P. Through such investment, we have formalized an institutional relationship with Yunfeng Capital. In addition, Yunfeng Fund, L.P. is an indirect holder of approximately 84,600 convertible preference shares purchased by an entity wholly-owned by it in September 2012. See “Description of Share Capital — History of Securities Issuances — Convertible Preference Shares.”

Commitments of Jack Ma to Alibaba Group

Jack Ma, our executive chairman, has confirmed the following commitments to our board of directors in writing:

•	He intends to reduce and thereafter limit his direct and indirect economic interest in Small and Micro Financial Services Company over time, to a percentage that does not exceed his and his affiliates’ interest in our company immediately prior to our initial public offering and that such reduction will be caused in a manner by which neither Jack nor any of his affiliates would receive any economic benefit;

•	He has entered into a deed to, and will, donate all distributions he may receive by virtue of his 40% indirect interest in the general partners of the three Yunfeng Capital funds to, or for the benefit of, the Alibaba Foundation; and

•	If required by us, while he remains an Alibaba executive, he will assume for our benefit legal ownership of investment vehicles, holding companies and variable interest entities that further our business interests in Internet, media and telecom related businesses and, in such circumstances, he will disclaim all economic benefits from such ownership and enter into agreements to transfer any such benefits to us when permitted by applicable law.

Loan Arrangement with a Related Party

In April 2014, we entered into a full recourse loan arrangement for an amount of RMB6.5 billion with Simon Xie, one of our founders, a vice president on our China investment team, and an equity holder in certain of our variable interest entities, to finance a minority investment by a PRC limited partnership in Wasu, a company which is listed on the Shenzhen Stock Exchange and engaged in the business of digital media broadcasting and distribution in China. The proposed financing enables us to enter into strategic business arrangements with Wasu to enhance our digital entertainment strategy. The loan to Simon will be made at an interest rate of 8% per annum and is repayable in ten years. The loan will be collateralized by Simon’s equity interest in the PRC limited partnership and by the shares of Wasu held by such limited partnership. We have entered into strategic cooperation agreements with a major shareholder of Wasu in order to enhance our capabilities and influence in the digital media sector in China. The drawdown of the loan is pending regulatory approval of the underlying investment, which has not yet been obtained. A company controlled by Jack Ma will serve as one of the general partners of the PRC limited partnership. Jack’s interest as a general partner is limited to the return of his RMB99,000 contributed capital.

Equity-settled Donation Relating to Our Ordinary Shares

During fiscal year 2014, we granted options to acquire 50,000,000 ordinary shares of us to SymAsia Foundation, a non-profit organization designated by Jack Ma and Joe Tsai. 35,000,000 and 15,000,000 of these share options will be transferred to the separate charitable trusts to be established by Jack Ma and Joe Tsai, respectively. These share options were approved by our board of directors and the options are not subject to any vesting conditions and are exercisable for a period of four years from the grant date. The exercise price of these options is US$25.00 per share based on a fair market value appraisal process. For each of the eight years beginning one year after the date of listing of our ordinary shares on a recognized stock exchange, the charitable trusts are permitted to sell only up to 6,250,000 ordinary shares (or one-eighth of the total number of ordinary shares subject to the options) per year excluding such number of unsold ordinary shares carried forward from previous years. As there are no vesting conditions attached to the above share options, equity-settled donation expense of RMB1,269 million or US$204 million was recognized in full and recorded in general and administrative expenses during fiscal year 2014.

Transactions with China Smart Logistics

We entered into agreements with China Smart Logistics, our equity-accounted affiliate, during fiscal year 2014, whereby we disposed of two wholly-owned subsidiaries to the parent of China Smart Logistics for cash consideration of RMB524 million (US$84 million). The major assets of the disposed subsidiaries consisted of land use rights in the PRC. The gain on disposals in fiscal year 2014 was RMB74 million (US$12 million).

Contractual Arrangements among Our Wholly-foreign Owned Enterprises, Variable Interest Entities and the Variable Interest Entity Equity Holders

Chinese law restricts foreign ownership in enterprises that provide value-added telecommunications services, which includes the ICPs. As a result, we operate our Internet businesses and other businesses in which foreign investment is restricted or prohibited in China through contractual arrangements between our wholly-foreign owned enterprises, our variable interest entities, which, where applicable, hold the ICP licenses and other regulated licenses and generally operate our Internet businesses and other businesses in which foreign investment is restricted or prohibited, and the variable interest entity equity holders. For a description of these contractual arrangements, see “Our History and Corporate Structure — Contractual Arrangements among Our Wholly-foreign Owned Enterprises, Variable Interest Entities and the Variable Interest Entity Equity Holders.”

Employment Agreements and Indemnification Agreements

See “Our Directors — Compensation of Directors” and “Our Executive Officers — Employment Agreements.”

Share Incentive Plans

See “Our Executive Officers — Equity Incentive Plans.”

Private Placements

See “Description of Share Capital — History of Securities Issuances.”

DESCRIPTION OF SHARE CAPITAL

We are an exempted company incorporated in the Cayman Islands with limited liability and our affairs are governed by our memorandum and articles of association, and the Companies Law (2013 Revision) of the Cayman Islands, which we refer to as the Cayman Companies Law, and the common law of the Cayman Islands.

As of March 31, 2014, our authorized share capital was US$70,000 divided into (i) 2,797,400,000 ordinary shares, par value US$0.000025 per share, and (ii) 2,600,000 convertible preference shares, par value US$0.000025 per share. As of March 31, 2014, there were 2,236,296,533 ordinary shares issued and outstanding, which included 9,485,873 issued but unvested restricted shares. All of our issued and outstanding convertible preference shares will automatically convert into 91,243,243 ordinary shares concurrently with the completion of this initial public offering. Following completion of this offering, our authorized capital will be US$             divided into              ordinary shares with a par value of US$0.000025 per share.

Our amended memorandum and articles of association, or our articles, will become effective upon completion of this offering and will replace our existing memorandum and articles of association in its entirety. The following are summaries of material provisions of our articles, as they are expected to become effective upon completion of this offering, and the Cayman Companies Law insofar as they relate to the material terms of our ordinary shares.

Ordinary Shares

General

All of our issued and outstanding ordinary shares are fully paid and non-assessable. Our ordinary shares are issued in registered form, and are issued when registered in our register of shareholders. Each holder of our ordinary shares will be entitled to receive a certificate in respect of such ordinary shares. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares. We may not issue shares to bearer.

Dividends

The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Companies Law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights

Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote.

Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of the meeting or any shareholder holding at least 10% of the shares given a right to vote at the meeting, present in person or by proxy.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes cast by the shareholders entitled to vote who are present in person or by proxy at a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast by the shareholders entitled to vote who are present in person or by proxy at a general meeting (except for certain matters described below which require a higher affirmative vote, in which cases the required majority to pass a special resolution shall be 95%). Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Cayman Companies Law and our articles. A special resolution will be required for important matters such as a change of name and amendments to our articles. Our shareholders may effect certain changes by ordinary resolution, including increasing the amount of our authorized share capital, consolidating and dividing all or any of our share capital into shares of larger amounts than our existing shares and cancelling any authorized but unissued shares.

Our articles provide that a special resolution shall be required, and that for the purposes of any such special resolution, the affirmative vote of no less than 95% of votes cast by the shareholders entitled to vote who are present in person or by proxy at a general meeting shall be required to approve any amendments to any provisions of our articles that relate to or have an impact upon:

•	the right of the Alibaba Partnership to nominate directors to our board as described below under “— Nomination, Election and Removal of Directors;”

•	the affirmative shareholder vote necessary to approve or authorize a merger or change of control if the Alibaba Partnership’s right to nominate directors is adversely impacted by such merger or change of control as described below under “— Differences in Corporate Law — Mergers and Similar Arrangements;”

•	the procedures regarding the election, appointment and removal of directors; and

•	any alteration of the voting rights with respect to the above.

Transfer of Ordinary Shares

Subject to the restrictions contained in our articles, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in any usual or common form or any other form approved by our board of directors, executed by or on behalf of the transferor (and, if in respect of a nil or partly paid up share, or if so required by our directors, by or on behalf of the transferee).

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share that has not been fully paid up or is subject to a company lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of ordinary shares;

•	the instrument of transfer is properly stamped, if required;

•	the ordinary share transferred is fully paid and free of any lien in favor of us;

•	any fee related to the transfer has been paid to us; and

•	the transfer is not to more than four joint holders.

If our directors refuse to register a transfer, they are required, within three months after the date on which the instrument of transfer was lodged, to send to each of the transferor and the transferee notice of such refusal.

Liquidation

On a winding up of our company, if the assets available for distribution among the holders of our ordinary shares shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus will be distributed among the holders of our ordinary shares on a pro rata basis in proportion to the par value of the ordinary shares held by them. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by the holders of our ordinary shares in proportion to the par value of the ordinary shares held by them.

The liquidator may, with the sanction of a special resolution of our shareholders, divide amongst the shareholders in species or in kind the whole or any part of the assets of our company, and may for that purpose value any assets and determine how the division shall be carried out as between our shareholders or different classes of shareholders.

We are a “limited liability” company registered under the Cayman Companies Law, and under the Cayman Companies Law, the liability of our members is limited to the amount, if any, unpaid on the shares respectively held by them. Our articles of association contain a declaration that the liability of our members is so limited.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Ordinary Shares

We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined by our board of directors. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors or by ordinary resolution of our shareholders (but no repurchase may be made contrary to the terms or manner recommended by our directors), or as otherwise authorized by our articles. Under the Cayman Companies Law, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Cayman Companies Law no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares

If at any time, our share capital is divided into different classes of shares, all or any of the rights attached to any class of shares may be varied with the consent in writing of the holders of not less than three-fourths of the shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights will not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Notwithstanding the foregoing, our board of directors may issue preferred shares, without further action by the shareholders. See “— Differences in Corporate Law — Directors’ Power to Issue Shares.”

General Meetings of Shareholders

Shareholders’ meetings may be convened by a majority of our board of directors or our chairman. As a Cayman Islands exempted company, we are not obligated by the Cayman Companies Law to call shareholders’ annual general meetings; however, our corporate governance guidelines will provide that in each year we will hold an annual general meeting of shareholders. The annual general meeting shall be held at such time and place as may be determined by our board of directors.

The Cayman Companies Law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting.

However, these rights may be provided in a company’s articles of association. Our articles provide that upon the requisition of shareholders representing not less than one-third of the voting rights entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, shareholders may propose only ordinary resolutions to be put to a vote at such meeting and shall have no right to propose resolutions with respect to the election, appointment or removal of directors. Our articles will provide no other right to put any proposals before annual general meetings or extraordinary general meetings.

Advance notice of at least 10 days but no more than 60 days is required for the convening of our annual general meeting and any other general meeting of our shareholders. All general meetings of shareholders shall occur at such time and place as determined by our directors and set forth in the notice for such meeting.

A quorum for a general meeting of shareholders consists of any one or more shareholders present in person or by proxy, holding shares representing in aggregate not less than one-third of the voting rights entitled to vote at general meetings.

Nomination, Election and Removal of Directors

Our articles provide that persons standing for election as directors at a duly constituted general meeting with requisite quorum shall be elected by an ordinary resolution of our shareholders, which requires the affirmative vote of a simple majority of the votes cast on the resolution by the shareholders entitled to vote who are present in person or by proxy at the meeting. Our articles further provide that our board of directors will be divided into three groups designated as Group I, Group II and Group III with as nearly equal a number of directors in each group as possible. Directors assigned to Group I shall initially serve until the first annual general meeting of shareholders following the effectiveness of our articles upon completion of this offering, or the Articles Effectiveness Date; directors assigned to Group II shall initially serve until the second annual general meeting of shareholders following the Articles Effectiveness Date; and directors assigned to Group III shall initially serve until the third annual general meeting of shareholders following the Articles Effectiveness Date. Our articles provide that upon the completion of this offering, the Group I directors will initially consist of             ,              and             ; the Group II directors will initially consist of             ,              and             ; and the Group III directors will initially consist of             ,              and             . The articles further provide that immediately following the completion of this offering, Jack Ma, Joe Tsai, Jonathan Lu and Daniel Zhang will be designated Alibaba Partnership nominees; Masayoshi Son will be designated the SoftBank nominee; and             ,             ,              and              will be deemed nominees of the nominating and corporate governance committee. Commencing with the first annual general meeting of shareholders following the Articles Effectiveness Date, each director of each group the term of which shall then expire shall, upon the expiration of his or her term, be eligible for re-election at such annual general meeting to hold office for a three-year term and until such director’s successor has been duly elected. Our articles provide that, unless otherwise determined by shareholders in a general meeting, our board will consist of not less than nine directors, for so long as SoftBank has the right to nominate a director and when SoftBank no longer has such right, not less than seven. We have no provisions relating to retirement of directors upon reaching any age limit.

Our articles of association, as we expect them to be amended prior to the completion of this offering, provide that the Alibaba Partnership shall have the right to nominate such number of persons who shall stand for election as directors as may be required to ensure that directors nominated or appointed by the Alibaba Partnership shall constitute a simple majority of the total number of directors on our board of directors, with as equal a number of such nominated directors assigned to each group of directors as possible. Our articles will further provide that the Alibaba Partnership’s nomination rights are conditioned on the Alibaba Partnership being governed by the partnership agreement in effect as of the completion of this offering, or as may be amended in accordance with its terms from time to time. Any amendment to the provisions relating to the purpose of the partnership, or to the manner in which the Alibaba Partnership exercises its right to nominate a simple majority of our directors, will be subject to the approval of the majority of our directors who are not nominees or appointees of the Alibaba Partnership and are “independent directors” within the meaning of Section 303A of the Corporate Governance Rules of the New York Stock Exchange.

A nominating and corporate governance committee of the board of directors shall have the right to determine the persons who shall stand for election as directors for the remainder of the places available for election to our board of directors, subject to the right of SoftBank to nominate one person to stand for election so long as SoftBank owns at least 15% of our outstanding shares pursuant to the voting agreement described in “Related Party Transactions — Voting Agreement” of this prospectus. Each of the compensation committee and the nominating and corporate governance committee shall consist of at least three directors and the majority of the committee members shall be independent within the meaning of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The audit committee shall consist of at least three directors, all of whom shall be independent within the meaning of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and will meet the criteria for independence set forth in Rule 10A-3 of the Exchange Act by the end of the one year transition period for companies following an initial public offering.

In the event that the appointment of any person standing for election as a director fails to be approved by a simple majority of votes cast at a duly constituted general meeting, the party that nominated such person to stand for election shall have the power to appoint a different person to the board to be a director until the next annual general meeting of shareholders after such appointment. Such appointment shall become effective upon the nominating party giving a written notice (duly signed by an authorized representative of the Alibaba Partnership, or by majority of the members of the nominating and corporate governance committee, or by an authorized representative of SoftBank, as the case may be) to the company, without the requirement for any further vote or approval by the shareholders or the board. In the event of a casual vacancy on the board due to the resignation, death or removal of a director, the party that nominated or appointed such director shall have the right to appoint a person to the board to be a director until the next annual general meeting of shareholders after such appointment. The board of directors may expand the maximum number of directors on the board, subject to any maximum number determined from time to time by the shareholders at a general meeting. The Alibaba Partnership shall be entitled to appoint such number of additional directors to the board as may be necessary to ensure that the directors nominated or appointed by the Alibaba Partnership comprise a simple majority of the board (such additional directors shall be designated as Alibaba Partnership nominated directors). If at any time our board of directors consists of less than a simple majority of directors nominated or appointed by the Alibaba Partnership for any reason, including because a director previously nominated by the Alibaba Partnership ceases to be a member of our board of directors or because the Alibaba Partnership had previously not exercised its right to nominate or appoint a simple majority of our board of directors, the Alibaba Partnership shall be entitled (in its sole discretion) to appoint such number of additional directors to the board as necessary to ensure that the directors nominated or appointed by the Alibaba Partnership comprise a simple majority of our board of directors. The nominating and corporate governance committee shall be entitled to appoint any other directors up to the maximum number of directors on the board, if any (designated as nominating and corporate governance committee nominated directors). The Alibaba Partnership and the nominating and corporate governance committee shall have the right to appoint persons to the board of directors as Alibaba Partnership nominated directors and nominating and corporate governance committee nominated directors, respectively, until the next annual general meeting of shareholders after such appointment.

A director will be removed from office automatically if, among other things, the director (1) dies or becomes bankrupt or makes any arrangement or composition with his creditors generally; or (2) is found of unsound mind; or (3) resigns his office by notice in writing to our company. In addition, the directors nominated or appointed by the Alibaba Partnership are subject to removal, with or without cause, only by the Alibaba Partnership, the director nominated or appointed by SoftBank will be subject to removal, with or without cause, only by SoftBank. Any director nominated or appointed by the nominating and corporate governance committee may be removed for cause by a vote of the majority of the board of directors upon the recommendation of the nominating and corporate governance committee.

Proceedings of Board of Directors

Our articles provide that our business is to be managed and conducted by our board of directors. The quorum necessary for the board meeting may be fixed by the board and, unless so fixed at another number, will be a majority of the directors.

Our articles provide that the board may from time to time at its discretion exercise all powers of our company to raise capital or borrow money, to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of our company and, subject to the Cayman Companies Law, issue debentures, bonds and other securities of our company, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party.

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Companies Law to inspect or obtain copies of our list of shareholders or our corporate records.

Changes in Capital

Our shareholders may from time to time by ordinary resolution:

•	increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;

•	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

•	sub-divide our existing shares, or any of them into shares of a smaller amount, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; or

•	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

Our shareholders may by special resolution, subject to any confirmation or consent required by the Cayman Companies Law, reduce our share capital or any capital redemption reserve in any manner permitted by law.

Restrictive Provisions

Under our amended articles of association, in connection with any change of control, merger or sale of our company, the partners and other holders of our equity securities shall receive the same consideration with respect to their equity securities in connection with any such transaction. In addition, our amended articles of association will provide that the Alibaba Partnership may not transfer or otherwise delegate or give a proxy to any third party with respect to its right to nominate directors and that the consent of the independent members of our board of directors who are not nominees of the Alibaba Partnership shall be needed for any amendment of the partnership agreement relating to the purpose of the partnership or the manner in which the partnership exercises its rights to nominate or appoint a majority of our board of directors.

Exempted Company

We are an exempted company with limited liability under the Cayman Companies Law. The Cayman Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

•	an exempted company’s register of members is not open to inspection;

•	an exempted company does not have to hold an annual general meeting;

•	an exempted company may issue no par value, negotiable or bearer shares;

•	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	an exempted company may register as a limited duration company; and

•	an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company.

Upon the completion of this offering, we will be subject to reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. Except as otherwise disclosed in this prospectus, we currently intend to comply with the New York Stock Exchange rules in lieu of following home country practice after the completion of this offering. The New York Stock Exchange rules require that every company listed on the New York Stock Exchange hold an annual general meeting of shareholders. In addition, our articles allow directors to call an extraordinary general meeting of shareholders pursuant to the procedures set forth therein.

Register of Members

Under the Cayman Companies Law, we must keep a register of members and there should be entered therein:

•	the names and addresses of our members, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member;

•	the date on which the name of any person was entered on the register as a member; and

•	the date on which any person ceased to be a member.

Under Cayman Companies Law, the register of members of our company is prima facie evidence of the matters set out therein (that is, the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members is deemed as a matter of Cayman Companies Law to have legal title to the shares as set against its name in the register of members. Upon the completion of this offering, the register of members will be immediately updated to record and give effect to the issuance of shares by us to the Depositary (or its nominee) as the depositary. Once our register of members has been updated, the shareholders recorded in the register of members will be deemed to have legal title to the shares set against their name.

If the name of any person is incorrectly entered in or omitted from our register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a member of our company, the person or member aggrieved (or any member of our company or our company itself) may apply to the Grand Court of the Cayman Islands for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Differences in Corporate Law

The Cayman Companies Law is derived, to a large extent, from the older Companies Acts of England and Wales but does not follow recent United Kingdom statutory enactments, and accordingly there are significant differences between the Cayman Companies Law and the current Companies Act of England. In addition, the Cayman Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Cayman Companies Law applicable to us and the comparable laws applicable to companies incorporated in the State of Delaware in the United States.

Mergers and Similar Arrangements

The Cayman Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

Our articles will provide that, in addition to the requirements described in the preceding paragraph, if the rights of the Alibaba Partnership as described under “— Nomination, Election and Removal of Directors” are adversely impacted by the merger, the affirmative vote of at least 95% of our shareholders voting at a meeting of our shareholders shall be required.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders. For this purpose a subsidiary is a company of which at least 90% of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest of a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Except in certain limited circumstances, a dissenting shareholder of a Cayman Islands constituent company is entitled to payment of the fair value of his or her shares upon dissenting from a merger or consolidation. The exercise of such dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, except for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must, in addition, represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;

•	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Cayman Companies Law.

When a takeover offer is made and accepted by holders of 90% of the shares affected within four months the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, or if a takeover offer is made and accepted, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company and as a general rule, a derivative action may not be brought by a minority shareholder. However, based on English law authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge:

•	an act which is illegal or ultra vires with respect to the company and is therefore incapable of ratification by the shareholders;

•	an act which, although not ultra vires, requires authorization by a qualified (or special) majority (that is, more than a simple majority) which has not been obtained; and

•	an act which constitutes a “fraud on the minority” where the wrongdoers are themselves in control of the company.

Indemnification of Directors and Executive Officers and Limitation of Liability

The Cayman Companies Law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our articles provide that we shall indemnify our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officer, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and executive officers that will provide such persons with additional indemnification beyond that provided in our articles.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Anti-Takeover Provisions in Our Articles

Some provisions of our articles may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that provide that any merger to which we are a party will require an affirmative vote of 95% of our shareholders voting at a meeting of our shareholders in the event such merger would adversely affect the Alibaba Partnership’s rights to nominate or appoint persons to serve as directors on our board, limitations on shareholder rights to nominate or remove directors, as well as provisions that authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders.

Under the Cayman Companies Law, our directors may only exercise the rights and powers granted to them under our articles, as amended and restated from time to time, for what they believe in good faith to be in the best interests of our company and for a proper purpose.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interests of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore he owes the following duties to the company — a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party, and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. The Delaware General Corporation Law does not provide shareholders an express right to put any proposal before the annual meeting of shareholders, but in keeping with common law, Delaware corporations generally afford shareholders an opportunity to make proposals and nominations provided that they comply with the notice provisions in the certificate of incorporation or bylaws. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Cayman Companies Law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our articles allow our shareholders holding not less than one-third of the voting rights entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. However, our shareholders may propose only ordinary resolutions to be put to a vote at such meetings and shall have no right to propose resolutions with respect to the election, appointment or removal of directors. Our articles provide no other right to put any proposals before annual general meetings or extraordinary general meetings. As a Cayman Islands exempted company, we are not obligated by law to call shareholders’ annual general meetings. However, our corporate governance guidelines require us to call such meetings every year.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under the Cayman Companies Law, our articles do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our articles, other than SoftBank’s right to remove the director nominated by it, our shareholders generally do not have the right to remove directors. Directors will be removed from office automatically if, among other things, the director (1) dies or becomes bankrupt or makes any arrangement or composition with his creditors generally; or (2) is found of unsound mind; or (3) resigns his office by notice in writing to our company. In addition, the directors nominated or appointed by the Alibaba Partnership are subject to removal, with or without cause, only by the Alibaba Partnership and the director nominated or appointed by SoftBank will be subject to removal, with or without cause, only by SoftBank. Any director nominated or appointed by the nominating and corporate governance committee may be removed for cause by a vote of the majority of the board of directors upon the recommendation of the nominating and corporate governance committee.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation or bylaws that is approved by its shareholders, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock or who or which is an affiliate or associate of the corporation and owned 15% or more of the corporation’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

The Cayman Companies Law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although the Cayman Companies Law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board of directors.

Under the Cayman Companies Law and our articles, our company may be wound up only upon resolution of shareholders holding 100% of the total voting rights entitled to vote or if the winding up is initiated by our board of directors, by either a special resolution of our members or, if our company is unable to pay its debts as they fall due, by an ordinary resolution of our members. In addition, a company may be wound up by an order of the courts of the Cayman Islands. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under the Cayman Companies Law and our articles, if our share capital is divided into more than one class of shares, we may materially and adversely vary the rights attached to any class only with the consent in writing of the holders of not less than three-fourths of the shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote, and the bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors. Under the Cayman Companies Law, our articles may only be amended by special resolution of our shareholders, and in the case of amendments of certain provisions (as described in “— Ordinary Shares — Voting Rights” above), such special resolution shall require the affirmative vote of at least 95% of the votes cast by shareholders at a meeting of the shareholders.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our articles on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our articles governing the ownership threshold above which shareholder ownership must be disclosed.

Directors’ Power to Issue Shares

Under our articles, our board of directors is empowered to issue or allot shares or grant options, restricted shares, RSUs, share appreciation rights, dividend equivalent rights, warrants and analogous equity-based rights with or without preferred, deferred, qualified or other special rights or restrictions. In particular, pursuant to our articles, our board of directors has the authority, without further action by the shareholders, to issue up to              preferred shares in one or more series and to fix the designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions therefrom, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of our ordinary shares. Our board of directors, without shareholder approval, may issue preferred shares with voting, conversion or other rights that could adversely affect the voting power and other rights of holders of our ordinary shares. Subject to the directors’ duty of acting in the best interest of our company, preferred shares can be issued quickly with terms calculated to delay or prevent a change in control of us or make removal of management more difficult. Additionally, the issuance of preferred shares may have the effect of decreasing the market price of the ordinary shares, and may adversely affect the voting and other rights of the holders of ordinary shares.

Inspection of Books and Records

Holders of our ordinary shares will have no general right under the Cayman Companies Law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find More Information.”

History of Securities Issuances

The following is a summary of our securities issuances since April 1, 2011.

Ordinary Shares

On August 27, 2012, we entered into a share purchase and investor rights agreement with certain investors, pursuant to which we issued an aggregate of 167,741,936 ordinary shares at a subscription price of US$15.50 per share to such investors at an aggregate consideration of US$2.6 billion on September 18, 2012.

Pursuant to the share purchase and investor rights agreement, each of these investors also agrees with Jack Ma that it will vote its ordinary shares so acquired in a manner consistent with Jack or his designee’s request at any shareholders meeting with respect to certain substantial shareholder proposals, including approving transactions or proposals, the election or removal of any director, or the amendment of any provision of our articles of association relating to the election or removal of any director or the composition or powers of our board of directors, in each case, resulting in any substantial shareholder gaining the right to change our management and/or policies. For purposes of this voting provision, “substantial shareholder” is defined to mean any non-management shareholder that owns, or a group of non-management shareholders acting in concert that own, directly or indirectly, 15% or more of our outstanding ordinary shares either (a) at the time such substantial shareholder proposal has been publicly announced or otherwise notified to us, any of the directors or any of the holders of 3% or more of our outstanding ordinary shares or (b) on the record date of the shareholders meeting related to such substantial shareholder proposal. The voting provisions under the share purchase and investor rights agreement will be terminated upon the completion of this offering.

In connection with our June 2014 acquisition of the remainder of UCWeb which we did not own, we issued restricted shares and RSUs in the aggregate number of 12.3 million to certain shareholders of UCWeb.

Convertible Preference Shares

On August 31, 2012 and October 15, 2012, we entered into convertible preference share purchase agreements with certain investors, pursuant to which such investors agreed to subscribe for an aggregate of 1,688,000 series A convertible preference shares in our company, or the convertible preference shares, for an aggregate consideration of US$1,688 million. The convertible preference shares were issued in two tranches of 1,338,000 and 350,000 convertible preference shares on September 18, 2012 and on October 16, 2012, respectively. We used the proceeds from the first tranche to partially finance our repurchase of 523,000,000 ordinary shares in our company from Yahoo in September 2012. We used the proceeds from the second tranche for general corporate purposes. Assuming an initial conversion price of US$18.50 per ordinary share (which is the conversion price currently in effect), the convertible preference shares will convert into an aggregate 91,243,243 of our ordinary shares concurrently with the completion of this offering.

These convertible preference shares are redeemable at an amount equal to their liquidation preference plus accrued and unpaid dividends at our option and at any time subsequent to the first anniversary of the issue date if certain conditions are met. Such shares are mandatorily redeemable on the fifth anniversary of the issue date unless previously redeemed or converted. The holders of the convertible preference shares are entitled to semi-annual dividends at a pre-determined rate until such shares are redeemed as follows: 2.0% per annum prior to the second anniversary of the issuance date, 5.0% per annum commencing on the second anniversary of the issuance date until the mandatory redemption date, and 8.0% per annum thereafter until the convertible preference shares are redeemed or converted into ordinary shares. The convertible preference shares are convertible at the holder’s option at any time at an initial conversion price of US$18.50 per ordinary share subject to certain adjustments, and shall be mandatorily converted concurrently with the closing of a qualified IPO as defined in the convertible preference share purchase agreement (which includes this offering). The holders of such preference shares have no voting rights and do not have any obligation to enter into any lock-up agreements with us or the underwriters in connection with this offering.

Redeemable Preference Shares

We issued 800,000 preference shares in our company to Yahoo in September 2012 for a total consideration of US$800 million. The consideration paid for the redeemable preference shares was used by us to partially fund the repurchase of 523,000,000 ordinary shares in our company from Yahoo in September 2012. We subsequently redeemed the Yahoo preference shares in May 2013 using funds borrowed under our loan facility. See “Related Party Transactions — Transactions and Agreements with Yahoo and SoftBank — Our Repurchase of Ordinary Shares from Yahoo” for more information. As the holder of the Yahoo preference shares, Yahoo was entitled to cumulative, semi-annual dividends at a rate of up to 10% per annum, subject to certain adjustments tied to the credit assessment of us, with at least 3% per annum payable in cash on pre-determined dividend payment dates and the remaining amount accrued to the liquidation preference.

Share Options, RSUs, Restricted Shares and Other Rights Granted

We have granted options covering an aggregate of 22,918,000 ordinary shares, 71,763,400 ordinary share subject to RSUs, and 20,284,816 restricted shares to certain employees, consultants and directors of our company, our affiliates and certain other companies, such as Alipay, under our 2011 Equity Incentive Plan. We granted an aggregate of 1,240,412 ordinary shares subject to RSUs and 11,151,559 restricted shares in connection with certain investments and acquisitions we made in the fiscal years 2012, 2013 and 2014. We also granted 100,000 ordinary shares issuable upon the exercise of outstanding options, 4,483,035 ordinary shares subject to RSUs and 5,824,000 restricted shares to employee shareholders of certain entities we acquired for entering into non-compete covenants with us. We issued 18,000,000 ordinary shares to special purpose vehicles in July 2013 relating to the Partner Capital Investment Plan.

Registration Rights

Pursuant to the amended and restated registration rights agreement entered into on September 18, 2012, we have granted certain registration rights to certain major shareholders, including SoftBank and Yahoo, among others, and holders specified by us from time to time, of our registrable securities, which include our ordinary shares and ordinary shares issued as a dividend or other distribution therefor. Set forth below is a description of the registration rights.

Demand registration rights. Subject to any applicable lock-up agreement they may enter into, at any time after the completion of our initial public offering, including this offering, SoftBank, its affiliates and Yahoo have the right to demand that we file a registration statement to enable the sale of their registrable securities. We have the right to defer the filing of a registration statement up to 90 days if our board of directors determines in good faith that such registration and offering would be seriously detrimental to us and our shareholders, provided that we may not utilize this right more than twice in any 12-month period and during such 90-day period, we shall not file a registration statement with respect to the public offering of our securities.

Piggyback registration rights. If we initiate any underwritten offering, we shall notify all holders of registrable securities and afford them an opportunity to include in the registration all or any part of their registrable securities that each such holder may request to be registered, provided that we may engage in one such underwritten offering initiated by us without providing the holders with such rights.

Form S-3 or F-3 registration. Holders of our registrable securities have the right to request that we file a registration statement on Form S-3 or Form F-3 when we are eligible to use such form. We also have the right to postpone a registration pursuant to this request up to 90 days if our board of directors determines in good faith that it would be seriously detrimental to us for such registration statement to be filed, provided that we may not file a registration statement with respect to the public offering of our securities during such 90-day period. We may not utilize this right more than twice in any 12-month period.

Expenses of registration. We will pay all expenses (other than underwriting discounts and commissions) in connection with the demand registration, Form S-3 or Form F-3 registration and piggyback registration including, among others, all registration and filing fees, printers’ and accounting fees, fees and disbursements of counsel for us, reasonable fees and disbursements of a single special counsel for the holders.

Limitation on granting of further registration rights. We shall not, without the prior written consent of the holders of a majority of the registrable securities then outstanding, enter into any agreement with the holder of any securities that would grant such holder demand registration rights senior to, or in parity with, those granted to the holders under the amended and restated registration rights agreement.

Lock-up agreements. Subject to certain conditions and waivers, at our request or the request of the underwriters of an underwritten offering, the holders of our registrable securities will agree not to sell or otherwise transfer or dispose any of their registrable securities for up to 180 days from the listing date of our shares in such underwritten offering, and Yahoo and SoftBank will agree not to sell or otherwise transfer or dispose any of their respective registrable securities for up to one year from the listing date of our ordinary shares

(including shares represented by ADSs) in our initial public offering subject to certain exceptions, provided that Alibaba Group Holding Limited, Jack Ma and Joe Tsai are subject to the same restrictions.

Other Voting Arrangements

Pursuant to three voting agreements between Dawn VA Ltd., an entity owned by two of our senior management members, Jonathan Lu, our chief executive officer, and Lucy Peng, our chief people officer, who hold a 33% and a 34% equity interest, respectively, in such entity and by one other member of our management, Ming Zeng, our senior vice president, corporate strategy, who holds a 33% equity interest in such entity, and certain investors dated September 22, 2011 and one voting agreement between Dawn VA Ltd. and one investor dated December 29, 2011 entitled to vote the ordinary shares in connection with the sale to such investors of 149,109,473 of our ordinary shares by certain of our employees and others, including Jack Ma and Joe Tsai, the investors agreed that Dawn VA Ltd. as the proxyholder, shall be in its sole discretion, on all matters submitted to a vote of our shareholders, provided that Dawn VA Ltd. shall be entitled to vote such acquired shares against certain matters relating to any initial public offering of a subsidiary that would have a material adverse effect on the success of the initial public offering of our company. These voting agreements will be terminated upon the completion of this offering.

Our employees, consultants and other grantees who acquired our ordinary shares upon exercise of the options granted by us to them under our equity incentive plans have given proxies to Jack Ma (or failing him, Joe Tsai) to vote their ordinary shares at shareholders meetings. These proxies will be terminated upon the completion of this offering.

We, Jack Ma, Joe Tsai, SoftBank and Yahoo expect to enter into a voting agreement effective upon the completion of this offering, pursuant to which they will agree to certain voting arrangements with respect to, among other things, voting arrangements in favor of the election of the Alibaba Partnership’s director nominees and the SoftBank director nominee at each annual general shareholders meeting. See “Related Party Transactions — Transactions and Agreements with Yahoo and SoftBank — Voting Agreement.” Jack has historically voted the ordinary shares held by certain family trusts he and his immediate family have established. In connection with entering into this voting agreement, Jack expects to enter into written agreements with these trusts giving him voting power over the ordinary shares they hold.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

Citibank, N.A., as depositary, will issue the ADSs. Each ADS will represent an ownership interest in             ordinary shares deposited with Citibank, N.A.-Hong Kong branch, as custodian for the depositary. Each ADS will also represent an ownership interest in any other securities, cash or other property which may be held by the depositary. The depositary’s office is located at 388 Greenwich Street, New York, New York 10013.

We will not treat ADS holders as our shareholders and accordingly, you, as an ADS holder, will not have a shareholder’s rights. Cayman Islands law governs shareholders’ rights. The depositary will be the holder of the ordinary shares underlying your ADSs. As a holder of ADSs, you will have an ADS holder’s rights. A deposit agreement among us, the depositary and the beneficial owners of ADSs sets out ADS holders’ rights as well as the rights and obligations of the depositary. The laws of the State of New York govern the deposit agreement and the ADSs.

The Direct Registration System, or DRS, enables the registration of the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of American Depositary Receipt. For directions on how to obtain copies of those documents, see “Where You Can Find More Information.”

Holding the ADSs

How will you hold your ADSs?

You may hold ADSs either (1) directly (a) by having an American Depositary Receipt, or ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (b) by holding ADSs in the DRS, or (2) indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADS holder. This description assumes you hold your ADSs directly. If you hold ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Dividends and Other Distributions

How will you receive dividends and other distributions on our ordinary shares?

The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent as of the record date (which will be as close as practicable to the record date for our ordinary shares) set by the depositary with respect to the ADSs.

•	Cash. The depositary will convert any cash dividend or other cash distribution we pay on the ordinary shares or any net proceeds from the sale of any ordinary shares, rights, securities or other entitlements into U.S. dollars if it may do so on a practicable basis, and may transfer the U.S. dollars to the United States. If that is not possible or lawful or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any taxes or other governmental charges, together with fees and expenses of the depositary that must be paid will be deducted. See “Taxation.” The depositary will distribute only whole U.S. dollars and cents and will round fractional cents down to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

•	Shares. The depositary will distribute additional ADSs representing any ordinary shares we distribute as a dividend or free distribution to the extent reasonably practicable and permissible under law. The depositary will only distribute whole ADSs. It will try to sell ordinary shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will (to the extent permitted by law) represent the new ordinary shares. The depositary may sell a portion of the distributed ordinary shares sufficient to pay its fees and expenses in connection with that distribution.

•	Elective distributions in cash or shares. If we offer holders of our ordinary shares the option to receive dividends in either cash or shares, the depositary, after consultation with us and having received timely notice of such elective distribution by us, will determine whether it is lawful and practicable to make such elective distribution available to you as a holder of the ADSs. We must first instruct the depositary to make such elective distribution available to you and furnish it with satisfactory evidence that it is legal to do so. If the depositary determines that it is not lawful or practicable to make the elective distribution available to ADS holders, then the depositary shall, on the basis of the same determination as is made in respect of the ordinary shares for which no election is made, distribute either cash in the same way as it does in a cash distribution, or additional ADSs representing ordinary shares in the same way as it does in a share distribution. The depositary is not obligated to make available to you a method to receive the elective dividend in shares rather than in ADSs. There can be no assurance that you will be given the opportunity to receive elective distributions on the same terms and conditions as the holders of ordinary shares.

•	Rights to purchase additional shares. If we offer holders of our ordinary shares any rights to subscribe for additional shares, the depositary may, after consultation with us and having received timely notice of such distribution by us, make these rights available to you. We must first instruct the depositary to make such rights available to you and furnish the depositary with satisfactory evidence that it is legal to do so. If the depositary decides it is not legal and practicable to make the rights available but that it is practical to sell the rights, the depositary will use reasonable efforts to sell the rights and distribute the net proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the depositary makes rights available to you, it will exercise the rights and purchase the shares on your behalf. The depositary will then deposit the shares and deliver ADSs to you. It will only exercise rights if you pay it the exercise price and any other charges the rights or the deposit agreement requires you to pay.

•	Other distributions. Subject to receipt of timely notice from us with the request to make any such distribution available to you, and provided the depositary has determined such distribution is lawful and practicable and in accordance with the terms of the deposit agreement, the depositary will send to you anything else we distribute on deposited securities by any means it thinks is legal and practicable. If it cannot make the distribution in that way, the depositary has a choice: it may decide to sell what we distributed and distribute the net proceeds in the same way as it does with cash; or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to you unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution.

The depositary is not responsible if it decides that it is unlawful or impracticable to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act in order to make a distribution to ADS holders. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impracticable for us or for the depositary to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposit ordinary shares or evidence of rights to receive ordinary shares with the custodian and if we have not objected to the deposit of such ordinary shares. In such case, upon receipt of payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons entitled thereto.

How do ADS holders cancel an ADS?

You may request cancellation of your ADSs by surrendering your ADSs to the depositary or by providing appropriate instructions to your broker. Upon receipt of payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the ordinary shares and any other deposited securities underlying the ADSs to you or a person you designate at the office of the custodian.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send you a statement confirming that you are the owner of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for ADRs, the depositary will execute and deliver to you an ADR evidencing those ADSs.

Voting Rights

How do you vote?

You may instruct the depositary to vote the deposited securities underlying your ADSs. Otherwise, you will not be able to exercise your right to vote unless you withdraw the ordinary shares your ADSs represent. However, you may not know about the meeting sufficiently in advance to withdraw the ordinary shares.

If we ask for your instructions, upon timely notice from us, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. The materials will (1) describe the matters to be voted on and (2) explain how you may instruct the depositary to vote the ordinary shares or other deposited securities underlying your ADSs as you direct, including an express indication that such instruction may be given or deemed given to the depositary to give a discretionary proxy to a person designated by us in accordance with the next paragraph if no instruction is received. For instructions to be valid, the depositary must receive them on or before the date specified. The depositary will try, as far as practical, subject to the laws of the Cayman Islands and the provisions of our constitutive documents, to vote or to have its agents vote the ordinary shares or other deposited securities in accordance with the voting instructions received from the holders of ADSs (including deemed instructions to give a discretionary proxy to a person designated by us in accordance with the next paragraph). The depositary will only vote or attempt to vote as you instruct.

If we timely requested the depositary to solicit your instructions but no instructions are received by the depositary from an owner with respect to any of the deposited securities represented by the ADSs of that owner on or before the date established by the depositary for such purpose, the depositary shall deem that owner to have instructed the depositary to give a discretionary proxy to a person designated by us with respect to such deposited securities, and the depositary shall give a discretionary proxy to a person designated by us to vote such deposited securities. However, no such instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter if we inform the depositary we do not wish such proxy given.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the ordinary shares underlying your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if the ordinary shares underlying your ADSs are not voted as you requested.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the depositary to act, we will try to give the depositary notice of any such meeting and details concerning the matters to be voted upon sufficiently in advance of the meeting date.

Fees and Expenses

As an ADS holder, you will be required to pay the following fees under the terms of the deposit agreement:

Service	Fees
Issuance of ADSs upon deposit of ordinary shares (excluding issuances as a result of distributions of ordinary shares)	Up to U.S. 5¢ per ADS issued

Cancellation of ADSs	Up to U.S. 5¢ per ADS canceled

Distribution of cash dividends or other cash distributions (i.e., sale of rights and other entitlements)	Up to U.S. 5¢ per ADS held

Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs	Up to U.S. 5¢ per ADS held

Distribution of securities other than ADSs or rights to purchase additional ADSs (i.e., spin-off shares)	Up to U.S. 5¢ per ADS held

ADS Services	Up to U.S. 5¢ per ADS held on the applicable record date(s) established by the depositary

As an ADS holder you will also be responsible to pay certain charges such as:

•	taxes (including applicable interest and penalties) and other governmental charges;

•	the registration fees as may from time to time be in effect for the registration of ordinary shares or other deposited securities on the share register and applicable to transfers of ordinary shares or other deposited securities to or from the name of the custodian, the depositary or any nominees upon the making of deposits and withdrawals, respectively;

•	certain cable, telex and facsimile transmission and delivery expenses;

•	the expenses and charges incurred by the depositary in the conversion of foreign currency;

•	the fees and expenses incurred by the depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to ordinary shares, ADSs and ADRs; and

•	the fees and expenses incurred by the depositary, the custodian, or any nominee in connection with the servicing or delivery of deposited property.

ADS fees and charges payable upon (i) deposit of ordinary shares against issuance of ADSs and (ii) surrender of ADSs for cancellation and withdrawal of ordinary shares are charged to the person to whom the ADSs are delivered (in the case of ADS issuances) and to the person who delivers the ADSs for cancellation (in the case of ADS cancellations). In the case of ADSs issued by the depositary into DTC or presented to the depositary via DTC, the ADS issuance and cancellation fees and charges are charged to the DTC participant(s) receiving the ADSs or the DTC participant(s) surrendering the ADSs for cancellation, as the case may be, on behalf of the beneficial owner(s) and will be charged by the DTC participant(s) to the account(s) of the applicable beneficial owner(s) in accordance with the procedures and practices of the DTC participant(s) as in effect at the time. ADS fees and charges in respect of distributions and the ADS service fee are charged to the holders as of the applicable ADS record date. In the case of distributions of cash, the amount of the applicable ADS fees and charges is deducted from the funds being distributed. In the case of (i) distributions other than cash and (ii) the ADS service fee, holders as of the ADS record date will be invoiced for the amount of the ADS fees and charges. For ADSs held through DTC, the ADS fees and charges for distributions other than cash and the ADS service fee are charged to the DTC participants in accordance with the procedures and practices prescribed by DTC and the DTC participants in turn charge the amount of such ADS fees and charges to the beneficial owners for whom they hold ADSs.

In the event of refusal to pay the depositary fees, the depositary may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder. Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary. You will receive prior notice of such changes. The depositary may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary agree from time to time.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any net proceeds, or send to you any property, remaining after it has paid the taxes. You agree to indemnify us, the depositary, the custodian and each of our and their respective agents, directors, employees and affiliates for, and hold each of them harmless from, any claims with respect to taxes (including applicable interest and penalties thereon) arising from any tax benefit obtained for you.

Reclassifications, Recapitalizations and Mergers

If we:	Then:
Change the nominal or par value of our ordinary shares	The shares received by the depositary will become deposited securities.

Reclassify, split up or consolidate any of the deposited securities	Each ADS will to the extent not prohibited by law represent its equal share of the new deposited securities.

Distribute securities on the ordinary shares that are not distributed to you or recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action	The depositary may to the extent not prohibited by law distribute some or all of the cash, shares or other securities it received. It may also deliver new ADSs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the form of ADR without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, including expenses incurred in connection with foreign exchange control regulations and other charges specifically payable by ADS holders under the deposit agreement, or materially prejudices a substantial existing right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. Any amendments to ensure compliance with applicable laws, rules or regulations may become effective before the expiration of the 30-day notice period. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will terminate the deposit agreement if we ask it to do so, in which case the depositary will give notice to you at least 30 days prior to termination. The depositary may also terminate the deposit agreement if we have informed the depositary of its removal or the depositary has told us that it would like to resign and we have not appointed a new depositary within 90 days. In such case, the depositary must notify you at least 30 days before termination.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property, and deliver ordinary shares and other deposited securities upon cancellation of ADSs after payment of any fees, charges, taxes or other governmental charges. After termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. The depositary’s only obligations will be to account for the money and other cash. After termination, our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.

Books of Depositary

The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.

The depositary will maintain facilities in New York to record and process the issuance, cancellation, combination, split-up and transfer of ADRs.

These facilities may be closed from time to time, to the extent not prohibited by law or if any such action is deemed necessary or advisable by the depositary or us, in good faith, at any time or from time to time because of any requirement of law, any government or governmental body or commission or any securities exchange on which the ADRs or ADSs are listed, or under any provision of the deposit agreement or provisions of, or governing, the deposited securities, or any meeting of our shareholders or for any other reason.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

•	are not liable if either of us is prevented or delayed from performing our obligations under the deposit agreement by reason of, including, without limitation, requirements of any present or future law, regulation, governmental or regulatory authority or share exchange of any applicable jurisdiction, any present or future provisions of our memorandum and articles of association, on account of possible civil or criminal penalties or restraint, any provisions of or governing the deposited securities or any act of God, war or other circumstances beyond our control as set forth in the deposit agreement;

•	are not liable if either of us exercises, or fails to exercise, discretion permitted under the deposit agreement;

•	are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any consequential or punitive damages for any breach of the terms of the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other party;

•	may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party;

•	disclaim any liability for any action/inaction in reliance on the advice or information of legal counsel, accountants, any person presenting ordinary shares for deposit, holders and beneficial owners (or authorized representatives) of ADSs, or any person believed in good faith to be competent to give such advice or information; and

•	disclaim any liability for inability of any holder to benefit from any distribution, offering, right or other benefit made available to holders of deposited securities but not made available to holders of ADSs.

The depositary and any of its agents also disclaim any liability for any failure to carry out any instructions to vote, the manner in which any vote is cast or the effect of any vote or failure to determine that any distribution or action may be lawful or reasonably practicable or for allowing any rights to lapse in accordance with the provisions of the deposit agreement, the failure or timeliness of any notice from us, the content of any information submitted to it by us for distribution to you or for any inaccuracy of any translation thereof, any investment risk associated with the acquisition of an interest in the deposited securities, the validity or worth of the deposited securities, the credit-worthiness of any third party, for any tax consequences that may result from ownership of ADSs, ordinary shares or deposited securities or for any information provided (or not provided) by DTC or DTC participants.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will issue, deliver or register a transfer of an ADS, make a distribution on an ADS, or permit withdrawal of ordinary shares, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any ordinary shares or other deposited securities and payment of the applicable fees, expenses and charges of the depositary;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to issue and deliver ADSs or register transfers of ADSs generally when the register of the depositary or our transfer books are closed or at any time if the depositary or we think it is necessary or advisable to do so.

Your Right to Receive the Shares Underlying Your ADSs

You have the right to cancel your ADSs and withdraw the underlying ordinary shares at any time except:

•	when temporary delays arise because: (1) the depositary has closed its transfer books or we have closed our transfer books; (2) the transfer of ordinary shares is blocked to permit voting at a shareholders’ meeting; or (3) we are paying a dividend on our ordinary shares;

•	when you owe money to pay fees, taxes and similar charges; or

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADSs

The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying ordinary shares and deliver ordinary shares prior to the cancellation of ADSs. This is called a pre-release. A pre-release is closed out as soon as the underlying ordinary shares are delivered to the depositary. The depositary may receive ADSs instead of ordinary shares to close out a pre-release. The depositary may close out pre-releases only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer (a) owns the ordinary shares or ADSs to be deposited, (b) assigns all beneficial rights, title and interest in such ordinary shares or ADSs to the depositary for the benefit of the owners, (c) will not take any action with respect to such ordinary shares or ADSs that is inconsistent with the transfer of beneficial ownership, (d) indicates the depositary as owner of such ordinary shares or ADSs in its records, and (e) unconditionally guarantees to deliver such ordinary shares or ADSs to the depositary or the custodian, as the case may be; (2) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; and (3) the depositary must be able to close out the pre-release on not more than five business days’ notice. Each pre-release is subject to further indemnities and credit regulations as the depositary considers appropriate. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

Direct Registration System

The Profile Modification System, or Profile, is a system administered by DTC and will apply to uncertificated ADSs. DRS enables the registration of the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto. Profile allows a DTC participant, claiming to act on behalf of an ADS holder, to direct the depositary to register a transfer of those uncertificated ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register such transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not verify, determine or otherwise ascertain that the DTC participant which is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on, and compliance with, instructions received by the depositary through the DRS/Profile and in accordance with the deposit agreement, shall not constitute negligence or bad faith on the part of the depositary.

SHARES ELIGIBLE FOR FUTURE SALE

Upon the completion of this offering, we will have             ADSs outstanding representing approximately             % of our ordinary shares (or             ADSs outstanding representing approximately     % of our ordinary shares, if the underwriters exercise in full their option to purchase additional ADSs), based on the number of ordinary shares outstanding as of December 31, 2013. All of the ADSs sold in this offering and the ordinary shares they represent will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Rule 144 under the Securities Act defines an “affiliate” of a company as a person that, directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, our company. All outstanding ordinary shares prior to this offering are “restricted securities” as that term is defined in Rule 144 because they were issued in a transaction or series of transactions not involving a public offering. Restricted securities, in the form of ADSs or otherwise, may be sold only if they are the subject of an effective registration statement under the Securities Act or if they are sold pursuant to an exemption from the registration requirement of the Securities Act such as those provided for in Rule 144 or 701 promulgated under the Securities Act, which rules are summarized below. Restricted ordinary shares may also be sold outside of the United States to non-U.S. persons in accordance with Rule 904 of Regulation S under the Act. This prospectus may not be used in connection with any resale of our ADSs acquired in this offering by our affiliates.

Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our ordinary shares or ADSs, and while we have applied to list our ADSs on the New York Stock Exchange, we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by ADSs.

Lock-up Agreements

We, the selling shareholders, and our directors, executive officers and certain other existing shareholders and option holders holding in the aggregate     % of our outstanding ordinary shares have agreed, subject to some exceptions, not to sell, transfer or dispose of, directly or indirectly, any of our ordinary shares, in the form of ADSs or otherwise, or any securities convertible into or exchangeable or exercisable for our ordinary shares, in the form of ADSs or otherwise, for a period of              days after the date of this prospectus. After the expiration of the             -day period, the ordinary shares or ADSs held by the selling shareholders, our directors, executive officers or our other existing shareholders or certain option holders may be sold subject to the restrictions under Rule 144 under the Securities Act or other exemptions from registration with the SEC or by means of SEC-registered public offerings.

Rule 144

In general, under Rule 144 as currently in effect, a person who has beneficially owned our restricted securities for at least six months is entitled to sell the restricted securities without registration under the Securities Act, subject to certain restrictions. Persons who are our affiliates (including persons beneficially owning 10% or more of our outstanding shares) may sell within any three-month period a number of restricted securities that does not exceed the greater of the following:

•	1% of the number of our ordinary shares then outstanding, in the form of ADSs or otherwise, which will equal approximately ordinary shares immediately after this offering; and

•	the average weekly trading volume of our ADSs on the New York Stock Exchange during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Such sales are also subject to manner-of-sale provisions, notice requirements and the availability of current public information about us.

In general, under Rule 144 as currently in effect, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, persons who are not our affiliates and have beneficially owned our restricted securities for more than six months but not more than one year may sell the restricted securities without registration under the Securities Act subject to the availability of current public information about us. Persons who are not our affiliates and have beneficially owned our restricted securities for more than one year may freely sell the restricted securities without registration under the Securities Act.

Rule 701

Beginning 90 days after the date of this prospectus, persons other than affiliates who purchased ordinary shares under a written compensatory plan or contract may be entitled to sell such shares in the United States in reliance on Rule 701 under the Securities Act, or Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 subject only to its manner-of-sale requirements. However, the Rule 701 shares would remain subject to any applicable lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Registration Rights

Upon completion of this offering, certain holders of our ordinary shares or their transferees will be entitled to request that we register their ordinary shares under the Securities Act, following the expiration of the lock-up agreements described above. See “Description of Share Capital — Registration Rights.”

Alibaba Group Equity Interest Holding Requirement for Partners

We require each partner of the Alibaba Partnership to maintain a meaningful level of equity interests in our company during such individual’s tenure as a partner. See “Alibaba Partnership — Alibaba Group Equity Interest Holding Requirement for Partners.”

TAXATION

The following is a general summary of certain Cayman Islands, PRC and United States federal income tax consequences relevant to an investment in our ADSs and ordinary shares. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any particular prospective purchaser. The discussion is based on laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change or different interpretations, possibly with retroactive effect. The discussion does not address U.S. state or local tax laws, or tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States. You should consult your own tax advisors with respect to the consequences of acquisition, ownership and disposition of our ADSs and ordinary shares. To the extent that this discussion relates to matters of Cayman Islands tax law, it is the opinion of Maples and Calder, our special Cayman Islands counsel. To the extent that the discussion states definitive legal conclusions under PRC tax laws and regulations, it is the opinion of Fangda Partners, our special PRC counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us or to any holder of our ADSs and ordinary shares. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within, the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on the issue of shares by, or any transfers of shares of, Cayman Islands companies (except those which hold interests in land in the Cayman Islands). The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our ADSs and ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ADSs or ordinary shares, as the case may be, nor will gains derived from the disposal of our ADSs or ordinary shares be subject to Cayman Islands income or corporation tax.

People’s Republic of China Taxation

We are a holding company incorporated in the Cayman Islands and we gain substantial income by way of dividends from our PRC subsidiaries. The EIT Law and its implementation rules, both of which became effective on January 1, 2008, provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its equity holders that are non-resident enterprises, will normally be subject to PRC withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement.

Under the EIT Law, an enterprise established outside of China with a “de facto management body” within China is considered a “resident enterprise,” which means that it is treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. Although the implementation rules of the EIT Law define “de facto management body” as a managing body that exercises substantive and overall management and control over the production and business, personnel, accounting books and assets of an enterprise, the only official guidance for this definition currently available is set forth in Circular 82 issued by the State Administration of Taxation, which provides guidance on the determination of the tax residence status of a Chinese-controlled offshore incorporated enterprise, defined as an enterprise that is incorporated under the laws of a foreign country or territory and that has a PRC enterprise or enterprise group as its primary controlling shareholder. Although Alibaba Group Holding Limited does not have a PRC enterprise or enterprise group as our primary controlling shareholder and is therefore not a Chinese-controlled offshore incorporated enterprise within the meaning of Circular 82, in the absence of guidance specifically applicable to us, we have applied the guidance set forth in Circular 82 to evaluate the tax residence status of Alibaba Group Holding Limited and its subsidiaries organized outside the PRC.

According to Circular 82, a Chinese-controlled offshore incorporated enterprise will be regarded as a PRC tax resident by virtue of having a “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following criteria are met:

•	the primary location of the day-to-day operational management is in the PRC;

•	decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC;

•	the enterprise’s primary assets, accounting books and records, company seals, and board and shareholders meeting minutes are located or maintained in the PRC; and

•	50% or more of voting board members or senior executives habitually reside in the PRC.

We do not believe that we meet any of the conditions outlined in the immediately preceding paragraph. Alibaba Group Holding Limited and its offshore subsidiaries are incorporated outside the PRC. As a holding company, our key assets and records, including the resolutions and meeting minutes of our board of directors and the resolutions and meeting minutes of our shareholders, are located and maintained outside the PRC. In addition, we are not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities. Accordingly, we believe that Alibaba Group Holding Limited and its offshore subsidiaries should not be treated as a “resident enterprise” for PRC tax purposes if the criteria for “de facto management body” as set forth in Circular 82 were deemed applicable to us. However, as the tax residency status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” as applicable to our offshore entities, we will continue to monitor our tax status.

The implementation rules of the EIT Law provide that, (i) if the enterprise that distributes dividends is domiciled in the PRC or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or capital gains are treated as China-sourced income. It is not clear how “domicile” may be interpreted under the EIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered as a PRC tax resident enterprise for PRC tax purposes, any dividends we pay to our overseas shareholders or ADS holders which are non-resident enterprises as well as gains realized by such shareholders or ADS holders from the transfer of our shares or ADSs may be regarded as China-sourced income and as a result become subject to PRC withholding tax at a rate of up to 10%.

Furthermore, if we are considered a PRC resident enterprise and the competent PRC tax authorities consider dividends we pay with respect to our shares or ADSs and the gains realized from the transfer of our shares or ADSs to be income derived from sources within the PRC, such dividends and gains we pay to our overseas shareholders or ADS holders who are non-resident individuals may be subject to PRC individual income tax at a rate of 20%, unless any such non-resident individuals’ jurisdiction has a tax treaty with China that provides for a preferential tax rate or a tax exemption. It is also unclear whether, if we are considered a PRC resident enterprise, holders of our shares or ADSs would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas.

See “Risk Factors — Risks Related to Doing Business in the People’s Republic of China — We may be treated as a resident enterprise for PRC tax purposes under the PRC Enterprise Income Tax Law, and we may therefore be subject to PRC income tax on our global income.” and “Risk Factors — Risks Related to Doing Business in the People’s Republic of China — Dividends payable to our foreign investors and gains on the sale of our ADSs or ordinary shares by our foreign investors may become subject to PRC tax law.”

Material United States Federal Income Tax Considerations

The following summary describes the material United States federal income tax consequences of the ownership of our ordinary shares and ADSs as of the date hereof. The discussion set forth below is applicable only to United States Holders. Except where noted, this summary deals only with ordinary shares and ADSs held as capital assets. As used herein, the term “United States Holder” means a beneficial owner of an ordinary share or ADS that is for United States federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons has or have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•	a dealer in securities or currencies;

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	an insurance company;

•	a tax-exempt organization;

•	a person holding our ordinary shares or ADSs as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

•	a trader in securities that has elected the mark-to-market method of accounting for your securities;

•	a person liable for alternative minimum tax;

•	a person who owns or is deemed to own 10% or more of our voting stock;

•	a partnership or other pass-through entity for United States federal income tax purposes; or

•	a person whose “functional currency” is not the United States dollar.

The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified so as to result in United States federal income tax consequences different from those discussed below. In addition, this summary is based, in part, upon representations made by the depositary to us and assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms.

If a partnership holds our ordinary shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our ordinary shares or ADSs, you should consult your tax advisors.

This summary does not contain a detailed description of all the United States federal income tax consequences to you in light of your particular circumstances and does not address the Medicare tax on net investment income, or the effects of any state, local or non-United States tax laws. If you are considering the purchase, ownership or disposition of our ordinary shares or ADSs, you should consult your own tax advisors concerning the United States federal income tax consequences to you in light of your particular situation as well as any consequences arising under the laws of any other taxing jurisdiction.

ADSs

If you hold ADSs, for United States federal income tax purposes, you generally will be treated as the owner of the underlying ordinary shares that are represented by such ADSs. Accordingly, deposits or withdrawals of ordinary shares for ADSs will not be subject to United States federal income tax.

Taxation of Dividends

Subject to the discussion under “—Passive Foreign Investment Company” below, the gross amount of distributions on the ADSs or ordinary shares (including any amounts withheld to reflect PRC withholding taxes) will be taxable as dividends, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income (including withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of the ordinary shares, or by the depositary, in the case of ADSs. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code. The following discussion assumes that all dividends will be paid in U.S. dollars.

With respect to non-corporate United States investors, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on ordinary shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. We have applied to list the ADSs on the New York Stock Exchange. Provided that the listing is approved, Internal Revenue Service guidance indicates that our ADSs will be readily tradable on an established securities market in the United States. Thus, we believe that dividends we pay on our ordinary shares that are represented by ADSs will meet the conditions required for the reduced tax rate. Since we do not expect that our ordinary shares will be listed on an established securities market, we do not believe that dividends that we pay on our ordinary shares that are not represented by ADSs currently meet the conditions required for these reduced tax rates. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in subsequent years. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we were deemed to be a PRC resident enterprise under the EIT Law, although no assurance can be given, we might be eligible for the benefits of the income tax treaty between the United States and the PRC (the “Treaty”), and if we were eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by ADSs, would be eligible for the reduced rates of taxation. See “Taxation — People’s Republic of China Taxation.” Non-corporate United States Holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

Non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a passive foreign investment company, or PFIC, in the taxable year in which such dividends are paid or in the preceding taxable year. See “— Passive Foreign Investment Company” below.

In the event that we were deemed to be a PRC resident enterprise under the EIT Law, you might be subject to PRC withholding taxes on dividends paid to you with respect to the ADSs or ordinary shares. See “Taxation — People’s Republic of China Taxation.” In that case, subject to certain conditions and limitations, PRC withholding taxes on dividends would be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the ADSs or ordinary shares will be treated as foreign-source income and will generally constitute passive category income. However, in certain circumstances, if you have held the ADSs or ordinary shares for less than a specified minimum period during which you are not protected from risk of loss, or are obligated to make payments related to the dividends, you will not be allowed a foreign tax credit for any PRC withholding taxes imposed on dividends paid on the ADSs or ordinary shares. If you are eligible for Treaty benefits, any PRC taxes on dividends will not be creditable against your United States federal income tax liability to the extent withheld at a rate exceeding the applicable Treaty rate. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisor regarding the availability of the foreign tax credit under your particular circumstances.

To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under United States federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the ADSs or ordinary shares (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by you on a subsequent disposition of the ADSs or ordinary shares), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange, as described below under “—Taxation of Capital Gains.” Consequently, such distributions in excess of our current and accumulated earnings and profits would generally not give rise to foreign source income and you would generally not be able to use the foreign tax credit arising from any PRC withholding tax imposed on such distributions unless such credit can be applied (subject to applicable limitations) against United States federal income tax due on other foreign source income in the appropriate category for foreign tax credit purposes. However, we do not expect to keep earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend (as discussed above).

Distributions of ADSs, ordinary shares or rights to subscribe for ordinary shares that are received as part of a pro rata distribution to all of our shareholders generally will not be subject to United States federal income tax. Consequently, such distributions generally will not give rise to foreign source income and you generally will not be able to use the foreign tax credit arising from any PRC withholding tax imposed on such distributions unless such credit can be applied (subject to applicable limitations) against United States federal income tax due on other foreign source income in the appropriate category for foreign tax credit purposes.

Passive Foreign Investment Company

Based on the projected composition of our income and valuation of our assets, including goodwill, we do not expect to be a PFIC for our current taxable year, and we do not expect to become one in the future, although there can be no assurance in this regard.

In general, we will be a PFIC for any taxable year in which:

•	at least 75% of our gross income is passive income; or

•	at least 50% of the value (determined on a quarterly basis) of our assets is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income. Although we do not expect to be a PFIC, it is not entirely clear how the contractual arrangements between us and our variable interest entities will be treated for purposes of the PFIC rules. If it were determined that we do not own the stock of our variable interest entities for United States federal income tax purposes (for instance, because the relevant PRC authorities do not respect these arrangements), we may be treated as a PFIC.

The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition. Because we have valued our goodwill based on the projected market value of our equity, a decrease in the price of our ADSs may also result in our becoming a PFIC. The composition of our income and our assets will also be affected by how, and how quickly, we use the proceeds from this offering. Under circumstances where the cash is not deployed for active purposes, our risk of becoming a PFIC may increase. If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, you will be subject to special tax rules discussed below.

If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of ADSs or ordinary shares. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as excess distributions. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares;

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income; and

•	the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

In addition, non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. You will generally be required to file Internal Revenue Service Form 8621 if you hold our ADSs or ordinary shares in any year in which we are classified as a PFIC.

If we were a PFIC for any taxable year during which you hold our ADSs or ordinary shares and any of our non-United States subsidiaries was also a PFIC, a United States Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

In certain circumstances, in lieu of being subject to the excess distribution rules discussed above, you may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method, provided that such stock is regularly traded on a qualified exchange. Under current law, the mark-to-market election may be available to United States Holders of ADSs if the ADSs are listed on the New York Stock Exchange, which constitutes a qualified exchange, and are “regularly traded” for purposes of the mark-to-market election (for which no assurance can be given). It should also be noted that it is intended that only the ADSs and not the ordinary shares will be listed on the New York Stock Exchange. Consequently, if you are a United States Holder of ordinary shares that are not represented by ADSs, you generally will not be eligible to make a mark-to-market election if we are or were to become a PFIC.

If you make an effective mark-to-market election, you will include in each year that we are a PFIC as ordinary income the excess of the fair market value of your ADSs at the end of the year over your adjusted tax basis in the ADSs. You will be entitled to deduct as an ordinary loss in each such year the excess of your adjusted tax basis in the ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If you make an effective mark-to-market election, in each year that we are a PFIC any gain you recognize upon the sale or other disposition of your ADSs will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

Your adjusted tax basis in the ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If you make a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer regularly traded on a qualified exchange or the Internal Revenue Service consents to the revocation of the election. You are urged to consult your tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

Alternatively, you can sometimes avoid the rules described above by electing to treat a PFIC as a “qualified electing fund” under Section 1295 of the Code. However, this option is not available to you because we do not intend to comply with the requirements necessary to permit you to make this election.

You are urged to consult your tax advisors concerning the United States federal income tax consequences of holding ADSs or ordinary shares if we are considered a PFIC in any taxable year.

Taxation of Capital Gains

For United States federal income tax purposes, you will recognize taxable gain or loss on any sale or exchange of ADSs or ordinary shares in an amount equal to the difference between the amount realized for the ADSs or ordinary shares and your tax basis in the ADSs or ordinary shares. Subject to the discussion under “—Passive Foreign Investment Company” above, such gain or loss will generally be capital gain or loss. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss. However, if we were treated as a PRC resident enterprise for EIT Law purposes and PRC tax were imposed on any gain, and if you are eligible for the benefits of the Treaty, you may elect to treat such gain as PRC source gain under the Treaty. If you are not eligible for the benefits of the Treaty or you fail to make the election to treat any gain as PRC source, then you may not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of our ADSs or ordinary shares unless such credit can be applied (subject to applicable limitations) against tax due on other income derived from foreign sources. You will be eligible for the benefits of the Treaty if, for purposes of the Treaty, you are a resident of the United States, and you meet other requirements specified in the Treaty. Because the determination of whether you qualify for the benefits of the Treaty is fact-intensive and depends upon your particular circumstances, you are specifically urged to consult your tax advisors regarding your eligibility for the benefits of the Treaty. You are also urged to consult your tax advisor regarding the tax consequences in case any PRC tax is imposed on gain on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit and the election to treat any gain as PRC source, under your particular circumstances.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of our ADSs or ordinary shares and the proceeds from the sale, exchange or redemption of our ADSs or ordinary shares that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient. A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number or certification of other exempt status or, in the case of dividend payments, if you fail to report in full dividend and interest income.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the Internal Revenue Service in a timely manner.

Under the Hiring Incentives to Restore Employment Act of 2010, certain United States Holders are required to report information relating to ADSs or ordinary shares, subject to certain exceptions (including an exception for ADSs or ordinary shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold ADSs or ordinary shares. You are urged to consult your own tax advisors regarding information reporting requirements relating to your ownership of the ADSs or ordinary shares.

UNDERWRITING

We, the selling shareholders and the underwriters named below have entered into an underwriting agreement with respect to the ADSs being offered. Under the terms and subject to the conditions contained in the underwriting agreement, each underwriter has severally agreed to purchase the number of ADSs indicated in the following table. Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc., Goldman Sachs (Asia) L.L.C., J.P. Morgan Securities LLC, Morgan Stanley & Co. International plc and Citigroup Global Markets Inc. are acting as joint bookrunners of this offering and as the representatives of the underwriters.

Underwriters	Number of ADSs
Credit Suisse Securities (USA) LLC
Deutsche Bank Securities Inc.
Goldman Sachs (Asia) L.L.C.
J.P. Morgan Securities LLC
Morgan Stanley & Co. International plc
Citigroup Global Markets Inc.

Total

The underwriters are offering the ADSs subject to their acceptance of the ADSs from us and the selling shareholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated, severally and not jointly, to take and pay for all of the ADSs offered by this prospectus if any such ADSs are taken, other than the ADSs covered by the underwriters’ option to purchase additional ADSs described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

The underwriters initially propose to offer part of the ADSs directly to the public at the public offering price listed on the cover page of this prospectus and part of the ADSs to certain dealers at a price that represents a concession not in excess of US$         per ADS from the initial public offering price. After the initial offering of the ADSs, the offering price and other selling terms may from time to time be varied by the underwriters.

Certain of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents. Any offers or sales in the United States will be conducted by broker-dealers registered with the SEC. Goldman Sachs (Asia) L.L.C. will offer ADSs in the United States through its registered broker-dealer affiliate in the United States, Goldman, Sachs & Co. Morgan Stanley & Co. International plc will offer ADSs in the United States through its registered broker-dealer affiliate in the United States, Morgan Stanley & Co. LLC.

Rothschild Inc., or Rothschild, has acted as our independent financial advisor in connection with this offering. Rothschild is not acting as an underwriter in this offering, and accordingly it is neither purchasing ADSs nor offering ADSs to the public in connection with this offering. Neither Rothschild nor any of its affiliates is engaged in the solicitation or distribution of this offering.

Option to Purchase Additional ADSs

We and certain selling shareholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of             additional ADSs from us and             ADSs from certain selling shareholders at the public offering price listed on the cover page of this prospectus, less underwriters discounts and commissions. To the extent the option is exercised, each underwriter will become severally obligated, subject to certain conditions, to purchase additional ADSs approximately proportionate to each underwriter’s initial amount reflected in the table above.

Commissions and Expenses

Total underwriting discounts and commissions to be paid to the underwriters represent     % of the total amount of the offering. The following table shows the per ADS and total underwriting discounts and commissions to be paid to the underwriters by us and the selling shareholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional ADSs.

Total
	Per ADS	No exercise	Full exercise
Discounts and commissions paid by us	US$	US$	US$
Discounts and commissions paid by the selling shareholders	US$	US$	US$

The underwriters have agreed to reimburse us for a certain portion of our expenses in connection with our initial public offering.

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately US$            , which includes legal, accounting, and printing costs and various other fees associated with the registration of our ordinary shares and ADSs.

Lock-Up Agreements

We have agreed that, without the prior written consent of the representatives on behalf of the underwriters, we will not, during the period ending              days after the date of this prospectus, take any of the following actions with respect to our ordinary shares or ADSs, or any securities convertible into or exchangeable or exercisable for any of our ordinary shares or ADSs (“Lock-Up Securities”): (i) offer, sell, pledge, contract to sell or otherwise dispose of Lock-Up Securities, (ii) offer, sell, issue, contract to sell, contract to purchase or grant any option, right or warrant to purchase Lock-Up Securities, (iii) establish or increase a put equivalent position or liquidate or decrease a call equivalent position in Lock-Up Securities within the meaning of Section 16 of the Exchange Act or (iv) file with the SEC a registration statement under the Securities Act relating to Lock-Up Securities, subject to certain exceptions.

Our executive officers, directors, the selling shareholders and certain of the other holders of our ordinary shares holding in the aggregate         % of our ordinary shares have agreed with the underwriters not to sell, transfer or dispose of any ADSs, ordinary shares or similar securities for a period of     days after the date of this prospectus subject to certain exceptions.

New York Stock Exchange Listing

We expect the ADSs to be approved for listing on the New York Stock Exchange under the symbol “BABA.”

Stabilization, Short Positions and Penalty Bids

In connection with the offering, the underwriters may purchase and sell ADSs in the open market. These transactions may include short sales in accordance with Regulation M under the Exchange Act, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of ADSs than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional ADSs in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional ADSs or purchasing ADSs in the open market. In determining the source of ADSs to close out the covered short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase additional ADSs pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for, or purchases of, ADSs made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased ADSs sold by, or for the account of, such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the ADSs, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the ADSs. As a result, the price of the ADSs may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they are required to be conducted in accordance with applicable laws and regulations, and they may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, the over-the-counter market or otherwise.

Electronic Distribution

A prospectus in electronic format will be made available on the websites maintained by one or more of the underwriters or one or more securities dealers. One or more of the underwriters may distribute prospectuses electronically. The underwriters may agree to allocate a number of ADSs for sale to their online brokerage account holders. ADSs to be sold pursuant to an Internet distribution will be allocated on the same basis as other allocations. In addition, ADSs may be sold by the underwriters to securities dealers who resell ADSs to online brokerage account holders.

Discretionary Sales

The underwriters do not intend sales to discretionary accounts to exceed five percent of the total number of ADSs offered by them.

Indemnification

We and the selling shareholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

The address of Credit Suisse Securities (USA) LLC is Eleven Madison Avenue, New York, NY 10010, United States. The address of Deutsche Bank Securities Inc. is 60 Wall Street, New York, NY 10005, United States. The address of Goldman Sachs (Asia) L.L.C. is 68th Floor, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong. The address of J.P. Morgan Securities LLC is 383 Madison Avenue, New York, NY 10179, United States. The address of Morgan Stanley & Co. International plc is 25 Cabot Square, Canary Wharf, London E14 4QA, United Kingdom. The address of Citigroup Global Markets Inc. is 388 Greenwich Street, New York, NY 10013, United States.

Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include the sales and trading of securities, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, financing, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates may have, from time to time, performed, and may in the future perform, a variety of such activities and services for us, SoftBank, Yahoo and for persons or entities with relationships with us, SoftBank and Yahoo for which they received or will receive customary fees, commissions and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, directors, officers and employees may at any time purchase, sell or hold a broad array of investments, and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers. Such investment and trading activities may involve or relate to the assets, securities and/or instruments of us (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments. In addition, the underwriters and their respective affiliates may at any time hold, or recommend to clients that they should acquire, long and short positions in such assets, securities and instruments.

Affiliates of Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc., Goldman Sachs (Asia) L.L.C., J.P. Morgan Securities LLC, Morgan Stanley & Co. International plc and Citigroup Global Markets Inc. are lenders under, and an affiliate of Citigroup Global Markets Inc. is the facility agent and security agent under, the US$8.0 billion credit facility between us and other parties named therein. An affiliate of Credit Suisse Securities (USA) LLC currently holds 40,000 of our Series A convertible preference shares, which will be converted concurrently with completion of this offering into 2,162,162 shares of our ordinary shares.

Pricing of the Offering

Prior to this offering, there has been no public market for our ordinary shares or ADSs. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. Among the factors to be considered in determining the initial public offering price of the ADSs, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the ADSs, or the possession, circulation or distribution of this prospectus or any other material relating to us or the ADSs in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither this prospectus nor any other material or advertisements in connection with the ADSs may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable laws, rules and regulations of any such country or jurisdiction.

Cayman Islands. This prospectus does not constitute a public offer of the ADSs or ordinary shares, whether by way of sale or subscription, in the Cayman Islands. ADSs or ordinary shares have not been offered or sold, and will not be offered or sold, directly or indirectly, in the Cayman Islands.

European Economic Area. In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), with effect from and including the date on which the Prospectus Directive was implemented in that Relevant Member State (the Relevant Implementation Date), an offer of the ADSs to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of ADSs may be made to the public in that Relevant Member State at any time:

(a)	to any legal entity which is a qualified investor as defined under the Prospectus Directive;

(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive); or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of securities described in this prospectus shall result in a requirement for the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression “an offer of the ADSs to the public” in relation to any ADS in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe the ADSs, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State. The expression Prospectus Directive means Directive 2003/71/EC (and any amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Hong Kong. The ADSs may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules promulgated thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules promulgated thereunder.

Japan. ADSs will not be offered or sold directly or indirectly in Japan or to, or for the benefit of any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person, except in each case pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law of Japan and any other applicable laws, rules and regulations of Japan. For purposes of this paragraph, “Japanese person” means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Kuwait. Unless all necessary approvals from the Kuwait Ministry of Commerce and Industry required by Law No. 31/1990 “Regulating the Negotiation of Securities and Establishment of Investment Funds,” its Executive Regulations and the various Ministerial Orders issued pursuant thereto or in connection therewith, have been given in relation to the marketing and sale of the ADSs, these may not be marketed, offered for sale, nor sold in the State of Kuwait. Neither this prospectus (including any related document), nor any of the information contained therein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait.

People’s Republic of China. This prospectus may not be circulated or distributed in the PRC and the ADSs may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of the PRC except pursuant to applicable laws, rules and regulations of the PRC. For the purpose of this paragraph only, the PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Qatar. In the State of Qatar, the offer contained herein is made on an exclusive basis to the specifically intended recipient thereof, upon that person’s request and initiative, for personal use only and shall in no way be construed as a general offer for the sale of securities to the public or an attempt to do business as a bank, an investment company or otherwise in the State of Qatar. This prospectus and the underlying securities have not been approved or licensed by the Qatar Central Bank or the Qatar Financial Centre Regulatory Authority or any other regulator in the State of Qatar. The information contained in this prospectus shall only be shared with any third parties in Qatar on a need to know basis for the purpose of evaluating the contained offer. Any distribution of this prospectus by the recipient to third parties in Qatar beyond the terms hereof is not permitted and shall be at the liability of such recipient.

Saudi Arabia. This prospectus may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations issued by the Capital Market Authority. The Capital Market Authority does not make any representation as to the accuracy or completeness of this prospectus, and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this prospectus you should consult an authorized financial adviser.

Singapore. This prospectus or any other offering material relating to our ADSs has not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of Singapore, or the SFA. Accordingly, (a) our ADSs have not been, and will not be, offered or sold or made the subject of an invitation for subscription or purchase of such ADSs in Singapore, and (b) this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our ADSs have not been and will not be circulated or distributed, whether directly or indirectly, to the public or any member of the public in Singapore other than (i) to an institutional investor as specified in Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275 of the SFA) and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

United Arab Emirates. The ADSs have not been offered or sold, and will not be offered or sold, directly or indirectly, in the United Arab Emirates, except: (1) in compliance with all applicable laws and regulations of the United Arab Emirates; and (2) through persons or corporate entities authorized and licensed to provide investment advice and/or engage in brokerage activity and/or trade in respect of foreign securities in the United Arab Emirates. The information contained in this prospectus does not constitute a public offer of securities in the United Arab Emirates in accordance with the Commercial Companies Law (Federal Law No. 8 of 1984 (as amended)) or otherwise and is not intended to be a public offer and is addressed only to persons who are sophisticated investors.

United Kingdom. This prospectus is only being distributed to and is only directed at: (1) persons who are outside the United Kingdom; (2) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); or (3) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons falling within (1)-(3) together being referred to as “relevant persons”). The ADSs are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire the ADSs will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

EXPENSES RELATED TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, which are expected to be incurred in connection with the offer and sale of the ADSs by us and the selling shareholders. With the exception of the SEC registration fee and the Financial Industry Regulatory Authority filing fee, all amounts are estimates.

SEC registration fee	US$
New York Stock Exchange listing fee
Financial Industry Regulatory Authority filing fee
Printing and engraving expenses
Independent financial advisory fees and expenses
Legal fees and expenses
Accounting fees and expenses
Miscellaneous

Total	US$

These expenses will be borne by us, except for underwriting discounts and commissions, which will be borne by us and the selling shareholders in proportion to the numbers of ADSs sold in the offering by us and the selling shareholders, respectively.

LEGAL MATTERS

We are being represented by Simpson Thacher & Bartlett LLP with respect to certain legal matters of United States federal securities and New York State law. The underwriters are being represented as to United States federal securities and New York State law matters by Sullivan & Cromwell LLP. The validity of the ordinary shares represented by the ADSs offered in this offering and legal matters as to Cayman Islands law will be passed upon for us by Maples and Calder. Certain legal matters as to PRC law will be passed upon for us by Fangda Partners and for the underwriters by King & Wood Mallesons. Sullivan & Cromwell LLP and King & Wood Mallesons have represented, and it is expected they will continue to represent, our company and affiliates of our company in other matters. Simpson Thacher & Bartlett LLP and Maples and Calder may rely upon Fangda Partners with respect to matters governed by PRC law.

EXPERTS

The consolidated financial statements as of March 31, 2012, 2013 and 2014 and for each of the three years in the period ended March 31, 2014 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

The offices of PricewaterhouseCoopers are located at 22/F, Prince’s Building, Central, Hong Kong.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules under the Securities Act with respect to underlying ordinary shares represented by the ADSs, to be sold in this offering. A related registration statement on F-6 will be filed with the SEC to register the ADSs. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement and its exhibits and schedules for further information with respect to us and our ADSs.

Immediately upon completion of this offering, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be inspected and copied at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Additional information may also be obtained over the Internet at the SEC’s web site at www.sec.gov.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated combined financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

ALIBABA GROUP HOLDING LIMITED

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Alibaba Group Holding Limited:

In our opinion, the accompanying consolidated balance sheets and the related consolidated income statements, consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Alibaba Group Holding Limited and its subsidiaries (collectively, the “Company”) at March 31, 2012, 2013 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2014 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers

Hong Kong, June 16, 2014

ALIBABA GROUP HOLDING LIMITED

CONSOLIDATED INCOME STATEMENTS

		Year ended March 31,
		2012	2013	2014
		RMB	RMB	RMB	US$
					(Note 2(af))
		(in millions, except per share data)
	Notes
Revenue	5	20,025	34,517	52,504	8,446

Cost of revenue	21	(6,554)	(9,719)	(13,369)	(2,151)
Product development expenses	21	(2,897)	(3,753)	(5,093)	(819)
Sales and marketing expenses		(3,058)	(3,613)	(4,545)	(731)
General and administrative expenses	9, 21	(2,211)	(2,889)	(4,218)	(678)
Amortization of intangible assets	16	(155)	(130)	(315)	(51)
Impairment of goodwill and intangible assets	16, 17	(135)	(175)	(44)	(7)
Yahoo TIPLA amendment payment	4(a), 21	—	(3,487)	—	—

Income from operations		5,015	10,751	24,920	4,009
Interest and investment income, net		258	39	1,648	265
Interest expense		(68)	(1,572)	(2,195)	(353)
Other income, net	6, 21	327	894	2,429	390

Income before income tax and share of results of equity investees		5,532	10,112	26,802	4,311
Income tax expenses	7	(842)	(1,457)	(3,196)	(514)
Share of results of equity investees	14	(25)	(6)	(203)	(33)

Net income		4,665	8,649	23,403	3,764
Net income attributable to noncontrolling interests		(437)	(117)	(88)	(14)

Net income attributable to Alibaba Group Holding Limited		4,228	8,532	23,315	3,750
Accretion of Convertible Preference Shares	4(a)	—	(17)	(31)	(5)
Dividends accrued on Convertible Preference Shares	4(a)	—	(111)	(208)	(33)

Net income attributable to ordinary shareholders		4,228	8,404	23,076	3,712

Earnings per share attributable to ordinary shareholders	10
Basic		1.71	3.66	10.61	1.71
Diluted		1.67	3.57	10.00	1.61
Pro forma earnings per share attributable to ordinary shareholders (unaudited, Note 2(ag))	10
Basic				10.29	1.66
Diluted				10.00	1.61

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year ended March 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
				(Note 2(af))
	(in millions)
Net income	4,665	8,649	23,403	3,764

Other comprehensive (loss) income:
- Foreign currency translation:
Change in unrealized (losses) gains	(298)	455	538	86
Less: reclassification adjustment for gains recorded in net income	(7)	—	(14)	(2)

Net change	(305)	455	524	84

- Available-for-sale investment securities:
Change in unrealized (losses) gains	(27)	(9)	306	49
Less: reclassification adjustment for gains recorded in net income	(18)	—	(13)	(2)

Net change	(45)	(9)	293	47

- Interest rate swaps under hedge accounting
Change in unrealized gains	—	—	36	6

Other comprehensive (loss) income	(350)	446	853	137

Total comprehensive income	4,315	9,095	24,256	3,901

Less: total comprehensive income attributable to noncontrolling interests	(408)	(117)	(90)	(14)

Total comprehensive income attributable to Alibaba Group Holding Limited	3,907	8,978	24,166	3,887

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED

CONSOLIDATED BALANCE SHEETS

		As of March 31,				Pro forma as of March 31,
		2012	2013	2014		2014
		RMB	RMB	RMB	US$	RMB	US$
					(Note 2(af))		(Note 2(af))
				(in millions)
	Notes					(unaudited, Note 2(ag))
Assets
Current assets:
Cash and cash equivalents		16,857	30,396	33,045	5,316	33,045	5,316
Short-term investments	2(q)	4,887	2,290	10,587	1,703	10,587	1,703
Restricted cash and escrow receivables	11	3,312	3,687	4,921	791	4,921	791
Loan receivables, net	2(r)	581	4,426	13,159	2,117	13,159	2,117
Investment securities	12	593	629	1,442	232	1,442	232
Prepayments, receivables and other assets	13	1,669	1,734	4,679	753	4,679	753

Total current assets		27,899	43,162	67,833	10,912	67,833	10,912

Investment in equity investees	14	1,642	1,555	17,666	2,842	17,666	2,842
Investment securities	12	248	242	3,023	486	3,023	486
Prepayments, receivables and other assets	13	1,466	1,496	2,087	335	2,087	335
Property and equipment, net	15	2,463	3,808	5,581	898	5,581	898
Land use rights	2(t)	1,701	1,895	1,660	267	1,660	267
Intangible assets	16, 21	355	334	1,906	307	1,906	307
Goodwill	17	11,436	11,294	11,793	1,897	11,793	1,897

Total assets		47,210	63,786	111,549	17,944	111,549	17,944

Liabilities, Mezzanine Equity and Shareholders’ Equity
Current liabilities:
Current bank borrowings	20	1,283	3,350	1,100	177	1,100	177
Secured borrowings	2(r)	—	2,098	9,264	1,490	9,264	1,490
Income tax payable		375	259	1,267	204	1,267	204
Escrow money payable	11	339	1,315	2,659	428	2,659	428
Accrued expenses, accounts payable and other liabilities	19	4,659	8,961	11,887	1,912	11,887	1,912
Merchant deposits	2(aa)	745	3,083	4,711	758	4,711	758
Deferred revenue and customer advances	18	4,350	4,929	6,496	1,045	6,496	1,045

Total current liabilities		11,751	23,995	37,384	6,014	37,384	6,014

Deferred revenue	18	529	389	428	69	428	69
Deferred tax liabilities	7	413	643	2,136	344	2,136	344
Redeemable Preference Shares	4(a)	—	5,191	—	—	—	—
Non-current bank borrowings	20	—	22,462	30,711	4,940	30,711	4,940
Other liabilities	19	104	60	72	11	72	11

Total liabilities		12,797	52,740	70,731	11,378	70,731	11,378

ALIBABA GROUP HOLDING LIMITED

CONSOLIDATED BALANCE SHEETS (CONTINUED)

		As of March 31,				Pro forma as of March 31,
	Notes	2012	2013	2014		2014
		RMB	RMB	RMB	US$	RMB	US$
					(Note 2(af))		(Note 2(af))
		(in millions)
						(unaudited, Note 2(ag))
Commitments and contingencies	23, 24	—	—	—	—	—	—

Mezzanine equity:
Convertible Preference Shares, US$0.000025 par value; 2,600,000 shares authorized; nil, 1,688,000, 1,688,000 and nil shares issued and outstanding as of March 31, 2012, 2013, 2014 and pro forma March 31, 2014, respectively; liquidation value of nil, RMB10,447 million, RMB10,284 million and nil as of March 31, 2012, 2013, 2014 and pro forma March 31, 2014 (unaudited), respectively	4(a)	—	10,447	10,284	1,654	—	—
Others		30	86	117	19	117	19

Total mezzanine equity		30	10,533	10,401	1,673	117	19

Alibaba Group Holding Limited shareholders’ equity:
Ordinary shares, US$0.000025 par value; 2,797,400,000 shares authorized; 2,506,952,201, 2,175,220,739, 2,226,810,660 and 2,318,053,903 shares issued and outstanding as of March 31, 2012, 2013, 2014 and pro forma March 31, 2014, respectively		1	1	1	—	1	—
Additional paid-in capital		20,778	21,655	27,043	4,350	37,327	6,004
Treasury shares at cost	2(ac)	—	—	—	—	—	—
Subscription receivables	2(ad)	(819)	(852)	(540)	(87)	(540)	(87)
Statutory reserves	2(ae)	1,096	1,337	2,474	398	2,474	398
Accumulated other comprehensive income
Cumulative translation adjustments		(2,121)	(1,666)	(1,144)	(184)	(1,144)	(184)
Unrealized gain (loss) on available-for-sale investment securities, interest rate swaps and others		1	(8)	321	52	321	52
Retained earnings (Accumulated deficits)		12,552	(20,491)	1,183	190	1,183	190

Total Alibaba Group Holding Limited shareholders’ equity (deficits)		31,488	(24)	29,338	4,719	39,622	6,373
Noncontrolling interests		2,895	537	1,079	174	1,079	174

Total equity		34,383	513	30,417	4,893	40,701	6,547

Total liabilities, mezzanine equity and equity		47,210	63,786	111,549	17,944	111,549	17,944

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

			Additional paid-in capital	Treasury shares	Subscription receivables	Statutory reserves	Accumulated other comprehensive income (loss)		Retained earnings (Accumulated deficits)	Total Alibaba Group Holding Limited shareholders’ equity (deficits)	Noncontrolling interests	Total equity
	Ordinary shares						Cumulative translation adjustments	Unrealized gain (loss) on available-for- sale investment securities, interest rate swaps and others
	Share	Amount
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(in millions, except share data)
Balance as of April 1, 2011	2,450,156,669	1	18,694	—	(288)	723	(1,840)	41	8,722	26,053	2,350	28,403

Foreign currency translation adjustment	—	—	—	—	34	—	(274)	3	—	(237)	(27)	(264)
Net change in unrealized losses on available-for-sale investment securities	—	—	—	—	—	—	—	(43)	—	(43)	(2)	(45)
Net income for the year	—	—	—	—	—	—	—	—	4,228	4,228	437	4,665
Liquidation of subsidiaries	—	—	—	—	—	—	(7)	—	—	(7)	(6)	(13)
Acquisition of shares of a consolidated subsidiary	—	—	(238)	—	—	—	—	—	—	(238)	(181)	(419)
Disposals of partial interest in subsidiaries	—	—	(11)	—	—	—	—	—	—	(11)	177	166
Acquisition of subsidiaries	—	—	—	—	—	—	—	—	—	—	97	97
Exercise of share options and vesting of options and RSUs, including repayment of related employee loans	57,280,929	—	1,125	—	(572)	—	—	—	—	553	—	553
Repurchase and retirement of ordinary shares	(485,397)	—	(4)	—	7	—	—	—	(25)	(22)	—	(22)
Amortization of compensation cost	—	—	1,212	—	—	—	—	—	—	1,212	59	1,271
Dividend declared by a consolidated subsidiary to noncontrolling interests	—	—	—	—	—	—	—	—	—	—	(9)	(9)
Appropriation to statutory reserves	—	—	—	—	—	373	—	—	(373)	—	—	—

Balance as of March 31, 2012	2,506,952,201	1	20,778	—	(819)	1,096	(2,121)	1	12,552	31,488	2,895	34,383

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)

			Additional paid-in capital	Treasury shares	Subscription receivables	Statutory reserves	Accumulated other comprehensive income (loss)		Retained earnings (Accumulated deficits)	Total Alibaba Group Holding Limited shareholders’ equity (deficits)	Noncontrolling interests	Total equity
	Ordinary shares						Cumulative translation adjustments	Unrealized gain (loss) on available-for- sale investment securities, interest rate swaps and others
	Share	Amount
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(in millions, except share data)
Balance as of April 1, 2012	2,506,952,201	1	20,778	—	(819)	1,096	(2,121)	1	12,552	31,488	2,895	34,383

Foreign currency translation adjustment	—	—	—	—	3	—	455	—	—	458	—	458
Net change in unrealized losses on available-for-sale investment securities	—	—	—	—	—	—	—	(9)	—	(9)	—	(9)
Net income for the year	—	—	—	—	—	—	—	—	8,532	8,532	117	8,649
Deconsolidation of a subsidiary	—	—	—	—	—	—	—	—	—	—	(60)	(60)
Acquisition of shares of consolidated subsidiaries	1,446,505	—	(13,105)	—	—	—	—	—	—	(13,105)	(2,768)	(15,873)
Disposals of partial interest in subsidiaries	—	—	1	—	—	—	—	—	—	1	10	11
Acquisition of subsidiaries	—	—	39	—	—	—	—	—	—	39	294	333
Issuance of ordinary shares	167,741,936	—	16,434	—	—	—	—	—	—	16,434	—	16,434
Exercise of share options and vesting of early exercised options and RSUs, including repayment of related employee loans	23,582,277	—	469	—	(75)	—	—	—	—	394	—	394
Repurchase and retirement of ordinary shares	(524,502,180)	—	(3,923)	—	39	—	—	—	(41,334)	(45,218)	—	(45,218)
Amortization of compensation cost	—	—	1,090	—	—	—	—	—	—	1,090	49	1,139
Accretion to convertible preferred shareholders	—	—	(17)	—	—	—	—	—	—	(17)	—	(17)
Dividend to convertible preferred shareholders	—	—	(111)	—	—	—	—	—	—	(111)	—	(111)
Appropriation to statutory reserves	—	—	—	—	—	241	—	—	(241)	—	—	—

Balance as of March 31, 2013	2,175,220,739	1	21,655	—	(852)	1,337	(1,666)	(8)	(20,491)	(24)	537	513

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)

			Additional paid-in capital	Treasury shares	Subscription receivables	Statutory reserves	Accumulated other comprehensive income (loss)		Retained earnings (Accumulated deficits)	Total Alibaba Group Holding Limited shareholders’ equity (deficits)	Noncontrolling interests	Total equity
	Ordinary shares						Cumulative translation adjustments	Unrealized gain (loss) on available-for- sale investment securities, interest rate swaps and others
	Share	Amount
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(in millions, except share data)
Balance as of April 1, 2013	2,175,220,739	1	21,655	—	(852)	1,337	(1,666)	(8)	(20,491)	(24)	537	513

Foreign currency translation adjustment	—	—	—	—	16	—	536	—	—	552	2	554
Net change in unrealized gains on available-for-sale investment securities	—	—	—	—	—	—	—	293	—	293	—	293
Change in fair value of interest rate swaps under hedge accounting	—	—	—	—	—	—	—	36	—	36	—	36
Net income for the year	—	—	—	—	—	—	—	—	23,315	23,315	88	23,403
Deconsolidation of subsidiaries	—	—	—	—	—	—	(14)	—	—	(14)	—	(14)
Acquisition of shares of a consolidated subsidiary	—	—	(7)	—	—	—	—	—	—	(7)	(2)	(9)
Acquisition of subsidiaries	828,299	—	276	—	—	—	—	—	—	276	—	276
Issuance of ordinary shares for Partner Capital Investment Plan (Note 8(c))	18,000,000	—	—	—	—	—	—	—	—	—	442	442
Exercise of share options and vesting of early exercised options and RSUs, including repayment of related employee loans	30,880,761	—	700	—	(12)	—	—	—	—	688	—	688
Repurchase and retirement of ordinary shares	(3,943,139)	—	(32)	—	308	—	—	—	(504)	(228)	—	(228)
Amortization of compensation cost	—	—	2,784	—	—	—	—	—	—	2,784	12	2,796
Equity-settled donation	—	—	1,269	—	—	—	—	—	—	1,269	—	1,269
Issuance of ordinary shares in relation to investment in equity investees and others	5,824,000	—	637	—	—	—	—	—	—	637	—	637
Accretion to convertible preferred shareholders	—	—	(31)	—	—	—	—	—	—	(31)	—	(31)
Dividend to convertible preferred shareholders	—	—	(208)	—	—	—	—	—	—	(208)	—	(208)
Appropriation to statutory reserves	—	—	—	—	—	1,137	—	—	(1,137)	—	—	—

Balance as of March 31, 2014	2,226,810,660	1	27,043	—	(540)	2,474	(1,144)	321	1,183	29,338	1,079	30,417

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended March 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
				(Note 2(af))
	(in millions)
Cash flows from operating activities:
Net income	4,665	8,649	23,403	3,764
Adjustments to reconcile net income to net cash provided by operating activities:
(Gain) Loss on disposals of equity investees	(24)	(68)	3	—
Realized and unrealized loss (gain) related to investment securities	138	(80)	(90)	(14)
Change in fair value of other assets and liabilities	264	245	21	3
Loss (Gain) on disposals of other subsidiaries	3	(8)	(387)	(62)
Depreciation and amortization of property and equipment and land use rights	715	805	1,339	215
Amortization of intangible assets	155	130	315	51
Share-based compensation expense	1,254	1,259	2,844	457
Equity-settled donation expense	—	—	1,269	204
Impairment of goodwill and intangible assets	135	175	44	7
Loss on disposals of property and equipment	3	3	—	—
Share of results of equity investees	25	6	203	33
Deferred income taxes	150	104	1,466	236
Allowance for doubtful accounts relating to micro loans	4	120	442	71
Changes in assets and liabilities, net of effects of acquisitions and disposals:
Restricted cash and escrow receivables	(113)	(974)	(1,329)	(214)
Loan receivables	(226)	(2,828)	(9,175)	(1,476)
Prepayments, receivables and other assets	(240)	(354)	(3,567)	(574)
Income tax payable	230	(116)	1,008	162
Escrow money payable	94	976	1,344	216
Accrued expenses, accounts payable and other liabilities	1,332	3,657	3,992	642
Merchant deposits	583	2,338	1,628	262
Deferred revenue and customer advances	128	437	1,606	259

Net cash provided by operating activities	9,275	14,476	26,379	4,242

Cash flows from investing activities:
Decrease (Increase) in short-term investments, net	3,728	2,589	(8,304)	(1,336)
(Increase) Decrease in restricted cash	(2,108)	334	199	32
Decrease (Increase) in trading investment securities, net	167	(12)	(147)	(23)
Acquisitions of available-for-sale and held-to-maturity investment securities	(508)	(60)	(2,972)	(478)
Disposals of available-for-sale investment securities	1,966	26	372	60
Acquisitions of
- Land use rights and construction in progress	(1,419)	(1,457)	(1,491)	(240)
- Other property, equipment and intangible assets	(749)	(1,046)	(3,285)	(528)
Disposals of property and equipment	1	301	—	—
Cash paid for business combinations, net of cash acquired	(191)	(52)	(732)	(118)
Deconsolidation and disposal of subsidiaries, net of cash proceeds	(20)	551	(46)	(7)
Loans to employees, net of repayments	(305)	(344)	(212)	(34)
Acquisitions of equity investees	(761)	(452)	(16,468)	(2,649)
Disposals of equity investees	74	167	89	14

Net cash (used in) provided by investing activities	(125)	545	(32,997)	(5,307)

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

	Year ended March 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
				(Note 2(af))
	(in millions)
Cash flows from financing activities:
Issuance of ordinary shares, including repayment of loan and interest receivable on employee loans for the exercise of ordinary shares	618	16,792	1,638	263
Repurchase of ordinary shares	(2)	(40,111)	(157)	(25)
Issuance of ordinary shares for Partner Capital Investment Plan (Note 8(c))	—	—	442	71
Issuance of Convertible Preference Shares, net of direct incidental fees incurred	—	10,542	—	—
Payment of dividend on Convertible Preference Shares	—	(103)	(208)	(33)
Redemption of Redeemable Preference Shares	—	—	(5,131)	(825)
Acquisitions of shares of Alibaba.com Limited	(419)	—	—	—
Payment for privatization of Alibaba.com Limited	—	(15,134)	—	—
Acquisition of the remaining noncontrolling interest in a subsidiary	—	(335)	(9)	(1)
Dividend paid by a consolidated subsidiary to noncontrolling interests	(9)	—	—	—
Disposals of partial interest in subsidiaries, net of related costs	166	11	—	—
Proceeds from secured borrowings relating to micro loans	229	8,705	53,195	8,557
Repayment of secured borrowings relating to micro loans	(229)	(6,607)	(46,029)	(7,404)
Proceeds from current bank borrowings	827	2,439	681	110
Repayment of current bank borrowings	(706)	(2,584)	(423)	(68)
Proceeds from non-current bank borrowings	—	24,979	30,153	4,850
Repayment of non-current bank borrowings	—	—	(24,788)	(3,988)

Net cash provided by (used in) financing activities	475	(1,406)	9,364	1,507

Effect of exchange rate changes on cash and cash equivalents	(54)	(76)	(97)	(16)

Increase in cash and cash equivalents	9,571	13,539	2,649	426
Cash and cash equivalents at beginning of year	7,286	16,857	30,396	4,890

Cash and cash equivalents at end of year	16,857	30,396	33,045	5,316

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

Supplemental disclosures of cash flow information:

Payment of income taxes

Enterprise income tax paid was RMB461 million, RMB1,469 million and RMB722 million for the years ended March 31, 2012, 2013 and 2014, respectively.

Payment of interest

Interest paid was RMB16 million, RMB912 million and RMB1,220 million for the years ended March 31, 2012, 2013 and 2014, respectively.

Business combinations:

	Year ended March 31,
	2012	2013	2014
	(in millions of RMB)
Cash paid for business combinations	(313)	(100)	(767)
Cash acquired in business combinations	122	48	35

	(191)	(52)	(732)

Major non-cash transactions:

During the year ended March 31, 2012, certain share options were exercised and certain restricted shares were subscribed where the related exercise price or the related subscription price was satisfied by full recourse loans provided by the Company. The amounts of such loans made during the year ended March 31, 2012 totaled RMB716 million. Further details of this non-cash transaction are disclosed in Note 13.

During the year ended March 31, 2013, the Company completed the Initial Repurchase for a total consideration of RMB44.9 billion (US$7.1 billion), of which RMB5.1 billion (US$800 million) was settled by the issuance of the Redeemable Preference Shares to Yahoo (Note 4(a)).

During the years ended March 31, 2013 and 2014, the Company entered into certain non-compete agreements with certain key individuals in exchange for restricted shares, restricted share units and options underlying 400,000 and 7,195,581 ordinary shares of the Company, respectively.

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2012, 2013 AND 2014

1.	Organization and principal activities

Alibaba Group Holding Limited (the “Company”, and where appropriate, the term “Company” also refers to its subsidiaries and variable interest entities as a whole), was incorporated in the Cayman Islands on June 28, 1999. The Company is a holding company and conducts its businesses primarily through its subsidiaries and variable interest entities (“VIEs”). The Company is principally engaged in online and mobile commerce through products, services and technology that enable businesses to operate efficiently and extend their reach to sell to consumers and businesses in the People’s Republic of China (the “PRC” or “China”) and internationally. Major shareholders of the Company include SoftBank Corp. (“SoftBank”) and Yahoo! Inc. (“Yahoo”).

The Company provides retail and wholesale marketplaces available through both personal computer and mobile interfaces in the PRC and internationally. Retail marketplaces and services operated by the Company include (i) the China online shopping destination (“Taobao Marketplace”); (ii) the China brands and retail platform (“Tmall”); (iii) the China group buying site that offers quality products by aggregating demand from consumers mainly through limited time discounted sales (“Juhuasuan”); and (iv) the global consumer marketplace targeting consumers around the world (“AliExpress”). Wholesale marketplaces operated by the Company include the online China wholesale marketplace (“1688.com”) and the online business-to-business marketplace that focuses on global trade among businesses from around the world (“Alibaba.com”). In addition, the Company offers cloud computing services, including elastic computing, database services and storage and large scale computing services, for the Company’s own platforms and the platforms of the Company’s related companies and for use by sellers on the marketplaces and other third-party customers (“Alibaba Cloud Computing”). In addition, the Company makes available online payment processing services (“Payment Services”) on its marketplaces through an arrangement with Alipay.com Co., Ltd. (“Alipay”), the entity operating the Payment Services (Note 4(c)(iii)). The Company derives substantially all of its revenue from the PRC.

Alibaba.com Limited, a subsidiary of the Company which operates Alibaba.com, 1688.com and AliExpress, was listed on the Hong Kong Stock Exchange Limited on November 6, 2007. As of March 31, 2012, 27.2% of the economic interests held by public shareholders were accounted for as noncontrolling interests in the Company’s financial statements. On June 20, 2012, the privatization of Alibaba.com Limited by way of a scheme of arrangement under Section 86 of the Cayman Islands Companies Law was approved and accordingly the listing of the shares of Alibaba.com Limited on the Hong Kong Stock Exchange was withdrawn (Note 4(b)). Following the privatization, Alibaba.com Limited became a wholly-owned subsidiary of the Company.

2.	Summary of significant accounting policies

(a)	Basis of presentation

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

(b)	Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. The Company bases

ALIBABA GROUP HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2012, 2013 AND 2014

2.	Summary of significant accounting policies (Continued)

(b)	Use of estimates (Continued)

its estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

(c)	Consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, including the wholly-foreign owned enterprises (“WFOEs”), and VIEs for which the Company is the primary beneficiary. All transactions and balances among the Company, its subsidiaries and VIEs have been eliminated upon consolidation. The results of subsidiaries and VIEs acquired or disposed of during the year are recorded in the consolidated income statements from the effective date of acquisition or up to the effective date of disposal, as appropriate.

A subsidiary is an entity in which (i) the Company directly or indirectly controls more than 50% of the voting power; or (ii) the Company has the power to appoint or remove the majority of the members of the board of directors or to cast a majority of votes at the meeting of the board of directors or to govern the financial and operating policies of the investee pursuant to a statute or under an agreement among the shareholders or equity holders. A VIE entity is required to be consolidated by the primary beneficiary of the entity if the nominee equity holders in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.

To comply with the PRC laws, rules and regulations that restrict foreign ownership of companies that operate Internet content and other restricted businesses, the Company operates its websites and engages in such restricted services in the PRC through certain PRC domestic companies, whose equity interests are held by certain management members of the Company. The registered capital of these PRC domestic companies was funded by the Company through loans extended to management members. The Company has entered into certain exclusive technical services agreements with these PRC domestic companies, which entitle it to receive a majority of their residual returns and make it obligatory for the Company to absorb a majority of the risk of losses from their activities. In addition, the Company has entered into certain agreements with those management members, including loan agreements that require them to contribute registered capital to those PRC domestic companies, exclusive call option agreements to acquire the equity interests in these companies when permitted by the PRC laws, rules and regulations, equity pledge agreements of the equity interests held by those management members, and proxy agreements that irrevocably authorize individuals designated by the Company to exercise the equity owner’s rights over these PRC domestic companies.

Details of the typical VIE structure of the Company’s significant VIEs, primarily domestic companies associated with the operations of Taobao Marketplace, Tmall, Juhuasuan, 1688.com, Alibaba.com, AliExpress and Alibaba Cloud Computing, are set forth below:

i)	Contracts that give the Company power to direct the activities of VIEs that most significantly impact the entity’s economic performance

Loan agreements

Pursuant to the relevant loan agreements, the respective WFOEs have granted interest-free loans to the relevant nominee equity holders of the VIEs, which may only be used for the purpose of capital

ALIBABA GROUP HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2012, 2013 AND 2014

2.	Summary of significant accounting policies (Continued)

(c)	Consolidation (Continued)

contributions to the relevant VIEs or as may be otherwise agreed by the WFOEs. The WFOEs may require acceleration of repayment at their absolute discretion. When the nominee equity holders of the VIEs make early repayment of the outstanding amount, the WFOEs or a third party designated by the WFOEs may purchase the equity interests in the VIEs at a price equal to the outstanding amount of the loan, subject to any applicable PRC laws, rules and regulations. The nominee equity holders of VIEs undertake not to enter into any prohibited transactions in relation to the VIEs, including the transfer of any business, material assets, intellectual property rights or equity interests in the VIEs to any third party.

Exclusive call option agreements

The nominee equity holders of the VIEs have granted the WFOEs exclusive call options to purchase their equity interest in the VIEs at an exercise price equal to the higher of (i) the registered capital in the VIEs; and (ii) the minimum price as permitted by applicable PRC laws. Each relevant VIE has further granted the relevant WFOE an exclusive call option to purchase its assets at an exercise price equal to the book value of the assets or the minimum price as permitted by applicable PRC laws, whichever is higher. The WFOEs may nominate another entity or individual to purchase the equity interest or assets, if applicable, under the call options. Each call option is exercisable subject to the condition that applicable PRC laws, rules and regulations do not prohibit completion of the transfer of the equity interest or assets pursuant to the call option. Each WFOE is entitled to all dividends and other distributions declared by the VIE, and the nominee equity holders of VIE have agreed to give up their rights to receive any distributions or proceeds from the disposal of their equity interests in the VIE which are in excess of the original registered capital that they contributed to the VIE, and to pay any such distributions or premium to the WFOE. The exclusive call option agreements remain in effect until the equity interest or assets that are the subject of such agreements are transferred to the WFOEs.

Proxy agreements

Pursuant to the relevant proxy agreements, each of the nominee equity holders of the VIEs irrevocably authorizes any person designated by the WFOEs to exercise his rights as an equity holder of the VIEs, including the right to attend and vote at equity holder meetings and appoint directors.

Equity pledge agreements

Pursuant to the relevant equity pledge agreements, the relevant nominee equity holders of the VIEs have pledged all of their interests in the equity of the VIEs as a continuing first priority security interest in favor of the WFOEs to secure the outstanding amounts advanced under the relevant loan agreements described above and to secure the performance of obligations by the VIEs and/or the nominee equity holders of the VIEs under the other structure contracts. Each WFOE is entitled to exercise its right to dispose of the pledged interests in the equity of the VIE and has priority in receiving payment by the application of proceeds from the auction or sale of such pledged interests, in the event of any breach or default under the loan agreement or other structure contracts, if applicable. These equity pledge agreements remain in force for the duration of the relevant loan agreement and other structure contracts. These equity pledges have been registered with the relevant office of the Administrations for Industry and Commerce in the PRC.

ALIBABA GROUP HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2012, 2013 AND 2014

2.	Summary of significant accounting policies (Continued)

(c)	Consolidation (Continued)

ii)	Contracts that enable the Company to receive benefits from the VIEs that could potentially be significant to the VIEs or to absorb losses of the VIEs that could be significant to the VIEs

Exclusive technical services agreements

Each relevant VIE has entered into an exclusive technical services agreement with the respective WFOE, pursuant to which the relevant WFOE provides exclusive technical services to the VIE. In exchange, the VIE pays a service fee to the WFOE which typically constitutes substantially all of the VIE’s pre-tax profit, resulting in a transfer of substantially all of the profits from the VIE to the WFOE.

Other arrangements

The exclusive call option agreements described above also enable the Company to receive substantially all of the economic benefits from the VIEs by typically entitling the WFOEs to all dividends and other distributions declared by the VIEs and to any distributions or proceeds from the disposal by the nominee equity holders of the VIEs of their equity interests in the VIEs that are in excess of the original registered capital that they contributed to the VIEs.

Based on these contractual agreements, the Company believes that the PRC domestic companies as described above should be considered as VIEs because the nominee equity holders do not have significant equity at risk nor do they have the characteristics of a controlling financial interest and the Company is the primary beneficiary of these PRC domestic companies. Accordingly, the Company believes that these VIEs should be consolidated based on the structure as described above.

The following financial information of the VIEs in the PRC was recorded in the accompanying consolidated financial statements:

	As of March 31,
	2012	2013	2014
	(in millions of RMB)
Cash and cash equivalents	1,034	1,157	1,335
Loan receivables	—	1,280	13,159
Total assets	2,560	4,764	18,874
Secured borrowings	—	623	9,264
Amounts due to WFOEs	399	947	920
Total liabilities	3,003	4,211	17,446

	Year ended March 31,
	2012	2013	2014
	(in millions of RMB)
Revenue(i)	1,918	3,088	6,170
Net loss(i)	(147)	(325)	(587)
Net cash used in operating activities	(263)	(134)	(2,642)
Net cash used in investing activities	(120)	(555)	(1,337)
Net cash provided by financing activities	579	812	4,157

(i)	Revenues earned and net loss incurred by the above VIEs are primarily from the businesses of providing display marketing on the Company’s retail marketplaces, cloud computing and Internet infrastructure services, as well as micro loan services to small and medium sized enterprises.

ALIBABA GROUP HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2012, 2013 AND 2014

2.	Summary of significant accounting policies (Continued)

(c)	Consolidation (Continued)

The VIEs did not have any material related party transactions except for those transacted with WFOEs which were eliminated in these consolidated financial statements.

Under the contractual arrangements with the VIEs, the Company has the power to direct activities of the VIEs and can have assets transferred out of the VIEs under its control. Therefore, the Company considers that there is no asset in any of the consolidated VIEs that can be used only to settle obligations of the VIEs, except for registered capital and PRC statutory reserves. As all consolidated VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of the Company for any of the liabilities of the consolidated VIEs.

Currently there is no contractual arrangement which requires the Company to provide additional financial support to the VIEs. However, as the Company conducts its businesses primarily based on the licenses and approvals held by its VIEs, the Company has provided and will continue to provide financial support to the VIEs considering the business requirements of the VIEs, as well as the Company’s own business objectives in the future.

Unrecognized revenue-producing assets held by the VIEs include certain Internet content provision and other licenses, domain names and trademarks. The Internet content provision and other licenses are required under relevant PRC laws, rules and regulations for the operation of Internet businesses in the PRC, and therefore are integral to the Company’s operations. The Internet content provision licenses require that core PRC trademark registrations and domain names are held by the VIEs that provide the relevant services.

(d)	Business combinations and noncontrolling interests

The Company accounts for its business combinations using the acquisition method of accounting in accordance with Accounting Standards Codification (“ASC”) 805 “Business Combinations” (“ASC 805”). The cost of an acquisition is measured as the aggregate of the acquisition date fair values of the assets transferred and liabilities incurred by the Company to the sellers and equity instruments issued. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total costs of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated income statement.

In a business combination achieved in stages, the Company re-measures the previously held equity interest in the acquiree immediately before obtaining control at its acquisition-date fair value and the re-measurement gain or loss, if any, is recognized in the consolidated income statement.

For the Company’s majority-owned subsidiaries and VIEs, a noncontrolling interest is recognized to reflect the portion of their equity which is not attributable, directly or indirectly, to the Company. Consolidated net income (loss) on the consolidated income statements includes the net income (loss) attributable to noncontrolling interests. The cumulative results of operations attributable to noncontrolling interests, along with adjustments for share-based compensation expense arising from outstanding share-based awards relating to subsidiaries’ shares, are recorded as noncontrolling interests in the Company’s consolidated balance sheets. Cash flows related to transactions with noncontrolling interests are presented under financing activities in the consolidated statements of cash flows.

ALIBABA GROUP HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2012, 2013 AND 2014

2.	Summary of significant accounting policies (Continued)

(e)	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker, which is a strategic committee comprised of members of the Company’s management team. In the respective periods presented, the Company had one single operating and reportable segment, namely the provision of online and mobile commerce and related services. Although the online and mobile commerce and related services consist of different business units of the Company, information provided to the chief operating decision-maker is at the revenue level and the Company does not allocate operating costs or assets across business units, as the chief operating decision-maker does not use such information to allocate resources or evaluate the performance of the business units. Details of the Company’s revenue are set out in Note 5. As the Company’s long-lived assets are substantially all located in the PRC and substantially all of the Company’s revenue is derived from within the PRC, no geographical information is presented.

(f)	Foreign currency translation

The functional currency of the Company is the United States Dollar (“US$”) and reporting currency of the Company is Renminbi (“RMB”). The Company’s subsidiaries and VIEs with operations in the PRC, Hong Kong, United States and other jurisdictions use their respective currencies as their functional currencies. The financial statements of the Company’s subsidiaries and VIEs, other than the subsidiaries and VIEs with the functional currency of RMB, are translated into RMB using the exchange rate as of the balance sheet date for assets and liabilities and average exchange rate for the year for income and expense items. Translation gains and losses are recorded in accumulated other comprehensive income or loss as a component of shareholders’ equity.

In the financial statements of the Company’s subsidiaries and VIEs, transactions in currencies other than the functional currency are measured and recorded in the functional currency using the exchange rate in effect at the date of the transaction. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the functional currency are translated into the functional currency using the exchange rate at the balance sheet date. All gains and losses arising from foreign currency transactions are recorded in the determination of net income or loss during the year in which they occur.

(g)	Revenue recognition

Revenue principally represents online marketing services revenue, commissions on transactions, membership and storefront fees and cloud computing services revenue. Revenue comprises the fair value of the consideration received or receivable for the provision of services in the ordinary course of the Company’s activities and is recorded net of value added tax (“VAT”). Consistent with the criteria of ASC 605 “Revenue Recognition” (“ASC 605”), the Company recognizes revenue when the following four revenue recognition criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been provided, (iii) the selling price is fixed or determinable, and (iv) collectability is reasonably assured.

Revenue arrangements with multiple deliverables are divided into separate units of accounting. The arrangement consideration is allocated at the inception of the arrangement to each element based on their relative fair values for revenue recognition purposes. The consideration is allocated to each element using vendor-specific objective evidence or third-party evidence of the standalone selling price for each deliverable, or if neither type of evidence is available, using management’s best estimate of selling price.

ALIBABA GROUP HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2012, 2013 AND 2014

2.	Summary of significant accounting policies (Continued)

(g)	Revenue recognition (Continued)

Revenue arrangements with multiple deliverables primarily relate to the sale of membership packages and online marketing services on the international wholesale marketplace, which are not material to the Company’s total revenue.

In accordance with ASC 605, the Company evaluates whether it is appropriate to record the gross amount of product sales and related costs or the net amount earned as commissions. When the Company is primarily obligated in a transaction, is subject to inventory risk, has latitude in establishing prices and selecting suppliers, or has several but not all of these indicators, revenue is recorded on a gross basis. When the Company is not the primary obligor, does not bear the inventory risk and does not have the ability to establish the price, revenue is recorded on a net basis.

When services are exchanged or swapped for other services, the exchange is regarded as a revenue-generating transaction unless such exchange was made for services of a similar nature and value, which is not regarded as a revenue-generating transaction. The revenue is measured at the fair value of the services received, adjusted by the amount of any cash or cash equivalents transferred. When the fair value of the services received cannot be measured reliably, the revenue is measured at the fair value of the services provided in a barter transaction, by reference to non-barter transactions involving similar services, adjusted by the amount of any cash or cash equivalents transferred. The amount of revenue recognized for barter transactions was insignificant for each of the periods presented.

Revenue recognition policies for each type of service are analyzed as follows:

Online marketing services revenue

The Company receives service fees from merchants on the retail and wholesale marketplaces for pay for performance (“P4P”) marketing services, display marketing and placement services on the Company’s marketplaces and certain third party marketing affiliates’ websites.

P4P marketing services allow merchants to bid for keywords that match product or service listings appearing in search or browser results. Merchants prepay for P4P marketing services and the related revenue is recognized when a user clicks their product or service listings. The positioning of such listings and the price for such positioning are determined through an online auction system, which facilitates price discovery through a market-based mechanism. P4P marketing service revenue from both the Company’s marketplaces and third-party marketing affiliates’ websites are recorded on a gross basis principally because the Company is the primary obligor to the merchants in the arrangement.

Display marketing allows merchants to place advertisements in particular areas of a web page, at fixed prices or prices established by a real-time bidding system, in particular formats and over particular periods of time. Display marketing revenue is generally recognized ratably over the period in which the advertisement is displayed or when an advertisement appears on pages clicked or viewed by users, and only if collection of the resulting receivable is probable. Display marketing revenue is recorded on a gross basis principally because the Company is the primary obligor to the merchants in the arrangement.

The Company receives placement services fees from merchants on promotional slots for a specified period on the Company’s Juhuasuan marketplace and recognizes those fees as revenue when the underlying promotional services are provided.

In addition, the Company offers the Taobaoke program which generates commissions from merchants for transactions settled through Alipay and completed by buyers sourced from certain third party marketing

ALIBABA GROUP HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2012, 2013 AND 2014

2.	Summary of significant accounting policies (Continued)

(g)	Revenue recognition (Continued)

affiliates’ websites. A significant portion of such commission is shared with the third party marketing affiliates and the Company’s portion of commission revenue is recognized at the time when the underlying transaction is completed and is recorded on a net basis principally because the Company is not the primary obligor as it does not have latitude in establishing prices or does not have inventory risk. Such commissions earned by the Company are typically determined using a fixed percentage of the fee in the arrangement.

Commissions on transactions

The Company earns commissions from merchants when transactions are completed and settled through Alipay on certain retail marketplaces of the Company. Such commissions are generally determined as a percentage based on the value of merchandise being sold by the merchants. Revenue related to commissions is recognized in the consolidated income statements at the time when the underlying transaction is completed.

Membership and storefront fees

The Company earns membership revenue from sellers in respect of the sale of membership packages and subscriptions which allow them to host premium storefronts on the Company’s wholesale marketplaces. The Company also earns revenue from merchants who subscribe to Wangpu, the Company’s storefront software that includes a suite of tools that assist sellers in upgrading, decorating and managing their storefronts on retail marketplaces. These service fees are paid in advance for a specific contracted service period. All these fees are initially deferred when received and revenue is recognized ratably over the term of the respective service contracts as the services are provided.

Cloud computing and Internet infrastructure revenue

The Company earns revenue from cloud computing and Internet infrastructure from the provision of services such as elastic computing, database services and storage and large scale computing services, as well as web hosting and domain name registration. Revenue is recognized at the time when the services are provided or ratably over the term of the service contracts as appropriate.

Interest and other income

Interest income on micro loans (Note 2(r)) is recognized as revenue using the effective interest rate method which is reviewed and adjusted periodically based on changes in estimated cash flows. Other interest income is recognized on a time-proportion basis using the effective interest method, and is classified as “interest and investment income” in the consolidated income statements. Other than the above, receipts of fees in respect of all other incidental services provided by the Company are recognized when services are delivered and the amounts relating to such incidental services are not material to the Company’s total revenue.

(h)	Cost of revenue

Cost of revenue consists primarily of payment processing fees, traffic acquisition costs, expenses associated with the operation of the Company’s websites, such as bandwidth and co-location fees, depreciation and maintenance costs for computers, servers, call centers and other equipment, staff costs and share-based compensation expense, unit-volume driven rebates, business tax and related surcharges, allowance for doubtful accounts in relation to the micro loans and other related incidental expenses that are directly

ALIBABA GROUP HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2012, 2013 AND 2014

2.	Summary of significant accounting policies (Continued)

(h)	Cost of revenue (Continued)

attributable to the Company’s principal operations. Following recent reforms of PRC tax laws, business tax is gradually being replaced by VAT, which is recorded as a reduction of revenue, starting from the year ended March 31, 2013.

(i)	Product development expenses

Product development expenses consist primarily of staff costs and share-based compensation expense and other related incidental expenses that are directly attributable to the development, maintenance and enhancement of the infrastructure, applications, operating systems, software, database and network for the Company’s marketplaces, mobile products as well as transaction and service platforms. In addition, royalty fees accrued and paid to Yahoo are recorded as part of product development expenses (Note 21).

The Company expenses all costs that are incurred in connection with the planning and implementation phases of development and costs that are associated with repair or maintenance of the existing websites or the development of software and website content. Costs incurred in the development phase are capitalized and amortized over the estimated product life. However, since the inception of the Company, the amount of costs qualifying for capitalization has been insignificant and as a result, all website and software development costs have been expensed as incurred.

(j)	Sales and marketing expenses

Sales and marketing expenses consist primarily of online and offline marketing expenses, promotion expenses, sales commissions, staff costs and share-based compensation expense and other related incidental expenses that are incurred directly to attract or retain buyers and sellers for the Company’s marketplaces.

The Company expenses the costs of producing advertisements at the time production occurs, and expenses the costs of delivering advertisements in the period in which the advertising space or airtime is used. Advertising and promotional expenses totaled RMB938 million, RMB1,312 million and RMB2,022 million during the years ended March 31, 2012, 2013 and 2014, respectively.

(k)	Share-based compensation

Share-based awards granted to the Company’s employees are measured at fair value on grant date and share-based compensation expense is recognized (i) immediately at the grant date if no vesting conditions are required, or (ii) using the accelerated attribution method, net of estimated forfeitures, over the requisite service period. The fair value of share options is determined using the Black-Scholes valuation model and the fair value of restricted shares and restricted share units (“RSUs”) is determined with reference to the fair value of the underlying shares. Share-based awards granted to non-employees are initially measured at fair value on the grant date and re-measured at each reporting date through the vesting date. Such value is recognized as expense over the respective service period, net of estimated forfeitures. Share-based compensation expense, when recognized, is charged to the consolidated income statements with the corresponding entry to additional paid-in capital or noncontrolling interests as disclosed in Note 2(d).

At each date of measurement, the Company reviews internal and external sources of information to assist in the estimation of various attributes to determine the fair value of the share-based awards granted by the Company, including but not limited to the fair value of the underlying shares, expected life, expected volatility and expected forfeiture rates. As the Company is a private company, the sources utilized to

ALIBABA GROUP HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2012, 2013 AND 2014

2.	Summary of significant accounting policies (Continued)

(k)	Share-based compensation (Continued)

determine those attributes at the date of measurement are subjective in nature and require the Company to use judgment in applying such information to the share valuation models. The Company is required to consider many factors and make certain assumptions during this assessment. If any of the assumptions used to determine the fair value of the share-based awards changes significantly, share-based compensation expense may differ materially in the future from that recorded in the current reporting period.

(l)	Other employee benefits

The Company’s subsidiaries and VIEs in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain retirement, medical and other welfare benefits are provided to employees. The relevant labor regulations require the Company’s subsidiaries in the PRC to pay the local labor and social welfare authorities monthly contributions at a stated contribution rate based on the monthly basic compensation of qualified employees. The relevant local labor and social welfare authorities are responsible for meeting all retirement benefits obligations and the Company’s subsidiaries in the PRC have no further commitments beyond their monthly contributions. The contributions to the plan are expensed as incurred. During the years ended March 31, 2012, 2013 and 2014, contributions to such plan amounting to RMB693 million, RMB816 million and RMB974 million, respectively, were charged to the consolidated income statements.

The Company also makes payments to other defined contribution plans for the benefit of employees employed by subsidiaries outside the PRC. Amounts contributed during the years ended March 31, 2012, 2013 and 2014 were insignificant.

(m)	Income taxes

The Company accounts for income taxes using the liability method, under which deferred income taxes are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized as income or expense in the period that includes the enactment date. Valuation allowance is provided on deferred tax assets to the extent that it is more likely than not that the asset will not be realizable in the foreseeable future.

Deferred taxes are also recognized on the undistributed earnings of subsidiaries, which are presumed to be transferred to the parent company and are subject to withholding taxes, unless there is sufficient evidence to show that the subsidiary has invested or will invest the undistributed earnings indefinitely or that the earnings will be remitted in a tax-free liquidation.

The Company adopts ASC 740-10-25 “Income Taxes” which prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures. The Company did not have significant unrecognized uncertain tax positions or any unrecognized liabilities, interest or penalties associated with unrecognized tax benefit as of and for the years ended March 31, 2012, 2013 and 2014.

ALIBABA GROUP HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2012, 2013 AND 2014

2.	Summary of significant accounting policies (Continued)

(n)	Government grants

For government grants that are non-operating in nature and with no further conditions to be met, the amounts are recognized as income in other income, net when received. For government grants that contain certain operating conditions, the amounts are recorded as liabilities when received, and are recognized in the consolidated income statements as a reduction of the related costs for which the grants are intended to compensate when the conditions are met.

(o)	Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Rentals applicable to such operating leases are charged to the consolidated income statements on a straight-line basis over the lease term.

(p)	Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity of three months or less, when purchased, to be cash equivalents. Cash and cash equivalents of the Company primarily represent bank deposits, fixed deposits with maturities less than three months and investments in money market funds. As of March 31, 2012, 2013 and 2014, the Company had certain amounts of cash held in accounts managed by Alipay in connection with the provision of online and mobile commerce and related services for a total amount of RMB760 million, RMB898 million and RMB1,294 million, respectively, which have been classified as cash and cash equivalents on the balance sheets.

(q)	Short-term investments

Short-term investments consist primarily of investments in fixed deposits with maturities between three months and one year.

(r)	Loan receivables and secured borrowings

Loan receivables consist primarily of micro loans services to small and medium size enterprises that are merchants on the Company’s marketplaces. Such amounts are recorded at the principal amount less allowance for doubtful accounts relating to micro loans, and include accrued interest receivable as of the balance sheet date. Allowance for doubtful accounts relating to micro loans represents the Company’s best estimate of the losses inherent in the outstanding portfolio of loans. The loan periods extended by the Company to the merchants generally range from 7 days to 360 days. Judgement is required to determine the allowance amounts and whether such amounts are adequate to cover potential bad debts, and periodic reviews are performed to ensure such amounts continue to reflect the best estimate of the losses inherent in the outstanding portfolio of debts. As of March 31, 2012, 2013 and 2014, allowance for doubtful accounts relating to micro loans amounted to RMB12 million, RMB190 million and RMB622 million, respectively. For the years ended March 31, 2012, 2013 and 2014, the charge-offs and recoveries in relation to the allowance for doubtful accounts relating to micro loans were insignificant.

The Company has entered into arrangements with certain third party financial institutions under which the Company has transferred the legal titles or economic benefits in certain loan receivables in exchange for cash proceeds. The Company continues to provide management, administration and collection services on the transferred loan receivables and is subject to certain provisions which require the Company to absorb a

ALIBABA GROUP HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2012, 2013 AND 2014

2.	Summary of significant accounting policies (Continued)

(r)	Loan receivables and secured borrowings (Continued)

portion of the losses incurred in the outstanding portfolio of loan receivables in the event of default. The Company is considered to have retained control over the transferred loan receivables due to the existence of such provisions, and accordingly such loan receivables did not meet the requirements for asset derecognition. Accordingly, the Company recognizes such loan receivables as pledged assets, and the proceeds received from the transfers are recognized as secured borrowings. Such pledged assets recorded in loan receivables amounted to nil, RMB2,429 million and RMB10,217 million as of March 31, 2012, 2013 and 2014, respectively.

(s)	Investment securities

The classification of investment securities is based on the Company’s intent, which is re-evaluated at each balance sheet date, with respect to those securities. Investment securities classified as trading securities, comprising of listed equity securities and financial derivatives such as warrants and equity swaps used as market access products to invest in listed equity securities in the PRC, are carried at fair value with realized or unrealized gains and losses recorded in the consolidated income statements. The securities that the Company has positive intent and ability to hold to maturity are classified as held-to-maturity securities and stated at amortized cost. Other investment securities classified as available-for-sale are carried at fair value with unrealized gains and losses recorded in accumulated other comprehensive income (loss) as a component of shareholders’ equity. Realized gains and losses and provision for decline in value judged to be other than temporary, if any, are recognized in the consolidated income statements. In computing realized gains and losses on available-for-sale securities, the Company determines cost based on amounts paid, including direct costs such as commissions to acquire the security, using the average cost method. Other than the above, the Company has applied the fair value option for a convertible bond subscribed during the year ended March 31, 2014. Such fair value option permits the irrevocable fair value option election on an instrument-by-instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. The convertible bond accounted for under the fair value option is carried at fair value with realized or unrealized gains and losses recorded in the consolidated income statements. Interest income is recognized using the effective interest rate method which is reviewed and adjusted periodically based on changes in estimated cash flows. Dividend income is recognized when the right to receive the payment is established.

(t)	Land use rights

Land use rights represent lease prepayments to the local Bureau of Land and Resources. Land use rights are carried at cost less accumulated amortization and impairment losses. Amortization is provided to write off the cost of lease prepayments on a straight-line basis over the period of the right which is 40 - 70 years.

ALIBABA GROUP HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2012, 2013 AND 2014

2.	Summary of significant accounting policies (Continued)

(u)	Property and equipment

Property and equipment are stated at cost less accumulated depreciation and amortization less any provision required for impairment in value. Depreciation and amortization are computed using the straight-line method with no residual value based on the estimated useful lives of the various classes of assets, which range as follows:

Computer equipment and software	3 - 5 years
Furniture, office and transportation equipment	3 - 5 years
Buildings	20 - 50 years
Leasehold improvements	shorter of remaining lease period or estimated useful life

Construction in progress represents buildings and related premises under construction, which is stated at actual construction cost less any impairment loss. Construction in progress is transferred to the respective category of property and equipment when completed and ready for its intended use.

Costs of repairs and maintenance are expensed as incurred and asset improvements are capitalized. The cost and related accumulated depreciation and amortization of assets disposed of or retired are removed from the accounts, and any resulting gain or loss is reflected in the consolidated income statements.

(v)	Goodwill

Goodwill represents the excess of the purchase consideration over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed of the acquired entity as a result of the Company’s acquisitions of interests in its subsidiaries and VIEs. Goodwill is not amortized but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. The Company first assesses qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. In the qualitative assessment, the Company considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. Based on the qualitative assessment, if it is more likely than not that the fair value of each reporting unit is less than the carrying amount, the quantitative impairment test is performed.

In performing the two-step quantitative impairment test, the first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for the purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets, liabilities and goodwill to reporting units, and determining the fair value of each reporting unit.

ALIBABA GROUP HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2012, 2013 AND 2014

2.	Summary of significant accounting policies (Continued)

(w)	Intangible assets

Intangible assets acquired through business acquisitions are recognized as assets separate from goodwill if they satisfy either the “contractual-legal” or “separability” criterion. Purchased intangible assets and intangible assets arising from the acquisitions of subsidiaries and VIE subsidiaries are recognized and measured at fair value upon acquisition. Separately identifiable intangible assets that have determinable lives continue to be amortized over their estimated useful lives using the straight-line method as follows:

User base and customer relationships	2 - 6 years
Trade names, trademarks and domain names	5 - 12 years
Existing technology	2 - 5 years
Non-compete agreements	over the contracted term from 4 - 6 years

Separately identifiable intangible assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of any impairment loss for identifiable intangible assets is based on the amount by which the carrying amount of the assets exceeds the fair value of the asset.

(x)	Impairment of long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. No impairment of long-lived assets other than investment in equity investees, intangible assets and goodwill was recognized for the years ended March 31, 2012, 2013 and 2014.

(y)	Investment in equity investees

Equity investments represent the Company’s investments in privately held companies and listed securities. The Company applies the equity method to account for an equity investment, in common stock or in-substance common stock, according to ASC 323 “Investment — Equity Method and Joint Ventures”, over which it has significant influence but does not own a majority equity interest or otherwise control.

An investment in in-substance common stock is an investment in an entity that has risk and reward characteristics that are substantially similar to that entity’s common stock. The Company considers subordination, risks and rewards of ownership and obligation to transfer value when determining whether an investment in an entity is substantially similar to an investment in that entity’s common stock.

For other equity investments that are not considered as debt securities or equity securities that have readily determinable fair values and over which the Company neither has significant influence nor control through investment in common stock or in-substance common stock, the cost method is used.

Under the equity method, the Company’s share of the post-acquisition profits or losses of the equity investee is recognized in the consolidated income statements and its share of post-acquisition movements in accumulated other comprehensive income is recognized in shareholders’ equity. The Company records its share of the results of such equity investees on a one quarter in arrears basis. The excess of the carrying

ALIBABA GROUP HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2012, 2013 AND 2014

2.	Summary of significant accounting policies (Continued)

(y)	Investment in equity investees (Continued)

amount of the investment over the underlying equity in net assets of the equity investee represents goodwill and intangible assets acquired. When the Company’s share of losses in the equity investee equals or exceeds its interest in the equity investee, the Company does not recognize further losses, unless the Company has incurred obligations or made payments or guarantees on behalf of the equity investee.

Under the cost method, the Company carries the investment at cost and recognizes income to the extent of dividends received from the distribution of the equity investee’s post-acquisition profits.

The Company continually reviews its investments in equity investees to determine whether a decline in fair value below the carrying value is other than temporary. The primary factors the Company considers in its determination are the length of time that the fair value of the investment is below the Company’s carrying value; the financial condition, operating performance and the prospects of the equity investee; and other company specific information such as recent financing rounds. If the decline in fair value is deemed to be other than temporary, the carrying value of the equity investee is written down to fair value. Impairment charges of RMB71 million, RMB245 million and RMB119 million were recorded in interest and investment income, net in the consolidated income statements for the years ended March 31, 2012, 2013 and 2014, respectively.

(z)	Interest rate swaps

In accordance with ASC 815 “Derivatives and Hedging”, all contracts that meet the definition of a derivative should be recognized on the consolidated balance sheets as either assets or liabilities and recorded at fair value. Changes in the fair value of interest rate swaps are either recognized periodically in the consolidated income statements or in other comprehensive income depending on the use of the interest rate swaps and whether it qualifies for hedge accounting and is so designated.

Interest rate swaps designated as hedging instruments to hedge against the cash flows attributable to recognized assets or liabilities or forecast payments may qualify as cash flow hedges. During the year ended March 31, 2014, the Company entered into interest rate swaps contracts to swap floating interest payments related to certain borrowings for fixed interest payments to hedge the interest rate risk associated with certain forecasted payments and obligations. The effective portion of changes in the fair value of interest rate swaps that are designated and qualify as cash flow hedges is recognized in accumulated other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in interest and investment income (loss), net in the consolidated income statements. Amounts accumulated are removed from accumulated other comprehensive income and recognized in the consolidated income statements in the periods when the underlying hedged transactions (interest payments) affect the consolidated income statements. The fair value of the hedging instruments held by the Company was nil, nil and RMB36 million as of March 31, 2012, 2013 and 2014, respectively, and is recorded in prepayments, receivables and other assets in the consolidated balance sheets.

Changes in the fair value of interest rate swaps not qualified for hedge accounting are reported in consolidated income statements. The estimated fair value of interest rate swaps is determined at discrete points in time based on the relevant market information. These estimates are calculated with reference to the market rates using industry standard valuation techniques. The fair value of the interest rate swaps not qualified for hedge accounting held by the Company was nil, nil and RMB102 million as of March 31, 2012, 2013 and 2014, respectively, and is recorded in prepayment, receivables and other assets in the consolidated balance sheets. The gain on the fair value change of the interest rate swaps not qualified for

ALIBABA GROUP HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2012, 2013 AND 2014

2.	Summary of significant accounting policies (Continued)

(z)	Interest rate swaps (Continued)

hedge accounting held by the Company was nil, nil, and RMB102 million for the years ended March 31, 2012, 2013 and 2014, respectively and such amounts were recorded in interest and investment income (loss), net in the consolidated income statements.

(aa)	Merchant deposits

The Company collects deposits, representing an annual upfront service fee from merchants on Tmall at the beginning of each calendar year. These deposits are initially recorded as a liability by the Company. Such deposits are refundable to a merchant depending on the level of sales volume that is generated by that merchant on Tmall during the period. If the transaction volume target is not met at the end of each calendar year, the relevant deposits will be non-refundable and such portion of the deposits is recognized as revenue in the consolidated income statements.

(ab)	Deferred revenue and customer advances

Deferred revenue and customer advances represent service fees received from customers that relate to services to be provided in the future. Deferred revenue, mainly relating to membership and storefront fees, is stated at the amount of service fees received less the amount previously recognized as revenue upon the provision of the respective services over the terms of the respective service contracts.

(ac)	Treasury shares

The Company accounts for treasury shares using the cost method. Under this method, the cost incurred to purchase the shares is recorded in the treasury shares account on the consolidated balance sheets. At retirement, the ordinary shares account is charged only for the aggregate par value of the shares. The excess of the acquisition cost of treasury shares over the aggregate par value is allocated between additional paid-in capital (up to the amount credited to the additional paid-in capital upon original issuance of the shares) and retained earnings. The treasury shares account includes 15,000,000, 15,000,000 and 33,000,000 ordinary shares issued to subsidiaries of the Company for the purpose of certain equity investment plans for management, which were issued at par value, as of March 31, 2012, 2013 and 2014, respectively.

(ad)	Subscription receivables

The Company made available loans to certain employees of the Company and its related companies in order to finance their exercise of share options and subscription for ordinary shares of the Company (Note 13). The participants of all such loans above have pledged the ownership of their ordinary shares or restricted shares as security for these loans. For accounting purposes, loans outstanding with respect to the exercise of vested options and share subscription are recorded as subscription receivables in equity. Further, unvested options that were exercised are recorded as other current liabilities and they are transferred to equity upon vesting.

(ae)	Statutory reserves

In accordance with the relevant regulations and their articles of association, subsidiaries of the Company incorporated in the PRC are required to allocate at least 10% of their after-tax profit determined based on the PRC accounting standards and regulations to the general reserve until such reserve has reached 50% of

ALIBABA GROUP HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2012, 2013 AND 2014

2.	Summary of significant accounting policies (Continued)

(ae)	Statutory reserves (Continued)

the relevant subsidiary’s registered capital. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the respective board of directors of the subsidiaries. These reserves can only be used for specific purposes and are not transferable to the Company in the form of loans, advances or cash dividends. During the years ended March 31, 2012, 2013 and 2014, appropriations to the general reserve amounted to RMB373 million, RMB241 million and RMB1,137 million, respectively. No appropriations to the enterprise expansion fund and staff welfare and bonus fund have been made by the Company.

(af)	Convenience translation

Translations of balances in the consolidated balance sheet, consolidated income statement, consolidated statement of comprehensive income and statement of cash flows from RMB into US$ as of and for the year ended March 31, 2014 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.2164, representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on March 31, 2014. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on March 31, 2014, or at any other rate.

(ag)	Pro forma information (unaudited)

The unaudited pro forma balance sheet information as of March 31, 2014 assumes the automatic conversion of all of the outstanding Convertible Preference Shares into 91,243,243 ordinary shares.

Unaudited pro forma basic and diluted earnings per share is computed by dividing net income by the weighted average number of ordinary shares outstanding for the periods plus the number of ordinary shares resulting from the assumed conversion of all of the outstanding Convertible Preferred Shares upon the closing of the initial public offering of the Company’s ordinary shares as if such conversion had occurred at the beginning of the periods, or when the Convertible Preference Shares were issued, if later.

3.	Recent accounting pronouncements

In July 2012, the FASB issued revised guidance on “Testing Indefinite-Lived Intangible Assets for Impairment.” The revised guidance provides an entity the option first to assess qualitative factors to determine whether the existence of events and circumstances indicates that it is more likely than not that an indefinite-lived intangible asset is impaired. If, after assessing the totality of events and circumstances, an entity concludes that it is not more likely than not that the indefinite-lived intangible asset is impaired, then the entity is not required to take further action. However, if an entity concludes otherwise, then it is required to determine the fair value of the indefinite-lived intangible asset and perform a quantitative impairment test by comparing the fair value with the carrying amount in accordance with U.S. GAAP. The revised guidance was adopted by the Company beginning in the year ended March 31, 2014. This revised guidance does not have a material effect on the Company’s financial position, results of operations or cash flows.

In February 2013, the FASB issued revised guidance on “Comprehensive Income: Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income.” The revised guidance does not change the current requirements for reporting net income or other comprehensive income in financial statements. However, the revised guidance requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present,

ALIBABA GROUP HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2012, 2013 AND 2014

3.	Recent accounting pronouncements (Continued)

either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. The revised guidance was early adopted by the Company beginning in the year ended March 31, 2012. The revised guidance does not have a material effect on the Company’s financial position, results of operations or cash flows.

In July 2013, the FASB issued ASU 2013-11, “Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists,” which provides that a liability related to an unrecognized tax benefit would be presented as a reduction of a deferred tax asset for a net operating loss carryforward, a similar tax loss or a tax credit carryforward if such settlement is required or expected in the event the uncertain tax position is disallowed. The new guidance is effective prospectively for the Company for the year ending March 31, 2015. The new guidance will not have a material effect on the Company’s financial position, results of operations or cash flows.

In April 2014, the FASB issued ASU 2014-08, “Reporting of Discontinued Operations and Disclosures of Disposals of Components of an Entity,” which provides a narrower definition of discontinued operations than under existing U.S. GAAP. ASU 2014-08 requires that only a disposal of a component of an entity, or a group of components of an entity, that represents a strategic shift that has, or will have, a major effect on the reporting entity’s operations and financial results should be reported in the financial statements as discontinued operations. ASU 2014-08 also provides guidance on the financial statement presentations and disclosures of discontinued operations. The new guidance is effective prospectively for the Company to all new disposals of components and new classification as held for sale beginning April 1, 2015. The Company is evaluating the effects, if any, of the adoption of this guidance will have on the Company’s financial position, results of operations or cash flows.

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers,” which supersedes the revenue recognition requirements in “Topic 605, Revenue Recognition” and requires entities to recognize revenue in a way that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new guidance is effective retrospectively for the Company for the interim reporting period ending June 30, 2017, with early application not permitted. The Company is evaluating the existing revenue recognition policies to determine whether any contracts in the scope of the guidance will be affected by the new requirements.

4.	Significant acquisition and equity transactions

(a)	Initial Repurchase of Ordinary Shares from Yahoo

In September 2012, the Company completed the repurchase of 523 million ordinary shares from Yahoo for a total consideration of US$7.1 billion (RMB44.9 billion) (the “Initial Repurchase”). Out of the total consideration, US$6.3 billion (RMB39.8 billion) was paid in cash and the balance was settled in preference shares of the Company with a liquidation preference amount of US$800 million (RMB5.1 billion) (the “Redeemable Preference Shares”). The shares repurchased from Yahoo were subsequently retired by the Company during the year ended March 31, 2013. Further, the repurchase agreement was amended to provide that upon a qualified initial public offering of the Company meeting certain specified criteria (a “Qualified

ALIBABA GROUP HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2012, 2013 AND 2014

4.	Significant acquisition and equity transactions (Continued)

(a)	Initial Repurchase of Ordinary Shares from Yahoo (Continued)

IPO”), Yahoo must sell or transfer, at the Company’s election, up to 208 million ordinary shares (prior to such amendment, 261.5 million ordinary shares) either in the Qualified IPO or to the Company at the initial public offering price per share in the Qualified IPO less certain specified fees and commissions.

The holders of the Redeemable Preference Shares were entitled to cumulative, semi-annual dividends at a rate of up to 10% per annum, subject to certain adjustments tied to the credit assessment of the Company, with at least 3% per annum payable in cash on pre-determined dividend payment dates and the remaining amount accrued to the liquidation preference. The Redeemable Preference Shares were redeemable at an amount equal to the liquidation preference plus accrued and unpaid dividends at the Company’s option at any time, and were mandatorily redeemable at the earlier of the tenth anniversary of the closing date of their issuance or the occurrence of certain specified events. The Redeemable Preference Shares had no voting rights and are not convertible into ordinary shares. For accounting purposes, the Redeemable Preference Shares were classified as liabilities because they are mandatorily redeemable by the Company. Dividends on the Redeemable Preference Shares amounting to RMB271 million and RMB96 million for the year ended March 31, 2013 and 2014, respectively, were recognized as interest expense in the consolidated income statements and credited to accrued expenses, accounts payable and other current liabilities on the balance sheets. Any accrued and unpaid dividends not being settled in cash are to be reclassified to the carrying value of the Redeemable Preference Shares on the pre-determined dividend payment dates. The Redeemable Preference Shares were subsequently redeemed in May 2013.

Concurrent with the closing of the Initial Repurchase, the Company and Yahoo amended the existing Technology and Intellectual Property Licensing Agreement (“TIPLA”), pursuant to which the Company made a lump sum payment in the amount of US$550 million (RMB3,487 million) to Yahoo. Under the amended agreement, the existing royalty payment arrangement now continues until the fourth anniversary of the effective date of the amendment, unless a Qualified IPO is consummated at an earlier date which would terminate the royalty payment arrangement upon the consummation of a Qualified IPO. The lump sum payment of US$550 million (RMB3,487 million) was recognized as an expense in full immediately.

The Initial Repurchase and the lump sum royalty payment described above were financed by the Redeemable Preference Shares as well as by (i) the issuance of ordinary shares of the Company for total proceeds of US$2.6 billion (RMB16.4 billion); (ii) the issuance of convertible preference shares of the Company with a liquidation preference of US$1.7 billion (RMB10.7 billion) (the “Convertible Preference Shares”), net of issuance cost of RMB157 million; (iii) certain loan facilities obtained by the Company (Note 20); and (iv) existing cash of the Company.

The Convertible Preference Shares are redeemable at an amount equal to their liquidation preference plus accrued and unpaid dividends at the Company’s option at any time subsequent to the first anniversary of the issue date if certain conditions are met, and are mandatorily redeemable on the fifth anniversary of the issue date unless previously redeemed. The holders of the Convertible Preference Shares are entitled to semi-annual dividends at a pre-determined rate until such shares are redeemed. Such dividend rate shall be 2.0% per annum prior to the second anniversary of the issuance date, 5.0% per annum commencing on the second anniversary of the issuance date until the mandatory redemption date, and 8.0% per annum thereafter until the Convertible Preference Shares are redeemed or converted into ordinary shares. The Convertible Preference Shares are convertible at the holder’s option at any time at an initial conversion price of US$18.50 per share subject to certain adjustments, and shall be mandatorily converted concurrently with the closing of a qualified IPO as defined in the Convertible Preference Share purchase agreement. The holders of such shares have no voting rights. The Convertible Preference Shares are classified in the mezzanine section

ALIBABA GROUP HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2012, 2013 AND 2014

4.	Significant acquisition and equity transactions (Continued)

(a)	Initial Repurchase of Ordinary Shares from Yahoo (Continued)

between liabilities and equity on the balance sheets due to their mandatory redemption provision. Costs incurred in connection with the issuance of the Convertible Preference Shares are recorded as a reduction of the related proceeds received, and the related accretion will be charged against additional paid-in capital over the period from the issuance date until the mandatory redemption date of such shares.

As part of the Initial Repurchase, the Company agreed to reimburse Yahoo in the event PRC tax is imposed on the capital gains earned by Yahoo in connection with the Initial Repurchase, equal to the lesser of (i) one half of the excess of (a) such PRC tax liability over (b) certain tax credits which Yahoo can utilize to reduce the amount of tax imposed in the United States, and (ii) US$100 million (RMB622 million). As of March 31, 2013 and 2014, given the uncertainty in interpretation of the applicability of PRC tax on the Initial Repurchase, the Company has determined that the amount of such payment is not reasonably estimable. As such, the Company has not accrued for any contingent loss in connection with this arrangement as of March 31, 2013 and 2014.

(b)	Privatization and other share repurchase transactions related to Alibaba.com Limited

In May 2012, the proposal to privatize Alibaba.com Limited by way of a scheme of arrangement under Section 86 of the Cayman Islands Companies Law was approved by a sufficient majority of the independent shareholders of Alibaba.com Limited. As part of the privatization, all outstanding shares of Alibaba.com Limited, other than those held by the Company were cancelled in exchange for a cash payment of HK$13.50 per share, for a total amount of RMB15.1 billion. On June 20, 2012, the scheme of arrangement was approved and the listing of the shares in Alibaba.com Limited on the Hong Kong Stock Exchange was withdrawn. The rationale for the privatization was to enable Alibaba.com Limited to enhance and realign its strategies with a focus on longer term benefits to its business. Further, all outstanding share-based awards relating to shares of Alibaba.com Limited were cancelled in exchange for an agreement to make a cash payment to the holders of the awards. The Company offered HK$13.50 for each RSU and restricted share and an amount equal to HK$13.50 minus the relevant exercise price for each share option. The agreement provided that the cash payment to former holders of such awards would be made by the Company in accordance with the pre-existing vesting schedules for the original grants of the awards. As of March 31, 2013 and 2014, the Company had commitments to pay RMB384 million and RMB133 million, respectively, upon vesting of such cancelled share-based awards, of which RMB238 million and RMB87 million was recorded as accrued expenses, accounts payable and other current liabilities on the balance sheets, respectively. During the year ended March 31, 2013, the incremental share-based compensation expense of RMB64 million was recognized in the consolidated income statement in connection with the modification with respect to the cash settlement of the vested awards. Following the privatization, Alibaba.com Limited became a wholly-owned subsidiary of the Company, which resulted in a reduction in noncontrolling interest of RMB2,636 million.

During the year ended March 31, 2012, the Company, directly or indirectly through Alibaba.com Limited, purchased a total of 68,164,000 shares of Alibaba.com Limited at an aggregate consideration of RMB419 million. These transactions were accounted for as equity transactions whereby the excess of purchase price over the carrying value of the related noncontrolling interests acquired were charged to additional paid-in capital and no gains or losses were recognized in the consolidated income statement.

ALIBABA GROUP HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2012, 2013 AND 2014

4.	Significant acquisition and equity transactions (Continued)

(c)	Restructuring of Payment Services

Pursuant to the regulations issued by the People’s Bank of China, non-bank payment companies were required to obtain a license in order to operate a payment business in the PRC. These regulations provided specific guidelines for license applications only for domestic PRC-owned entities. These regulations stipulated that, in order for any foreign-invested payment company to obtain a license, the scope of business, the qualifications of any foreign investor and any level of foreign ownership would be subject to future regulations to be issued, which in addition would require approval by the PRC State Council. Further, the regulations required that any payment company that failed to obtain a license must cease operations by September 1, 2011. Although Alipay was prepared to submit its license application in early 2011, at that time the PBOC had not issued any guidelines applicable to license applications for foreign-invested payment companies (and no such guidelines have been issued as of the date of this prospectus). In light of the uncertainties relating to the license qualification and application process for a foreign-invested payment company, the Company’s management determined that it was necessary to restructure Alipay as a company wholly-owned by PRC nationals in order to avail Alipay of the specific licensing guidelines applicable only to domestic PRC-owned entities. Accordingly, the Company divested all of its interest in and control over Alipay, which resulted in deconsolidation of Alipay from the financial statements.

As part of the restructuring, the loan extended for the funding of paid-in capital of Zhejiang Ant Small and Micro Financial Services Company, Ltd. (formerly known as Zhejiang Alibaba E-Commerce Co., Ltd.) (“Small and Micro Financial Services Company”) that held the equity interests of Alipay was repaid by the management members in full to the Company during the year ended March 31, 2011. Certain agreements entered into between the Company and Small and Micro Financial Services Company, such as the loan agreement, the pledge agreement for the same equity interests held by certain management members of the Company, the option agreement to acquire the equity interests in Small and Micro Financial Services Company when permitted by the PRC laws, among others (the “Agreements”), which allowed the Company to control Small and Micro Financial Services Company, were also terminated.

Following the restructuring during the year ended March 31, 2011, the Company has not consolidated or equity accounted for the entities engaging in Payment Services because the Company has no direct and indirect investment in and does not control or have significant influence over Small and Micro Financial Services Company, Alipay and their subsidiaries.

During the year ended March 31, 2012, the Company entered into the following commercial arrangements, among others, with APN Ltd., a company owned by two directors of the Company, Yahoo, SoftBank, Alipay, Small and Micro Financial Services Company, and Small and Micro Financial Services Company’s equity holders, setting out the mechanism for the future collaboration among the relevant parties relating to the Payment Services:

(i)	Framework Agreement

Pursuant to the terms of the Framework Agreement, the Company will receive from Small and Micro Financial Services Company an amount equal to 37.5% of the equity value of Alipay less US$500 million (RMB3,108 million), being the face value of the Promissory Note payable, upon a Liquidity Event as defined in this agreement (the “Liquidity Payment”). Under no circumstances will the amount of the Liquidity Payment plus US$500 million be less than US$2.0 billion (RMB12.4 billion) or more than US$6.0 billion (RMB37.3 billion), subject to certain increases and additional payments if a Liquidity Event does not occur by the sixth anniversary of the agreement. If a Liquidity Event does not occur by the tenth anniversary of this agreement, the Company will have a right to demand Small and

ALIBABA GROUP HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2012, 2013 AND 2014

4.	Significant acquisition and equity transactions (Continued)

(c)	Restructuring of Payment Services (Continued)

Micro Financial Services Company and Alipay to effect a Liquidity Event as soon as practicable, provided that the equity value or enterprise value of Alipay at such time exceeds US$1.0 billion (RMB6.2 billion). If the Liquidity Event is demanded by the Company, the minimum amount of US$2.0 billion (RMB12.4 billion) described above will not apply to the Liquidity Payment, unless the Liquidity Event is effected by means of a transfer of more than 37.5% of the securities of Alipay. Upon payment of the Liquidity Payment, certain assets and intellectual property related to the operations of Payment Services, which were retained by the Company (the “Retained Business Assets”), will be transferred to Alipay.

“Liquidity Event” means the earliest to occur of: (a) a qualified initial public offering of Alipay; (b) a transfer of 37.5% or more of the securities of Alipay; or (c) a sale of all or substantially all of the assets of Alipay.

In addition, the Company received a non-interest bearing promissory note (the “Promissory Note”) in the principal amount of US$500 million (RMB3,108 million) with a seven-year maturity from APN Ltd. The Promissory Note was secured by a pledge of 50 million ordinary shares of the Company, which were contributed by two directors of the Company to APN Ltd. The Promissory Note formed part of the consideration for the transfer of the Retained Business Assets upon the Liquidity Event and the Promissory Note was payable upon the earlier of the occurrence of the Liquidity Event or December 14, 2018. The Framework Agreement was subsequently amended and pursuant to the terms of the amendment, the Promissory Note was cancelled and the amount of the Liquidity Payment which the Company would be entitled to receive in the event of a Liquidity Event was increased by US$500 million, the principal amount of the cancelled Promissory Note (Note 25).

(ii)	Intellectual Property License and Software Technology Services Agreement

Under the terms of this agreement, the Company licenses certain intellectual property and provides certain software technology services to Alipay in exchange for a royalty fee and software technology services fee in an amount equal to the costs incurred by the Company in providing the software technology services plus 49.9% of the consolidated pre-tax income of Alipay and its subsidiaries, subject to downward adjustments upon certain dilutive equity issuances by Small and Micro Financial Services Company or Alipay, but in no case below 30.0% (Note 21). If Alipay incurs a pre-tax loss, the fee that the Company would charge Alipay would equal the costs incurred by the Company in providing the software technology services. This agreement will terminate at the earlier of (a) the payment of the Liquidity Payment, and (b) such time when termination may be required by applicable regulatory authorities in connection with a qualified initial public offering by Alipay. Income in connection with the royalty fee and software technology services fee, net of costs incurred by the Company, of RMB27 million, RMB277 million and RMB1,764 million was recorded in other income in the consolidated income statements for the years ended March 31, 2012, 2013 and 2014, respectively.

(iii)	Commercial Agreement

Under the terms of this agreement, the Company receives payment processing services from Alipay, the fee rate for which is subject to review and approval by the Company’s independent directors designated by Yahoo and SoftBank on an annual basis (the “Payment Processing Fee”) (Note 21). This agreement has an initial term of fifty years and shall be renewable thereafter. If the commercial

ALIBABA GROUP HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2012, 2013 AND 2014

4.	Significant acquisition and equity transactions (Continued)

(c)	Restructuring of Payment Services (Continued)

agreement is required by applicable regulatory authorities to be modified in certain circumstances, a one-time payment may be payable to the Company by Small and Micro Financial Services Company as compensation for the impact of such adjustment. Expenses in connection with the Payment Processing Fee of RMB1,307 million, RMB1,646 million and RMB2,349 million were recorded in cost of revenue in the consolidated income statements for the years ended March 31, 2012, 2013 and 2014, respectively.

All closing conditions attached to the Framework Agreement and related supplemental arrangements were fulfilled in December 2011.

For accounting purposes, the expected fair values of the Liquidity Payment and the Promissory Note are expected to approximate the expected fair values of the Retained Business Assets to be transferred upon payment of the Liquidity Payment, at which time the Intellectual Property License and Software Technology Services Agreement will be terminated. As the Company has entered into this arrangement to pre-determine the mechanism for determining the consideration in the event of a contingent liquidity event that has not occurred, there is no substantive economic value realized or realizable by the Company in these agreements. Accordingly, the Company will account for the Liquidity Payment and the Promissory Note upon the occurrence of the Liquidity Event if the collection of such payments is probable. Further, the Company will account for the royalty and software technology services fee and the Payment Processing Fee in the periods when the services are provided. Such software technology services fee and Payment Processing Fee are expected to approximate the estimated fair values of the services provided. The results of the restructuring of Payment Services were recognized in the consolidated financial statements during the year ended March 31, 2011.

Pursuant to the Intellectual Property License and Software Technology Services Agreement, the Company is entitled to a service fee equal to 49.9% of the consolidated pre-tax income of Alipay and its subsidiaries. The Company is exposed to significant variability in Alipay through such contractual arrangement even though the Company has no equity interest in Alipay. The Company is not considered the primary beneficiary of Alipay due to the fact that the Company does not have any equity interest in Alipay and does not possess the power to direct activities of Alipay that would most significantly impact its economic performance. As a result, Alipay is an unconsolidated VIE.

The nature of Company’s involvement with Alipay, when that involvement began and details of Alipay including its nature, purpose, size and activities have been disclosed above.

The assets and liabilities in the Company’s consolidated balance sheet that relate to Alipay are the amounts due from and due to Alipay. The amounts due from Alipay were RMB27 million, RMB93 million and RMB1,621 million as of March 31, 2012, 2013 and 2014, respectively, and the amounts due to Alipay were RMB544 million, RMB285 million and RMB128 million as of March 31, 2012, 2013 and 2014, respectively.

The Company considers the maximum exposure to loss as a result of its involvement with Alipay relates to the net amounts due from Alipay which were nil, nil and RMB1,493 million as of March 31, 2012, 2013 and 2014, respectively.

(d)	Other acquisitions

In March 2013, the Company completed an acquisition of the remaining noncontrolling interests of HiChina Group Limited (“HiChina”), a partially owned subsidiary of which the Company held 79.1% of the

ALIBABA GROUP HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2012, 2013 AND 2014

4.	Significant acquisition and equity transactions (Continued)

(d)	Other acquisitions (Continued)

economic interests immediately prior to the acquisition. The total purchase price consisted of cash consideration of RMB335 million, as well as ordinary shares, the fair value of which equaled RMB141 million as of the acquisition date which was recorded as an equity transaction.

Other acquisitions that constitute business combinations are summarized in the following table:

	Year ended March 31
	2012	2013	2014
	(in millions of RMB)
Net assets	316	540	24
Identifiable intangible assets	123	104	486
Deferred tax liabilities	—	(23)	(29)

	439	621	481

Noncontrolling interests	(97)	(294)	—

Net identifiable assets acquired	342	327	481
Goodwill	48	152	543

Total purchase consideration	390	479	1,024
Fair value of previously held equity interests	(68)	(300)	—
Purchase consideration settled	(313)	(96)	(731)

Contingent/deferred consideration as of year end	9	83	293

Total purchase consideration comprised of:
- cash consideration	322	140	843
- fair value of previously held equity interests	68	300	—
- share-based consideration	—	39	181

Total	390	479	1,024

A gain of RMB11 million, a loss of RMB4 million and nil were recognized in relation to the revaluation of previously held equity interest related to step acquisitions in the consolidated income statements for the years ended March 31, 2012, 2013 and 2014, respectively.

As of March 31, 2012, 2013 and 2014, the Company assessed the operating and financial targets in connection with previous contingent consideration arrangements, and revised the fair value of the contingent consideration payable. As a result, the Company recognized a decrease in fair value of contingent consideration of RMB28 million for the year ended March 31, 2012, and an increase in fair value of contingent consideration of RMB13 million and RMB178 million in the consolidated income statements for the years ended March 31, 2013 and 2014, respectively.

ALIBABA GROUP HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2012, 2013 AND 2014

5.	Revenue

	Year ended March 31,
	2012	2013	2014
	(in millions of RMB)
China commerce
Retail (i)
Online marketing services	9,804	19,697	29,729
Commission	2,915	6,161	12,023
Others	703	1,112	1,080

	13,422	26,970	42,832
Wholesale (ii)	2,215	2,197	2,300

Total China commerce	15,637	29,167	45,132

International commerce
Retail (iii)	223	392	938
Wholesale (iv)	3,542	3,768	3,913

Total international commerce	3,765	4,160	4,851

Cloud computing and Internet infrastructure (v)	515	650	773
Others (vi)	108	540	1,748

Total	20,025	34,517	52,504

(i)	Revenue from China commerce retail is primarily generated from the Company’s China retail marketplaces.
(ii)	Revenue from China commerce wholesale is primarily generated from 1688.com.
(iii)	Revenue from International commerce retail is primarily generated from AliExpress.
(iv)	Revenue from International commerce wholesale is primarily generated from Alibaba.com.
(v)	Revenue from cloud computing and Internet infrastructure is primarily generated from the provision of services, such as data storage, elastic computing, database and large scale computing services, as well as web hosting and domain name registration.
(vi)	Other revenue mainly represents interest income generated from micro loans.

6.	Other income, net

	Year ended March 31,
	2012	2013	2014
	(in millions of RMB)
Government grants (i)	200	388	252
Royalty fee and software technology services fee charged to Alipay (Note 21)	27	277	1,764
Others	100	229	413

Total	327	894	2,429

(i)	Government grants mainly represent amounts received from central and local governments in connection with the Company’s investments in local business districts and contributions to technology development.

ALIBABA GROUP HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2012, 2013 AND 2014

7.	Income tax

Composition of income tax expenses

	Year ended March 31,
	2012	2013	2014
	(in millions of RMB)
Current income tax expense	692	1,353	1,730
Deferred taxation	150	104	1,466

	842	1,457	3,196

Under the current laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax is imposed. The Company’s subsidiaries incorporated in Hong Kong were subject to the Hong Kong profits tax rate at 16.5% for the years ended March 31, 2012, 2013 and 2014.

Current income tax expense primarily represented the provision for PRC Enterprise Income Tax (“EIT”) for subsidiaries operating in the PRC. These subsidiaries are subject to EIT on their taxable income as reported in their respective statutory financial statements adjusted in accordance with the relevant tax laws, rules and regulations in the PRC.

Under the PRC Enterprise Income Tax Law (the “EIT Law”), the standard enterprise income tax rate for domestic enterprises and foreign invested enterprises is 25%. In addition, the EIT Law provides for, among others, a preferential tax rate of 15% for enterprises qualified as High and New Technology Enterprises. Further, certain subsidiaries were recognized as having status as a Software Enterprise and thereby entitled to enjoy full exemption from EIT for two years beginning with their first profitable year, a 50% reduction for the subsequent three years and a tax rate of 15% thereafter. Furthermore, a duly recognized Key Software Enterprise within China’s national plan can enjoy a preferential EIT rate of 10%. The Key Software Enterprise status is subject to review by the relevant authorities every two years, including by the State Administration for Taxation. The timing of the annual review and notification by the relevant authorities may vary from year to year, and the related tax adjustments in relation to the change in applicable EIT rate are accounted for in the period in which the Key Software Enterprise status is recognized.

The tax status of the major profitable subsidiaries of the Company with taxable profits is described below:

•	Alibaba (China) Technology Co. Ltd. (“Alibaba China”), an entity primarily engaged in the operations of the Company’s wholesale marketplaces, was recognized as a High and New Technology Enterprise and Key Software Enterprise during the taxation years of 2011, 2012 and 2013 and was thereby subject to an EIT rate of 10% in respect of these taxation years.

•	Taobao (China) Software Co. Ltd. (“Taobao China”), an entity primarily engaged in the operations of Taobao Marketplace, was recognized and New Technology Enterprise and has been granted the Software Enterprise status and is thereby entitled to enjoy an income tax exemption for two years beginning with its first profitable year in 2010, and a 50% reduction for the subsequent three years starting in 2012. Accordingly, Taobao China was exempted from EIT during the taxation year of 2011 and subject to an EIT rate of 12.5% during the taxation year of 2012. Taobao China was recognized as a Key Software Enterprise during the taxation year of 2012 and 2013 and was subject to an EIT rate of 10% during such years.

ALIBABA GROUP HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2012, 2013 AND 2014

7.	Income tax (Continued)

•	Zhejiang Tmall Technology Co. Ltd. (“Tmall China”), an entity primarily engaged in the operations of Tmall, was recognized as a High and New Technology Enterprise and has been granted the Software Enterprise status and is thereby entitled to enjoy an income tax exemption for two years beginning with its first profitable year in taxation year of 2012, and a 50% reduction for the subsequent three years starting in taxation year of 2014. Accordingly, Tmall China was exempted from EIT during the taxation years of 2012 and 2013.

Most of the remaining PRC entities of the Company are subject to EIT at 25% for the years ended March 31, 2012, 2013 and 2014.

Pursuant to the EIT Law, a 10% withholding tax is levied on dividends declared by PRC companies to their foreign investors. A lower withholding tax rate of 5% is applicable if direct foreign investors with at least 25% equity interest in the PRC company are incorporated in Hong Kong and meet the conditions or requirements pursuant to the tax arrangement between the PRC and Hong Kong. Since the equity holders of the major subsidiaries of the Company are Hong Kong incorporated companies, the Company has used 5% to provide for deferred tax liabilities on retained earnings which are anticipated to be distributed. As of March 31, 2013, the amounts accrued in deferred tax liabilities relating to withholding tax on dividends were determined on the basis that 100% of the distributable reserves of the major subsidiaries operating in the PRC will be distributed as dividends.

ALIBABA GROUP HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2012, 2013 AND 2014

7.	Income tax (Continued)

Composition of deferred tax assets and liabilities

	March 31,
	2012	2013	2014
	(in millions of RMB)
Deferred tax assets
Current:
Deferred revenue and customer advances	47	52	29
Tax losses carried forward and others (i)	372	231	283

	419	283	312
Less: Valuation allowance	(322)	(75)	(121)

Total deferred tax assets, current portion (Note 13)	97	208	191

Non-current:
Deferred revenue and customer advances	22	29	30
Property and equipment	19	19	14
Tax losses carried forward and others (i)	866	947	908

	907	995	952
Less: Valuation allowance	(864)	(943)	(886)

Total deferred tax assets, non-current portion (Note 13)	43	52	66

Total deferred tax assets	140	260	257

Deferred tax liabilities
Non-current:
Withholding tax on undistributed earnings (ii)	(357)	(590)	(2,034)
Identifiable intangible assets	(56)	(53)	(72)
Others	—	—	(30)

Total deferred tax liabilities	(413)	(643)	(2,136)

Net deferred tax liabilities	(273)	(383)	(1,879)

(i)	Others primarily represent accrued expenses which are not deductible until paid under PRC tax laws.
(ii)	The related deferred tax liabilities as of March 31, 2012, 2013 and 2014 were provided in full amount in respect of the distributable reserves of Alibaba China, Taobao China, Tmall China and certain other PRC subsidiaries.

Valuation allowances have been provided on the deferred tax assets mainly arising from the tax losses carried forward due to the uncertainty surrounding their realization. Alternatively, if events occur in the future that allow the Company to realize more of its deferred tax assets than the presently recorded amount, an adjustment to the valuation allowances will increase income when those events occur.

As of March 31, 2014, the accumulated tax losses of subsidiaries incorporated in Hong Kong, the United States and a branch established in Taiwan, subject to the agreement of the relevant tax authorities, of RMB1,026 million, RMB881 million and RMB6 million, respectively, are allowed to be carried forward to offset against future taxable profits. Such carry forward of tax losses in Hong Kong has no time limit, while the tax losses in the United States will expire, if unused, in the years ending March 31, 2019 through 2034. The tax losses in Taiwan will expire, if unused, in the years ending March 31, 2018 through 2024. The accumulated tax losses of subsidiaries incorporated in PRC, subject to the agreement of the PRC tax authorities, of RMB1,819 million as of March 31, 2014 will expire, if unused, in the years ending March 31, 2014 through 2018.

ALIBABA GROUP HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2012, 2013 AND 2014

7.	Income tax (Continued)

Reconciliation of the differences between the statutory EIT rate applicable to profits of the consolidated entities and the income tax expenses of the Company:

	Year ended March 31,
	2012	2013	2014
	(in millions of RMB, except per share data)
Income before income tax and share of results of equity investees	5,532	10,112	26,802
Income tax computed at statutory EIT rate (25%)	1,383	2,528	6,701
Effect of different tax rates available to different jurisdictions	11	79	(9)
Effect of tax holiday and preferential tax benefit on assessable profits of subsidiaries incorporated in the PRC	(1,717)	(3,744)	(6,414)
Non-deductible expenses and non-taxable income (i)	510	1,806	1,657
Tax savings from additional deductions on certain research and development expenses available for subsidiaries incorporated in the PRC (ii)	(131)	(293)	(483)
Withholding tax on the earnings remitted and anticipated to be remitted	487	863	1,445
Change in valuation allowance and others	299	218	299

Income tax expenses	842	1,457	3,196

Tax holiday effect on current income tax inside the PRC	1,729	3,760	6,425
Effect of tax holidays inside the PRC on basic earnings per share (RMB)	0.70	1.64	2.95

(i)	Expenses not deductible for tax purposes and non-taxable income primarily represent share-based compensation expense, equity-settled donation expense, Yahoo TIPLA amendment payment, interest expense, exchange differences and investment income (loss).
(ii)	This amount represents tax incentives relating to the research and development expenses of certain major operating subsidiaries in the PRC. This tax incentive enables the Company to claim an additional tax deduction amounting to 50% of the research and development expenses incurred.

8.	Share-based awards

1999 Plan

On November 15, 1999, the Company adopted an employee share option plan (the “1999 Plan”). Under the 1999 Plan, incentive share options and share appreciation rights could be granted to employees, and non-qualified share options could be granted to employees, directors and consultants. A total of 138,000,000 ordinary shares were reserved and available for grant and issuance pursuant to the 1999 Plan. All share options granted under the 1999 Plan are subject to dilution protection should the capital structure of the Company be affected by a share split, reverse share split, share dividend or other dilutive action.

2004 Plan

On May 13, 2004, the Company adopted a new share option plan (the “2004 Plan”) which provided for the issuance of up to 97,200,000 ordinary shares of the Company. The terms of the 2004 Plan were substantially similar to the terms of the 1999 Plan, except that the 2004 Plan did not provide for the issuance of share appreciation rights. In addition to incentive share options and non-qualified share options, the 2004 Plan provided for the issuance of share purchase rights to employees, directors and consultants.

ALIBABA GROUP HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2012, 2013 AND 2014

8.	Share-based awards (Continued)

2005 Plan

On June 1, 2005, the Company adopted a new share option plan (the “2005 Plan”). The maximum aggregate number of shares which were subject to share options issued under the 2005 Plan, as amended, was 129,922,272 shares, plus that number of shares authorized for issuance under the Company’s 1999 Plan and the 2004 Plan, to the extent that the share options or share purchase rights relating to which had not been granted, had expired without having been exercised in full or had become unexercisable. On March 28, 2007, the Company further approved the allocation of an additional pool of 8,000,000 shares to the 2005 Plan. The 2005 Plan had substantially similar terms as the 2004 Plan except that it allowed for repurchase of ordinary shares issued upon exercise of share options and forfeiture of unexercised options granted to participants joining a competitor or terminated for cause.

2007 Plan

On April 12, 2007, the Company adopted a new share incentive plan (the “2007 Plan”). Options, restricted shares, RSUs, dividend equivalent rights, share appreciation rights and share payments may be granted under the 2007 Plan. The maximum aggregate number of shares which are subject to awards under the 2007 Plan is 56,800,000 shares, plus (i) that number of shares authorized for issuance under all previous plans of the Company but that were not granted under options or share purchase rights pursuant to all previous plans, and (ii) the number of shares that were granted under options or share purchase rights pursuant to all previous plans of the Company but have expired without having been exercised in full or have otherwise become unexercisable. The 2007 Plan had a ten year term and similar terms as the 2005 Plan.

2011 Plan

On March 4, 2011, the Company adopted a new equity incentive plan (the “2011 Plan”). Options, restricted shares, RSUs, dividend equivalent rights, share appreciation rights and share payments may be granted to employees, directors and consultants considered essential to the success of the Company under the 2011 Plan. The maximum aggregate number of shares which are subject to awards under the 2011 Plan is 190,000,000 shares, plus (i) that number of shares authorized for issuance under all previous plans of the Company but that were not granted under options or share purchase rights pursuant to all previous plans, and (ii) the number of shares that were granted under options or share purchase rights pursuant to all previous plans of the Company but have expired without having been exercised in full or have otherwise become unexercisable. The 2011 Plan has a ten year term. The 2011 Plan had substantially similar terms as the 2007 Plan except that the Company is permitted to grant share-based awards to employees of a related entity for which the Company holds 20% or more of the underlying securities and has the sole discretion to settle in cash equivalent to fair market value of the Company’s shares instead of delivery of shares.

The aggregate number of shares issuable under the 1999 Plan, 2004 Plan, 2005 Plan, 2007 Plan and 2011 Plan is 619,922,272 ordinary shares. As of March 31, 2014, the number of shares authorized but unissued was 74,854,310 ordinary shares.

Share options and RSUs granted are generally subject to a four-year vesting schedule as determined by the administrator of the plans. Depending on the nature and the purpose of the grant, share options and RSUs in general vest 25% upon the first anniversary of the vesting commencement date or 50% upon the second anniversary of the vesting commencement date, as defined in the grant agreement, and thereafter 25% every year. No outstanding share options or RSUs will be exercisable or subject to vesting after the expiry of a maximum of six years from the date of grant. Early exercise of share options is allowable under all the

ALIBABA GROUP HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2012, 2013 AND 2014

8.	Share-based awards (Continued)

aforementioned plans; however, any unvested shares are subject to repurchase by the Company at the lower of the original exercise price or the fair market value upon termination of service contracts with the grantees.

(a)	Share options relating to ordinary shares of the Company

A summary of changes in the share options relating to ordinary shares granted by the Company during the years ended March 31, 2012, 2013 and 2014 is as follows:

	Number of share options	Weighted average exercise price	Weighted average remaining contractual life
		US$	(in years)
Outstanding at April 1, 2011	88,543,954	3.45	3.6
Granted	1,190,000	10.83
Exercised	(37,725,633)	1.84
Cancelled/forfeited/expired	(6,457,306)	3.91

Outstanding at March 31, 2012 (i)	45,551,015	4.91	3.7
Granted	480,000	14.54
Exercised	(17,183,475)	4.03
Cancelled/forfeited/expired	(2,658,480)	5.75

Outstanding at March 31, 2013 (i)	26,189,060	5.58	3.2
Granted	8,138,000	18.88
Exercised	(19,421,978)	5.30
Cancelled/forfeited/expired	(1,559,180)	7.63

Outstanding at March 31, 2014 (i)	13,345,902	13.86	4.1

Vested and exercisable at March 31, 2014	1,028,235	6.65	2.5
Vested and expected to vest at March 31, 2014 (ii)	11,860,291	14.29	4.2

(i)	Outstanding options as of March 31, 2012, 2013 and 2014 include 1,805,486, 152,500 and 9,485,873 unvested options early exercised, respectively.
(ii)	The expected to vest share options are the result of applying the pre-vesting forfeiture rate assumptions to total outstanding share options, including early exercised options.

As of March 31, 2014, 643,465 outstanding share options were held by non-employees. These share options are subject to re-measurement through each vesting date to determine the appropriate share-based compensation expense.

As of March 31, 2014, the aggregate intrinsic value of all outstanding options was RMB2,146 million.

As of March 31, 2014, the aggregate intrinsic value of options that were vested and exercisable and options that were vested and expected to vest is RMB211 million and RMB1,876 million, respectively.

During the years ended March 31, 2012, 2013 and 2014, the weighted average grant date fair value of share options granted was US$4.33, US$5.20 and US$6.14, respectively, and the total grant date fair value of options vested during the same periods was RMB179 million, RMB219 million and RMB123 million, respectively. During the same periods, the aggregate intrinsic value of share options exercised was RMB1,518 million, RMB1,034 million and RMB1,698 million, respectively.

ALIBABA GROUP HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2012, 2013 AND 2014

8.	Share-based awards (Continued)

(a)	Share options relating to ordinary shares of the Company (Continued)

Cash received from option exercises under the share option plans, including repayment of loans and interest receivable on employee loans for the exercise of vested options, for the years ended March 31, 2012, 2013 and 2014 was RMB636 million, RMB362 million and RMB1,543 million, respectively.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes model and the assumptions below:

	Year ended March 31,
	2012	2013	2014
Risk-free interest rate (i)	0.71% - 1.17%	0.67% - 0.70%	0.69% - 1.52%
Expected dividend yield (ii)	0%	0%	0%
Expected life (years) (iii)	4.38	4.38	4.25 - 4.38
Expected volatility (iv)	48.3% - 48.8%	41.7% - 44.9%	37.0% - 39.3%

(i)	Risk free interest rate is based on the yields of United States Treasury securities with maturities similar to the expected life of the share options in effect at the time of grant.
(ii)	Expected dividend is assumed to be 0% as the Company has no history or expectation of paying a dividend on its ordinary shares.
(iii)	Expected life of share options is based on the average between the vesting period and the contractual term for each grant.
(iv)	Expected volatility is assumed based on the historical volatility of the Company’s comparable companies in the period equal to the expected life of each grant.

As of March 31, 2014, there were RMB244 million of unamortized compensation costs related to these outstanding share options, net of expected forfeitures and after re-measurement applicable to share options granted to non-employees. These amounts are expected to be recognized over a weighted average period of 1.8 years.

During the years ended March 31, 2012, 2013 and 2014, the Company recognized share-based compensation expense of RMB358 million, RMB227 million and RMB417 million, respectively, in connection with the above share options, net of reimbursement from Small and Micro Financial Services Company (Note 21).

ALIBABA GROUP HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2012, 2013 AND 2014

8.	Share-based awards (Continued)

(b)	Restricted shares and RSUs relating to ordinary shares of the Company

A summary of the changes in the restricted shares and RSUs related to ordinary shares granted by the Company during the years ended March 31, 2012, 2013 and 2014 is as follows:

	Number of restricted shares and RSUs	Weighted- average grant- date fair value
		US$
Awarded and unvested at April 1, 2011	12,514,315	6.03
Granted	7,387,034	9.83
Vested	(4,530,111)	5.75
Cancelled/forfeited	(1,899,971)	7.13

Awarded and unvested at March 31, 2012	13,471,267	8.05
Granted	22,270,507	13.74
Vested	(7,953,851)	10.71
Cancelled/forfeited	(1,937,822)	10.72

Awarded and unvested at March 31, 2013	25,850,101	11.93
Granted	32,314,550	20.35
Vested	(11,382,093)	12.62
Cancelled/forfeited	(4,015,471)	14.48

Awarded and unvested at March 31, 2014	42,767,087	17.87

Expected to vest at March 31, 2014 (i)	38,124,826	17.76

(i)	Restricted shares and RSUs expected to vest are the result of applying the pre-vesting forfeiture rate assumptions to total outstanding restricted shares and RSUs.

As of March 31, 2014, 7,142,588 outstanding RSUs were granted to non-employees. These awards are subject to re-measurement through each vesting date to determine the appropriate share-based compensation expense.

As of March 31, 2014, there was RMB2,879 million of unamortized compensation cost related to these outstanding restricted shares and RSUs, net of expected forfeitures and after re-measurement applicable to these awards granted to non-employees. These amounts are expected to be recognized over a weighted average period of 2.0 years, respectively.

During the years ended March 31, 2012, 2013 and 2014, the Company recognized share-based compensation expense of RMB408 million, RMB845 million and RMB2,378 million, respectively, in connection with the above restricted shares and RSUs, net of reimbursement from Small and Micro Financial Services Company (Note 21).

(c)	Partner Capital Investment Plan relating to ordinary shares of the Company

During the year ended March 31, 2014, the Company offered selected members of the Alibaba Partnership subscription rights to acquire restricted shares of the Company. These rights and the underlying restricted shares are only subject to a non-compete provision but not other vesting conditions (employment or otherwise) and they entitle the holders to purchase restricted shares at US$14.50 per share during a four year

ALIBABA GROUP HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2012, 2013 AND 2014

8.	Share-based awards (Continued)

(c)	Partner Capital Investment Plan relating to ordinary shares of the Company (Continued)

period. Upon the exercise of such rights, the underlying ordinary shares may not be transferred for a period of eight years from the date of subscription of the relevant rights. The number of ordinary shares underlying these rights is 18,000,000 shares, of which the rights to subscribe for 5,000,000 shares were offered to a management member of the Company who is holding such rights on behalf of future members of the Alibaba Partnership.

These rights were subscribed by the participants for cash, of which RMB442 million was received by the Company during the year ended March 31, 2014. These rights were accounted for as a noncontrolling interest of the Company as such rights were issued by the subsidiaries and classified as equity at the subsidiary level. No share-based compensation expense was recognized in connection with these rights.

The fair value of each right to acquire restricted shares is estimated on the subscription date using the Black-Scholes model and the assumptions below:

Year ended March 31,
2014
Risk-free interest rate (i)	1.03%
Expected dividend yield (ii)	0%
Expected life (years) (iii)	4.00
Expected volatility (iv)	36.9%
Discount for post-vesting sale restrictions (v)	38.0%

(i)	Risk free interest rate is based on the yields of United States Treasury securities with maturities similar to the expected life of the share-based awards in effect at the time of grant.
(ii)	Expected dividend is assumed to be 0% as the Company has no history or expectation of paying a dividend on its ordinary shares.
(iii)	Expected life of the rights is based on management’s estimate on timing of redemption for ordinary shares by the participants.
(iv)	Expected volatility is assumed based on the historical volatility of the Company’s comparable companies in the period equal to expected life of each right.
(v)	Discount for post-vesting sale restrictions applied on the underlying ordinary shares takes into consideration the restriction on sales of eight years.

(d)	Share subscription program relating to ordinary shares of the Company

During the year ended March 31, 2012, the Company adopted a share subscription program, pursuant to which selected employees of the Company and a related company were invited to subscribe for 17,010,000 ordinary shares of the Company at a pre-determined price based on the fair market value of the ordinary shares at the time of the offer. The subscription arrangement is only subject to a non-compete provision and does not contain other vesting conditions (employment or otherwise). Such restricted shares are subject to a repurchase provision that is exercisable by the Company upon violation of the non-compete provision by the subsidiaries and expires ratably over a period subject to certain conditions as specified in the relevant agreements.

As the subscribers are employees of the Company, share-based compensation expense, measured as the difference between the fair value of the ordinary shares and the subscription price, of RMB166 million was recognized for the year ended March 31, 2012.

ALIBABA GROUP HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2012, 2013 AND 2014

8.	Share-based awards (Continued)

(e)	Share options, restricted shares and RSUs relating to ordinary shares of Alibaba.com Limited

In 2007, Alibaba.com Limited, in preparation for its initial public offering, adopted a share option scheme and a RSU scheme pursuant to which a total of 135,100,000 unissued ordinary shares of Alibaba.com Limited were reserved and made available for grant of share options or RSUs. In 2010, Alibaba.com Limited refreshed the combined scheme limit of such schemes to 156,000,000 ordinary shares of Alibaba.com Limited.

In 2010, Alibaba.com Limited adopted a share award scheme which was open to directors of Alibaba.com Limited and its subsidiaries (the “Share Award Scheme”). Restricted shares of Alibaba.com Limited awarded under the Share Award Scheme were purchased from the open market and placed in an equity incentive trust. The trustee exercised its power to purchase ordinary shares of Alibaba.com Limited on the market and transferred them to the participants in accordance with the vesting conditions of the Share Award Scheme. Participants were not entitled to dividends on any awarded shares that are not yet vested and transferred to them. The shares of Alibaba.com Limited granted and vested under the Share Award Scheme were insignificant during the years ended March 31, 2012 and 2013.

The vesting schedule and pattern of share-based awards granted under the schemes of Alibaba.com Limited were generally identical with the plans operated by the Company. Share options were not exercisable after the expiry of a maximum of six years from the date of grant. Following the privatization of Alibaba.com Limited, these schemes were suspended by the Company and all share awards underlying such schemes were cancelled (Note 4(b)).

A summary of changes in share options granted by Alibaba.com Limited outstanding during the years ended March 31, 2012 and 2013 is as follows:

	Number of share options	Weighted average exercise price	Weighted average remaining contractual life
		HK$	(in years)
Outstanding at April 1, 2011	46,916,603	11.41	4.3
Granted	500,000	14.22
Exercised	(8,086,478)	6.95
Cancelled/forfeited/expired	(11,905,275)	12.36

Outstanding at March 31, 2012	27,424,850	12.36	3.3
Granted	—	—
Exercised	(636,150)	6.53
Cancelled/forfeited/expired	(26,788,700)	12.50

Outstanding at March 31, 2013	—	—	—

During the year ended March 31, 2012, the weighted average grant date fair value of Alibaba.com Limited share options granted was HK$6.10 and the total grant date fair value of options vested during the years ended March 31, 2012 and 2013 were RMB41 million and RMB8 million, respectively. During the years ended March 31, 2012 and 2013, the aggregate intrinsic value of share options exercised was RMB42 million and RMB4 million respectively.

Cash received from option exercises under the Share Option Scheme of Alibaba.com Limited for the years ended March 31, 2012 and 2013 was RMB46 million and RMB3 million, respectively.

ALIBABA GROUP HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2012, 2013 AND 2014

8.	Share-based awards (Continued)

(e)	Share options, restricted shares and RSUs relating to ordinary shares of Alibaba.com Limited (Continued)

The fair value of each Alibaba.com Limited share option granted is estimated on the date of grant using the Black-Scholes model and the assumptions below:

Year ended March 31,
2012
Risk-free interest rate (i)	1.82%
Expected dividend yield (ii)	0%
Expected life (years) (iii)	4.38
Expected volatility (iv)	50.9%

(i)	Risk free interest rate is based on the Exchange Fund Notes issued by Monetary Authority of Hong Kong for a term consistent with the expected life of the share options in effect at the time of grant.
(ii)	Expected dividend is assumed to be 0% as Alibaba.com Limited had no expectation of paying a dividend on its shares.
(iii)	Expected life of share options is based on the average between the vesting period and the contractual term for each grant.
(iv)	Expected volatility is assumed based on the historical volatility of Alibaba.com Limited and the comparable companies in the period equal to the expected life of each grant.

A summary of changes in the restricted shares and RSUs granted by Alibaba.com Limited during the years ended March 31, 2012 and 2013 is as follows:

	Number of restricted shares and RSUs	Weighted- average grant-date fair value
		HK$
Awarded and unvested at April 1, 2011	30,839,712	13.90
Granted	34,729,210	11.71
Vested	(13,461,667)	13.86
Cancelled/forfeited	(10,828,542)	13.53

Awarded and unvested at March 31, 2012	41,278,713	12.17
Granted	—	—
Vested	(966,666)	14.48
Cancelled/forfeited	(40,312,047)	12.11

Awarded and unvested at March 31, 2013	—	—

Prior to the privatization of Alibaba.com Limited, 27,847,448 share-based awards underlying ordinary shares of Alibaba.com Limited issued by the Company were outstanding as of March 31, 2012. Following the privatization in June 2012, all outstanding share-based awards relating to shares of Alibaba.com Limited were cancelled in exchange for cash payments to the holders of the awards (Note 4(b)).

During the years ended March 31, 2012, 2013 and 2014, the Company recognized share-based compensation expense of RMB306 million, RMB152 million and RMB49 million respectively, in connection with all share-based awards relating to ordinary shares of Alibaba.com Limited.

ALIBABA GROUP HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2012, 2013 AND 2014

8.	Share-based awards (Continued)

(f)	Share-based awards relating to Small and Micro Financial Services Company

In March 2014, Hangzhou Junhan Equity Investment Partnership (“Junhan”), the general partner of which is controlled indirectly by a shareholder of the Company and a major equity holder of Small and Micro Financial Services Company made a grant of certain share-based awards similar to share appreciation awards linked to the valuation of Small and Micro Financial Services Company to most of the employees of the Company. The vesting of such awards is conditional upon the fulfilment of requisite service conditions to the Company, and such awards will be settled in cash by Junhan upon their disposal by the holders. Junhan has the right to repurchase the vested awards from the holders upon an initial public offering of Small and Micro Financial Services Company or the termination of the employment of the employees with the Company at a price to be determined based on the then fair market value of Small and Micro Financial Services Company. The Company has no obligation to reimburse Junhan, Small and Micro Financial Services Company or its subsidiaries for the cost associated with these awards.

For accounting purposes, the cost relating to such share-based awards granted by the shareholder through Junhan will be recognized by the Company as a shareholder contribution as the award will ultimately be settled in cash by Junhan. The award is accounted for as a financial derivative and initially measured at its fair value, and the related expense will be recognized over the requisite service period in the consolidated income statements with a corresponding credit to additional paid-in capital. Subsequent changes in the fair value of the award are recorded in the consolidated income statements through the date on which the underlying award is settled by Junhan. The expenses recognized for the year ended March 31, 2014 were insignificant.

(g)	Share-based compensation expense by function

	Year ended March 31,
	2012	2013	2014
	(in millions of RMB)
Cost of revenue	482	382	1,154
Product development expenses	318	453	795
Sales and marketing expenses	136	120	189
General and administrative expenses	318	304	706

Total	1,254	1,259	2,844

9.	Equity-settled donation expense

During the year ended March 31, 2014, the Company granted 50,000,000 share options to a non-profit organization designated by two members of management of the Company, subject to irrevocable instructions to designate and transfer these share options to the separate charitable trusts to be established by these two members of management of the Company. These share options were approved by the directors of the board and such options are not subject to any vesting conditions and are exercisable for a period of four years starting from the grant date. The exercise price of these options is US$25.00 per share and was determined with reference to the fair market value of the ordinary shares of the Company at the time of the grant. For each of the eight years beginning one year after the date of listing of the ordinary shares of the Company on a recognized stock exchange, the charitable trusts are permitted to sell only up to 6,250,000 ordinary shares per year excluding such number of unsold ordinary shares carried forward from previous years.

ALIBABA GROUP HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2012, 2013 AND 2014

9.	Equity-settled donation expense (Continued)

The fair value of each share option is estimated on the grant date using the Black-Scholes model and the assumptions below:

Year ended March 31,
2014
Risk-free interest rate (i)	1.02%
Expected dividend yield (ii)	0%
Expected life (years) (iii)	4.00
Expected volatility (iv)	37.2%
Discount for post-vesting sale restrictions (v)	18.0% - 38.0%

(i)	Risk free interest rate is based on the yields of United States Treasury securities with maturities similar to the expected life of the these options at the time of grant.
(ii)	Expected dividend is assumed to be 0% as the Company has no history or expectation of paying a dividend on its ordinary shares.
(iii)	Expected life of the options is based on management’s estimate on timing of exercise.
(iv)	Expected volatility is assumed based on the historical volatility of the Company’s comparable companies in the period equal to expected life of the options.
(v)	Discount for post-vesting sale restrictions applied on the underlying ordinary shares takes into consideration of the restriction on sales of two to eight years.

As there are no vesting conditions attached to the above share options, equity-settled donation expense of RMB1,269 million was recognized in full and recorded in general and administrative expenses during the year ended March 31, 2014.

10.	Earnings per share

Basic earnings per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of outstanding ordinary shares, adjusted for outstanding ordinary shares that are subject to repurchase.

For the calculation of diluted earnings per share, net income attributable to ordinary shareholders for basic earnings per share is adjusted by the effect of dilutive securities, including share-based awards, under the treasury stock method. In addition, the computation of the diluted earnings per share assumes the conversion of Convertible Preference Shares. The Company does not have any potentially dilutive securities where their inclusion in the calculation of diluted earnings per share would be anti-dilutive for the periods presented.

ALIBABA GROUP HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2012, 2013 AND 2014

10.	Earnings per share (Continued)

The following table sets forth the computation of basic and diluted net income per share for the following periods:

	Year ended March 31,
	2012	2013	2014
	(in millions of RMB, except share data and per share data)
Numerator:
Net income attributable to ordinary shareholders for computing net income per ordinary share – basic	4,228	8,404	23,076
Reversal of accretion upon assumed conversion of Convertible Preference Shares	—	17	31
Dividend eliminated upon assumed conversion of Convertible Preference Shares	—	111	208
Dilution effect on earnings arising from option plans operated by a subsidiary	(7)	—	—

Net income attributable to ordinary shareholders for computing net income per ordinary share – diluted	4,221	8,532	23,315

Shares (denominator):
Weighted average number of shares used in calculating net income per ordinary share – basic (million shares)	2,479	2,294	2,175
Adjustments for dilutive share options and RSUs (million shares)	43	46	66
Conversion of Convertible Preference Shares (million shares)	—	49	91

Weighted average number of shares used in calculating net income per ordinary share – diluted (million shares)	2,522	2,389	2,332

Net income per ordinary share – basic (RMB)	1.71	3.66	10.61

Net income per ordinary share – diluted (RMB)	1.67	3.57	10.00

Net income per ordinary share – basic (US$)	0.28	0.59	1.71

Net income per ordinary share – diluted (US$)	0.27	0.57	1.61

ALIBABA GROUP HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2012, 2013 AND 2014

10.	Earnings per share (Continued)

Pro forma earnings per share (Unaudited)

The following table sets forth the computation of unaudited pro forma basic and diluted earnings per share for the year ended March 31, 2014 as if the Convertible Preference Shares had been converted into ordinary shares at the beginning of the period, or when the Convertible Preference Shares were issued, if later:

Year ended March 31, 2014
(in millions of RMB, except share data and per share data)
(Unaudited)
Numerator:
Net income attributable to ordinary shareholders	23,076
Reversal of accretion upon assumed conversion of Convertible Preference Shares	31
Dividend eliminated upon assumed conversion of Convertible Preference Shares	208

Net income attributable to ordinary shareholders for computing pro forma net income per ordinary share – basic and diluted	23,315

Shares (denominator):
Weighted average number of shares (million shares)	2,175
Pro forma effect of Convertible Preference Shares (million shares)	91

Weighted average number of shares used in calculating pro forma net income per ordinary share – basic (million shares)	2,266
Adjustments for dilutive share options and RSUs (million shares)	66

Weighted average number of shares used in calculating pro forma net income per ordinary share – diluted (million shares)	2,332

Pro forma net income per ordinary share – basic (RMB)	10.29

Pro forma net income per ordinary share – diluted (RMB)	10.00

Pro forma net income per ordinary share – basic (US$)	1.66

Pro forma net income per ordinary share – diluted (US$)	1.61

11.	Restricted cash and escrow receivables

	As at March 31,
	2012	2013	2014
	(in millions of RMB)
Deposits in debt service reserve account (i)	—	1,873	209
Money received or receivable on escrow services in connection with the provision of online and mobile commerce related services (ii)	339	1,315	2,659
Cash pledged for a bank in connection with its loan facilities for option exercise in favor of employees of the Company and its related companies	—	—	1,353
Deposits for consumer protection programs offered by Tmall	1,000	—	—
Deposits pledged in relation to the privatization of Alibaba.com Limited	1,177	—	—
Cash pledged for treasury management activities	325	387	505
Others	471	112	195

	3,312	3,687	4,921

(i)	The amount represents deposits in a reserve account pledged in favor of the lenders in connection with certain loan facilities (Note 20).

ALIBABA GROUP HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2012, 2013 AND 2014

11.	Restricted cash and escrow receivables (Continued)

(ii)	The amount represents customer funds held by external payment networks outside the PRC in relation to the online transaction services with a corresponding liability recorded under escrow money payable.

12.	Investment securities and fair value disclosure

	As of March 31, 2012 (in millions of RMB)
	Original cost	Gross unrealized gains	Gross unrealized losses	Provision for decline in value	Fair value
Assets
Trading securities:
Listed equity securities	590	16	(58)	—	548
Financial derivatives	30	19	(4)	—	45
Equity fund	189	4	—	—	193
Available-for-sale securities:
Fixed income funds and others	20	1	—	—	21
Held-to-maturity investment securities	34	—	—	—	34

	863	40	(62)	—	841

	As of March 31, 2013 (in millions of RMB)
	Original cost	Gross unrealized gains	Gross unrealized losses	Provision for decline in value	Fair value
Assets
Trading securities:
Listed equity securities	593	49	(76)	—	566
Financial derivatives	22	47	(6)	—	63
Equity fund	188	20	—	—	208
Held-to-maturity investment securities	34	—	—	—	34

	837	116	(82)	—	871

	As of March 31, 2014 (in millions of RMB)
	Original cost	Gross unrealized gains	Gross unrealized losses	Provision for decline in value	Fair value
Assets
Trading securities:
Listed equity securities	624	105	(61)	—	668
Financial derivatives	31	107	(4)	—	134
Equity fund	183	18	—	—	201
Available-for-sale securities:
Listed equity securities	890	299	—	—	1,189
Held-to-maturity investment securities	1,229	—	—	—	1,229
Convertible bond accounted for under the fair value option (Note 14(g))	1,044	—	—	—	1,044

	4,001	529	(65)	—	4,465

ALIBABA GROUP HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2012, 2013 AND 2014

12.	Investment securities and fair value disclosure (Continued)

During the years ended March 31, 2012, 2013 and 2014, gross realized gain of RMB486 million, RMB198 million and RMB148 million and gross realized loss of RMB502 million, RMB145 million and RMB160 million from disposals of investment securities were recognized in the consolidated income statements, respectively. During the same periods, impairment loss of RMB192 million, nil, and nil, respectively, was charged in the consolidated income statements as a result of other than temporary decline in value related to listed equity and fixed income securities.

As of March 31, 2012, 2013 and 2014, total unrealized gains of RMB1 million, nil and RMB299 million on available-for-sale investment securities were recorded in accumulated other comprehensive income, respectively.

The carrying amount of long-term held-to-maturity investments approximates their fair value due to the fact that the related interest rates approximate rates currently offered by financial institutions for similar debt instruments of comparable maturities.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:

Level 1	-	Valuations based on unadjusted quoted prices for identical assets and liabilities in active markets.

Level 2	-	Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3	-	Valuations based on unobservable inputs reflecting assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Fair value of fixed deposits, corporate bonds, fixed income funds and listed equity securities are based on quoted prices in active markets for identical assets or liabilities. All other financial instruments, such as derivative instruments, were valued based on quoted market prices of similar instruments and other significant inputs derived from or corroborated by observable market data.

ALIBABA GROUP HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2012, 2013 AND 2014

12.	Investment securities and fair value disclosure (Continued)

The following table summarizes the Company’s assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy (in millions of RMB):

	As of March 31, 2012
	Level 1	Level 2	Level 3	Total
Assets
Short-term investments	4,887	—	—	4,887
Restricted cash	3,312	—	—	3,312
Trading securities:
Listed equity securities	548	—	—	548
Financial derivatives	—	45	—	45
Equity fund	193	—	—	193
Available-for-sale securities:
Fixed income funds and others	—	21	—	21

	8,940	66	—	9,006

Liabilities
Contingent consideration and put liability in relation to investments and acquisitions	—	—	104	104

	As of March 31, 2013
	Level 1	Level 2	Level 3	Total
Assets
Short-term investments	2,290	—	—	2,290
Restricted cash	3,687	—	—	3,687
Trading securities:
Listed equity securities	566	—	—	566
Financial derivatives	—	63	—	63
Equity fund	208	—	—	208

	6,751	63	—	6,814

Liabilities
Contingent consideration in relation to investments and acquisitions	—	—	117	117

ALIBABA GROUP HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2012, 2013 AND 2014

12.	Investment securities and fair value disclosure (Continued)

	As of March 31, 2014
	Level 1	Level 2	Level 3	Total
Assets
Short-term investments	10,587	—	—	10,587
Restricted cash	4,921	—	—	4,921
Trading securities:
Listed equity securities	668	—	—	668
Financial derivatives	—	134	—	134
Equity fund	201	—	—	201
Available-for-sale securities:
Listed equity securities	1,189	—	—	1,189
Interest rate swaps	—	138	—	138
Convertible bond accounted for under the fair value option	—	—	1,044	1,044

	17,566	272	1,044	18,882

Liabilities
Contingent consideration in relation to investments and acquisitions	—	—	326	326

Contingent consideration and put liability in relation to investments and acquisitions (in millions of RMB)

Total
Balance at April 1, 2011	132
Decrease in fair value	(28)

Balance at March 31, 2012	104

Increase in fair value	13

Balance at March 31, 2013	117

Addition	31
Increase in fair value	178

Balance at March 31, 2014	326

ALIBABA GROUP HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2012, 2013 AND 2014

13.	Prepayments, receivables and other assets

	As of March 31,
	2012	2013	2014
	(in millions of RMB)
Current:

Deferred direct selling costs (i)	548	617	810
Interest receivables	88	38	231
Amounts due from related companies (iii)	55	103	2,160
Accounts receivable, net of allowance	155	135	269
Deposits for the acquisition on land use rights	—	—	211
Deferred tax assets (Note 7)	97	208	191
Prepaid cost of revenue, sales and marketing expenses and others	54	81	134
Employee loans and advances (ii)	26	191	109
Prepaid staff costs and individual income tax withholding tax	6	77	49
VAT receivables	410	59	78
Advances to customers	79	28	43
Others	151	197	394

	1,669	1,734	4,679

	As of March 31,
	2012	2013	2014
	(in millions of RMB)
Non-current:

Prepayment for acquisition of property and equipment	722	867	1,099
Employee loans (ii)	136	345	503
Interest rate swaps	—	—	138
Deferred direct selling costs (i)	118	124	144
Deferred tax assets (Note 7)	43	52	66
Prepaid upfront fees related to long terms borrowings before drawdown	367	—	—
Others	80	108	137

	1,466	1,496	2,087

(i)	The Company is obligated to pay certain costs upon the receipt of membership fees from merchants or other customers, which primarily consist of sales commissions. The membership fees are initially deferred and recognized as revenue in the consolidated income statements in the period in which the services are rendered. As such, the related costs are also initially deferred and recognized in the consolidated income statements in the same period as the related service fees are recognized.
(ii)	Employee loans mainly represent full recourse, interest-bearing share purchase, option exercise and tax loans, with a term of four to five years, to employees of the Company and its related companies in order to finance their purchase of ordinary shares, exercise of options underlying the ordinary shares as well as payment of related personal taxes. Such employee loans are pledged by ordinary shares owned by the employees and carried at market rates. The balance also includes an interest-free loan program, with a term of five years, to eligible employees for purchase of their first residential properties.
(iii)	Amounts due from related parties primarily represented balances arising from the transactions with Small and Micro Financial Services Company and Alipay. The balances are unsecured, interest free and repayable within the next twelve months.

ALIBABA GROUP HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2012, 2013 AND 2014

14.	Investment in equity investees

	Cost method	Equity method	Total
	(in millions of RMB)
Balance at April 1, 2011	916	210	1,126
Additions	562	199	761
Share of results and other comprehensive income	—	(25)	(25)
Less: disposals and transfers	(62)	(58)	(120)
Less: impairment loss	(71)	—	(71)
Foreign currency translation adjustments	(29)	—	(29)

Balance at March 31, 2012	1,316	326	1,642

Additions	392	190	582
Share of results and other comprehensive income	—	(14)	(14)
Less: disposals and transfers	(99)	(306)	(405)
Less: impairment loss	(245)	—	(245)
Foreign currency translation adjustments	(5)	—	(5)

Balance at March 31, 2013	1,359	196	1,555

Additions	12,655	3,908	16,563
Share of results and other comprehensive income (i)	—	(34)	(34)
Less: disposals and transfers	(262)	—	(262)
Less: impairment loss	(119)	—	(119)
Foreign currency translation adjustments	(44)	7	(37)

Balance at March 31, 2014	13,589	4,077	17,666

(i)	Total share of results and other comprehensive income for the year ended March 31, 2014 excludes the fair value adjustment of contingent consideration of RMB178 million related to an equity investee.

During the year ended March 31, 2014, the Company completed several investments in equity investees. Details of the significant investments are as follows:

(a)	Investment in Weibo Corporation (“Weibo”)

In April 2013, the Company completed an investment in ordinary shares and convertible preferred shares in Weibo representing an 18% equity interest on a fully-diluted basis. Weibo is a leading social media platform in the PRC that is listed on the Nasdaq Global Select Market, and the total purchase price consisted of cash consideration of US$586 million (RMB3,645 million) which was payable immediately upon the closing of the transaction. The Company also acquired an option to purchase additional shares which would increase its equity interest to 30% on a fully-diluted basis at a price to be determined based on a formula linked to the future equity valuation of Weibo. Such option is exercisable at the earlier of (i) the consummation of a qualified IPO of Weibo as defined in the shareholders agreement, and (ii) the fifth anniversary from the time of investment. Such investment is accounted for under the cost method. The option has been subsequently exercised by the Company (Note 25).

(b)	Investment in UCWeb Inc. (“UCWeb”)

In May 2013, the Company completed a step acquisition of convertible preferred shares in UCWeb, a leading developer of mobile web browsers in the PRC, for cash consideration of US$506 million (RMB3,130 million) which was paid upon the closing of the transaction. In December 2013, the Company entered into separate agreements to make further investments in UCWeb for cash considerations of US$180 million (RMB1,097 million), and the Company holds approximately 66% of the economic interests after the

ALIBABA GROUP HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2012, 2013 AND 2014

14.	Investment in equity investees (Continued)

(b)	Investment in UCWeb Inc. (“UCWeb”) (Continued)

completion of these step acquisitions. As of March 31, 2014, the total carrying amount in relation to the investment in UCWeb was RMB4,274 million. The investment in convertible preferred shares is accounted for under the cost method given that such shares contain certain terms such as dividend and liquidation preferences over ordinary shares. As a result, the convertible preferred shares are not considered in-substance common stock. The Company has subsequently entered into agreements with other shareholders so that UCWeb became a wholly-owned subsidiary of the Company (Note 25).

(c)	Investment in AutoNavi Holdings Limited (“AutoNavi”)

In May 2013, the Company completed an investment of newly issued ordinary shares and convertible preferred shares in AutoNavi representing a 28% equity interest on a fully-diluted basis. AutoNavi is a provider of digital map content and navigation and location-based solutions in the PRC that was previously listed on the Nasdaq Global Select Stock Market, and the total purchase price consisted of cash consideration of US$294 million (RMB1,818 million) which was payable immediately upon the closing of the transaction. Prior to the first anniversary of the closing date, the Company had the right to require AutoNavi to redeem all of the preferred shares owned by the Company at a price equal to 120% of the then liquidation preference amount in the event of a change of control of AutoNavi as defined in the relevant agreements. For accounting purposes, the investment in convertible preferred shares is accounted for under the cost method given that the convertible preferred shares are not considered in-substance common stock due to the existence of certain terms such as liquidation preference over ordinary shares, and the investment in ordinary shares is accounted for under the equity method given the existence of significant influence. Out of the total purchase consideration, the investment accounted for under cost method amounted to RMB1,285 million and the investment accounted for under equity method amounted to RMB533 million. For the investment accounted for under the equity method, RMB190 million was allocated to amortizable intangible assets and goodwill, RMB26 million was allocated to deferred tax liabilities and RMB369 million was allocated to net assets acquired. The Company has subsequently entered into an agreement to acquire all of the remaining shares of AutoNavi (Note 25).

(d)	Investment in Zhejiang Cainiao Supply Chain Management Co., Ltd. (“Cainiao”)

In May 2013, the Company made a commitment to invest RMB2,150 million in a newly formed joint venture together with other third parties which owns Cainiao. In February 2014, the Company made a further commitment to invest an additional RMB250 million in the joint venture. Cainiao is the operator of a nationwide logistics infrastructure and information sharing system in the PRC, in which the Company owns a 48% equity interest. As of March 31, 2014, the Company invested RMB1,680 million in Cainiao, and the remaining amount will be invested over a two-year period. For accounting purposes, the joint venture is accounted for under the equity method.

(e)	Investment in ShopRunner, Inc. (“ShopRunner”)

During the year ended March 31, 2014, the Company made investments and entered into arrangements to acquire the ordinary shares of ShopRunner, a company established in the United States which operates an online shopping platform for buyers. The Company acquired an aggregate of approximately 39% equity interest in ShopRunner for an aggregate purchase price of US$202 million (RMB1,242 million). For

ALIBABA GROUP HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2012, 2013 AND 2014

14.	Investment in equity investees (Continued)

(e)	Investment in ShopRunner, Inc. (“ShopRunner”) (Continued)

accounting purposes, this investment is accounted for under the equity method. Out of the total purchase consideration, RMB1,171 million was allocated to amortizable intangible assets and goodwill and RMB71 million was allocated to net assets acquired.

(f)	Investment in TangoMe Inc. (“Tango”)

In March 2014, the Company completed an investment in newly issued preferred shares in Tango, representing a 20% equity interest on a fully-diluted basis. Tango is a leader in mobile messaging services based in the United States offering free voice, video and text messaging to consumers globally. The total cash consideration paid was US$200 million (RMB1,243 million). Such investment is accounted for under the cost method given that such preferred shares contain certain terms such as divided and liquidation preferences over ordinary shares. The Company subsequently invested an additional US$17 million (RMB106 million) in April 2014 to maintain its 20% equity interest in Tango.

(g)	Investment in Haier Electronics Group Co., Ltd. (“Haier”)

In March 2014, the Company completed an acquisition of ordinary shares representing approximately 2% equity interest in Haier, a company that is listed on the Hong Kong Stock Exchange, which is principally engaged in the research, development, manufacture and sale of electrical appliances, especially large electrical appliances such as refrigerators and air conditioners. The purchase price consisted of cash consideration of HK$965 million (RMB763 million). Such investment is accounted for as an available-for-sale investment security (Note 12).

In addition, the Company completed an acquisition of a 9.9% equity interest in a wholly-owned subsidiary of Haier which is engaged in the logistics business in the PRC, and the purchase price consisted of cash consideration of HK$540 million (RMB427 million). Such investment is accounted for under the equity method given the existence of significant influence. RMB252 million of the purchase price was allocated to amortizable intangible assets and goodwill, RMB20 million was allocated to deferred tax liabilities and RMB195 million was allocated to net assets acquired.

Furthermore, the Company completed a subscription for a convertible bond for a purchase price of HK$1,316 million (RMB1,044 million) which is either convertible into ordinary shares of Haier or exchangeable into a 24% equity interest in the logistics business of Haier, subject to the receipt of certain regulatory approvals. The entire convertible bond is accounted for under the fair value option and recorded under investment securities (Note 12).

ALIBABA GROUP HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2012, 2013 AND 2014

15.	Property and equipment, net

	As of March 31,
	2012	2013	2014
	(in millions of RMB)
Computer equipment and software	2,899	3,640	5,675
Furniture, office and transportation equipment	215	242	272
Buildings and leasehold improvements	863	892	2,434
Construction in progress	702	1,720	780

	4,679	6,494	9,161
Less: accumulated depreciation and amortization	(2,216)	(2,686)	(3,580)

Net book value	2,463	3,808	5,581

Depreciation and amortization expenses recognized for the years ended March 31, 2012, 2013 and 2014 were RMB700 million, RMB764 million and RMB1,295 million, respectively. As of March 31, 2012, March 31, 2013 and March 31, 2014, the cost of assets fully depreciated and still in use amounted to RMB785 million, RMB1,435 million and RMB1,584 million, respectively.

16.	Intangible assets

	As of March 31,
	2012	2013	2014
	(in millions of RMB)
User base and customer relationships	240	242	264
Trade names, trademarks and domain names	608	630	768
Existing technology	257	319	1,041
Non-compete agreements	20	40	1,050
Less: accumulated amortization and impairment	(770)	(897)	(1,217)

Net book value	355	334	1,906

Amortization expenses for the years ended March 31, 2012, 2013 and 2014 amounted to RMB155 million, RMB130 million and RMB315 million, respectively. During the same periods, an impairment charge of RMB3 million, RMB18 million and nil was recognized in the consolidated income statements, respectively.

The estimated aggregate amortization expenses for each of the five succeeding fiscal years and thereafter are as follows (in millions of RMB):

For the year ending March 31,
2015	569
2016	535
2017	474
2018	230
2019	78
Thereafter	20

1,906

ALIBABA GROUP HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2012, 2013 AND 2014

17.	Goodwill

The changes in the carrying amount of goodwill for the years ended March 31, 2012, 2013 and 2014 were as follows (in millions of RMB):

Balance as of April 1, 2011	11,473
Additions (i)	102
Impairment	(132)
Foreign currency translation adjustments	(7)

Balance as of March 31, 2012	11,436
Additions	152
Deconsolidation of a subsidiary	(137)
Impairment	(157)
Foreign currency translation adjustments	—

Balance as of March 31, 2013	11,294
Additions	543
Impairment	(44)
Foreign currency translation adjustments	—

Balance as of March 31, 2014	11,793

(i)	Includes RMB54 million of post-acquisition adjustment of transactions consummated prior to the year ended March 31, 2012.

Gross goodwill balances were RMB14,055 million, RMB14,070 million and RMB14,613 million as of March 31, 2012, 2013 and 2014, respectively. Accumulated impairment losses were RMB2,619 million, RMB2,776 million and RMB2,820 million as of the same dates.

In the annual impairment assessment of goodwill, the Company concluded that the carrying amounts of respective reporting units exceeded its fair value and recorded an impairment charge of RMB132 million, RMB157 million and RMB44 million during the years ended March 31, 2012, 2013 and 2014, respectively. The impairment losses resulted from a revision of long-term financial outlook and the change in business model of those reporting units. The impairment charge was determined by comparing the carrying amount of goodwill associated with that reporting unit with the implied fair value of the goodwill.

18.	Deferred revenue and customer advances

Deferred revenue and customer advances primarily represent service fees prepaid by merchants for which the relevant services have not been provided. The respective balances are as follows:

	As of March 31,
	2012	2013	2014
	(in millions of RMB)
Deferred revenue	3,576	3,803	4,766
Customer advances	1,303	1,515	2,158

	4,879	5,318	6,924
Less: current portion	(4,350)	(4,929)	(6,496)

Non-current portion	529	389	428

ALIBABA GROUP HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2012, 2013 AND 2014

18.	Deferred revenue and customer advances (Continued)

All service fees received in advance are initially recorded as customer advances. These amounts are transferred to deferred revenue upon commencement of the provision of services by the Company and are recognized in the consolidated income statements in the period in which the services are provided. In general, service fees received in advance are non-refundable after such amounts are transferred to deferred revenue.

19.	Accrued expenses, accounts payable and other liabilities

	As of March 31,
	2012	2013	2014
	(in millions of RMB)
Current:

Accrued bonus and staff costs, including sales commission	1,047	3,098	3,412
Accrued cost of revenue and sales and marketing expenses	801	885	2,046
Other taxes payable (i)	370	853	705
Payable due to third party marketing affiliates’ websites	198	697	649
Unvested share options exercised	47	5	850
Accruals for purchases of property and equipment	267	627	454
Amounts due to related companies (ii)	754	400	300
Other deposits received	438	905	1,156
Consideration received in relation to disposal of subsidiaries	—	343	—
Contingent and deferred consideration in relation to investments and acquisitions	—	117	443
Liabilities arising from treasury management activities	181	207	250
Accrued donations	40	130	262
Accrual for interest expense	2	126	402
Liability related to cancelled share-based awards upon privatization of Alibaba.com Limited	—	178	69
Accrued professional services expenses	146	67	126
Others	368	323	763

	4,659	8,961	11,887

Non-current:

Contingent and deferred consideration and put liability in relation to investments and acquisitions	104	—	54
Liability related to cancelled share-based awards upon privatization of Alibaba.com Limited	—	60	18

	104	60	72

(i)	Other taxes payable represents business tax, value-added tax and related surcharges and PRC individual income tax of employees withheld by the Company.
(ii)	Amounts due to related parties primarily represent balances arising from the transactions with Yahoo and the transactions with Small and Micro Financial Services Company and Alipay. The balances are unsecured, interest free and repayable within the next twelve months.

ALIBABA GROUP HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2012, 2013 AND 2014

20.	Bank borrowings

Borrowings are recognized initially at fair value, net of upfront fees and other incidental fees incurred. Costs incurred which are directly attributable to the bank borrowings are capitalized and amortized over the estimated term of the facilities using the effective interest method. Upfront fees and other incidental fees paid to the lenders are recorded as a reduction of the proceeds received and the related accretion is recorded as interest expense in the income statements over the estimated term of the facilities using the effective interest method.

Bank borrowings are analyzed as follows:

	As of March 31,
	2012	2013	2014
	(in millions of RMB)
US$4.0 billion syndicated loan denominated in US$ (i)	—	25,076	—
US$8.0 billion syndicated loan denominated in US$ (ii)	—	—	30,761
Long-term other borrowings (iii)	—	517	723
Short-term other borrowings (iv)	1,283	842	1,100
Less: unamortized upfront fees	—	(623)	(773)

	1,283	25,812	31,811
Less: current portion	(1,283)	(3,350)	(1,100)

Borrowings, non-current portion	—	22,462	30,711

(i)	During the year ended March 31, 2013, the Company completed the drawdown of US$2.0 billion denominated in U.S. dollars under a facility agreement entered into with certain banks which are repayable over a three year period. Such amounts are borrowed at floating interest rates which range from LIBOR plus 3.0% to 4.5% per annum. During the same period, the Company completed another drawdown of US$2.0 billion denominated in U.S. dollars under another facility agreement entered into with certain banks, which are repayable over a four year period. Such amounts are borrowed at floating interest rates which range from LIBOR plus 3.3% to 4.8% per annum. As of March 31, 2013, such amounts are collateralized by certain equity interests in the Company’s major subsidiaries and the Company maintained a debt service reserve account collateralized in favor of the lenders in connection with these facilities (Note 11). The facilities were primarily used to finance the privatization of Alibaba.com Limited (Note 4(b)) and the Initial Repurchase (Note 4(a)) during the year ended March 31, 2013. During the year ended March 31, 2014, the Company repaid the entire US$4.0 billion syndicated loans.

(ii)

During the year ended March 31, 2014, the Company completed the drawdown of US$4.0 billion denominated in U.S. dollars under a facility agreement entered into with certain banks which is repayable over a three year period. Such amount is initially borrowed at a floating interest rate of LIBOR plus 2.25% per annum which was amended to be LIBOR plus 1.75% per annum starting from February 2014. During the same period, the Company completed another drawdown of US$1.0 billion denominated in U.S. dollars under the same facility agreement. The amounts are repayable over a five year period. Such amount is initially borrowed at floating interest rates of LIBOR plus 2.75% per annum which was amended to be LIBOR plus 2.25% per annum starting from February 2014. The related floating interest payments are hedged by certain interest rate swaps contracts entered into by the Company (Note 2(z)). As of March 31, 2014, such outstanding loans are collateralized by certain equity interests in the Company’s major subsidiaries and the Company maintained a debt service reserve account collateralized in favor of the lenders in connection with these facilities (Note 11). As of March 31, 2014, the unused facilities amounted to US$3.0 billion which have been subsequently drawn down (Note 25). The facilities were primarily used to repay the US$4.0 billion syndicated loan drawdown during the year ended March 31,

ALIBABA GROUP HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2012, 2013 AND 2014

20.	Bank borrowings (Continued)

2013 and to redeem the Redeemable Preference Shares (Note 4(a)). The Company is required to maintain certain financial ratios and is subject to certain other covenants, primarily including a requirement to maintain an offshore group leverage ratio of no more than 3:1 and an interest cover ratio of no less than 4:1, each as defined in the facility agreement.

(iii)	The weighted average interest rate for all long-term other borrowings for the year ended March 31, 2013 and 2014 was approximately 6.3% and 6.7%, respectively. Other loans are collateralized by a pledge of certain land use rights and construction in progress of RMB910 million and 1,090 million in the PRC as of the same dates, respectively.

(iv)	As of March 31, 2012, 2013 and 2014, the Company had short-term borrowings from banks which were repayable within one year or on demand and charged at interest rates ranging from 1.2% to 7.0%, 6.0% and from 5.0% to 6.0% per annum, respectively. Such borrowings primarily consist of loans denominated in Renminbi, Hong Kong and U.S. dollars. Part of these bank borrowings are collateralized by a pledge of bank deposits of RMB63 million as of March 31, 2012, which is recorded as restricted cash and escrow receivables (Note 11).

The borrowings under the credit facilities are due according to the following schedule:

During the year ending March 31,	Principal amount
(in millions of RMB)
2015	1,100
2016	70
2017	26,629
2018	3,554
2019	1,231

32,584

21.	Related party transactions

During the years ended March 31, 2012, 2013 and 2014, other than disclosed elsewhere, the Company had the following material related party transactions:

Transactions with Yahoo

	Year ended March 31,
	2012	2013	2014
	(in millions of RMB)
Amount incurred or disbursed by the Company
Royalty fee (i)	358	592	748
Purchase of patents (ii)	—	—	430
Yahoo TIPLA amendment payment (Note 4(a))	—	3,487	—

(i)

The Company and Yahoo entered into a Technology and Intellectual Property Licensing Agreement in October 2005 whereby Yahoo granted to the Company the use of certain intellectual property and the Company agreed to pay Yahoo a royalty fee equal to 2%, until December 31, 2012 and equal to 1.5% thereafter, of revenues recognized on a consolidated basis under U.S. GAAP, less traffic acquisition

ALIBABA GROUP HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2012, 2013 AND 2014

21.	Related party transactions (Continued)

costs incurred in connection with third-party distribution partners, business tax, value added tax or similar sales tax based on revenue paid to governments. The Technology and Intellectual Property Licensing Agreement was amended during the year ended March 31, 2013 (Note 4(a)). Such royalty expense was recognized in product development expenses.

(ii)	The Company and Yahoo entered into a patent sale and assignment agreement during the year ended March 31, 2014 pursuant to which the Company acquired ownership of certain patents for aggregate consideration of US$70 million.

During the year ended March 31, 2013, the Company also completed the repurchase of 523.0 million ordinary shares from Yahoo (Note 4(a)).

Transactions with Small and Micro Financial Services Company and Alipay

	Year ended March 31,
	2012	2013	2014
	(in millions of RMB)
Amount earned by the Company
Royalty fee and software technology services fee (i)	27	277	1,764
Reimbursement on options and RSUs (ii)	—	146	266
Other services (iii)	76	42	46

	103	465	2,076

Amount incurred by the Company
Payment processing fee (iv)	1,307	1,646	2,349
Other services (iii)	29	23	21

	1,336	1,669	2,370

(i)	In 2011, the Company entered into an Intellectual Property License and Software Technology Services Agreement with Alipay whereby the Company licenses certain intellectual properties and provides certain software technology services to Alipay in exchange for a royalty fee and software technology services fee in an amount equal to the costs incurred by the Company in providing the software technology services plus 49.9% of the consolidated pre-tax income of Alipay and its subsidiaries (Note 4(c)), effective from December 2011. Royalty fee and software technology services fee was recognized as other income, net of the costs incurred for the provision of the software technology services reimbursed by Alipay of RMB35 million, RMB218 million and RMB275 million for the years ended March 31, 2012, 2013 and 2014, respectively.

(ii)	The Company entered into agreements with Small and Micro Financial Services Company in 2012 and 2013 under which the Company will receive a reimbursement for options and RSUs relating to 6,791,093 ordinary shares granted to the employees of Small and Micro Financial Services Company and its subsidiaries during the period from December 14, 2011 to March 31, 2014. Pursuant to the agreements, the Company will, upon vesting of such options and RSUs, receive a cash reimbursement equal to their respective grant date fair value. As this arrangement relates to share-based awards previously granted by the Company, the reimbursement is recognized as a reduction of share-based compensation expense.

(iii)	The Company also has other commercial arrangements and cost sharing arrangements with Alipay on technical and other administrative services.

ALIBABA GROUP HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2012, 2013 AND 2014

21.	Related party transactions (Continued)

(iv)	The Company and Alipay, among others, entered into a Commercial Agreement in 2011 whereby the Company receives payment processing services in exchange for a Payment Processing Fee (Note 4(c)), which was recognized in cost of revenue.

As of March 31, 2012, 2013 and 2014, the Company had certain amounts of cash held in accounts managed by Alipay (Note 2(p)).

Transactions with management of the Company

The Company entered into an agreement during the year ended March 31, 2013 whereby a management member, through a related company acquired the interest in a business aircraft for a cash consideration of US$49.7 million (RMB312 million) which was the original purchase price of the aircraft. The aircraft was subsequently leased to the Company, free of charge, to be used mainly by the management member in connection with the duties as executive chairman. The Company has also entered into a cost reimbursement agreement with the related company to reimburse the maintenance and incidental costs of the aircraft at cost.

During the year ended March 31, 2014, the Company granted 50,000,000 share options to a non-profit organization designated by two members of management of the Company, subject to irrevocable instructions to designate and transfer these share options to the separate charitable trusts to be established by these two members of management of the Company (Note 9).

Transactions with Cainiao

The Company entered into agreements with Cainiao during the year ended March 31, 2014 whereby the Company disposed of two wholly-owned subsidiaries to Cainiao for cash consideration of RMB524 million. The major assets of the disposed subsidiaries consist of land use rights in the PRC. The gain on disposals for the year ended March 31, 2014 amounted to RMB74 million.

Other transactions

The Company has commercial arrangements with SoftBank and other equity investees to provide and receive certain marketing and other services. For the years ended March 31, 2012, 2013 and 2014, the amounts relating to these transactions were not material.

22.	Restricted net assets

PRC laws and regulations permit payments of dividends by the Company’s subsidiaries and VIEs incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s subsidiaries and VIEs incorporated in the PRC are required to annually appropriate 10% of their net income to the statutory reserve prior to payment of any dividends, unless such reserve have reached 50% of their respective registered capital. In addition, registered share capital and capital reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each subsidiary and VIE. As a result of the restrictions described above and elsewhere under PRC laws and regulations, the Company’s subsidiaries and VIEs incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company in the form of dividends. Such restriction amounted to RMB18,943 million as of March 31, 2014. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes,

ALIBABA GROUP HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2012, 2013 AND 2014

22.	Restricted net assets (Continued)

the Company may in the future require additional cash resources from them due to changes in business conditions, funding of future acquisitions and development, or merely to declare and pay dividends or distributions to its shareholders. Except for the above or disclosed elsewhere, there is no other restriction on the use of proceeds generated by the Company’s subsidiaries and VIEs to satisfy any obligations of the Company.

23.	Commitments

(a)	Capital commitments

Capital expenditures contracted for are analyzed as follows:

	As of March 31,
	2012	2013	2014
	(in millions of RMB)
Contracted but not provided for:
Purchase of property and equipment	231	256	980
Construction of corporate campus	720	2,708	1,562

	951	2,964	2,542

(b)	Operating lease commitments for office facility and transportation equipment

The Company has leased office premises and transportation equipment under non-cancellable operating lease agreements. These leases have varying terms and renewal rights. The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

	As of March 31,
	2012	2013	2014
	(in millions of RMB)
No later than 1 year	244	281	198
Later than 1 year and no later than 5 years	448	378	214
More than 5 years	14	12	8

Total	706	671	420

For the years ended March 31, 2012, 2013 and 2014, the Company incurred rental expenses under operating leases of RMB226 million, RMB251 million and RMB217 million, respectively.

(c)	Commitments for co-location, bandwidth fees and marketing expenses

	As of March 31,
	2012	2013	2014
	(in millions of RMB)
No later than 1 year	387	410	884
Later than 1 year and no later than 5 years	1,414	1,284	2,523
More than 5 years	212	—	—

Total	2,013	1,694	3,407

ALIBABA GROUP HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2012, 2013 AND 2014

23.	Commitments (Continued)

(d)	Investment commitments

The Company was obligated to pay up to RMB82 million, RMB126 million and RMB12,333 million for the acquisition of investment securities and equity investees under various arrangements as of March 31, 2012, 2013 and 2014, respectively.

In addition to the investment commitment relating to Cainiao disclosed in Note 14(d), the Company had the following significant investment commitments as of March 31, 2014.

In March 2014, the Company entered into a subscription agreement with Alibaba Pictures Group Limited (formerly known as ChinaVision Media Group Ltd.) (“Alibaba Pictures”) to subscribe for newly issued ordinary shares representing a 60% equity interest. Alibaba Pictures is a producer of movies and television programs in the PRC that is listed on the Hong Kong Stock Exchange. The total cash consideration is expected to approximate HK$6,244 million (RMB4,952 million). The completion of this transaction is subject to a number of uncertainties and conditions including the approval by the shareholders of Alibaba Pictures and the listing committee of the Hong Kong Stock Exchange Limited.

In March 2014, the Company entered into a subscription agreement with Intime Retail (Group) Company Limited (“Intime”), pursuant to which the Company will subscribe for newly issued ordinary shares representing a 9.9% equity interest. Intime is one of the leading department store operators in the PRC that is listed on the Hong Kong Stock Exchange. In addition, the Company will establish a new joint venture with Intime, in which the Company will hold an 80% interest to develop an online-to-offline business in the PRC relating to shopping malls, department stores and supermarkets. Furthermore, the Company will subscribe for a convertible bond which is convertible into ordinary shares of Intime and upon conversion would increase the Company’s equity interest in Intime to approximately 26%. The convertible bond has a maturity date which is the third anniversary of the issue date of the bond unless previously converted or redeemed upon the occurrence of certain redemption events, and bears an interest of 1.5% per annum on the principal amount of the bond. The total cash consideration is expected to approximate HK$5,368 million (RMB4,256 million). The completion of this transaction is subject to a number of conditions including the approval by the shareholders of Intime and the listing committee of the Hong Kong Stock Exchange Limited.

24.	Risks and contingencies

(a)

The Company is incorporated in the Cayman Islands and considered as a foreign entity under PRC laws. Due to the restrictions on foreign investment and ownership on the business related to Internet content provision, telecom value-added services, financial services and others, the Company conducts its business through various contractual arrangements with VIEs that are generally owned and controlled by management members of the Company. The VIEs hold the licenses and approvals that are essential for their business operations in the PRC and the Company has entered into various agreements with the VIEs and their equity holders such that the Company has the right to benefit from their licenses and approvals and generally has control of the VIEs. In the Company’s opinion, the current ownership structure and the contractual arrangements with the VIEs and their equity holders as well as the operations of the VIEs are in substantial compliance with all existing PRC laws, rules and regulations. However, there may be changes and other developments in PRC laws, rules and regulations. Accordingly, the Company gives no assurance that PRC government authorities will not take a view in the future that is contrary to the opinion of the Company. If the current ownership structure of the Company and its contractual arrangements with the VIEs and their equity holders were found to be in violation of any existing or future PRC laws or regulations, the Company’s ability to

ALIBABA GROUP HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2012, 2013 AND 2014

24.	Risks and contingencies (Continued)

conduct its business could be impacted and the Company may be required to restructure its ownership structure and operations in the PRC to comply with the changes in the PRC laws which may result in deconsolidation of the VIEs.

(b)	The PRC market in which the Company operates poses certain macro-economic and regulatory risks and uncertainties. These uncertainties extend to the ability of the Company to operate or invest in online and mobile commerce or other Internet related businesses, representing the principal services provided by the Company, in the PRC. The information and technology industries are highly regulated. Restrictions are currently in place or are unclear regarding what specific segments of these industries foreign owned enterprises, like the Company, may operate. If new or more extensive restrictions were imposed on the segments in which the Company is permitted to operate, the Company could be required to sell or cease to operate or invest in some or all of its current businesses in the PRC.

(c)	The Company’s sales, purchase and expense transactions are generally denominated in RMB and a significant portion of the Company’s assets and liabilities are denominated in RMB. The RMB is not freely convertible into foreign currencies. In the PRC, foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the PBOC. Remittances in currencies other than RMB by the Company in the PRC must be processed through the PBOC or other PRC foreign exchange regulatory bodies and require certain supporting documentation in order to effect the remittance. If such foreign exchange control system prevents the Company from obtaining sufficient foreign currencies to satisfy its currency demands, the Company may not be able to pay dividends in foreign currencies and the Company’s ability to fund its business activities that are conducted in foreign currencies could be adversely affected.

(d)	Financial instruments that potentially subject the Company to significant concentration of credit risk consist principally of cash and cash equivalents, short-term investments, restricted cash and investment securities. As of March 31, 2012, 2013 and 2014, substantially all of the Company’s cash and cash equivalents, short-term investments, restricted cash and investment securities were held by major financial institutions located worldwide, including Hong Kong and the PRC. If the banking system or the financial markets deteriorate or remain volatile, the financial institutions and other issuers of financial instruments held by the Company could become insolvent and the markets for these instruments could become illiquid, in which case the Company could lose some or all of the value of its investments.

(e)	In the ordinary course of business, the Company is from time to time involved in legal proceedings and litigation relating to disputes relating to trademarks and other intellectual property, among others. There are no legal proceedings and litigations that have in the recent past had, or to the Company’s knowledge, are reasonably possible to have, a material impact on the Company’s financial positions, results of operations or cash flows. The Company did not accrue any loss contingencies in this respect as of March 31, 2012, 2013 and 2014 as the Company did not consider an unfavorable outcome in any material respects in these legal proceedings and litigations to be probable.

ALIBABA GROUP HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2012, 2013 AND 2014

25.	Subsequent events

In February 2014, the Company submitted a proposal to the board of directors of AutoNavi to acquire all of the issued and outstanding shares of AutoNavi that the Company does not currently own (Note 14(c)). In April 2014, the Company entered into a definitive merger agreement with AutoNavi. The total cash consideration is expected to approximate US$1,032 million (RMB6,415 million). The completion of this transaction is subject to a number of uncertainties and conditions, including the approval of AutoNavi’s shareholders. All of the outstanding preferred shares held by the Company will be cancelled upon the closing of this transaction.

In April 2014, the Company completed an acquisition of newly issued ordinary shares representing an effective equity interest of approximately 38% in CITIC 21CN Company Limited (“CITIC 21”). CITIC 21, a company that is listed on the Hong Kong Stock Exchange, is primarily engaged in the business of developing product identification, authentication and tracking system for pharmaceutical and medical products in the PRC. The cash consideration of HK$932 million (RMB739 million) was paid upon the closing of the transaction.

In April 2014, in connection with Weibo’s initial public offering, the Company acquired additional shares of Weibo for an aggregate purchase price of US$449 million (RMB2,791 million) pursuant to the option to increase the equity interest by the Company in Weibo to approximately 30% on a fully-diluted basis (including the shares to be issued in connection with Weibo’s initial public offering). All preferred shares were automatically converted into ordinary shares upon the completion of Weibo’s initial public offering. Weibo is an existing investee in which the Company initially acquired an 18% equity interest on a fully-diluted basis in April 2013 (Note 14(a)).

In April 2014, the Company entered into a full recourse loan arrangement with aggregate principal amount of RMB6.5 billion with a management member to finance a minority investment through a holding company in Wasu Media Holding Co., Ltd. (“Wasu”), a company listed on the Shenzhen Stock Exchange which is engaged in the business of digital media broadcasting and distribution in the PRC. The loan facility carries an interest rate of 8% per annum and is repayable in ten years. The loan will be collateralized by the equity interests of the holding company held by the management member and by the equity interests of Wasu held by such holding company. The Company entered into strategic cooperation agreements with a major shareholder of Wasu in order to enhance the Company’s capabilities and profile in the digital media sector in the PRC. The extension of the loan is pending shareholder and regulatory approval of the underlying investment in Wasu which have not yet been obtained.

In April 2014, the Company completed the drawdown of the remaining unused facility amounting to US$3.0 billion (RMB18.6 billion) denominated in U.S. dollars under a facility agreement entered into during the year ended March 31, 2014 (Note 20). The facility is borrowed at floating interest rates based on LIBOR and is repayable over a five year period. The floating interest payments are partially hedged by interest rate swaps entered into by the Company. This facility will primarily be used for general corporate purposes.

In April 2014, a subsidiary of the Company in the PRC entered into a loan facility agreement with a financial institution for an amount of RMB1.0 billion. The principal of the loan will be repayable in twelve months from the drawdown date, and may be extended for an additional twelve months at the option of the borrower. The loan facility carries interest at a rate based on the lender’s cost of capital, plus a spread of 2.25% or 2.75% per annum during the first and second year of the loan period, respectively. Interest payments will be repayable semi-annually in arrears. There is no collateral or guarantees provided by the Company on this loan facility. The drawdown of this loan facility was completed in May 2014. This facility will primarily be used to expand the capital base of the micro loans business.

ALIBABA GROUP HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2012, 2013 AND 2014

25.	Subsequent events (Continued)

In May 2014, the Company completed an acquisition of ordinary shares representing an effective equity interest of 16.5% in Youku Tudou Inc. (“Youku Tudou”). Youku Tudou, a company that is listed on the New York Stock Exchange, is one of the leading Internet television companies in the PRC. The cash consideration of US$1,090 million (RMB6,776 million) was paid and the Company appointed one director to Youku Tudou upon the closing of the transaction.

In May 2014, the Company entered into an amendment agreement to the Framework Agreement which was entered into during the year ended March 31, 2012 (Note 4(c)). Pursuant to the terms of the amendment agreement, the Promissory Note in the principal amount of US$500 million which the Company received from APN Ltd. was cancelled, and the amount of the Liquidity Payment which the Company would be entitled to receive from Small and Micro Financial Services Company in the event of a Liquidity Event was increased by an equivalent amount. The repayment term of the first US$500 million of the Liquidity Payment remains the same as the cancelled Promissory Note, subject to the occurrence of certain conditions which may accelerate the date of repayment. APN Ltd. will be jointly and severally liable with Small and Micro Financial Services Company for the first US$500 million of the Liquidity Payment to the Company.

In May 2014, the Company completed an acquisition of all of the remaining interest of Shenzhen OneTouch Business Service Ltd. (“OneTouch”). Prior to such acquisition, OneTouch was an equity investee which was 65% owned by the Company. The cash consideration of RMB790 million was paid upon the closing of the transaction. The remaining contingent consideration is tied to the operating targets of OneTouch. Upon the issuance of the consolidated financial statements, the accounting for such business combination, including purchase price allocation, was not yet finalized.

In June 2014, the Company entered into a memorandum of understanding with Evergrande Real Estate Group Ltd., the current sole shareholder of Guangzhou Evergrande Football Club (“Evergrande FC”), and Evergrande FC, pursuant to which the Company may make an investment in newly issued shares which represents a 50% ownership interest in Evergrande FC . Evergrande FC is one of the most popular soccer teams in the PRC and the PRC’s first ever winner of the Asian Football Confederation Championship League Cup. The total cash consideration is expected to approximate RMB1,200 million. The completion of this transaction is subject to due diligence and reaching agreement on definitive documentation with Evergrande Real Estate Group Ltd.

In June 2014, the Company exchanged all of the issued and outstanding shares in UCWeb held by the other shareholders that the Company does not currently own (Note 14(b)). The total exchange consideration consisted of 12.3 million restricted shares and RSUs of the Company and approximately US$479 million (RMB2,978 million) in cash. Upon the issuance of the consolidated financial statements, the accounting for such business combination, including purchase price allocation, was not yet finalized.

In connection with the issuance of the consolidated financial statements for the year ended March 31, 2014, the Company has evaluated subsequent events through June 16, 2014, the date the consolidated financial statements were available to be issued.

Subsequent to June 16, 2014, the Company completed the investment in Alibaba Pictures and the total cash consideration of HK$6,244 million (RMB4,952 million) was paid upon the closing of the transaction. In July 2014, the Company completed the subscription of newly issued ordinary shares and convertible bonds of Intime and the total cash consideration of HK$5,368 million (RMB4,256 million) was paid upon the closing of the transaction. In addition, the Company completed the investments in Evergrande FC and AutoNavi, and the total cash consideration of RMB1,200 million and US$1,032 million (RMB6,415 million) were paid upon the closing of the transactions, respectively. (unaudited)

ALIBABA GROUP HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2012, 2013 AND 2014

25.	Subsequent events (Continued)

In July 2014, the Company completed the acquisition of ordinary shares in Singapore Post Limited (“SingPost”), which consists of newly issued ordinary shares and existing ordinary shares held in treasury by SingPost, representing approximately 10% of the issued share capital of SingPost. SingPost is a national post service provider in Singapore and a leading provider of e-commerce logistics solutions in the Asia-Pacific region that is listed on the Singapore Exchange. The total purchase price of approximately S$313 million (RMB1,548 million) has been paid upon the closing of the transaction. (unaudited)

Restructuring of the commercial arrangements with Payment Services (unaudited)

In August 2014, the Company entered into a share and asset purchase agreement (the “SAPA”) with Small and Micro Financial Services Company, the other parties to the Framework Agreement (Note 4(c)), Junhan (Note 8(f)) and Hangzhou Junao Equity Investment Partnership, a PRC limited partnership the interests in which are held by certain members of the Alibaba Partnership. The Framework Agreement entered into in 2011 was also terminated.

Pursuant to the SAPA, the Company agreed to sell, subject to receipt of regulatory approvals and other customary closing conditions, certain equity interests and assets primarily relating to the micro loan business and related services (the “Transferred Business”) to Small and Micro Financial Services Company for aggregate cash consideration of RMB3.2 billion. In addition, the Company entered into software system use and service agreements with Small and Micro Financial Services Company relating to the know-how and related intellectual property that the Company has agreed to sell together with the micro loan business and related services. In calendar years 2015 to 2017, the Company will receive an annual fee equal to 2.5% of the average daily book balance of the micro loans made by Small and Micro Financial Services Company. In calendar years 2018 to 2021, the Company will receive an annual fee equal to the amount paid for the calendar year 2017 (together with the fees received in calendar years 2015 to 2017, the “SME annual fee”).

In connection with the SAPA, the Company also entered into an amendment and restatement of the Intellectual Property License and Software Technology Services Agreement (the “Amended IPLA”), pursuant to which the Company licenses certain intellectual property and provide certain software technology services related to Alipay’s current operations and the Transferred Business. Under the Amended IPLA, the Company will receive royalty streams and a service fee (collectively, the “IPLA payments”) which will be paid at least annually, amounting to the sum of an expense reimbursement plus 37.5% of the consolidated pre-tax income of Small and Micro Financial Services Company, subject to certain adjustments. In addition, if the Company acquires any equity interest in Small and Micro Financial Services Company, the Company will transfer an agreed portion of the underlying intellectual property to Small and Micro Financial Services Company at the time of such equity issuance. At the same time, the IPLA payments will also be reduced in proportion to such equity issuances made to the Company.

Pursuant to the terms of the SAPA, in the event of an initial public offering of Small and Micro Financial Services Company or Alipay at an implied equity value exceeding US$25 billion which results in gross proceeds of at least US$2 billion (a “Qualified IPO”), if the Company’s total ownership of equity interests in Small and Micro Financial Services Company has not reached 33% (subject to proportional reduction upon dilutive share issuances assuming no exercise of the preemptive rights), the Company would be entitled at its election to receive a one-time payment equal to 37.5% of the equity value of Small and Micro Financial Services Company as determined immediately prior to such Qualified IPO. There is no cap on the maximum value of such liquidity event payment. If the Company acquires equity interests in Small and

ALIBABA GROUP HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2012, 2013 AND 2014

25.	Subsequent events (Continued)

Micro Financial Services Company in an aggregate amount less than 33%, the percentage of Small and Micro Financial Services Company’s equity value used to calculate such liquidity event payment will be reduced proportionately.

In lieu of receiving such liquidity event payment, the Company may elect to continue to receive the IPLA payments in perpetuity, subject to the receipt of regulatory approvals. Following a Qualified IPO and if the Company so elects, Small and Micro Financial Services Company must use its commercially reasonable efforts to obtain the required approvals for continued payments under the Amended IPLA. If such approvals are not obtained, Small and Micro Financial Services Company will pay the liquidity event payment as described above to the Company.

The SAPA provides for future potential equity issuances to the Company by Small and Micro Financial Services Company. In the event that Small and Micro Financial Services Company applies for and receives certain PRC regulatory approvals in the future, Small and Micro Financial Services Company will issue and the Company will purchase newly issued equity interests in Small and Micro Financial Services Company up to a 33% equity interest, or such lesser equity interest as may be permitted by the regulatory approvals. If the liquidity event payment described above has not become payable upon a Qualified IPO of Small and Micro Financial Services Company, the Company’s right to acquire equity interests up to the full 33% equity interest will continue after such Qualified IPO. However, the equity interest that the Company is entitled to acquire will be reduced in proportion to any dilutive equity issuances by Small and Micro Financial Services Company in and following such Qualified IPO. If the Company acquires an equity interest in Small and Micro Financial Services Company pursuant to this arrangement which is below 33%, the liquidity event payment amount and the profit sharing arrangement under the Amended IPLA will be proportionately reduced based on the amount of equity interests acquired by the Company.

Concurrently with the SAPA, the Company entered into other ancillary agreements, including a data sharing agreement, an SME loan cooperation agreement, a trademark agreement, and an amended and restated shared services agreement. The Company also entered into a binding term sheet in respect of a technology services agreement, pursuant to which the Company agreed to provide certain cloud computing, database service and storage, large-scale computing services and certain other services to Small and Micro Financial Services Company on a cost-plus basis. In addition, the existing Alipay commercial agreement will continue as currently in effect.

Except for the transfer of the Transferred Business, the terms of the SAPA, the Amended IPLA and other ancillary agreements took effect immediately upon their execution in August 2014.

For accounting purposes, the expected fair value of the restructured arrangement is expected to exceed the expected fair value of the pre-existing arrangement with Small and Micro Financial Services Company. As Small and Micro Financial Services Company is controlled by a director and major shareholder of the Company, the excess value provided to the Company in this related party transaction is accounted for as an equity contribution by the shareholder. Given the nature of this transaction, the corresponding asset representing the excess value receivable by the Company will be accounted for as a deduction from equity and amortized as an expense in the consolidated income statements over the expected term of the restructured arrangement. The Company is currently in the process of finalizing accounting and valuation work to determine the excess amount, which is expected to approximate RMB1.3 billion. Furthermore, the Company will account for the IPLA payments and the SME annual fee in the periods when the services are provided, where such payments are expected to approximate the estimated fair values of the services provided.

ALIBABA GROUP HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2012, 2013 AND 2014

26.	Condensed financial information of parent company

(a)	Income statements:

	Year ended March 31,
	2012	2013	2014
	RMB	RMB	RMB
	(in millions)
Product development expenses	(358)	(592)	(748)
General and administrative expenses	(148)	(33)	(1,347)
Amortization of intangible assets	(35)	(34)	(193)
Yahoo TIPLA amendment payment	—	(3,487)	—

Loss from operations	(541)	(4,146)	(2,288)

Interest and investment income, net	41	40	329
Interest expense	(51)	(1,569)	(2,180)
Other income, net	—	2	2

Income before income tax and share of results of subsidiaries and variable interest entities	(551)	(5,673)	(4,137)

Income tax expenses	—	—	—
Share of results of subsidiaries and variable interest entities	4,779	14,205	27,452

Net income	4,228	8,532	23,315

Accretion of Convertible Preference Shares	—	(17)	(31)
Dividends accrued on Convertible Preference Shares	—	(111)	(208)

Net income attributable to ordinary shareholders	4,228	8,404	23,076

(b)	Statements of comprehensive income:

	Year ended March 31,
	2012	2013	2014
	RMB	RMB	RMB
	(in millions)
Net income	4,228	8,532	23,315

Other comprehensive income:
- Foreign currency translation
Change in unrealized gains	(271)	455	536
Less: reclassification adjustment for gains recorded in net income	(7)	—	(14)

Net change	(278)	455	522

- Available-for-sale investment securities
Change in unrealized gains	(25)	(9)	306
Less: reclassification adjustment for gains recorded in net income	(18)	—	(13)

Net change	(43)	(9)	293
- Interest rate swaps under hedge accounting
Change in unrealized gains	—	—	36

Other comprehensive income	(321)	446	851

Total comprehensive income attributable to Alibaba Group Holding Limited	3,907	8,978	24,166

ALIBABA GROUP HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2012, 2013 AND 2014

26.	Condensed financial information of parent company (Continued)

(c)	Balance Sheets:

	As of March 31,
	2012	2013	2014
	RMB	RMB	RMB
	(in millions, except for share data and par values)
Assets
Current assets:
Cash and cash equivalents	511	5,070	531
Restricted cash	1,177	1,873	210
Prepayments, receivables and other assets	392	95	61

Total current assets	2,080	7,038	802

Investments in subsidiaries	29,710	33,350	68,691
Prepayments, receivables and other assets	43	97	158
Intangible assets	66	32	1,170

Total assets	31,899	40,517	70,821

Liabilities, Mezzanine Equity and Shareholders’ Equity
Current liabilities:
Current bank borrowings	—	2,508	—
Accrued expenses and other liabilities	411	390	1,192

Total current liabilities	411	2,898	1,192

Redeemable Preference Shares	—	5,191	—
Non-current bank borrowings	—	21,945	29,988
Other liabilities	—	60	19

Total liabilities	411	30,094	31,199

Mezzanine equity:
Convertible Preference Shares, US$0.000025 par value; 2,600,000 shares authorized; nil, 1,688,000 and 1,688,000 shares issued and outstanding as of March 31, 2012, 2013 and 2014, respectively; liquidation value of nil, RMB10,447 million and RMB10,284 million as of March 31, 2012, 2013 and 2014, respectively	—	10,447	10,284

Total mezzanine equity	—	10,447	10,284

Alibaba Group Holding Limited shareholders’ equity:
Ordinary shares, US$0.000025 par value; 2,797,400,000 shares authorized; 2,506,952,201, 2,175,220,739 and 2,226,810,660 shares issued and outstanding as of March 31, 2012, 2013 and 2014, respectively	1	1	1
Additional paid-in capital	20,778	21,655	27,043
Subscription receivables	(819)	(852)	(540)
Accumulated other comprehensive income
Cumulative translation adjustments	(2,121)	(1,666)	(1,144)
Unrealized gain (loss) on available-for-sale investment securities, interest rate swaps and others	1	(8)	321
Retained earnings (Accumulated deficits)	13,648	(19,154)	3,657

Total Alibaba Group Holding Limited shareholders’ equity (deficits)	31,488	(24)	29,338

Total liabilities, mezzanine equity and equity	31,899	40,517	70,821

ALIBABA GROUP HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2012, 2013 AND 2014

26.	Condensed financial information of parent company (Continued)

(d)	Statements of cash flows

	Year ended March 31,
	2012	2013	2014
	RMB	RMB	RMB
	(in millions)
Net cash provided by (used in) operating activities	878	(3,516)	(7,012)

Cash flows from investing activities:
(Increase) Decrease in restricted cash	(1,177)	(707)	1,629
Acquisitions of intangible assets	—	—	(504)
Others	(32)	—	—

Net cash (used in) provided by investing activities	(1,209)	(707)	1,125

Cash flows from financing activities:
Issuance of ordinary shares, including repayment of loan and interest receivable on employee loans for the exercise of ordinary shares	618	16,792	1,638
Proceeds from issuance of Convertible Preference Shares, net of direct incidental fees incurred	—	10,542	—
Repurchase of ordinary shares	(2)	(40,111)	(157)
Redemption of Redeemable Preference Shares	—	—	(5,131)
Payment for privatization of Alibaba.com Limited	—	(15,083)	—
Acquisition of the remaining noncontrolling interest in a subsidiary	—	(335)	(2)
Proceeds from non-current bank borrowings	—	24,463	29,947
Repayment of non-current bank borrowings	—	—	(24,788)
Proceeds from intercompany loan	—	12,687	3,260
Repayment of intercompany loan	—	—	(3,210)
Others	(356)	(97)	(112)

Net cash provided by financing activities	260	8,858	1,445

Effect of exchange rate changes on cash and cash equivalents	(28)	(76)	(97)

(Decrease) Increase in cash and cash equivalents	(99)	4,559	(4,539)
Cash and cash equivalents at beginning of year	610	511	5,070

Cash and cash equivalents at end of year	511	5,070	531

(e)	Basis of preparation

The condensed financial information of Alibaba Group Holding Limited (the “Company”) has been prepared using the same accounting policies as set out in the Company’s consolidated financial statement except that the Company used the equity method to account for investments in its subsidiaries and VIEs.

(f)	Investments in subsidiaries

In its consolidated financial statements, the Company consolidates the results of operations and assets and liabilities of its subsidiaries and VIEs, and inter-company balances and transactions were eliminated upon consolidation. For the purpose of the Company’s stand-alone financial statements, its investments in subsidiaries and VIEs are reported using the equity method of accounting as a single line item and the Company’s share of income (loss) from its subsidiaries and VIEs are reported as the single line item of share of results of subsidiaries and VIEs. Ordinarily under the equity method, an investor in an equity

ALIBABA GROUP HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2012, 2013 AND 2014

26.	Condensed financial information of parent company (Continued)

(f)	Investments in subsidiaries (Continued)

method investee would cease to recognize its share of the losses of an investee once the carrying value of the investment has been reduced to nil absent an undertaking by the investor to provide continuing support and fund losses. For the purpose of this condensed financial information of parent company, the Company has continued to reflect its share, based on its proportionate interest, of the losses of a subsidiary or VIE regardless of the carrying value of the investment even though the Company is not legally obligated to provide continuing support or fund losses.

Our thriving ecosystem

Engaged participants, invested in success and growth

12.7 billion
Annual orders

255 million
Annual active buyers

50
Average annual orders per active buyer

8 million
Annual active sellers

Retail operational partners
Independent software vendors
Professional service providers
Financing
Online marketing
Our mission is to make it easy to do business anywhere
LOGISTICS
Digital entertainment
Mobile apps
O2O
Social media
Sellers
China & Global
Buyers
China & Global
支付宝
Alipay.com
SECURE PAYMENTS

Alipay
US$623 billion
Total payment volume

Marketing affiliates
620,000+
For the three months ended December 31, 2013

Sustainable and scalable platform

Alibaba infrastructure platform
Team
Data
Technology

Jobs created
9.7 million
By Taobao and Tmall merchants
Source: AliResearch and School of Social Sciences of Tsinghua University (January 2013)

2.0 million
Employed by service providers
Source: AliResearch and School of Social Sciences of Tsinghua University (January 2013)

Logistics partners
950,000+
Delivery personnel employed by our 14 strategic delivery partners as of March 30, 2014

Twelve months ended March 31, 2014 unless otherwise stated

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers

Cayman Islands law does not limit the extent to which a company’s articles of association may provide indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as providing indemnification against civil fraud or the consequences of committing a crime. The registrant’s articles of association provide that each officer or director of the registrant shall be indemnified out of the assets of the registrant against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officer, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.

Under the form of indemnification agreements filed as Exhibit 10.8 to this registration statement, we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or executive officer.

The form of underwriting agreement to be filed as Exhibit 1.1 to this registration statement will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7. Recent Sales of Unregistered Securities

During the past three years, we have issued and sold the securities described below without registering the securities under the Securities Act. None of these transactions involved any underwriters’ underwriting discounts or commissions, or any public offering. We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions, Regulation D under the Securities Act, Rule 701 under the Securities Act or pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering.

Purchaser	Date of Sale or Issuance	Title of Securities	Number of Securities	Consideration (in millions of US$)
Various private equity investment funds	August 27, 2012	Ordinary shares	167,741,936	2,600.0

Yahoo! Group	September 18, 2012	Series A mandatorily redeemable preference shares	800,000	800.0 (representing partial consideration for the repurchase of 523,000,000 ordinary shares from Yahoo)

Purchaser	Date of Sale or Issuance	Title of Securities	Number of Securities		Consideration (in millions of US$)
Various private equity investment and sovereign wealth funds	September 18, 2012	Series A convertible preference shares	1,338,000		1,338.0

A private equity investment fund and a sovereign wealth fund	October 16, 2012	Series A convertible preference shares	350,000		350.0

PCIP I Limited	July 26, 2013	Ordinary shares	13,000,000		52.0

PCIP II Limited	July 26, 2013	Ordinary shares	5,000,000		20.0

Employee shareholders of an acquired entity in China	March 14, 2014	Options to purchase ordinary shares	100,000		Non-compete covenant to our company

Employee shareholders of an acquired entity in China	August 20, 2013	Restricted shares	5,824,000		Non-compete covenant to our company

Employee shareholders of five acquired entities or businesses in China	March 4, 2013 through July 10, 2014	Restricted share units	4,483,035		Non-compete covenant to our company

Employee shareholders of three acquired entities in China	March 21, 2013 through July 10, 2014	Restricted shares	11,151,559		Certain business in connection with investment and acquisition activities

Employee shareholders of two acquired entities in China	March 21, 2013 through July 10, 2014	Restricted share units	1,240,412		Certain business in connection with investment and acquisition activities

Our directors, employees, consultants and other grantees, including certain employees of our related companies or affiliates	April 1, 2011 through July 10, 2014	Options to purchase ordinary shares	22,918,000	*	Services to our company

Our directors, employees, consultants and other grantees, including certain employees of our related companies or affiliates	April 1, 2011 through July 10, 2014	Restricted shares	20,284,816	*	Services to our company

Purchaser	Date of Sale or Issuance	Title of Securities	Number of Securities		Consideration (in millions of US$)
Our directors, employees, consultants and other grantees, including certain employees of our related companies or affiliates	April 1, 2011 through July 10, 2014	Restricted share units	71,763,400	*	Services to our company

*	Granted under our 2011 Equity Incentive Plan.

Item 8. Exhibits and Financial Statement Schedules

(a) Exhibits

See Exhibit Index beginning on page II–6 of this Registration Statement.

(b) Financial Statement Schedules

All supplemental schedules are omitted because of the absence of conditions under which they are required or because the information is shown in the financial statements or notes thereto.

Item 9. Undertakings

a)	The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

b)	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant under the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

c)	The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hong Kong, on August 12, 2014.

ALIBABA GROUP HOLDING LIMITED

By:	/s/ Maggie Wei WU
Name: Maggie Wei WU Title: Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Capacity	Date

* Jack Yun MA	Executive Chairman	August 12, 2014

* Joseph C. TSAI	Executive Vice Chairman	August 12, 2014

* Masayoshi SON	Director	August 12, 2014

* Jonathan Zhaoxi LU	Chief Executive Officer (principal executive officer)	August 12, 2014

/s/ Maggie Wei WU Maggie Wei WU	Chief Financial Officer (principal financial and accounting officer)	August 12, 2014

* Timothy A. STEINERT	General Counsel and Corporate Secretary	August 12, 2014

*By:	/s/ Maggie Wei WU
Maggie Wei WU
Attorney-in-fact

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Alibaba Group Holding Limited has signed this registration statement or amendment thereto in the city of Newark, State of Delaware, on August 12, 2014.

PUGLISI & ASSOCIATES

By:	/s/ Donald J. Puglisi
Name: Donald J. Puglisi
Title: Managing Director

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

1.1*	Form of Underwriting Agreement

3.1†	Memorandum and Articles of Association of the Registrant, as currently in effect

3.2*	Form of Amended and Restated Memorandum and Articles of Association of the Registrant, effective upon the completion of this offering

4.1**	Form of Ordinary Share Certificate

4.2†	Memorandum and Articles of Association of the Registrant (Filed as Exhibit 3.1 hereto)

4.3*	Form of Amended and Restated Memorandum and Articles of Association of the Registrant (Filed as Exhibit 3.2 hereto)

4.4*	Form of Deposit Agreement between the Registrant, the depositary and holders and beneficial holders of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, including the form of American Depositary Receipt

4.5*	Form of American Depositary Receipt evidencing American Depositary Shares (included in Exhibit 4.4)

4.6†	New Shareholders Agreement by and among the Registrant, Yahoo! Inc., SoftBank Corp., the Management Members (as defined therein) and certain other shareholders of the Registrant, dated September 18, 2012

4.7†	Amended and Restated Registration Rights Agreement among the Registrant and the persons whose names are set out in Schedule I thereto, dated September 18, 2012

4.8†	Voting Agreement by and among the Registrant, Yahoo! Inc., SoftBank Corp., and certain other shareholders of the Registrant, dated May 20, 2012

4.9†	Share Purchase and Investor Rights Agreement by and among the Registrant and each of the investors identified on Schedule I thereto, dated August 27, 2012

4.10†	Convertible Preference Share Purchase Agreement by and between the Registrant and each of the Investors as defined therein, dated August 31, 2012

4.11†	Convertible Preference Share Purchase Agreement by and between the Registrant and each of the Investors as defined therein, dated October 15, 2012

4.12†	Voting Agreement by and between Dawn VA Ltd. and Yunfeng e-Commerce A Fund, L.P., dated September 22, 2011

5.1†	Opinion of Maples and Calder regarding the issue of ordinary shares being registered

8.1†	Opinion of Maples and Calder regarding certain Cayman Islands tax matters (included in Exhibit 5.1)

8.2†	Opinion of Fangda Partners regarding certain PRC tax matters (included in Exhibit 99.2)

10.1†	Amended and Restated 1999 Share Option Plan of the Registrant

10.2†	2004 Share Option Plan of the Registrant

10.3†	Amended and Restated 2005 Share Option Plan of the Registrant

10.4†	2007 Share Incentive Plan of the Registrant

Exhibit No.	Description of Exhibit

10.5†	2011 Equity Incentive Plan of the Registrant

10.6†	Senior Management Equity Incentive Plan

10.7†	Partner Capital Investment Plan

10.8*	Form of Indemnification Agreement between the Registrant and its directors and executive officers

10.9†	Form of Employment Agreement between the Registrant and its executive officers

10.10†	English translation of Loan Agreements entered into by and among Jack Ma, Simon Xie and Taobao (China) Software Co., Ltd., dated January 1, 2009, as amended on October 11, 2010 and March 13, 2013

10.11†	English translation of Exclusive Call Option Agreement entered into by and among Jack Ma, Simon Xie, Taobao (China) Software Co., Ltd. and Zhejiang Taobao Network Co., Ltd., dated January 21, 2009

10.12†	English translation of Proxy Agreement entered into by and among Jack Ma, Simon Xie, Taobao (China) Software Co., Ltd. and Zhejiang Taobao Network Co., Ltd., dated January 21, 2009

10.13†	English translation of Equity Pledge Agreements entered into by and among Jack Ma, Simon Xie, Taobao (China) Software Co., Ltd. and Zhejiang Taobao Network Co., Ltd., dated January 21, 2009, as amended on March 13, 2013

10.14†	English translation of Exclusive Technical Services Agreement entered into by and between Taobao (China) Software Co., Ltd. and Zhejiang Taobao Network Co., Ltd., dated January 21, 2009

10.15†	Share Repurchase and Preference Share Sale Agreement by and between the Registrant, Yahoo! Inc. and Yahoo! Hong Kong Holdings Limited, dated May 20, 2012

10.16†	First Amendment to Share Repurchase and Preference Share Sale Agreement by and between the Registrant, Yahoo! Inc. and Yahoo! Hong Kong Holdings Limited, dated September 11, 2012

10.17†	Second Amendment to Share Repurchase and Preference Share Sale Agreement by and between the Registrant, Yahoo! Inc. and Yahoo! Hong Kong Holdings Limited, dated October 14, 2013

10.18†	Amended and Restated Technology and Intellectual Property License Agreement by and between the Registrant and Yahoo! Inc., dated September 18, 2012

10.19†	Framework Agreement by and among the Registrant, Yahoo! Inc., SoftBank Corp., Alipay.com Co., Ltd., APN Ltd., Zhejiang Alibaba E-Commerce Co., Ltd., Jack Ma and Joseph C. Tsai and the Joinder Parties, dated July 29, 2011

10.20†	Amendment to Framework Agreement by and among the Registrant, Yahoo! Inc., SoftBank Corp., Alipay.com Co., Ltd., APN Ltd., Zhejiang Alibaba E-Commerce Co., Ltd., Jack Ma and Joseph C. Tsai and the Joinder Parties, dated November 15, 2012

10.21†	Second Amendment to Framework Agreement by and among the Registrant, Yahoo! Inc., SoftBank Corp., Alipay.com Co., Ltd., APN Ltd., Zhejiang Alibaba E-Commerce Co., Ltd., Jack Ma and Joseph C. Tsai and the Joinder Parties, dated May 3, 2014

10.22†	Waiver and Consent Agreement by and among the Registrant, Yahoo! Inc., SoftBank Corp., Alipay.com Co., Ltd., APN Ltd., Zhejiang Alibaba E-Commerce Co., Ltd., Jack Ma and Joseph C. Tsai and the Joinder Parties, dated January 23, 2014

10.23†	Commercial Agreement by and among the Registrant, Zhejiang Alibaba E-Commerce Co., Ltd. and Alipay.com Co., Ltd., dated July 29, 2011

10.24†	Amendment to Commercial Agreement by and among the Registrant, Zhejiang Alibaba E-Commerce Co., Ltd. and Alipay.com Co., Ltd., dated December 14, 2011

10.25†	Intellectual Property License and Software Technology Services Agreement by and between the Registrant and Alipay.com Co., Ltd., dated July 29, 2011

Exhibit No.	Description of Exhibit

10.26†	Share Subscription and Purchase Agreement among Ali WB Investment Holding Limited, SINA Corporation and Weibo Corporation, dated April 29, 2013

10.27†	Agreement and Plan of Merger by and among Alibaba Investment Limited, Ali ET Investment Holding Limited and AutoNavi Holdings Limited, dated April 11, 2014

10.28†	Voting Agreement by and among Alibaba Investment Limited, Ali ET Investment Holding Limited and Shareholders Listed thereto, dated April 11, 2014

10.29†	English Translation of Loan Agreement between Simon Xie and Zhejiang Tmall Technology Co., Ltd., dated April 8, 2014

10.30†	US$8,000,000,000 Facility Agreement between the Registrant and other parties named therein, dated April 30, 2013

10.31†	Investment Agreement by and among Youku Tudou Inc., 1Look Holdings Ltd., Ali YK Investment Holding Limited and, solely for the purposes of Section 11.4, 11.5 and 11.16 therein, the Registrant, dated April 28, 2014

10.32†	Investor Rights Agreement by and among Youku Tudou Inc., Ali YK Investment Holding Limited and solely for the purposes of Section 7.1 and 7.2 and Article VIII therein, the Registrant and YF Venus Ltd, dated April 28, 2014

10.33†	Shareholders Agreement by and among Ali YK Investment Holding Limited and each of the persons listed on Exhibit A thereto, dated April 28, 2014

10.34†	Amended and Restated Share Purchase and Shareholders Agreement by and among Ali YK Investment Holding Limited, YF Venus Ltd and Alibaba Investment Limited, dated May 21, 2014

10.35†	Share Purchase Agreement by and among Ali UC Investment Holding Limited, the Management and the Selling Shareholders as defined therein, dated May 28, 2014

10.36†	Schedules of Material Differences of Contractual Arrangements of Material Variable Interest Entities of the Registrant

10.37*	Share and Asset Purchase Agreement by and among the Registrant, Zhejiang Ant Small and Micro Financial Services Group Co., Ltd., Yahoo! Inc., SoftBank Corp. and the other Parties named therein, dated August 12, 2014

10.38*	Second Amendment to Commercial Agreement by and among the Registrant, Zhejiang Ant Small and Micro Financial Services Group Co., Ltd. (formerly known as Zhejiang Alibaba E-Commerce Co., Ltd.) and Alipay.com Co., Ltd., dated August 12, 2014

10.39*	Amended and Restated Intellectual Property License and Software Technology Services Agreement by and among the Registrant, Zhejiang Ant Small and Micro Financial Services Group Co., Ltd. and Alipay.com Co., Ltd., dated August 12, 2014

10.40*	Data Sharing Agreement by and between the Registrant and Zhejiang Ant Small and Micro Financial Services Group Co., Ltd., dated August 12, 2014

10.41*	English Translation of Software System Use and Service Agreement between Alibaba (China) Co., Ltd. and Chongqing Alibaba Small Loan Co. Ltd., dated August 12, 2014

21.1†	Significant Subsidiaries and Consolidated Entities of the Registrant

23.1	Consent of PricewaterhouseCoopers — Independent Registered Public Accounting Firm

23.2†	Consent of Maples and Calder (included in Exhibit 5.1)

23.3†	Consent of Fangda Partners (included in Exhibit 99.2)

23.4†	Consent of International Data Corporation

23.5†	Consent of Jonathan Zhaoxi LU

23.6†	Consent of Daniel Yong ZHANG

Exhibit No.	Description of Exhibit

23.7†	Consent of Chee Hwa TUNG

23.8†	Consent of Walter Teh Ming KWAUK

23.9†	Consent of J. Michael EVANS

23.10†	Consent of Jerry YANG

24.1†	Powers of Attorney (included on the signature page in Part II of this Registration Statement)

99.1*	Code of Ethics of the Registrant

99.2†	Opinion of Fangda Partners as to certain matters under PRC law

99.3†	Registrant’s waiver request and representation under Item 8.A.4

*	To be filed by amendment.
**	No exhibit to be filed as the Company does not issue physical ordinary share certificates.
†	Previously filed.